As confidentially submitted to the Securities and Exchange Commission on April 25, 2017.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MICRO FOCUS INTERNATIONAL PLC
(Exact Name of Registrant as Specified in its Charter)

England and Wales	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mike Phillips
Chief Financial Officer
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard B. Aftanas, P.C. David A. Curtiss Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022	Spencer Summerfield Jon Reddington Travers Smith LLP 10 Snow Hill London EC1A 2AL United Kingdom	Andrew R. Brownstein Benjamin M. Roth Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019	Julian Pritchard Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS United Kingdom

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Ordinary Shares

(1)	The securities being offered hereby will be issued in the form of American Depositary Shares of the registrant, referred to as Micro Focus ADSs. Each Micro Focus ADS represents one ordinary share, par value £0.10 per share, of the registrant, referred to as ordinary shares. The Micro Focus ADSs will be issuable upon deposit of ordinary shares with Deutsche Bank Trust Company Americas, acting as the depositary, and will be registered under a registration statement on Form F-6 (Registration No. 333- ).
(2)	Represents an estimate of the maximum number of ordinary shares of the registrant issuable upon completion of the transactions contemplated by the Agreement and Plan of Merger dated as of September 7, 2016, among the registrant, Hewlett Packard Enterprise Company, Seattle SpinCo, Inc., Seattle Holdings, Inc. and Seattle MergerSub, Inc., as described in this registration statement. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of additional shares of the registrant as may be issuable as a result of stock splits, stock dividends or similar transactions.
(3)	Calculated pursuant to Rule 457(f)(2) under the Securities Act, based on the book value, as of (which is the most recent date for which such information is available) of all of the Seattle SpinCo, Inc. securities to be received by the registrant in exchange for the securities to be issued hereunder.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On September 7, 2016, Micro Focus International plc (“Micro Focus”) announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated September 7, 2016, with Hewlett Packard Enterprise Company (“HPE”), Seattle SpinCo, Inc. (“Seattle”), a Delaware corporation and wholly owned subsidiary of HPE, Seattle Holdings, Inc. (“Holdings”), a Delaware corporation and wholly owned subsidiary of Micro Focus, and Seattle MergerSub, Inc. (“Merger Sub”), a Delaware corporation and direct wholly owned subsidiary of Holdings, pursuant to which Micro Focus will combine with the software business segment of HPE, as further described herein.

Micro Focus is filing this registration statement on Form F-4 (Reg. No. 333-      ) to register the exchange of all of the outstanding shares of Seattle Class A common stock, par value $0.01 per share (the “Seattle Shares”), for ordinary shares, par value £0.10 per share issued by Micro Focus (the “Micro Focus Shares”), all of which will be deposited with Deutsche Bank Trust Company Americas (the “Depositary”). The Depositary will issue American Depositary Shares (the “Micro Focus ADSs”) representing the Micro Focus Shares that will be issued as merger consideration in connection with the merger of Merger Sub with and into Seattle pursuant to the Merger Agreement, whereby the separate corporate existence of Merger Sub will cease and Seattle will continue as the surviving corporation and become an indirect wholly owned subsidiary of Micro Focus. At Closing (as defined herein), each Seattle Share distributed to HPE Stockholders (as defined herein) as further described herein will be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement. Each Micro Focus ADS will represent one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. The Depositary will file a registration statement on Form F-6 (Reg. No. 333-      ) with respect to the Micro Focus ADSs. Seattle will file a registration statement on Form 10 (Reg. No. 000-      ) with respect to the Seattle Shares being distributed by HPE to HPE Stockholders in connection with the separation of Seattle from HPE.

Information contained herein is preliminary and subject to completion or amendment. The securities described herein may not be issued until the registration statement filed by Micro Focus International plc and the registration statement to be filed by Seattle SpinCo, Inc., as applicable, with the U.S. Securities and Exchange Commission are effective. This information statement/prospectus does not constitute an offer to sell or a solicitation to buy any securities in any state or jurisdiction in which such offer or solicitation is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED             , 2017

Seattle SpinCo, Inc.

which will be merged with Seattle MergerSub, Inc., an indirect wholly owned subsidiary of

Micro Focus International plc

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Hewlett Packard Enterprise Company (“HPE”) intends to distribute to its stockholders all of the outstanding shares of Class A common stock (the “Seattle Shares”) of Seattle SpinCo, Inc. (“Seattle”), a wholly owned subsidiary of HPE that will hold, directly or indirectly, the assets and liabilities of HPE’s software business segment (“HPE Software”) on a pro rata basis in a distribution that is intended to be tax-free to HPE and to HPE Stockholders (as defined below) for U.S. federal income tax purposes (the “Distribution”). Following the Distribution, pursuant to the merger of Seattle MergerSub, Inc. (“Merger Sub”) with and into Seattle (the “Merger”), with Seattle continuing as the surviving corporation and a direct wholly owned subsidiary of Seattle Holdings, Inc. (“Holdings”), and an indirect wholly owned subsidiary of Micro Focus International plc (“Micro Focus”), the Seattle Shares will be automatically converted into the right to receive American Depositary Shares (“Micro Focus ADSs”), issued by Deutsche Bank Trust Company Americas (the “Depositary”), representing ordinary shares of Micro Focus (“Micro Focus Shares”) that will be issued as consideration in the Merger. This information statement/prospectus forms a part of (a) the registration statement on Form F-4 filed by Micro Focus (Reg. No. 333-         ) to register the exchange of the Seattle Shares for Micro Focus Shares which will be deposited with the Depositary and (b) the registration statement on Form 10 to be filed by Seattle (Reg. No. 000-         ) to register the Seattle Shares (which will automatically be converted into the right to receive Micro Focus ADSs upon consummation of the Merger) to be distributed by HPE to HPE Stockholders in the Distribution. We expect that Seattle Shares will be distributed by HPE to HPE Stockholders on          , 2017. We refer to the date on which the effective time of the Distribution of the Seattle Shares to HPE Stockholders occurs as the “Distribution Date.”

For every one share of HPE common stock (each, an “HPE Share”) held of record as of the close of business on the Distribution Record Date, HPE Stockholders will receive a number of Seattle Shares determined in accordance with a distribution ratio to be selected by the HPE Board. All such Seattle Shares will then be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement. Each Micro Focus ADS will represent one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. You will not receive any fractional Micro Focus ADSs. Instead, you will receive cash in lieu of any fractional Micro Focus ADSs that you would otherwise have received in connection with the Merger.

No vote of HPE Stockholders is required for the Distribution or the Merger. HPE, as sole stockholder of Seattle prior to the Distribution, has approved the Merger. Therefore, you are not being asked for a proxy, and you are requested not to send HPE a proxy, in connection with the Distribution or the Merger. You do not need to pay any consideration, exchange or surrender your existing HPE Shares or take any other action to receive your Seattle Shares or to have your Seattle Shares converted into Micro Focus ADSs as described herein.

No trading market currently exists or will ever exist for Seattle Shares. You will not be able to trade the Seattle Shares before they are converted into Micro Focus ADSs. We have applied to list the Micro Focus ADSs on the New York Stock Exchange (the “NYSE”) under the symbol “MF.” We expect trading of the Micro Focus ADSs to begin on          , 2017, the first trading day following Closing. Micro Focus Shares are, and after the Merger are expected to continue to be, listed on the London Stock Exchange (the “LSE”) under the symbol “MCRO.” There can be no assurances regarding the prices at which Micro Focus ADSs issued hereby will trade following the Merger, including whether the Micro Focus ADSs will trade at the equivalent prices at which Micro Focus Shares traded prior to the Merger or at which Micro Focus Shares may trade following the Merger.

In reviewing this information statement/prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 37.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is          , 2017.

Neither Micro Focus nor Seattle has previously filed reports, statements or other information with the SEC. All important business and financial information about Micro Focus and Seattle has been included in or delivered with this information statement/prospectus. We are not incorporating by reference any information with respect to Micro Focus or Seattle into this information statement/prospectus other than the exhibits filed with the registration statement on Form F-4 of Micro Focus and the registration statement on Form 10 of Seattle of which this information statement/prospectus forms a part.

You also may ask any questions about this transaction or request copies of documents relating to this transaction, without charge, upon oral or written request to Micro Focus or HPE at +44-(0)-1635-565-459 or investors@microfocus.com and (650) 687-5817 or investor.relations@hpe.com, respectively.

All information contained in this information statement/prospectus with respect to Micro Focus and its subsidiaries has been provided by Micro Focus. All information contained or incorporated by reference in this information statement/prospectus with respect to HPE and Seattle and their respective subsidiaries has been provided by HPE. Micro Focus and HPE have both contributed information contained in this information statement/prospectus relating to the Distribution, the Merger and the other proposed transactions.

The information contained on any website referenced in this information statement/prospectus is not incorporated by reference into this information statement/prospectus and should not be considered part of this information statement/prospectus.

This information statement/prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy, any HPE Shares, Seattle Shares, Micro Focus ADSs or Micro Focus Shares in any jurisdiction in which an offer, sale or exchange is not permitted.

TRADEMARKS AND SERVICE MARKS

Micro Focus, HPE, Seattle and their respective subsidiaries own or have rights to various trademarks, logos, service marks and trade names that each uses in connection with the operation of its business. Micro Focus, HPE, Seattle and their respective subsidiaries each also own or have the rights to copyrights that protect the content of their respective products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this information statement/prospectus are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this information statement/prospectus.

i

DEFINITIONS

In this information statement/prospectus:

“$,” “U.S. dollar” and “dollar” means the United States Dollar.

“£,” “GBP,” “pound,” “sterling” and “pound sterling” means the British pound sterling.

“€,” and “euros” means the single currency of participating member states of the European Union.

“Adjusted Earnings Per Share” means the earnings attributable to Micro Focus Shareholders before the post-tax impact of exceptional items, amortization of purchased intangibles and share based compensation on a per Micro Focus Share basis.

“Adjusted EBITDA” means the operating profit before exceptional items, share based compensation and amortization of purchased intangibles, net finance costs, depreciation of property, plant and equipment and amortization of purchased software intangibles.

“Admission” means the admission of the new Micro Focus Shares (or, if the Share Capital Consolidation is not implemented, the existing Micro Focus Shares) and/or, as relevant, the admission of the Consideration Shares to the premium listing segment of the Official List becoming effective in accordance with the U.K. Listing Rules and to trading on the LSE’s main market for listed securities becoming effective in accordance with the Admission and Disclosure Standards.

“Admission and Disclosure Standards” means the requirements contained in the publication entitled “Admission and Disclosure Standards” dated April 2013 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the LSE’s main market for listed securities.

“ADRs” means American Depositary Receipts, evidencing Micro Focus ADSs.

“Audit Committee” means the audit committee of Micro Focus established by the Micro Focus Board.

“B Shares” means the redeemable B shares in the capital of Micro Focus to be issued and redeemed as part of the Micro Focus Return of Value.

“Closing” means the effective time of the Merger.

“Closing Date” means the date on which Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act 2006” means the U.K. Companies Act 2006, as amended.

“Company Secretary” means the company secretary of Micro Focus from time to time, with Jane Smithard being the Company Secretary as of the date of this information statement/prospectus.

“Consideration Shares” means the Micro Focus Shares underlying the Micro Focus ADSs to be issued to the holders of Seattle Shares as consideration in the Merger pursuant to the Merger Agreement.

“Contribution” means the contribution by HPE of HPE Software to Seattle pursuant to the terms of the Separation and Distribution Agreement.

“CREST” means the relevant system (as defined in the CREST Regulations) in respect of which Euroclear is the operator (as defined in the CREST Regulations).

“CREST Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time.

“Debt Financing” means the debt financing entered into in connection with the Transactions, as further described in the section entitled “Debt Financing.”

“Deferred Shares” means the deferred shares of 10 pence each in the capital of Micro Focus to be issued as part of the Micro Focus Return of Value.

“Deposit Agreement” means the deposit agreement to be entered into between Micro Focus and the Depositary governing the terms and conditions pursuant to which the Micro Focus ADSs will be issued, as it may be amended from time to time.

“Depositary” means Deutsche Bank Trust Company Americas, acting as (i) depositary for Micro Focus ADSs representing Consideration Shares and (ii) issuer of ADRs representing those Micro Focus ADSs (if applicable).

“DGCL” means the General Corporation Law of the State of Delaware.

“Distribution” means the pro rata distribution by HPE of all of the outstanding Seattle Shares to HPE Stockholders pursuant to and subject to the terms and conditions of the Separation and Distribution Agreement.

“Distribution Date” means the date on which the effective time of the Distribution occurs.

“Distribution Record Date” means         , 2017.

“Employee Matters Agreement” means the Employee Matters Agreement dated September 7, 2016, entered into by HPE, Seattle and Micro Focus, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “Other Agreements—Employee Matters Agreement.”

“Enlarged Group” means the Micro Focus Group, as of and from Closing, as enlarged by the Merger.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Directors” means the executive directors of Micro Focus from time to time, which as of Closing are expected to be the directors whose names are set out in the section entitled “Board of Directors and Management of Micro Focus After the Merger—Profiles of the Executive Directors.”

“Existing Facilities Agreement” means the New York law governed credit agreement documenting the Facility B-2 and the Existing RCF.

“Existing RCF” means the $375 million revolving credit facility available to Micro Focus pursuant to the Existing Facilities Agreement.

“Euro Facility” means the €470 million term loan facility provided to the Micro Focus Borrower pursuant to an escrow credit agreement.

“Facility B-2” means the $1,515 million tranche B-2 term loan facility provided to the Micro Focus Borrower pursuant to the Existing Term Facility.

“Facility B-3” means the $385 million tranche B-3 term loan facility provided to the Micro Focus Borrower pursuant to an escrow credit agreement.

“Facility C” means the existing $412 million tranche C term loan facility provided to the Micro Focus Borrower.

“Facility EBITDA” means Adjusted EBITDA before amortization of capitalized development costs.

“FSMA” means the Financial Services and Markets Act 2000 (United Kingdom), as amended.

“Holdings” means Seattle Holdings Inc., a Delaware corporation and wholly owned direct subsidiary of Micro Focus.

“HPE” means Hewlett Packard Enterprise Company, a Delaware corporation.

“HPE Board” means the board of directors of HPE.

“HPE Group” means HPE and its subsidiaries (which include the Seattle Group prior to the Distribution and exclude the Seattle Group from and after the Distribution).

“HPE Nominated Director” means a director nominated to the Micro Focus Board by HPE.

“HPE Shares” means shares of HPE common stock, par value $0.01 per share.

“HPE Software” means HPE’s software business segment, which will be transferred to (or retained by, as applicable) the Seattle Group, in accordance with the terms and conditions of the Separation and Distribution Agreement prior to the Distribution.

“HPE Stockholder” means a holder of an HPE Share.

“HPE Tax Opinion” means an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) in form and substance reasonably acceptable to HPE, dated as of the Distribution Date, regarding certain aspects of the U.S. federal income tax treatment of the Distribution and certain related transactions and the Merger.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as adopted by the European Union.

“Intellectual Property Matters Agreement” means the Intellectual Property Matters Agreement among HPE, Hewlett Packard Enterprise Development LP and Seattle, to be entered into by such parties on or prior to the Distribution Date, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “Other Agreements—Intellectual Property Matters Agreement.”

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling” means a ruling from the IRS regarding certain issues relevant to the U.S. federal income tax consequences of the Distribution and certain other aspects of the Separation.

“LSE” means the London Stock Exchange.

“Merger” means the merger of Merger Sub with and into Seattle on the terms and subject to the conditions set out in the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger dated September 7, 2016 entered into by Micro Focus, HPE, Merger Sub, Holdings and Seattle, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “The Merger Agreement.”

“Merger Sub” means Seattle MergerSub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Micro Focus.

“Micro Focus” means Micro Focus International plc, a public limited company incorporated in England and Wales.

“Micro Focus ADSs” means American Depositary Shares issued by the Depositary, each representing one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE.

“Micro Focus Articles” means the articles of association of Micro Focus, as they may be amended from time to time.

“Micro Focus ASG Awards” means additional share grant awards with respect to Micro Focus Shares granted in accordance with the terms set out in the prospectus issued by Micro Focus on October 8, 2014 or granted in accordance with the authority obtained from Micro Focus Shareholders at its annual general meeting convened on September 22, 2016.

“Micro Focus Board” means the board of directors of Micro Focus.

“Micro Focus Borrower” means MA FinanceCo, LLC, a wholly owned subsidiary of Holdings.

“Micro Focus Commitment Letter” means the commitment letter, dated September 7, 2016, entered into by JPMorgan Chase Bank, N.A., Micro Focus Group Limited, and the Micro Focus Borrower (as amended from time to time) and relating to the Micro Focus Facilities.

“Micro Focus Escrow Borrower” means Miami Escrow Borrower, LLC, a Delaware limited liability company.

“Micro Focus Facilities” means the Micro Focus Term Loan Facilities and the Revolving Credit Facility.

“Micro Focus Fully Diluted Shares” means the aggregate number of Micro Focus Shares on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, including Micro Focus Shares underlying outstanding Micro Focus Options, Micro Focus ASG Awards and any other securities convertible into or exercisable for Micro Focus Shares, excluding, for purposes of the Micro Focus Fully Diluted Shares immediately following Closing, any Micro Focus Shares to be issued pursuant to a de minimis number of replacement awards to be granted to HPE Software employees at Closing under their existing employee incentive arrangements.

“Micro Focus General Meeting” means the general meeting of Micro Focus to be held at 2:00 p.m. U.K. time on or around May 26, 2017, or any adjournment thereof, to consider and, if thought fit, approve the Resolutions.

“Micro Focus Group” means Micro Focus and its subsidiaries from time to time.

“Micro Focus Options” means an option to purchase Micro Focus Shares with an exercise price at or greater than zero granted pursuant to a Micro Focus plan providing for awards of options to employees, as amended from time to time.

“Micro Focus Return of Value” means the proposed transactions comprising the return of value by way of the issuance of the B Shares and the Share Capital Consolidation, as further described in the section entitled “The Transactions—Micro Focus Return of Value.”

“Micro Focus Shareholder” means a holder of a Micro Focus Share.

“Micro Focus Shares” means, as the context requires, the existing ordinary shares of Micro Focus and/or the new ordinary shares of Micro Focus issued in connection with the Transactions, in each case, par value £0.10.

“Micro Focus Term Loan Facilities” means the $2.4 billion term loan facilities to be provided to the Micro Focus Borrower pursuant to the New Micro Focus Facility Agreement, it being understood that (i) the borrower with respect to a $884.8 million tranche B facility (which may consist of a combination of euros and U.S. dollars) will initially be a newly formed domestic subsidiary of the Micro Focus Borrower (the Micro Focus Escrow Borrower), to be merged with and into Micro Focus Borrower prior to Closing and (ii) a $1,515.2 million tranche B facility will be provided through an amendment to Facility B-2.

“New Facilities” means the Micro Focus Term Loan Facilities, the Revolving Credit Facility and the Seattle Term Loan Facility.

“New Micro Focus Facility Agreement” means the New York law governed credit agreement to become effective at or prior to the Merger to document the Micro Focus Facilities. The New Micro Focus Facility Agreement will be effected through an amendment to the Existing Facilities Agreement.

“New Seattle Facility Agreement” means the New York law governed credit agreement to be entered into at or prior to the Merger to document the Seattle Term Loan Facility.

“Nomination Committee” means the nomination committee of Micro Focus established by the Micro Focus Board.

“Non-Executive Directors” means the non-executive directors of Micro Focus from time to time, which as of Closing are expected to be the non-executive directors whose names are set out in the section entitled “Board of Directors and Management of Micro Focus After the Merger—Profiles of the Non-Executive Directors.”

“NYSE” means the New York Stock Exchange.

“OEM” means original equipment manufacturers.

“Official List” means the Official List of the U.K. Listing Authority.

“Real Estate Matters Agreement” means the Real Estate Matters Agreement between HPE and Seattle, to be entered into by such parties on or prior to the Distribution Date, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “Other Agreements—Real Estate Matters Agreement.”

“Remuneration Committee” means the remuneration committee of Micro Focus established by the Micro Focus Board.

“Reorganization” means the transfer of HPE Software assets that are not already owned by members of the Seattle Group to members of the Seattle Group and the assumption of HPE Software liabilities that are not already obligations of members of the Seattle Group by members of the Seattle Group, and the transfer of certain excluded assets that are not already owned by members of the HPE Group (excluding the Seattle Group) to members of the HPE Group (excluding the Seattle Group) and the assumption of certain excluded liabilities that are not already obligations of members of the HPE Group (excluding the Seattle Group) by the HPE Group (excluding the Seattle Group), in each case, in accordance with the Separation and Distribution Agreement.

“Resolutions” means the resolutions proposed at the Micro Focus General Meeting relating to the approval of the Merger, the issuance of the Consideration Shares, the Micro Focus Return of Value and the amendments to the Micro Focus Articles.

“Revolving Credit Facility” means the new revolving credit facility of up to $500 million to be provided to the Micro Focus Borrower pursuant to the New Micro Focus Facility Agreement.

“RIS” means any of the services authorized by the U.K. FCA from time to time for the purpose of disseminating regulatory announcements.

“SaaS” means software as a service.

“SDRT” means U.K. stamp duty reserve tax.

“Seattle” means Seattle SpinCo, Inc., a Delaware corporation and, prior to the Distribution, a direct wholly owned subsidiary of HPE.

“Seattle Borrower” means, initially a newly formed wholly owned domestic subsidiary of Seattle, to be merged with and into Seattle prior to Closing, and thereafter, Seattle.

“Seattle Commitment Letter” means the commitment letter dated September 7, 2016 entered into by JPMorgan Chase Bank, N.A., Micro Focus Group Limited and the Seattle Borrower (as amended from time to time) and relating to the Seattle Term Loan Facility.

“Seattle Group” means Seattle and its subsidiaries from time to time.

“Seattle Payment” means the $2.5 billion in cash that Seattle will pay to HPE in connection with the Contribution, subject to adjustment in limited circumstances, pursuant to and in accordance with the Separation and Distribution Agreement.

“Seattle Shares” means shares of Class A common stock, par value $0.01 per share, of Seattle.

“Seattle Term Loan Facility” means the $2.6 billion term loan facility to be provided to the Seattle Borrower pursuant to the New Seattle Facility Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation” means the Reorganization and the Distribution, in each case, in accordance with the terms and conditions of the Separation and Distribution Agreement.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement dated September 7, 2016 entered into between HPE and Seattle, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “The Separation and Distribution Agreement.”

“Share Capital Consolidation” means the proposed consolidation, subdivision and redesignation of Micro Focus’ share capital, as further described in the section entitled “The Transactions—Share Capital Consolidation.”

“SUSE” means the SUSE open source product portfolio and SUSE brand.

“Tax Matters Agreement” means the Tax Matters Agreement among HPE, Seattle and Micro Focus, to be entered into by such parties on or prior to the Distribution Date, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “Other Agreements—Tax Matters Agreement.”

“Total Shareholder Returns” means the value to a Micro Focus Shareholder over a period of time of the increase in the price of Micro Focus Shares from the beginning to the end of such period, if any, as well as any cash received in such period from normal dividend payments.

“Transaction Documents” means the Merger Agreement, the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Real Estate

Matters Agreement and the Intellectual Property Matters Agreement, including, in each case, all annexes, exhibits, schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any party to any other party pursuant to any of the foregoing.

“Transactions” means the transactions contemplated by the Merger Agreement and the Separation and Distribution Agreement, including the Merger, on the terms and subject to the conditions set out in the Merger Agreement and the Separation and Distribution Agreement.

“Transition Services Agreement” means the Transition Services Agreement between HPE and Seattle, to be entered into on or prior to the Distribution Date, as it may be amended from time to time, and a summary of the principal terms and conditions of which is set out in the section entitled “Other Agreements—Transition Services Agreement.”

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.K. Circular” means the Micro Focus circular dated         , 2017 and made available to Micro Focus Shareholders in connection with the Merger, the Micro Focus Return of Value, and the convening of the Micro Focus General Meeting at which the Resolutions will be considered and voted upon.

“U.K. Corporate Governance Code” means the U.K. Corporate Governance Code published by the Financial Reporting Council, as amended from time to time.

“U.K. FCA” means the United Kingdom Financial Conduct Authority.

“U.K. Listing Authority” means the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA.

“U.K. Listing Rules” means the listing rules produced by the U.K. FCA under part VI of FSMA.

“U.K. Prospectus” means the final prospectus to be approved by the U.K. FCA as a prospectus and prepared in accordance with the U.K. Prospectus Rules in connection with the Merger.

“U.K. Prospectus Rules” means the prospectus rules produced by the U.K. FCA under part VI of FSMA.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“we,” “us” and “our” mean Micro Focus, unless the context requires otherwise.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some of the questions that you may have about the Transactions, and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this information statement/prospectus, and these questions and answers are qualified in their entirety by the more detailed descriptions and explanations contained elsewhere in this information statement/prospectus. You are urged to read this information statement/prospectus in its entirety, as well as the registration statements (including the exhibits thereto) of which this information statement/prospectus forms a part, as they contain important information about Micro Focus, HPE, Seattle, the Seattle Shares, the Micro Focus Shares and the Micro Focus ADSs. See the section entitled “Where You Can Find Additional Information.”

Q: What are the key steps of the Transactions?

A: Below is a summary of the key steps of the Transactions. A step-by-step description of material events relating to the Transactions is set forth in the section entitled “The Transactions.”

•	HPE will transfer HPE Software to Seattle in the Contribution pursuant to the terms and conditions set forth in the Separation and Distribution Agreement.
•	In connection with the Contribution, Seattle will issue to HPE additional Seattle Shares and pay to HPE the Seattle Payment. Seattle will incur new indebtedness in an aggregate principal amount of $2.6 billion pursuant to the Seattle Term Loan Facility. The majority of the proceeds of this loan will be used by Seattle to pay to HPE the Seattle Payment.
•	Prior to Closing, the Micro Focus Borrower will incur new indebtedness in the form of (i) the $2.4 billion Micro Focus Term Loan Facility, including $1,515.2 million of Facility B-2 repriced, amended and extended pursuant to an amendment to the Existing Facilities Agreement and $884.8 million of term loans incurred by the Micro Focus Escrow Borrower pursuant to an escrow credit agreement (which term loans will automatically be deemed issued under the Micro Focus Term Loan Facilities upon the merger of the Micro Focus Escrow Borrower with and into the Micro Focus Borrower prior to the Merger) and (ii) the $500 million Revolving Credit Facility. The proceeds received by the Micro Focus Borrower will be used to fund (i) the Micro Focus Return of Value of up to $500 million to the Micro Focus Shareholders, (ii) the partial repayment of the indebtedness pursuant to the Existing Facilities Agreement, dated as of November 20, 2014, by and among Micro Focus, Micro Focus Group Limited, the Micro Focus Borrower, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, collateral agent and swingline lender, (iii) fees and expenses incurred in connection with the Transactions and (iv) working capital and general corporate purposes of the Micro Focus Group.
•	HPE will distribute all of the outstanding Seattle Shares on a pro rata basis to HPE Stockholders in a distribution that is intended to be tax-free to HPE and to HPE Stockholders for U.S. federal income tax purposes.
•	After the Distribution, Merger Sub will merge with and into Seattle, whereby the separate corporate existence of Merger Sub will cease and Seattle will continue as the surviving corporation and as an indirect wholly owned subsidiary of Micro Focus. In the Merger, each Seattle Share will be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement, each representing one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. The Micro Focus Shares issued as Consideration Shares in connection with the Merger will be deposited with the Depositary.
•	Immediately following Closing, pre-Merger HPE Stockholders will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares and the balance of the then-outstanding Micro Focus Shares will be held by pre-Merger Micro Focus Shareholders.

Q: What is Seattle and why is HPE separating HPE Software and distributing Seattle Shares?

A: Seattle is a wholly owned subsidiary of HPE that was formed in connection with the Transactions to hold HPE Software. The separation of Seattle from HPE and the Distribution are intended to effectuate the separation of HPE Software from HPE, which will be followed by the acquisition of HPE Software by Micro Focus by way of a merger of Merger Sub with and into Seattle with Seattle continuing as the surviving corporation and a wholly owned subsidiary of Micro Focus. For more information, see the sections entitled “The Transactions—HPE’s Reasons for the Separation, the Distribution and the Merger” and “The Separation and Distribution Agreement.”

Q: What will happen in the Separation?

A: Pursuant to and in accordance with the terms and conditions of the Separation and Distribution Agreement, HPE will engage in a series of transactions to transfer certain entities, assets and liabilities relating to HPE Software to Seattle in the Contribution. As consideration for such contribution of HPE Software, Seattle will issue to HPE additional Seattle Shares and pay to HPE the Seattle Payment.

Q: What will happen in the Distribution and what is the Distribution Record Date?

A: Pursuant to and in accordance with the terms and conditions of the Separation and Distribution Agreement, after the Contribution, HPE will distribute all of the outstanding Seattle Shares on a pro rata basis to HPE Stockholders as of the close of business on the Distribution Record Date, in accordance with a distribution ratio to be determined by the HPE Board. Seattle Shares will be distributed in book-entry form. HPE Stockholders of record will receive additional information from HPE’s distribution agent, shortly after Closing. Beneficial holders will receive information from their brokerage firms or other nominees.

HPE will publicly announce the Distribution Record Date once the record date has been determined via a press release, the filing of a Form 8-K with the SEC or both. This announcement will be made prior to the completion of the Distribution and the Merger.

Q: What will happen in the Merger?

A: Pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Seattle, with Seattle continuing as the surviving corporation and as a direct wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of Micro Focus. Immediately following Closing, pre-Merger HPE Stockholders will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares, and the balance of the then-outstanding Micro Focus Shares will be held by pre-Merger Micro Focus Shareholders. In the Merger, each Seattle Share will be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement, each representing one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. See the section entitled “The Merger Agreement—Merger Consideration.”

Q: What shareholder approvals are needed in connection with the Transactions?

A: Micro Focus cannot complete the Transactions unless the proposal relating to the Merger, including the issuance of the Consideration Shares, is approved by the affirmative vote of a majority of votes cast, in person or by proxy, by Micro Focus Shareholders on the proposal at the Micro Focus General Meeting. HPE Stockholders are not required and are not being asked to approve the Transactions. HPE, as sole stockholder of Seattle prior to the Distribution, has approved the Merger. For more information regarding the HPE Board’s reasons for approving the Separation, the Distribution and the Merger, see the section entitled “The Transactions—HPE’s Reasons for the Separation, the Distribution and the Merger.”

Q: What will Seattle’s relationship be with HPE following the Transactions?

A: Seattle and Micro Focus will continue to have certain relationships with HPE following the Transactions, including with respect to specified transition services for an interim period. Seattle has entered into the Separation and Distribution Agreement with HPE to effect the Separation. Seattle and HPE will also enter into (to the extent they have not done so already) certain other agreements, including among others the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement. These agreements will provide for the allocation between Seattle and HPE of HPE’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities). For additional information regarding the Separation and Distribution Agreement and other Transaction Documents and the continuing contractual obligations the parties will have under these agreements following the completion of the Transactions, see the sections entitled “The Separation and Distribution Agreement” and “Other Agreements.”

Q: Who will manage Seattle after the Transactions?

A: Micro Focus will own, operate and manage Seattle after the Transactions.

Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer, respectively, of the Enlarged Group. Chris Hsu, who is currently Executive Vice President and General Manager of HPE Software as well as Chief Operating Officer at HPE, will become the Chief Executive Officer of the Enlarged Group at Closing, and Stephen Murdoch, who is the current Chief Executive Officer of Micro Focus, will become the Chief Operating Officer of the Enlarged Group. Nils Brauckmann will continue as the Chief Executive Officer of SUSE following Closing.

With effect from Closing until the second annual general meeting of the Micro Focus Shareholders that occurs after Closing, HPE will have the right to nominate (i) one new Non-Executive Director who is a serving executive of HPE to the Micro Focus Board and (ii) one-half of the Micro Focus Board’s independent Non-Executive Directors, in each case, subject to approval of the Nomination Committee. The current Nomination Committee has approved the appointments of John Schultz (as the HPE Nominated Director who is a serving executive of HPE and is not independent) with effect from Closing, and Silke Scheiber and Darren Roos as independent Non-Executive Directors with effect from May 15, 2017. In accordance with the Merger Agreement, a further independent HPE Nominated Director will be appointed following Closing.

As a result of the proposed appointments to the Micro Focus Board, at Closing, it is expected that the Micro Focus Board will comprise 10 directors, five of whom will be independent under the U.K. Corporate Governance Code. Once an additional independent HPE Nominated Director is appointed following Closing, this will increase the total number of directors to 11 and the number of independent Non-Executive Directors to six.

Q: What will Micro Focus Shareholders receive in connection with the Transactions?

A: Prior to the Merger, Micro Focus will implement the Micro Focus Return of Value. After the Micro Focus Return of Value, and disregarding the dilutive effect of the Merger if and when completed, existing Micro Focus Shareholders will own the same proportion of Micro Focus as they did immediately prior to the implementation of the Micro Focus Return of Value, subject only to fractional roundings. Immediately after Closing, pre-Merger Micro Focus Shareholders and pre-Merger holders of Micro Focus equity awards will collectively hold 49.9% of the Micro Focus Fully Diluted Shares.

Micro Focus Shareholders will not receive separate consideration as part of the Merger and no additional Micro Focus Shares or Micro Focus ADSs will be issued to pre-Merger Micro Focus Shareholders pursuant to the Merger. Micro Focus Shareholders will receive the commercial benefit of owning an equity interest in Seattle, which will include HPE Software as it exists following the Separation. Micro Focus Shareholders will thus hold an interest in a company with expanded opportunities in the software industry and software infrastructure market, a substantial recurring revenue base, access to important new growth drivers and new revenue models, accelerated operational effectiveness and operational efficiencies. See the section entitled “The Transactions—Micro Focus’ Reasons for Engaging in the Transactions.”

As a result of the Transactions, Micro Focus Shareholders’ ownership of Micro Focus Shares will also mean that they own an interest in a company with increased levels of indebtedness. In connection with the Transactions, Micro Focus will incur new indebtedness of $2.9 billion in the form of the Micro Focus Facilities, which is expected to have $500 million of unused availability immediately following consummation of the Transactions. In addition, following Closing, Micro Focus will guarantee the indebtedness that Seattle will incur in connection with the Transactions, consisting of $2.6 billion in the form of the Seattle Term Loan Facility. See the section entitled “Debt Financing.”

Q: What is the Micro Focus Return of Value?

A: Micro Focus will issue one B Share for each existing Micro Focus Share to the holders of record of Micro Focus Shares as of one business day prior to the expected Closing Date. Micro Focus will, shortly following such issuance, redeem each B Share in issue for its nominal value and these B Shares will be subsequently cancelled. HPE Stockholders will not be entitled to receive the Micro Focus Return of Value since the record date will be prior to the Closing Date. For more information on the Micro Focus Return of Value, see the section entitled “The Transactions—Micro Focus Return of Value.”

Q: What is the estimated enterprise value of HPE Software and the consideration to be received by HPE Stockholders in the Merger?

A: The estimated $    billion market value of the Micro Focus ADSs to be issued to HPE Stockholders (calculated for the purposes of this information statement/prospectus by reference to the closing mid-market price of a Micro Focus Share as of the close of business on         , 2017) and the $2.5 billion Seattle Payment imply an enterprise value for HPE Software of approximately $    billion. The actual value of the Micro Focus Shares to be issued in the Merger and the Micro Focus ADSs to be issued by the Depositary will depend on the market price of Micro Focus Shares as of Closing.

Q: How will the Transactions impact the future liquidity and capital resources of Micro Focus and Seattle?

A: Micro Focus will incur indebtedness of $2.4 billion in connection with the Transactions pursuant to the Micro Focus Term Loan Facilities and will also enter into the Revolving Credit Facility which is expected to have $500 million of unused availability immediately after Closing.

Seattle will incur indebtedness of $2.6 billion in connection with the Transactions pursuant to the Seattle Term Loan Facility.

Although, in the opinion of Micro Focus, the Enlarged Group’s expected available liquidity and working capital will be sufficient for not less than the next 12 months following the date of this information statement/prospectus, in the longer term these financings could materially and adversely affect the liquidity, results of operations and financial condition of Micro Focus. Micro Focus also expects to incur significant one-time costs in connection with the Transactions, which may have an adverse impact on Micro Focus’ liquidity, cash flows and operating results in the periods in which they are incurred.

Following Closing, the indebtedness to be incurred by Micro Focus is expected to be guaranteed by Seattle and its subsidiaries and the indebtedness to be incurred by Seattle is expected to be guaranteed by Micro Focus and its subsidiaries. As a result of the increased borrowing, the Micro Focus Board estimates that the initial pro forma net debt to Facility EBITDA ratio of the Enlarged Group as of Closing will be approximately 3.3x Facility EBITDA and is targeting to reduce this to its stated target of 2.5x Facility EBITDA within two years following Closing. See the section entitled “Debt Financing.”

Q: When will the Transactions occur?

A: It is expected that all of the outstanding Seattle Shares will be distributed by HPE on         , 2017 to HPE Stockholders of record as of the close of business on the Distribution Record Date. The Reorganization will occur prior to the Distribution. The Merger is expected to occur on         , 2017. Substantially concurrently with Closing, Micro Focus will issue to the Depositary the Micro Focus Shares underlying the Micro Focus ADSs to be issued to holders of Seattle Shares and immediately following Closing, the Depositary will issue Micro Focus ADSs to the holders of Seattle Shares.

However, no assurance can be provided as to the timing of the Transactions or that all conditions to the Transactions will be met by the dates set forth herein, or at all. The Merger Agreement provides that either HPE or Micro Focus may terminate the Merger Agreement if the Merger is not consummated on or before March 7, 2018. For a discussion of the conditions to the Transactions and the circumstances under which the Merger Agreement may be terminated by the parties, see the sections entitled “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Termination,” respectively.

Q: Are there any conditions to the consummation of the Transactions?

A: Yes. The consummation of the Transactions is subject to a number of conditions, including:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under the antitrust or competition laws of certain specified jurisdictions, including merger control approval from the European Commission, all of which have been received and which condition has been satisfied;
•	the consummation of the Reorganization and the Distribution in all material respects in accordance with the Separation and Distribution Agreement;

•	the effectiveness of the registration statement of Micro Focus of which this information statement/prospectus forms a part, the registration statement of Seattle on Form 10 of which this information statement/prospectus forms a part, the Form F-6 filed with the SEC by the Depositary with respect to the Micro Focus ADSs and the Form 8-A filed with the SEC by Micro Focus, and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the approval of the U.K. Prospectus by the U.K. Listing Authority and the U.K. Prospectus having been made publicly available;
•	the approval of the U.K. Circular by the U.K. Listing Authority and the U.K. Circular having been made available to Micro Focus Shareholders;
•	Admission occurring;
•	the approval for listing on the NYSE of the Micro Focus ADSs issuable pursuant to the Merger;
•	the approval by Micro Focus Shareholders of the Merger and specified related matters;
•	the receipt by HPE of the HPE Tax Opinion; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the Merger.

To the extent permitted by applicable law, HPE, on the one hand, and Micro Focus, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions. In addition, the waiver by HPE or Seattle of conditions to their respective obligations under the Separation and Distribution Agreement requires the consent of Micro Focus, not to be unreasonably withheld, conditioned or delayed.

See the section entitled “The Merger Agreement—Conditions to the Merger.”

Q: Are there risks associated with the Transactions?

A: Yes. The material risks and uncertainties associated with the Transactions are discussed in the section entitled “Risk Factors” and the section entitled “Cautionary Statement on Forward-Looking Statements.” Those risks include, among others, the possibility that the Transactions may not be completed or may not achieve the intended benefits, the possibility that Micro Focus may fail to realize the anticipated benefits of the Merger, the possibility that Micro Focus will not be able to integrate HPE Software successfully, the possibility that Micro Focus may be unable to provide benefits and services to, or access to equivalent financial strength and resources to HPE Software that historically have been provided to HPE Software by HPE, the possibility that the Distribution may be taxable to HPE and HPE Stockholders, the risks resulting from the additional long-term indebtedness and liabilities that Micro Focus and its subsidiaries will have following consummation of the Transactions and the risks associated with the substantial dilution to the ownership interest of current Micro Focus Shareholders following consummation of the Merger.

Q: How do the Transactions impact Micro Focus’ dividend policy?

A: In connection with the Transactions, Micro Focus will implement the Micro Focus Return of Value. The Micro Focus Return of Value will be funded by the Micro Focus Facilities. With the exception of the Micro Focus Return of Value, the Transactions are not expected to affect Micro Focus’ stated dividend policy.

Following Closing and subject to the Enlarged Group’s performance (and, in particular, Micro Focus being able to comply with the restrictions on paying dividends imposed by the Micro Focus Facilities), the Micro Focus Board intends to continue its stated dividend policy of paying an annual dividend that is approximately twice covered by Adjusted Earnings Per Share. In addition to certain other exceptions, the Micro Focus Facilities permit the payment of dividends provided that no event of default is continuing under such agreements and, taking into account such payment, the ratio of secured debt (net of free cash) of the Enlarged Group to its consolidated EBITDA (as defined in the New Micro Focus Facility Agreement) is less than 3.0:1. Until that financial metric is achieved, under the Micro Focus Facilities, Micro Focus will have access to the available amount basket of $100 million plus an additional basket for restricted payments of $250 million, providing $350 million of dividend payment capacity. See the sections entitled “The Transactions—Micro Focus Return of Value,” “Historical Per Share Data, Market Price and Dividend Policies.”

Q: What are the U.S. federal income tax consequences to HPE, Micro Focus and their respective shareholders resulting from the Distribution and the Merger?

A: The consummation of the Transactions is conditioned upon the receipt by HPE of the HPE Tax Opinion from its tax counsel, Skadden, substantially to the effect that, among other items, for U.S. federal income tax purposes (i) the Distribution, taken together with the Contribution, should qualify as a “reorganization” under Sections 368(a)(1)(D), 361 and 355 of the Code, upon which no income, gain or loss should be recognized by HPE or Seattle (except for certain items required to be recognized under Treasury Regulations regarding consolidated federal income tax returns) and (ii) the Merger should qualify as a “reorganization” under Section 368(a) of the Code. Provided that the Distribution and Contribution so qualify, HPE and HPE Stockholders will generally not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes.

The Merger is intended to qualify as a “reorganization” under Section 368(a) of the Code. However, pursuant to certain rules contained in Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger”) will generally recognize gain, if any, but not loss, on the exchange of Seattle Shares for Micro Focus ADSs pursuant to the Merger.

The consummation of the Transactions is conditioned upon the receipt by HPE of the HPE Tax Opinion. An opinion of counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. HPE intends to request a ruling from the IRS on certain issues related to the U.S. federal income tax consequences of the Distribution. The receipt of any such ruling is not a condition to HPE’s and Seattle’s obligation to consummate the Transactions and there can be no assurance that any or all of such requested rulings will be received. If the Distribution or certain related transactions fail to qualify for the intended tax treatment, HPE and/or HPE Stockholders may be subject to substantial U.S. federal income taxes.

Following Closing, Micro Focus is expected to continue to be treated as a foreign corporation for U.S. federal income tax purposes, but under Section 7874 of the Code, Micro Focus’ U.S. affiliates likely will be subject to certain adverse U.S. federal income tax rules as a result of the Merger. See the section entitled “U.S. Federal Income Tax Consequences Relating to Section 7874 of the Code” below for more information.

Because Micro Focus Shareholders will not participate in the Distribution or the Merger, Micro Focus Shareholders in their capacity as such will not recognize gain or loss upon either the Distribution or the Merger.

The U.S. federal income tax consequences of the Distribution and the Merger are described in more detail in the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.” The tax consequences to you of the Distribution and the Merger will depend on your particular circumstances. You should consult your own tax advisor regarding the particular tax consequences to you of the Transactions.

Q: Where can I find more information about HPE, Seattle and Micro Focus?

Before the Transactions, if you have any questions relating to HPE’s or Seattle’s business performance, you should contact:

Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, CA 94304
Attn: Investor Relations
(650) 687-5817
investor.relations@hpe.com

HPE’s investor website is http://investors.hpe.com. The information contained on HPE’s investor website is not incorporated by reference into this information statement/prospectus and should not be considered part of this information statement/prospectus.

After the Transactions, holders of Micro Focus Shares or Micro Focus ADSs who have any questions relating to Seattle’s or Micro Focus’ business performance should contact Micro Focus at:

Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Berkshire, RG14 1QN
United Kingdom
+44 (0) 1635-565-459
investors@microfocus.com

Micro Focus’ investor website is http://investors.microfocus.com/. The information contained on Micro Focus’ investor website is not incorporated by reference into this information statement/prospectus and should not be considered part of this information statement/prospectus.

QUESTIONS AND ANSWERS FOR HPE STOCKHOLDERS

For the purposes of this section, “I,” “my,” “mine,” “you” and “your” refer to each HPE Stockholder as of the close of business on the Distribution Record Date, each of whom will be entitled to receive Seattle Shares in the Distribution, with such Seattle Shares being converted into Micro Focus ADSs in the Merger, as further described elsewhere in this information statement/prospectus.

Q: Why am I receiving this document?

A: You are receiving this information statement/prospectus because you are a holder of HPE Shares. If you are a holder of HPE Shares as of the close of business on the Distribution Record Date, you will be entitled to receive a number of Seattle Shares with respect to each HPE Share that you held as of the close of business on such date, in accordance with a distribution ratio to be determined by the HPE Board. Your Seattle Shares will then be automatically converted into the right to receive Micro Focus ADSs representing Micro Focus Shares in connection with the Merger. Each Micro Focus Share issued in connection with the Merger will be issued directly to the Depositary. The Depositary will issue one Micro Focus ADS for each Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. This information statement/prospectus will help you understand the Transactions and your investment in Micro Focus after the Merger.

Q: What do HPE Stockholders need to do to participate in the Transactions?

A: HPE Stockholders as of the close of business on the Distribution Record Date will not be required to take any action to receive Seattle Shares in the Distribution or receive Micro Focus ADSs in the Merger, but you are urged to read this entire information statement/prospectus carefully. No vote of HPE Stockholders is required for the Distribution or the Merger. HPE, as sole stockholder of Seattle prior to the Distribution, has approved the Merger. Therefore, you are not being asked for a proxy, and you are requested not to send HPE a proxy, in connection with the Distribution or the Merger. You do not need to pay any consideration, exchange or surrender your existing HPE Shares or take any other action to receive Micro Focus ADSs in the Merger. Please do not send in any HPE stock certificates. The Transactions will not affect the number of outstanding HPE Shares or any rights of HPE Stockholders, although it is expected to affect the market value of each outstanding HPE Share.

Q: How many Micro Focus ADSs will I receive in the Transactions?

A: In the Distribution, HPE will distribute all of the outstanding Seattle Shares on a pro rata basis to HPE Stockholders as of the close of business on the Distribution Record Date. The number of Seattle Shares distributed with respect to each HPE Share will be determined in accordance with a distribution ratio to be selected by the HPE Board. Each Seattle Share will be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement. Each Micro Focus ADS will represent one Micro Focus Share issued pursuant to the Merger to the Depositary, unless another ratio is agreed by Micro Focus and HPE.

Q: Will fractional Micro Focus ADSs be issued in the Transactions?

A: No. The Depositary will not issue fractional Micro Focus ADSs. You will receive cash in lieu of any fractional Micro Focus ADSs that you would have otherwise received following the Transactions.

Q: Where will I be able to trade Micro Focus ADSs?

A: We expect trading of Micro Focus ADSs to begin on the first trading day following Closing. We have applied to list the Micro Focus ADSs on the NYSE under the symbol “MF.” Micro Focus Shares are currently listed on the LSE under the symbol “MCRO.”

Q: What will happen to the listing of HPE Shares?

A: HPE Shares will continue to trade on the NYSE after the Distribution under the symbol “HPE.”

Q: Will the number of HPE Shares that I own change as a result of the Transactions?

A: No. The number of HPE Shares that you own will not change as a result of the Transactions.

Q: Will the Transactions affect the market price of my HPE Shares?

A: Yes. As a result of the Transactions, it is expected that the trading price of HPE Shares immediately following the Transactions will be lower than the trading price of such shares immediately prior to the Transactions because the trading price will no longer reflect the value of HPE Software, which is being transferred to Micro Focus as part of the Transactions.

Q: Will HPE Stockholders who sell their HPE Shares shortly before the completion of the Distribution and the Merger still be entitled to receive Micro Focus ADSs with respect to the HPE Shares that were sold?

A: It is currently expected that beginning two business days before the Distribution Record Date, and continuing through the Closing Date (or the previous business day, if Closing occurs before the opening of trading on the NYSE on the Closing Date), there will be two markets in HPE Shares on the NYSE: a “regular way” market and an “ex-distribution” market.

If an HPE Stockholder sells HPE Shares in the “regular way” market under the ticker symbol “HPE” during this time period, that HPE Stockholder will be selling both his HPE Shares and the right (represented by a “due-bill”) to receive Seattle Shares that will be converted into the right to receive Micro Focus ADSs, and cash in lieu of fractional shares (if any), at Closing. HPE Stockholders should consult their brokers before selling their HPE Shares in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by HPE, Seattle or Micro Focus.

If an HPE Stockholder sells HPE Shares in the “ex-distribution” market during this time period, that HPE Stockholder will be selling only his HPE Shares, and will retain the right to receive Seattle Shares that will be converted into the right to receive Micro Focus ADSs, and cash in lieu of fractional shares (if any), at Closing. It is currently expected that “ex-distribution” trades of HPE Shares will settle within three business days after the Closing Date and that if the Merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the Closing Date (or from and after the Closing Date, if Closing occurs before the opening of trading on the NYSE on the Closing Date), HPE Shares will no longer trade in this “ex-distribution” market, and HPE Shares that are sold in the “regular way” market will no longer reflect the right to receive Seattle Shares that will be converted into the right to receive Micro Focus ADSs, and cash in lieu of fractional shares (if any), at Closing.

Q: How may HPE Stockholders sell the Micro Focus ADSs that they will be entitled to receive in the Merger prior to receiving those Micro Focus ADSs?

A: It is currently expected that beginning two business days before the Distribution Record Date, and continuing through the Closing Date (or the previous business day, if Closing occurs before the opening of trading on the NYSE on the Closing Date), there will be a “when issued” market in Micro Focus ADSs on the NYSE.

The “when issued” market will be a market for the Micro Focus ADSs that will be issued to HPE Stockholders in respect of Seattle Shares at Closing. If an HPE Stockholder sells Micro Focus ADSs in the “when issued” market during this time period, that HPE Stockholder will be required to deliver the number of Micro Focus ADSs so sold in settlement of the sale after Micro Focus ADSs are issued upon Closing. It is currently expected that “when issued” trades of Micro Focus ADSs will settle within three business days after the Closing Date and that if the Merger is not completed, all trades in this “when issued” market will be cancelled. After the Closing Date (or from and after the Closing Date, if Closing occurs before the opening of trading on the NYSE on the Closing Date), Micro Focus ADSs will no longer trade in this “when issued” market.

Q: What are the implications to HPE Stockholders of Micro Focus being a “foreign private issuer?”

A: Following completion of the Transactions, Micro Focus will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Micro Focus will be required to file an annual report on Form 20-F with the SEC within four months after the end of each fiscal year. Micro Focus’ current fiscal year begins on May 1 and ends on April 30. However, as described further below, Micro Focus intends to align its accounting year end with HPE Software’s accounting year end of October 31 upon Closing. In addition, Micro Focus will be required to furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Micro Focus by way of a Regulatory News Service, referred to as an RNS, in the United Kingdom or filed with the LSE or U.K. Companies House, or regarding information distributed or required to be distributed by Micro Focus to Micro Focus Shareholders under English law and/or regulations. Micro Focus will be exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act, and will not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Micro Focus’ officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Micro Focus Shares. If Micro Focus loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a domestic U.S. issuer.

Q: What is the effect of Micro Focus aligning its accounting year end with HPE Software in connection with Closing?

A: At and conditional upon Closing, Micro Focus will align its accounting year end with HPE Software’s accounting year end of October 31, with the first accounting period to be audited after Closing being for the 18 months ended October 31, 2018. During this extended accounting period and in order to comply with the U.K. Listing Rules, Micro Focus will publish an unaudited interim report for the six months ended October 31, 2017 and a second unaudited interim report for the six months ended April 30, 2018.

QUESTIONS AND ANSWERS ABOUT AMERICAN DEPOSITARY SHARES

For the purposes of this section, “I,” “my,” “you” and “your” refer to each HPE Stockholder as of the close of business on the Distribution Record Date, each of whom will be entitled to receive Seattle Shares in the Distribution, with such Seattle Shares being converted into Micro Focus ADSs in the Merger, as further described elsewhere herein.

The following is only a summary of the questions and answers you may have relating to the Micro Focus ADSs that you will become entitled to receive in the Merger upon conversion of the Seattle Shares distributed to you in the Distribution. Your rights as a Micro Focus ADS holder will be governed by, among other things, the terms of the Deposit Agreement with the Depositary. You should read the section below in conjunction with the section entitled “Description of the Micro Focus American Depositary Shares” and the Deposit Agreement, which is included as an exhibit to the registration statement on Form F-4 of Micro Focus of which this information statement/prospectus forms a part.

Q: What is an ADS and will the Micro Focus ADSs be listed?

A: An American Depositary Share, or ADS, is a security representing another security that has been deposited at a custodian bank. ADSs allow investors in the United States to more easily hold and trade interests in foreign-based companies. ADSs are represented by American Depositary Receipts, or ADRs, and are typically issued by a depositary in uncertificated form.

Micro Focus is a public limited company incorporated under the laws of England and Wales that issues ordinary shares that are equivalent in many respects to common stock of a U.S. corporation. Each Micro Focus ADS will represent one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. We have applied to list the Micro Focus ADSs on the NYSE under the symbol “MF.” Micro Focus Shares are listed on the main market of the LSE and quoted in sterling under the symbol “MCRO.”

Q: Can I request a certificated American Depositary Receipt?

A: Yes. All of the Micro Focus ADSs issued will be part of the Depositary’s direct registration system, and a registered holder will receive periodic statements from the Depositary which will show the number of Micro Focus ADSs represented by uncertificated ADRs registered in such holder’s name. Typically, the registered holder is either The Depository Trust Company (“DTC”) or an intermediary, such as a broker, which holds the ADRs in the interest of the beneficial owner. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated Micro Focus ADSs requesting the exchange of uncertificated Micro Focus ADSs for certificated Micro Focus ADSs, the Depositary will execute and deliver as directed by the registered holder a certificated ADR evidencing those Micro Focus ADSs.

Q: How can I cancel my Micro Focus ADS and obtain deposited securities?

A: As a registered holder, you may turn in your ADSs at the Depositary’s principal office, but if you are not a registered holder, you must provide appropriate instructions to your broker. Upon payment of applicable fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will direct the custodian to deliver the Micro Focus Shares and any other deposited securities underlying the Micro Focus ADSs to you or a person you designate.

Q: How do I vote as a Micro Focus ADS holder?

A: You may instruct the Depositary to vote the Micro Focus Shares or other deposited securities underlying your Micro Focus ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the Micro Focus Shares underlying your Micro Focus ADSs. However, there can be no guarantee that you will know about any applicable meeting of Micro Focus Shareholders sufficiently far in advance to withdraw the Micro Focus Shares underlying your Micro Focus ADSs in time to vote such Micro Focus Shares at such meeting.

Upon timely notice from us as described in the Deposit Agreement, the Depositary will notify you of any upcoming vote and arrange to deliver our voting materials to you by regular mail delivery or by electronic transmission. The materials will (i) describe the matters to be voted on, (ii) explain how you may instruct the Depositary to vote the Micro Focus Shares or other deposited securities underlying your Micro Focus ADSs as you direct and (iii) include an express indication that if no vote is timely received or instructions are timely received that do not specify the manner in which the Depositary is to vote, then no vote will be placed on your behalf.

For your voting instructions to be valid, the Depositary must receive them in writing on or before the date specified. The Depositary will, subject to timely receipt of valid voting instructions, applicable law and the provisions of the Deposit Agreement, the deposited securities and the Micro Focus Articles, vote or have its agents vote the Micro Focus Shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. If we timely requested the Depositary to solicit instructions of holders of Micro Focus ADSs but no instructions are received by the Depositary from an owner with respect to any of the deposited securities represented by the Micro Focus ADSs of that owner on or before the date established by the Depositary for such purpose, the Depositary shall not exercise any voting rights whatsoever with respect to the deposited securities.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the deposited securities underlying your Micro Focus ADSs. In addition, to the extent the Depositary or its agents act without gross negligence or willful misconduct, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which any vote is cast. This means that you may not be able to exercise your right to vote and you may have no recourse if the Micro Focus Shares underlying your Micro Focus ADSs are not voted as you requested.

Q: How will I receive dividends on the Micro Focus Shares underlying my Micro Focus ADSs?

A: Micro Focus may make various types of distributions with respect to the Micro Focus Shares. The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Micro Focus Shares or other deposited securities, after converting into U.S. dollars and deducting applicable fees and expenses. You will receive these distributions in proportion to the number of Micro Focus Shares your Micro Focus ADSs represent as of the record date set by the Depositary with respect to the Micro Focus ADSs (which will be as close as practicable to the record date for Micro Focus Shares).

The Depositary is not responsible if it determines, to the extent permitted to do so under the Deposit Agreement, that it is unlawful or impractical to make a distribution available to any Micro Focus ADS holders. Other than with respect to the Merger, we have no obligation to register Micro Focus ADSs, shares, rights or other securities under the Securities Act. Other than with respect to the Merger, we also have no obligation to take any other action to permit the distribution of Micro Focus ADSs, shares, rights or other property to Micro Focus ADS holders. This means that you may not receive certain distributions we make on the Micro Focus Shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Q: Are there possible adverse effects of the Transactions on, or other risks to, the value of Micro Focus ADSs representing Micro Focus Shares ultimately to be received by HPE Stockholders?

A: The issuance of Micro Focus Shares pursuant to the Merger may negatively affect the market price of Micro Focus Shares, and in turn, the market price of Micro Focus ADSs. The market price of Micro Focus ADSs representing Micro Focus Shares also will be affected by the performance of HPE Software and other risks associated with the Transactions. This risk and other risk factors associated with the Transactions are described in more detail in the section entitled “Risk Factors.”

In addition, we expect that the Micro Focus ADSs issued to HPE Stockholders will be listed on the NYSE. Micro Focus Shares are currently and will, subject to Admission, continue to be listed on the LSE. A public market has not previously been established for Micro Focus ADSs and such a market, even if established, may not be sustained. There can be no assurance that the Micro Focus ADSs issued in the Merger will trade at prices equivalent to those at which Micro Focus Shares traded prior to the Merger or at which Micro Focus Shares may trade after the Merger, due to the costs associated with holding a Micro Focus ADS as compared to holding a Micro Focus Share, as well as the differences in rights between a Micro Focus Shareholder and a Micro Focus ADS holder. See the section entitled “Comparison of Rights of Micro Focus Shareholders and Micro Focus ADS Holders and HPE Stockholders.”

Q: Are there any material differences between the rights of HPE Stockholders, Micro Focus ADS holders and Micro Focus Shareholders?

A: Yes. HPE is a Delaware corporation and HPE Stockholders’ rights are governed by HPE’s organizational documents and Delaware law. HPE Stockholders will receive Micro Focus ADSs (upon the conversion of Seattle Shares distributed in the Distribution) and the rights of Micro Focus ADS holders will be governed by the terms of the Deposit Agreement with the Depositary. In addition, Micro Focus is a public limited company organized under the laws of England and Wales and the rights of Micro Focus Shareholders are governed by the Micro Focus Articles and English law.

The material differences between the rights associated with HPE Shares and Micro Focus Shares and Micro Focus ADSs relate to, among other things, shareholder action by written consent, amendment of organizational documents, appraisal rights, preemptive rights, shareholder votes on certain transactions, removal of directors, and limitations of liability of directors and officers. For a further discussion of the material differences between the rights of HPE Stockholders and Micro Focus Shareholders, see the section entitled “Comparison of Rights of Micro Focus Shareholders and Micro Focus ADS Holders and HPE Stockholders.”

SUMMARY

The Companies

Micro Focus Group

The Micro Focus Group is a global enterprise software provider supporting the technology needs and challenges of the Forbes Global 2000. The Micro Focus Group’s solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements, including the protection of corporate information at all times.

The Micro Focus Group’s product portfolios are Micro Focus and SUSE. Within Micro Focus, the solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity, Access and Security, IT Development and IT Operations Management Tools, and Collaboration and Networking. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions. Micro Focus has also announced plans to add a Container-as-a-Service Platform (“CaaSP”) product and a Platform-as-a-Service (“PaaS”) product.

The Micro Focus Group has more than 4,500 employees in over 90 global locations and has over 20,000 customers, including 91 of the Fortune 100 companies.

Hewlett Packard Enterprise Company

HPE is a leading global provider of the technology solutions customers need to optimize their traditional IT while helping them build the secure, cloud-enabled, mobile-ready future that is uniquely suited to their needs. HPE conducts its business through its Enterprise Group, Software, Financial Services and Corporate Investments segments. The Enterprise Group provides a broad portfolio of enterprise technology solutions to address customer needs in building the foundation for the next generation of applications, web services and user experiences. Software, which will be transferred to Seattle in the Reorganization and which is further described in the section entitled “Information about Seattle,” provides big data platform analytics, application testing and delivery management, security and information governance, and IT operations management solutions for businesses and other enterprises of all sizes. Financial Services provides flexible investment solutions for HPE’s customers—such as leasing, financing, IT consumption and utility programs—and asset management services that facilitate unique technology deployment models and the acquisition of complete IT solutions, including hardware, software and services from HPE and others. Corporate Investments includes Hewlett Packard Labs and certain business incubation projects, among others. As of April 1, 2017, HPE owned or leased approximately 18.5 million square feet of space worldwide, had operations in approximately 111 countries and employed approximately 81,000 people.

Seattle SpinCo, Inc.

Pursuant to the Reorganization and prior to the Distribution and the Merger, HPE will transfer HPE Software to Seattle, a wholly owned subsidiary of HPE, as further described herein. HPE Software is a leading global infrastructure software provider offering a broad range of software products, services and solutions, including big data platform analytics, application testing and delivery management, security and information governance and IT operations management solutions for businesses and other enterprises of all sizes. HPE Software’s offerings include licenses, support, professional services and SaaS.

HPE Software’s products are available worldwide. HPE Software has over 30,000 customers worldwide, including 98 of the Fortune 100 companies.

Summary of the Transactions

On September 7, 2016, Micro Focus and HPE entered into the Merger Agreement with Seattle, Holdings and Merger Sub, and HPE and Seattle entered into the Separation and Distribution Agreement, which together provide for the combination of Micro Focus and Seattle.

Below is a step-by-step summary description of the sequence of material events relating to the Transactions, which should be read in conjunction with the sections entitled “The Merger Agreement” and “The Separation and Distribution Agreement.”

Step 1 Separation of HPE Software

Pursuant to the Contribution and prior to the Distribution and the Merger, HPE will transfer HPE Software to Seattle pursuant to the terms and conditions set forth in the Separation and Distribution Agreement.

Step 2 Issuance of Seattle Shares to HPE, Incurrence of Seattle Debt and the Seattle Cash Payment

In connection with the transfer of HPE Software to Seattle in the Contribution in Step 1, Seattle will issue to HPE additional Seattle Shares and make the Seattle Payment to HPE. Seattle will incur new indebtedness in an aggregate principal amount of $2.6 billion and will use $2.5 billion of the proceeds of this loan to pay to HPE the Seattle Payment in connection with the transfer of HPE Software to Seattle. Seattle will use the balance to pay certain fees and expenses related to such indebtedness and for general corporate purposes.

Step 3 Incurrence of Micro Focus Debt

Prior to Closing, the Micro Focus Borrower will incur new indebtedness in the form of (i) the $2.4 billion Micro Focus Term Loan Facilities, including $1,515.2 million of Facility B-2 refinanced pursuant to an amendment to the Existing Facilities Agreement and $884.8 million of term loans incurred by the Micro Focus Escrow Borrower pursuant to an escrow credit agreement which term loans will automatically be deemed issued under the Micro Focus Term Loan Facilities upon the merger of the Micro Focus Escrow Borrower with and into the Micro Focus Borrower prior to the Merger and (ii) the $500 million Revolving Credit Facility. The proceeds received by the Micro Focus Borrower will be used to fund (i) the Micro Focus Return of Value of up to $500 million to the Micro Focus Shareholders, (ii) the partial repayment of the indebtedness pursuant to the Existing Facilities Agreement, dated as of November 20, 2014, by and among Micro Focus, Micro Focus Group Limited, the Borrower, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, collateral agent and swingline lender, (iii) fees and expenses incurred in connection with the Transactions and (iv) working capital and general corporate purposes of Micro Focus and its subsidiaries.

Step 4 Distribution

HPE will distribute all of the outstanding Seattle Shares on a pro rata basis to HPE Stockholders as of the close of business on the Distribution Record Date pursuant to the terms and conditions set forth in the Separation and Distribution Agreement.

Step 5 Merger

After the Distribution, Merger Sub will merge with and into Seattle, whereby the separate corporate existence of Merger Sub will cease and Seattle will continue as the surviving corporation and as an indirect wholly owned subsidiary of Micro Focus. In the Merger, each Seattle Share will be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement, each representing one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE, as described in the section entitled “The Merger Agreement—Merger Consideration.” The Micro Focus Shares underlying the Micro Focus ADSs issued in connection with the Merger (sometimes referred to herein as the “Consideration Shares”) will be issued directly to the Depositary. Immediately following Closing, pre-Merger HPE Stockholders will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares, and the balance of the then-outstanding Micro Focus Shares will be held by pre-Merger Micro Focus Shareholders.

After completion of all of the steps described above, Micro Focus will own and operate HPE Software through Seattle, which will be a direct wholly owned subsidiary of Holdings, and an indirect wholly owned subsidiary of Micro Focus. Micro Focus will also continue to own and operate its current businesses. Seattle will continue as the obligor under the new indebtedness to be incurred by Seattle in connection with the Transactions which, after Closing, is expected to be guaranteed by Micro Focus. We have applied to list Micro Focus ADSs on the NYSE under the symbol “MF,” and Micro Focus Shares will remain listed on the LSE after Closing under the symbol “MCRO.”

In connection with the Transactions, on or prior to the Distribution Date, HPE (or its applicable subsidiaries) and Micro Focus (or its applicable subsidiaries) will enter into the Transaction Documents not already entered into as of the date hereof. See the sections entitled “The Merger Agreement,” “The Separation and Distribution Agreement” and “Other Agreements.”

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structures of HPE and Micro Focus, the corporate structures immediately following the Separation and the Distribution but before the Merger and the corporate structures immediately following the Merger.

Existing Structures

Structures Following the Separation and the Distribution but before the Merger

HPE Stockholders
HPE (US)
Seattle (US)
(owns HPE Software)
Micro Focus
Shareholders
Micro Focus (UK)
Holdings (US)
Merger Sub (US)

Structures Immediately Following the Merger

HPE Stockholders
HPE (US)
HPE Stockholders (Seattle Shares converted into Micro Focus ADSs)
Micro Focus Shareholders
50.1%*
49.9%*
Micro Focus (UK)
Holdings (US)
Seattle (US) (owns HPE Software)

*	Excludes overlap. Percentages reflect ownership of Micro Focus Fully Diluted Shares immediately following the Merger, with pre-Merger holders of Micro Focus equity awards included within “Micro Focus Shareholders” solely for purposes of this illustration. For further details, see the section entitled “The Merger Agreement—Merger Consideration.”

Micro Focus’ Reasons for Engaging in the Transactions

The Micro Focus Board believes that segments of the infrastructure software market are consolidating and that successful companies in such markets will be those with outstanding operational efficiency and scale. The Transactions present a rare opportunity to achieve a significant increase in Micro Focus’ scale and breadth, with the potential to deliver enhanced Total Shareholder Returns consistent with Micro Focus’ stated objectives.

The Micro Focus Board believes the Transactions will enhance Adjusted Earnings Per Share by the end of the first newly aligned accounting year ended October 31, 2018, with scope for further benefits as operational improvements are realized across the Enlarged Group.

The Micro Focus Board believes the Transactions represent a substantial opportunity to:

•	create significantly greater scale and breadth of product portfolio covering largely adjacent areas of the software infrastructure market, thereby creating one of the world’s largest pure-play infrastructure software companies;
•	add a substantial recurring revenue base to Micro Focus’ existing product portfolio, together with access to important new growth drivers and new revenue models; and
•	accelerate operational effectiveness over the medium term, through the alignment of best practices between Micro Focus and HPE Software in areas such as product development, support, product management, account management, and sales force productivity, as well as achieving operational efficiencies where appropriate.

Given the scale of the Enlarged Group, the Micro Focus Board believes that significant cost benefits will arise from reducing duplicated central costs, combining corporate support functions (where appropriate) and increasing efficiency across all functions. For more information on the process undertaken by Micro Focus that resulted in the execution of the Transaction Documents, as well as further information regarding the reasons that the Micro Focus Board believes that the Transactions are in the best interests of Micro Focus and the Micro Focus Shareholders, see the sections entitled “The Transactions—Background of the Separation, the Distribution and the Merger” and “The Transactions—Micro Focus’ Reasons for Engaging in the Transactions.”

HPE’s Reasons for the Separation, the Distribution and the Merger

The HPE Board believes that the Transactions will accomplish a number of important business objectives for HPE, as well as provide enhanced opportunities for the combined business of Micro Focus and HPE Software. These important business objectives include, among other things, the following:

•	the Transactions are expected to enable HPE to sharpen its focus and expand its leadership in building the vital end-to-end infrastructure solutions necessary for providing cloud and mobility services;
•	the Transactions are expected to increase HPE’s management focus on secure, next-generation, software-defined infrastructure that leverages a portfolio of servers, storage, networking, converged infrastructure and software assets to help customers run their traditional IT better, while building a bridge to multi-cloud environments;
•	the Transactions are expected to unlock faster growth, higher margins and more free cash flow at HPE; and
•	the Transactions are expected to result in, among other things, improved operating efficiencies to enable HPE Software, combined with Micro Focus, to accelerate financial and operational performance.

For more information on the process undertaken by HPE that resulted in the execution of the Transaction Documents, as well as further information regarding the reasons that the HPE Board believes that the Separation, the Distribution and the Merger are in the best interests of HPE and HPE Stockholders, see the sections entitled “The Transactions—Background of the Separation, the Distribution and the Merger” and “The Transactions—HPE’s Reasons for the Separation, the Distribution and the Merger.”

Merger Consideration

The Merger Agreement provides that, at Closing, each issued and outstanding Seattle Share (except for any such shares held as treasury stock or by Micro Focus, Holdings or Merger Sub, which will be cancelled) will be automatically converted into the right to receive a number of Micro Focus ADSs representing Micro Focus Shares equal to the exchange ratio multiplied by the ADS ratio, subject to adjustment as set forth in the Merger Agreement. The exchange ratio is defined in the Merger Agreement as the quotient of (a) the product of (i) the number of Micro Focus Fully Diluted Shares as of immediately prior to Closing multiplied by (ii) the quotient of 50.1% divided by 49.9%, divided by (b) the number of Seattle Shares issued and outstanding immediately prior to Closing. The ADS ratio is defined in the Merger Agreement as one unless otherwise mutually agreed to by Micro Focus and HPE.

The Merger is expected to result in HPE Stockholders as of the close of business on the Distribution Record Date receiving Micro Focus ADSs representing an aggregate number of newly issued Micro Focus Shares equal to 50.1% of the Micro Focus Fully Diluted Shares as of immediately following Closing.

Pursuant to an adjustment provision in the Merger Agreement, in the event that the percentage of outstanding Micro Focus Shares to be received in the Merger by HPE Stockholders with respect to the qualified Seattle Shares (which are Seattle Shares distributed in the Distribution with respect to HPE Shares that were not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code)) would be less than 50.1% of all Micro Focus Shares outstanding immediately following Closing (determined before any adjustment pursuant to this adjustment provision), then at HPE’s election, the exchange ratio will be increased so that the number of Micro Focus Shares to be received in the Merger by HPE Stockholders with respect to such Seattle Shares represents 50.1% of the Micro Focus Shares outstanding immediately following Closing. If such an increase is necessary, then, in certain limited circumstances described in the Merger Agreement, the amount of the Seattle Payment will be decreased.

No fractional Micro Focus ADSs will be issued pursuant to the Merger.

The value of the Consideration Shares and Micro Focus ADSs issued in the Merger, as well as cash in lieu of fractional shares (if any) paid in connection with the Merger will be reduced by any applicable tax withholding.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or, if permitted under applicable law, waiver, of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under the antitrust or competition laws of certain specified jurisdictions, including merger control approval from the European Commission, all of which have been received and which condition has been satisfied;
•	the consummation of the Reorganization and the Distribution in all material respects in accordance with the Separation and Distribution Agreement;
•	the effectiveness of the registration statements of Micro Focus and Seattle filed with the SEC of which this information statement/prospectus forms a part, the Form F-6 filed by the Depositary with the SEC with respect to the Micro Focus ADSs (to the extent required by law) and the Form 8-A filed by Micro Focus, and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the approval of the U.K. Prospectus by the U.K. Listing Authority and the U.K. Prospectus having been made publicly available in accordance with the U.K. Prospectus Rules;
•	the approval of the U.K. Circular by the U.K. Listing Authority and the U.K. Circular having been made available to Micro Focus Shareholders in accordance with the U.K. Listing Rules and the Micro Focus Articles;
•	Admission occurring;
•	the approval for listing on the NYSE of the Micro Focus ADSs issuable pursuant to the Merger;
•	the approval by Micro Focus Shareholders of the Merger and specified related matters; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the Merger.

The obligations of Micro Focus, Holdings and Merger Sub to consummate the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance of and compliance with all covenants required under the Merger Agreement to be complied with or performed by HPE or Seattle in all material respects at or prior to Closing;
•	the truth and correctness in all material respects of specified representations and warranties of HPE and Seattle with respect to corporate organization, due authorization, certain capitalization matters of Seattle, the board and stockholder approvals of HPE and Seattle necessary to effect the Transactions and the absence of brokers’ fees, in each case, as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date);
•	the truth and correctness in all respects of specified representations and warranties of HPE relating to Seattle with respect to its capital stock and the absence of a “material adverse effect” with respect to Seattle as of the date of the Merger Agreement and as of the Closing Date (except that the representation and warranty with respect to the capitalization of Seattle will still be deemed true and correct so long as any deviations are de minimis, and except that certain representations and warranties that by their terms address matters only as of a specified date must be true and correct only as of such specified date);
•	the truth and correctness in all respects of all other representations and warranties made by HPE in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date), except to the extent the failure to be so true and correct would not, individually or in the aggregate, have a material adverse effect with respect to Seattle; and

•	the delivery by HPE to Micro Focus of a certificate, dated as of the Closing Date, and signed by a senior officer of HPE, certifying the satisfaction of the conditions described in the preceding four bullet points.

The obligations of HPE and Seattle to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance of and compliance with all covenants required under the Merger Agreement to be complied with or performed by Micro Focus, Holdings or Merger Sub in all material respects at or prior to Closing;
•	the truth and correctness in all material respects of specified representations and warranties of Micro Focus with respect to organization, due authorization, certain capitalization matters, brokers’ fees, certain findings of the Micro Focus Board and the shareholder approvals necessary to effect the Transactions, in each case, as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date);
•	the truth and correctness in all respects of specified representations and warranties of Micro Focus with respect to the capital stock of Micro Focus and the absence of a “material adverse effect” with respect to Micro Focus as of the date of the Merger Agreement and as of the Closing Date (except that the representation and warranty with respect to the capitalization of Micro Focus will still be deemed true and correct so long as any deviations are de minimis, and except that certain representations and warranties that by their terms address matters only as of a specified date must be true and correct only as of such specified date);
•	the truth and correctness in all respects of all other representations and warranties made by Micro Focus, Holdings or Merger Sub in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date), except to the extent the failure to be so true and correct would not, individually or in the aggregate, have a material adverse effect with respect to Micro Focus;
•	the delivery by Micro Focus to HPE of a certificate, dated as of the Closing Date, and signed by a senior officer of Micro Focus, certifying the satisfaction of the conditions described in the preceding four bullet points; and
•	the receipt by HPE of the HPE Tax Opinion.

Board of Directors and Management of Micro Focus After the Merger

Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer, respectively, of the Enlarged Group. Chris Hsu, who is currently Executive Vice President and General Manager of HPE Software as well as Chief Operating Officer at HPE, will become the Chief Executive Officer of the Enlarged Group at Closing and Stephen Murdoch, who is the current Chief Executive Officer of Micro Focus, will become the Chief Operating Officer of the Enlarged Group at Closing. Nils Brauckmann will continue as Chief Executive Officer of SUSE following Closing.

With effect from Closing until the second annual general meeting of the Micro Focus Shareholders that occurs after Closing, HPE will have the right to nominate (i) one new Non-Executive Director who is a serving executive of HPE to the Micro Focus Board and (ii) one-half of the Micro Focus Board’s independent Non-Executive Directors, in each case, subject to approval of the Nomination Committee. The current Nomination Committee has approved the appointments of John Schultz (as the HPE Nominated Director who is

a serving executive of HPE and is not independent) with effect from Closing, and Silke Scheiber and Darren Roos as independent Non-Executive Directors with effect from May 15, 2017. In accordance with the Merger Agreement, a further independent HPE Nominated Director will be appointed following Closing.

As a result of the proposed appointments to the Micro Focus Board, at Closing it is expected that the Micro Focus Board will comprise 10 directors, five of whom will be independent under the U.K. Corporate Governance Code. Once an additional independent HPE Nominated Director is appointed following Closing, this will increase the total number of directors to 11 and the number of independent Non-Executive Directors to six.

Risk Factors

Micro Focus Shareholders and HPE Stockholders should carefully consider the matters described in the section entitled “Risk Factors,” as well as other information included in this information statement/prospectus and the other documents incorporated herein by reference.

Listing of Micro Focus ADSs on the NYSE

We have applied to list the Micro Focus ADSs on the NYSE under the symbol “MF.” We expect trading of the Micro Focus ADSs to begin on           , 2017, the first trading day following Closing.

Comparison of the Rights of Micro Focus Shareholders and HPE Stockholders

As a result of the Merger, HPE Stockholders as of the close of business on the Distribution Record Date will become holders of Micro Focus ADSs. Following the Merger, HPE Stockholders will have different rights as holders of Micro Focus ADSs than they had as HPE Stockholders due to the differences between, on the one hand, the laws of the jurisdiction of incorporation of HPE, which is Delaware, and the certificate of incorporation and bylaws of HPE, and, on the other hand, the laws of the jurisdiction of incorporation of Micro Focus, which is England and Wales, and the Micro Focus Articles. See the section entitled “Comparison of Rights of Micro Focus Shareholders and Micro Focus ADS Holders and HPE Stockholders.”

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Merger by the mutual written consent of HPE and Micro Focus. Also, subject to specified qualifications and exceptions, either HPE or Micro Focus may terminate the Merger Agreement at any time prior to the consummation of the Merger if:

•	any governmental authority of competent jurisdiction has promulgated, entered, enforced, enacted or issued or deemed applicable to the Merger or the other transactions contemplated by the Merger Agreement any law that permanently prohibits, restrains or makes illegal the Merger or the other transactions contemplated by the Merger Agreement;
•	the Merger has not been consummated on or prior to March 7, 2018; or
•	Micro Focus Shareholders fail to approve the Merger and specified related matters upon a vote taken at the meeting of Micro Focus Shareholders held for such purpose (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, HPE may terminate the Merger Agreement if:

•	Micro Focus has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause any of the conditions to HPE’s and Seattle’s obligation to consummate the Merger not to be satisfied at Closing, and such breach is not cured by the earlier of 60 days after notice of the breach and March 7, 2018, or is incapable of cure prior to March 7, 2018;
•	the Micro Focus Board effects a Change in Recommendation; or
•	Micro Focus has breached in any material respect specified obligations relating to non-solicitation or its obligation to hold the Micro Focus General Meeting to approve the Merger and specified related matters.

In addition, subject to specified qualifications and exceptions, Micro Focus may terminate the Merger Agreement if HPE or Seattle has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause any of the conditions to Micro Focus’, Holdings’ or Merger Sub’s obligation to consummate the Merger not to be satisfied at Closing, and such breach is not cured by the earlier of 60 days after notice of the breach and March 7, 2018, or is incapable of cure prior to March 7, 2018.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Payment and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud or willful breach prior to termination.

Termination Payment and Expenses Payable in Certain Circumstances

The Merger Agreement provides that upon termination of the Merger Agreement under specified circumstances, Micro Focus is required to pay HPE a termination payment of $59,825,000 (the “Termination Payment”). The circumstances under which the Termination Payment will be payable are as follows:

•	if HPE or Micro Focus terminates the Merger Agreement as a result of the failure to obtain the required approval of Micro Focus Shareholders upon a vote taken at a meeting of Micro Focus Shareholders held for such purpose (including any adjournment or postponement thereof);
•	if HPE terminates the Merger Agreement after Micro Focus has breached in any material respect specified obligations relating to non-solicitation or its obligation to hold a special meeting of Micro Focus Shareholders to approve the Merger and specified related matters;
•	if HPE terminates the Merger Agreement following a Change in Recommendation (as defined below) by the Micro Focus Board;
•	if (i) a Competing Proposal (as defined below) (replacing references to “20%” in that definition with “50%” for purposes of this Termination Payment trigger) with respect to Micro Focus is publicly announced or otherwise communicated to the Micro Focus Board and not publicly withdrawn at least five business days prior to the termination of the Merger Agreement; (ii) Micro Focus consummates, or enters into a definitive agreement with respect to, any Competing Proposal within twelve months of the termination of the Merger Agreement; and (iii) the Merger Agreement is terminated in either of the following circumstances:
•	Micro Focus has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause any of the conditions to HPE’s and Seattle’s obligation to consummate the Merger not to be satisfied at Closing, and such breach is not cured by the earlier of 60 days after notice of the breach and March 7, 2018, or is incapable of cure prior to March 7, 2018; or
•	the outside date of March 7, 2018 is reached without a vote of the Micro Focus Shareholders to approve the Merger and related specified matters having occurred.

In no event will Micro Focus be required to pay the Termination Payment more than once.

If accepted by HPE, payment of the Termination Payment will be HPE’s sole and exclusive remedy for any losses or damages based upon, arising out of or relating to the Merger Agreement, except in the case of willful breach or fraud by Micro Focus.

In addition, because HPE consented in writing on or before October 31, 2016 to the completion of the Debt Financing on or before April 4, 2017, Seattle shall pay HPE the full amount of interest and ticking or other fees and any interest on borrowings incurred to finance such amounts actually paid by HPE (without reduction) no later than ten business days following the Closing Date.

Regulatory Approvals

Each party to the Merger Agreement has agreed to promptly make its respective filings under the HSR Act and to the Committee on Foreign Investment in the United States (“CFIUS”) and to make any other required or appropriate filings under any competition laws with respect to the Transactions and to supply the appropriate governmental authorities with any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. The parties have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of clearance from the CFIUS and approvals under other applicable competition laws as soon as practicable. As of the date hereof, Micro Focus and HPE have received all of the required antitrust and competition approvals to consummate the Transactions, including the termination of the waiting period under the HSR Act on November 28, 2016 and other regulatory approvals in the European Union, Turkey, Russia, South Africa and Brazil. In addition, a formal notice to CFIUS was submitted on February 10, 2017 and the formal review by CFIUS began on February 14, 2017 and is expected to be completed on or around May 1, 2017. See the section entitled “The Transactions—Regulatory Approvals.”

Accounting Treatment

IFRS 3 Business Combinations requires the use of acquisition accounting for business combinations. In applying acquisition accounting, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Micro Focus in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests in the combined entity after the combination. In accordance with the exchange ratio agreed to in the Merger Agreement, the HPE Stockholders as of the close of business on the Distribution Record Date will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares outstanding immediately following Closing.
•	The composition of the governing body of the combined entity. At Closing, it is expected that the Micro Focus Board will consist of, at a minimum, the current Micro Focus Executive Chairman and Chief Financial Officer, Chris Hsu as Chief Executive Officer, Nils Brauckmann as Chief Executive Officer of SUSE, one director designated by HPE as a Non-Executive Director and five independent Non-Executive Directors, of which three will be nominated by Micro Focus and two will be HPE Nominated Directors. An additional independent HPE Nominated Director will be appointed following Closing. All proposed director appointments must be approved by the Nomination Committee and will be subject to election by the Micro Focus Shareholders on an annual basis by a simple majority vote.
•	The composition of the senior management of the combined entity. Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer, respectively, of the Enlarged Group following Closing. Chris Hsu (currently Executive Vice President and General Manager of HPE Software as well as Chief Operating Officer at HPE) will become Chief Executive Officer of the Enlarged Group at Closing. Stephen Murdoch (the current Chief Executive Officer of Micro Focus) will become the Chief Operating Officer of the Enlarged Group at Closing. Nils Brauckmann will continue as Chief Executive Officer of SUSE following Closing.

Micro Focus’ management has determined that Micro Focus represents the accounting acquirer in this combination based on analysis of the facts and circumstances outlined above. Micro Focus will apply acquisition accounting to the acquired assets and assumed liabilities of Seattle upon consummation of the Merger. Upon completion of the Transactions, the historical financial statements will reflect only the assets and liabilities of Micro Focus.

U.S. Federal Income Tax Consequences of the Distribution and Merger

It is intended that the Distribution, taken together with the Contribution, qualify for U.S. federal income tax purposes as a “reorganization” under Sections 368(a)(1)(D), 361 and 355 of the Code, upon which no income, gain or loss is recognized by HPE or Seattle (except for certain items required to be recognized under Treasury Regulations regarding consolidated federal income tax returns). Provided that the Distribution and Contribution so qualify, HPE and HPE Stockholders will generally not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes.

The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. However, pursuant to certain rules contained in Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger”) will generally recognize gain, if any, but not loss, on the exchange of Seattle Shares for Micro Focus ADSs pursuant to the Merger.

The consummation of the Transactions is conditioned upon the receipt by HPE of the HPE Tax Opinion. An opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. HPE intends to request a ruling from the IRS on certain issues related to the U.S. federal income tax consequences of the Distribution. The receipt of any such ruling is not a condition to HPE’s and Seattle’s obligation to consummate the Transactions, and there can be no assurance that any or all of such requested rulings will be received. If the Distribution or certain related transactions fail to qualify for the intended tax treatment, HPE and/or HPE Stockholders may be subject to substantial U.S. federal income taxes.

Following Closing, Micro Focus is expected to continue to be treated as a foreign corporation for U.S. federal income tax purposes, but under Section 7874 of the Code, Micro Focus’ U.S. affiliates likely will be subject to certain adverse U.S. federal income tax rules as a result of the Merger. See the section entitled “U.S. Federal Income Tax Consequences Relating to Section 7874 of the Code” below for more information.

Because Micro Focus Shareholders will not participate in the Distribution or the Merger, Micro Focus Shareholders in their capacity as such will not recognize gain or loss upon either the Distribution or the Merger.

The U.S. federal income tax consequences of the Distribution and the Merger are described in more detail in the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.” The tax consequences to you of the Distribution and the Merger will depend on your particular circumstances. You should consult your own tax advisor regarding the particular tax consequences to you of the Transactions.

SUMMARY HISTORICAL, PRO FORMA AND SUPPLEMENTAL FINANCIAL DATA

Summary Historical Consolidated Financial Data of Micro Focus

The following table sets forth certain of Micro Focus’ consolidated financial data, prepared in accordance with IFRS. The summary historical consolidated financial data as of and for the years ended April 30, 2014, 2015 and 2016 are derived from Micro Focus’ audited consolidated financial statements, which are included elsewhere in this information statement/prospectus.

The summary historical consolidated financial data as of October 31, 2016 and for the six months ended October 31, 2015 and 2016 are derived from Micro Focus’ unaudited consolidated financial statements, which are included elsewhere in this information statement/prospectus. In the opinion of Micro Focus’ management, the unaudited data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended October 31, 2016 are not necessarily indicative of the results that may be expected for the full fiscal year.

The summary historical consolidated financial data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Micro Focus” and Micro Focus’ consolidated financial statements and the related notes thereto, which are included elsewhere in this information statement/prospectus. The summary historical consolidated financial data in this section are not intended to replace Micro Focus’ financial statements and the related notes thereto.

	As of and for the Year Ended April 30,			As of and for the Six Months Ended October 31,
(in thousands)	2014	2015	2016	2015	2016
Statement of Comprehensive Income Data:
Revenue	$433,058	$834,539	$1,245,049	$604,523	$684,743
Costs and expenses:
Cost of sales	$29,912	$91,490	$135,432	$66,510	$74,296
Selling and distribution costs	120,669	290,475	416,333	198,802	218,528
Research and development expenses	57,833	162,349	259,388	122,659	135,534
Administrative expenses	68,924	142,989	138,962	66,149	93,099
	277,338	687,303	950,115	454,120	521,457
Operating profit	155,720	147,236	294,934	150,403	163,286
Other income (expense):
Share of results of associates	—	(788)	(2,190)	(1,129)	(1,127)
Net finance costs	(7,879)	(55,021)	(97,348)	(50,439)	(48,953)
Profit before tax	147,841	91,427	195,396	98,835	113,206
Income tax benefit (expense), net	(25,759)	10,024	(32,424)	(11,297)	(22,589)
Net income	$122,082	$101,451	$162,972	$87,538	$90,617
Statement of Financial Position Data:
Total current assets	$140,072	$460,967	$954,361	$307,756	$405,311
Total noncurrent assets	$464,945	$3,879,634	$3,681,332	$3,785,018	$4,301,710
Total assets	$605,017	$4,340,601	$4,635,693	$4,092,774	$4,707,021
Total current liabilities	$568,433	$988,030	$1,061,797	$780,199	$1,072,770
Total noncurrent liabilities	$52,835	$2,074,510	$1,980,168	$2,000,497	$2,052,492
Total liabilities	$621,268	$3,062,540	$3,041,965	$2,780,696	$3,125,262
Total (deficit) equity	$(16,251)	$1,278,061	$1,593,728	$1,312,078	$1,581,759
Total liabilities and equity	$605,017	$4,340,601	$4,635,693	$4,092,774	$4,707,021

Summary Historical Combined Financial Data of Seattle

The following table presents the summary historical combined financial data for Seattle, prepared in accordance with U.S. GAAP. The Combined Statements of Operations data and the Combined Statements of Cash Flows data for the three months ended January 31, 2016 and 2017 and the Combined Balance Sheets data as of January 31, 2017 are derived from Seattle’s unaudited Condensed Combined Financial Statements included elsewhere in this information statement/prospectus. The Combined Statements of Operations data and the Combined Statements of Cash Flows data for each of the three fiscal years ended October 31, 2016 and the Combined Balance Sheets data as of October 31, 2015 and 2016 set forth below are derived from Seattle’s audited Combined Financial Statements included elsewhere in this information statement/prospectus. The Combined Balance Sheets data as of October 31, 2014 is derived from Seattle’s audited Combined Financial Statements that are not included in this information statement/prospectus.

The summary historical combined financial data should be read in conjunction with the sections entitled “Selected Historical Combined Financial Data of Seattle,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seattle,” and Seattle’s Combined and Condensed Combined Financial Statements and accompanying notes included elsewhere in this information statement/prospectus. Seattle’s summary historical combined financial data presented below may not be indicative of its future performance and does not necessarily reflect what Seattle’s financial position and results of operations would have been had it been operating as a standalone public company during the periods presented, and the results for the three months ended January 31, 2017 are not necessarily indicative of the results that may be expected for the full fiscal year. The summary historical combined financial data in this section are not intended to replace Seattle’s Combined and Condensed Combined Financial Statements and the accompanying notes thereto.

	As of and for the Fiscal Years Ended October 31,			As of and for the Three Months Ended January 31,
(in millions)	2014	2015	2016	2016	2017
Combined Statements of Operations
Net revenue	$3,933	$3,622	$3,195	$780	$721
Earnings (loss) from operations	415	321	238	16	(17)
Net (loss) earnings	361	391	80	19	(14)

Combined Balance Sheets
Total assets	$11,634	$10,979	$10,647		$10,429
Total capital lease obligations	21	32	36		38

Combined Statements of Cash Flows
Net cash provided by operating activities	$708	$235	$123	$167	$178
Net cash (used in) provided by investing activities	(16)	40	211	(6)	(8)
Net cash used in financing activities	(813)	(322)	(354)	(128)	(191)

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table presents the summary unaudited pro forma condensed combined financial information of Micro Focus and Seattle, based upon the historical financial statements of each of Micro Focus and Seattle included elsewhere in this information statement/prospectus, after giving effect to the Merger, as further described in the section entitled “The Transactions—Transaction Steps.”

The unaudited pro forma condensed combined statement of comprehensive income for the six months ended October 31, 2016 and the year ended April 30, 2016 give effect to the Merger as if it had occurred on May 1, 2015, the first day of Micro Focus’ fiscal year ended April 30, 2016, while the unaudited pro forma condensed combined statement of financial position as of October 31, 2016 gives effect to the Merger as if it had occurred on that date. The unaudited pro forma condensed combined financial information does not include adjustments for other acquisitions completed by Micro Focus or Seattle during the periods presented, as these acquisitions were not considered significant individually or in the aggregate.

The summary unaudited pro forma condensed combined financial information is only a summary and does not purport to be complete, and should be read in conjunction with:

•	The section entitled “Unaudited Pro Forma Condensed Combined Financial Information”;
•	Micro Focus’ audited consolidated financial statements and related notes as of and for the year ended April 30, 2016, and Micro Focus’ unaudited condensed consolidated interim financial statements and related notes as of and for the six months ended October 31, 2016, as well as the section entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Micro Focus”; and
•	Seattle’s audited Combined Financial Statements and related notes as of October 31, 2016 and 2015 and for the fiscal years ending October 31, 2016, 2015 and 2014, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seattle.” See “Index to Financial Statements.”

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after the completion of the Merger. The unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or benefits from the Merger including potential synergies that may be derived in future periods.

Micro Focus Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the Fiscal Year Ended April 30, 2016

(In millions of U.S. dollars, except for per share data)	Historical Micro Focus for the year ended April 30, 2016	Adjusted Seattle for the twelve months ended April 30, 2016		Pro forma merger adjustments	Total pro forma combined
Revenue	$1,245		$3,419	$—		$4,664
Cost of sales	(135)		(929)	—		(1,064)
Gross profit	$1,110		$2,490	$—		$3,600

Selling and distribution costs	(416)		(1,101)	(159)		(1,676)
Research and development expenses	(260)		(794)	133		(921)
Administrative expenses	(139)		(297)	(431)		(867)
Operating profit	$295		$298	$(457)		$136

Share of results of associates	(2)		—	—		(2)
Finance costs	(98)		(6)	(118)		(222)
Finance income	1		3	—		4
Net finance costs	(99)		(3)	(118)		(220)
Profit (loss) before tax	196		295	(575)		(84)
Taxation	(33)			190
Profit (loss) for the period	$163	$		$(385)	$
Attributable to:
Noncontrolling interests	—		—	—		—
Equity shareholders of the parent	163			(385)
Profit (loss) for the period	$163	$		$(385)	$

Earnings per share attributable to equity shareholders of the parent:
Basic	$0.75				$
Diluted	$0.72				$

Weighted average shares outstanding:
(in millions)
Basic	219			218		437
Diluted	227			219		446

Micro Focus Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income for the Six Months Ended October 31, 2016

(In millions of U.S. dollars, except for per share data)	Historical Micro Focus for the six months ended October 31, 2016	Adjusted Seattle for the six months ended October 31, 2016		Pro forma merger adjustments	Total pro forma combined
Revenue	$685		$1,644	$—		$2,329
Cost of sales	(74)		(436)	—		(510)
Gross profit	$611		$1,208	$—		$1,819

Selling and distribution costs	(219)		(579)	(80)		(878)
Research and development expenses	(136)		(336)	50		(422)
Administrative expenses	(93)		(181)	(134)		(408)
Operating profit	$163		$112	$(164)		$111

Share of results of associates	(1)		—	—		(1)
Finance costs	(49)		(3)	(61)		(113)
Finance income	—		1	—		1
Net finance costs	(50)		(2)	(61)		(113)
Profit (loss) before tax	113		110	(225)		(2)
Taxation	(22)			—
Profit (loss) for the period	$91	$		$(225)	$
Attributable to:
Noncontrolling interests	—		—	—		—
Equity shareholders of the parent	91			(225)
Profit (loss) for the period	$91	$		$(225)	$

Earnings per share attributable to equity shareholders of the parent:
Basic	$0.40				$
Diluted	$0.38				$

Weighted average shares outstanding:
(in millions)
Basic	229			208		437
Diluted	238			208		446

Micro Focus Unaudited Pro Forma Condensed Combined Statement of Financial Position as of October 31, 2016

(In millions of U.S. dollars)	Historical Micro Focus as of October 31, 2016	Adjusted Seattle as of October 31, 2016	Pro forma merger adjustments	Total pro forma combined as of October 31, 2016
Non-current assets
Goodwill	$2,828	$8,095	$(3,285)	$7,638
Other intangible assets	1,186	411	6,124	7,721
Property, plant and equipment	41	138	(12)	167
Investments in associates	12	—	—	12
Long-term pension assets	24	—	—	24
Other non-current assets	3	87	—	90
Deferred tax assets	208	1,047	3	1,258
	4,302	9,778	2,830	16,910
Current assets
Inventories	—	20	—	20
Trade and other receivables	278	742	—	1,020
Current tax receivables	3	—	—	3
Cash and cash equivalents	123	130	371	624
Assets classified as held for sale	1	—	—	1
	405	892	371	1,668
Total assets	$4,707	$10,670	$3,201	$18,578
Current liabilities
Trade and other payables	$151	$608	$14	$773
Borrowings	294	15	—	309
Provisions	15	62	—	77
Current tax liabilities	30	346	—	376
Deferred income	582	767	(74)	1,275
	1,072	1,798	(60)	2,810
Non-current liabilities
Deferred income	204	157	(20)	341
Borrowings	1,441	21	3,352	4,814
Retirement benefit obligations	35	162	—	197
Long-term provisions	12	10	—	22
Other non-current liabilities	11	23	—	34
Deferred tax liabilities	350	4	1,866	2,220
	2,053	377	5,198	7,628
Total liabilities	3,125	2,175	5,138	10,438
Net assets	1,582	8,495	(1,937)	8,140
Capital and reserves
Share capital	40	—	22	62
Share premium account	191	—	7,122	7,313
Parent company investment	—	8,526	(8,526)	—
Merger reserve	988	—	—	988
Capital redemption reserve	163	—	—	163
Retained earnings/(deficit)	222	—	(586)	(364)
Foreign currency translation reserve/(deficit)	(23)	(31)	31	(23)
Total equity attributable to owners of the parent	1,581	8,495	(1,937)	8,139
Non-controlling interests	1	—	—	1
Total equity	$1,582	$8,495	$(1,937)	$8,140

Summary Comparative Historical, Pro Forma and Supplemental Per Share Data

The following table sets forth selected per share data for Micro Focus on a historical basis. It also includes unaudited pro forma combined per share data for Micro Focus, which combines the data of Micro Focus and Seattle on a pro forma basis giving effect to the Merger. This data does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Merger. This data also does not include any integration costs Micro Focus or Seattle may incur related to the Merger as part of combining their respective operations. This comparative historical and pro forma per share data is being provided for illustrative purposes only. Micro Focus and Seattle may have performed differently had the Merger and the other Transactions occurred prior to the periods or as of the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Micro Focus and Seattle been combined during the periods or as of the date presented or of the future results or financial condition of Micro Focus or Seattle to be achieved following the consummation of the Merger and the other Transactions.

This data has been prepared in accordance with IFRS and should be read in conjunction with Micro Focus’ and Seattle’s historical financial statements and accompanying notes included elsewhere in this information statement/prospectus as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” See “Index to Financial Statements.”

	As of and for the Year Ended April 30, 2016		As of and for the Six Months Ended October 31, 2016
Micro Focus Historical Per Share Data:
Net profit per basic ordinary share		$0.75		$0.40
Net profit per diluted ordinary share		0.72		0.38
Cash dividends per share		0.50		0.50
Book value per share		7.29		6.91
Micro Focus Unaudited Pro Forma Combined Per Share Data:
Net loss per basic and diluted ordinary share	$		$
Cash dividends per share		0.50		0.50
Book value per share(1)		N/A		18.63
(1)	Book value per share uses equity on a pro forma basis at October 31, 2016, divided by weighted average pro forma shares outstanding at October 31, 2016.

RISK FACTORS

There are risks associated with owning Micro Focus ADSs. In addition to the other information included elsewhere in this information statement/prospectus, including in the section entitled “Cautionary Statement on Forward-Looking Statements,” you should carefully consider the following risk factors. The risks and uncertainties described below are not the only risks and uncertainties that Micro Focus, Seattle, the Enlarged Group and holders of Micro Focus ADSs may face. Additional risks and uncertainties not presently known to Micro Focus or HPE, or that Micro Focus or HPE currently considers immaterial, could also negatively affect the business, results of operation, financial condition and prospects of Micro Focus, Seattle or the Enlarged Group, as well as the value of Micro Focus ADSs.

The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the business, financial condition, results of operation or prospects of the Enlarged Group or the market price of the Micro Focus Shares or Micro Focus ADSs.

The information given is as of the date of this information statement/prospectus, and any forward-looking statements are made subject to the reservations specified under the section entitled “Cautionary Statement on Forward-Looking Statements.”

For the purposes of this “Risk Factors” section, references to the “Group” shall (unless the context shall otherwise require) mean prior to Closing, the Micro Focus Group and, following Closing, the Enlarged Group.

Risks Relating to the Business of the Group

The Group is dependent upon its senior management team and other key employees, and it may not be able to attract or retain sufficiently qualified management and key employees following Closing.

Micro Focus believes the Group’s success is dependent upon its ability to attract and retain senior management as well as other key employees, such as sales management, product management and development personnel that provide expertise and experience critical to the implementation of the Group’s strategy. There is and will be competition for qualified personnel in the Group’s markets, and the number of people with the appropriate skills and experience is limited. Furthermore, the U.K. government is currently considering a number of changes to the U.K.’s corporate governance framework, including with respect to executive compensation. Such changes could limit the ability of the Group to attract or retain qualified senior management, which could have a material adverse effect on the business, results of operation, financial condition and prospects of the Group.

In addition, while the Group has taken steps, and intends to take further steps, to reduce any adverse effects on its key employees resulting from the Merger, the Merger could impair its ability to attract, retain and motivate key personnel. The departure of key management or other employees of the Micro Focus Group or HPE Software may materially and adversely affect the ability of the Group to realize the benefits and synergies of the Merger and could cause its customers, suppliers and others that deal with the Group to seek to change existing business relationships.

It is also common in the software industry for employees to enter into non-compete and confidentiality agreements with their employers. The Group or the employees it hires may be subject to claims related to prior agreements with such restrictions, which may delay the impact new employees may be able to have on the Group or otherwise delay the Group’s ability to grow its teams. Furthermore, whilst much of the Group’s proprietary know-how will be documented, there can be no guarantee that members of the technical team who contribute valuable skills and know-how to the business and who may be subject to contractual confidentiality agreements in favor of the Group, will not join its competitors or otherwise compete with the Group in the future. Failure to retain the services of any of these employees may have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s operational and financial flexibility may be restricted by its level of indebtedness and covenants and financing costs could increase or financing could cease to be available in the long term.

As a result of increased borrowing in relation to the Transactions, the Micro Focus Board estimates that the initial pro forma net debt to Facility EBITDA ratio of the Group as of Closing will be approximately 3.3x Facility EBITDA and is targeting to reduce this to its stated target of 2.5x Facility EBITDA within two years following Closing. However, in the event of material disruptions to cash flows, there is a risk that the Group’s leverage may not decrease to the intended target at the anticipated rate or at all, or that the Group will not be able to obtain future financing on favorable terms or at all. Under such circumstances, the Micro Focus Board has stated that the Group would be precluded from considering the buyback of any Micro Focus Shares or any further returns of value to Micro Focus Shareholders, other than normal dividends.

Although, in the opinion of Micro Focus, the Group’s expected available liquidity and working capital will be sufficient for the next 12 months following the date of this document, the Group is subject to the risk that, in the longer term (in relation to which the Group’s business prospects and capital requirements are harder to predict) it may be unable to generate sufficient cash flow to service the indebtedness under the terms of the New Facilities.

The Group’s level of indebtedness and the covenants contained in the New Facilities may have important consequences for the Group’s future prospects and financial condition including:

•	increasing the Group’s vulnerability to both general and industry-specific adverse economic conditions and its flexibility to respond to such conditions;
•	limiting the Group’s flexibility in planning for, or reacting to, changes in technology, customer demand and competitive pressures;
•	placing the Group at a disadvantage compared to its competitors, who may be less leveraged and restricted by financial covenants than the Group;
•	causing the Group to dedicate a substantial portion of its cash flow from operations to service the indebtedness and causing it to reprioritize the uses to which its capital is put to the potential detriment of the Group’s other business needs, which, depending on the level of the Group’s borrowings, prevailing interest rates and exchange rates fluctuations, could result in reduced funds being available for expansion, dividend payments, returns of value and other general corporate purposes;
•	restricting the payment of dividends;
•	increasing the cost of servicing the Group’s borrowings in the event such covenants are renegotiated; and
•	materially and adversely affecting investor perception of the Group, leading to a decline in the price of its securities.

The Group’s access to debt, equity and other financing as a source of funding for its operations and for refinancing maturing debt will be subject to many factors, many of which will be beyond its control. The type, timing and terms of any future financing will depend on the Group’s cash needs and the then prevailing conditions in the financial markets, including in the corporate bond, term loan and equity markets. There is a risk that these conditions will not be favorable at the time any refinancing is required to be undertaken or that the Group will not be able to complete any such refinancing in a timely manner or on favorable terms, if at all. An increase in the cost, or lack of availability, of financing and capital could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

Interest rates may and are expected to increase in the future. As a result, interest rates on the New Facilities or other variable rate debt offerings could be higher or lower than current levels. If interest rates increase, the Group’s debt service obligations on its variable rate indebtedness would increase even though the amount borrowed remained the same, and the Group’s net income and cash flows, including cash available for servicing its indebtedness, would correspondingly decrease. In addition, the Group does not currently use interest rate swaps to manage its cash flow interest rate risk due to low market rates. Interest rate hikes in the future by the Federal Reserve, the Bank of England and various other governmental bodies in the countries where the Group has, or will have, operations could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group may incur materially significant costs if it breaches its covenants under the New Facilities.

The New Facilities will be subject to a number of restrictive covenants, including a first lien net leverage covenant (which covenant is determined as the ratio of (a) total debt of the Group that is secured on a first lien basis (net of unrestricted cash of the Group) to (b) consolidated Adjusted EBITDA of the Group) that will apply only when 35% of the Revolving Credit Facility (less certain outstanding letters of credit) are drawn at the end of any fiscal quarter. Although the Micro Focus Board believe that the current financial condition, cash generation and capital reserves of the Group are sufficient to enable it not to trigger, or to comply with, the first lien net leverage covenant for the next 12 months from the date of this document, deterioration in the Group’s primary markets created by, for example, continued economic uncertainty or a return to a recessionary economic environment may have a material adverse effect on its earnings, which, in the longer term, could affect the Group’s ability to comply with the first lien net leverage covenant or other covenants under the New Facilities. There can be no assurance that the Group can continue to comply with these covenants in the longer term, and to the extent that the Group is in breach of any of these covenants, this could result in the New Facilities becoming immediately repayable. In order to remain in compliance with these covenants and depending on the future performance of its business, the Group may be required to take actions that it would not otherwise have chosen or may be unable to pursue opportunities it otherwise would have pursued, such as possible acquisition opportunities. In addition, any future debt financing that the Group may need to obtain may impose additional restrictions on its financing and operating activities. Any of the above factors could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group is dependent upon its intellectual property, and its rights to such intellectual property may be challenged or infringed by others or otherwise prove insufficient to protect its business.

The Group relies on patent, trade secret, trademark and copyright law to protect its intellectual property. Failure to protect, maintain and enforce the Group’s existing intellectual property rights or pursue registrations for new intellectual property rights may result in the loss of the Group’s exclusive right to use technologies which are included in its software products or are otherwise used in its businesses. Most of the Group’s intellectual property is not covered by a patent or patent application and includes trade secrets and other know-how. In addition, some of the Group’s intellectual property includes technologies and processes that may be similar to the technologies and processes of third parties that are protected by patent, copyright or trade secret law.

It may also be possible for an unauthorized third party to reverse engineer or decompile the Group’s software products, and the Group may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights, particularly in certain international markets. Litigation may be required to enforce such intellectual property rights and such litigation can be time consuming and expensive and there can be no certainty as to the outcome of any such legal proceedings once initiated. If the Group does not adequately protect its right to use its technologies, it may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property.

The Group’s intellectual property is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular intellectual property right. Effective protection for the software of the Group may be unavailable or limited or not applied for in countries in which the Group operates. The Group will seek to protect its proprietary information and trade secrets that may not be patented or patentable and to secure its rights to copyright and patentable inventions by confidentiality agreements and, if applicable, inventors’ rights agreements with its customers, partners and employees. These agreements may be breached, and the Group may not have adequate means to remedy any such breach. The inability of the Group to protect its intellectual property, or enforce its rights against third parties, could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s products and services depend in part on intellectual property and technology licensed from third parties, and third party claims of intellectual property infringement against the Group may disrupt its ability to sell its products and services.

Many of the Group’s product offerings and services rely on technologies developed by, and intellectual property licensed from, third parties, including through both proprietary and Open Source software licenses. In order to remain in compliance with the terms of its third party licenses, the Group must carefully monitor and manage its use of third party technology and intellectual property, including both proprietary and Open Source license terms that may require the licensing or public disclosure of the Group’s own intellectual property, including parts of its source code, without compensation or on undesirable terms.

In addition, these third party technologies and licenses may over time become incompatible with the Group’s products and services, or the Group’s relationship with the third party could deteriorate and lead to the Group facing legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships. If this were to occur, there can be no assurance that a comparable third party license or agreement would be available to the Group, or that the Group could otherwise procure the third party technology and intellectual property it requires, in the future on terms that are acceptable or that would allow its product offerings and services to remain competitive, which could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

In addition, there is a risk that the Group may inadvertently infringe the intellectual property rights of a third party. Claims of intellectual property infringement could require the Group to redesign affected products, enter into costly settlement or license agreements with the third party, pay costly damage awards or face a temporary or permanent injunction prohibiting the Group from importing, marketing or selling certain of its products. There is also a risk that such claims against the Group could result in litigation, as has been the case with the ongoing patent infringement actions brought against HPE by Realtime Data LLC as described in the section entitled “Information on HPE Software—Litigation, Proceedings and Investigations.” Any intellectual property claims or litigation involving the Group, even those without merit or with a favorable outcome for the Group, can be time consuming, costly to defend against and divert management’s attention and resources away from the Group’s business. As a result, any such intellectual property claims against, or litigation involving, the Group could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Some of the Group’s products utilize Open Source technology which is dependent upon third party developers.

The Group uses Open Source technologies which often rely on a number of largely informal communities of independent Open Source software programmers to develop and enhance the Group’s enterprise technologies. If these groups of programmers fail to continue to develop and enhance Open Source technologies adequately, the Group would have to rely on other parties to develop and enhance its offerings or the Group would need to develop and enhance its offerings with its own resources. The Group cannot predict whether further developments and enhancements to these technologies would be available from reliable alternative sources. In either event, the Group’s development expenses could be increased and its technology release and upgrade schedules could be delayed. Moreover, if third party software programmers fail to continue to develop or enhance Open Source technologies adequately, the development and adoption of these technologies could be stifled and the Group’s offerings could become less competitive. Delays in developing, completing or delivering new or enhanced offerings could result in delayed or reduced revenue for those offerings and could also materially and adversely affect customer acceptance of those offerings.

Moreover, different groups of Open Source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If the Group acquires, or adopts, new technology and incorporates it into its offerings but competing technology becomes more widely used or accepted, the market appeal of the Group’s offerings may be reduced and that could harm the Group’s reputation, diminish its brands and materially and adversely affect the business, financial condition, results of operation and prospects of the Group.

The Group’s success will depend on its investment in and development of products and services that continue to meet the needs of its customers.

The success of the Group depends on its ability to meet the ongoing needs of its customers by continuing to invest in and develop its products and services. If the Group’s products and services do not meet its customers’ requirements, they will seek alternative solutions, potentially resulting in the loss of new revenue opportunities and the cancellation of existing contracts. The Group must make long-term investments, develop, obtain and protect appropriate intellectual property and commit significant research and development and other resources before knowing whether its predictions will accurately reflect customer demand for its products, services and solutions. Any failure to make such investments or take such action, or any failure to accurately predict customer demand, control research and development costs or execute the Group’s product development strategy could harm its business and financial performance.

The Group has and, following Closing, will have a significant number of products and services at differing stages of their life cycle and the extent of investment in each product will need to be managed and prioritized considering its expected future prospects. Failure to manage and develop its current and, following Closing, enlarged portfolio of products may damage the long-term growth prospects of the Group. Product development and enhancement involves a significant commitment of time and resources and is subject to a number of risks and challenges, including:

•	managing the length of the development cycle, which may be longer than anticipated;
•	extensive testing compatibility with a wide variety of application software and hardware devices and the need to ensure the quality of products prior to their distribution;
•	incorporating acquired products and technologies into the Group’s portfolio;
•	adapting to (and anticipating) emerging and evolving industry standards and technological developments by the Group’s competitors and customers;
•	continuously updating the skill sets of employees of the Group with respect to technological developments and the demands of customers;
•	managing new product and service strategies; and
•	accurately forecasting volumes, mixes of products and configurations that meet diverse customer requirements.

Any resulting delays in the development of new or upgrades to existing products may adversely impact customer acceptance of such products and result in delayed or reduced revenue for the Group.

In addition, the Group must develop and expand its sales channels and ability to deliver its products. For example, the Group’s success is dependent on its ability to address the market shift to SaaS and other go-to-market execution challenges. To be successful in addressing these challenges, the Group must improve its go-to-market execution with multiple product delivery models, which better address customer needs and achieve broader integration across the Group’s overall product portfolio as it works to capitalize on important market opportunities in cloud computing, big data, enterprise security, applications and mobility. Improvements in SaaS delivery, however, do not guarantee that the Group will achieve increased revenue or profitability. SaaS solutions often have lower margins than other software solutions throughout the subscription period and customers may elect to not renew their subscriptions upon expiration of their agreements.

If the Group is not successful in managing these risks and challenges, or if its products and services are not technologically competitive or do not achieve market acceptance, it could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group operates in a number of competitive markets and success in those markets depends on a variety of factors. Should the Group not be able to compete effectively against its competitors then it is likely to lose market share which may result in decreased sales and weaker financial performance.

The Group currently operates in, and following Closing will operate in an even greater number of, competitive markets. Many of the Group’s competitors will have, or may have, greater brand recognition, larger customer bases or greater financial, sales and marketing, distribution, technical and other resources than the Group. As a result, the Group’s competitors may be able to respond more quickly to market demands, to devote greater resources to the development, promotion, sale and deployment of their products than the Group or to exert negative pricing pressure on the markets in which the Group operates. Certain of these competitors may expand their product and service offerings and emerging competitors could introduce new technologies and business models that compete directly with the Group. The widespread inclusion of solutions that perform the same or similar functions as the Group’s products within other companies’ bundled or individual software products, or services similar to those provided by the Group, could reduce the perceived need among customers for the Group’s products and services or otherwise render its products obsolete and unmarketable. The Group could be adversely affected through declining product sales if it fails to assess and understand the competitive landscape adequately and thereby identify competitive risks and threats to its business.

In addition, the software industry is currently undergoing consolidation as certain software companies seek to offer more extensive suites and integrated solutions as well as broader arrays of individual software products and services, as well as integrated products and solutions. The Group’s competitors, as well as partners and other parties that are not currently in competition with the Group, may establish financial and strategic relationships among themselves or with existing or potential customers or other third parties, which may have the effect of reducing the ability of the Group to promote and sell its products successfully. This trend could create opportunities for large enterprise software companies to increase their market share through the acquisition of companies that dominate certain lucrative market niches or that have loyal installed customer bases. In doing so, these competitors may be able to reduce prices on software that competes with the Group’s solutions, in part by leveraging their larger economies of scale. Consolidation may also permit competitors of the Group to offer a broader suite of individual products as well as more comprehensive bundled solutions, including hardware, software and services. This industry consolidation may result in stronger competitors that are better able to compete, either through offering a particularly strong individual solution in a specialized area or as sole-source vendors for customers, and could lead to more variability in the Group’s operating results due to lengthening of the customer evaluation process, increased pricing pressure and/or loss of business to these larger competitors, which may have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The IT environments of both the Group and its customers may be subject to hacking or other cybersecurity threats, which may harm customer relationships and the market perception of the effectiveness of the Group’s products.

There is a risk of actual or perceived breaches of the Group’s and its customers’ IT security systems resulting in unauthorized access to data centers or other parts of IT environments containing confidential information. The Group incurs, and expects to continue to incur, substantial expense to protect itself, its products and its customers, against, and to remedy, security breaches and their consequences. Despite the Group implementing such protections, it is possible that computer circumvention capabilities, new discoveries or advances or other developments, including the Group’s own acts or omissions, could result in a party (whether internal, external, an affiliate or unrelated third party) compromising or circumventing the security systems of either the Group or its customers and obtaining access to sensitive customer and personal data or the Group’s proprietary information or causing significant disruptions to the Group’s operations. The Group cannot guarantee that its security measures will prevent data breaches or that its customers will be successful in implementing security systems that prevent data breaches. Regardless of whether a breach (whether actual or perceived) is attributable to the Group’s products, such a breach could cause contractual disputes and negatively affect the market perception of the effectiveness of the Group’s products and reputation. Alleviating any of these problems could require significant expenditures of capital and diversion of resources from development efforts, result in the Group losing existing or potential customers and/or result in the Group being subject to legal action by customers or government authorities, any of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s business and products are dependent on the availability, integrity and security of its IT systems.

The Group’s IT systems and related software applications are integral to its business and the Group relies on controls and systems to ensure data integrity of critical business information and the proper operation of the Group’s systems and networks. Lack of data integrity could create inaccuracies and hinder the Group’s ability to analyze its business and make informed business decisions. Despite network security, disaster recovery and systems management measures in place, the Group may encounter unexpected general systems outages or failures that may affect its ability to conduct research and development, provide maintenance and support of its products, manage the Group’s contractual arrangements, accurately and efficiently maintain the Group’s books and records, record its transactions, provide critical information to its management and prepare its financial statements. Additionally, any unexpected systems outages or failures may require additional personnel and financial resources, disrupt the Group’s business or cause delays in the reporting of its financial results.

The Group may also be required to modify, enhance, upgrade or implement new systems, procedures and controls to reflect changes in its business or technological advancements, which could cause it to incur additional costs and require additional management attention, placing burdens on the Group’s internal resources. The Group also outsources certain of its IT-related functions to third parties that are responsible for maintaining their own network security, disaster recovery and systems management procedures. Any of the above factors could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Failure to adequately protect personal information could have a material adverse effect on the Group’s business.

The Group and its customers rely on a number of its products (such as email and communications and identity management solutions) to store and access personal information and data, and a wide variety of local, state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of such information and data. These data protection and privacy-related laws and regulations are becoming increasingly restrictive and complex and may result in greater regulatory oversight and increased levels of enforcement and sanctions. For example, the European Union’s General Data Protection Regulation will come into force on May 25, 2018 and will be a major reform of the EU legal framework on the protection of personal data. This increasingly restrictive and complex legal framework has resulted in a greater compliance burden for businesses with customers in Europe, such as the Group’s, and could further increase compliance costs for the Group going forward. The Group’s failure to comply with this or other applicable laws and regulations, or to protect such personal information and data, could result in significant litigation or enforcement action against the Group, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to the Group’s reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

As personal privacy and data protection become increasingly sensitive issues for regulators and customers, the Group may also become exposed to potential liabilities as a result of differing views between regulators or courts on the protections that should apply to personal data. These and other privacy and security developments are difficult to anticipate and could materially adversely affect the business, financial condition, results of operation and prospects of the Group.

The Group is dependent upon the effectiveness of its sales force and distribution channels to maintain and grow license, maintenance and consultancy sales.

The Group is dependent on the success of its sales force, and its failure to develop the skill sets of its sales personnel may lead to poor sales performance. Furthermore, weak organizational alignment and inadequate incentivization may lead to poor performance among employees of the Group. From time to time, the Group may make changes to the organizational structure and compensation plans of the Group’s sales organizations, each of which may increase the risk of sales personnel turnover. To the extent that the Group experiences significant turnover within its direct sales force or sales management, there is a risk that the productivity of the sales force would be negatively impacted which could lead to revenue declines. In addition, it can take time to implement new sales management plans and to effectively recruit and train new sales personnel.

In addition to its sales force, the Group uses a variety of other distribution channels to sell its products, subscriptions and services, and the Group’s product marketing programs and strategies to exploit channel opportunities may not be effective and may reduce the prospects for additional revenue streams going forward for the Group. Whilst it is expected that a significant proportion of the Group’s sales will be derived from direct sales channels, the Group will continue to depend on indirect channel distributors such as packaged application providers, OEMs, systems integrators and resellers.

Systems integrators, OEMs and packaged application providers develop their respective customer bases and incorporate the software technology of the Group into the software and services such distributors offer to their respective customers. The Group’s business, financial condition, results of operation and prospects could be materially adversely affected if systems integrators, OEMs or packaged application providers:

•	renegotiate existing contractual arrangements;
•	use a competitor’s technology;
•	are unable to attract additional customers, maintain existing customer relationships or effectively market the solutions of the Group;
•	engage in inappropriate practices without the knowledge of the Group which could result in penalties and/or reputational damage to the Group;

•	are unable to deliver the same quality or standard of services that the Group provides to its direct customers, which may require the Group to engage with its customers directly (and incur additional costs to the Group) to protect the Group’s product and services standards and reputation;
•	are in conflict with the activities of the Group’s direct sales and marketing activities;
•	experience financial difficulties that may impact their ability to market the Group’s products and may lead to delays, or even default, in their payment obligations to the Group; and/or
•	fail to provide accurate and timely reporting of the Group’s channel sales.

In addition, the Group will rely on third parties to sell, distribute and support its software products in territories where the Group does not have a physical presence. If the sales and marketing strategy for the Group were to change in the future, the Group may need to make further investment in sales staff in certain geographic areas. Should any direct or indirect sales channel suffer from a decreased level of effectiveness, the ability of the Group to reach customers and thereby sell its products may be impaired, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group must maintain high customer satisfaction levels in order to retain and grow its customer base.

The Group’s ability to maintain customer satisfaction depends in part on the quality of its professional service organization and technical and other support services, including the quality of the support provided on its behalf by certain partners. Once products are deployed within the IT environments of the Group’s customers, these customers depend on the Group’s ongoing technical and other support services, as well as the support of the Group’s channel partners, to resolve any issues relating to the implementation and maintenance of the Group’s products. If the Group or its channel partners do not effectively assist its customers in deploying its products, succeed in helping its customers quickly resolve post-deployment issues, or provide effective ongoing support, the Group may be unable to sell additional products to existing customers and its reputation with potential customers could be damaged. As a result, the failure by the Group to maintain high-quality customer support could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s business and reputation may be harmed by errors or defects in its products.

Software produced by the Group may contain undetected errors or defects when first introduced or as upgrades or newer versions are released. The Group may lose revenue as a result of product defects or errors and suffer damage to its reputation. As a result, the Group may incur significant product development, support and warranty costs and be subject to product liability claims. A product defect or error could also divert the attention of software development and product management personnel and cause significant customer relationship problems or loss of customers, including loss of maintenance service contracts, any or all of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s maintenance revenue could decline.

Maintenance revenue is an important source of recurring revenue for the Group and the Group invests significant resources to provide maintenance and support services to its customers. Maintenance revenue generally increases when customers enter into new license and maintenance agreements or license the Group’s products for additional processing capacity. However, increased price competition with respect to enterprise license agreements may result in the discounting of maintenance fees for higher levels of supplemental processing capacity. In addition, customers are typically entitled to reduced annual maintenance fees for entering into long-term maintenance contracts. Declines in the Group’s license bookings, increases in the proportion of long-term maintenance contracts and/or increased discounting with respect to enterprise licenses could lead to declines in the Group’s maintenance revenue growth rates. Furthermore, should customers migrate from systems and applications which the Group’s products support, use alternatives to the Group’s products, including maintenance-free solutions such as on demand, or become dissatisfied with the Group’s maintenance services, increased cancellations could lead to declines in the maintenance revenue of the Group. As maintenance revenue is a significant contributor to the Group’s total revenue, any such decline could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s reputation and business may be negatively impacted by decisions to discontinue or restrict development expenditure on certain products.

The Group may, for the purposes of product portfolio rationalization and optimization, discontinue particular products. The business of the Group could be adversely affected by negative customer reaction if the Group fails to communicate clearly the possible impacts this may have on its partners, customers and other interested parties. Customers of discontinued products could elect to migrate to other products, including those of the Group’s competitors, sooner than they may otherwise have done. Furthermore, limiting new development expenditure with respect to certain “de-emphasized” products may cause them to become obsolete prematurely, limiting the potential for new license sales associated with these products. If the Group fails to promote and maintain the reputation of its brands, incurs excessive costs in doing so or experiences negative customer reaction with respect to discontinued or de-emphasized products, it may have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic conditions in the markets in which the Group operates.

The Group’s business and financial performance depend significantly on global economic conditions and the demand for software and related services in the markets in which it competes. The growth and development of these markets depends on numerous factors, many of which are beyond the Group’s control, and the exact effect of which cannot accurately be predicted. Such factors include changes in general economic conditions, political developments (including elections in the jurisdictions in which the Group operates), government regulation and taxation, any of which could result in decreased demand and increased price competition for the Group’s products and could cause the Group’s expenses to vary materially from its expectations.

Furthermore, any financial turmoil affecting the banking system and financial markets or any significant financial services institution failures could negatively impact the Group’s operations, as the financial condition of such institutions may deteriorate rapidly and without notice in times of market volatility and disruption. In addition, poor financial performance of asset markets combined with lower interest rates and the adverse effects of fluctuating currency exchange rates could lead to higher pension and post-retirement benefit expenses for the Group, and its interest and other expenses could also vary materially from expectations.

As a result, any deterioration in the political, financial or general economic conditions in the markets in which the Group operates could have a material adverse effect on the business, financial conditions, results of operation and prospects of the Group.

The Group sells and distributes its software products globally and is subject to associated risks and uncertainties.

The Group sells and distributes its software products and services, directly or indirectly, around the world. As a result, the business of the Group is and, following Closing, will be increasingly subject to various risks inherent in international operations, including risks associated with the following:

•	ongoing instability or changes in a country’s or region’s economic or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts;
•	difficulties in collecting accounts receivable from, or longer collection cycles or financial instability among, customers;
•	trade regulations and procedures and actions affecting production, pricing and marketing of products, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors;
•	local labor conditions and regulations, including local labor issues faced by specific suppliers and OEMs;
•	managing a geographically dispersed workforce;
•	difficulties associated with working with disparate cultures across geographies;
•	changes in the international, national or local regulatory and legal environments;
•	differing technology standards or customer requirements;

•	import, export or other business licensing requirements or requirements relating to making foreign direct investments; and
•	difficulties associated with repatriating earnings in a tax-efficient manner, and changes in tax laws.

Any of the foregoing factors could materially and adversely affect the business, financial condition, results of operation and prospects of the Group.

The Group is exposed to fluctuations in foreign currency exchange rates.

The Group is exposed to foreign currency rate fluctuations, as it operates in various countries and, following Closing, will operate in a greater number of countries. The Group has significant businesses in the United Kingdom, Europe, Canada and Japan, among other countries, which generate turnover and have associated operating costs in currencies other than its reporting currency, the U.S. dollar. The Group is exposed to currency transaction risks when its subsidiaries enter into transactions using a currency other than their functional currency. This can result in gains or losses with respect to movements in foreign exchange rates and may be material. The Group may enter into financial transactions to hedge a portion of these currency exposures. However, hedging transactions may not be available at a reasonable cost or may prove ineffective in reducing these exposures. Any losses incurred in connection with any hedging transactions could adversely affect the operating results of the Group. In addition, fluctuations in the exchange rate between the pound sterling, euro, Japanese yen, Chinese renminbi, Canadian dollar, Australian dollar, Indian rupee and other currencies in which the Group transacts and, following Closing, will transact relative to the U.S. dollar may cause fluctuations in reported financial results that may not necessarily relate to the business, financial condition, results of operation or prospects of the Group.

The Group’s contracts with government clients subject it to risks, including litigation, early termination, renegotiation, audits, investigations, sanctions and penalties.

Some of the Group’s revenue is associated with multi-year contracts signed with federal, state, provincial and local government customers. These contracts are generally subject to annual fiscal funding approval or may be renegotiated or terminated at the discretion of the government, any of which could adversely affect the sales and revenue of the Group. Additionally, the Group’s government contracts are generally subject to audits and investigations, which could result in various civil and criminal actions and penalties or administrative sanctions, including the termination of contracts, refunding of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the relevant government, any of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group may face operational risks that may not be covered by insurance policies.

The Group maintains insurance policies to cover a variety of operational risks. However, such insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. If a significant claim or number of claims is made on any of the Group’s insurance policies, the Group may be subject to significant increases in premiums or even find it difficult, prohibitively expensive or impossible to obtain sufficient levels of insurance coverage thereafter. If the Group’s insurance coverage is not sufficient for any reason, the Group could incur significant out-of-pocket expenses, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability.

In the ordinary course of business, the Group may be involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures in a variety of jurisdictions, the outcomes of which will determine its rights and obligations under insurance and other contractual agreements or under tort law or other legal obligations. From time to time, the Group may institute, or be named as a defendant in, legal proceedings, and may be a claimant or respondent in arbitration proceedings or involved in investigations and regulatory proceedings, some of which could result in adverse judgments, settlements, fines and other outcomes. The Group could also be subject to litigation risks arising from potential employee misconduct, including non-compliance with internal policies and procedures. The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability in order to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when it believes it has valid defenses to liability. The Group may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations in which it does not believe that it is legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of reserves set aside to cover such risks. Any significant litigation or substantial legal liability could cause the Group significant reputational harm and have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

In addition, while the Group will seek to ensure where possible that the governing law clause of each contract to which a Group member is a party is explicitly and validly set out in the terms of the contract, and identifies a jurisdiction that is acceptable to and appropriate in respect of the Group, it is possible that this legal framework may be deemed invalid or inappropriate by courts in the relevant jurisdiction.

The Group may also be exposed to liability as a result of ongoing litigation involving HPE Software following Closing. For example, HPE Software may be subject to monetary liability or injunctions against selling certain of its products and services as a result of ongoing IP-related litigation involving HPE. Following Closing, there can be no assurance that either the Group or HPE will be successful in defending such claims or that the amount of the Group’s liability will not be significantly higher than anticipated, any of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s strategy may involve the making of further acquisitions to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could have a material adverse effect on the Group’s business.

It is possible that acquisition, divestiture and other transaction opportunities may arise which Micro Focus decides to pursue, and that such transactions may continue to form part of the Group’s strategy. Should further acquisitions be made, the Group may have difficulty incorporating the acquired technologies or products into its existing product lines and integrating the operations, facilities, personnel and commission plans of the acquired business and may therefore not realize the anticipated benefits of such acquisitions. Such transactions may also place additional strain on the Group’s senior management team, as well as the Group’s financial and other resources. Difficulties in effectively managing these transactions could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

In addition, the Group may not be able to identify suitable acquisition opportunities or obtain acceptable financing to consummate such acquisitions, in a timely manner or at all. The Group also competes for acquisitions with other potential acquirers, some of which may have greater financial or operational resources than the Group has. This competition may intensify due to the ongoing consolidation in the software industry, which may increase the Group’s acquisition costs. If the Group is not able to identify or consummate these transaction opportunities, it could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group has entered into various acquisitions and dispositions over recent years and may be subject to or have the benefit of certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights.

The Group has entered into various acquisitions and dispositions over recent years and may be subject to or have the benefit of certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights including change of control provisions which may be triggered by the Transactions. The Group may become subject to or may take legal proceedings if for any reason any such representations, warranties, indemnities, covenants or other liabilities, obligations or rights become enforceable against or by the Group. Any such litigation may be time consuming and expensive and there may be no certainty as to the outcome of any such legal proceedings once initiated. The Group may not have insurance cover for these types of claims or such insurance may not be adequate. Any such litigation may also divert the attention and time of the management of the Group and may materially adversely affect the business, financial condition, results of operation and prospects of the Group.

The Group will be subject to the laws and regulations of a greater number of jurisdictions covering a wide variety of areas affecting international transactions.

Following Closing, the Group will be subject to the laws and regulations of a greater number of jurisdictions covering a wide variety of areas affecting international transactions, including export controls, anti-corruption legislation and data protection requirements. The Group may be required to devote more time and resources than it had previously devoted to ensure compliance with all such laws, rules and regulations to which it is subject. In addition, the Group will be subject to changes in any such laws, rules and regulations, including the interpretation or enforcement of existing laws and regulations, in the additional jurisdictions in which the Group will operate and the cost of compliance with such changes, any of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Following Closing, the Group is likely to be deemed to operate under foreign ownership, control or influence, and if so, to participate in and perform under U.S. classified contracts the Group will need to become a party to a mitigation agreement with the U.S. Department of Defense and will be subject to the requirements of the National Industrial Security Program Operating Manual, which will impose significant compliance obligations upon the Group. The Group’s failure to comply with these obligations could result in it not being able to continue participating in and performing under U.S. classified contracts.

If a company’s ownership structure presents the potential for foreign ownership, control, or influence (“FOCI”), then the U.S. Department of Defense, pursuant to the National Industrial Security Program Operating Manual (“NISPOM”), may require certain protective measures to mitigate the FOCI in order for the company and its subsidiaries to maintain clearances to access classified U.S. government information or facilities.

Because a significant percentage of the Group’s voting equity following Closing is expected to be owned by non-U.S. persons, the Group is likely to be determined to be under FOCI, and will likely be required to operate pursuant to a mitigation agreement in order for its subsidiaries to be able to maintain the requisite security clearances to access classified information or facilities and perform under classified contracts. The mitigation agreement may place certain security-related restrictions on the Group, including restrictions on the composition of the Micro Focus Board, the separation of certain employees and operations, as well as restrictions on access to and control by Micro Focus of the flow of certain information and facilities. The provisions contained in the mitigation agreement may limit certain projected benefits to be realized from the Merger by placing additional costs or restrictions on the Group’s operations.

HPE Software currently derives a portion of its revenue from classified contracts. If the Group is unable to enter into a mitigation agreement or were to violate the terms and requirements of any such mitigation agreement, the NISPOM, or any other applicable U.S. government industrial security regulations, the Group may not be able to continue to perform any of its classified contracts in effect at that time or enter into new classified contracts, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Exposure to political developments in the United Kingdom, including the process and terms of the U.K.’s withdrawal from the EU following the result of the June 2016 referendum and subsequent triggering of Article 50, could have a material adverse effect on the Group.

On June 23, 2016, a referendum was held on the U.K.’s membership in the EU, the outcome of which was a vote in favor of leaving the EU. On March 29, 2017, the U.K. government notified the EU that it was triggering the formal process for leaving the EU under Article 50 of the Treaty of the European Union, which allows a Member State to decide to withdraw from the EU in accordance with its own constitutional requirements. The triggering of Article 50 commenced a two year negotiating period for the U.K. to agree the terms of its exit from the EU, although this period can be extended with the unanimous agreement of the European Council. Without any such extension or agreement on the terms of the U.K.’s withdrawal from the EU, the U.K.’s membership in the EU would end automatically upon the expiration of the two year period.

The result of the referendum and the triggering of Article 50 mean that the long term nature of the U.K.’s relationship with the EU is unclear, which may create an uncertain political and economic environment in the U.K. and other EU Member States that could potentially last for a number of months or years. There is also considerable uncertainty as to whether the terms of the U.K.’s withdrawal from the EU will be agreed upon within the two year negotiating period and, if an extension of the negotiating period is not agreed, the U.K. may be forced to exit the EU without mutually acceptable terms having been agreed. The terms of any such exit, and the accompanying political and economic uncertainty surrounding the U.K.’s withdrawal from the EU, could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Future changes to U.S. and non-U.S. tax laws could adversely affect the Group.

The U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions in which Micro Focus and its affiliates will conduct business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting” (“BEPS”), including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The Organization of Economic Co-operation and Development in particular is contemplating changes to numerous long-standing international tax principles through its so-called BEPS project, which is focused on a number of issues including sharing of profits between affiliated entities in different tax jurisdictions. As a result of BEPS and other similar initiatives, the tax laws in the United States, the U.K. and other countries in which Micro Focus and its affiliates will do business could change on a prospective or retroactive basis, and any such changes could have a material adverse effect on the business, results of operation, financial condition and prospects of the Group.

Members of the Group may not qualify for benefits under the tax treaties entered into between the U.K. and other countries.

The Group intends to operate in a manner such that the relevant members of the Group are eligible for benefits under the tax treaties entered into between the U.K. and other countries, particularly the United States. However, the ability of such members to qualify for such benefits will depend upon whether they are treated as U.K. tax residents and upon the requirements contained in each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding the Group’s operations and management, and on the relevant interpretation of the tax authorities and courts.

The failure by the relevant members of the Group to qualify for benefits under the tax treaties entered into between the U.K. and other countries could result in adverse tax consequences to Micro Focus and its subsidiaries, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

The Group will be subject to tax laws and regulations in the U.K., the United States and the numerous other jurisdictions in which the Group operates. These laws and regulations are inherently complex and the Group will be obliged to make judgments and interpretations about the application of these laws and regulations to Micro Focus and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, the ultimate outcome of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Risks Relating to the Transactions

Integration of HPE Software with the existing businesses carried on by the Micro Focus Group may be more time consuming and costly than anticipated.

The Micro Focus Group and HPE Software currently operate and, until Closing, will continue to operate as two separate businesses. The Merger will require the integration of the businesses, and the success of the Group will depend, in part, on the effectiveness of the integration process.

The key potential difficulties of combining the businesses following Closing include the following:

•	developing, operating and integrating a large number of different technology platforms and systems, in particular integrating the IT platforms of both businesses;
•	coordinating and consolidating services and operations, particularly across different service areas, regulatory systems and business cultures;

•	consolidating infrastructure, procedures, systems, facilities, accounting functions, compensation structures and other policies;
•	integrating the management teams and retaining and incentivizing key employees;
•	coordinating communications with and/or the provision of services by the Group to customers of both the Micro Focus Group and HPE Software; and
•	disruption to the businesses of each of the Micro Focus Group and HPE Software.

There may also be additional challenges to the combination of the businesses which will not be known until after Closing and any delays or difficulties encountered in connection with the integration of the businesses could result in an interruption to the Group’s operations and/or reputational damage to the Group. In addition, the management teams of both businesses will be required to devote significant attention and resources to integrating their respective business practices and operations. There is a risk that the challenges associated with managing the integration of the Micro Focus Group’s and HPE Software’s respective businesses may result in management distraction and that, consequently, the underlying businesses may not perform in line with expectations. Any such difficulties or delays encountered in connection with the integration of the business could as a result have an adverse effect on the business, financial condition, results of operation and prospects of the Group.

Closing is subject to a number of conditions which may not be satisfied or waived.

Closing is subject to the satisfaction (or waiver, where applicable) of a number of conditions, some of which are outside of the parties’ control, and which are further described in the section entitled “The Merger Agreement—Conditions to the Merger.” There is no guarantee that these conditions will be satisfied (or waived, if applicable) in a timely manner or at all, in which case Closing may be delayed or may not occur and the benefits expected to result from the Merger may not be achieved. Failure to complete, or a delay in completing, the Merger for whatever reason could have a significant impact on the Group’s reputation and business strategy, as considerable resources have been devoted to effect the Merger including substantial expenses and management’s time and attention. Therefore the aggregate consequences of a failure to complete or a material delay in completing the Merger could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Micro Focus may be obliged to pay a termination payment if the Merger Agreement is terminated under certain circumstances.

Micro Focus has agreed to pay HPE a termination payment equal to approximately $60 million in cash under certain circumstances, including among other circumstances (as set out in more detail in the section entitled “The Merger—Termination Payment and Expenses Payable in Certain Circumstances”) if (a) a competing proposal has been publicly announced or communicated to the Micro Focus Board and not withdrawn at least five business days prior to the termination of the Merger Agreement, and such competing proposal, or a different competing proposal, is consummated (or a definitive agreement entered into with respect thereto) within 12 months following the Merger Agreement being terminated in specified circumstances; or (b) the Merger Agreement is terminated as a result of, among other things, Micro Focus breaching in any material respect the specified undertakings in the Merger Agreement prohibiting it and its representatives from soliciting competing proposals.

If Micro Focus is obliged to pay the termination payment under any of the circumstances described above, it could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Costs and expenses related to the Transactions could exceed amounts currently estimated.

The Group expects to incur a number of costs in relation to the Transactions, including integration and post-Closing costs, which could exceed the amounts currently estimated. There may also be further additional and unforeseen expenses incurred in connection with the Transactions either due to delays or otherwise. Whilst the Micro Focus Board believes that the costs related to the Transactions will be offset by the realization of the benefits of the Merger, there can be no guarantee that the benefits of the Merger that are realized will offset such costs, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group will not be able to recover damages from HPE for any losses suffered as a result of a breach of warranty by HPE under the Merger Agreement following Closing.

The Merger Agreement contains customary representations and warranties by HPE made for the benefit of Micro Focus, Merger Sub and Holdings given as of the date of the signing of the Merger Agreement and repeated as of the date of Closing (unless such representation and warranty is made as of a particular date), subject to specified materiality qualifications. Prior to Closing, Micro Focus’ only remedy for any breach (or breaches) of such representations and warranties by HPE will be to terminate the Merger Agreement but only to the extent such breach or breaches would cause a failure of a condition to Closing set forth in the Merger Agreement, subject to a specified cure period. However following Closing, there will be no recourse for any breaches of the representations and warranties, and so the Group will not have contractual recourse against, or otherwise be able to recover from, HPE or any other party, in respect of any losses which it may suffer in respect of a breach of such representations and warranties in the Merger Agreement regardless of whether or not such breach is material or significant. As a result, any such losses following Closing resulting from the breach of any such representation and warranty could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

There can be no guarantee that the Micro Focus Return of Value will be executed as planned or at all.

Shortly prior to Closing, Micro Focus intends to implement the Micro Focus Return of Value to existing Micro Focus Shareholders up to an aggregate principal amount in pounds sterling equivalent of $500 million in cash, as set out in more detail in the section entitled “The Transactions—Micro Focus Return of Value.”

If the Micro Focus Return of Value is not implemented, the Micro Focus Board may have to consider alternative ways to deliver value to the Micro Focus Shareholders, which may not be possible on commercially similar terms or at all.

The development of IT systems for HPE Software and the integration of the Group’s existing IT systems with HPE Software’s IT systems could be subject to delays or difficulties.

The success of the Merger and the Group will depend, in part, on the successful development of IT systems for HPE Software and the integration with the Group’s existing IT systems. Under the Separation and Distribution Agreement, HPE is obliged to use its commercially reasonable efforts to develop and deliver certain IT systems to HPE Software by the date of the Distribution. HPE may be unable to develop and deliver, or could be delayed in delivering, functional standalone IT systems, in which case HPE Software will remain reliant on HPE’s existing IT systems under the Transition Services Agreement for a period of time following Closing. The failure to develop, or delay in developing, functional IT systems could delay or complicate the integration of the Group’s existing IT systems with HPE Software’s IT systems.

Moreover, the integration of the Group’s existing IT systems with HPE Software’s IT systems through a shared infrastructure will be a complex and time consuming process that will require the dedication of significant management time and resources, with the Group expecting to incur approximately $150 million of cash costs to complete the IT systems integration. The Group may encounter significant difficulties in integrating these systems and, as a result, be required to re-develop and replace HPE Software’s IT systems with standalone IT systems in order for them to be compatible with the Group’s existing infrastructure at significant cost to the Group.

Any delays or difficulties encountered in developing HPE Software’s standalone IT systems and integrating the Group’s existing infrastructure with these systems, for whatever reason, could adversely affect the co-ordination and consolidation of the Group’s operations, reporting systems and accounting functions, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group may fail to realize the anticipated benefits of the Merger.

The success of the Group will depend, in part, on its ability to realize the anticipated benefits and operational efficiencies from combining the businesses of the Micro Focus Group and HPE Software. These anticipated benefits include, among other things, convergence of businesses operating in adjacent and complementary product areas in order to better serve customers as a global provider of infrastructure software and the improvement of the profitability of HPE Software through the application of Micro Focus’ operating model. If the anticipated benefits are not realized, the purposes and rationale for the Merger will not be fully achieved, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

HPE Software may not perform in line with expectations prior to or following Closing.

The anticipated benefits and operational efficiencies to be created by the Merger are based on assumptions regarding, among other things, the financial and operational performance of HPE Software, including in the period prior to Closing, when the financial and operational performance of HPE Software is outside the control of Micro Focus. Until Closing, it is possible that an adverse event, or events, could affect the financial or operational performance of HPE Software. In such an event, the value of HPE Software may be less than the consideration paid by Micro Focus and, accordingly, the net assets of the Group could be reduced. This could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Integration and implementation of the business strategies of the Micro Focus Group and HPE Software could fail or not achieve the objectives of the Group.

Following Closing, the implementation and co-ordination of the Micro Focus Group’s and HPE Software’s business strategies will be complex, time-consuming and expensive. The ability of the Group to integrate and implement such strategies depends on a variety of factors, including development of demand for its services and the ability to recruit and retain skilled employees, in particular retention of skilled employees of HPE Software, following Closing. Implementation of the Group’s business strategies could fail to be achieved quickly enough or fail to achieve the anticipated growth, efficiency, cost savings, return or customer service improvements, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Merger may result in a loss of customers for the Group.

As a result of the Merger (including as a result of its public announcement and during the pendency of the Merger), some of the Micro Focus Group’s or HPE Software’s customers or strategic partners may seek to terminate or reduce their business relationships with the Group due to, for example, the interruption of operations that may result from the integration of the businesses or customers not wanting to increase the proportion of services sourced from a single company. Furthermore, potential customers of the Micro Focus Group or HPE Software may delay entering into, or decide not to enter into, a business relationship with the Micro Focus Group or HPE Software until Closing on account of any perceived uncertainty in connection with the Merger. If the Micro Focus Group’s or HPE Software’s relationships with their current or potential future customers or strategic partners are negatively impacted by the Merger, this could result in a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Third parties may terminate or seek to modify existing contracts with HPE Software as a result of the Merger.

As part of the Separation, members of the Seattle Group will become counterparties by assignment to a number of contracts of the HPE Group or its subsidiaries with third party suppliers, distributors, clients, customers, licensors, licensees, lessees, lessors, lenders, insurers, landlords, other business partners and other counterparties. Some of these contracts require the counterparty’s consent to assignment. If these consents cannot be obtained, or if a number of these consents remain outstanding following the Separation, HPE Software may be unable to obtain some of the benefits, assets and/or contractual commitments that are intended to be allocated to it as part of the Separation.

In addition, some of the contracts to be assigned to the Seattle Group following the Separation contain “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract as a result of the Merger, or may otherwise enable the counterparty to seek to modify the terms of the existing contract. There can be no assurance that the Group will be able to contract on the same terms as HPE did prior to Closing. If a large number of third party consents cannot be obtained, or the terms of such contracts are modified in a manner that is adverse to the Group, there may be a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group could incur operational difficulties or losses if HPE were unable to perform under the agreements entered into as part of the Separation.

In connection with the Separation, Seattle will, prior to Closing, enter into several agreements with HPE or its subsidiaries, including among others, the Transition Services Agreement, which in general provide for the performance of certain services or obligations by each of HPE and Seattle for the benefit of each other for a transitional period following the Separation. If either party is unable to satisfy its obligations under such agreements in a timely manner or at all, including for the provision of a standalone IT platform by HPE for the Seattle Group and obtaining third party consent, where necessary, for the transfer of certain assets to Seattle, or if the transitional agreements fail to provide for or cover certain essential services needed by Seattle during the transitional period, there is limited recourse for Micro Focus and Seattle could incur operational difficulties or losses or face liability that could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group may be negatively affected if HPE Software is unable to obtain the same types and level of benefits, services and resources that historically have been provided by HPE, or may be unable to obtain them at the same cost.

HPE Software has historically received benefits and services from HPE. Following Closing, HPE Software will no longer benefit from HPE’s services or business relationships to the extent not otherwise addressed in the Separation and Distribution Agreement, Transition Services Agreement or other Transaction Documents. While HPE has agreed to provide certain transitional services to HPE Software, it cannot be assured that the Group will be able to adequately replace or provide resources formerly provided to HPE Software by HPE, or replace them at the same or lower cost. If the Group is not able to replace the services provided by HPE or is unable to replace them without incurring significant additional costs or is delayed in replacing the services provided by HPE or if the potential customers or other partners of HPE Software do not view the Group’s business relationships as equivalent to HPE’s, it could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group will have an ongoing relationship with HPE following Closing and, as a result, the future state or actions of HPE or any successor of HPE could adversely affect the Group.

Certain agreements related to the Separation and Merger provide for ongoing services by HPE to the Group. Changes in the strategic direction of HPE, or any successor of HPE, could, over time, impact the positioning and offerings of HPE’s brands and programs, including those being made available to the Group. Any such changes impacting the services being provided by HPE, could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group is exposed to funding risks in relation to its pension schemes.

As part of the Separation, the Seattle Group will assume or retain obligations to pay contributions to, and fund the pension benefits of, personnel who are allocated to the Seattle Group globally pursuant to the Separation, in relation to service by such personnel both before and after the Separation. However, this will not apply for personnel in certain jurisdictions, who will instead be either (a) provided with pension benefits under HPE’s existing pension arrangements until Closing and the Group’s pension arrangements following Closing, or (b) moved from defined benefit plans into defined contribution plans established within the Seattle Group prior to Closing, in which case liabilities in respect of defined benefit accrual prior to the transition to defined contribution plans will not be assumed by the Seattle Group. Following Closing, the Group will be exposed to liabilities for these contributions and pension benefits.

The Group will have obligations to pay contributions to defined contribution schemes and insured or similar arrangements in various jurisdictions that were created, assumed or retained by the Seattle Group as part of the Separation or by the Group with effect from Closing pursuant to the Separation and Merger, which will require contributions to be made to separately administered funds.

The Group will also have obligations to fund defined benefit pension schemes in various jurisdictions that (i) were created, assumed or retained by the Seattle Group as part of the Separation or by the Group with effect from Closing pursuant to the Separation and Merger, or (ii) in which HPE Software staff participated prior to Closing. As of January 31, 2017, HPE Software staff participated in 31 relevant defined benefit arrangements worldwide for which obligations will transfer to the Group and of which 30 were open to further accrual of benefits at varying levels. The combined deficit relating to the relevant defined benefit liabilities to transfer was estimated to be approximately $74.2 million on a U.S. GAAP accounting basis as of January 31, 2017. The Separation and Distribution Agreement provides that, as of Closing, HPE will cause the Seattle Group to have immediately available cash with respect to HPE Software’s defined benefits plan liabilities to be assumed by Seattle (or will have pre-funded such liabilities in whole or in part prior to Closing) in an aggregate amount agreed by the parties.

The actual pension obligations of the Group may vary depending on the final allocation of employees to the Seattle Group and local legal or collective bargaining or employee consultation outcomes in connection with the Separation and Merger, as well as the nature of the pension arrangements established for the employees within the Seattle Group legal structure prior to Closing or within the Group from Closing.

Defined benefit pension schemes are subject to risks in relation to their liabilities and required funding levels as a result of changes in life expectancy, inflation and future salary increases, volatility regarding the value of investments and the returns derived from such investments, and applicable local legal and regulatory regimes. A significant funding requirement in respect of future years could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Distribution could result in significant tax liabilities to HPE and the HPE Stockholders, and, under the Tax Matters Agreement, the Group may in certain circumstances be obligated to indemnify HPE for any tax liabilities relating to the Separation, which could be material.

The consummation of the Transactions is conditioned upon the receipt by HPE of the HPE Tax Opinion, substantially to the effect that, among other things, for U.S. federal income tax purposes, the Distribution, taken together with the Contribution, should qualify as a “reorganization” under Sections 368(a)(1)(D), 361 and 355 of the Code. HPE also intends to seek a ruling from the IRS regarding certain issues relevant to the qualification of the Distribution and certain other aspects of the Separation for tax-free treatment for U.S. federal income tax purposes. The receipt of any such ruling is not a condition to HPE’s and Seattle’s obligation to consummate the Transactions, and there can be no assurance that any or all of such requested rulings will be received.

Although the IRS Ruling, if received, will generally be binding on the IRS, the continuing validity of the IRS Ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. In addition, as part of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the IRS will not rule on the overall qualification of the Distribution for tax-free treatment, but instead only on certain significant issues related thereto.

The HPE Tax Opinion will be based on current law and will rely upon various factual representations and assumptions, as well as certain undertakings made by HPE, Seattle and Micro Focus. If any of those representations or assumptions is untrue or incomplete or any of those undertakings is not complied with, or if the facts upon which the HPE Tax Opinion is based are different from the actual facts that exist at the time of the Distribution, the conclusions reached in the HPE Tax Opinion could be adversely affected and the Distribution and/or certain related transactions may not qualify for the intended tax treatment. Furthermore, unless the IRS Ruling is received and addresses such matters, certain conclusions in the HPE Tax Opinion will relate to matters for which there is no legal authority directly on point, and such conclusions will therefore necessarily be based upon analysis and interpretation of analogous authorities. An opinion of counsel is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will not challenge the conclusions set forth in the HPE Tax Opinion or that a court would not sustain such a challenge.

If the Distribution, taken together with the Contribution, were determined not to qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code, HPE would generally be subject to U.S. federal income tax as if it had sold the Seattle Shares for its fair market value in a taxable transaction, which could result in a material tax liability for HPE. In addition, the HPE Stockholders who receive Seattle Shares in the Distribution generally would be subject to U.S. federal income tax as if they had received a taxable distribution in an amount up to the fair market value of such common stock. In addition, HPE could be subject to material tax liability if certain transactions related to the Distribution were not to qualify for their intended tax treatment.

Even if the Distribution, taken together with the Contribution, otherwise qualifies under Section 355 of the Code, the Distribution would be taxable to HPE (but not to HPE Stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of HPE or

Seattle, directly or indirectly (including through acquisitions of Micro Focus’ stock after the completion of the Transactions), as part of a plan or series of related transactions that includes the Distribution. Current law generally creates a presumption that any direct or indirect acquisition of stock of HPE or Seattle within two years before or after the Distribution is part of a plan that includes the Distribution, although the parties may be able to rebut such presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the Merger will be treated as part of such a plan, the Merger, standing alone, should not cause Section 355(e) of the Code to apply to the Distribution because holders of Seattle Shares immediately before the Merger will hold more than 50% of the stock of Micro Focus (by vote and value) immediately after the Merger. However, if the IRS were to determine that other direct or indirect acquisitions of stock of HPE or Seattle, either before or after the Distribution, were part of a plan that includes the Distribution, such determination could cause Section 355(e) of the Code to apply to the Distribution, which could result in a material tax liability for HPE.

Under the Tax Matters Agreement, subject to certain limited exceptions, Seattle and Micro Focus will be required to indemnify HPE against any taxes resulting from any action (or failure to act) by Seattle or Micro Focus, any event involving the shares or assets of Seattle or Micro Focus or any breach of any representation, warranty or covenant made by Seattle in the Tax Matters Agreement that, in each case, would affect the intended tax treatment of the Distribution or certain related transactions. If Seattle and Micro Focus were required to indemnify HPE for taxes resulting from the Distribution or such related transactions, that indemnification obligation would likely be substantial and could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group. For a detailed description of the Tax Matters Agreement, see the section entitled “Other Agreements—Tax Matters Agreement.”

Seattle and Micro Focus will be subject to potentially significant restrictions under the Tax Matters Agreement that could limit the Group’s ability to undertake certain corporate actions (such as the issuance of Micro Focus Shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group.

To preserve the intended tax treatment of the Distribution and certain related transactions to HPE and/or HPE Stockholders, Micro Focus and Seattle will, during the two-year period following the date of the Distribution, be restricted under the Tax Matters Agreement from taking certain actions that could cause the Distribution or certain related transactions to fail to qualify for their intended tax treatment. Micro Focus and Seattle may only undertake such restricted actions if Micro Focus or Seattle obtains an unqualified opinion from its tax advisers and/or a ruling from the IRS, in each case, satisfactory to HPE, confirming that the restricted action or actions will not affect the tax-free treatment of the Distribution or certain related transactions. These restrictions may limit the Group’s ability to pursue certain strategic transactions or engage in other transactions, including share issuances, share repurchases, certain asset dispositions, mergers and consolidations during the restricted period. As a result, the Group might determine to forgo certain transactions that otherwise could be advantageous, which could have an adverse effect on the business, financial condition, results of operation and prospects of the Group. See the section entitled “Other Agreements-Tax Matters Agreement” for a detailed description of these restrictions.

Seattle Stockholders that are U.S Holders (as defined in the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger”) will be subject to U.S. federal income tax on any gain resulting from the Merger without the corresponding receipt of cash.

The consummation of the Transactions is conditioned upon the receipt by HPE of the HPE Tax Opinion, substantially to the effect that, among other things, for U.S. federal income tax purposes the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, pursuant to certain rules contained in Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, U.S. Holders will generally recognize gain, if any, but not loss, on the exchange of Seattle Shares for Micro Focus ADSs pursuant to the Merger. No cash will be distributed in the Distribution or paid in the Merger, except for cash distributed or paid to holders of Seattle Shares who would otherwise be entitled to fractional Micro Focus ADSs. As a result, U.S. Holders may be subject to tax liability with respect to the Merger without the corresponding receipt of cash. See the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger” for more information regarding the tax consequences of the Distribution and the Merger.

Micro Focus’ U.S. affiliates likely will be subject to certain adverse U.S. federal income tax rules as a result of the Transactions.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code (and certain related provisions) can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain tax attributes and subject such U.S. entities to certain other adverse U.S. federal income tax rules. These rules generally apply to Micro Focus and its U.S. affiliates if, following the Merger, (a) holders of Seattle Shares own (within the meaning of Section 7874 of the Code) 60% or more (by vote or value) of Micro Focus by reason of having held Seattle Shares (the “60% ownership test,” and such ownership percentage the “Section 7874 ownership percentage”) and (b) Micro Focus’ “expanded affiliated group” does not have “substantial business activities” in the United Kingdom when compared to the total business activities of such expanded affiliated group (the “substantial business activities test”). The Section 7874 ownership percentage of holders of Seattle Shares must be calculated in accordance with specific tax rules under the Code and Treasury Regulations, and will likely differ significantly from the calculation of the 50.1% of the Micro Focus Fully Diluted Shares to be owned by holders of Seattle Shares following Closing. In particular, under the Temporary Section 7874 Regulations, certain adjustments are required that generally have the effect of increasing, for purposes of determining the Section 7874 ownership percentage, the percentage of shares of a foreign acquiring corporation deemed owned by the former shareholders of an acquired U.S. corporation by reason of holding shares in such U.S. corporation. Certain of these adjustments are calculated based on a three-year look back period.

Based on the terms of the Merger, the rules for determining the Section 7874 ownership percentage referenced above and certain factual assumptions, it is expected that the 60% ownership test will be met. It also is expected that the substantial business activities test will not be met. Accordingly, it is expected that several adverse U.S. federal income tax rules could apply to the U.S. affiliates of Micro Focus (including both Seattle and its U.S. affiliates and U.S. affiliates historically owned by Micro Focus). In particular, Section 7874 of the Code could limit the ability of such U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset any taxable income or gain resulting from certain transactions, including any transfers or licenses of property to a foreign related person, during the 10-year period following the Merger. Additionally, the Temporary Regulations and certain temporary regulations issued under other provisions of the Code may limit Micro Focus’ ability to engage in certain restructuring transactions or access cash earned by certain of its non-U.S. affiliates, in each case, without incurring substantial U.S. tax liabilities, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The IRS may not agree that Micro Focus should be treated as a non-U.S. corporation for U.S. federal income tax purposes following the Merger.

Under current U.S. federal income tax law, a corporation is generally classified as U.S. or non-U.S. based on the jurisdiction of its organization or incorporation. Because Micro Focus is a company incorporated in England and Wales, Micro Focus would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. However, the IRS may assert that Micro Focus should be treated as a U.S. corporation (and therefore subject to U.S. federal income tax on its income regardless of source) pursuant to Section 7874 of the Code.

Under Section 7874 of the Code, if, following the Merger: (a) the Section 7874 ownership percentage (described above) is 80% or more (the “80% ownership test”) and (b) the substantial business activities test (described above) is not met, then Micro Focus would be treated as a U.S. corporation (and therefore subject to U.S. federal income tax on its income regardless of source) for U.S. federal income tax purposes.

Based on the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code referenced above and certain factual assumptions, holders of Seattle Shares are expected to own (within the meaning of Section 7874 of the Code) at least 60% but less than 80% (by both vote and value) of Micro Focus after the Merger by reason of holding Seattle Shares. Therefore, under current law, it is expected that Micro Focus should not be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

However, certain of the rules under Section 7874 of the Code are relatively new and complex and there is limited guidance regarding their application. Moreover, share ownership for purposes of computing the Section 7874 ownership percentage is subject to various complex adjustments which are uncertain in their application. In particular, under the Temporary Section 7874 Regulations, certain adjustments are required that generally have the effect of increasing, for purposes of determining the Section 7874 ownership percentage, the percentage of the shares of a foreign acquiring corporation deemed owned by the former shareholders of an acquired U.S. corporation by reason of having held shares in such U.S. corporation. Certain of these adjustments are based on a three-year look back period. In addition, certain of the relevant determinations must be made based on the facts at the time of Closing. As a result, the precise determination of the Section 7874 ownership percentage will be subject to factual and legal uncertainties. Therefore, there can be no assurance that the IRS will agree with the position that Micro Focus should be treated as a non-U.S. corporation for U.S. federal income tax purposes. If the IRS successfully challenged Micro Focus’ status as a non-U.S. corporation, significant adverse U.S. federal income tax consequences would result for Micro Focus and for certain of Micro Focus Shareholders.

If the 80% ownership test were met after the Merger and Micro Focus were accordingly treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, Micro Focus would be subject to substantial additional U.S. tax liability. Additionally, in such case, Micro Focus Shareholders that are not U.S. persons for U.S. federal income tax purposes would be subject to U.S. withholding tax on the gross amount of any dividends paid by Micro Focus to such Micro Focus Shareholders (subject to any exemption or reduced rate available under an applicable tax treaty). Regardless of the application of Section 7874 of the Code, Micro Focus is expected to be treated as a tax resident of England and Wales for U.K. income tax purposes. Consequently, if Micro Focus were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and U.K. taxes, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group’s ability to engage in certain transactions could be limited to prevent the treatment of Micro Focus as a U.S. corporation under Section 7874 of the Code.

Even if the 80% ownership test (described above) is not met as a result of the Merger, future transactions by the Group could cause the 80% ownership test to be met, causing Micro Focus to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. Therefore, the ability of the Group to engage in certain strategic transactions (including future acquisitions of U.S. businesses in exchange for Company shares) may be limited in order to avoid Micro Focus being treated as a U.S. corporation, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Changes to U.S. tax laws could result in Micro Focus being treated as a U.S. corporation for U.S. federal income tax purposes or in Seattle and its U.S. affiliates being subject to certain adverse U.S. federal income tax rules.

As discussed in the risk factor above “The IRS may not agree that Micro Focus should be treated as a non-US corporation for U.S. federal income tax purposes following the Merger,” under current law, Micro Focus is expected, following Closing, to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, changes to Section 7874 of the Code, or the U.S. Treasury regulations promulgated thereunder, could affect Micro Focus’ status as a non-U.S. corporation for U.S. federal income tax purposes, or could result in the application of certain adverse U.S. federal income tax rules to Micro Focus and its U.S. affiliates (including Seattle and its U.S. affiliates historically owned by Micro Focus). For example, recent legislative and other proposals have aimed to expand the scope of U.S. taxation of certain non-U.S. corporations, including in such a way as would cause Micro Focus to be treated as a U.S. corporation for U.S. federal income tax purposes if the management and control of Micro Focus were determined to be located primarily in the United States. In addition, recent legislative and other proposals have aimed to expand the scope of Section 7874 of the Code or otherwise to address certain perceived issues arising in connection with so-called inversion transactions. Any such proposals or similar proposals which could have prospective or retroactive application, could cause Micro Focus to be treated as a U.S. corporation for U.S. federal income tax purposes or subject Micro Focus and its U.S. affiliates to certain adverse U.S. federal income tax rules. In such case, the Group could be subject to substantially greater U.S. tax liability than currently contemplated, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Changes to the U.S. Model Income Tax Treaty, if adopted by applicable treaties, could adversely affect the Group.

On February 17, 2016, the U.S. Treasury released a newly revised U.S. model income tax convention (the “model”) which is the baseline document used by the U.S. Treasury to negotiate and re-negotiate tax treaties. The revisions made to the model treaty modify existing model treaty provisions and introduce entirely new model treaty provisions. Specifically, the new model treaty provisions target (a) permanent establishments subject to little or no foreign tax; (b) special tax regimes; (c) expatriated entities subject to Section 7874 of the Code; (d) the anti-treaty shopping measures of the limitation on benefits article; and (e) subsequent changes in treaty partners’ tax laws. For this purpose, the model provisions pertaining to expatriated entities fix the definition of “expatriated entity” to the meaning ascribed to such term under Section 7874(a)(2)(A) of the Code as of the date the relevant bilateral treaty is signed.

It is expected that the Merger will result in Seattle being an expatriated entity as defined in Section 7874 of the Code as of the date hereof (by reason of the satisfaction of the 60% ownership test, discussed above). Therefore, if applicable U.S. income tax treaties were subsequently amended to adopt the new model treaty provisions (and Section 7874 of the Code was not amended in a manner that would preclude Seattle from being an expatriated entity), payments of interest, dividends, royalties and certain other items of income by or to Seattle and/or its U.S. affiliates to or from certain non-US persons could be subject to such tax treaty provisions and become subject to full withholding tax. Accordingly, if applicable U.S. income tax treaties were amended to adopt the new model provisions, then Micro Focus and its affiliates could incur additional tax expense, which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

Legislative or other governmental action in the U.S. could adversely affect the Group’s business.

Legislative action may be taken by the U.S. Congress that, if ultimately enacted, could limit the availability of tax benefits or deductions that the Group currently expects to claim, override tax treaties upon which the Group is expected to rely or otherwise increase the taxes that the United States may impose on the Group’s worldwide operations. Such changes could materially adversely affect the Group’s effective tax rate and/or require the Group to take further action, at potentially significant expense, to seek to achieve its intended effective tax rate. In addition, if proposals were enacted that had the effect of limiting Micro Focus’ ability, as a company organized under the laws of England and Wales, to take advantage of the income tax treaty between the United Kingdom and the United States, the Group could incur additional tax expense that could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The tax rate that will apply to the Group is uncertain and may vary from expectations.

There can be no assurance that the Merger will improve Micro Focus’ ability to maintain any particular worldwide effective corporate tax rate. Micro Focus cannot give any assurance as to what the Group’s effective tax rate will be after the Merger because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which the Group and its affiliates will operate. The Group’s actual effective tax rate may vary from Seattle’s and Micro Focus’ expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse effect on the business, financial condition, results of operation and prospects of the Group.

The Group will need to ensure that its internal control over financial reporting complies with Section 404 of the Sarbanes-Oxley Act of 2002.

As part of its disclosure and reporting obligations in the United States, the Group will be required to furnish an annual report by its management on its internal control over financial reporting and include an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). The first report will be required to be produced as of October 31, 2019.

To achieve compliance with Section 404, the Group is engaged in a process to document and evaluate its internal controls over financial reporting. In this regard, the Group will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its internal control over financial reporting for the purposes of Section 404. This may include taking steps to improve control processes as appropriate, validating that controls are functioning as documented and implementing a continuous reporting and improvement process for internal control over financial reporting.

Micro Focus’ internal controls over financial reporting were for the first time subject to review under the U.S. Public Company Accounting Oversight Board (“PCAOB”) auditing standards in connection with the audit of Micro Focus’ annual consolidated financial statements for the three years ended April 30, 2016. As a result of the work undertaken, certain weaknesses in the Group’s internal control over financial reporting have been identified, which under PCAOB standards are considered to be material weaknesses. Under the PCAOB standards a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the fact that Micro Focus did not have sufficient formally documented and implemented processes and review procedures, nor did it have sufficient formality and evidence of controls over key reports and spreadsheets. Micro Focus has already begun to implement measures to address and remediate these material weaknesses. While the Directors are satisfied that the Group has been and will continue to be in compliance with the internal controls and related financial reporting requirements under the U.K. Corporate Governance Code and the Listing Rules, such material weaknesses may not be able to be remedied by October 2019 and there is a risk that other deficiencies for the purposes of Section 404 may be identified. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Risks Relating to Micro Focus Shares

Any future issues of Micro Focus Shares will further dilute the holdings of Micro Focus Shareholders and could adversely affect the market price of the Micro Focus Shares.

Other than in relation to the Transactions, Micro Focus has no current plans for further issues of Micro Focus Shares apart from possible issues in relation to employee share plans and, prior to Closing, Micro Focus is subject to restrictions under the Merger Agreement in respect of such issuances (as set out in the section entitled “The Merger Agreement—Conduct of Business Pending the Merger”). However, subject to such restrictions, it is possible that Micro Focus may decide to offer additional shares in the future either to raise capital or for other purposes. If Micro Focus Shareholders did not take up such an offer of Micro Focus Shares or are not eligible to participate in such an offering, their proportionate ownership and voting interests in Micro Focus will be reduced and the percentage that their Micro Focus Shares will represent of the total share capital of Micro Focus will be reduced accordingly. An additional offering, or significant sales of shares by Micro Focus Shareholders, could have a material adverse effect on the market price of the Micro Focus Shares as a whole.

Additionally, the Micro Focus ADSs to be issued in connection with the Transactions will generally be eligible for immediate resale. The market price of the Micro Focus Shares could decline as a result of sales of a large number of Micro Focus Shares in the market, or even the perception that these sales could occur. These sales, or the possibility that these sales may occur, may also make it more difficult for the Group to obtain additional capital by selling equity securities in the future on favorable terms when desired.

Micro Focus cannot assure investors that it will make dividend payments in the future.

Dividend payments to Micro Focus Shareholders will depend upon a number of factors, including the results of operation, cash flows and financial position, contractual restrictions and other factors considered relevant by the Micro Focus Board. In addition, under English law, any payment of dividends is subject to the Companies Act 2006 and the Micro Focus Articles, which generally require that dividends be recommended by the Micro Focus Board and approved by Micro Focus Shareholders. Moreover, under English law, Micro Focus may pay dividends on the Micro Focus Shares only out of profits available for distribution determined in accordance with the Companies Act 2006. Although the Micro Focus Board intends to continue paying dividends to Micro Focus Shareholders in accordance with its stated dividend policy, there is no assurance that Micro Focus will declare and pay, or have the ability to declare and pay, any dividends on the Micro Focus Shares in the future.

Risks Relating to Micro Focus ADSs

HPE Stockholders will not know until Closing the value of the Micro Focus ADSs they will receive in the Merger.

The exchange ratio as defined in the Merger Agreement is the quotient of (a) the product of (i) the number of Micro Focus Fully Diluted Shares as of immediately prior to Closing multiplied by (ii) the quotient of 50.1% divided by 49.9%, divided by (b) the number of Seattle Shares issued and outstanding immediately prior to Closing. The market value of the Micro Focus ADSs issued to HPE Stockholders in respect of Seattle Shares in the Merger will depend upon the business and financial results of Micro Focus and HPE Software as of and following Closing. Therefore, the exact amount of Micro Focus ADSs that HPE Stockholders will receive will not be known until immediately prior to Closing, and the value of Micro Focus ADSs is likely to fluctuate over time. See the section entitled “The Merger Agreement—Merger Consideration.”

Micro Focus ADSs may not be as liquid as Micro Focus Shares or HPE Shares.

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their equity securities listed on their domestic exchange. There is a possibility that Micro Focus ADSs will be less liquid than Micro Focus Shares listed on the LSE, or less liquid than HPE Shares listed on the NYSE. In addition, investors may incur higher transaction costs when buying and selling Micro Focus ADSs than they would incur in buying and selling HPE Shares or Micro Focus Shares.

There is no guarantee that an active public market in Micro Focus ADSs will develop or be sustained after Closing. If an active market for Micro Focus ADSs does not develop after Closing, the market price and liquidity of Micro Focus ADSs may be adversely affected.

Liquidity in the market for Micro Focus securities may be adversely affected by Micro Focus’ maintenance of two exchange listings.

Following Closing, at which time Micro Focus ADSs will be listed and traded on the NYSE, Micro Focus intends to continue to list the Micro Focus Shares on the premium segment of the Official List and expects that Micro Focus Shares will continue to trade on the main market for listed securities of the LSE. Micro Focus cannot predict the effect of having its securities traded or listed on both of these markets. This dual listing may, however, dilute the liquidity of Micro Focus’ securities in one or both markets and may adversely affect the development of an active trading market for Micro Focus ADSs on the NYSE.

The value of Micro Focus ADSs to be received in the Merger will be subject to currency and exchange rate fluctuations.

Prior to Closing, any change in the exchange rate between the U.S. dollar and the sterling will affect the U.S. dollar market value of the consideration that HPE Stockholders will receive upon Closing. Neither HPE nor Micro Focus is permitted to terminate the Merger Agreement, solely because of changes in currency exchange rates. Following Closing, fluctuations in the exchange rate between the U.S. dollar and the sterling will continue to affect the U.S. dollar equivalent of the sterling price of Micro Focus Shares quoted on the LSE and the market price of Micro Focus ADSs traded on the NYSE. If the value of the sterling relative to the U.S. dollar declines, the U.S. dollar price of such Micro Focus ADSs and the U.S. dollar equivalent of the sterling price of the Micro Focus Shares traded on the LSE is also likely to decline. Micro Focus has paid and may in the future pay cash dividends on its Micro Focus Shares in sterling. A decline in the relative value of the sterling to the U.S. dollar would also result in a decline in the U.S. dollar value of these dividends.

After Closing, the market price of Micro Focus ADSs on the NYSE may not be identical, in U.S. dollar terms, to the market price of Micro Focus Shares on the LSE.

While the market price of Micro Focus ADSs on the NYSE is generally expected to fluctuate in line with fluctuations in the market price of Micro Focus Shares on the LSE, subject to additional fluctuations resulting from changes in the U.S. dollar and sterling exchange rate, there is no guarantee that these relationships will be observed at all times, or at any time. The market price of Micro Focus ADSs may differ from the market price of Micro Focus Shares in U.S. dollar terms for a number of reasons, including the relative liquidity of Micro Focus ADSs and Micro Focus Shares.

The market prices of Micro Focus Shares and Micro Focus ADSs are expected to be volatile.

Global stock markets in general, and Micro Focus Shares in particular, are subject to significant price and volume volatility. Micro Focus Shares historically have been, and Micro Focus Shares and Micro Focus ADSs following Closing are expected to be, subject to significant fluctuations due to many factors, including but not limited to the pending Merger (in the case of pre-Closing volatility of Micro Focus Shares), fluctuations in operating results, announcements regarding new products, product and software enhancements or technological advances by the Group or its competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. The price of Micro Focus Shares is, and the price of Micro Focus ADSs is expected to be, subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures, changes in global financial markets and global economies and general market trends unrelated to the performance of the Group. Technology stocks have historically experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of Micro Focus Shares and Micro Focus ADSs could be adversely affected by these factors and fluctuations.

Sales of a significant number of Micro Focus ADSs that HPE Stockholders will be entitled to receive in the Merger as a result of the automatic conversion of Seattle Shares may depress the market price of such Micro Focus ADSs as well as that of Micro Focus Shares.

HPE Stockholders may sell a significant number of the Micro Focus ADSs they will be entitled to receive in the Merger, and such sales could be concentrated in the period shortly after Closing. These sales could depress the market price of such Micro Focus ADSs as well as that of Micro Focus Shares after Closing. Sales of Micro Focus Shares by other Micro Focus Shareholders could also depress the market price of the Micro Focus Shares as well as that of the Micro Focus ADSs.

The rights of HPE Stockholders who become holders of Micro Focus ADSs pursuant to the Merger will not be the same as the rights of holders of Micro Focus Shares or HPE Shares.

HPE is a corporation organized under the laws of Delaware. The rights of HPE Stockholders are governed by the DGCL, the certificate of incorporation and bylaws of HPE and the listing rules of the NYSE. Micro Focus is a public limited company organized under the laws of England and Wales. The rights of holders of Micro Focus ADSs will be governed by English law, the Micro Focus Articles, the Deposit Agreement pursuant to which the Micro Focus ADSs will be issued and the listing rules of the NYSE.

There are differences between the rights presently enjoyed by HPE Stockholders and the rights to which such stockholders will be entitled as holders of Micro Focus ADSs following Closing. In some cases, the holders of Micro Focus ADSs to be issued in the Merger may not be entitled to important rights to which they are entitled as HPE Stockholders or would have been entitled as Micro Focus Shareholders. The rights and terms of the Micro Focus ADSs are designed to replicate, to the extent reasonably practicable, the rights attendant to Micro Focus Shares, which are currently listed on the LSE. However, because of aspects of English law, the Micro Focus Articles and the terms of the Deposit Agreement, the rights of holders of Micro Focus ADSs will not be identical to and, in some respects, may be less favorable than, the rights of Micro Focus Shareholders. For more information regarding the characteristics of, and differences between HPE Shares, Micro Focus Shares and Micro Focus ADSs, see the sections entitled “Description of the Micro Focus American Depositary Shares,” “Description of Micro Focus Shares” and “Comparison of Rights of Micro Focus Shareholders and Micro Focus ADS Holders and HPE Stockholders.”

Holders of Micro Focus ADSs may not receive certain distributions on Micro Focus Shares represented by Micro Focus ADSs or any value for such distributions if it is illegal or impractical to make such distributions to holders of Micro Focus ADSs.

The Depositary has agreed to pay to holders of Micro Focus ADSs distributions with respect to cash or other distributions it or the custodian receives on Micro Focus Shares held by it on behalf of holders of Micro Focus ADSs after deducting its agreed fees and expenses. Holders of Micro Focus ADSs will receive these distributions in proportion to the number of Micro Focus Shares their Micro Focus ADSs represent. However, the Depositary is not responsible if it reasonably determines, to the extent permitted to do so under the Deposit Agreement, that it is unlawful or impractical to make a distribution available to any holders of Micro Focus ADSs. Micro Focus has no obligation to take any other action to permit the distribution of its Micro Focus ADSs, Micro Focus Shares, rights or anything else to holders of its Micro Focus ADSs. As a result, holders of Micro Focus ADSs may not receive the distributions made on Micro Focus Shares or any value from them if it is illegal or impractical for Micro Focus or the Depositary to make such distributions available to holders of Micro Focus ADSs. These restrictions may have a material adverse effect on the value of Micro Focus ADSs.

The Micro Focus ADSs may be subject to limitations on transfer.

Micro Focus ADSs are transferable on the books of the Depositary. However, the Depositary may refuse to issue and deliver Micro Focus ADSs or register transfers of Micro Focus ADSs generally when the register of the Depositary or the Micro Focus transfer books are closed or at any time if the Depositary or Micro Focus think it is necessary or advisable to do so.

It may be difficult for holders of Micro Focus ADSs to bring any action or enforce any judgment obtained in the United States against Micro Focus or members of the Micro Focus Board, which may limit the remedies otherwise available to holders of Micro Focus ADSs.

Micro Focus is incorporated as a public limited company in England and Wales and the majority of Micro Focus’ assets are located outside the United States. In addition, certain of the members of the Micro Focus Board are nationals and residents of countries, including the United Kingdom, outside of the United States. Most of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for holders of Micro Focus ADSs to bring an action against Micro Focus or against these individuals in the United States if such holders believe their rights have been infringed under the securities laws or otherwise. In addition, an English court may prevent such holders from bringing an action, or enforcing a judgment of a U.S. court, against Micro Focus or its directors based on the securities laws of the United States or any state thereof.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The forward-looking statements contained in this information statement/prospectus involve risks and uncertainties that may affect Micro Focus’ and Seattle’s operations, markets, products, services, prices and other matters. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Micro Focus or Seattle will be realized. This information statement/prospectus also contains forward-looking statements about the Transactions. Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transactions, including risks relating to the completion of the Transactions on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Micro Focus’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transactions will harm Micro Focus’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Micro Focus’ consolidated financial condition, results of operations or liquidity. Neither Micro Focus nor HPE assumes any obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important factors that could cause the actual results of Micro Focus, Seattle or the Enlarged Group to differ materially from those reflected in or implied by the forward looking statements, or that could affect the value of Micro Focus Shares or Micro Focus ADSs include, without limitation, regional, national or global political, economic, business, competitive and market conditions, as well as risks related to any of the following:

•	ability to attract and retain sufficiently qualified management and key employees;
•	restrictions on financing;
•	interest rate hikes;
•	covenants under the New Facilities;
•	dependence on intellectual property and ability to protect intellectual property;
•	third party claims of intellectual property infringement;
•	dependence on third party developers;
•	development of products and services that satisfy the needs of customers;
•	competitive markets;
•	hacking or other cybersecurity threats;
•	availability, integrity and security of IT systems;
•	protection of personal information;
•	effective sales force and distribution channels;
•	defective products;
•	decisions to discontinue or restrict development expenditures;
•	foreign currency exchange rates;
•	acquisitions or divestitures;
•	the integration of HPE Software into Micro Focus, including satisfaction of all applicable conditions set forth in the Transaction Documents prior to Closing;

•	failure to realize the anticipated benefits of the Merger;
•	the ability of the Enlarged Group to obtain the same types and levels of benefits, services and resources that have historically been provided to Seattle by HPE;
•	significant tax liabilities and indemnification in certain circumstances;
•	share dilution, share price fluctuation and the liquidity of the markets for Micro Focus Shares and Micro Focus ADSs;
•	other risks described in the section entitled “Risk Factors”; and
•	our ability to manage the risks involved in the foregoing.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the U.S. federal income tax consequences of the Distribution and the Merger to HPE Stockholders that are U.S. Holders (as defined below) and that receive Seattle Shares in the Distribution and that receive Micro Focus ADSs (and cash in lieu of fractional Micro Focus ADSs) in exchange for Seattle Shares pursuant to the Merger. The following discussion is based on the Code, Treasury Regulations, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this information statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. There can be no assurance that the IRS or a court will agree with the statements and conclusions reached in the following discussion.

This discussion is limited to HPE Stockholders who are U.S. Holders (as defined below), and hold, or will hold, their HPE Shares, their Seattle Shares received in the Distribution and their Micro Focus ADSs received in the Merger as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to HPE Stockholders in light of their particular circumstances, nor does it address any consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes) or other flow-through entities (or investors therein), persons who are subject to the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who have acquired their HPE Shares pursuant to the exercise of employee stock options or otherwise as compensation, banks or other financial institutions, insurance companies, dealers or traders in stocks, securities or currencies, persons who use or are required to use a mark-to-market method of accounting, or persons who hold their HPE Shares (or the Seattle Shares received in the Distribution or their Micro Focus ADSs received in the Merger) as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal non-income tax laws, including the estate and gift tax laws, the so-called Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith), any reporting requirements except to the extent expressly discussed below, or any state, local or foreign tax consequences. HPE Stockholders should consult their own tax advisors as to the particular tax consequences to them of the Distribution and the Merger.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of HPE Shares (and Seattle Shares received in the Distribution and Micro Focus ADSs received in the Merger) that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States or any State or political subdivision thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds HPE Shares (or Seattle Shares received in the Distribution or Micro Focus ADSs received in the Merger) the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding HPE Shares, Seattle Shares received in the Distribution or Micro Focus ADSs received in the Merger should consult its own tax advisors regarding the tax consequences of the Distribution and the Merger.

The summary of certain U.S. federal income tax consequences set out below is for general information only and is subject to the considerations set out above. It is not a substitute for careful tax planning and advice. HPE Stockholders should consult their own tax advisors as to the particular tax consequences to them of the Distribution and the Merger, the applicability and effect of state, local, non-U.S. and other tax laws (including the U.S. federal and gift tax laws), the applicability of any tax treaty, and possible changes in tax laws.

U.S. Federal Income Tax Consequences of the Distribution and the Merger

HPE Tax Opinion and IRS Ruling

The consummation of the Transactions is conditioned upon HPE’s receipt of the HPE Tax Opinion, substantially to the effect that, among other items, for U.S. federal income tax purposes, (i) the Distribution, taken together with the Contribution, should qualify as a “reorganization” under Sections 368(a)(1)(D), 361 and 355 of the Code upon which no income, gain or loss should be recognized by HPE or Seattle (except for certain items required to be recognized under Treasury Regulations regarding consolidated federal income tax returns) and (ii) the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The HPE Tax Opinion will be based on current law and will rely upon various factual representations and assumptions, as well as certain undertakings made by HPE, Seattle and Micro Focus. If any of those representations or assumptions is untrue or incomplete or any of those undertakings is not complied with, or if the facts upon which the HPE Tax Opinion is based are different from the actual facts that exist at the time of the Distribution, the conclusions reached in the HPE Tax Opinion could be adversely affected and the Distribution and/or certain related transactions may not qualify for the intended tax treatment. Furthermore, unless the IRS Ruling is received and addresses such matters, certain conclusions in the HPE Tax Opinion will relate to matters for which there is no legal authority directly on point, and such conclusions will therefore necessarily be based upon analysis and interpretation of analogous authorities. An opinion of counsel is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will not challenge the conclusions set forth in the HPE Tax Opinion or that a court would not sustain such a challenge.

HPE also intends to seek the IRS Ruling regarding certain issues relevant to the qualification of the Distribution and certain other aspects of the Separation for tax-free treatment for U.S. federal income tax purposes. The receipt of any such ruling is not a condition to HPE’s and Seattle’s obligation to consummate the Transactions, and there is no assurance that any or all of the requested rulings will be received.

Although the IRS Ruling, if received, will generally be binding on the IRS, the continuing validity of the IRS Ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. In addition, as part of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the IRS will not rule on the overall qualification of the Distribution for tax-free treatment, but instead only on certain significant issues related thereto.

The Distribution

Assuming that the Distribution, taken together with the Contribution, qualifies as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code as described above, then, for U.S. federal income tax purposes:

•	HPE will generally not recognize any income, gain or loss on the Distribution (except for taxable income or gain possibly arising as a result of certain internal restructuring transactions undertaken prior to or in anticipation of the Distribution or with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by HPE under Treasury Regulations relating to consolidated federal income tax returns);
•	U.S. Holders of HPE Shares will not recognize any income, gain or loss upon the receipt of Seattle Shares in the Distribution;
•	a U.S. Holder’s aggregate tax basis in its HPE Shares and the Seattle Shares immediately after the Distribution will be the same as the aggregate tax basis of the HPE Shares held by such U.S. Holder immediately before the Distribution, allocated between such HPE Shares and Seattle Shares in proportion to their relative fair market values on the date of the Distribution; and
•	a U.S. Holder’s holding period of the Seattle Shares received in the Distribution will include the holding period of the HPE Shares with respect to which the Seattle Shares were received.

U.S. Holders that have acquired different blocks of HPE Shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis in, and the holding period of, the Seattle Shares distributed with respect to such blocks of HPE Shares.

As discussed above, notwithstanding the receipt by HPE of the HPE Tax Opinion, the IRS could assert that the Distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and HPE, Seattle and HPE Stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of HPE, Seattle or Micro Focus could cause the Distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Seattle and Micro Focus may be required to indemnify HPE for taxes (and certain related losses) resulting from the Distribution and certain related transactions not qualifying for the intended tax treatment.

If the Distribution were determined not to qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code, HPE would generally be subject to U.S. federal income tax as if it sold the Seattle Shares in a taxable transaction. In particular, HPE would recognize taxable gain (but not loss) in an amount equal to the excess of (i) the total fair market value of the Seattle Shares distributed in the Distribution over (ii) HPE’s aggregate tax basis in such Seattle Shares. In addition, each U.S. Holder who receives Seattle Shares in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Seattle Shares received by such holder in the Distribution. In general, such distribution would be taxable as a dividend to the extent of HPE’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the distribution exceeds such earnings and profits, the distribution would generally constitute a non-taxable return of capital to the extent of the holder’s tax basis in its HPE Shares, with any remaining amount of the distribution taxed as capital gain. A U.S. Holder would have a tax basis in its Seattle Shares received in the Distribution equal to their fair market value on the date of the Distributions. Certain U.S. Holders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends.

Even if the Distribution, taken together with the Contribution, were otherwise to qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code, the Distribution would be taxable to HPE (but not to HPE Stockholders) pursuant to Section 355(e) of the Code if one or more persons were to acquire a 50 percent or greater interest (by vote or value) in the stock of either HPE or Seattle, directly or indirectly (including through the acquisition of stock of Micro Focus after the Merger), as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of an interest in HPE or Seattle within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although HPE may be able to rebut that presumption. For purposes of this test, the Merger will be treated as part of a plan, but the Merger standing alone should not cause the Distribution to be taxable to HPE under Section 355(e) of the Code because HPE Stockholders will directly own more than 50 percent of Micro Focus Shares following the Merger. Nevertheless, if the IRS were to determine that other acquisitions of HPE Shares or Seattle Shares, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a material amount of taxable gain by HPE under Section 355(e) of the Code.

The Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, even if the Merger so qualifies, pursuant to certain rules contained in Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, U.S. Holders will generally recognize gain, if any, but not loss, on the exchange of Seattle Shares for Micro Focus ADSs pursuant to the Merger, in an amount equal to the excess of the fair market value of the Micro Focus ADSs received by the U.S. Holder pursuant to the Merger over such stockholder’s adjusted basis in the Seattle Shares (determined as described above under “—The Distribution”) exchanged therefor. Any gain recognized by a U.S. Holder in the Merger should be capital gain, and should be long-term capital gain if the HPE Shares in respect of which the Seattle Shares were received have been held by such stockholder for more than one year at Closing. A U.S. Holder should not be permitted to recognize any loss realized on the exchange of its Seattle Shares for Micro Focus ADSs.

A U.S. Holder that recognizes gain pursuant to the Merger should have an adjusted tax basis in the Micro Focus ADSs it receives equal to the fair market value of the Micro Focus ADSs received in the Merger and a U.S.

Holder that realizes a loss with respect to its Seattle Shares exchanged in the Merger should have an adjusted tax basis in the Micro Focus ADSs received in the Merger equal to such stockholder’s adjusted tax basis in its Seattle Shares surrendered in exchange therefor. Such U.S. Holder’s holding period of such Micro Focus ADSs should include the holding period of such stockholder’s Seattle Shares surrendered in exchange therefor (determined as described above under “—The Distribution”).

Special considerations may exist for U.S. Holders that have acquired different blocks of HPE Shares at different times or at different prices, or otherwise have varying holding periods and bases with respect to different blocks of their HPE Shares. Such U.S. Holders should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, HPE Shares and Seattle Shares received in the Distribution and the amount and character of gain recognized pursuant to the Merger, as well as the basis and holding period of the Micro Focus ADSs received in the Merger. In determining the amount of gain recognized in the Merger, each Seattle Share transferred should be treated as the subject of a separate exchange. Thus, if a U.S. Holder transfers some Seattle Shares on which gains are realized and other Seattle Shares on which losses are realized, such U.S. Holders may not net the losses against the gains to determine the amount of gain recognized.

A U.S. Holder that receives cash in lieu of fractional Micro Focus ADSs in the Merger should be treated as though it first received such fractional Micro Focus ADS in the Merger, and then sold such fractional Micro Focus ADSs for the amount of cash received in lieu thereof. Such U.S. Holder should recognize capital gain or loss on such sale measured by the difference between the cash received for such fractional Micro Focus ADS and the stockholder’s basis in the fractional Micro Focus ADS, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the U.S. Holder’s holing period in such fractional Micro Focus ADSs (determined as described above) exceeds one year on such disposition.

Information Reporting and Backup Withholding

Payments of cash to a U.S. Holder in lieu of fractional Micro Focus ADSs in the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%), unless such U.S. Holder provides a correct taxpayer identification number (generally on an IRS Form W-9) and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding is generally reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is properly furnished in a timely manner to the IRS.

U.S. Federal Income Tax Considerations of Owning and Disposing of Micro Focus ADSs Received in the Merger

The following is a discussion of certain U.S. federal income tax consequences to U.S. Holders of ownership and disposition of Micro Focus ADSs. The discussion is based on the determination by Micro Focus that it is not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes and the assumption that it will be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Ownership of ADSs in General

For U.S. federal income tax purposes, a U.S. Holder of the Micro Focus ADSs generally will be treated as the owner of the Micro Focus Shares represented by the Micro Focus ADSs.

The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of those receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for U.K. taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Dividends

Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, for U.S. Holders, the gross amount of any dividend Micro Focus pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. For certain noncorporate U.S. Holders, including individuals, dividends that constitute “qualified dividend income” will be taxable to such U.S. Holder at the preferential rates applicable to long-term capital gains, provided that the U.S. Holder holds the Micro Focus ADSs for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends Micro Focus pays with respect to the Micro Focus ADSs generally will be qualified dividend income.

The dividend is taxable to a U.S. Holder when a U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the payments made, determined at the spot pound sterling/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder includes the dividend payment in income to the date a U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s basis in the Micro Focus ADSs and thereafter as capital gain. However, Micro Focus does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions made by Micro Focus as dividends.

A U.S. Holder must include any foreign tax withheld from the dividend payment in this gross amount even though the U.S. Holder does not in fact receive it. Subject to certain limitations, U.K. tax withheld, if any, in accordance with the United Kingdom-United States Income Tax Convention (1975), as amended (the “Treaty”), and paid over to the United Kingdom will be deductible or creditable against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under U.K. law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability.

Dividends paid by Micro Focus generally will be income from sources outside the United States and will, depending on a U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Holder. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Capital Gains

Subject to the PFIC rules discussed below, if a U.S. Holder sells or otherwise disposes of its Micro Focus ADSs in a taxable disposition, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and the U.S. Holder’s tax basis, determined in U.S. dollars, in the U.S. Holder’s Micro Focus ADSs. Capital gain of certain noncorporate U.S. Holders, including individuals, is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the value (determined on the basis of a quarterly average) of its assets are considered “passive assets” (generally, assets that generate passive income). With certain exceptions, a U.S. Holder’s Micro Focus ADSs will be treated as stock in a PFIC if Micro Focus were a PFIC at any time during a U.S. Holder’s holding period in its Micro Focus ADSs.

Micro Focus believes that Micro Focus ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Micro Focus were to be treated as a PFIC, gain realized on the sale or other disposition of a U.S. Holder’s Micro Focus ADSs would in general not be treated as capital gain. Instead, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to a U.S. Holder’s Micro Focus ADSs, a U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the Micro Focus ADSs and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that a U.S. Holder receives from Micro Focus would not be eligible for the reduced tax rates applicable to qualified dividend income if Micro Focus is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. In some cases, the adverse consequences resulting from Micro Focus being treated as a PFIC can be mitigated if a U.S. Holder is eligible for and timely makes a valid election to treat Micro Focus as a “qualified electing fund.” Micro Focus does not, however, expect to collect and provide certain of the information required for U.S. Holders to make this election.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of this reporting requirement to their ownership of the Micro Focus ADSs.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to dividend payments or other taxable distributions with respect to Micro Focus ADSs made to a noncorporate U.S. Holder within the United States, and the payment of proceeds to a noncorporate U.S. Holder from the sale of Micro Focus ADSs effected in the United States or through a United States office of a broker.

In addition, backup withholding may apply to such payments if a U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that such U.S. Holder has failed to report all interest and dividends required to be shown on a U.S. Holder’s U.S. federal income tax returns.

Payment of the proceeds from the sale of Micro Focus ADSs effected through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected through a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed a U.S. Holder’s federal income tax liability by timely filing a refund claim with the IRS.

U.S. Federal Income Tax Considerations Relating to Section 7874 of the Code

Characterization of Micro Focus for U.S. Federal Income Tax Purposes

Micro Focus is, and after the Merger generally would be, classified as a non-U.S. corporation (and, therefore, generally not subject to U.S. federal income taxation) under general rules of U.S. federal income taxation. Section 7874 of the Code, however, contains rules that can cause a non-U.S. corporation to be treated as a U.S. corporation (which would generally be subject to U.S. federal income tax on its income regardless of source) for U.S. federal income tax purposes. Many of these rules are relatively new, their application is complex, and there is little guidance regarding their application.

Under Section 7874 of the Code, a non-U.S. corporation (i.e. a corporation created or organized outside the U.S.) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and therefore subject to U.S. federal income tax on its income, regardless of source) if each of the following three conditions are met:

•	the non-U.S. corporation acquires, directly or indirectly, or is treated as acquiring under applicable Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. corporation;
•	after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80 percent (by vote or value) of the shares of the non-U.S. corporation by reason of holding shares of the U.S. acquired corporation (the “80 percent ownership test,” and such ownership percentage the “Section 7874 ownership percentage”); and
•	after the acquisition, the non-U.S. corporation’s expanded affiliated group (as defined in applicable Treasury Regulations) does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (the “substantial business activities test”).

Although a significant portion of the operations of Micro Focus are in the United Kingdom, it is not expected that Micro Focus and its expanded affiliated group will have substantial business activities within the meaning of the Code and the Treasury Regulations in the United Kingdom after the Merger, and this discussion assumes that it will not.

80 Percent Ownership Test

Based on the terms of the Merger Agreement, the rules for determining the Section 7874 ownership percentage and certain factual assumptions, it is expected that the holders of Seattle Shares should be treated as owning, in the aggregate, less than 80 percent (by vote and value) of the Micro Focus Shares by reason of their ownership of Seattle Shares. Therefore, under current U.S. federal income tax law, it is expected that Micro Focus should not be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

However, computing the Section 7874 ownership percentage is subject to various complex adjustments for which there is limited guidance. In particular, under recently issued temporary regulations under Section 7874 of the Code (the “Temporary 7874 Regulations”), certain adjustments are required that generally have the effect of increasing, for purposes of determining the Section 7874 ownership percentage, the percentage of shares of a foreign acquiring corporation that is deemed owned by the former shareholders of an acquired U.S. corporation by reason of holding shares in such U.S. corporation, certain of which are made based on a three-year look-back period starting on the closing date of the relevant acquisition transaction. For example, certain pre-acquisition distributions made by an acquired U.S. corporation are “added back” to the value of the shares of the non-U.S. corporation held by the former shareholders of the acquired U.S. corporation, which would have the effect of increasing the Section 7874 ownership percentage. Certain pre-Merger distributions made by Seattle (and certain of its predecessors or affiliates) may be subject to this rule. In addition, certain pre-acquisition share issuances made by the acquiring non-U.S. corporation could be backed out of the value of the non-U.S. corporation’s shares, which also would have the effect of increasing the Section 7874 ownership percentage. Certain pre-Merger issuances of Micro Focus Shares may be subject to this rule.

Moreover, certain of the relevant determinations for purposes of the Section 7874 ownership percentage must be made based on the facts at the time of Closing, such as the trading price of Micro Focus Shares. In addition, future changes to the rules in the Code or the Treasury Regulations promulgated thereunder could further expand the scope of Section 7874 of the Code, and any such changes could have retroactive effect.

As a result of the foregoing, the precise determination of the Section 7874 ownership percentage will be subject to factual and legal uncertainties. There can be no assurance that the IRS will agree with the position that Micro Focus should not be treated as a U.S. corporation for U.S. federal income tax purposes after the Merger under current law or that a change in law would not result in Micro Focus being treated as a U.S. corporation.

If the 80 percent ownership test were met after Closing and Micro Focus were accordingly treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, Micro Focus would be subject to substantial additional U.S. tax liability. Additionally, in such case, Micro Focus Shareholders that are not U.S. persons (for U.S. federal income tax purposes) would be subject to U.S. withholding tax on the gross amount of any dividends paid by Micro Focus to such shareholders at a rate of 30% (subject to any exemption or reduced rate available under an applicable tax treaty).

Regardless of any application of Section 7874 of the Code, Micro Focus is expected to be treated as a tax resident of the United Kingdom for United Kingdom tax purposes. Consequently, if Micro Focus were to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for taxes as both a U.S. corporation and a United Kingdom resident, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

The remaining discussion assumes that Micro Focus will be treated as a non-U.S. corporation for purposes of Section 7874 of the Code.

60 Percent Ownership Test

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, and the Temporary Section 7874 Regulations and certain other Treasury Regulations can result in certain other adverse consequences. Specifically, if

•	the non-U.S. corporation acquires, directly or indirectly, or is treated as acquiring under the applicable Treasury Regulations, substantially all of the assets held, directly or indirectly, by a U.S. corporation;
•	after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60 percent (by vote or value) of the shares of the non-U.S. corporation by reason of holding shares of the U.S. acquired corporation (the “60 percent ownership test”); and
•	the non-U.S. corporation does not satisfy the substantial business activities test,

the taxable income of the U.S. corporation (and any U.S. person related to the U.S. corporation) for any given year, within a ten-year period beginning on the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain for each year within that ten-year period includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or, if after the acquisition, is transferred or licensed to a non-U.S. related person.

For purposes of Section 7874 of the Code, after Closing, the former shareholders of Seattle are expected to be treated as owning more than 60 percent (by vote and value) of Micro Focus by reason of their ownership of Seattle Shares (based on the rules, including the Temporary Section 7874 Regulations, for determining share ownership under Section 7874 of the Code and certain factual assumptions, as described above). Accordingly, the limitations on the utilization of certain tax attributes (including net operating losses and certain tax credits), and the adverse consequences under the Temporary Section 7874 Regulations, are expected to apply to Micro Focus and its U.S. affiliates (including SpinCo and its U.S. affiliates and historical U.S. affiliates of Micro Focus). Neither Seattle nor its U.S. affiliates expects to recognize any inversion gain as part of the Merger, however, there can be no assurance that future transactions undertaken by Micro Focus will not implicate these limitations and trigger adverse consequences. If, however, Seattle or its U.S. affiliates were to engage in any transaction that would generate any inversion gain in the future, such transaction may be fully taxable to Seattle or its U.S. affiliates notwithstanding that such entity may have certain deductions and other U.S. tax attributes which, but for the application of Section 7874 of the Code, would be available to offset some or all of such gain.

Additionally, the Temporary Section 7874 Regulations, and certain related temporary regulations issued under other provisions of the Code, may limit Micro Focus’ ability to engage in certain restructuring transactions or access cash held or earned by certain of its (and Seattle’s) non-U.S. affiliates, in each case, without incurring substantial U.S. tax liabilities.

These rules, additional changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Micro Focus’ effective tax rate or future planning for Micro Focus that is based on current law.

The summary set forth above is included for general information only. U.S. Holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Transactions, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

INFORMATION ON MICRO FOCUS

The Micro Focus Group’s Business

The Micro Focus Group, headquartered in Newbury, U.K., is a global enterprise software company supporting the technology needs and challenges of the Global 2000. Its solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. The Micro Focus Group’s product portfolios are titled “Micro Focus” and “SUSE.” The Micro Focus Product Portfolio comprises the sub-portfolios of COBOL Development and Mainframe Solutions, Host Connectivity, Identity, Access and Security, Development and IT Operations Management Tools, and Collaboration and Networking. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Cloud infrastructure and storage solutions that give enterprises greater control and flexibility. Micro Focus has also announced plans to add a Container-as-a-Service Platform (“CaaSP”) product and a Platform-as-a-Service (“PaaS”) product.

The Micro Focus Board believes that over time, most corporate organizations have developed complex IT systems and technology applications that lie at the heart of their operational effectiveness. In most cases, these applications have been developed in-house over a period of many years and reside on proprietary technology platforms and systems, becoming increasingly complex, inflexible and expensive to maintain. The Micro Focus Group’s solutions offer cost effective ways for such organizations to avoid replacing their mission critical applications with expensive, risky and lengthy package software implementations or rewriting custom upgrades. The Micro Focus Board believes that the key value proposition to clients is that they are enabled to achieve significant incremental benefits from their prior investments in IT by addressing the technical challenges that link the “old” and the “new” such as cloud, big data or virtualization.

The proliferation of mobile devices and the emergence of the “internet of things” is driving significant growth in transaction volumes which most often occur on the “old” large COBOL and PL/I transaction systems where the Micro Focus Group has deep, often decades-long experience. These increasing volumes of data drive complexity (in development and testing) and cost (in terms of load and volume), often result in these “old” mature systems becoming ever bigger and more embedded, thereby increasing opportunities for the Micro Focus Group.

To be able to meet its customers’ needs, the Micro Focus Group has a number of partnerships and relationships worldwide with system integrators, independent software vendors and independent hardware vendors as well as other leading technology firms to assist it further in reaching its target markets.

Since May 2005, the Micro Focus Shares have been admitted to listing on the Official List and to trading on the main market of the LSE. As of         , 2017 (the latest practicable date prior to the date of this information statement/prospectus), Micro Focus had a market capitalization of £    billion ($    billion). As reported in and extracted without material adjustment from the audited consolidated results of the Micro Focus Group for the financial year ended April 30, 2016, the Micro Focus Group reported revenues of $1,245.0 million, an operating profit of $294.9 million and an Underlying Adjusted EBITDA of $532.5 million. For relevant definitions and additional information, see “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Micro Focus—EBITDA, Facility EBITDA, Adjusted EBITDA and Underlying Adjusted EBITDA.”

The Micro Focus Group’s Strategy

Following the integration review post-completion of the acquisition of the Attachmate Group, the Micro Focus Group has operated as two product portfolios, Micro Focus and SUSE, and the business has been reported this way since May 1, 2015. Each product portfolio has a chief executive officer and management team.

The software products offered by Micro Focus enable organizations to achieve improved functionality and performance from their enterprise applications and middleware, whilst lowering their ongoing cost of IT operations. The Micro Focus Group allocates capital and HR to achieve its core objective of delivering Total Shareholder Returns of 15 to 20% per annum over the long term. The Micro Focus Group executes this strategy with a strong discipline around the uses of cash and optimizes Total Shareholder Returns with a combination of organic execution, financial leverage and acquisitions. The Micro Focus Group has a base case model which estimates the returns to Micro Focus Shareholders from organic execution and the return of excess cash. Acquisitions are only made if the Micro Focus Board believes that they will generate risk adjusted returns greater than the base case. In the absence of material acquisitions, the Micro Focus Group’s practice has been to return excess cash to Micro Focus Shareholders through an appropriate mechanism.

Acquisitions and Investments

The Micro Focus Group has a successful track record of executing and integrating selected strategic acquisitions. The Micro Focus Group’s acquisitions, in addition to delivering shareholder value through cash generation, have supplemented its organic growth strategy by broadening its technology proposition and extending the addressable market and customer base whilst also expanding the geographic reach of the business.

Since its admission to listing on the Official List on May 17, 2005, the Micro Focus Group has made the following acquisitions:

•	November 3, 2006: the acquisition of HAL Knowledge Solutions SpA, a provider of application portfolio management software products and services that provide business intelligence to drive information technology governance.
•	May 4, 2007: the acquisition of Acucorp, Inc., an application modernization vendor with particular strengths in the small and medium sized markets. This acquisition brought a solid customer base and revenue stream and enhanced the Micro Focus Group’s core COBOL tools offering.
•	June 17, 2008: the acquisition of NetManage, Inc., a software vendor providing technologies to transform core applications into internet-based business solutions. NetManage, Inc. provided the Micro Focus Group with terminal emulation technology to broaden the Micro Focus Group’s core legacy modernization capabilities.
•	July 11, 2008: the acquisition of Liant Software Corporation, a provider of software tools for developing business information systems and solutions to help transform existing business applications and processes into modern distributed application software systems tools. Liant Software Corporation’s PL/I tools complemented the Micro Focus Group’s own COBOL tools and, by allowing the Micro Focus Group to address another core programming language, extended the Micro Focus Group’s addressable market.
•	December 30, 2008: the acquisition of Relativity Technologies, Inc., which offered application modernization and application portfolio management software. This was the Micro Focus Group’s second acquisition in the assessment space and, coupled with HAL Knowledge Solutions SpA, strengthened the Micro Focus Group’s position in this market.
•	May 29, 2009: the acquisition from Compuware Corporation of the suite of ASQ and all related sales, support and development infrastructure. This was the Micro Focus Group’s first extension into this market.
•	July 27, 2009: the acquisition of Borland which, when combined with the ASQ business acquired from Compuware Corporation, helped the Micro Focus Group consolidate its position in the ASQ market and was consistent with its strategy of extending into logically adjacent market segments in order to expand its addressable market and further develop its customer proposition.
•	February 15, 2013: the purchase of the Iona CORBA assets (Orbacus, Orbix and Artix) from Progress Software strengthening the Micro Focus Group’s offering to customers around this technology.
•	October 9, 2013: the acquisition of SoforTe GmbH, which enabled the Micro Focus Group to complete its vision of supporting the full application life cycle from maintenance through to full modernization for mainframe COBOL applications.
•	November 29, 2013: the purchase of OpenFusion CORBA assets from PrismTech. By adding OpenFusion to an extensive portfolio that already included Orbacus, Orbix, VisiBroker and Artix, the Micro Focus Group was further able to consolidate its position as one of the leading global providers of CORBA software in the middleware market.
•	December 31, 2013: the acquisition of AccuRev Inc. which extended the Borland portfolio of tools further and improved the Micro Focus Group’s execution capability enabling coverage of more of the market opportunity and offering a compelling value-add for existing customers of both companies.

•	November 20, 2014: the transformational acquisition of the Attachmate Group, one of the leading global providers of enterprise infrastructure software solutions to businesses, governments and other large organizations in order to extend, manage and secure complex IT environments. The Attachmate Group comprised four principal software product portfolios: Attachmate, which delivers advanced software for terminal emulation, legacy modernization, managed file transfer and enterprise fraud management; NetIQ, which helps organizations tackle information protection challenges cost-effectively and manage the complexity of dynamic, highly-distributed application environments; Novel, which helps businesses work more efficiently and collaborate more effectively; and SUSE Linux, which offers a family of software products centered around SUSE Linux Enterprise, an interoperable platform for core computing needs supported by a shared global support and services organization.
•	July 17, 2015: the acquisition of Authasas BV, a Dutch entity providing Multi Factor Authentication for the security market which is embedded in Identity Access and Security products acquired with TAG.
•	May 2, 2016: the acquisition of the Serena Group, a leading provider of enterprise software focused on providing Application Lifecycle Management products for both mainframe and distributed systems. The Serena Group’s customers are typically highly regulated large enterprises, across a variety of sectors including banking, insurance, telco, manufacturing and retail, healthcare and government. The Serena Group’s position in the Source Code Change Management segment complements the Micro Focus product portfolio in COBOL Development and Host Connectivity.
•	October 4, 2016: the acquisition of Gwava Inc., a leading company in email security and enterprise information archiving. In addition to GWAVA’s award winning product Retain, GWAVA has a full suite of products to protect, optimize, secure and ensure compliance for customers running Micro Focus GroupWise.
•	November 1, 2016: the acquisition by SUSE of specific software-defined storage management assets including openATTIC together with a team of highly talented engineers (all of whom have strong Open Source development skills and experience).
•	March 9, 2017: the acquisition by SUSE of certain assets and employees relating to HPE’s Helion OpenStack and Stackato businesses. The acquisition included HPE naming SUSE as its preferred Open Source partner for Linux, OpenStack and Cloud Foundry solutions.

In each case, the Micro Focus Group’s management team has successfully integrated the new business into the Micro Focus Group’s then existing operations and executed a program of targeted cost cutting and/or restructuring in order to improve operational efficiencies and group profitability.

Organizational Structure and Business Overview

The chart below illustrates the current organizational structure for the Micro Focus Group:

Micro Focus organizational business structure

SUSE
Micro Focus
NA, EMEA & APAC (LATAM from MF shared team)
Channel, Systems Integrators & OEM
Marketing
Product Management
Product Development
Go To Market
North America
International (EMEA, LATAM)
APAC
Channel, Systems Integrators & Independent Software Vendors
Marketing
Product Group
Product Management
Product Development
Services, Customer Care, Renewals, Corporate Marketing Services, Sales Operations
Corporate Operations
Finance
IT
HR
Legal
Business Operations & PMO

In creating this organizational model, the SUSE portfolio was separated and Micro Focus brought together the original Micro Focus business units with Net IQ, Attachmate and Novell business units from the Attachmate Group acquisition to create the Micro Focus product portfolio. This resulted in one business with two product portfolios (SUSE and Micro Focus) each built around clear business logic and a recognition that effective execution requires that the need for specialization and focus is balanced with the need for efficiency and effectiveness overall. For example, sales, marketing, product development, product management and professional services are managed separately for each of the Micro Focus and SUSE portfolios to ensure the correct focus and to reflect the collaborative nature of the Open Source community but the infrastructure for each of the Micro Focus and SUSE portfolios (including systems and facilities) is managed together by the Micro Focus Group. This approach to finding the right balance between specialization and collaboration is a continuous process and wherever compromise is required the Micro Focus Group favors specialization.

From within the Micro Focus product portfolio there is also managed, for the Micro Focus Group overall, the corporate support functions of HR, IT, facilities, finance, legal and the project management office for acquisitions and integration. In addition, the Micro Focus product portfolio manages the delivery of a shared service for other elements of infrastructure support to the SUSE portfolio. The Micro Focus Board believes that this enables the Micro Focus Group to operate effectively and SUSE to directly control what they need to execute with speed and flexibility whilst leveraging the larger Micro Focus Group where effective.

The Micro Focus Group operates in approximately 39 countries. Customers span multiple industry vertical sectors and range from small to large enterprises.

The Micro Focus Group’s Business Model – Strong and Established Technology Franchises

The Micro Focus product portfolio specializes in managing mature infrastructure software assets which have been delivering value to significant numbers of customers over long periods of time. Both product portfolios have some or all of the following attributes:

•	broad based – covering all industrial sectors;
•	significant numbers of customers;
•	significant maintenance streams;
•	relatively high switching costs; and
•	significant market positions.

In any IT system the customers’ business logic and data remain critical to their competitive advantage. The key to Micro Focus’ approach is unlocking this competitive advantage through exploitation of the latest technology innovation such as “OpenStack,” “Software-defined Distributed Storage,” “mobility,” “Big Data,”

“virtualization” and “Cloud.” All of this needs to be done with the appropriate security to ensure customer data, company data and intellectual property are protected at all times. Typically customers would be forced into costly, disruptive and risky change to make this possible but with the Micro Focus Group’s products, customers can take a different approach that bridges the “old” and the “new.”

By enabling its customers to link their investments in established technology with the latest innovation, the Micro Focus Group helps customers gain incremental returns on investments they have already made and to preserve and protect their data and business logic. The most striking example of this is that an application written in Micro Focus COBOL 39 years ago—before anyone had thought of Linux, Windows, virtualization, Cloud or wireless communications—will work today in all of those environments. By contrast, if a COBOL application had been rewritten in another language, to execute in Java or .NET the customer would have to undertake additional incremental re-writes and incur significant costs every time there was a major technology change.

The Micro Focus Group’s acquisitions broaden the range and depth of its core infrastructure software solutions and bring outstanding new capabilities in Linux, OpenStack Cloud Infrastructure and security, the combination of which enables it to further extend the philosophy of bridging the “old” and the “new” across much more of its customers’ IT footprints.

As the Linux market and Open Source business have unique characteristics, the Micro Focus Group has a dedicated focus on the SUSE product portfolio. The Micro Focus Board believes that this focus is essential if it is to capitalize on the growth potential of these offerings and be responsive to the Open Source community and strong heritage of SUSE.

Current Portfolio – Underpinning the Business Model with Clear Execution and Investment Discipline

The typical stages of a product life cycle are from new product introduction through to high growth to broad adoption and maturity, to decline and ultimately obsolescence.

When considering investment priorities, both organic and inorganic, the Micro Focus Group evaluates its options against a set of characteristics mapped to each stage of this adoption cycle enabling the categorization of its product portfolio into one of the four quadrants represented in the chart below.

Portfolio Management

New Models	Growth Drivers
Products or consumption models (cloud and subscription) that open new opportunities could become growth drivers or represent emerging use cases that we need to be able to embrace	Products with consistent growth performance and market opportunity to build the future revenue foundations of the Group
Optimize	Core
Products with declining revenue performance driven by the market or execution where the trajectory must be corrected to move back to the core category or investments focused to optimize long-term returns
Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended

The Micro Focus Group’s approach to each category is summarized below:

•	New Models: Here the focus is on identifying new innovation in the marketplace that is applicable to the Micro Focus Group’s core and growth driver propositions. This is the case where new innovation is needed to connect or leverage existing IT or application assets to deliver returns or open new opportunities. An example of this is Silk Performer Cloudburst; a Cloud based implementation of the Micro Focus Group’s highly successful on premise Silk Performer product. This combination enables customers to execute a hybrid on premise/Cloud solution ensuring day to day operations are handled effectively on premise but offering broadly unlimited additional capacity as and when needed to support business operational peaks, underpinned by the flexibility and ease of use of a common solution in both cases. In SUSE, the investments in OpenStack Cloud Infrastructure, Software-defined Distributed Storage, SUSE CaaSP and SUSE PaaS are also clear examples.
•	Growth Drivers and Core: These categories represent the majority of the Micro Focus Group’s revenue and investment focus. They look to identify critical technologies that have delivered significant value for customers and where the costs and risks of replacement or re-write are high and the returns from such activities are questionable. They determine how to enable these technologies for the latest IT innovations whether new operating environments such as Linux, OpenStack, Java or .NET or new use cases such as the Cloud or mobile. For example, Visual COBOL enables customers to take COBOL applications forward with confidence into the next phase of IT industry innovation, specifically Cloud and mobile, whilst protecting their investments in business logic and data built up through prior investments. Security is a major focus area for customers as they seek to balance being open and accessible to their customers with the need to protect confidential data and intellectual property. Through the Micro Focus Group’s suite of identity, access and security solutions the Micro Focus Group offers industry leading capabilities to help customers find this balance. These capabilities span multiple portfolios and significant opportunities for leverage and cross portfolio synergies exist.
•	Optimize: As the IT landscape shifts in response to new opportunities or challenges, some technologies require repositioning or to be re-focused to identify and exploit remaining or new growth potential. This requires much more granular analysis and targeted investment. The Micro Focus Group’s model forces this discipline. Inevitably, some technologies eventually approach end of life as some customers replace them with new solutions. For the remaining customers they still represent significant value. Its approach is to continue to offer flexible commercial and support models to enable customer access to the intellectual property and capabilities of these technologies for extended periods, again ensuring protection of customer investment for as long as possible technically and commercially.

Within this overall portfolio the Micro Focus Group has some products that are growing significantly and others that are stable or in decline. The Micro Focus Group’s business model means the way it manages the portfolio is analogous to a “fund of funds” with the objective of generating moderate growth over the medium-term, delivering high levels of profitability and strong cash generation and cash conversion ratio with a balanced portfolio approach. The Micro Focus Group will continue to focus investment in growth and core products and will not dispose of declining products unless it can achieve greater than the discounted cash flow they would generate in its ownership.

In addition to strengthening and developing strong franchises across the product portfolio, the Micro Focus Group is uniquely positioned to help customers solve key challenges as they seek to be more effective, more competitive and more efficient. Decades of technology innovation has opened up tremendous opportunities for companies in almost every market but typically this has resulted in very complex IT environments. Most organizations operate infrastructure and applications which have emerged over time, often years apart, such that core legacy platforms sit alongside distributed systems, which more recently have been extended further again with web, Cloud and mobile technologies.

This is set to continue as today’s business environment is characterized by unprecedented levels of change. The Micro Focus Board believes that companies need to embrace this change in a way that protects their most prized assets—their intellectual property, their business logic and their business data.

Micro Focus Product Portfolio

Products in the Micro Focus portfolio are organized into five sub-portfolios:

•	COBOL Development and Mainframe Solutions (CDMS);
•	Host Connectivity (HC);
•	Identity, Access and Security (IAS);
•	Development & IT Operations Management Tools (Dev and ITOM); and
•	Collaboration & Networking (C&N).

Details of the five sub-portfolios are provided below.

CDMS

Micro Focus has continued to invest in its core CD products that primarily target the off-mainframe distributed development market. The CD products enable programmers to develop and deploy applications written in COBOL across multiple platforms including Windows, UNIX, Linux and the Cloud. Visual COBOL provides the fastest way for customers to move enterprise mainframe application workloads partially or wholly to Java Virtual Machine, .NET or Cloud environments whilst protecting their existing investments and intellectual property.

COBOL applications continue to be at the heart of the world’s business transactions and to power the majority of large organizations’ key business operations. Maintaining a leadership position in CD is at the core of Micro Focus’ value proposition. By embedding its products in industry standard development environments specifically Visual Studio and Eclipse, it has addressed the perceived skill issues, and expects that COBOL will provide a stable base and strong cash flow for the Micro Focus Group over the coming decades.

Micro Focus’ mainframe solutions product set addresses a customer’s need to get the most value out of its mainframe environment. These technologies allow customers flexibility in deciding the platform choice for development, testing and deployment of their business applications. Various business and technical drivers would determine if it is best to do these functions either within the mainframe environment or outside of it on distributed Windows, UNIX and Linux machines. Micro Focus offers customers the choice to do either or both, enabling the optimum balance of cost, risk and speed of execution across their mainframe and distributed computing platforms. Increasingly businesses are seeking to re-use existing business logic and data, while also looking to exploit new innovations in technology such as mobile and Cloud. Its mainframe solutions allow customers to accomplish both by enabling the re-deployment of enterprise mainframe applications to distributed systems, virtualized mobile platforms, and the Cloud. The Micro Focus Board estimates that the mainframe CD market opportunity is approximately three times as large as that for off-mainframe distributed CD.

The Micro Focus Board believes that Micro Focus will maintain its strong position in CDMS through products such as Visual COBOL and Enterprise Developer.

Host Connectivity

The Host Connectivity solution set is the combination of the Attachmate products from the Attachmate Group and the Micro Focus Rumba products. The Micro Focus Board believes that this combination gives the Micro Focus Group the second largest market share, in the provision of host connectivity solutions. Micro Focus specializes in environments with heterogeneous systems or platforms and this product set has, in one form or another, assisted in these tasks for over 30 years.

At the core of the product set are the Reflection and Rumba terminal emulation product families that enable IT organizations to modernize and secure access to their host-based applications. Micro Focus’ help IT improve user productivity as they extend host access to new web and mobile use cases while ensuring that modern security practices around encryption, authorization, and authentication can be enforced. During the financial year ended April 30, 2016, Micro Focus has delivered capabilities from Refection to the Rumba customers and vice versa. In addition it has built on its strengths in security to add capabilities from the rest of the Micro Focus portfolio to deliver even more value for customers who have invested in its Host Connectivity products.

The Host Connectivity capabilities are extended by other products that provide legacy integration technologies that enable businesses to put their mainframe assets to work in new ways by exposing applications and data to modern development environments and business analytics systems. There are additional SSH based file transfer solutions that solve a range of tactical and strategic problems for securely transferring files of any size, enabling businesses to work seamlessly with partners and customers.

In Host Connectivity, Micro Focus will seek to build on its existing strengths in terms of technology and customer base combined with its innovations in security to establish a true leadership position.

IAS

This product set offers a broad set of proven solutions for Identity Governance and Administration, Access Management and Authentication, and Security Management. The Micro Focus Group’s customers span all sectors with particular strength in regulated industries, including healthcare, finance, government, retail, manufacturing, and energy. In addition, companies in non-regulated industries also implement its IAS products as a best practice for protecting intellectual property or other sensitive information, and to make their organizations more efficient.

Customers use the Identity Governance and Access, Identity Management and Authentication solutions to apply integrated policies across local, mobile, and Cloud environments to govern access to information, administer and manage the identity and access lifecycle of users, and demonstrate compliance with regulations or mandates. Micro Focus provides solutions that address identity lifecycle management, risk-based authentication, SSO, access governance, and multi-factor authentication.

The Security Management solutions build upon this identity-centric approach by integrating identity and other contextual information with security monitoring, ensuring organizations have the security intelligence they need, when they need it, to detect and respond to abnormal activity that signals a data breach or compliance gap. The Security Management solutions provide privileged user management, secure configuration management and visibility and control over user activities, security events, and critical systems across an organization to enable them to quickly address evolving threats.

Key trends driving growth in this area include the continued expansion and diversity of security threats to organizations and the growth of the resulting financial risk, the increasing demand for organizations to demonstrate that they have the processes in place to manage access, and the continued expansion of virtualization and Cloud deployments increasing the level of complexity of the applications and information over which organizations need to manage access and monitor activity. Additionally organizations have an opportunity to cost-effectively implement stronger authentication methods than traditional username/password to help minimize data breaches.

The IAS solutions are well suited to address these trends, using unique identity-powered technologies to help organizations govern and manage user privileges, facilitate and control access to applications and data, and monitor user and system activities. Through helping its customers balance between innovation and risk and by sharpening its focus in IAS, Micro Focus is well positioned for growth over the longer term.

Development & IT Operations Management Tools

This product set is the combination of the Application Development and Testing products from the original Micro Focus product portfolio, the Data Center Management and Workload Migration products from the heritage NetIQ brand; and the Endpoint Management software from the heritage Novell brand and the Serena Product Portfolio.

The Application Development and Testing products offer a range of DevOps solutions which span an organization’s software supply chain - from definition (requirements capture) through to delivery (testing and change management). Organizations competing in a global marketplace must deliver innovative applications that meet customer expectations anytime, anywhere. Greater agility is required as software teams rapidly adapt to the volume and velocity of evolving business requirements and the demand to work in more diverse environments including mobile and Cloud. Micro Focus’ Application Development and Testing solutions improve communication and collaboration between business, test, and development teams for continuous delivery of a superior applications and user experience across all its device and platform combinations.

The Data Center Management solutions integrate service management, application management and systems management to give organizations a holistic view of its IT environment and business services, enabling companies to manage increased complexity and capacity with the right balance of cost, risk and speed of execution. Micro Focus provides application performance management, IT process automation, business service management and systems management solutions.

The Workload Migration and Disaster Recovery product suite help organizations complete data center transformation and migration projects quickly and efficiently with automatic, unattended high-speed Physical-to-Virtual, Virtual-to-Virtual, or “Anywhere-to-Cloud” workload migrations. Additionally, its high-performance disaster recovery solutions offer warm-standby recovery speeds similar to mirroring but at low costs similar to tape backup for all server workloads: physical and virtual, Windows and Linux.

Additionally, the IT Operations Management Tools include the endpoint management products that enable IT staff to handle the complexities of securing and managing a large footprint of personal computers, Macs, tablets and smartphones to provide the proper working environment for each employee.

Using a unified management console, these tools enable all devices to be patched, compliant, secure and properly equipped. Due to the multifarious and complex nature of the user and system endpoints within today’s large organizations, this can be a burdensome and costly undertaking, and accordingly the toolset is both broad and deep. The capabilities include service desk; application virtualization; asset management; configuration management; software distribution; full disk encryption; mobile device management; and patch management.

The Micro Focus Group offers a broad set of solutions and capabilities for customers. The Micro Focus Group’s focus is on delivering the targeted innovation its customers need as they seek to solve complex, real world and ever changing challenges in building, operating and securing complex IT applications and infrastructure.

Collaboration & Networking

This product set has the balance of the Novell products together with CORBA from the original business of the Micro Focus Group and the GWAVA product portfolio.

Micro Focus’ collaboration products enable organizations to build and operate work environments that are more secure and easier to manage, regardless of how or where people work. The products form a complete collaboration solution that has long been praised by customers and industry watchers for security and reliability. Key capabilities include email, calendaring, instant messaging, contact management, task management; team workspaces with document management and workflows.

Collaboration brings people, projects, and processes together in one secure place to enhance team productivity and this fits closely with additional products that offer file, print, and networking services designed to enable organizations to securely print and share files both inside and outside their organization. The products can automate the configuration and management of “high availability” collaboration and networking servers, that are simple to resource, manage and maintain. Suitable for small workgroups right through to global enterprise deployments, the end-user value proposition includes dynamic file services which automates policies data storage, file access, secure file sharing, file reporting, mobile access and online, offline and mobile printing.

Fully distributed networking services such as centralized server management, secure file storage, and storage management, provide full enterprise distributed networking environment suitable for small workgroups right through to global enterprise deployments.

This product set also includes the CORBA-based network and data transport products which provide unrivalled functionality and performance to companies with a requirement for high speed and secure transfer of data between systems on their multi-platform networks. This technology is deployed across thousands of customers supporting more than a billion transactions per day.

The Micro Focus Group has delivered value to its customer base with these products for decades and is committed to delivering the practical innovation and support its customers want and need to continue to leverage these investments.

The Micro Focus Group expects to maintain its leadership positions in CDMS through products such as Visual COBOL and Enterprise Developer. In Host Connectivity, it will seek to build on its existing strengths in terms of technology and customer base combined with its innovations in security to establish a true leadership position. In Development & ITOM and Collaboration & Networking the strength of its existing franchises can be built upon through targeted innovation and customer engagement. By sharpening its focus in IAS it is well positioned to drive for growth over the longer term.

SUSE Product Portfolio

SUSE provides and supports enterprise-grade Linux and Open Source solutions with exceptional service, value and flexibility. For over 20 years SUSE has collaborated with partners and Open Source communities to innovate, adapt and secure Open Source technologies and create solutions for the world’s most compute-intensive and data intensive IT environments across physical, virtual, containerized and Cloud platforms.

Thousands of customers around the world rely on SUSE for their Open Source, software-defined infrastructure needs ranging from enterprise Linux to OpenStack private Cloud to software defined, distributed storage – all combined with comprehensive management capabilities.

By harnessing the power, reliability and flexibility of SUSE solutions, SUSE customers and partners are able to operate more efficiently, create new products and services faster and ultimately to compete better.

In a world of rapid and continuous technology change, SUSE customers can confidently embrace new development and operational models such as DevOps, Containers, IaaS and PaaS solutions while simultaneously leveraging the benefits of well-established mission critical paradigms and platforms.

The SUSE product portfolio comprises:

•	Open Source Software;
•	Enterprise Linux;
•	OpenStack Private Cloud;
•	Software-defined Storage; and
•	Systems Management.

Details of the five sub-portfolios are provided below.

Open Source Software

SUSE products and solutions are developed from Open Source technologies and brought to market with an Open Source business model. Open Source software source code is made available in the public domain under a number of different licensing models which fosters collaboration and rapid innovation by developers around the world working both as private individuals and from within many of the industry’s largest IT companies.

SUSE actively utilizes and engages in a wide range of Open Source projects and related industry initiatives where it works together with communities and partners to drive the new innovation and create meaningful industry standards. These projects include the Linux Foundation, OpenStack, Ceph, CloudFoundry, openHPC, OPNFV, Open Mainframe Project, Open Container Initiative and many more.

Enterprise Linux

Linux is one of the first and most successful Open Source software projects in the industry and has now become a well-established choice in the enterprise operating system market but also in numerous other use cases including mobile devices, IoT, Cloud computing, Big Data analytics and more. All of the industry’s major software-defined infrastructure innovations are being developed on and for the Linux operating system.

SUSE was the industry’s first provider of an enterprise distribution of the Linux operating system and is the preferred choice on platforms such as IBM z Systems and for workloads such as SAP applications and SAP HANA.

Some of the key drivers behind the continued demand for enterprise Linux solutions such as SUSE Linux Enterprise Server include:

•	UNIX to Linux migrations—the movement of workloads from proprietary UNIX operating systems on specialized hardware to Linux on industry standard hardware platforms but also IBM z Systems and Power;
•	Data center consolidation and virtualization—maximizing hardware investments by running multiple operating system instances on the same physical server;
•	Cloud computing infrastructure—the most prevalent OS for the Cloud infrastructure and also widely used as the OS for the workloads running on the private and public Clouds;
•	High performance computing—the world’s top supercomputing clusters and the growing use of high performance computing systems leverage the flexibility and performance of Linux operating systems; and
•	Software-defined innovations—Linux has become the de-facto standard OS for the industry’s infrastructure software innovations from IoT, Big Data analytics and software-defined storage, IaaS and private Cloud, containers and orchestration, PaaS, network functions virtualization and software-defined networking.

OpenStack Private Cloud

OpenStack has become the industry’s clear Open Source standard for IaaS Cloud with active engagement from a number of leading IT companies and enterprises. This technology provides a flexible alternative to proprietary solutions which both commercial companies and end-customer enterprises can directly engage with through the OpenStack project in addition to utilizing distributions such as SUSE OpenStack Cloud.

SUSE was a founding platinum member of the OpenStack Foundation and has held the Foundation’s board chair position since its creation. SUSE OpenStack Cloud’s streamlined installation capabilities, unattended upgrades, high availability features and support for all leading hyper-visors makes it an ideal choice for enterprise private Cloud.

Some of the key drivers creating demand for OpenStack private Cloud solutions such as SUSE OpenStack Cloud include:

•	Data center evolution to Serial Digital Interface—the next step beyond data center consolidation and virtualization is to embrace the flexibility and agility of Cloud capabilities such as self-service, direct integration with software-defined storage and networking;
•	On demand services and business agility—in a world that expects instant access to everything, the ability to rapidly stand up new products and services for both internal and external customers is essential to competing effectively; and
•	Cost and value—traditional solutions lag in innovation and do not bring the economic scalability in both capital expenditure and operating costs needed to support modern business models the way Open Source solutions can.

Software-defined Storage

Enterprises across most industry segments and sizes are struggling to control and manage the impact of rapid data growth at a time when effectively using information is rapidly becoming the key to competitive differentiation. With more data to store in increasingly large and complex formats for longer periods of time, traditional storage solutions are not able to adequately address all the use cases and needs.

SUSE Storage, built on Ceph technology, is a unique solution with resilient self-managing and self-correcting capabilities combined with flexibility to dynamically utilize both existing hardware as well as today’s latest industry standard hardware components.

Some of the key drivers creating demand for Open Source software-defined storage solutions like SUSE Storage include:

•	Large data growth—more data volume, complex, large data formats and requirements to keep data for longer periods of time for analytics and regulatory compliance;
•	Need for flexibility and elasticity—replacing traditional static storage appliances when more capacity is needed is simply not tenable in many cases. Enterprises require the ability to dynamically add capacity using industry standard hardware; and
•	Cost and value—traditional storage solutions are often not economically scalable when faced with the massive data growth, larger complex data formats and need for longer term storage.

Systems Management

For mid-sized or larger computing environments, comprehensive systems management is a critical factor that many enterprises still struggle to address. Considering the complexity of multiple hardware platforms, a wide variety of infrastructure technologies and the increasing use of combinations of on premise, hosted and public Cloud resources, the business challenges are significant as are the potential benefits.

SUSE Manager is designed with a deep understanding of today’s Linux-based, Open Source enterprise infrastructure technologies whether those are used on premise, virtualized or in a Cloud deployment. SUSE Manager is a powerful tool for integrated management and orchestrations of system provisioning, monitoring, configuration management, automated patching – all designed to support the most complex enterprise and supercomputing scale deployments.

The key drivers behind the demand for systems management solutions like SUSE Manager include:

•	Managing complexity—growth in systems (physical, virtual and Cloud) and new infrastructure technologies like IaaS, Containers, PaaS creates needs for new management methodologies (Development/Operations) and new tooling to manage effectively;
•	Maintaining security, SLAs and uptime—to be most effective, systems and servers, wherever they are deployed, must be secure and able to meet stringent SLAs with maximum uptime;
•	Reducing operating costs—the days of manual systems management processes are past for any enterprise that needs to also innovate and compete. Automation is essential to free up resources and control operating expenditure systems management costs; and
•	Meeting regulatory compliance requirements—to stay compliant, enterprises must have comprehensive monitoring, configuration management controls and remediation capabilities in place.

Product Research and Development

The Micro Focus Group invests heavily in product development and has seen significant enhancements to existing products and has accelerated the development of new products. New versions of products have been released each sub-portfolio in the past year. Through its market knowledge and close contact with customers, Micro Focus has sought to refine products to respond to the changing needs of the Micro Focus Group’s customers.

During the financial years ended April 30, 2015, April 30, 2016 and April 30, 2017, an aggregate of $162.3 million, $259.4 million and $    million, respectively, were charged to the consolidated statement of comprehensive income of the Micro Focus Group in respect of research and development expenditure. The Micro Focus Board intends to continue to focus investment in growth and core products and do not intend to dispose of declining products unless such products can achieve greater than the discounted cash flow they would generate in the ownership of the Enlarged Group.

INFORMATION ON HPE

HPE, a Delaware corporation formed in 2015, has its principal executive offices at 3000 Hanover Street, Palo Alto, California 94304.

HPE is a leading global provider of the technology solutions customers need to optimize their traditional IT while helping them build the secure, cloud-enabled, mobile-ready future that is uniquely suited to their needs. HPE conducts its business through its Enterprise Group, Software, Financial Services and Corporate Investments segments. The Enterprise Group provides a broad portfolio of enterprise technology solutions to address customer needs in building the foundation for the next generation of applications, web services and user experiences. HPE Software, which will be transferred to Seattle in the Reorganization and which is further described in the section entitled “Information on HPE Software,” provides big data platform analytics, application testing and delivery management, security and information governance and IT operations management solutions for businesses and other enterprises of all sizes. Financial Services provides flexible investment solutions for HPE’s customers—such as leasing, financing, IT consumption and utility programs—and asset management services that facilitate unique technology deployment models and the acquisition of complete IT solutions, including hardware, software and services from HPE and others. Corporate Investments includes Hewlett Packard Labs and certain business incubation projects, among others. As of April 1, 2017, HPE owned or leased approximately 18.5 million square feet of space worldwide, had operations in approximately 111 countries and employed approximately 81,000 people.

HPE’s internet address is www.hpe.com. The information contained on HPE’s website is not incorporated by reference into this information statement/prospectus and should not be considered part of this information statement/prospectus. HPE makes available on this website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials with or to the SEC. Investors may access these filings in the “Investor Relations” section of HPE’s website.

For a more detailed description of the business of HPE, please see HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016 filed with the SEC. The information contained on HPE’s filings and reports is not incorporated by reference into this information statement/prospectus and should not be considered part of this information statement/prospectus.

INFORMATION ON HPE SOFTWARE

Pursuant to the Reorganization and prior to the Distribution and the Merger, HPE will transfer HPE Software to Seattle, a wholly owned subsidiary of HPE, as further described elsewhere herein.

Overview

HPE Software provides big data platform analytics, application testing and delivery management, security and information governance and IT operations management solutions for businesses and other enterprises of all sizes. HPE Software’s offerings include licenses, support, professional services and SaaS.

Business Segments, Products and Services

HPE Software consists of one reportable segment which engages in the development and sale of software solutions. HPE Software organizes its business into the following four product groups:

Big Data Platform Analytics

HPE Software’s Big Data Platform Analytics product group provides a full suite of software designed to help organizations capture, store, explore, analyze, protect and share information and insights within and outside their organizations to improve business outcomes. HPE Software’s Big Data suite includes HPE Vertica, an analytics database technology for machine, structured and semi-structured data; and HPE IDOL, an analytics tool for unstructured information, including audio, video and text.

Application Testing and Delivery Management

HPE Software’s Application Testing and Delivery Management product group provides software that enables organizations to deliver high-performance applications, accelerating the application delivery life cycle and automating the testing processes to ensure the quality and scalability of desktop, web, mobile and cloud-based applications.

Security and Information Governance

HPE Software’s Security and Information Governance product group provides comprehensive solutions that span security and risk management, with a focus on protecting users, applications and data, while also enabling customers to manage risks and meet legal obligations. HPE Software’s Security and Information Governance software is designed to disrupt fraud, hackers and cyber criminals by testing and scanning software and websites for security vulnerabilities, improving network defenses and security, implementing security controls, safeguarding data at rest, in motion and in use (regardless of where software and data reside) and providing security intelligence, analytics and information management to identify threats and manage risk. HPE Software’s information governance software provides solutions for archiving, data protection, eDiscovery and enterprise content management. The combination of HPE Software’s Security and Information Governance offerings allow it to deliver unique offerings that address its customers’ evolving data needs.

IT Operations Management

HPE Software’s IT Operations Management product group provides the software required to automate routine IT tasks and to pinpoint IT problems as they occur, helping enterprises to reduce operational costs and improve the reliability of applications running in a traditional, cloud or hybrid environment.

Sales, Marketing and Distribution

HPE Software has over 30,000 customers worldwide, including 98 of the Fortune 100 companies. HPE Software’s customers are organized by commercial and large enterprise groups, including business and public sector enterprises, and purchases of solutions and services may be fulfilled directly by HPE Software or indirectly through a variety of partners, including:

•	resellers that sell HPE Software’s products and services, frequently with their own value-added products or services, to targeted customer groups;
•	distribution partners that supply HPE Software’s solutions to resellers;

•	original equipment manufacturers (“OEMs”) that integrate HPE Software’s services with their own products and services, and sell the integrated solution;
•	independent software vendors that provide their clients with specialized software products and often assist HPE Software in selling its products and services to clients purchasing their products;
•	systems integrators that provide expertise in designing and implementing custom IT solutions and often partner with HPE Software to extend their expertise or influence the sale of HPE Software’s products and services; and
•	advisory firms that provide various levels of management and IT consulting, including systems integration work, and typically partner with HPE Software on client solutions that require HPE Software’s products and services.

The mix of HPE Software’s business conducted by direct sales or channel differs substantially by customer type and region. HPE Software believes that customer buying patterns and different regional market conditions require HPE Software to tailor sales and marketing efforts accordingly. HPE Software is focused on driving the depth and breadth of its coverage, in addition to identifying efficiencies and productivity gains, in both direct and indirect businesses.

International

HPE Software’s products are available worldwide. HPE Software believes this geographic diversity allows HPE Software to meet demand on a worldwide basis for customers, draws on business and technical expertise from an international workforce, provides stability to operations, provides revenue streams that may offset geographic economic trends and offers HPE Software an opportunity to access new markets for its maturing products. HPE Software believes that its broad geographic presence gives HPE Software a solid base on which to build future growth.

Approximately 49% of HPE Software’s overall net revenue in the financial year ended October 31, 2016 came from outside the United States.

Research and Development

HPE Software’s research and development efforts are focused on designing and developing products, services and solutions that anticipate customers’ changing needs and desires and emerging technological trends. These efforts are also focused on identifying the areas where HPE Software believes it can make a unique contribution and where partnering with other leading technology companies will leverage HPE Software’s cost structure and maximize customers’ experiences.

Expenditures for research and development were $603 million in the financial year ended October 31, 2016, $670 million in the financial year ended October 31, 2015 and $673 million in the financial year ended October 31, 2014.

Patents

HPE Software’s general policy is to seek patent protection for those inventions likely to be incorporated into products and services or where obtaining such proprietary rights will improve HPE Software’s competitive position. HPE Software’s worldwide patent portfolio includes approximately 2,000 granted patents and pending patent applications.

Patents generally have a term of up to 20 years from the date they are filed. As HPE Software’s patent portfolio has been built over time, the remaining terms of the individual patents across the patent portfolio vary. HPE Software believes that its patents and patent applications are important for maintaining the competitive differentiation of its products and services, enhancing its freedom of action to sell products and services in markets in which HPE Software chooses to participate, and maximizing its return on research and development investments. No single patent is in itself essential to the business as a whole.

Backlog

HPE Software believes that any backlog is not a meaningful indicator of future business prospects due to its diverse product and service portfolio. Therefore, HPE Software believes that backlog information is not material to an understanding of its overall business.

Seasonality

General economic conditions have an impact on HPE Software’s business and financial results. From time to time, the markets in which HPE Software sells services and solutions experience weak economic conditions that may negatively affect sales. HPE Software experiences some seasonal trends in the sale of services and solutions. For example, European sales are often weaker in the summer months.

Government Contracts

As is typical in the public sector space in the United States, the U.S. government has the unilateral right, with respect to HPE Software’s contracts with the U.S. government, to exercise option years extending the period of performance as well as the right to terminate for convenience, with recovery of HPE Software’s costs available through termination settlement provisions under applicable federal regulations.

Competition

HPE Software has a broad portfolio of enterprise software and solutions. HPE Software believes it is among the leaders in the industry. Nevertheless, HPE Software encounters strong competition. HPE Software competes primarily on the basis of technology, innovation, performance, price, quality, reliability, brand, reputation, distribution, range of services, account relationships, customer training, service and support, security and the availability of its offerings.

The markets in which HPE Software operates are characterized by rapidly changing customer requirements and technologies. HPE Software designs and develops enterprise IT operations management software in competition with IBM, CA Technologies, Inc., VMware, BMC Software, Inc. and others. HPE Software’s application testing and delivery management software competes with products from companies like IBM, Microsoft, CA Technologies, and Atlassian Corporation Plc. HPE Software’s big data platform analytics solutions compete with products from companies like IBM, Dell, Open Text Corporation, Oracle and Symantec Corporation. HPE Software also delivers enterprise security/risk intelligence solutions that compete with products from Dell, IBM, Cisco and Splunk Inc. HPE Software’s information governance offerings, incorporating both structured and unstructured data, compete with products from companies like Veritas Technologies and Dell. As customers are becoming increasingly comfortable with newer delivery mechanisms such as SaaS, HPE Software is facing competition from smaller, less traditional competitors, particularly for customers with smaller IT organizations. HPE Software differentiates itself from such competitors based on the breadth and depth of its software and services portfolio and the scope of HPE Software’s market coverage.

Environment

HPE Software’s operations are subject to regulation under various U.S. federal, state and local laws and foreign laws concerning the environment, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the clean-up of contaminated sites. HPE Software could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, and third-party damage or personal injury claims, if HPE Software were to violate or become liable under environmental laws.

HPE Software is committed to maintaining compliance with all environmental laws applicable to its operations and services and to reducing the environmental impact of its business. HPE Software meets this commitment with a comprehensive environmental, health and safety policy and management of its operations and services.

Environmental costs and accruals are presently not material to HPE Software’s operations, cash flows or financial position. Although there is no assurance that existing or future environmental laws will not have a material adverse effect on HPE Software’s operations, cash flows or financial condition, HPE Software does not currently anticipate material capital expenditures for environmental control facilities.

Employees

HPE Software had approximately 12,200 regular active employees as of October 31, 2016. Upon Closing, HPE Software’s total headcount will also include certain staff transferring from HPE’s global marketing team and central corporate functions in the Separation. Including these employees, HPE Software would have had approximately 16,900 employees as of October 31, 2016.

Properties

As of October 31, 2016, HPE Software owned or leased approximately 1.076 million square feet of space worldwide, including areas occupied by staff in central functions supporting HPE Software. HPE Software believes that its existing properties are in good condition and are suitable for the conduct of its business.

Principal Executive Offices

HPE Software’s principal executive offices are located at 3000 Hanover Street, Palo Alto, California, 94304, United States of America.

Product Development, Services and Manufacturing

The locations of HPE Software’s major and significant facilities are as follows:

Major Facilities

Americas

•	Sunnyvale, CA, United States
•	Austin, TX, United States

Asia Pacific

•	Bangalore, India
•	Shanghai, China

Europe, Middle East, Africa

•	Yehud, Israel

Significant Facilities

Americas

•	Heredia, Costa Rica
•	Cambridge, MA, United States

Asia Pacific

•	Bangalore, India
•	Chennai, India

Europe, Middle East, Africa

•	Prague, Czech Republic
•	Cluj-Napoca, Romania
•	Sofia, Bulgaria
•	Boeblingen, Germany
•	Bracknell, United Kingdom

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and Hewlett Packard Enterprise Company

This purported class and collective action was filed on August 18, 2016 and an amended (and operative) complaint was filed on December 19, 2016 in the United States District Court for the Northern District of California, against HP Inc. and Hewlett Packard Enterprise Company alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by an HP entity pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012.

Delaney and Haragos v. Hewlett-Packard Company and HP Enterprise Services, LLC

This purported California class action was filed on April 22, 2016 and a second (and operative) amended complaint was filed on September 2, 2016 in California Superior Court (San Diego County) against Hewlett-Packard Company, HP Inc., and Hewlett Packard Enterprise Services, LLC, alleging defendants violated the California Fair Employment and Housing Act and the California Unfair Competition Code by disproportionately laying off employees who were 40 or older and replacing them with younger workers. Plaintiff Haragos seeks to represent a Federal Rule of Civil Procedure Rule 23 state-law class comprised of all California employees who were terminated by defendants pursuant to a WFR plan between April 22, 2012 and the present. Plaintiff Delaney’s claims were voluntarily dismissed effective November 28, 2016. On January 26, 2017, the court granted defendants’ motion to compel plaintiff Haragos to arbitration. Pursuant to the terms of Mr. Haragos’ WFR release, the parties engaged in mediation on March 1, 2017 and reached a confidential settlement of Haragos’ individual claims. On March 28, 2017, the court dismissed Haragos’ class claims without prejudice.

Wall v. Hewlett Packard Enterprise Company and HP Inc.

This certified California class action and Private Attorney General Act action was filed against Hewlett-Packard Company on January 17, 2012 and the fifth (and operative) amended complaint was filed against HP Inc. and Hewlett Packard Enterprise Company on June 28, 2016. The complaint alleges that the defendants paid earned incentive compensation late and failed to timely pay final wages. On August 9, 2016, the court ordered the class certified without prejudice to a future motion to amend or modify the class certification order or to decertify. Trial is set to begin on May 22, 2017.

Realtime Data LLC

Realtime Data LLC (“Realtime”) filed three patent infringement actions in the Eastern District of Texas against HPE. The first was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services and Oracle (“Oracle matter”) and accuses HP’s Proliant servers running Oracle’s Solaris, HPE’s StoreOnce, and HPE’s Vertica. Oracle has agreed to indemnify HPE for all claims against HPE related to Oracle’s Solaris, including databases running Solaris with the ZFS file system on HP ProLiant servers. Following a March 23, 2017 mediation, Oracle and Realtime reached a settlement. It is unclear whether their agreement has been finalized. No stipulated judgment or joint motion to dismiss has been filed to date, although the parties notified the Court that an agreement has been reached in principle. The second lawsuit was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services, and SAP America Inc., Sybase Inc. (“SAP matter”) and accuses HP’s Converged Systems running SAP Hana. SAP agreed to indemnify HPE and HPES for the SAP related products. On June 16, 2016, SAP reached a settlement agreement with Realtime, which led to the dismissal of all of HPE’s products indemnified by SAP. The third lawsuit was filed on February 26, 2016 (amended on August 15, 2016) against Hewlett Packard Enterprise Company, HP Enterprise Services, and Silver Peak Systems, Inc. (“Silver Peak”), and accuses HPE’s StoreOnce, 3Par StoreServe, Connected MX, Connected Backup, and LiveVault. On November 17, 2016, the Magistrate Judge granted HPE and Realtime’s joint motion to sever and consolidate the Oracle and Silver Peak matters. There are seven patents asserted in the remaining lawsuits. The patents generally relate to data compression techniques used to conserve storage space. HPE and the joint defense group have filed several inter partes review petitions with the Patent Trial and Appeal Board on all seven asserted patents. On February 3, 2017, the Magistrate Judge granted HPE’s Motion to Stay Pending Inter Partes Review.

BOARD OF DIRECTORS AND MANAGEMENT OF MICRO FOCUS AFTER THE MERGER

Introduction

Following Closing, Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer, respectively, of the Enlarged Group. Chris Hsu, who is currently Executive Vice President and General Manager of HPE Software as well as Chief Operating Officer at HPE, will become the Chief Executive Officer of the Enlarged Group at Closing and Stephen Murdoch, who is the current Chief Executive Officer of Micro Focus, will become the Chief Operating Officer of the Enlarged Group at Closing. Nils Brauckmann will continue as Chief Executive Officer of SUSE following Closing.

With effect from Closing until the second annual general meeting of the Micro Focus Shareholders that occurs after Closing, HPE will have the right to nominate (i) one new Non-Executive Director who is a serving executive of HPE to the Micro Focus Board and (ii) one-half of the Micro Focus Board’s independent Non-Executive Directors, in each case, subject to approval of the Nomination Committee. The current Nomination Committee has approved the appointments of John Schultz (as the HPE Nominated Director who is a serving executive of HPE and is not independent) with effect from Closing, and Silke Scheiber and Darren Roos as independent Non-Executive Directors with effect from May 15, 2017. In accordance with the Merger Agreement, a further independent HPE Nominated Director will be appointed following Closing.

Until Micro Focus’ second annual general meeting following Closing, any HPE Nominated Director who ceases to be a director of Micro Focus may be replaced by HPE, subject to approval of the Nomination Committee and (except in the case of the HPE Nominated Director who is a serving executive of HPE) such replacement being able to be classified as independent under the U.K. Corporate Governance Code.

As a result of the proposed appointments to the Micro Focus Board, immediately following Closing it is expected the Micro Focus Board will comprise 10 directors, five of whom will be independent Non-Executive Directors under the U.K. Corporate Governance Code. Once an additional independent HPE Nominated Director is appointed following Closing, this will increase the total number of directors to 11 and the number of independent Non-Executive Directors to six. The Non-Executive Directors possess a wide range of skills and experience relevant to the development of the Micro Focus Group and the Enlarged Group, which complement those of the Executive Directors.

Members of the Board of Directors and Executive Officers of the Enlarged Group

Name	Age	Position
Kevin Loosemore	58	Executive Chairman, Director
Christopher Hsu	47	Chief Executive Officer, Director
Mike Phillips	54	Chief Financial Officer, Director
Stephen Murdoch	50	Chief Operating Officer
Nils Brauckmann	53	Chief Executive Officer, SUSE, Director
Sue Barsamian	57	Sales and Marketing
John Delk	55	Head of Product Development
Jane Smithard	62	Group General Counsel and Company Secretary
Martin Taylor	63	Chief Information Officer
Rob Ebrey	42	Head of Tax and Treasury
Suzanne Chase	54	Director of Internal Audit and Risk
Paul Rodgers	53	Group Business Operations and Integration Director
Karen Slatford	60	Senior Independent Non-Executive Director
Richard Atkins	65	Independent Non-Executive Director
Amanda Brown	48	Independent Non-Executive Director
Silke Scheiber	44	Independent Non-Executive Director
Darren Roos	41	Independent Non-Executive Director
John Schultz	53	Non-Executive Director (Non-Independent)

Profiles of the Executive Directors and Executive Officers

Kevin Loosemore, Executive Chairman and Director: Kevin is our Executive Chairman and a member of the Micro Focus Board. He was appointed non-executive Chairman of Micro Focus in 2005 and Executive Chairman in April 2011.

Mr. Loosemore was previously non-executive Chairman of Morse plc, a non-executive director of Nationwide Building Society and a non-executive director of the Big Food Group plc. His most recent executive roles were as Chief Operating Officer of Cable & Wireless plc, President of Motorola Europe, Middle East and Africa and before that, he was Chief Executive of IBM U.K. Limited.

He has a degree in politics and economics from Oxford University.

Christopher Hsu, Chief Executive Officer: Mr. Hsu will be Chief Executive Officer of the Enlarged Group following Closing. Mr. Hsu has served as Executive Vice President and Chief Operating Officer for HPE since November 2015 and General Manager, HPE Software since September 2016. Prior to that, he served as Senior Vice President, Organizational Performance and Hewlett Packard Enterprise Separation Leader at Hewlett-Packard Company from May 2014 to November 2015. Prior to joining Hewlett-Packard Company, he served as Managing Director at Kohlberg Kravis Roberts (“KKR”), an investment firm, from December 2013 to May 2014 and as Director of KKR Capstone, a consulting firm, from November 2008 to December 2013.

Mike Phillips, Chief Financial Officer: Mr. Phillips is our Chief Financial Officer and a member of the Micro Focus Board, positions he has held since joining Micro Focus on September 7, 2010.

Mr. Phillips was previously Chief Executive Officer at Morse plc, following his initial role as Group Finance Director. Mr. Phillips left Morse plc in July 2010 following the turnaround and successful corporate sale to 2e2 in June 2010.

From 1998 to 2007, Mr. Phillips was Group Finance Director at Microgen plc and played a lead role in its transformation to an international software and services business with sustainable and profitable growth.

Earlier roles include seven years of corporate finance work at Smith & Williamson, as well as two years at PricewaterhouseCoopers where he led the U.K. technology team, reporting to the global Head of Corporate Finance for the Technology Sector. Mike began his career at Peat Marwick Mitchell & Co (now KPMG). Mr. Phillips was a non-executive director of Parity Group plc from November 2011 to September 2013.

Stephen Murdoch, Chief Operating Officer: Mr. Murdoch will be Chief Operating Officer of the Enlarged Group following Closing. Mr. Murdoch is currently our Chief Executive Officer, Micro Focus and a member of the Micro Focus Board, positions he has held since February 1, 2016. Before his appointment as CEO, Micro Focus Mr. Murdoch served as General Manager of Products and Marketing Strategy from November 2012 to April 2014 and then as Chief Operating Officer from April 2014 to February 2016.

Mr. Murdoch has a 25-year track record of success in the IT industry, spanning hardware, software, and services. He has held senior executive positions in general management, sales, and strategy with IBM and Dell. Most recently, he was the General Manager of Europe, Middle East, & Africa for Dell’s Public Sector and Large Commercial Enterprise business unit.

Nils Brauckmann, Chief Executive Officer, SUSE division: Mr. Brauckmann is our Chief Executive Officer, SUSE and a member of the Micro Focus Board. Nils has led SUSE since May 2011 and was appointed to the Micro Focus Board on February 1, 2016.

Prior to this, Mr. Brauckmann gained more than 20 years of management and leadership experience in the IT industry, serving in cross-functional and international management positions in companies such as WRQ (acquired by the Attachmate Group in 2004), Novell, and Siemens Nixdorf, where he started his technology career.

Sue Barsamian, Sales and Marketing: Sue Barsamian joined HPE in 2006 and is currently the Chief Sales and Marketing Officer at HPE Software and previously served as SVP & General Manager of Enterprise Security Products. Ms. Barsamian served as Vice President of Go to Market at Mercury which was acquired by HPE in 2006. Ms. Barsamian graduated with a Bachelor of Science degree with honors in electrical engineering from Kansas State University and completed her post-graduate studies at the Swiss Federal Institute of Technology.

John Delk, Head of Product Development: Mr. Delk has been responsible for Product Development at Micro Focus since February 2015. He joined Micro Focus as part of the acquisition of the Attachmate Group where he was Vice President of Product Management and Marketing at NetIQ. Prior to that he spent seven years in various leadership positions at Novell in Product Management, Sales and Services. Mr. Delk has over 32 years of experience in the IT industry working for various companies, including roles as a Managing Partner at BearingPoint/KPMG Consulting and a Vice President at EDS. He holds a Masters Degree in Computer Science from Georgia Institute of Technology and a Bachelors Degree from Furman University with a double major in Mathematics and Computer Science.

Jane Smithard, Group General Counsel and Company Secretary: Ms. Smithard is Company Secretary of Micro Focus and was named General Counsel of Micro Focus in May 2006. She has worked with Micro Focus for over 15 years providing a wide range of legal services. Ms. Smithard qualified as a barrister, having been called to the Bar of England and Wales in 1982. She also has a BA (Honours) in Law, a postgraduate diploma in European Law from Kings College London and is a Fellow of the Chartered Institute of Arbitrators.

Martin Taylor, Chief Information Officer: Mr. Taylor has over 35 years’ experience in leading global companies through IT driven change in a wide variety of business sectors and geographies. He started his career with British Airways, then worked 10 years with Mars, followed by a series of Global CIO positions with Courtaulds plc, EMI Music, Cable & Wireless, LCH Clearnet, and G4S. He has also worked in senior advisory roles for the U.K. Government’s Home Office, Tata Consulting Services and Barclaycard. He has a degree in English Literature from Cambridge University.

Suzanne Chase, Director of Internal Audit and Risk: Mrs Chase is our Director of Internal Audit and Risk. She is a Solicitor with over 30 years expertise in M&A, governance, compliance, risk and assurance. Previous positions held have been Group General Counsel at Wickes plc, Group General Counsel and Company Secretary at The Big Food Group plc, General Counsel and Company Secretary at Morse plc, General Counsel and Company Secretary at Parity Group plc and Compliance Partner at King Sturge LLP (now part of JLL). She has a B.A. Hons degree in Combined Arts from University of Leicester, attended The College of Law, worked in private practice at D J Freeman and is a member of The Law Society of England and Wales.

Rob Ebrey, Head of Tax and Treasury: Mr. Ebrey has been responsible for the Tax and Treasury functions of Micro Focus since June 2009 and was also responsible for the internal audit and risk function until December 2016. Mr. Ebrey joined the group in June 2006 as Group Financial Controller, having previously been Group Financial Controller of Fibernet Group plc for 5 years. Mr. Ebrey trained as a Chartered Accountant in the audit practice of Chantrey Vellacott DFK, before subsequently joining the audit practice of Arthur Andersen, focussing on the technology sector. He holds a BA (Honors) in Business Economics from Durham University.

Paul Rodgers, Group Business Operations and Integration Director: Mr. Rodgers became the Micro Focus Group Business Operations and Integration Director in February 2016 and was previously HR Director for Micro Focus since April 2008. Prior to joining the Micro Focus Group, Mr. Rodgers was the Managing Director of a successful executive HR consultancy business for 4 years, with clients such as Dell, Unilever, Yahoo, and Sainsbury’s. He has further large corporate experience, including having previously been the Group HR Director for Cable & Wireless and spending 17 years in IBM covering various senior roles, such as HR Director for U.K. & Ireland; Sales Operations Director for the European PC Division and Project Management Executive within the Global Services Division. He holds a BSc (Honors) in Computer Science from the University of Ulster and a Masters of Business Administration.

Profiles of the Non-Executive Directors

Karen Slatford, Senior Independent Non-Executive Director: Mrs. Slatford is Chair of Draper Esprit plc, an AIM listed venture capital firm, The Foundry, a leading special effects software Company, ECI-Debitoor, which produces cloud-based accounting software for freelancers and small businesses and Citation Ltd, which provides HR and Health and Safety support to small and medium-sized enterprises. Mrs. Slatford is also non-executive director of Intelliflo Ltd and Accesso Technology Group plc. Mrs. Slatford began her career at ICL before spending 20 years at Hewlett-Packard Company, where in 2000 she became Vice President and General Manager Worldwide Sales & Marketing for the Business Customer Organization, responsible for sales of all Hewlett-Packard products, services and software to business customers globally. Mrs. Slatford holds a BA Honours degree in European Studies from Bath University and a Diploma in Marketing.

Richard Atkins, Independent Non-Executive Director: Mr. Atkins is Chairman of Acora, an IT Services outsourcing company; Entanet International, a wholesale voice and data communications company; Sub 10 Systems, a designer and manufacturer of wireless ethernet bridges; and Miles 33, a publishing software company. He is also a non-executive director at Aon, the U.K.’s largest insurance broker.

He has spent the majority of his career within the IT industry. Previously, he was a Director at Data Sciences where he led its leveraged buyout from Thorn EMI in 1991 and then managed its successful sale to IBM in 1996. His final role at IBM was as General Manager for IBM Global Services Northern Europe where he was also a member of the IBM worldwide Senior Leadership Team. Since leaving IBM in 2005 he has acted as a non-executive director for several companies including Compel, Message Labs, Global Crossing, Morse and Easynet. Mr. Atkins qualified as a Chartered Accountant with EY.

Amanda Brown, Independent Non-Executive Director: Ms. Brown is currently Group Human Resources Director at Hiscox Ltd, a FTSE 250 business and specialist insurer with offices in 14 countries.

Ms. Brown has more than 20 years of international HR experience in a variety of industries, including consumer goods, leisure, hospitality, and financial services. Prior to Hiscox, Ms. Brown held a number of leadership roles with Mars, PepsiCo, and Whitbread plc. She has expertise in human resources, remuneration strategy, and managing organizations through periods of significant change.

Silke Scheiber, Independent Non-Executive Director: Ms. Scheiber was an investment professional at Kohlberg Kravis Roberts & Co. Partners LLP, London, UK from July 1999 and became a member in 2012. She retired from KKR in 2015. Prior to KKR, Ms. Scheiber worked at Goldman, Sachs & Company oHG, Frankfurt, Germany from 1996 to 1999. Silke, who is Austrian, graduated from the University of St. Gallen, Switzerland. Ms. Scheiber was previously a former director of Kion Group AG, Germany and WMF AG, Germany and is a current director of CNH Industrial N.V., the Netherlands.

Darren Roos, Independent Non-Executive Director: Mr. Roos is a technology leader who has spent nearly 20 years building businesses worldwide. Mr. Roos, who is South African, spent nine years with Software AG and served on its board. Over the past three years with SAP, he has been responsible for the SAP Northern European business. Mr Roos is currently the President of SAP’s S/4HANA ERP Cloud business, where he guides SAP’s customers on their journey to innovation through digital transformation.

John Schultz, Non-Executive Director (Non-Independent): Mr. Schultz has served as Executive Vice President, General Counsel and Secretary of HPE since November 2015. Prior to that, Mr. Schultz performed a similar role at Hewlett-Packard Company from April 2012 to November 2015. Previously, he served as Deputy General Counsel for Litigation, Investigations and Global Functions at Hewlett-Packard Company from September 2008 to April 2012. From March 2005 to September 2008, Mr. Schultz was a partner in the litigation practice at Morgan, Lewis & Bockius LLP, a law firm, where, among other clients, he supported Hewlett-Packard Company as external counsel on a variety of litigation and regulatory matters.

The Micro Focus Board

Through its commitment to the highest standards of corporate governance, the Micro Focus Board endorses and supports the essential elements of the U.K. Corporate Governance Code. Apart from a limited exception as explained below, Micro Focus complies with the U.K. Corporate Governance Code and, subject to such exception, the Micro Focus Board intends to continue to comply with U.K. Corporate Governance Code following Closing.

In accordance with the U.K. Corporate Governance Code, all directors are subject to election by the Micro Focus Shareholders at the first annual general meeting of Micro Focus after their appointment, and, thereafter, are subject to election on an annual basis. The Micro Focus Board has agreed procedures for directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the directors to take such advice at Micro Focus’ expense. In addition, all the directors have direct access to the advice and services of the Micro Focus Group Company Secretary. The Company Secretary is accountable to the Micro Focus Board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that the Micro Focus Board procedures are followed and all rules and regulations are complied with. Any new director receives a comprehensive, formal and tailored induction into Micro Focus’

operations. The directors can request that appropriate training is available as required. New directors’ inductions include briefings on Micro Focus’ business, strategy, constitution and decision making process, the roles and responsibilities of a director and the legislative framework for action by the Micro Focus Board. New directors also meet with senior product and other managers.

As part of its leadership and control of Micro Focus, the Micro Focus Board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the Micro Focus Board reviews progress of the Micro Focus Group (and following Closing, will review progress of the Enlarged Group) towards its objectives and monitors financial progress against budget.

The Micro Focus Board schedules meetings on a regular basis approximately every two months, with additional meetings when circumstances and business dictate. In the financial year ended April 30, 2017, there were 14 formally scheduled board meetings.

All directors receive an agenda and board papers in advance of meetings to help them make an effective contribution at the meetings. The Micro Focus Board makes use of appropriate technology as a means of updating and informing all its members. Board papers are circulated electronically to a tablet device, allowing directors to access documentation more easily and securely. The Executive Directors ensure regular informal contact is maintained with Non-Executive Directors.

The Micro Focus Board undertakes a formal and rigorous process for the evaluation of its own performance and that of its committees and individual directors (including the Executive Chairman), as required by the U.K. Corporate Governance Code.

Board Committees

Micro Focus has established audit, nomination and remuneration committees, with written terms of reference for each that deal with their respective authorities and duties. The full terms of reference of all the committees are available upon request from the Micro Focus Group Company Secretary or can be viewed on Micro Focus’ website at http://investors.microfocus.com/corporate-governance.

Audit Committee

The Audit Committee is comprised entirely of independent Non-Executive Directors. Prior to Closing, it is chaired by Richard Atkins and the other members are Karen Slatford and Amanda Brown. Following Closing, the Audit Committee will be chaired by Richard Atkins and the other members will be Amanda Brown, Silke Scheiber and the additional HPE Nominated Director, who will be an independent Non-Executive Director, to be appointed following Closing.

The Audit Committee is expected to meet not less than four times in each financial year and met eight times during the financial year to April 30, 2017.

The Audit Committee is responsible for, among other things:

•	reviewing the annual accounts and interim reports prior to submission to the full Micro Focus Board for approval;
•	overseeing the relationship with Micro Focus’ auditor, ensuring the independence and objectivity of the auditor (taking into account U.K. professional and regulatory requirements and the relationship with the audit firm as a whole) and considering audit fees and fees for other non-audit work;
•	reporting to the Micro Focus Board on its proceedings, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;
•	monitoring the integrity of the financial statements of Micro Focus and ensuring that the interests of shareholders are properly protected in relation to financial reporting and internal control;
•	reviewing the effectiveness of Micro Focus’ internal controls and risk management systems;

•	reviewing Micro Focus’ procedures for preventing and detecting fraud, Micro Focus’ systems and controls for the prevention of bribery, the adequacy and effectiveness of Micro Focus’ anti money laundering systems and Micro Focus’ arrangements for its employees to raise concerns about possible wrongdoing in financial reporting or other matters; and
•	monitoring and reviewing the need for, and the effectiveness of, Micro Focus’ internal audit function in the context of Micro Focus’ overall risk management system.

Nomination Committee

The Nomination Committee is comprised of entirely independent Non-Executive Directors. Prior to Closing, it is chaired by Karen Slatford and the other members are Richard Atkins and Amanda Brown. Following Closing, the Nomination Committee will be chaired by Karen Slatford and the other members will be Richard Atkins, Darren Roos and the additional HPE Nominated Director, who will be an independent Non-Executive Director, to be appointed following Closing.

The Nomination Committee is expected to meet not less than twice in each financial year and met 12 times during the financial year ended April 30, 2017.

The Nomination Committee is responsible for, among other things:

•	reviewing the structure, size and composition (including the skills, knowledge and experience) required of the Micro Focus Board and making recommendations to the Micro Focus Board with regard to any changes;
•	identifying and nominating, for the approval of the Micro Focus Board, candidates to fill Micro Focus Board vacancies as and when they arise;
•	giving full consideration to succession planning for directors and other senior executives of Micro Focus;
•	keeping under review the leadership needs of Micro Focus, both executive and non- executive, with a view to ensuring the continued ability of the organization to compete effectively in the market place; and
•	reviewing annually the time required from Non-Executive Directors and evaluating whether they are spending enough time to fulfil their duties.

Remuneration Committee

The Remuneration Committee is comprised entirely of independent Non-Executive Directors. Prior to Closing, it is chaired by Amanda Brown and the other members are Richard Atkins and Karen Slatford. Following Closing, the Remuneration Committee will be chaired by Amanda Brown and the other members will be Karen Slatford, Darren Roos and Silke Scheiber.

The Remuneration Committee is expected to meet not less than four times in each financial year and met eight times during the financial year ended April 30, 2017.

The Remuneration Committee is responsible for, among other things:

•	determining and agreeing with the Micro Focus Board the framework or broad policy for the remuneration of Micro Focus’ and SUSE’s Chief Executive Officers, Executive Chairman, the Executive Directors, Group Company Secretary and other members of the executive management team;
•	determining the total individual remuneration package of each Executive Director and other senior executives including bonuses, incentive payments and share options or other share awards;
•	determining the policy for, and scope of, pension arrangements for each Executive Director and other senior executives;
•	approving the design of, and determining targets for any performance-related pay schemes operated by Micro Focus, and approving the total annual payments made under such schemes;
•	reviewing the design of all share incentive plans for approval by the Micro Focus Board and Micro Focus Shareholders;
•	overseeing any major changes in employee benefit structures throughout the Micro Focus Group (and, following Closing, the Enlarged Group); and

•	reviewing the ongoing appropriateness and relevance of the Remuneration Policy.

Micro Focus’ policy on the remuneration of Executive Directors is established by the Remuneration Committee and approved by Micro Focus Shareholders every three years in line with U.K. remuneration disclosure rules. The individual remuneration packages of each Executive Director are determined by the Remuneration Committee in accordance with the Remuneration Policy.

The remuneration of Non-Executive Directors is a matter for the Chairman and the Executive Directors. No Director or employee participates in discussions relating to the setting of their own remuneration.

The objective of Micro Focus’ remuneration policies is that all employees, including Executive Directors, should receive appropriate remuneration for their performance, responsibility, skills and experience. Remuneration packages are designed to enable the Micro Focus Group (and, following Closing, the Enlarged Group) to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of performance for Micro Focus in line with the best interests of Micro Focus Shareholders.

It is intended that an appropriate and significant proportion of remuneration of the Executive Directors will continue to be performance-related.

Compliance with the U.K. Corporate Governance Code

Micro Focus complies with the provisions of the U.K. Corporate Governance Code, except that, as of the date of this information statement/prospectus, Kevin Loosemore exercises the role of Executive Chairman alongside Stephen Murdoch who is Chief Executive Officer of Micro Focus and Nils Brauckmann who is Chief Executive Officer of SUSE. Stephen Murdoch will become Chief Operating Officer with effect from Closing and Nils Brauckmann will continue as Chief Executive Officer of SUSE.

Kevin Loosemore (formerly Non-Executive Chairman) was appointed to the role of Executive Chairman on April 14, 2011. It was previously announced that Kevin would continue as Executive Chairman until at least April 2018 with responsibility for the delivery of strategy; the benefits to Micro Focus Shareholders of the Transactions; mergers and acquisitions activities and investor relations.

The Nomination Committee and the Micro Focus Board consider that the combined role of an Executive Chairman is in the interests of Micro Focus Shareholders in order to utilize the proven leadership qualities and significant experience of Kevin Loosemore to ensure the ongoing commercial success of Micro Focus. Furthermore, Kevin Loosemore has been with Micro Focus since its flotation in 2005 and can therefore provide stability and continuity through his detailed understanding of the Micro Focus Group’s operations and the markets in which it operates.

Following Kevin Loosemore’s appointment as Executive Chairman, the role of Executive Chairman was agreed by the Micro Focus Board and can be viewed on http://investors.microfocus.com/corporate-governance.

Kevin Loosemore leads the Micro Focus Board and Micro Focus in its relationships with all stakeholders and customers. Alongside the Chief Executive Officer, he is responsible for all aspects of executive management including business strategy and its successful achievement. He is also responsible for chairing the Micro Focus Board and general meetings, facilitating the effective contribution of Non-Executive Directors, ensuring effective communication with Micro Focus Shareholders and upholding a high standard of integrity and probity.

Karen Slatford chairs the Nomination Committee and is therefore responsible for succession planning, governance issues, including the annual review of board effectiveness, and acting as an intermediary, if necessary, between Non-Executive Directors and the Executive Chairman and between Micro Focus and Micro Focus Shareholders.

Following Closing, the Micro Focus Board will comprise 10 directors, five of whom will be independent. Once a further independent HPE Nominated Director is appointed following Closing, this will increase the total number of directors to 11 and the number of independent Non-Executive Directors to six.

Employment Agreements

Executive Directors’ service contracts

The Executive Directors have service contracts with Micro Focus on the following terms:

Name	Date of service contract	Expiry date
Kevin Loosemore(1)	April 14, 2011	The agreement is terminable by either party on six months’ notice.
Mike Phillips	September 7, 2010	The agreement is terminable by either party on six months’ notice.
Stephen Murdoch	April 16, 2014	The agreement is terminable by either party on six months’ notice.
Nils Brauckmann	January 27, 2016	The agreement is terminable by either party on six months’ notice.
(1)	Subject to the below, Kevin Loosemore’s notice period decreases by one month for each complete month served after October 31, 2017 until it reaches zero on May 1, 2018.

If an Executive Director, other than Kevin Loosemore, is guilty of a material breach of his service contract or commits any crime or act of gross misconduct, fraud or dishonesty, Micro Focus is entitled summarily to terminate the service contract without notice and without payment in lieu of notice or other compensation. Such a contract term cannot, however, as a rule of law, affect such Executive Director’s statutory rights such as rights in respect of unfair dismissal. Kevin Loosemore’s service contract does not contain such a term.

Should an Executive Director, other than Nils Brauckmann, be dismissed in different circumstances to the above, Micro Focus may pay him, in lieu of notice, a sum equal to his basic pay over his notice period. In respect of Kevin Loosemore, such sum is equal to £735,000 in the event his appointment is terminated prior to May 1, 2018. Nils Brauckmann’s service contract does not contain such a contract term.

Subject to Kevin Loosemore being granted an additional share grant over at least 947,140 Micro Focus Shares within one week of Closing (or within one week of Micro Focus being permitted to grant such additional share grants), his existing notice provisions (including any right to a payment in lieu of notice of £735,000) as detailed above, will be replaced in their entirety with a six month notice period.

Each of the Executive Directors is subject to a confidentiality undertaking without limitation in time and, save for Kevin Loosemore, to non-competition, non-solicitation, non-dealing and non-hiring restrictive covenants for a period of between six and 12 months after the termination of their respective employment arrangements. Kevin Loosemore is subject to six month non-hiring and non-interference with suppliers restrictive covenants.

Each of the Executive Directors has the benefit of a qualifying third-party indemnity from Micro Focus (the terms of which are in accordance with the Companies Act) and appropriate directors’ and officers’ liability insurance.

The Executive Chairman receives a payment in lieu of pension of 20% of base salary whilst the other Executive Directors receive a contribution of up to 15% or a payment in lieu of pension of 10.98%.

Proposed Directors’ (Chris Hsu) service contract

Chris Hsu has entered into a service agreement with Micro Focus (U.S.) Inc. dated January 16, 2017, pursuant to which, with effect from Closing, Chris Hsu will become Chief Executive Officer of the Enlarged Group. The service agreement is terminable on six months’ notice by either party and contains summary termination provisions similar to the Executive Directors. Chris Hsu is also subject to confidentiality undertakings without limitation in time and to non-solicitation restrictive covenants for a period of 12 months after termination.

Chris Hsu’s salary on commencement of employment will be $1,000,000 and he will be eligible for benefits consistent with other Executive Directors and a bonus of up to 150% of base salary. Chris will also be eligible to participate in Micro Focus’ LTIP (it being anticipated that Chris will be granted an award of two times his base salary on commencement of his employment) and it is anticipated that he will also be granted an additional share grant following Closing.

Non-Executive Directors’ letters of appointment

The Non-Executive Directors have letters of appointment with Micro Focus on the following terms:

Name	Effective date of letter of appointment	Fees (per annum)
Karen Slatford	July 5, 2016	£120,000
Richard Atkins	April 16, 2014	£90,000
Amanda Brown	July 1, 2016	£90,000

Each of the Non-Executive Directors is appointed by a letter of appointment for a fixed term of three years or less subject to earlier termination by either the director or Micro Focus on 90 days’ notice. Each Non-Executive Director still serving at the end of his or her term will have his or her appointment reviewed by the Micro Focus Board and the reappointment of that Non-Executive Director may be agreed.

Each Non-Executive Director is entitled to reimbursement of reasonable expenses.

Non-Executive Directors do not participate in the Micro Focus Group’s share incentives or otherwise receive performance related pay, and do not receive any pension contributions or benefits in kind.

The Non-Executive Directors are subject to confidentiality undertakings without limitation in time.

Each of the Non-Executive Directors has the benefit of a qualifying third-party indemnity from Micro Focus (the terms of which are in accordance with the Companies Act 2006) and appropriate directors’ and officers’ liability insurance.

Proposed Non-Executive Directors’ letters of appointment

The letters of appointment between the proposed Non-Executive Directors (Silke Scheiber, Darren Roos and John Schultz) and Micro Focus are on substantially the same terms as the existing Non-Executive Directors, save that there shall be no fee payable to John Schultz, the HPE Nominated Director who is a serving executive of HPE.

Compensation

Details of the compensation paid to the directors including their salary and/or fees, bonus, pension and other benefits for the financial year ended April 30, 2017, are shown below (based on the £:$ exchange rate as of April 30, 2017):

Name	Base salary and fees ($’000)	Benefits in kind ($’000)	Pension ($’000)	Annual bonus ($’000)	LTIP ($’000)	Total ($’000)
Kevin Loosemore
Stephen Murdoch(1)
Mike Phillips
Nils Brauckmann
Karen Slatford
Richard Atkins
Amanda Brown
Tom Virden(2)
Steve Schuckenbrock(2)
Total
(1)	Stephen Murdoch will be stepping down as a director with effect from Closing.
(2)	Resigned with effect from April 25, 2017.

For the financial year ended April 30, 2017, the aggregate total remuneration paid (including contingent or deferred compensation) and benefits in kind granted (under any description whatsoever) to the Senior Management by Micro Focus was $         .

Pensions

All employees of the Micro Focus Group, including Executive Directors, are invited to participate in a Micro Focus Group personal pension plan. Executive Directors will continue to receive a pension contribution or payment in lieu of pension. All major schemes are money purchase in nature and have no defined benefits. Defined benefit schemes are operated in Japan and France, but, given the number of members, are insignificant for the purposes of the Micro Focus Group. The Micro Focus Group has no obligation to the Micro Focus Group personal pension scheme beyond the payment of contributions.

Micro Focus Group Share Plans

The Micro Focus Group currently operates the following employee share plans:

•	the Micro Focus Incentive Plan 2005 (the “LTIP”);
•	the Additional Share Grants Program (the “ASG Program”);
•	the Micro Focus International plc Leadership Stock Incentive Plan 2007 (the “Leadership Plan”);
•	the Micro Focus Sharesave Plan 2006 (the “Sharesave Scheme”);
•	the Micro Focus International Sharesave Plan 2010, adopted as a sub-plan of the Sharesave Scheme (the “Sharesave Plan 2010”);
•	the Micro Focus Sharesave Plan Ireland 2013, adopted as a sub-plan of the Sharesave Scheme (the “Ireland Sharesave Scheme”); and
•	the Micro Focus Employee Stock Purchase Plan 2006 (“ESPP”).

The LTIP

In April 2005, prior to Micro Focus’ admission to the LSE, Micro Focus adopted the LTIP. The LTIP was amended by the Micro Focus Shareholders on September 25, 2014 to extend the LTIP until April 27, 2025. The LTIP provides a flexible framework to allow Micro Focus to make awards of free Micro Focus Shares, in the form of nil-cost options, conditional awards or forfeitable shares, or to grant market value options over Micro Focus Shares (“Awards”). Market value options may be designated as tax favored options and granted pursuant to Schedule 4 to the Income Tax (Earning and Pensions) Act 2003 (options with particular income tax relief on exercise).

Awards may be granted to employees of the Micro Focus Group and certain associated companies and directors. Currently, Micro Focus’ on-going policy is to make annual awards of nil-cost options to the Executive Directors and other members of the senior management team, and market value options or options with a nominal exercise price to other senior and key employees.

The LTIP can be summarized as follows:

Eligibility

All employees (including Executive Directors) of the Micro Focus Group are eligible to participate in the LTIP. Unless the Remuneration Committee decides otherwise, Awards may not be granted to an employee who, on the Award date, has given or received notice of termination of employment.

Awards

The Remuneration Committee must approve all Awards to be made under the LTIP.

The number of Micro Focus Shares subject to an Award will be determined by reference to the number of Micro Focus Shares already held or purchased by a participant, or the gross equivalent of an amount invested by or on behalf of a participant in Micro Focus Shares.

Awards may generally only be made within 42 days following the announcement of Micro Focus’ results for any period or the date of Micro Focus’ annual general meeting. The Remuneration Committee may, however, grant Awards at other times in exceptional circumstances.

Awards cannot be granted after April 27, 2025.

Performance conditions and vesting

Awards are normally subject to performance conditions, determined by the Remuneration Committee for each Award. Performance conditions must be objective and must be specified at the date of the Award and may provide that an Award will lapse to the extent they are not satisfied.

However, Awards made on an all-employee basis may not be subject to performance conditions.

The Remuneration Committee determines, at the end of the relevant performance period, whether and to what extent any performance condition has been satisfied and how many Micro Focus Shares vest for each Award.

If no performance conditions are set, the Awards will vest on the third anniversary of the Award date.

Personal Limits

The maximum aggregate value of Awards in any financial year under the LTIP to an employee will not exceed two times annual base salary. For these purposes, the value of the Awards is deemed to be equal to the market value of free Micro Focus Shares at the time of award or in the case of market value options, 50% of the market value of Micro Focus Shares under option at the time of Award. This limit may be exceeded only where the Remuneration Committee determines that there are exceptional circumstances.

LTIP limits

In any 10-year period, not more than 10% of the issued ordinary share capital of Micro Focus may be issued or be issuable under any employee share plans operated by Micro Focus (including, for the avoidance of doubt, the Micro Focus ASG Awards). These limits do not include rights to Micro Focus Shares which have lapsed or been surrendered or those granted before Micro Focus was listed on the Official List and admitted to trading on the LSE.

Treasury shares and share appreciation rights

Rights under the LTIP may be satisfied using treasury shares. If such treasury shares are used Micro Focus will, so long as required under the Investment Association Principles of Remuneration, count them towards the dilution limits set out above. In addition, Micro Focus Shareholders have approved a resolution allowing Micro Focus to satisfy option Awards via the use of share appreciation rights. This is intended to allow Micro Focus additional flexibility to manage dilution. Consistent with the Investment Association Principles of Remuneration, all the Micro Focus Shares potentially subject to an outstanding Award will count towards the dilution limits until such time as a smaller number of Micro Focus Shares are actually issued on exercise.

Leaving employment

Generally an Award will lapse on the date a person holding an Award ceases to be an employee or member of the Micro Focus Group. Micro Focus Shares may be acquired early if an employee leaves employment due to redundancy, ill health, injury or disability, death, retirement at normal retirement age or early retirement with the agreement of Micro Focus, a sale of the employee’s employing business or company or any other reason if the Remuneration Committee so decides. The number of Micro Focus Shares will also be reduced pro rata to take account of the period between the start of the performance period and the date of leaving as a proportion of the whole performance period. The number of Micro Focus Shares will also depend on the extent to which the performance conditions have been satisfied.

Takeovers and restructurings

On a takeover, scheme of arrangement, merger or certain other corporate reorganizations, Awards will normally vest to the extent that any performance conditions are then satisfied and the number of Micro Focus Shares acquired will be reduced pro rata to reflect the early vesting of the Awards.

Adjustment of Awards on a variation of share capital

Awards may be adjusted following a rights issue or certain variations in share capital including capitalizations, subdivisions, consolidations or reductions of capital.

Tax

Micro Focus or any employing company of the Micro Focus Group may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of an Award, including the sale of Micro Focus Shares on behalf of a participant.

A participant must, if required by Micro Focus, enter into an election to transfer to it the liability to employer’s national insurance contributions in respect of an Award.

Amendments to the rules of the LTIP

Provisions relating to eligibility, individual and dilution limits, option price, rights attaching to Awards and Micro Focus Shares, adjustment of Awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of participants without the prior approval of Micro Focus Shareholders in general meeting.

However, Micro Focus Shareholder approval is not required for minor changes intended to benefit the administration of the LTIP, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure or maintain favorable tax exchange control or regulatory treatment for Micro Focus, members of the Micro Focus Group or participants.

Malus and Clawback

Awards granted to Executive Directors from July 2016 are subject to malus and clawback provisions which provide that, at any time before an Award vests, the number of Micro Focus Shares that would otherwise vest shall be reduced (to nil if appropriate) (“Malus”), or within two years of the vesting of the Award, the vested Award shall be repaid in whole or in part (“Clawback”), or the vesting of an Award may be delayed if there is an ongoing investigation or other procedure being carried on to determine whether circumstances exist that may warrant Malus or Clawback.

Malus and/or Clawback may apply as a result of: (i) in the reasonable opinion of the Remuneration Committee, there is any material misstatement in the audited consolidated accounts of the Micro Focus Group or any member of the Micro Focus Group; (ii) any error in the calculation of the extent of vesting of any Award; (iii) the participant’s actions or conduct having, in the reasonable opinion of the Remuneration Committee, amounted to fraud or gross misconduct; (iv) the participant’s conduct during the applicable vesting period having, in the reasonable opinion of the Remuneration Committee, caused serious harm to the reputation of the Micro Focus Group and/or significant financial loss to any member of the Micro Focus Group; or (v) in the reasonable opinion of the Remuneration Committee, a material failure of risk management which caused serious harm to the reputation of the Micro Focus Group.

General

Awards granted under the LTIP are not transferable (except with the consent of the Remuneration Committee).

Any Micro Focus Shares issued in the LTIP will rank equally with Micro Focus Shares of the same class in issue on that date of allotment, except in respect of rights arising by reference to a prior record date.

The laws of England and Wales govern the LTIP and all Awards.

ASG Program

In October 2014, the ASG Program was adopted by Micro Focus in connection with the acquisition by the Micro Focus Group of the Attachmate Group and provided for the grant of Micro Focus ASG Awards in the form of nil cost options (an “ASG”) to certain Executive Directors and senior managers of the Micro Focus Group. On September 22, 2016, Shareholders approved the implementation of the ASG Program in respect of further grants thereunder.

The ASG Program can be summarized as follows:

Eligibility

All employees (including any officer or director) of any company within the Micro Focus Group are eligible to receive an ASG, however, participation is at the discretion of the Remuneration Committee. ASGs are only awarded in relation to a material acquisition (by whatever means) of an entity or business by the Micro Focus Group.

Awards

ASGs are nil cost options over Micro Focus Shares.

Performance condition and vesting

ASGs become exercisable, subject to the satisfaction of the performance condition (see below) on the third anniversary of the date of grant or such earlier date as shall be determined by the Remuneration Committee (the “Vesting Date”) and will remain exercisable until the tenth anniversary of the date of grant. If the ASGs are not exercised within the 30 days ending on the tenth anniversary of the date of grant because of any regulatory restrictions, the ASGs may be exercised within 14 days of such restrictions ceasing to apply.

The performance condition is that the percentage of Micro Focus Shares subject to the ASG which may be acquired on exercise on or after the Vesting Date is as follows:

(i)	0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii)	100% if the Shareholder Return Percentage is 100% or more; and
(iii)	a percentage determined on a straight-line basis between (i) and (ii) above.

The “Shareholder Return Percentage” is calculated by deducting a “Reference Price” (fixed at, or following, the commencement of discussions relating to the relevant transaction) from the sum of the “Vesting Price” (calculated as the average closing share price over the period of 20 days ending on the day prior to the Vesting Date) plus the total of all dividends per share between the date of grant and the Vesting Date. This is divided by the Reference Price and the resulting figure multiplied by 100 to obtain the Shareholder Return Percentage.

Holders of ASGs are required, subject to holding employment or a directorship with any member of the Micro Focus Group on the Vesting Date, to hold the ASGs or the Micro Focus Shares acquired on exercise for a minimum of 12 months following the Vesting Date.

Micro Focus reserves the right to settle all or part of the ASGs in cash (calculated on the basis of the average closing Micro Focus Share price for the 20 day period ending on the date of exercise). If the Micro Focus Shares are not listed the cash amount shall be the greater of such value as the Remuneration Committee in its sole discretion shall determine acting fairly and reasonably or the average closing Micro Focus Share price over the last 20 days on which Micro Focus Shares were traded multiplied by the number of Micro Focus Shares subject to the ASGs, whichever is the greater.

Individual and dilution limits

The number of Micro Focus Shares issued or issuable pursuant to ASGs granted pursuant to a single ASG program may not exceed 2.5% of the issued ordinary share capital of Micro Focus at the time of completion of the relevant acquisition. Within this limit, the number of Micro Focus Shares that can be awarded to any individual under the relevant ASG program may not exceed 0.5% of the issued ordinary share capital of Micro Focus at the time of completion of the relevant acquisition. The ASG program will also be contained within the overall limit on dilution which provides that in any 10 year period, not more than 10% of the issued ordinary share capital of Micro Focus may be issued or be issuable under any employee share plans operated by Micro Focus. These limits do not include rights to Micro Focus Shares which have lapsed or been surrendered or those granted before Micro Focus was listed on the Official List and admitted to trading on the LSE.

Leaving employment

The “leaver provisions” attaching to ASGs may be no more favorable for holders of ASGs (although may be less favorable at the discretion of the Remuneration Committee) than the terms set out in this section. If the employment of a holder of an ASG ceases before the Vesting Date:

(i)	as a result of the individual’s voluntary resignation, the ASG will lapse. However, the Remuneration Committee may determine in its discretion that the ASG will become exercisable in part or in whole on the normal Vesting Date;
(ii)	as a result of the individual’s material breach of contract, gross misconduct or gross incompetence, the ASG will lapse. However, the Remuneration Committee may determine in its discretion that the ASG will become exercisable in part or in whole on the normal Vesting Date;
(iii)	as a result of the individual being fairly dismissed within the meaning of Part XI of the Employment Rights Act 1996 for a reason other than one within (ii) above and other than that which would amount to a dismissal under clause 95(1)(c) of the Employment Rights Act 1996, the ASG will become exercisable on the normal Vesting Date for a period of six months. The percentage of Micro Focus Shares subject to the ASG which may be acquired on exercise (subject also to the application of the performance condition) in these circumstances depends on the date on which the employment or directorship ceases (the “Termination Date”). The relevant percentage is 0% if the Termination Date is within six months of the date of grant, and 50%, 70% or 90% if the Termination Date is on or before the first, second or third anniversary of the date of grant respectively; and
(iv)	in all other circumstances, the ASG will vest, subject to the performance condition referred to above, and become exercisable on the normal Vesting Date for a period of six months.

Takeovers and restructurings

On a takeover, scheme of arrangement, or disposal of a business or assets contributing to 75% or more of Micro Focus’ turnover or on a change of control of Micro Focus (in each case other than as a result of an internal reorganization) prior to the Vesting Date, the ASGs will not automatically vest in full but instead the extent to which they vest will (i) be time apportioned (reflecting the time elapsed between the effective date of grant to the date of any change of control as a proportion of the normal vesting period of three years) and (ii) be subject to satisfaction of any performance conditions.

Adjustment of awards on a variation of share capital

In the event of a capitalization issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital/or demerger of all or part of Micro Focus’ business the ASGs will be adjusted to ensure that it delivers the value originally contemplated.

Amendments to the ASGs

Provisions relating to:

(v)	the persons to whom, or for whom, securities, cash or other benefits are provided under the ASGs;
(vi)	limitations on the number or amount of the securities, cash or other benefits subject to the scheme;
(vii)	the maximum entitlement for any one participant; and
(viii)	the basis for determining a participant’s entitlement to, and the terms of, securities, cash or other benefits to be provided and for the adjustment thereof (if any) if there is a capitalization issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital, cannot be altered to the advantage of participants without the prior approval of Micro Focus Shareholders in general meeting (except for minor amendments to benefit the administration of the program, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants in the program or for any member of the Micro Focus Group).

Tax

Exercise is conditional on the holder of the ASG providing relevant members of the Micro Focus Group with sufficient funds, or appropriate deductions being made by Micro Focus (including through the sale of Micro Focus Shares) to meet any withholding liability of any members of the Micro Focus Group.

General

ASGs are not transferable and are governed by the laws of England and Wales. Benefits provided under the ASGs are not pensionable.

The Leadership Plan

The Leadership Plan was adopted by the Micro Focus Board on December 5, 2007 and by the Remuneration Committee on June 21, 2011.

The terms of the Leadership Plan are identical to the terms of the LTIP, except for minor changes to benefit the administration of the plan and the changes summarized below:

Eligibility

Directors are not eligible to participate in the Leadership Plan.

Awards

Awards may be granted at any time, subject to any restrictions under applicable law and regulations. Awards may not be settled using newly issued or treasury shares.

Market value options over Micro Focus Shares cannot be granted under the Leadership Plan. The Leadership Plan does not provide for the grant of tax advantaged options to U.K. taxpayers.

The Remuneration Committee may determine that no performance condition should attach to an award under the Leadership Plan.

Limits

The Remuneration Committee may determine, from time to time, limits applicable to the Leadership Plan.

Leaving Employment

Micro Focus Shares may be acquired early due to retirement with the agreement of Micro Focus.

Amendments to the rules of the Leadership Plan

The Remuneration Committee may amend the Leadership Plan by resolution, provided that any amendment to the material disadvantage of participants (other than a minor change to a performance condition) must be approved by a majority of participants.

Sharesave Scheme

In July 2006, Micro Focus adopted the Sharesave Scheme. The Sharesave Scheme is an all-employee tax favored plan intended to meet the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003. The Sharesave Scheme was amended by Micro Focus Shareholders on September 24, 2015 to extend the Sharesave Scheme until July 24, 2026.

Under the Sharesave Scheme, U.K. employees of the Micro Focus Group are eligible to receive options to acquire Micro Focus Shares at a discount of up to 20% of the market value of Micro Focus Shares at the date of grant. Participants enter into a savings contract with a savings provider for a specified period determined at the outset by Micro Focus. At the end of the savings period, the savings can be used to exercise the option and acquire Micro Focus Shares or the cash can be refunded to the participant. If options are exercised, then provided the Sharesave Scheme remains approved by HM Revenue & Customs at that time, no income tax is chargeable on any gain made on exercise.

No performance conditions apply to the grant or exercise of options under the Sharesave Scheme.

The Sharesave Scheme can be summarized as follows:

Eligibility

All employees of the Micro Focus Group who are subject to U.K. income tax are eligible to participate in the Sharesave Scheme provided they have met a qualifying period of service and do not have material interest in Micro Focus. Directors who work at least 25 hours per week are also eligible to participate in the Sharesave Scheme.

Limits

No option may be granted in any calendar year which would, at the time it is granted, cause the number of Micro Focus Shares allocated on or after May 17, 2005 and in the prior ten years under the Sharesave Scheme or any other employee share plan adopted by Micro Focus to exceed such number as represents 10% of the issued ordinary share capital of Micro Focus at that time.

Exercise of options

Options are normally exercisable for a period of six months following the expiry of the relevant savings period. If options have not been exercised during that six month period, they lapse.

The exceptions to this rule are if an employee dies or ceases employment due to injury, disability, redundancy, retirement or transfer out of the Micro Focus Group or if there is a takeover or other corporate restructuring. In these circumstances, options become exercisable for a defined period following such event happening notwithstanding the savings period may not have expired.

Amendments to the rules of the Sharesave Scheme

Certain amendments to the Sharesave Scheme to the advantage of an option holder require prior approval by ordinary resolution of Micro Focus Shareholders in general meeting. Other minor amendments require Micro Focus Board approval.

General

Benefits provided under the Sharesave Scheme are not pensionable. English law governs the Sharesave Scheme and all options granted under it.

International Sharesave Scheme

The International Sharesave Scheme was adopted by the Micro Focus Board on August 5, 2010 as a sub-plan to the Sharesave Scheme. The terms of the International Sharesave Scheme are identical to the terms of the Sharesave Scheme, except for minor changes to benefit the administration of the plan and changes relating to the lack of a requirement for approval from HM Revenue & Customs.

Ireland Sharesave Scheme

The Ireland Sharesave Scheme was adopted by the Micro Focus Board on August 5, 2010 as a sub-plan to the Sharesave Scheme. The terms of the Ireland Sharesave Scheme are identical to the terms of the Sharesave Scheme, except for minor changes to obtain favorable tax treatment for participants (including to provide for approval of the Ireland Sharesave Scheme by the Revenue Commissioners of Ireland).

ESPP

In July 2006, Micro Focus adopted the ESPP for employees of the Micro Focus Group based in the United States and Canada. The ESPP was amended by Micro Focus Shareholders on September 24, 2015 to extend to ESPP until July 24, 2026. The ESPP operates in a broadly similar way to the Sharesave Scheme in that options are granted by Micro Focus to acquire Micro Focus Shares at a discount to the fair market value using savings accumulated over a defined period) but with some differences.

The ESPP is intended to constitute an “employee stock purchase plan” within the meaning of section 423(b) of the Code. This means that awards made under the ESPP qualify for favorable tax treatment in the United States.

Eligibility

All employees (including any officer or director) of any Micro Focus Group company are eligible to participate in the ESPP, provided they have met a qualifying period of employment as determined by the ESPP committee.

Dilution limits

No option may be granted in any calendar year which would, at the time it is granted, cause the number of Micro Focus Shares allocated on or after May 17, 2005 and in the prior ten years under the ESPP or any other employee share plan adopted by Micro Focus to exceed such number as represents 10% of the issued ordinary share capital of Micro Focus at that time.

In addition, unless increased with the approval of Micro Focus Shareholders, the maximum number of Micro Focus Shares that may be issued pursuant to the ESPP is 29,922,924 Micro Focus Shares.

Offer periods and exercise of options

Participants are granted an option to acquire a specified number of Micro Focus Shares at a specified option price using proceeds saved through payroll deductions over a period of 24 months, or such other period determined by the ESPP committee. The period of the offer may not exceed 27 months unless the option price is determined by reference to the fair market value of a Micro Focus Share at the date of exercise of the option, in which case the offer period may not exceed 60 months.

At the end of the payroll period, the amount authorized is deducted from the pay of each participant and held to the credit of the participant by Micro Focus as part of its general funds and may, at the discretion of Micro Focus, accrue interest.

At the end of the offer period, participants decide to either use the proceeds saved to exercise the option and acquire Micro Focus Shares, or to elect to have the savings (and any applicable interest) refunded.

On a takeover or other corporate restructuring, options may be exercised within one month of notification of the event happening, following which the option shall lapse.

Individual limits

Micro Focus Shareholders holding or deemed to hold 5% or more of Micro Focus Shares (including Micro Focus Shares held under options) are ineligible to participate in the ESPP.

No employee shall be granted an option under the ESPP if such grant would allow the employee to acquire in any calendar year, under the ESPP and any other employee share purchase plan, Micro Focus Shares with an aggregate fair market value in excess of $25,000.

Option price

The option price is determined by the ESPP committee but shall be not less than the lower of 85% of the fair market value of a Micro Focus Share on the date of grant of the option and 85% of the fair market value of a Micro Focus Share on the date of exercise of the option.

Amendments to the rules of ESPP

Certain amendments to the ESPP to the advantage of an option holder require prior approval by ordinary resolution of Micro Focus Shareholders in general meeting. Other minor amendments require Micro Focus Board approval.

Governing law

English law governs the ESPP to the extent not pre-empted by U.S. federal law (including the Code).

Seattle Employee Share Incentive Plan

Seattle expects to establish the Seattle 2017 Share Incentive Plan (the “Seattle Plan”) under which converted awards in the form of share awards, share appreciation rights and stock options (collectively, the “Converted Awards”) will be granted. Converted Awards are awards issued to satisfy the automatic adjustment and conversion of awards with respect to HPE Shares into the number of Micro Focus Shares (or Micro Focus ADSs) contemplated by the Employee Matters Agreement in connection with the Transactions. The Seattle Plan will be effective as of, and only upon the completion of, the Distribution. The Seattle Plan is to be adopted by board of directors of Seattle (the “Seattle Board”) and is subject to the approval of the sole stockholder of Seattle prior to its effective date. The Seattle Plan will continue in effect for a term of ten years from the date of the approval of the sole stockholder of Seattle.

Eligibility. Awards may be made under the Seattle Plan to employees. The Administrator (as defined below), in its discretion, will select the employees to whom grants may be made, the time or times at which grants are made, and the terms of the grants.

Administration.The Seattle Plan may be administered by the Seattle Board, a committee appointed by the Seattle Board or its delegate (as applicable, the “Administrator”).

Shares Available. The Seattle Plan authorizes the delivery of        shares. The shares subject to the Seattle Plan will include Seattle Shares and, with respect to Converted Awards assumed in connection with the Merger that are settled following Closing, Micro Focus Shares (or Micro Focus ADSs). With respect to Converted Awards, following Closing, the Micro Focus Shares (or Micro Focus ADSs) issued pursuant to the Seattle Plan will be fully paid and, to the extent permitted by the laws of England and Wales, will be made available from Micro Focus Shares (or Micro Focus ADSs) acquired by or gifted to Seattle, newly allowed and issued Micro Focus Shares (or Micro Focus ADSs), or Micro Focus Shares (or Micro Focus ADSs) acquired by or issued or gifted to the trustee of an employee benefit trust established in connection with the Seattle Plan.

Converted Awards. Converted Awards will be governed by the provisions of the original HPE award agreement applicable to such award, except as modified under the Seattle Plan to conform to the requirements of the Companies Act 2006 and to permit issuance of Micro Focus Shares (or Micro Focus ADSs) to employees in satisfaction of awards following Closing.

Terms and Conditions of Share Grants. Each share grant agreement will contain provisions regarding (1) the number of Micro Focus Shares (or Micro Focus ADSs) subject to the share grant or a formula for determining that number, (2) the purchase price of the Micro Focus Shares (or Micro Focus ADSs), if any, and the means of payment for the Micro Focus Shares (or Micro Focus ADSs), (3) the performance criteria, if any, and level of achievement versus these criteria that will determine the number of Micro Focus Shares (or Micro Focus ADSs) granted, issued, transferred, retainable or vested, as applicable, (4) the terms and conditions on the grant, issuance, transfer, and forfeiture of the Micro Focus Shares (or Micro Focus ADSs), as applicable, as may be determined by the Administrator, (5) restrictions on the transferability of the share grant, and (6) any further terms and conditions, in each case not inconsistent with the Seattle Plan and applicable law, as may be determined by the Administrator.

Termination of Employment. In the case of share grants, including share units, unless the Administrator determines otherwise, the restricted share or restricted share units will be forfeited upon the grantee’s termination of employment for any reason.

Vesting. The vesting of a share grant may be subject to performance criteria, continued service of the grantee, or both, as determined by the Administrator.

Dividends. The Administrator may provide that dividends will accrue in respect of unvested share grants (including share units) and be paid in connection with the vesting of the grants. However, under no circumstances will accrued dividends be paid in connection with unvested share grants (including share units) that fail to vest.

Nontransferability. Unless otherwise determined by the Administrator, grants made under the Seattle Plan are not transferable other than by will or the laws of descent and distribution and may be exercised during the grantee’s lifetime only by the grantee. The Administrator will have the sole discretion to permit the transfer of a grant.

Adjustments Upon Changes in Capitalization, Merger or Sale of Assets. Subject to any required action by holders of Seattle Shares, or with respect to Converted Awards following the Merger, Micro Focus Shareholders or Micro Focus ADS holders, as applicable, (1) the number and kind of shares covered by each outstanding grant, (2) the price per share subject to each outstanding grant, and (3) the number of shares available pursuant to the Seattle Plan (and the related grant limits) will be proportionately adjusted by the Administrator for any increase or decrease in the number or kind of issued shares resulting from a share split, reverse share split, extraordinary dividend, alteration of capital, capitalization of profits, bonus issue, combination or reclassification of the shares, any other increase or decrease in the number of shares effected without receipt of consideration or any other variation of share capital affecting the shares.

In the event of a liquidation or dissolution of Micro Focus, any unexercised options, share appreciation rights or share grants will terminate. The Administrator, in its discretion, may provide that each grantee shall be fully vested in any share grants.

In the event of a change in control, as defined in the Seattle Plan, the Administrator in its discretion may provide for (a) the assumption, substitution or adjustment of each outstanding grant and (b) the acceleration of the vesting of Converted Awards.

Amendment and Termination of the Plan. The Administrator may amend, alter, suspend or terminate the Seattle Plan, or any part thereof, at any time and for any reason. However, approval of the holders of Seattle Shares, or with respect to Converted Awards following the Merger, Micro Focus Shareholders or Micro Focus ADS holders, as applicable, for any amendment to the Seattle Plan to the extent required by applicable law or share exchange rules. In addition, without limiting the foregoing, unless approved by holders of Seattle Shares, or with respect to Converted Awards following the Merger, Micro Focus Shareholders, or Micro Focus ADS holders, as applicable, no amendment shall be made that would: (1) materially increase the maximum number of shares for which grants may be made under the Seattle Plan, other than an increase pursuant to a change in Micro Focus’ capitalization; (2) reduce the minimum exercise price for options or share appreciation rights granted under the Seattle Plan; (3) reduce the exercise price of outstanding options and share appreciation rights; or (4) materially expand the class of persons eligible to receive grants under the Seattle Plan. No action by the Administrator or shareholders may alter or impair any grant previously made under the Seattle Plan without the written consent of the grantee.

Effect of the Transactions on Micro Focus’ Share Plans

It is anticipated that there will not be any adjustments made as a result of the Transactions to the number of Micro Focus Shares subject to Micro Focus options and awards granted prior to the Transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MICRO FOCUS

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of Micro Focus International plc (the “Group”) and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Micro Focus for the fiscal years ended April 30, 2016, 2015 and 2014 and the six months ended October 31, 2016 and 2015. The following should be read in conjunction with the Group’s audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this information statement/prospectus. The following discussion and analysis contains forward-looking statements. See “Risk Factors” and “Cautionary Statement on Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Business Overview

Micro Focus is listed on the London Stock Exchange and is a member of the FTSE 100 index. More details, including its published annual reports and accounts and half yearly interim financial statements can be found on the Group’s website, www.microfocus.com.

The Group is a global enterprise software provider supporting the technology needs and challenges of the Forbes Global 2000. The Group’s solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements, including the protection of corporate information at all times.

The Group has more than 4,500 employees in over 90 global locations and has over 20,000 customers, including 91 of the Fortune 100 companies.

The Group has two operating segments: Micro Focus Product Portfolio and SUSE Product Portfolio. The Micro Focus Product Portfolio contains our mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product development group that makes and maintains the software, while the software is sold and supported through a geographic Go-to-Market (“GTM”) organization. Products are organized into five sub-portfolios based on industrial logic, COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. Through SUSE, a pioneer in Open Source software, we provide reliable, interoperable Linux, cloud infrastructure and storage solutions. The SUSE Product Portfolio comprises SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

The Group has a clear strategy and business model that has been in place since 2011. This strategy and business model are focused on the way in which we believe that mature infrastructure software businesses should be managed and that the market for these businesses is going to consolidate. We believe that the consolidator in this market place needs to have scale and needs to operate efficiently. The Group has set out to be an effective company at managing a portfolio of mature infrastructure software assets. We believe that our proven ability to execute not only delivers significant amounts of cash and consequently great flexibility, but also a competitive advantage in the acquisition of other similar assets. The aims of our portfolio focus and operational strategy are:

1.	Revenue growth;
2.	Operating leverage; and
3.	Significant cash generation.

Our key areas of operational focus to achieve our core objective are financial discipline in mergers and acquisitions, GTM (including indirect channels) and product development. The Group has a strong financial discipline around the uses of cash. We seek to acquire businesses in the mature infrastructure software space and improve the operational efficiency of those businesses by applying the Micro Focus business model. Industry and market dynamics mean that there are significant numbers of potential assets that could fit with our business model. These are either bolt-on transactions like those completed in fiscal 2014 and 2013, larger transactions such as the acquisition of Serena Software Inc. (“Serena”), or transformational deals such as the acquisition of The Attachmate Group (“TAG”). We believe that there will be an increasing opportunity to help clients derive value from their existing and often highly complex IT investments.

Combination with Seattle

On September 7, 2016, we entered into the Merger Agreement with HPE and HPE entered into the Separation and Distribution Agreement to separate and combine the Seattle Business with Micro Focus in a Reverse Morris Trust transaction. HPE will transfer the Seattle Business to Seattle in exchange for Seattle Shares and a $2.5 billion cash payment, subject to adjustments. HPE will then distribute the outstanding Seattle Shares to HPE Stockholders on a pro rata basis. Following the Distribution, Seattle will merge with Merger Sub, a wholly owned subsidiary of Micro Focus. See “The Transactions.”

Recent Business Acquisitions

The Group has grown significantly in recent years through acquiring a number of businesses.

On November 20, 2014, we completed the acquisition of TAG in exchange for share consideration of $1.4 billion. Pursuant to the terms of the merger agreement, we acquired all the issued share capital of TAG in exchange for the issue of approximately 86.6 million Micro Focus Shares to TAG’s parent company, Wizard Parent LLC. TAG is a software holding company, comprising distinct IT brands dedicated to the long-term success of customers and delivering enterprise solutions to extend, manage and secure increasingly complex IT environments.

On May 2, 2016, the Group completed the acquisition of Serena in exchange for cash consideration of $277.6 million. Serena is a leading provider of Application Lifecycle Management products. Serena’s product offerings have been integrated into the existing Micro Focus Development and IT Operations Management Tools (“Development & ITOM”) portfolio, further enhancing both our expertise in mainframe computing and distributed software change management. Consistent with our strategy of adding value through targeted, customer driven innovation we have continued developing the full portfolio of Serena’s products and we will aim to identify how additional customer value and capability can be realized for Serena customers, leveraging related Micro Focus software development and software quality solutions.

On September 30, 2016, the Group acquired the entire share capital of GWAVA Inc. (“GWAVA”) and its subsidiaries in exchange for cash consideration of $16.4 million. The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products. GWAVA is a leading company in email security and enterprise information archiving (EIA). GWAVA has a full suite of products to protect, optimize, secure and ensure compliance for customers running Micro Focus GroupWise.

Factors and Trends that affect our Results of Operations

The underlying premise behind our business strategy is that the Group should consistently and over the long-term deliver shareholder returns of at least 15% to 20% per annum. To deliver this objective the Group has adopted an operational and financial strategy underpinned by consistent and effective management and reward systems. This strategy is capable of execution over the long-term. When considering investment priorities, both organic and inorganic, we evaluate our options against a set of characteristics enabling the categorization of our product portfolio into one of the following:

•	New Models – Products or consumption models (cloud and subscription) that open new opportunities could become growth drivers or represent emerging use cases that we need to be able to embrace;
•	Growth Drivers – Products with consistent growth performance and market opportunity to build the future revenue foundations of the Group;
•	Optimize – Products with declining revenue performance driven by the market or execution where the trajectory must be corrected to move back to the core category or investments focused to optimize long-term returns; and
•	Core – Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended.

Within this overall portfolio we have some products that are growing significantly and others that are stable or in decline. Our business model means the way we manage the portfolio is analogous to a “fund of funds” with the objective of generating moderate growth over the medium-term, delivering high levels of profitability and strong cash generation and cash conversion ratio with a balanced portfolio approach. We will continue to focus investment in growth and core products and will not dispose of declining products unless we can achieve greater than the discounted cash flow they would generate in our ownership.

Results of Operations

The following discussion provides an analysis of our results of operations and should be read in conjunction with our audited and unaudited consolidated financial statements included elsewhere in this information statement/prospectus.

We include certain non-IFRS financial measures which assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. Included in the following discussion is our Adjusted Operating Profit and Underlying Adjusted EBITDA, both of which are non-IFRS financial measures. Adjusted Operating Profit is used to monitor segmental results while Underlying Adjusted EBITDA, on a pro forma constant currency basis, is the metric that determines the payout of our Group annual bonus plan. Also, Underlying Adjusted EBITDA is used by sell-side equity analysts who write research on the Group and is used by institutional investors to evaluate the performance of the Group. For additional information on Adjusted Operating Profit and Underlying Adjusted EBITDA see “Non-IFRS Measures.”

In addition, the following discussion also provides a supplemental analysis of pro forma revenue and our non-IFRS financial measures, prepared on a constant currency basis, where management believes that discussing pro forma results provides a better understanding of the Group’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods. Pro forma results are prepared when there has been an acquisition which management believes has a material impact on the Group’s performance and trends on one or more of our product groups. Pro forma results have only been prepared for the most recently completed fiscal year and interim period. The pro forma revenue and non-IFRS financial measures are presented for informational purposes only and are not necessarily indicative of the combined results of operations that would have been realized had the acquisition occurred at the beginning of a reporting period, nor is it meant to be indicative of any anticipated combined future results of operations that the Group will experience after the completion of the acquisition. For additional information on pro forma revenue and our non-IFRS financial measures, see “Non-IFRS Measures.”

Six months ended October 31, 2016 compared to the six months ended October 31, 2015

The following table sets forth the components of profit for the six months ended October 31, 2016 and 2015.

	Six months ended October 31, 2016			Six months ended October 31, 2015
	Before exceptional items $’000	Exceptional items $’000	Total $’000	Before exceptional items $’000	Exceptional items $’000	Total $’000	Total (Decline) / Growth %
Revenue	684,743	—	684,743	604,523	—	604,523	13.3%
Cost of sales	(73,031)	(1,265)	(74,296)	(65,578)	(932)	(66,510)	11.7%
Gross profit	611,712	(1,265)	610,447	538,945	(932)	538,013	13.5%
Selling and distribution costs	(216,526)	(2,002)	(218,528)	(194,600)	(4,202)	(198,802)	9.9%
Research and development expenses	(133,359)	(2,175)	(135,534)	(121,977)	(682)	(122,659)	10.5%
Administrative expenses	(57,493)	(35,606)	(93,099)	(61,314)	(4,835)	(66,149)	40.7%
Operating profit	204,334	(41,048)	163,286	161,054	(10,651)	150,403	8.6%
Share of results of associates	(1,127)	—	(1,127)	(1,129)	—	(1,129)	(0.0)%
Finance costs	(49,455)	—	(49,455)	(50,887)	—	(50,887)	(2.8)%
Finance income	502	—	502	448	—	448	12.1%
Profit before tax	154,254	(41,048)	113,206	109,486	(10,651)	98,835	14.5%
Taxation	(28,140)	5,551	(22,589)	(14,593)	3,296	(11,297)	100.0%
Profit for the period	126,114	(35,497)	90,617	94,893	(7,355)	87,538	3.5%

The Group acquired Serena on May 2, 2016. The Group results for the six months ended October 31, 2016 contain the post-acquisition results for Serena (6 months), while the Group results for the six months ended October 31, 2015 do not contain any results for Serena. In addition the Group acquired GWAVA on September 30, 2016. The Group results for the six months ended October 31, 2016 contain the post-acquisition results for GWAVA (1 month), while the Group results for the six months ended October 31, 2015 do not contain any results for GWAVA.

Revenues. Revenues grew by $80.2 million, or 13.3%, ($85.1 million, or 14.2% on a constant currency basis) to $684.7 million in the six months ended October 31, 2016 as compared to $604.5 million in the six months ended October 31, 2015. The increase in revenues was primarily driven by the acquisition of Serena and GWAVA, contributing an additional $72.6 million and $0.8 million of revenues respectively.

The breakdown in revenue of our two operating segments, Micro Focus and SUSE, by revenue type in the six months ended October 31, 2016 compared to the six months ended October 31, 2015 and pro forma constant currency revenues in the six months ended October 31, 2015 is shown in the table below:

	Six months ended October 31, 2016 Actual (Unaudited) $m	Six months ended October 31, 2015 Actual (Unaudited) $m	Six months ended October 31, 2016 Actual (Decline)/ Growth $m	Six months ended October 31, 2016 Actual (Decline)/ Growth %	Six months ended October 31, 2015 pro forma Constant Currency $m	Six months ended October 31, 2015 pro forma Constant Currency (Decline)/ Growth $m	Six months ended October 31, 2015 pro forma Constant Currency (Decline)/ Growth %
Micro Focus Product Portfolio
Licence	146.9	134.5	12.4	9.2%	146.6	0.3	0.2%
Maintenance	364.2	327.4	36.8	11.2%	382.6	(18.4)	(4.8%)
Subscription	—	—	—	—	—	—	—
Consultancy	26.2	21.4	4.8	22.4%	28.1	(1.9)	(6.8%)
	537.3	483.3	54.0	11.2%	557.3	(20.0)	(3.6%)
SUSE Product Portfolio
Licence	—	—	—	—	—	—	—
Maintenance	—	—	—	—	—	—	—
Subscription	144.9	118.7	26.2	22.1%	117.1	27.8	23.7%
Consultancy	2.5	2.5	0.0	0%	2.4	0.1	4.2%
	147.4	121.2	26.2	21.6%	119.5	27.9	23.3%
Total revenue
Licence	146.9	134.5	12.4	9.2%	146.6	0.3	0.2%
Maintenance	364.2	327.4	36.8	11.2%	382.6	(18.4)	(4.8%)
Subscription	144.9	118.7	26.2	22.1%	117.1	27.8	23.7%
Consultancy	28.7	23.9	4.8	20.1%	30.5	(1.8)	(5.9%)
Revenue	684.7	604.5	80.2	13.3%	676.8	7.9	1.2%

On a pro forma constant currency basis, revenues increased by $7.9 million, or 1.2% to $684.7 million for the six months ended October 31, 2016 as compared to $676.8 million in the six months ended October 31, 2015. SUSE experienced strong growth in the period, with revenues increasing $27.9 million, or 23.3%, offsetting an overall decline in the Micro Focus Product Portfolio revenues of $20.0 million, or 3.6%.

The Micro Focus Product Portfolio declined 3.6% in the six months ended October 31, 2016 compared to the six months ended October 31, 2015. Licence revenues in the period increased marginally on a pro forma constant currency basis compared with the six months ended October 31, 2015. There was strong Licence revenue performance within CDMS offset by declines in all the other portfolios. Maintenance revenues declined by 4.8% on a pro forma constant currency basis. This was primarily in Development & IT Operations Management Tools and Collaboration & Networking which is in line with prior year trends. Maintenance revenue in the current period were reduced by the fair value deferred revenue haircut of $4.5 million (2015: pro forma $7.3 million) that was applied as part of the acquisition of TAG, Serena and GWAVA. Excluding this, underlying Maintenance revenues fell by 5.4%.

SUSE Product Portfolio revenues increased by 23.3% to $147.4 million compared with the pro forma constant currency revenues for the six months ended October 31, 2015 of $119.5 million, with the Subscription revenue increasing by 23.7% to $144.9 million (2015: pro forma constant currency $117.1 million). Subscription are presented net of the fair value deferred revenue haircut of $1.9 million (2015: pro forma constant currency $3.9 million) that was applied as part of the acquisition of TAG. Prior to this adjustment Subscription revenues grew by 21.3%.

The breakdown in revenue of our two operating segments, Micro Focus and SUSE, by region in the six months ended October 31, 2016 compared to the six months ended October 31, 2015 and pro forma constant currency revenues in the six months ended October 31, 2015 is shown in the table below:

	Six months ended October 31, 2016 Actual (Unaudited) $m	Six months ended October 31, 2015 Actual (Unaudited) $m	Six months ended October 31, 2016 Actual (Decline)/ Growth $m	Six months ended October 31, 2016 Actual (Decline)/ Growth %	Six months ended October 31, 2015 pro forma Constant Currency $m	Six months ended October 31, 2015 pro forma Constant Currency (Decline)/ Growth $m	Six months ended October 31, 2015 pro forma Constant Currency (Decline)/ Growth %
Micro Focus
North America	299.8	260.8	39.0	15.0%	309.7	(9.9)	(3.2%)
International	187.7	180.1	7.6	4.2%	197.7	(10.0)	(5.1%)
Asia Pacific & Japan	49.8	42.4	7.4	17.5%	49.9	(0.1)	(0.2%)
Total	537.3	483.3	54.0	11.2%	557.3	(20.0)	(3.6%)
SUSE
North America	59.9	50.9	9.0	17.7%	50.8	9.1	17.9%
International	70.0	56.2	13.8	24.6%	54.2	15.8	29.2%
Asia Pacific & Japan	17.5	14.1	3.4	24.1%	14.5	3.0	20.7%
Total	147.4	121.2	26.2	21.6%	119.5	27.9	23.3%
Group
North America	359.7	311.7	48.0	15.4%	360.5	(0.8)	(0.2%)
International	257.7	236.3	21.4	9.1%	251.9	5.8	2.3%
Asia Pacific & Japan	67.3	56.5	10.8	19.1%	64.4	2.9	4.5%
Total revenue	684.7	604.5	80.2	13.3%	676.8	7.9	1.2%

While the Micro Focus Product Portfolio did decline 3.6% in the six months ended October 31, 2016 as compared to the six months ended October 31, 2015, it delivered performance in line with management expectations.

Within the Micro Focus Product Portfolio, progress in North America was encouraging with overall execution levels and more importantly consistency of execution continuing to improve. International regions (EMEA and LATAM) saw strength in the UK and France being offset by weakness in Brazil and a mixed performance across the rest of Europe. Asia Pacific & Japan delivered a good performance with notable strength in Australia and stability in Japan.

This in period performance was very different by product and geography from the prior year highlighting the nature of portfolio movements in more mature markets and the strength of our portfolio approach.

For the SUSE Product Portfolio, all regions showed good revenue growth in the period compared with the pro forma constant currency revenues for the six months ended October 31, 2015. North America grew subscription revenues at 17.9%, International at 29.2% and Asia Pacific & Japan grew revenue at 20.7%.

Total operating costs. Total operating costs for the period increased by $67.3 million, or 14.8% ($74.3 million, or 16.6% on a constant currency basis) to $521.4 million in the six months ended October 31, 2016 as compared to $454.1 million in the six months ended October 31, 2015. As described below in the individual cost categories, the increase is primarily in relation to the acquisitions of Serena and GWAVA. However offsetting the increase resulting from these acquisitions, across the various cost categories there are cost reductions which have resulted from integration efficiencies achieved including the benefits of restructuring, rationalizing mainframe infrastructure, and closing the Serena head office property in San Mateo. Cost savings have also been achieved from restructuring initiatives taken at the end of the last financial year in the Micro Focus Product Portfolio and ongoing focus on tightly controlling discretionary costs. These cost savings have been partially offset by ongoing investments in the SUSE Product Portfolio to support growth.

Cost of sales. Cost of sales increased by $7.8 million, or 11.7% ($8.5 million, or 12.9% on a constant currency basis) to $74.3 million in the six months ended October 31, 2016 as compared to $66.5 million in the six months ended October 31, 2015. The acquisition of Serena and GWAVA increased cost of sales by $9.5 million and $0.1 million respectively. Exceptional items included in cost of sales increased $0.3 million to $1.3 million. Exceptional items are discussed later in this section.

Selling and distribution costs. Selling and distribution costs increased $19.7 million, or 9.9% ($21.7 million, or 11.1% on a constant currency basis) to $218.5 million in the six months ended October 31, 2016 as compared to $198.8 million in the six months ended October 31, 2015. The overall increase in selling and distribution costs was primarily driven by an increase of $11.3 million due to the Serena acquisition and $0.3 million due to the acquisition of GWAVA. Amortization for acquired customer relationships and tradename intangible assets increased $16.0 million. Exceptional items included in selling and distribution expenses decreased $2.2 million to $2.0 million. Exceptional items are discussed later in this section.

Research and development expenses. Research and development expenses increased by $12.9 million, or 10.5% ($14.4 million, or 11.7% on a constant currency basis) to $135.5 million in the six months ended October 31, 2016 as compared to $122.7 million in the six months ended October 31, 2015. The Serena and GWAVA acquisitions increased research and development by $8.8 million and $0.1 million respectively. Amortization of acquired technology assets decreased $0.6 million. There was a reduction of $3.5 million in the net capitalized development expenditure in the period. Exceptional items included in research and development expenses increased $1.5 million to $2.2 million. Exceptional items are discussed later in this section.

Administrative expenses. Administrative expenses increased by $27.0 million, or 40.7% ($29.6 million, or 46.8% on a constant currency basis) to $93.1 million in the six months ended October 31, 2016 as compared to $66.1 million in the six months ended October 31, 2015. The increase in administrative expenses was partially due to the acquisition of Serena ($3.3 million excluding exceptional items of $7.5 million), and GWAVA ($0.3 million). Share based payment charges increased $3.7 million to $15.5 million and the exchange gain increased by $8.9 million to $9.3 million. Exceptional items included in administrative expenses increased $30.8 million to $35.6 million. Exceptional items are discussed later in this section.

Exceptional items: Exceptional items within operating profit increased by $30.4 million, or 285.4% to $41.0 million in the six months ended October 31, 2016 as compared to $10.7 million in the six months ended October 31, 2015. The increase was as a result of an increase in pre-acquisition costs of $19.7 million relating to the proposed combination with Seattle, an increase in integration costs of $5.0 million in bringing the heritage Micro Focus and TAG businesses together, an increase in severance costs of $3.3 million primarily related to the Serena acquisition, an increase in property costs of $1.4 million and an increase in acquisition costs of $0.9 million. The pre-acquisition costs relate to the evaluation of the acquisition of Seattle which was announced in September 2016 and is currently due to complete during the third quarter of the 2017 calendar year. These costs relate to accounting, legal and commercial due diligence work, legal work on the various agreements and professional advisors fees. The acquisition costs relate to due diligence work, legal work on the acquisition agreements and professional advisors fees on the acquisition of Serena and GWAVA.

Share of results of associates. Share of results of associates remained consistent with a loss of $1.1 million in the six months ended October 31, 2016 as compared to a loss of $1.1 million in the six months ended October 31, 2015.

Finance costs. Finance costs decreased by $1.4 million, or 2.8%, to $49.5 million in the six months ended October 31, 2016 as compared to $50.9 million in the six months ended October 31, 2015. This decrease in finance costs is primarily attributable to a $0.2 million reduction in loan interest and commitment fees, a $0.8 million decrease in the amortization of prepaid facility arrangements, original issue discounts and facility fees, and a $0.4 million decrease in other interest costs.

Finance income. Finance income increased by $0.1 million, or 12.1%, to $0.5 million in the six months ended October 31, 2016 as compared to $0.4 million in the six months ended October 31, 2015.

Taxation. The tax charge increased by $11.3 million, or 100.0%, to $22.6 million in the six months ended October 31, 2016 as compared to $11.3 million in the six months ended October 31, 2015. The impact of exceptional items on the tax charge increased by $2.3 million to $5.6 million in the six months ended October 31, 2016 compared to $3.3 million in the six months ended October 31, 2015. Excluding exceptional items, the tax charge increased by $13.5 million to $28.1 million (tax rate of 18.2%) for the six months ended October 31, 2016 as compared to $14.6 million (tax rate of 13.3%) for the six months ended October 31, 2015. This increase in the tax rate was primarily due to intra-group transfer pricing changes to manage risk arising from the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting initiative.

Underlying Adjusted EBITDA. Underlying Adjusted EBITDA increased by $56.5 million, or 21.4%, to $320.3 million in the six months ended October 31, 2016 as compared to $263.8 million in the six months ended October 31, 2015. This increase in Underlying Adjusted EBITDA was primarily driven by an increase of $40.0 million due to the Serena acquisition, cost savings from continuing efficiencies including property and employee rationalization initiatives, and a favorable impact on operating costs from movements in our key foreign currency exchange rates.

On a pro forma constant currency basis, Underlying Adjusted EBITDA increased by $18.8 million, or 6.2%, to $320.3 million (margin of 46.8%) in the six months ended October 31, 2016 as compared to $301.5 million (margin of 44.5%) in the six months ended October 31, 2015. The increase is as a result of the increase in pro forma constant currency revenue of $7.9 million, or 1.2%, and reduction in pro forma constant currency operating costs as set out above.

Adjusted Operating Profit. Adjusted Operating Profit increased $62.3 million, or 23.6% to $326.2 million in the six months ended October 31, 2016 as compared to $263.9 million in the six months ended October 31, 2015. On a pro forma constant currency basis, Adjusted Operating Profit increased $24.7 million, or 8.2% to $326.2 million in the six months ended October 31, 2016 as compared to $301.5 million in the six months ended October 31, 2015.

The Micro Focus Product Portfolio Adjusted Operating Profit in the six months ended October 31, 2016 was $272.7 million, delivering a margin of 50.8% which compares with the margin on a pro forma constant currency basis in the six months ended October 31, 2015 of 46.5%. The increase in margin arises because of the reduction in costs that have been achieved in the period through the progress on the integration of Serena and ongoing cost management initiatives in the core business.

The SUSE Product Portfolio Adjusted Operating Profit in the six months ended October 31, 2016 was $53.5 million at a margin of 36.3%. Compared to the pro forma constant currency Adjusted Operating Profit in the six months ended October 31, 2015, this is an increase of $11.3 million (26.8%) and a profit margin improvement of 1.0%. We have seen a significant increase in directly managed costs in SUSE that is consistent with the investment being made to deliver the SUSE growth charter. We are also seeing the benefit of a reduced allocation of centrally managed costs which is being delivered from the efficiencies within the Micro Focus Product Portfolio.

Fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015

The following table sets forth the components of profit for the fiscal years ended April 30, 2016 and 2015.

	Fiscal year ended Actual April 30, 2016			Fiscal year ended Actual April 30, 2015
	Before exceptional items $’000	Exceptional items $’000	Total $’000	Before exceptional items $’000	Exceptional items $’000	Total $’000	(Decline) / Growth %
Revenue	1,245,049	—	1,245,049	834,539	—	834,539	49.2%
Cost of sales	(133,260)	(2,172)	(135,432)	(86,861)	(4,629)	(91,490)	48.0%
Gross profit	1,111,789	(2,172)	1,109,617	747,678	(4,629)	743,049	49.3%
Selling and distribution costs	(411,961)	(4,372)	(416,333)	(270,864)	(19,611)	(290,475)	43.3%
Research and development expenses	(258,130)	(1,258)	(259,388)	(159,280)	(3,069)	(162,349)	59.8%
Administrative expenses	(118,911)	(20,051)	(138,962)	(73,620)	(69,369)	(142,989)	(2.8)%
Operating profit	322,787	(27,853)	294,934	243,914	(96,678)	147,236	100.3%
Share of results of associates	(2,190)	—	(2,190)	(788)	—	(788)	(177.9)%
Finance costs	(98,357)	—	(98,357)	(53,847)	(2,384)	(56,231)	74.9%
Finance income	1,009	—	1,009	1,210	—	1,210	(16.6)%
Profit before tax	223,249	(27,853)	195,396	190,489	(99,062)	91,427	113.7%
Taxation	(39,259)	6,835	(32,424)	(15,729)	25,753	10,024	423.5%
Profit for the fiscal year	183,990	(21,018)	162,972	174,760	(73,309)	101,451	60.6%

The Group acquired TAG on November 20, 2014. The Group results for the fiscal year ended April 30, 2015 contain the post-acquisition results for TAG (5 months and 10 days), while the Group results for the fiscal year ended April 30, 2016 contain a full year’s results for TAG.

Revenues. Revenues grew by $410.5 million, or 49.2% ($440.9 million, or 52.8% on a constant currency basis) to $1,245.0 million in the fiscal year ended April 30, 2016 as compared to $834.5 million in the fiscal year ended April 30, 2015. Revenue growth was primarily driven by an increase of $445.8 million due to the full year impact and of the TAG acquisition (six months and 20 days). This increase was partially offset by a decrease of $12.7 million in the Micro Focus Product Portfolio based on revenue trends within the sub-portfolios.

The breakdown in revenues of our two operating segments, Micro Focus and SUSE, by revenue type in the fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015 and pro forma constant currency revenues in the fiscal year ended April 30, 2015 is shown in the table below:

	Fiscal year ended April 30, 2016 Actual $m	Fiscal year ended April 30, 2015 Actual $m	Fiscal year ended April 30, 2016 Actual (Decline)/ Growth $m	Fiscal year ended April 30, 2016 Actual (Decline)/ Growth %	Fiscal year ended April 30, 2015 Pro forma Constant Currency $m	Fiscal year ended April 30, 2015 Pro forma Constant Currency (Decline)/ Growth $	Fiscal year ended April 30, 2015 Pro forma Constant Currency (Decline)/ Growth %
Micro Focus Product Portfolio
Licence	304.8	261.0	43.8	16.8%	320.3	(15.5)	(4.8%)
Maintenance	644.5	440.6	203.9	46.3%	686.3	(41.8)	(6.1%)
Subscription	—	—	—	—	—	—	—
Consultancy	41.9	31.8	10.1	31.8%	49.4	(7.5)	(15.2%)
	991.2	733.4	257.8	35.2%	1,056.0	(64.8)	(6.1%)
SUSE Product Portfolio
Licence	—	—	—	—	—	—	—
Maintenance	—	—	—	—	—	—	—
Subscription	248.9	98.2	150.7	153.5%	210.5	38.4	18.2%
Consultancy	4.9	2.9	2	69.0%	4.2	0.7	16.7%
	253.8	101.1	152.7	151.0%	214.7	39.1	18.2%
Total revenue
Licence	304.8	261.0	43.8	16.8%	320.3	(15.5)	(4.8%)
Maintenance	644.5	440.6	203.9	46.3%	686.3	(41.8)	(6.1%)
Subscription	248.9	98.2	150.7	153.5%	210.5	38.4	18.2%
Consultancy	46.8	34.7	12.1	34.9%	53.6	(6.8)	(12.7%)
Revenue	1,245.0	834.5	410.5	49.2%	1,270.7	(25.7)	(2.0%)

On a pro forma constant currency basis, revenues decreased by $25.7 million, or 2.0%, to $1,245.0 million in the fiscal year ended April 30, 2016 as compared to $1,270.7 million in the fiscal year ended April 30, 2015. This decrease was primarily due to declines in the Micro Focus Product Portfolio of $64.8 million, partially offset by growth in the SUSE Product Portfolio of $39.1 million, both of which are consistent with the revenue trends in the Micro Focus Product Portfolio and the SUSE Product Portfolio.

SUSE revenues increased by 18.2% to $253.8 million compared with the pro forma constant currency revenues in the fiscal year ended April 30, 2015 of $214.7 million, with the Subscription revenue increasing by 18.2% to $248.9 million (2015: pro forma constant currency $210.5 million). The Subscription revenues are presented net of the fair value deferred revenue haircut of $6.4 million that was applied as part of the TAG acquisition (2015: $5.1 million). Prior to this adjustment Subscription revenues grew by 18.4%.

The breakdown in revenue of our two operating segments, Micro Focus and SUSE, by regional revenue in the fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015 and the pro forma constant currency revenue for the fiscal year ended April 30, 2015 is show in the table below:

	Fiscal year ended April 30, 2016 Actual $m	Fiscal year ended April 30, 2015 Actual $m	Fiscal year ended April 30, 2016 Actual (Decline)/ Growth $m	Fiscal year ended April 30, 2016 Actual (Decline)/ Growth %	Fiscal year ended April 30, 2015 Pro forma Constant Currency $m	Fiscal year ended April 30, 2015 Pro forma Constant Currency (Decline)/ Growth $m	Fiscal year ended April 30, 2015 Pro forma Constant Currency (Decline)/ Growth %
Micro Focus
North America	525.2	367.3	157.9	43.0%	561.4	(36.2)	(6.4%)
International	377.0	289.8	87.2	30.1%	395.1	(18.1)	(4.6%)
Asia Pacific & Japan	89.0	76.3	12.7	16.6%	99.5	(10.5)	(10.6%)
Total	991.2	733.4	257.8	35.2%	1,056.0	(64.8)	(6.1%)
SUSE
North America	108.6	41.2	67.4	163.6%	87.4	21.2	24.3%
International	115.6	47.2	68.4	144.9%	98.4	17.2	17.5%
Asia Pacific & Japan	29.6	12.7	16.9	133.1%	28.9	0.7	2.4%
Total	253.8	101.1	152.7	151.0%	214.7	39.1	18.2%
Group
North America	633.8	408.5	225.3	55.2%	648.8	(15.0)	(2.3%)
International	492.6	337.0	155.6	46.2%	493.5	(0.9)	(0.2%)
Asia Pacific & Japan	118.6	89.0	29.6	33.3%	128.4	(9.8)	(7.6%)
Total revenue	1,245.0	834.5	410.5	49.2%	1,270.7	(25.7)	(2.0%)

Regionally, Micro Focus Product Portfolio’s revenues declined 6.4%, 4.6% and 10.6% in North America, International, and Asia Pacific and Japan respectively.

Progress in North America was encouraging with execution levels improving through the strengthening of leadership talent and associated improvements in execution and discipline. Host Connectivity delivered a strong performance throughout the year while IAS was challenged overall but delivered significant new customer wins and much improved alignment and engagement with partner channels. Development & ITOM suffered from significant levels of attrition that took time to stabilize and begin to correct. Collaboration & Networking was down consistent with prior performance and trends. CDMS execution improved throughout the year to deliver an acceptable performance overall with Mainframe Solutions delivering exciting new customer wins and improving pipeline.

International region (EMEA and LATAM) had a challenging year. EMEA took a significant time to stabilize as the restructuring actions worked through local legislative and consultation requirements. This was compounded by attrition in the key market of Germany and some portfolios leading to increased levels of disruption overall. Despite this IAS delivered a strong performance and there were notable wins in Development & ITOM and CDMS. LATAM was impacted by the economic situation in Brazil and in the rest of LATAM we moved to a distribution led model rather than direct sales resulting in an additional level of transition and disruption to be managed. Execution levels across International improved throughout the year.

Asia Pacific & Japan was mixed. Strength in Japan broadly across the board was offset by weakness in Asia. In Australia it was necessary to rebuild the business to ensure that the correct teams were in place to execute consistently the Micro Focus approach and improve the overall capabilities locally.

For the SUSE Product Portfolio, North America and International have had successful years in terms of subscription revenues, growing at 24.3% and 17.5% respectively compared with the pro forma constant currency revenues for the fiscal year ended April 30, 2015. Asia Pacific & Japan, whilst showing a small increase of 2.4% compared with the pro forma constant currency revenues for the fiscal year ended April 30, 2015, has a solid foundation to grow in the coming years.

Total operating costs. Total operating costs for the period have increased $262.8 million, or 38.2% ($283.2 million, or 41.2% on a constant currency basis) to $950.1 million for the period ended April 30, 2016 as compared to $687.3 million in the year ended April 30, 2015. As described below in the individual cost categories, the increase is primarily in relation to the acquisitions of TAG. However offsetting the increase resulting from these acquisitions which arose mostly from efficiencies from the restructuring exercise taken at the end of the last financial year, the rationalization of the property portfolio, capitalization of some of TAG’s development costs following the introduction of a suitable time recording system and a tighter control over discretionary costs. These cost savings have been partially offset by ongoing investments in the SUSE Product Portfolio to support growth.

Cost of sales. Cost of sales increased $43.9 million, or 48.0% ($47.0 million, or 53.1% on a constant currency basis) to $135.4 million as compared to $91.5 million in the year ended April 30, 2015. The overall increase in cost of sales was primarily driven by the full year impact of the TAG acquisition ($49.8 million excluding exceptional items of $3.7 million). Exceptional items included in cost of sales decreased $2.4 million to $2.2 million (2015: $4.6 million). Exceptional items are discussed later in this section.

Selling and distribution costs. Selling and distribution costs increased $125.9 million, or 43.3% ($134.8 million, or 47.9% on a constant currency basis) to $416.3 million as compared to $290.5 million in the year ended April 30, 2015. The increase in selling and distribution costs was primarily driven by the full year impact of the TAG acquisition on operating costs ($94.1 million excluding exceptional items of $2.5 million) and the associated increase in the amortization for acquired customer relationships and tradename intangible assets ($48.9 million). Exceptional items included in selling and distribution expenses decreased $15.2 million to $4.4 million (2015: $19.6 million) with many of the acquisition costs related to TAG being incurred in the prior year. Exceptional items are discussed later in this section.

Research and development expenses. Research and development expenses increased $97.0 million, or 59.8% ($100.2 million, or 63.0% on a constant currency basis) to $259.4 million as compared to $162.3 million in the year ended April 30, 2015. The increase in research and development expenses was primarily driven by the full year impact of the TAG acquisition on operating costs ($56.2 million excluding exceptional items of $2.7 million) and the associated increase in the amortization for acquired technology assets ($44.8 million). Research and development expenses benefited from a net increase of $10.8 million in capitalized development expenditure as TAG adopted Micro Focus’ research and development accounting policy. Exceptional items included in research and development expenses decreased $1.8 million to $1.3 million (2015: $3.1 million). Exceptional items are discussed later in this section.

Administrative expenses. Administrative expenses decreased by $4.0 million, or 2.8% (increased by $1.1 million, or 0.8% on a constant currency basis) to $139.0 million as compared to $143.0 million in the year ended April 30, 2015. The overall increase in administrative expenses was primarily driven by the full year impact of the TAG acquisition ($21.8 million excluding exceptional items of $13.5 million). Share based payment charges increased $13.2 million to $28.8 million (2015: $15.6 million) with the full year impact of awards and incentives in relation to the acquisition of TAG and exchange gain decreased $6.5 million to $2.9 million (2015: $9.4 million). Exceptional items included in administrative expenses decreased $49.3 million to $20.1 million (2015: $69.4 million) with many of the acquisition costs related to TAG being incurred in the prior year. Exceptional items are discussed later in this section.

Exceptional items: Exceptional items within operating profit decreased by $68.8 million, or 71.2% to $27.9 million in the fiscal year ended April 30, 2016 as compared to $96.7 million in the fiscal year ended April 30, 2015. The decrease was as a result of a reduction in costs related to the acquisition and integration including acquisition costs of $26.4 million, property rationalization costs of $12.2 million, severance costs of $35.6 million, intangible asset and prepayment impairment costs of $13.3 million, and a royalty provision release of $3.0 million, partially offset by an increase in integration costs of $16.1 million and pre-acquisition costs relating to Serena of $5.6 million.

Share of results of associates. Share of results of associates decreased by $1.4 million, or 177.9%, to a loss of $2.2 million in the fiscal year ended April 30, 2016 as compared to a loss of $0.8 million in the fiscal year ended April 30, 2015.

Finance costs. Finance costs increased by $42.1 million, or 74.9%, to $98.4 million in the fiscal year ended April 30, 2016 as compared to $56.2 million in the fiscal year ended April 30, 2015. The increase in the finance costs was due to an additional $38.8 million of finance costs incurred on new bank borrowings to fund the acquisition of TAG and an additional $7.4 million of amortization of facility costs and original issue discounts, offset by a $2.1 million reduction in interest on tax provisions and reduction of $2.4 million of exceptional finance costs incurred in the fiscal year ended April 30, 2015 relating to the acceleration of the amortization of facility fees as a result of incurring new borrowings to finance the acquisition of TAG.

Finance income. Finance income decreased by $0.2 million, or 16.6%, to $1.0 million in the fiscal year ended April 30, 2016 as compared to $1.2 million in the fiscal year ended April 30, 2015.

Taxation. The tax charge increased by $42.4 million, or 423.5%, to an expense of $32.4 million (16.6% tax rate) in the fiscal year ended April 30, 2016 as compared to a benefit of $10.0 million (-10.9% tax rate) in the fiscal year ended April 30, 2015. The tax rate for the fiscal year ended April 30, 2016 is higher as the Group’s profit in 2016 includes a full year of profit from TAG, which is taxed at higher rates, particularly in the US, and the tax rate in 2015 included significant one-time benefits, specifically a prior year benefit relating to the U.K. patent box regime and benefits arising from the recognition of tax credits in the US following the acquisition of TAG.

Underlying Adjusted EBITDA. Underlying Adjusted EBITDA increased by $184.2 million, or 52.8%, to $532.5 million in fiscal year ended April 30, 2016 as compared to $348.3 million in the fiscal year ended April 30, 2015. This increase in Underlying Adjusted EBITDA was primarily driven by an increase of $201.1 million due to the full year effect of the TAG acquisition completed on November 20, 2015. The remainder of the increase in Underlying Adjusted EBITDA is as a result of a reduction in operating costs which arose mostly from efficiencies from restructuring taken at the end of the 2015 fiscal year, the rationalization of the property portfolio and tighter control over discretionary costs.

On a pro forma constant currency basis, Underlying Adjusted EBITDA increased by $45.7 million, or 9.4%, to $532.5 million (margin of 42.8%) in the fiscal year ended April 30, 2016 as compared to $486.8 million (margin of 38.3%) in the fiscal year ended April 30, 2015.

Adjusted Operating Profit. Adjusted Operating Profit increased $185.7 million, or 53.4% to $533.5 million in the fiscal year ended April 30, 2016 as compared to $347.8 million in the fiscal year ended April 30, 2015. On a pro forma constant currency basis, Adjusted Operating Profit increased $50.1 million, or 10.4% to $533.5 million in the fiscal year ended April 30, 2016 as compared to $483.4 million in the fiscal year ended April 30, 2015.

The Micro Focus Product Portfolio Adjusted Operating Profit was $453.7 million in the fiscal year ended April 30, 2016, delivering a margin of 45.8% which compares with the margin in the pro forma constant currency Adjusted Operating Profit for the fiscal year ended April 30, 2015 of 40.2%. The increase in margin arises because of the cost saving actions that were taken at the end of the 2015 fiscal year when we integrated the original Micro Focus business with TAG. These savings were mostly in staff and property costs.

The SUSE Product Portfolio Adjusted Operating Profit was $79.8 million in the fiscal year ended April 30, 2016 at a profit margin of 31.4%. Compared to the pro forma constant currency Adjusted Operating Profit for the fiscal year ended April 30, 2015, this is an increase of $21.1 million (35.9%) and a profit margin improvement of 4.1%. We have seen a significant increase in directly managed costs in the SUSE Product Portfolio that is consistent with the investment being made to deliver the SUSE growth charter. We are also seeing the benefit of a reduced allocation of centrally managed costs which is being delivered from the efficiencies in the Micro Focus Product Portfolio.

Fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014

The following table sets forth the components of profit for the fiscal years ended April 30, 2015 and 2014.

	Fiscal year ended Actual April 30, 2015			Fiscal year ended Actual April 30, 2014
	Before exceptional items $’000	Exceptional items $’000	Total $’000	Before exceptional items $’000	Exceptional items $’000	Total $’000	(Decline) / Growth %
Revenue	834,539	—	834,539	433,058	—	433,058	92.7%
Cost of sales	(86,861)	(4,629)	(91,490)	(29,912)	—	(29,912)	205.9%
Gross profit	747,678	(4,629)	743,049	403,146	—	403,146	84.3%
Selling and distribution costs	(270,864)	(19,611)	(290,475)	(120,669)	—	(120,669)	140.7%
Research and development expenses	(159,280)	(3,069)	(162,349)	(57,833)	—	(57,833)	180.7%
Administrative expenses	(73,620)	(69,369)	(142,989)	(68,924)	—	(68,924)	107.5%
Operating profit	243,914	(96,678)	147,236	155,720	—	155,720	(5.4)%
Share of results of associates	(788)	—	(788)	—	—	—	(100.0)%
Finance costs	(53,847)	(2,384)	(56,231)	(8,197)	—	(8,197)	586.0%
Finance income	1,210	—	1,210	318	—	318	280.5%
Profit before tax	190,489	(99,062)	91,427	147,841	—	147,841	(38.2)%
Taxation	(15,729)	25,753	10,024	(25,759)	—	(25,759)	(138.9)%
Profit for the fiscal year	174,760	(73,309)	101,451	122,082	—	122,082	(16.9)%

The Group acquired TAG on November 20, 2014. The Group results for the fiscal year ended April 30, 2015 contain the post-acquisition results for TAG (5 months and 10 days), while the Group results for the fiscal year ended April 30, 2014 do not contain any results for TAG.

Revenues. Revenues grew by $401.5 million, or 92.7% ($416.4 million, or 99.6% on a constant currency basis) to $834.5 million in the fiscal year ended April 30, 2015 as compared to $433.1 million in the fiscal year ended April 30, 2014. This increase in revenue was primarily driven by an increase of $416.0 million due to the TAG acquisition net of the associated fair value deferred revenue haircut of $17.0 million.

The breakdown of our revenues by type in the fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014 and constant currency revenues in the fiscal year ended April 30, 2014 is shown in the table below:

	Fiscal year ended April 30, 2015 Existing $m	Fiscal year ended April 30, 2015 Acquisition $m	Fiscal year ended April 30, 2015 Actual $m	Fiscal year ended April 30, 2014 Actual $m	Fiscal year ended April 30, 2015 Actual (Decline)/ Growth %	Fiscal year ended April 30, 2014 Existing Constant Currency $m	Fiscal year ended April 30, 2014 Constant Currency (Decline)/ Growth %
Licence	162.8	98.2	261.0	177.9	46.7%	171.3	(5.0%)
Maintenance	243.2	197.4	440.6	243.2	81.2%	235.5	3.3%
Subscription	—	98.2	98.2	—	—	—	—
Consultancy	12.5	22.2	34.7	12.0	189.2%	11.3	10.6%
Total revenue	418.5	416.0	834.5	433.1	92.7%	418.1	0.1%

Group revenues in the fiscal year ended April 30, 2015 grew to $834.5 million with $416.0 million coming from the TAG acquisition which was completed on 20 November 2014. Group revenues excluding the acquisition were $418.5 million which, on a constant currency basis, were flat with the prior year.

Licence revenue for the three regions on a constant currency basis declined by 5.0% partly as a result of a decline in the Japan COBOL business and slightly lower CORBA and MS performance. Maintenance revenue for the three regions on a constant currency basis grew by 3.3% with a strong performance across most portfolios and across all three regions. Consulting revenues for the three regions on a constant currency basis grew by $1.2 million being 10.6% with the majority of this growth coming from the North America MS consulting business. Since the acquisition, TAG performed better than management expectations and this business tends to have a stronger second half year than first half year on Licence revenues. TAG Licence revenues for its year to 31 March 2015 were $170.7 million with $70.9 million in its first six months (41.5%).

The breakdown in revenue by region in the fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014 and the constant currency revenue for the fiscal year ended April 30, 2014 is show in the table below:

	Fiscal year ended April 30, 2015 Existing $m	Fiscal year ended April 30, 2015 Acquisition $m	Fiscal year ended April 30, 2015 Actual $m	Fiscal year ended April 30, 2014 Actual $m	Fiscal year ended April 30, 2015 Actual (Decline)/ Growth %	Fiscal year ended April 30, 2014 Existing Constant Currency $m	Fiscal year ended April 30, 2014 Constant Currency (Decline)/ Growth %
North America	201.4	—	201.4	199.9	0.8%	199.3	1.1%
International	168.5	—	168.5	178.6	(5.7)%	166.4	1.3%
Asia Pacific & Japan	48.6	—	48.6	54.6	(11.0)%	52.4	(7.3%)
TAG	—	416.0	416.0	—	—	—	—
Total revenue	418.5	416.0	834.5	433.1	92.7%	418.1	0.1%

The International region revenue growth on a constant currency basis was 1.3% with Licence revenues decline of 2.8%, Maintenance revenues grew by 4.7% and Consultancy revenues grew by 2.8%. The Licence revenues decline was mostly with our Mainframe Solutions (‘MS’) product portfolio where we were not able to repeat a sizeable deal that was done in the prior year. Most of the Maintenance revenues growth came from our COBOL Development products as a result of the strong Licence sales in the prior year. Consultancy revenues grew by $0.2 million (2.8%) on the prior year. Overall we saw revenue growth in CD, Borland and CORBA with a decline in MS and Niche.

In North America, for the full year revenue growth on a constant currency basis was 1.1% with Licence revenue decline of 3.0%, Maintenance revenue growth of 2.6% and Consultancy revenue growth of 26.3%. The primary reason for the decline in Licences was in the CORBA portfolio as a result of having most of the major clients making purchases in the prior year. Maintenance revenue grew mostly in the Borland portfolio as a result of a full year of AccuRev Maintenance revenues. Consulting grew due to having more MS related consulting projects. Overall we saw revenue growth in CD, MS and Borland with a decline in CORBA and Niche.

In Asia Pacific and Japan, on a constant currency basis revenue declined by 7.3% on the prior year with Licence fees declining by 17.3%, Maintenance revenues increasing by 2.3% (2014: 0.8%) and Consultancy revenue was flat year on year. The decline in the region’s Licence revenue was due mostly to Japan where we suffered from the economic climate and fewer sales through our distributors. Overall we saw revenue growth in MS and Borland with a decline in CD, CORBA and Niche.

Cost of sales. Cost of sales increased by $61.6 million, or 205.9% ($62.6 million, or 216.6% on a constant currency basis) to $91.5 million in the fiscal year ended April 30, 2015 as compared to $29.9 million in the fiscal year ended April 30, 2014. The overall increase in cost of goods sold was primarily driven by an increase of $57.8 million (excluding exceptional costs of $3.9 million) due to the TAG acquisition. Exceptional items included in cost of sales were $4.6 million (2014: $nil). Exceptional items are discussed later in this section.

Selling and distribution costs. Selling and distribution costs increased by $169.8 million, or 140.7% ($173.6 million, or 148.5% on a constant currency basis) to $290.5 million in the fiscal year ended April 30, 2015 as compared to $120.7 million in the fiscal year ended April 30, 2014. The increase in selling and distribution costs was primarily driven by $118.9 million (excluding exceptional costs of $7.1 million) of costs acquired within TAG and the associated increase in the amortization for acquired customer relationships and tradename intangible assets ($48.8 million). Exceptional items included in selling and distribution expenses were $19.6 million (2014:

$nil). Exceptional items are discussed later in this section. Integration initiatives reduced selling and distribution costs during the year as a result of an increase in telesales and a reduction in field sales, lower marketing spend and a lower investment this year in graduate sales scheme and the impact of reducing the sales workforce through efficiency programs.

Research and development expenses. Research and development expenses increased by $104.5 million, or 180.7% ($105.6 million, or 186.3% on a constant currency basis) to $162.3 million in the fiscal year ended April 30, 2015 as compared to $57.8 million in the fiscal year ended April 30, 2014. The overall increase in research and development expenses was primarily driven by an increase of $73.4 million (excluding exceptional costs of $2.8 million) due to the TAG acquisition and the associated increase in the amortization for acquired technology assets ($20.7 million). Research and development expenses benefited from a net increase of $0.1 million in capitalized development expenditure. Exceptional items included in research and development expenses were $3.1 million (2014: $nil).

Administrative expenses. Administrative expenses increased by $74.1 million, or 107.5% ($74.8 million, or 109.7% on a constant currency basis) to $143.0 million in the fiscal year ended April 30, 2015 as compared to $68.9 million in the fiscal year ended April 30, 2014. This increase in administrative expenses was primarily driven by an increase of $31.1 million (excluding exceptional costs of $33.2 million) due to the TAG acquisition. Share based payment charges increased $2.8 million to $15.6 million (2014: $12.8 million) primarily as a result of the acquisition of TAG. Administrative expenses did benefit from a increase in exchange gains of $13.8 million. Exceptional items included in administrative expenses were $69.4 million (2014: $nil).

Exceptional items: Exceptional items within operating profit was $96.7 million in the fiscal year ended April 30, 2015. There were no exceptional items in the fiscal year ended April 30, 2014. Exceptional items included acquisition costs of $26.8 million associated with the acquisition of TAG, property rationalization costs of $18.2 million, severance costs of $30.7 million, intangible asset and prepayment impairment costs of $13.3 million and integration costs of $7.6 million.

Share of results of associates. Prior to the acquisition of TAG, the Group did not hold any investments in associates. The share of results of associates was a loss of $0.8 million in the fiscal year ended April 30, 2015.

Finance costs. Finance costs increased by $48.0 million, or 586.0%, to $56.2 million in the fiscal year ended April 30, 2015 as compared to $8.2 million in the fiscal year ended April 30, 2014. The increase in the finance costs related to an increase of $38.4 million of finance costs on new bank borrowings to fund the acquisition of TAG, an increase of $4.8 million of amortization of facility costs and original issue discounts, $2.6 million of interest on tax provisions, $0.3 million of net interest expense on retirement obligations, and $2.4 million of exceptional finance costs incurred in the fiscal year ended April 30, 2015 relating to the acceleration of the amortization of facility fees as a result of taking on new borrowings to finance the acquisition of TAG.

Finance income. Finance income increased by $0.9 million, or 280.5%, to $1.2 million in the fiscal year ended April 30, 2015 as compared to $0.3 million in the fiscal year ended April 30, 2014. This increase included $0.5 million of interest income on tax repayments.

Taxation. The tax charge decreased by $35.8 million, or 138.9%, to a benefit of $10.0 million (-10.9% tax rate) in the fiscal year ended April 30, 2015 as compared to an expense of $25.8 million (17.4% tax rate) in the fiscal year ended April 30, 2014. The tax rate for the fiscal year ended April 30, 2015 is lower than the rate for the fiscal year ended April 30, 2014 as the tax rate for the fiscal year ended April 30, 2015 includes benefits relating to the U.K. patent box regime including one time benefits relating to prior years, one time benefits arising from the recognition of tax credits in the US following the TAG acquisition and, benefits relating to the financing structure implemented to fund that acquisition.

Underlying Adjusted EBITDA. Underlying Adjusted EBITDA increased by $151.9 million, or 77.3%, to $348.3 million in the fiscal year ended April 30, 2015 as compared to $196.4 million in the fiscal year ended April 30, 2014. This increase in Underlying Adjusted EBITDA was primarily driven by an increase of $139.4 million due to the TAG acquisition and an increase in the existing business of $12.5 million.

On a constant currency basis Underlying Adjusted EBITDA increased from $188.0 million in fiscal year ended April 30, 2015 to $348.3 million.

Adjusted Operating Profit. Adjusted Operating Profit increased $160.3 million, or 85.5% to $347.8 million in the fiscal year ended April 30, 2015 as compared to $187.5 million in the fiscal year ended April 30, 2014.

Liquidity and Capital Resources

Our principal ongoing uses of cash are to meet working capital requirements to fund debt obligations and to finance our capital expenditures and acquisitions.

Cash flows from operating activities

Six months ended October 31, 2016 compared to the six months ended October 31, 2015

Net cash generated from operating activities increased by $72.9 million, or 117.6%, to $135.0 million in the six months ended October 31, 2016 as compared to $62.0 million in the six months ended October 31, 2015. This was primarily due to an increase in operating profit of $42.0 million after adding back the effect of non-cash items, a reduction in tax paid of $29.5 million, a reduction in interest paid of $9.3 million, which was partially offset by an increase in loan issue costs of $5.1 million and an outflow from working capital of $2.8 million. The acquisitions of Serena and GWAVA contributed $35.6 million to the increase in operating profit of $42.0 million after adding back the effect of non-cash items.

Fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015

Net cash generated from operating activities increased by $82.9 million, or 41.4%, to $283.2 million in the fiscal year ended April 30, 2016 as compared to $200.3 million in the fiscal year ended April 30, 2015. This was primarily due to an increase in operating profit of $205.7 million after adding back the effect of non-cash items and a decrease in loan issue costs of $38.4 million, which was offset by an increase in tax paid of $81.1 million, an increase in interest paid of $41.3 million and an outflow from working capital of $38.7 million. The acquisition of TAG part way through the year ended April 30, 2015 contributed $105.0 million to the increase in operating profit of $205.7 million after adding back the effect of non-cash items.

Fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014

Net cash provided by operations increased by $30.3 million, or 17.8%, to $200.3 million in the fiscal year ended April 30, 2015 as compared to $170.0 million in the fiscal year ended April 30, 2014. This was primarily due to an increase in operating profit of $126.3 million after adding back the effect of non-cash items and a decrease in tax paid of $27.8 million, which was offset by increase in loan issue costs of $34.9 million, an increase in interest paid of $44.7 million and an outflow from working capital of $44.2 million.

The acquisition of TAG part way through the year ended April 30, 2015 contributed $163.9 million to the increase in operating profit of $126.3 million after adding back the effect of non-cash items.

Cash flows from investing activities

Six months ended October 31, 2016 compared to the six months ended October 31, 2015

Net cash used in investing activities increased by $534.7 million, or 1,718.8%, to $565.8 million in the six months ended October 31, 2016 as compared to $31.1 million in the six months ended October 31, 2015. This increase in net cash used in investing activities was primarily due to an increase in cash outflows for acquisitions of $283.8 million associated with Serena and GWAVA slightly offset by the acquisition of Authasas BV, an increase of $2.3 million in payments for intangible assets and property, plant and machinery, and the repayment of $316.7 million of bank borrowings on the acquisition of Serena in the six months ended October 31, 2016, which was partially offset by an increase in cash acquired with acquisitions of $68.1 million in the six months ended October 31, 2016.

Fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015

Net cash used in/generated from investing activities decreased by $192.9 million, or 138.5%, to a used in amount of $53.6 million in the fiscal year ended April 30, 2016 as compared to a generated from amount of $139.3 million in the fiscal year ended April 30, 2015. This decrease in net cash used in/generated from investing activities was primarily due to an increase of $18.6 million in payments for intangible assets and property, plant and machinery, cash acquired with the acquisition of TAG of $165.9 million in the fiscal year ended April 30, 2015, and the cost of the acquisition of Authasas BV of $10.0 million in the fiscal year ended April 30, 2016, which was partially offset by an increase of $0.7 million of bank interest received.

Fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014

Net cash used in/generated from investing activities increased by $192.9 million, or 360.0%, to a generated from amount of $139.3 million in the fiscal year ended April 30, 2015 as compared to a used in amount of $53.6 million in the fiscal year ended April 30, 2014. This increase in net cash used in/generated from investing activities was primarily due to an increase of $4.2 million in payments for intangible assets and property, plant and machinery offset by an increase in cash acquired with acquisitions $165.9 million related to TAG and the cost of the acquisitions of SoForTE GmbH for $6.6 million, OpenFusion CORBA assets from PrismTEch Group Limited for $6.4 million and AccuRev Inc. for $22.2 million in the year ended April 30, 2014.

Cash flows from financing activities

Six months ended October 31, 2016 compared to the six months ended October 31, 2015

Net cash used in financing activities decreased by $54.0 million, or 30.7%, to $121.9 million in the six months ended October 31, 2016 as compared to $175.9 million in the six months ended October 31, 2015. This decrease in net cash used in financing activities was primarily due to an increase of $95.0 million in cash inflows associated with the revolver bank facility offset by an increase in dividends paid to shareholders of $41.0 million.

Fiscal year ended April 30, 2016 compared to the fiscal year ended April 30, 2015

Net cash used in/generated from financing activities increased by $321.6 million, or 277.7%, to a generated from amount of $205.8 million in the fiscal year ended April 30, 2016 as compared to a used in amount of $115.8 million in the fiscal year ended April 30, 2015. This increase in net cash used in/generated from financing activities was primarily due to a net cash inflow of $223.7 million from a share placement made to fund the purchase of Serena in the fiscal year ended April 30, 2016 and the $131.6 million of Return of Value payment made in the fiscal year ended April 30, 2015, offset by an increase in dividends paid to shareholders of $32.5 million.

Fiscal year ended April 30, 2015 compared to the fiscal year ended April 30, 2014

Net cash used in financing activities decreased by $5.6 million, or 4.6%, to $115.8 million in the fiscal year ended April 30, 2015 as compared to $121.3 million in the fiscal year ended April 30, 2014. This was primarily due to a cash inflow on the movement on net bank repayments of $5.9 million, a cash inflow on the movement in Return of Value payments of $9.2 million and a $0.6 million increase in the inflow from share capital issues, offset by an increase in dividends paid to shareholders of $10.1 million.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements, aside from those outlined in the contractual cash obligations table below, that have, or are reasonably likely to have, a current or future material effect on the Group's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Commitments

The debt facilities of the Micro Focus Group were put in place at the time of the acquisition of TAG on November 20, 2014 and totaled $2,000.0 million under a credit agreement comprising a $1,275.0 million seven year Term Loan B, a $500.0 million five year Term Loan C and a $225.0 million revolving facility. As part of the Serena acquisition additional revolving facilities commitments of $150.0 million in total were obtained on May 2, 2016 from Barclays, HSBC and The Royal Bank of Scotland.

During the fiscal year ended April 30, 2016, mandatory repayments of $12.8 million of the Term Loan B and $50.0 million of the Term Loan C were made together with a draw-down of $245.0 million and repayment of the $95.0 million of the revolving facility.

At April 30, 2016, $225.0 million of the revolving facility was drawn, in anticipation of the completion of the Serena acquisition, together with $1,112.3 million of Term Loan B and $450.0 million of Term Loan C giving gross debt of $1,787.3 million drawn. On May 2, 2016 the revolving facility was extended by $150.0 million and this increased the total facilities available to the Micro Focus Group to $1,937.3 million.

The only financial covenant attaching to these new facilities relates to the revolving facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the revolving facility is outstanding at a fiscal quarter end. At April 30, 2016, $225.0 million of the revolving facility available at that time was drawn representing 100%, reducing to 60% on May 2, 2016 when the facility was extended. The covenant calculation indicates that the Micro Focus Group had in excess of 140% headroom against the covenant test.

The terms of Micro Focus Group’s existing credit facilities during the period from November 20, 2014 and April 30, 2016 are as follows:

1.	In relation to the senior secured Term Loan B of $1,275.0 million: an interest rate of 4.25% above LIBOR (subject to a LIBOR floor of 1.00%), repayable at 1.00% per annum, with an original issue discount of 1.00% and a 7 year term expiring in November 2021;
2.	In relation to the senior secured Term Loan C of $500.0 million: an interest rate of 3.75% above LIBOR (subject to a LIBOR floor of 0.75%), repayable at 10.00% per annum, with an original issue discount of 1.50% and a 5 year term expiring in November 2019; and
3.	In relation to the senior secured revolving facility of $225.0 million: an initial interest rate of 3.50% above LIBOR, and an original issue discount of 0.50% with a term expiring in November 2019.

The revolving facility was increased to $375.0 million on May 2, 2016 as part of the funding for the Serena acquisition. In August 2016 the Term Loan B was repriced such that the interest rate was reduced to 3.75% above LIBOR and the LIBOR floor was reduced to 0.75%.

The following table reflects a summary of obligations and commitments outstanding as of April 30, 2016:

	Payments due by Period
	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
	$’000	$’000	$’000	$’000	$’000
Contractual cash obligations:
Long-term debt	287,750	125,500	325,500	1,048,500	1,787,250
Operating leases	27,177	39,628	33,645	40,583	141,033
Interest payments	87,617	148,389	120,598	86,934	433,538
Subtotal	402,544	313,517	479,743	1,176,017	2,371,821

The interest payments within the above table are presented based on the prevailing one-month LIBOR rate as of April 30, 2016.

Future Liquidity

The Micro Focus Group’s existing facilities were amended, repriced and extended on April 21, 2017, with the revised terms applying approximately five days after allocation. Pursuant to the Transaction, there will be new facilities agreements: the New Micro Focus Facility Agreement and the New Seattle Facility Agreement. The New Micro Focus Facility Agreement will include three tranches.

The terms of the Micro Focus Facilities and the Seattle Term Loan Facility are as follows:

1.	In relation to the Seattle Term Loan Facility of $2,600 million: an interest rate of 2.75% above LIBOR (subject to a LIBOR floor of 0.00%), repayable at 1.00% per annum, with an original issue discount of 0.25% and a seven year term;
2.	In relation to the Facility B-3 of $385 million: an interest rate of 2.75% above LIBOR (subject to a LIBOR floor of 0.00%), repayable at 1.00% per annum, with an original issue discount of 0.25% and a seven year term;

3.	In relation to the Euro Facility of €470 million: an interest rate of 3.00% above EURIBOR (subject to a EURIBOR floor of 0.00%), repayable at 1.00% per annum, with an original issue discount of 0.25% and a seven year term;
4.	In relation to the existing Facility B-2 of $412 million due November 2021, the lenders were offered a cashless roll of their investment into the existing B-2 due November 2021 and this was re-priced to 2.50% above LIBOR (subject to a LIBOR floor of 0.00%) and increased in size from $1,103 million to $1,515 million. The Facility B-2 and the Facility C were previously priced at LIBOR plus 3.75% (subject to a LIBOR floor of 0.75%) and the new pricing will apply approximately five days after allocation. This increased Facility B-2 had an original issue discount of $nil; and
5.	In relation to the Revolving Credit Facility of $500 million: an interest rate of 3.50% above LIBOR (subject to a LIBOR floor of 0.00%).

The following table reflects a summary of obligations and commitments outstanding as of April 30, 2016, after giving effect to the new Micro Focus Facilities and the Seattle Term Loan Facility:

	Payments due by Period
	Less than 1 year	1 - 3 years	3 -5 years	After 5 years	Total
Contractual cash obligations:	$’000	$’000	$’000	$’000	$’000
Long-term debt	$37,529	100,077	100,077	4,766,157	5,003,840
Operating leases	27,177	39,628	33,645	40,583	141,033
Interest payments	184,104	362,889	356,083	267,764	1,170,840
Subtotal	$248,810	502,594	489,805	5,074,504	6,315,713

The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of April 21, 2017.

Critical Accounting Estimates and Policies

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), interpretations issued by the IFRS Interpretations Committee and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared on a going concern basis under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in the Notes to the Financial Statements.

In preparing the consolidated financial statements, the Group has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that it is likely that materially different amounts would be reported related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates, which require the Group to make subjective and complex judgments, and matters that are inherently uncertain.

Revenue recognition

The key areas of judgment in respect of recognizing revenue are the timing of recognition and the fair value allocation between License and Maintenance revenue, specifically in relation to recognition and deferral of revenue on support contracts where management assumptions and estimates are necessary.

The Group recognizes revenues from sales of software Licenses (including Intellectual Property and Patent rights, to end-users, resellers and Independent Software Vendors (“ISV”)), software maintenance, subscription, technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the License fee, they are unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery.

If the arrangement includes acceptance criteria, revenue is not recognized until the Group can objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever is earlier. The Group recognizes License revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria are met; otherwise revenue is deferred and recognized upon delivery of the product to the end-user. Where the Group sells access to a License for a specified period of time and collection of a fixed or determinable fee is reasonably assured, License revenue is recognized upon delivery, unless future substantive upgrades or similar future performance obligations are committed to, in which case revenue is deferred and recognized ratably over the specified period. This is typically the case for Subscriptions where access and performance obligations are performed over a defined term. Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognized on a straight-line basis over the term of the contract, which in most cases is one year. Revenue from consulting and training services is recognized on a percentage of completion basis as the services are performed. The stage of completion is measured on the basis of services performed to date as a percentage of the total services to be performed. Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

Rebates paid to partners as part of a contracted program are netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner, unless the Group receives an identifiable good or service from the partner that is separable from the sales transaction and for which the Group can reasonably estimate fair value.

Business Combinations

When making acquisitions, the Group has to make judgments and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations otherwise valuations are done by management using consistent methodology used on prior year acquisitions where appropriate professional advice was sought. The valuation of goodwill and other intangibles is tested annually or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable. These tests require the use of estimates.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the “measurement period” (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as at the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, the Group recognizes these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

Foreign currency translation

Functional and presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. The Group uses the local currency as the functional currency, except for two entities based in Ireland (Novell Ireland Software Limited and Novell Ireland Real Estate Limited) and the parent company, where the functional currency is the US dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
•	Income and expenses for each consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each area of operation by each primary reporting segment.

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Details of the Group’s impairment review and sensitivities to changes in assumptions are disclosed in Notes to the Financial Statements.

Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortization and depreciation are also reviewed for any possible impairment at each reporting date.

Development expenditure

The Group invests in the development of future products. The assessment as to whether this expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgment, as is the forecasting of how the product will generate future economic benefit. Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgment. These judgments are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

Taxation

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated settlement of tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group carries appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities.

Current and deferred tax are recognized in the consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

Loss Contingencies

Loss contingencies for onerous leases, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring contingencies comprise lease termination penalties and employee termination payments. Contingencies are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A loss contingency is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the loss contingency due to the passage of time is recognized as an interest expense.

Recently Issued Accounting Standards

Other than as described below and income tax expense for the six month period ended October 31, 2016 and 2015 which is recognized using an estimate of the weighted average effective annual income tax rate expected for the full year, the accounting policies adopted are consistent with those of the Group’s annual consolidated financial statements for the year ended April 30, 2016, as described in those financial statements.

(a)	The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group
•	Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortization applies for periods beginning on or after January 1, 2016. In this amendment the IASB has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.
•	Annual Improvements 2014 includes amendments to IFRS 5, ‘Non-current Assets Held For Sale and Discontinued Operations’, IFRS 7, ‘Financial Instruments: Disclosures’, IAS 19, ‘Employee Benefits’ and IAS 34, ‘Interim Financial Reporting’ applies for periods beginning on or after January 1, 2016.
•	Amendment to IAS 1, ‘Presentation of financial statements’ as part of the IASB initiative to improve presentation and disclosure in financial reports, effective for annual periods beginning on or after January 1, 2016.

The amendments above do not have a material impact to the consolidated interim financial statements.

(b)	The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:
•	IFRS 15 ‘Revenue from contracts with customers’ establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
•	IFRS 9 ‘Financial instruments’. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after January 1, 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.
•	Amendments to IAS 7, ‘Statement of cash flows’ on disclosure initiative are effective on periods beginning on or after January 1, 2017. This amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities and is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.
•	Amendments to IAS 12, ‘Income taxes’ on recognition of deferred tax assets for unrealized losses are effective on periods beginning on or after January 1 2017. These amendments clarify how to account for deferred tax assets originated from unrealized loss in debt instruments measured at fair value.
•	Amendments to IFRS 2, ‘Share-based payments’ on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after January 1, 2018. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.
•	IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted if the entity is adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.

•	Annual improvements 2014-2016 include amendments to IFRS 1, ‘First-time adoption of IFRS’, IFRS 12, ‘Disclosure of interests in other entities’ and IAS 28, ‘Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value applies for periods beginning on or after January 1, 2018.
•	IFRIC 22, ‘Foreign currency transactions and advance consideration’ addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after January 1, 2018.

Apart from IFRS 9, IFRS 15, IFRS 16, and IFRIC 22, where it is too early to determine how significant the effect on reported results and financial position will be, the directors anticipate that the future introduction of those standards, amendments and interpretations listed above will not have a material impact on the consolidated interim financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Financial risk factors

Micro Focus Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the Micro Focus Board. Group treasury identifies and evaluates financial risks alongside the Group’s operating units. The Micro Focus Board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds. In accordance with the treasury policy, the Group does not typically hold or issue derivative financial instruments.

Credit risk

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected collectability of accounts receivable. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to U.K. Sterling, Yen and the Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. There were no hedging transactions in place at April 30, 2016 or 2015. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

Interest rate risk

The Group’s income and cash generated from operations are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group does not use interest rate swaps to manage its cash flow interest rate risk at the present time due to low market rates.

Liquidity risk

Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts. Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and nine years. At April 30, 2016 gross borrowings of $1,787.3 million (2015: $1,700.0 million) related to our senior secured debt facilities. $287.8 million (2015: $137.8 million) is current of which $225.0 million (2015: $75.0 million) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs. See note 21 to our accompanying financial statements included elsewhere in this information statement/prospectus.

Non-IFRS measures

The Group uses certain measures to assess the financial performance of its business. Certain of these measures are termed “non-IFRS measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity, in presentations to the Micro Focus Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The non-IFRS measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS.

An explanation of the relevance of each of the non-IFRS measures, a reconciliation of the non-IFRS measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS or those calculated using financial measures that are calculated in accordance with IFRS.

EBITDA, Facility EBITDA, Adjusted EBITDA, and Underlying Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, taxation, depreciation of property, plant and equipment, and amortization of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Facility EBITDA is comprised of EBITDA (as defined above), adjusted for share of results of associates, exceptional items (integration costs, acquisition costs, pre-acquisition costs, property costs, severance costs, royalty provision release, impairment of intangible assets, and impairment of prepayments), and share based compensation. Facility EBITDA is used as a compliance measure within the Group’s debt covenants. Adjusted EBITDA is comprised of Facility EBITDA (as defined above), adjusted for amortization and impairment of development costs. Underlying Adjusted EBITDA is comprised of Adjusted EBITDA (as defined above), adjusted for foreign exchange gains/losses and net capitalization/amortization of development costs. These items are excluded from Facility EBITDA, Adjusted EBITDA, and Underlying Adjusted EBITDA because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. Management believes that Facility EBITDA, Adjusted EBITDA, and Underlying Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our business.

Adjusted EBITDA Margin and Underlying Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

EBITDA, Facility EBITDA, Adjusted EBITDA, and Underlying Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

•	they do not reflect the Group’s cash expenditures or future requirements for capital expenditure or contractual commitments;
•	they do not reflect changes in, or cash requirements for, the Group’s working capital needs;
•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Group’s debt;
•	they are not adjusted for all non-cash income or expense items that are reflected in the Group’s statements of cash flows;
•	the further adjustments made in calculating Adjusted EBITDA and Underlying Adjusted EBITDA are those that management consider are not representative of the underlying operations of the Group and therefore are subjective in nature; and
•	although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, and Underlying Adjusted EBITDA do not reflect any cash requirements for such replacements.

The following table is a reconciliation from profit for the period/year excluding exceptional items to EBITDA, Facility EBITDA, Adjusted EBITDA, and Underlying Adjusted EBITDA:

	Six months ended October 31,		Year Ended April 30,
	2016	2015	2016	2015	2014
	$m	$m	$m	$m	$m
Profit for the period/year	90.6	87.5	163.0	101.5	122.1
Finance costs	49.5	50.9	98.3	56.2	8.2
Finance income	(0.5)	(0.4)	(1.0)	(1.2)	(0.3)
Taxation	22.6	11.3	32.4	(10.0)	25.8
Depreciation of property, plant and equipment	5.7	5.8	11.4	7.7	3.8
Amortization of intangible assets	119.1	100.6	203.3	110.1	38.0
EBITDA	287.0	255.7	507.4	264.3	197.6
Share of results of associates	1.1	1.1	2.2	0.8	—
Integration costs(a)	13.4	8.4	23.6	7.6	—
Acquisition costs(a)	1.5	0.5	0.5	26.9	—
Pre-acquisition costs(a)	19.7	—	5.6	—	—
Property costs(a)	2.5	1.1	6.0	18.2	—
Severance costs(a)	3.9	0.7	(4.8)	30.7	—
Royalty provision release(a)	—	—	(3.0)	—	—
Impairment of intangible assets(a)	—	—	—	11.6	—
Impairment of prepayments(a)	—	—	—	1.7	—
Share-based compensation charge	15.5	11.9	28.8	15.6	12.8
Facility EBITDA	344.6	279.4	566.3	377.4	210.4
Amortization and impairment of development costs	(12.1)	(8.8)	(19.5)	(19.6)	(18.5)
Adjusted EBITDA	332.5	270.6	546.8	357.8	191.9
Foreign exchange (gain)/loss	(9.3)	(0.4)	(2.9)	(9.4)	4.4
Net (capitalization)/amortization of development costs	(2.9)	(6.4)	(11.4)	0.1	—
Underlying Adjusted EBITDA	320.3	263.8	532.5	348.5	196.3
Adjusted EBITDA Margin	48.6%	44.8%	43.9%	42.9%	44.3%
Underlying Adjusted EBITDA Margin	46.8%	43.6%	42.8%	41.8%	45.3%
(a)	Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items”.

Adjusted Operating Profit

Adjusted Operating Profit is defined as operating profit before share-based compensation, the amortization of purchased intangible assets, and exceptional items. Adjusted Operating Profit is also the measure used by the Executive Committee to assess the trading performance of our business and is therefore the measure of segment profit that the Group presents under IFRS. Adjusted Operating Profit is also presented on a consolidated basis because management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Operating Profit is a non-IFRS measure. The following table is a reconciliation from operating profit for the period/year excluding exceptional items to Adjusted Operating Profit:

	Six months ended October 31,		Year Ended April 30,
	2016	2015	2016	2015	2014
	$m	$m	$m	$m	$m
Operating profit	163.3	150.4	294.9	147.2	155.7
Integration costs(a)	13.4	8.4	23.6	7.6	—
Acquisition costs(a)	1.5	0.5	0.5	26.9	—
Pre-acquisition costs(a)	19.7	—	5.6	—	—
Property costs(a)	2.5	1.1	6.0	18.2	—
Severance costs(a)	3.9	0.7	(4.8)	30.7	—
Royalty provision release(a)	—	—	(3.0)	—	—
Impairment of intangible assets(a)	—	—	—	11.6	—
Impairment of prepayments(a)	—	—	—	1.7	—
Share-based compensation charge	15.5	11.9	28.8	15.6	12.8
Amortization of purchased intangible assets	106.4	91.0	181.9	88.3	18.9
Adjusted Operating Profit	326.2	263.9	533.5	347.8	187.5
(a)	Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items.”

Constant Currency

The Group’s reporting currency is the U.S. dollar. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into US dollars at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by restating (1) the results of the Group for the six months ended October 31, 2015 at the same average exchange rates as those used in reported results for the six months ended October 31, 2016, (2) the results of the Group for the year ended April 30, 2015 at the same average exchange rates as those used in reported results for the year ended April 30, 2016, and (3) the results of the Group for the year ended April 30, 2014 at the same average exchange rates as those used in the reported results for the year ended April 30, 2015. This gives a US-dollar denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro Forma

Management believes that discussing pro forma results provides a better understanding of Micro Focus’ performance and trends because it allows for more meaningful comparisons of the most recent period to that of prior periods. Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year.

In respect of the Serena acquisition which completed on May 2, 2016, which was incorporated into our Development and IT Operations Management Tools product group, we believe that the results for the six months ended October 31, 2016 are better understood by comparing the actual results in the six months ended October 31, 2016 with the pro forma constant currency results of the combination of Serena and Micro Focus for the six months ended October 31, 2015. Similar to other software companies with a perpetual license model, Serena’s revenues were weighted to the end of each financial quarter and were weighted to the final financial quarter of the year. Serena had a January 31 year end date prior to the acquisition. The Group’s experience is that when the financial year end is changed following acquisition the weighting of financial performance moves to the new financial year end. Consequently, in order to provide a meaningful comparison in the pro forma constant currency results for the six months ended October 31, 2015, we have combined the unaudited internal management information for Serena for the six month period from February 1, 2015 to July 31, 2015 with the Micro Focus results for the six months ended October 31, 2015 converted at the same average monthly exchange rates experienced in the six months ended October 31, 2016.

Due to the significant size of the acquisition of TAG which completed on November 20, 2014, we believe that the results for the fiscal year ended April 30, 2016 are better understood by comparing the actual results in the fiscal year ended April 30, 2016 with the pro forma constant currency results of the combination of TAG and Micro Focus for the fiscal year ended April 30, 2015. In arriving at pro forma constant currency results for the comparable period of the fiscal year ended April 30, 2015, we combined the unaudited internal management information for TAG for the period from May 1, 2014 to November 19, 2014 and the Micro Focus results for the fiscal year ended April 30, 2015, which include the TAG results from November 20, 2014 to April 30, 2015, converted at the same average monthly exchange rates experienced in the fiscal year ended April 30, 2016.

The directors of Micro Focus do not consider the GWAVA acquisition to be material to the Group and therefore have not presented GWAVA results in the pro forma comparatives.

The following tables reconcile reported revenue and our non-IFRS financial measures (Adjusted Operating Profit and Underlying Adjusted EBITDA) for the six months ended October 31, 2015 and the year ended April 30, 2015 to a pro forma constant currency measure for the same period.

Pro forma constant currency revenue

	Six months ended October 31, 2015	Year ended April 30, 2015
	$m	$m
Revenue	604.5	834.5
Acquisitions	77.8	456.0
Impact of exchange rates	(5.5)	(19.8)
Pro Forma Constant Currency Revenue	676.8	1,270.7

Pro forma constant currency Adjusted Operating Profit

	Six months ended October 31, 2015	Year ended April 30, 2015
	$m	$m
Adjusted Operating Profit	263.9	347.8
Acquisitions	36.3	142.7
Impact of exchange rates	1.4	(7.1)
Pro Forma Constant Currency Adjusted Operating Profit	301.5	483.4

Pro forma constant currency Underlying Adjusted EBITDA

	Six months ended October 31, 2015	Year ended April 30, 2015
	$m	$m
Underlying Adjusted EBITDA	263.8	348.3
Acquisitions	36.7	145.8
Impact of exchange rates	1.0	(7.3)
Pro Forma Constant Currency Underlying Adjusted EBITDA	301.5	486.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF SEATTLE

Introductory Note

Pursuant to the Reorganization and prior to the Distribution and the Merger, HPE will transfer HPE Software to Seattle, a wholly owned subsidiary of HPE, as further described elsewhere herein. See the sections entitled “The Transactions—Transaction Steps,” “The Merger Agreement” and “The Separation and Distribution Agreement” for more information. For purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seattle (this “MD&A”), references to “Seattle” refer to the Software Segment of HPE, which was owned and operated by HPE (or HP Inc., HPE’s former parent company, prior to the separation of HPE from HP Inc. on November 1, 2015) during all periods presented. See “—Basis of Presentation” below.

This MD&A is organized as follows:

•	Overview. A discussion of Seattle’s business and overall analysis of financial and other highlights affecting Seattle to provide context for the remainder of this MD&A. The overview analysis compares (a) the three months ended January 31, 2017 to the three months ended January 31, 2016 and (b) fiscal 2016 to fiscal 2015.
•	Critical Accounting Policies and Estimates. A discussion of accounting policies and estimates that Seattle believes are important to understanding the assumptions and judgments incorporated in its reported financial results.
•	Results of Operations. An analysis of Seattle’s financial results comparing (a) the three months ended January 31, 2017 to the comparable prior-year period and (b) fiscal 2016 and fiscal 2015 to the prior year period, respectively.
•	Liquidity and Capital Resources. An analysis of changes in Seattle’s cash flows and a discussion of Seattle’s financial condition and liquidity.
•	Contractual and Other Obligations. An overview of contractual obligations, restructuring plans, uncertain tax positions and off-balance sheet arrangements.

Seattle intends the discussion of its financial condition and results of operations that follows to provide information that will assist the reader in understanding its Combined and Condensed Combined Financial Statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect Seattle’s Combined and Condensed Combined Financial Statements. This discussion should be read in conjunction with Seattle’s Combined and Condensed Combined Financial Statements and the related notes that appear elsewhere in this information statement/prospectus. See “Index to Financial Statements.”

The following Overview, Results of Operations and Liquidity discussions and analyses compare the three months ended January 31, 2017 to the three months ended January 31, 2016, fiscal 2016 to fiscal 2015 and fiscal 2015 to fiscal 2014, unless otherwise noted. The Capital Resources and Contractual and Other Obligations discussions present information as of October 31, 2016, unless otherwise noted.

Background

Seattle consists of the Software segment of HPE. Seattle provides big data platform analytics, application testing and delivery management, security and information governance, and IT operations management solutions for businesses and other enterprises of all sizes. Seattle’s offerings include licenses, support, professional services and SaaS. Seattle consists of one reportable segment, the development and sale of software solutions.

HPE was spun off by Hewlett-Packard Company on November 1, 2015 in a transaction in which HP Inc. (“former Parent”), formerly known as Hewlett-Packard Company separated into two independent publicly traded companies. Accordingly, the term “Parent” as used in this MD&A refers to the Hewlett-Packard Company for periods prior to November 1, 2015 and to HPE from November 1, 2015 onward.

September 2016 Announcement of Spin-Merge Transaction

On September 7, 2016, HPE announced plans for a spin-off and merger of Seattle with Micro Focus, which will create a pure-play infrastructure software company. Upon the completion of the Transactions, which are currently

anticipated to close on         , 2017, HPE Stockholders will own both HPE Shares and Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares as of immediately following Closing. The Transactions are subject to certain closing conditions as described in the section entitled “The Merger Agreement—Conditions to the Merger”.

Business Transferred to Parent

Prior to HP Inc.’s spin-off of HPE, HP Inc. conducted a strategic review of Seattle and decided that the marketing optimization software product group, which has historically been managed by Seattle and included in Seattle’s results of operations, no longer aligned with Seattle’s strategic charter, as it was outside Seattle’s go-to-market focus of selling to IT departments. However, HP Inc. determined that these software assets primarily aligned with a document management and solutions ecosystem that would complement its printing business. As a result of this strategic review process, the marketing optimization software product group was realigned to become a part of HP Inc. as of the beginning of the fourth quarter of the fiscal year ended October 31, 2015. This realignment is reflected in Seattle’s Combined Financial Statements as a transfer of the marketing optimization software product group from Seattle to its Parent during the fiscal year ended October 31, 2015. (See Note 12, “Related Party Transactions and Parent Company Investment” to Seattle’s Combined Financial Statements). The following table presents the carrying value of the marketing optimization software product group’s assets and liabilities at the date of transfer:

In millions
Goodwill(1)	$512
Amortizable intangible assets	91
Net liabilities transferred	(37)
Parent company investment	$566
(1)	Goodwill was allocated on a relative fair value basis.

Net revenue and Earnings before taxes related to the marketing optimization software product group included in Seattle’s Combined Statements of Operations for fiscal 2015 and 2014 were as follows:

	For the fiscal years ended October 31
	2015	2014
	In millions
Net revenue	$163	$232
Earnings before taxes	$7	$9

There was no impact to Seattle’s fiscal 2016 Combined Financial Statements from the fiscal 2015 transfer of the marketing optimization software product group to HP Inc.

Acquisitions and Divestitures

Acquisitions

In fiscal 2016, Seattle acquired Trilead, a provider of backup solutions targeted for virtualized environments, for a purchase price of $12 million. In connection with this acquisition, Seattle recorded $10 million of goodwill (which is not deductible for tax purposes), $4 million of amortizable intangible assets, and assumed $2 million of net liabilities.

In fiscal 2015, Seattle acquired Voltage Security, a data-centric security software solutions company, for a purchase price of $160 million. In connection with this acquisition, Seattle recorded $96 million of goodwill (which is not deductible for tax purposes), $48 million of amortizable intangible assets and acquired $16 million of net assets.

Divestitures

In fiscal 2016, Seattle completed the sale of its TippingPoint business to Trend Micro International for approximately $300 million. TippingPoint is a provider of next-generation intrusion prevention systems and related network security solutions. Cash proceeds from the sale of Seattle’s TippingPoint business included a $25 million deposit received in fiscal 2015, and $254 million, offset by $5 million of transaction costs, received in fiscal 2016. The remaining amount of approximately $21 million is related to inventory and tooling assets retained by Seattle in connection with a transition services agreement with Trend Micro International under which Seattle will produce products for the divested business through an initial 12 month term ending in Seattle’s fiscal quarter ending April 30, 2017. Upon termination of such transition services agreement, any remaining TippingPoint related inventory and tooling will be purchased by Trend Micro International. The $82 million gain related to the divestiture of TippingPoint was included in Selling, general and administrative expense in the Combined Statement of Operations and in Other, net in Net cash provided by operating activities in the Combined Statement of Cash Flows.

In fiscal 2015, Seattle completed the sales of its LiveVault and iManage businesses for combined proceeds of $149 million. The total gain of $7 million associated with these divestitures was included in Selling, general and administrative expense in the Combined Statement of Operations and in Other, net in Net cash provided by operating activities in the Combined Statement of Cash Flows.

Fiscal 2015 net cash proceeds from the 2015 divestitures of LiveVault and iManage combined with the deposit for the 2016 sale of TippingPoint totaled $174 million.

Basis of Presentation

The Combined and Condensed Combined Financial Statements of Seattle discussed in this MD&A were derived from the Consolidated and Combined Financial Statements and accounting records of Parent as if Seattle were operated on a standalone basis during the periods presented and were prepared in accordance with U.S. GAAP.

The Combined and Condensed Combined Statements of Operations and Comprehensive Income (Loss) of Seattle reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of Seattle and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Seattle. The allocations may not, however, reflect the expenses Seattle would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Seattle had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The Combined and Condensed Combined Balance Sheets of Seattle include Parent assets and liabilities that were specifically identifiable or otherwise attributable to Seattle, including subsidiaries and affiliates in which Parent has a controlling financial interest or is the primary beneficiary. Parent’s cash has not been assigned to Seattle for any of the periods presented because those cash balances are not directly attributable to Seattle. Seattle reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment in the Combined and Condensed Combined Balance Sheets. Parent’s long-term debt has not been attributed to Seattle for any of the periods presented because Parent’s borrowings are not the legal obligation of Seattle.

Parent maintains various benefit and stock-based compensation plans. Seattle’s employees participate in those programs and a portion of the cost of those plans is included in Seattle’s Combined and Condensed Combined Financial Statements. However, Seattle’s Combined and Condensed Combined Balance Sheets do not include any net benefit plan obligations as no Parent benefit plan included only active, retired and other former Seattle employees. Seattle’s Combined and Condensed Combined Balance Sheets also do not include any equity related to stock-based compensation plans. See Note 3, “Retirement and Post-Retirement Benefit Plans” and Note 4, “Stock-Based Compensation” to Seattle’s Combined Financial Statements for a further description of the accounting for Seattle’s benefit plans and stock-based compensation plans, respectively.

Overview

Three Months ended January 31, 2017

The following provides an overview of Seattle’s key financial metrics for the three months ended January 31, 2017 as compared to the three months ended January 31, 2016:

	Seattle Combined
Net revenue for the three months ended January 31, 2017	$721
Year-over-year change %	(7.6)%
Loss from operations for the three months ended January 31, 2017	$(17)
Loss from operations as a % of net revenue	(2.4)%
Year-over-year change percentage points	(4.4	)pts
Net loss for the three months ended January 31, 2017	$(14)

Seattle’s net revenue decreased 7.6% (decreased 6.4% on a constant currency basis) for the three months ended January 31, 2017 as compared to the prior-year period. Seattle incurred a loss from operations of $17 million for the three months ended January 31, 2017 due primarily to increased separation costs arising from the planned Transactions. See “Results of Operations – Three Months ended January 31, 2017 and 2016” below for a further discussion of Seattle’s financial performance for the three months ended January 31, 2017.

As of January 31, 2017, cash and cash equivalents were $109 million, representing a decrease of $21 million from the October 31, 2016 balance of $130 million. For the three months ended January 31, 2017, Seattle generated $178 million of cash flows from operations and invested $7 million in property, plant and equipment.

Fiscal Year ended October 31, 2016

The following provides an overview of Seattle’s key financial metrics for fiscal 2016 as compared to fiscal 2015:

	Seattle Combined
Net revenue for the fiscal year ended October 31, 2016	$3,195
Year-over-year change %	(11.8)%
Earnings from operations for the fiscal year ended October 31, 2016	$238
Earnings from operations as a % of net revenue	7.5%
Year-over-year change percentage points	(1.4	)pts
Net earnings for the fiscal year ended October 31, 2016	$80

Seattle’s net revenue decreased 11.8% (decreased 9.3% on a constant currency basis) in fiscal 2016 as compared to fiscal 2015. Seattle’s fiscal 2016 earnings from operations declined by 1.4 percentage points as compared to fiscal 2015 due primarily to lower gross profit and increased restructuring charges. See “Results of Operations – Fiscal Years Ended October 31, 2016, 2015 and 2014” below for a further discussion of Seattle’s financial performance for the fiscal year ended October 31, 2016.

As of October 31, 2016, cash and cash equivalents were $130 million, representing a decrease of $20 million from the October 31, 2015 balance of $150 million. For fiscal 2016, Seattle generated $123 million of cash flows from operations, received net proceeds of $249 million from business divestitures, invested $27 million in property, plant and equipment, net of proceeds from sales, and paid $12 million in connection with business acquisitions, net of cash acquired.

Trends and Uncertainties

Seattle is in the process of addressing many challenges facing its business. One set of challenges relates to dynamic and accelerating market trends, such as the market shift to cloud-related software. Another set of challenges relates to changes in the competitive landscape. Seattle’s major competitors are expanding their product and service offerings with integrated products and solutions, Seattle’s business-specific competitors are exerting increased competitive pressure in targeted areas and are entering new markets, Seattle’s emerging competitors are introducing new technologies and business models, and Seattle’s alliance partners in some businesses are increasingly becoming competitors in others. A third set of challenges relates to business model changes and Seattle’s go-to-market execution.

The macroeconomic weakness Seattle has experienced in some geographic regions has moderated but remains an overall challenge. Seattle is facing challenges, including the market shift to SaaS and go-to-market execution challenges. To be successful in addressing these challenges, Seattle must improve its go-to-market execution with multiple product delivery models which better address customer needs and achieve broader integration across its overall product portfolio as it works to capitalize on important market opportunities in cloud, big data and security.

For a further discussion of trends, uncertainties and other factors that could impact Seattle’s operating results, see the section entitled “Risk Factors.”

Critical Accounting Policies and Estimates

General

The Combined and Condensed Combined Financial Statements of Seattle were prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, net revenue and expenses, and the disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of Parent’s Board of Directors. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond Seattle’s control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on Seattle’s results of operations, financial position and cash flows.

A summary of significant accounting policies is included in Note 1, “Overview and Summary of Significant Accounting Policies,” to the Combined Financial Statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of the Combined Financial Statements.

Revenue Recognition

Seattle recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable, and collectability is reasonably assured. Seattle generally recognizes revenue for its standalone software sales to channel partners on receipt of evidence that the software has been sold to a specific end user. Seattle limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified refund or return rights.

Seattle reports revenue net of any taxes collected from customers for remittance to government authorities. The collected taxes are recorded as current liabilities until they are remitted to the relevant government authority.

When a sales arrangement contains multiple elements or deliverables, Seattle allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”) of selling price, if available, third-party evidence (“TPE”) if VSOE of selling price is not available, or estimated selling price (“ESP”) if neither VSOE of selling price nor TPE is available. Seattle establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. Seattle establishes TPE of selling price by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. Seattle establishes ESP based on management judgment considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life-cycle. Consideration is also given to market conditions such as competitor pricing strategies and technology industry life-cycles. In most arrangements with multiple elements, Seattle allocates the transaction price to the individual units of accounting at inception of the arrangement based on their relative selling price.

Seattle evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value to the customer. For elements with no standalone value, Seattle recognizes revenue consistent with the pattern of the undelivered elements. If the arrangement includes a customer-negotiated refund or return right or other contingency relative to the delivered items, and the delivery and performance of the undelivered items is considered probable and substantially within Seattle’s control, the delivered element constitutes a separate unit of accounting. In arrangements with combined units of accounting, changes in the allocation of the transaction price among elements may impact the timing of revenue recognition for the contract but will not change the total revenue recognized for the contract.

Seattle recognizes revenue from perpetual software licenses at the inception of the license term, assuming all revenue recognition criteria have been satisfied. Term-based software license revenue is generally recognized ratably over the term of the license. Seattle uses the residual method to allocate revenue to software licenses at inception of the arrangement when VSOE of fair value for all undelivered elements, such as post-contract customer support, exists and all other revenue recognition criteria have been satisfied. Seattle recognizes revenue for SaaS arrangements as the service is delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, Seattle considers the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement includes the sale of a software license. In SaaS arrangements where software licenses are sold, license revenue is generally recognized according to whether perpetual or term licenses are sold, when all other revenue recognition criteria are satisfied.

Seattle recognizes revenue from fixed-price support or maintenance contracts, including software post-contract customer support agreements, ratably over the contract period and recognizes the costs associated with these contracts as incurred. For time and material-based professional services contracts, Seattle recognizes revenue as services are rendered and recognizes costs as they are incurred. Seattle recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract.

Restructuring

Seattle has engaged in restructuring actions which require management to estimate the timing and amount of severance and other employee separation costs for workforce reduction and enhanced early retirement programs, the fair value of assets made redundant or obsolete, and the fair value of lease cancellation and other exit costs. Seattle accrues for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements. For a full description of Seattle’s restructuring actions, refer to Seattle’s discussions of restructuring in “—Results of Operations” below and in Note 2, “Restructuring,” to Seattle’s Combined Financial Statements.

Taxes on Earnings

Seattle’s operations have historically been included in the tax returns filed by the respective Parent entities of which Seattle’s businesses are a part. The (Provision for) benefit from taxes and other income tax related information contained in Seattle’s Combined and Condensed Combined Financial Statements are presented on a separate return basis as if Seattle filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if Seattle were a separate taxpayer and a standalone enterprise for the periods presented. The calculation of Seattle’s income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Current income tax liabilities related to entities which file jointly with Parent are assumed to be immediately settled with Parent and are relieved through the Parent company investment account and the Net transfers to Parent in Seattle’s Combined Statements of Cash Flows.

Seattle calculates its current and deferred tax (provisions) benefits based on estimates and assumptions that could differ from the final positions reflected in Parent’s income tax returns. Seattle adjusts its current and deferred tax (provisions) benefits based on Parent’s income tax returns which are generally filed in the third or fourth quarters of the subsequent fiscal year.

Seattle recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which Seattle expects the differences to reverse.

Seattle records a valuation allowance to reduce deferred tax assets to the amount that Seattle is more likely than not to realize. In determining the need for a valuation allowance, Seattle considers future market growth, forecasted earnings, future sources of taxable income, the mix of earnings in the jurisdictions in which Seattle operates and prudent and feasible tax planning strategies. In the event Seattle were to determine that it is more likely than not that Seattle will be unable to realize all or part of its deferred tax assets in the future, Seattle would increase the valuation allowance and recognize a corresponding charge to earnings or other comprehensive income in the period in which Seattle makes such a determination. Likewise, if Seattle later determines that Seattle is more likely than not to realize the deferred tax assets, Seattle would reverse the applicable portion of the previously recognized valuation allowance. In order for Seattle to realize its deferred tax assets, Seattle must be able to generate sufficient taxable income in the jurisdictions in which the deferred tax assets are located.

Seattle’s effective tax rate includes the impact of certain undistributed foreign earnings for which Seattle has not provided for U.S. federal taxes because Seattle plans to reinvest such earnings indefinitely outside the U.S. Seattle plans distributions of foreign earnings based on projected cash flow needs as well as the working capital and long-term investment requirements of Seattle’s foreign subsidiaries and Seattle’s domestic operations. Based on these assumptions, Seattle estimates the amount Seattle expects to indefinitely invest outside the U.S. and the amounts Seattle expects to distribute to the U.S. and provides for the U.S. federal taxes due on amounts expected to be distributed to the U.S. Material changes in Seattle’s estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which Seattle does business could impact how future earnings are repatriated to the U.S. and Seattle’s related future effective tax rate.

Seattle is subject to income taxes in the U.S. and approximately 70 other countries, and Seattle is subject to routine corporate income tax audits in many of these jurisdictions. Seattle believes that positions taken on Parent’s tax returns are fully supported, but tax authorities may challenge these positions, which may not be fully sustained on examination by the relevant tax authorities. Accordingly, Seattle’s income tax provision includes amounts intended to satisfy assessments that may result from these challenges. Determining the income tax provision for these potential assessments and recording the related effects requires management judgments and estimates. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in Seattle’s income tax provision and, therefore, could have a material impact on Seattle’s income tax provision, net income and cash flows. Seattle’s accrual for uncertain tax positions is attributable primarily to uncertainties concerning the tax treatment of Seattle’s international operations, including the allocation of income among different jurisdictions, intercompany transactions and related interest.

Business Combinations

Seattle allocates the fair value of purchase consideration to the assets acquired, including in-process research and development (“IPR&D”), and liabilities assumed in the acquired entity generally based on their fair values at the acquisition date. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Seattle will record a charge for the value of the related intangible asset to its Combined Statement of Operations in the period it is abandoned. The excess of the fair value of purchase consideration over the fair value of the assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates, future changes in technology and brand awareness, loyalty and position, and discount rates. Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability.

Goodwill

Seattle reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. Seattle is permitted to conduct a qualitative assessment to determine whether it is necessary to perform a two-step quantitative goodwill impairment test.

Goodwill is tested for impairment at the reporting unit level. Seattle consists of one reporting unit consistent with Seattle’s reportable segment. In the first step of the goodwill impairment test, Seattle compares the fair value of its reporting unit to its carrying amount. Seattle estimates the fair value of its reporting unit using a weighting of fair values derived from the income approach and the market approach. Under the income approach, Seattle estimates the fair value of the reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit’s ability to execute on the projected cash flows. Under the market approach, Seattle estimates the fair value based on market multiples of revenue and earnings derived from comparable publicly traded companies with operating and investment characteristics similar to the reporting unit. Seattle weights the fair value derived from the market approach depending on the level of comparability of these publicly traded companies to its reporting unit.

Estimating the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk adjusted discount rates, future economic and market conditions and the determination of appropriate comparable publicly traded companies.

If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to the reporting unit, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, then Seattle performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. In the second step, the reporting unit’s assets, including any unrecognized intangible assets and liabilities are measured at fair value in a hypothetical analysis to calculate the implied fair value of goodwill for the reporting unit in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of the reporting unit’s goodwill is less than its carrying amount, the difference is recorded as an impairment loss.

At its annual goodwill impairment test, performed as of the first day of the fourth quarter of fiscal 2016, Seattle conducted a qualitative assessment and determined no quantitative goodwill impairment test was necessary. The qualitative assessment considered, among other things, the Transactions.

Intangible Assets and Long-Lived Assets

Seattle reviews intangible assets with finite lives and long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of Seattle’s assets is assessed based on the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If the undiscounted future cash flows are less than the carrying amount, the asset is considered to be impaired. The amount of the impairment loss, if any, is measured as the difference between the carrying amount of the asset and its fair value. Seattle estimates the fair value of assets by using an income approach or, when available and appropriate, using a market approach.

Loss Contingencies

Seattle is involved in various lawsuits, claims, investigations and proceedings including intellectual property, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. Seattle records a liability when Seattle believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Seattle reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular case. Based on Seattle’s experience, Seattle believes that any damage amounts claimed in the specific litigation and contingency matters further discussed in Note 14, “Litigation and Contingencies,” to Seattle’s Combined Financial Statements are not

a meaningful indicator of Seattle’s potential liability. Litigation is inherently unpredictable; however, Seattle believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. Seattle believes it has recorded adequate provisions for any such matters and, as of October 31, 2016, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in Seattle’s Combined Financial Statements.

Accounting Pronouncements

For a summary of recent accounting pronouncements applicable to Seattle’s Combined Financial Statements, see Note 1, “Overview and Summary of Significant Accounting Policies,” to Seattle’s Combined Financial Statements.

Results of Operations

Revenue from Seattle’s international operations has historically represented, and is expected to continue to represent, a significant portion of Seattle’s overall net revenue. As a result, Seattle’s revenue growth has been impacted, and Seattle expects it will continue to be impacted, by fluctuations in foreign currency exchange rates. In order to provide a framework for assessing performance excluding the impact of foreign currency fluctuations, Seattle presents the year-over-year percentage change in revenue on a constant currency basis, which assumes no change in foreign currency exchange rates from the prior-year period and doesn’t adjust for any repricing or demand impact from changes in foreign currency exchange rates. This information is provided so that revenue can be viewed without the effect of fluctuations in foreign currency exchange rates, which is consistent with how management evaluates Seattle’s revenue results and trends. This constant currency disclosure is provided in addition to, and not as a substitute for, the year-over-year percentage change in revenue on a U.S. GAAP basis. Other companies may calculate and define similarly labeled items differently, which may limit the usefulness of this measure for comparative purposes.

Results of Operations – Three Months ended January 31, 2017 and 2016

Results of operations in dollars and as a percentage of net revenue were as follows:

	Three months ended January 31
	2017		2016
	Dollars in millions
Net revenue:
License	$170	23.6%	$187	24.0%
Support	387	53.7%	425	54.5%
Professional services	89	12.3%	96	12.3%
Software-as-a-service	75	10.4%	72	9.2%
Total net revenue	721	100.0%	780	100.0%
Cost of revenue:
Cost of license revenue	18	10.6%	21	11.2%
Cost of support revenue	65	16.8%	71	16.7%
Cost of professional services revenue	84	94.4%	88	91.7%
Cost of software-as-a-service revenue	41	54.7%	41	56.9%
Total cost of revenue	208	28.9%	221	28.3%
Gross profit	513	71.1%	559	71.7%
Research and development	129	17.9%	154	19.8%
Selling, general and administrative	259	35.9%	303	38.9%
Amortization of intangible assets	35	4.9%	40	5.1%
Restructuring charges	33	4.6%	36	4.6%
Acquisition and other related charges	1	0.1%	1	0.1%
Defined benefit plan remeasurement benefit	(1)	(0.1)%	—	—
Separation costs	74	10.2%	9	1.2%
(Loss) earnings from operations	(17)	(2.4)%	16	2.0%
Interest and other, net	(1)	(0.1)%	(1)	(0.1)%
(Loss) earnings before taxes	(18)	(2.5)%	15	1.9%
Benefit from taxes	4	0.6%	4	0.5%
Net (loss) earnings	$(14)	(1.9)%	$19	2.4%

Net Revenue

Net revenue and the change in net revenue for the three months ended January 31, 2017 as compared to the three months ended January 31, 2016 were as follows:

	Three months ended January 31,
	2017	2016	Change
	Dollars in millions
License	$170	$187	$(17)	(9.1)%
Support	387	425	(38)	(8.9)%
Professional services	89	96	(7)	(7.3)%
Software-as-a-service	75	72	3	4.2%
Total net revenue	$721	$780	$(59)	(7.6)%

For the three months ended January 31, 2017, Seattle’s total net revenue decreased by $59 million or 7.6% (decreased 6.4% on a constant currency basis) as compared to the prior-year period. The decrease in Seattle’s total net revenue was due primarily to the divestiture of the TippingPoint business in the second quarter of fiscal

2016, unfavorable foreign currency fluctuations and an ongoing decline in license revenue as a result of the market shift to SaaS solutions. The impact of the divestiture of the TippingPoint business was a $39 million decrease in Seattle’s total net revenue for the three months ended January 31, 2017 as compared to the prior-year period.

License revenue for the three months ended January 31, 2017 decreased by $17 million or 9.1% as compared to the prior-year period. The decrease in license revenue was due primarily to the divestiture of the TippingPoint business during the second quarter of fiscal 2016, which resulted in a $12 million decrease in license revenue for the three months ended January 31, 2017. The decline in license revenue was also attributable to the market shift to SaaS solutions, which resulted in lower revenue, particularly from big data platform analytics licenses, partially offset by revenue growth in security and information governance products.

Support revenue for the three months ended January 31, 2017 decreased by $38 million or 8.9% as compared to the prior-year period. The decrease in support net revenue was due primarily to the divestiture of the TippingPoint business, ongoing declines in license revenue and unfavorable currency fluctuations. The divestiture of the TippingPoint business resulted in a $27 million decrease in support revenue for the current-year period as compared to the prior-year period.

Professional services net revenue decreased by $7 million or 7.3% during the three months ended January 31, 2017 as compared to the prior-year period due primarily to lower revenue within the big data platform analytics product group. SaaS net revenue increased by $3 million or 4.2% during the three months ended January 31, 2017 as compared to the prior-year period driven primarily by growth in IT operations management and security and information governance products, reflecting the overall market shift to SaaS solutions.

Gross Margin

Seattle’s gross margin decreased 0.6 percentage points for the three months ended January 31, 2017 as compared to the prior-year period due primarily to an unfavorable revenue mix resulting from a decrease in higher-margin support revenue.

Operating Expenses

Research and Development (“R&D”)

R&D expense decreased 16.2% for the three months ended January 31, 2017 as compared to the prior-year period due primarily to reduced costs as a result of lower headcount and the divestiture of the TippingPoint business in the second quarter of fiscal 2016. As a percentage of net revenue, R&D expense decreased by 1.9 percentage points to 17.9% for the three months ended January 31, 2017 from 19.8% for the prior-year period as the percentage decline in R&D expense was greater than the percentage decline in revenue.

Selling, General and Administrative (“SG&A”)

SG&A expense decreased 14.5% for the three months ended January 31, 2017 as compared to the prior-year period. As a percentage of net revenue, SG&A expenses decreased by 3.0 percentage points to 35.9% for the three months ended January 31, 2017 from 38.9% for the prior-year period. The decrease in SG&A expense in absolute dollars and as a percentage of net revenue was due primarily to lower spending on marketing programs and the divestiture of the TippingPoint business.

Amortization of Intangible Assets

Amortization expense decreased for the three months ended January 31, 2017, as compared to the prior-year period due primarily to certain intangible assets associated with prior acquisitions reaching the end of their respective amortization periods. In addition, the sale of the TippingPoint business in the second quarter of fiscal 2016 resulted in lower amortization of intangible assets for the three months ended January 31, 2017 as compared to the prior-year period.

Restructuring Charges

Restructuring charges decreased for the three months ended January 31, 2017 as compared to the prior-year period due to lower charges in the current period from the restructuring plan announced in September 2015 (the “2015 Plan”) and the multi-year restructuring plan announced in May 2012 (the “2012 Plan”).

Acquisition and Other Related Charges

Acquisition and other related charges were substantially unchanged for the three months ended January 31, 2017 as compared to the prior-year period.

Defined Benefit Plan Remeasurement Benefit

Defined benefit plan remeasurement benefit represents an adjustment to net periodic pension cost resulting from the remeasurement of certain Parent pension plans.

Separation Costs

Separation costs include allocated costs resulting from the separation of Seattle’s Parent, HPE, from HP Inc., formerly Hewlett-Packard Company, and all such costs resulting from the planned Transactions.

Separation costs for the three months ended January 31, 2017 consisted primarily of third-party consulting, contractor fees and other incremental costs arising from the planned Transactions.

Separation costs for the three months ended January 31, 2016 consisted of allocated third-party consulting, contractor fees and other incremental costs arising from the separation of Seattle’s Parent, HPE, from HP Inc., formerly Hewlett-Packard Company.

Interest and Other, Net

Interest and other, net, expense was substantially unchanged for the three months ended January 31, 2017 as compared to the prior-year period.

Benefit from Taxes

Seattle’s effective tax rate was 22.2% and (26.7%) for the three months ended January 31, 2017 and 2016, respectively. Seattle’s effective tax rate generally differs from the U.S. federal statutory rate of 35% due to favorable tax rates associated with certain earnings from Seattle’s operations in lower tax rate jurisdictions throughout the world. Seattle has not provided U.S. taxes for all foreign earnings because Seattle plans to reinvest some of those earnings indefinitely outside the U.S.

For the three months ended January 31, 2017, Seattle recorded $8 million of net income tax benefits related to items unique to that period. These amounts included $30 million of income tax benefits related to restructuring and separation costs and $8 million of income tax benefits related to other items, the effects of which were partially offset by $30 million of income tax charges related to uncertain tax positions.

For the three months ended January 31, 2016, Seattle recorded $52 million of net income tax benefits related to items unique to that period. These amounts included $24 million of income tax benefits related to uncertain tax positions, $7 million of income tax benefits related to restructuring and separation costs and $21 million of income tax benefits related to other items.

Results of Operations – Fiscal Years Ended October 31, 2016, 2015 and 2014

Results of operations in dollars and as a percentage of net revenue were as follows:

	For the fiscal years ended October 31
	2016		2015		2014
	Dollars in millions
Net revenue:
License	$884	27.7%	$1,008	27.8%	$1,163	29.6%
Support	1,621	50.7%	1,878	51.9%	1,980	50.3%
Professional services	396	12.4%	424	11.7%	465	11.8%
Software-as-a-service	294	9.2%	312	8.6%	325	8.3%
Total net revenue	3,195	100.0%	3,622	100.0%	3,933	100.0%
Cost of revenue:
Cost of license revenue	88	10.0%	120	11.9%	137	11.8%
Cost of support revenue	270	16.7%	308	16.4%	304	15.4%
Cost of professional services revenue	360	90.9%	366	86.3%	417	89.7%
Cost of software-as-a-service revenue	160	54.4%	177	56.7%	188	57.8%
Total cost of revenue	878	27.5%	971	26.8%	1,046	26.6%
Gross profit	2,317	72.5%	2,651	73.2%	2,887	73.4%
Research and development	603	18.9%	670	18.5%	673	17.1%
Selling, general and administrative	1,101	34.4%	1,305	36.0%	1,493	38.0%
Amortization of intangible assets	153	4.8%	224	6.2%	248	6.3%
Restructuring charges	113	3.5%	35	1.0%	48	1.2%
Acquisition and other related charges	3	0.1%	5	0.1%	10	0.2%
Separation costs	106	3.3%	91	2.5%	—	—
Earnings from operations	238	7.5%	321	8.9%	415	10.6%
Interest and other, net	(3)	(0.1)%	(3)	(0.1)%	(3)	(0.1)%
Earnings before taxes	235	7.4%	318	8.8%	412	10.5%
(Provision for) benefit from taxes	(155)	(4.9)%	73	2.0%	(51)	(1.3)%
Net earnings	$80	2.5%	$391	10.8%	$361	9.2%

Net Revenue

Net revenue and the change in net revenue for fiscal 2016 as compared to fiscal 2015 and fiscal 2015 as compared to fiscal 2014 were as follows:

	For the fiscal years ended October 31,			Change compared to prior fiscal year
	2016	2015	2014	2016	2015	2016	2015
	Dollars in millions
License	$884	$1,008	$1,163	$(124)	$(155)	(12.3)%	(13.3)%
Support	1,621	1,878	1,980	(257)	(102)	(13.7)%	(5.2)%
Professional services	396	424	465	(28)	(41)	(6.6)%	(8.8)%
Software-as-a-service	294	312	325	(18)	(13)	(5.8)%	(4.0)%
Total net revenue	$3,195	$3,622	$3,933	$(427)	$(311)	(11.8)%	(7.9)%

Fiscal 2016 compared to Fiscal 2015

In fiscal 2016, Seattle’s total net revenue decreased by $427 million or 11.8% (decreased 9.3% on a constant currency basis) as compared to fiscal 2015. U.S. net revenue decreased by $217 million or 12.1% to $1.6 billion, while net revenue from outside of the U.S. decreased by $210 million or 11.5% to $1.6 billion. The decrease in

Seattle’s total net revenue was due primarily to the impact of the transfer of the marketing optimization and HPPA Teleform product groups to former Parent in fiscal 2015, as well as the divestiture of other businesses including the divestiture of the TippingPoint business in fiscal 2016 and the divestiture of the LiveVault and iManage businesses in fiscal 2015. The total impact of these transfers and divestitures was a $366 million decrease in Seattle’s total net revenue for fiscal 2016. Seattle’s net revenue for fiscal 2016 was also negatively impacted by the continued overall market shift to SaaS solutions and related go-to-market sales execution challenges. Seattle also experienced unfavorable foreign currency fluctuations, led primarily by weakness in the euro.

License revenue for fiscal 2016 decreased by $124 million or 12.3% as compared to fiscal 2015. The decrease in license revenue was due primarily to the impact of the transfer of the marketing optimization product group to former Parent and the divestiture of other businesses, which resulted in a decrease of $81 million in license revenue in fiscal 2016 compared to fiscal 2015. License revenue for fiscal 2016 was also negatively impacted by the overall market shift to SaaS solutions and related sales execution challenges, which resulted in lower revenue, particularly from IT operations management products, as well as the impact of unfavorable foreign currency fluctuations.

Support revenue for fiscal 2016 decreased by $257 million or 13.7% as compared to fiscal 2015. The decrease in support revenue was due primarily to the impact of the transfer of the marketing optimization product group to former Parent and the divestiture of other businesses, which resulted in a decrease of $212 million in support revenue in fiscal 2016 compared to fiscal 2015. Support revenue for fiscal 2016 was also negatively impacted by lower license revenue levels in fiscal 2016 and 2015, which has a carry over impact on support revenue, as well as the impact of unfavorable currency fluctuations.

Professional services net revenue decreased by $28 million or 6.6% in fiscal 2016 as compared to fiscal 2015, due primarily to the transfer of the marketing optimization product group to former Parent. SaaS net revenue decreased by $18 million or 5.8% in fiscal 2016 as compared to fiscal 2015, due primarily to the divestiture of businesses, partially offset by an increase in SaaS revenue from continuing products reflecting the overall market transition from license to SaaS solutions.

Fiscal 2015 compared to Fiscal 2014

In fiscal 2015, Seattle’s total net revenue decreased by $311 million or 7.9% (decreased 4.1% on a constant currency basis) as compared to fiscal 2014. U.S. net revenue decreased by $192 million or 9.7% to $1.8 billion, while net revenue from outside of the U.S. decreased by $119 million or 6.1% to $1.8 billion. The decrease in Seattle’s net revenue was due primarily to unfavorable foreign currency fluctuations across all regions, led primarily by weakness in the euro, and an overall shift in the market to SaaS solutions and related go-to-market sales execution challenges. In addition, net revenue for fiscal 2015 was negatively impacted by the transfer of the marketing optimization product group to former Parent as of the beginning of the fourth quarter of fiscal 2015 and the divestiture of the iManage and LiveVault businesses during fiscal 2015, which collectively resulted in a total decrease of $99 million in net revenue for fiscal 2015 compared to fiscal 2014.

License revenue for fiscal 2015 decreased by $155 million or 13.3% as compared to fiscal 2014. The decrease in license revenue was due primarily to unfavorable foreign currency fluctuations and to the market shift to SaaS solutions and related sales execution challenges, which resulted in lower license revenue from IT operations management products. The transfer of the marketing optimization product group to former Parent as of the beginning of the fourth quarter of fiscal 2015 and the divestiture of other businesses during 2015 resulted in a $25 million decrease in license revenue for fiscal 2015 compared to fiscal 2014.

Previous declines in license revenue resulted in lower support revenue in fiscal 2015, which decreased by $102 million or 5.2% as compared to fiscal 2014. Support revenue for fiscal 2015 was also negatively impacted by the transfer of the marketing optimization product group to former Parent as of the beginning of the fourth quarter of fiscal 2015 and the divestiture of other businesses during fiscal 2015, which resulted in a total decrease of $55 million in support revenue for fiscal 2015 compared to fiscal 2014. Unfavorable currency fluctuations also contributed to the decline in support revenue for fiscal 2015. These reductions in support revenue for fiscal 2015 were partially offset by increased revenue from the support of security and information governance products in fiscal 2015 as compared to fiscal 2014.

Professional services revenue for fiscal 2015 decreased by $41 million or 8.8% as compared to fiscal 2014, due primarily to unfavorable currency impacts and a continued focus on higher-margin engagements that resulted in lower revenue from professional services related to big data platform analytics solutions, partially offset by an increase in professional services revenue related to security and information governance products. SaaS revenue for fiscal 2015 decreased by $13 million or 4.0% as compared to fiscal 2014, due primarily to sales execution challenges.

Gross Margin

Fiscal 2016 compared to Fiscal 2015

Seattle’s gross margin decreased by 0.7 percentage points for fiscal 2016 as compared to fiscal 2015 due primarily to the decline in support revenue in fiscal 2016 as compared to fiscal 2015.

Fiscal 2015 compared to Fiscal 2014

Seattle’s gross margin decreased by 0.2 percentage points for fiscal 2015 as compared to fiscal 2014 due to a decline in license revenue.

Operating Expenses

Research and Development

R&D expense decreased 10.0% in fiscal 2016 as compared to fiscal 2015 due primarily to reduced spending as a result of the transfer of the marketing optimization product group to former Parent, the divestiture of other businesses and the impact of favorable currency fluctuations. As a percentage of net revenue, R&D expense increased to 18.9% in fiscal 2016 from 18.5% in fiscal 2015 due to lower revenue in fiscal 2016 compared to fiscal 2015.

R&D expense for fiscal 2015 was substantially unchanged as compared to fiscal 2014. R&D expenses increased as a percentage of net revenue in fiscal 2015 by 1.4 percentage points to 18.5% from 17.1% in fiscal 2014. The increase in R&D expense for fiscal 2015 as a percentage of net revenue was due to lower revenue in fiscal 2015 compared to fiscal 2014.

Selling, General and Administrative

SG&A expense decreased 15.6% in fiscal 2016 as compared to fiscal 2015. As a percentage of net revenue, SG&A expenses decreased by 1.6 percentage points to 34.4% of net revenue in fiscal 2016 from 36.0% of net revenue in fiscal 2015. The decrease in SG&A expense in absolute dollars and as a percentage of net revenue in fiscal 2016 as compared to fiscal 2015 was due primarily to a one-time $82 million gain from the divestiture of the TippingPoint business, lower administrative costs driven by lower headcount, the transfer of the marketing optimization product group to former Parent, the divestiture of other businesses, a reduction in litigation expenses, lower commission expense and the impact of favorable foreign currency fluctuations.

SG&A expense decreased by 12.6% in fiscal 2015 as compared to fiscal 2014. As a percentage of net revenue, SG&A expense decreased by 2.0 percentage points to 36.0% in fiscal 2015 from 38.0% in fiscal 2014. The decrease in SG&A expense in absolute dollars and as a percentage of net revenue was due primarily to favorable currency impacts, lower administrative expenses driven by headcount reductions and lower commission expense. In addition, SG&A expense in fiscal 2015 included a $7 million gain from the divestiture of the LiveVault and iManage businesses. These decreases in SG&A expense were partially offset by higher litigation expenses.

Amortization of Intangible Assets

Amortization expense decreased in each of fiscal 2016 and fiscal 2015 as compared to the prior fiscal year due primarily to certain intangible assets associated with prior acquisitions reaching the end of their respective amortization periods. In addition, the sale of the TippingPoint business and the transfer of the marketing optimization product group to former Parent resulted in lower amortization of intangible assets in fiscal 2016 as compared to fiscal 2015.

Restructuring Charges

Restructuring charges increased in fiscal 2016 as compared to fiscal 2015 due primarily to higher charges from the 2015 Plan.

Restructuring charges decreased in fiscal 2015 as compared to fiscal 2014 due primarily to lower charges from the 2012 Plan, partially offset by charges from the 2015 Plan.

Acquisition and Other Related Charges

Acquisition and other related charges decreased in each of fiscal 2016 and fiscal 2015 as compared to the prior fiscal year due primarily to a reduction in the level of merger and acquisition activity.

Separation Costs

Separation costs for fiscal 2016 consisted of allocated third-party consulting, contractor fees and other incremental costs totaling $41 million, arising from the separation of Seattle’s Parent, HPE, from HP Inc., formerly Hewlett-Packard Company, and all such costs, totaling $65 million, arising from the planned Transactions.

Separation costs for fiscal 2015 consisted of allocated third-party consulting, contractor fees and other incremental costs arising from the separation of Seattle’s Parent, HPE, from HP Inc., formerly Hewlett-Packard Company.

Interest and Other, Net

Interest and other, net, expense was substantially unchanged as compared to the prior fiscal year in each of fiscal 2016 and fiscal 2015.

Provision for (Benefit from) Taxes

Seattle’s effective tax rates were 66.0%, (23.0)% and 12.4% in fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Seattle’s effective tax rate generally differs from the U.S. federal statutory rate of 35% due to favorable tax rates associated with certain earnings from Seattle’s operations in lower tax jurisdictions throughout the world. Seattle plans to reinvest certain earnings of these jurisdictions indefinitely outside the U.S. and therefore has not provided for U.S. taxes on those indefinitely reinvested earnings.

In fiscal 2016, Seattle recorded $61 million of net income tax benefits related to items unique to that year. These amounts included $139 million of income tax benefits related to restructuring and separation costs, $3 million of income tax benefits related to state income tax and $15 million of income tax benefits related to other items, the effects of which were partially offset by $96 million of income tax charges related to uncertain tax positions.

In fiscal 2015, Seattle recorded $6 million of net income tax charges related to items unique to that year. These amounts included $59 million of income tax charges related to uncertain tax positions and $1 million of income tax charges related to state income tax, the effects of which were partially offset by $31 million of income tax benefits on restructuring and separation related costs and $23 million of income tax benefits related to other items.

In fiscal 2014, Seattle recorded $29 million of net income tax charges related to items unique to that year. These amounts included $13 million of income tax charges related to state income tax impacts, $8 million of income tax charges related to uncertain tax positions, and $38 million of income tax charges related to other items, the effects of which were partially offset by $24 million of income tax benefits related to restructuring costs and $6 million of income tax benefits related to provision to return adjustments.

For a reconciliation of Seattle’s effective tax rate to the U.S. federal statutory rate of 35% and further explanation of Seattle’s provision for taxes, see Note 5, “Taxes on Earnings,” to Seattle’s Combined Financial Statements.

Liquidity and Capital Resources

Historical Liquidity

Seattle has historically used cash generated by operations as its primary source of liquidity. Seattle has historically participated in cash management and funding arrangements managed by Parent. Cash flows used in financing activities primarily reflect changes in Parent’s investment in Seattle. Parent’s cash has not been assigned to Seattle for any of the periods presented because those cash balances are not directly attributable to Seattle.

Future Liquidity

Prior to the Separation from HPE, Seattle anticipates incurring $2.6 billion of new debt pursuant to the Seattle Term Loan Facility, primarily to facilitate the $2.5 billion Seattle Payment to HPE. For further details, see the sections entitled “The Transactions—Transaction Steps” and “Debt Financing.”

Cash and Capital Lease Obligations

Seattle’s cash and cash equivalents and capital lease obligations were as follows:

	As of January 31,	As of October 31
	2017	2016	2015	2014
	In millions
Cash and cash equivalents	$109	$130	$150	$197
Total capital lease obligations	$38	$36	$32	$21

Cash Flow

Seattle’s key cash flow metrics were as follows:

	Three months ended January 31		Fiscal years ended October 31
	2017	2016	2016	2015	2014
	In millions
Net cash provided by operating activities	$178	$167	$123	$235	$708
Net cash (used in) provided by investing activities	(8)	(6)	211	40	(16)
Net cash used in financing activities	(191)	(128)	(354)	(322)	(813)
Net (decrease) increase in cash and cash equivalents	$(21)	$33	$(20)	$(47)	$(121)

Operating Activities

Net cash provided by operating activities increased by $11 million for the three months ended January 31, 2017 as compared to the three months ended January 31, 2016 due primarily to lower payments for deferred taxes on earnings and increased cash provided by accounts receivable, partially offset by lower earnings and higher payments for accounts payable and restructuring. Net cash provided by operating activities decreased by $112 million for fiscal 2016 as compared to fiscal 2015 due primarily to lower earnings, partially offset by lower payments for deferred taxes on earnings and a reduction in cash used for other operating assets and liabilities. Net cash provided by operating activities decreased by $473 million for fiscal 2015 as compared to fiscal 2014 primarily due to increased payments for deferred taxes on earnings, less cash provided by accounts receivable and more cash used by other assets and liabilities primarily due to decreases in deferred revenue and the employee compensation and benefits liability.

Investing Activities

Net cash used in investing activities was substantially unchanged for the three months ended January 31, 2017 as compared to the three months ended January 31, 2016. Net cash provided by investing activities was $211 million for fiscal 2016, consisting primarily of net cash proceeds from the divestiture of the TippingPoint business. Net cash provided by investing activities of $40 million in fiscal 2015 primarily consisted of $174 million of net proceeds from business divestitures, offset by $138 million of payments made in connection with business acquisitions, net of cash acquired. Net cash used in investing activities was $16 million in fiscal 2014 due primarily to payments made in connection with business acquisitions, net of cash acquired.

Financing Activities

Cash flows used in financing activities primarily represent Net transfers to Parent. As cash and the financing of Seattle’s operations have historically been managed by Parent, the components of Net transfers to Parent include cash transfers from Seattle to Parent and payments by Parent to settle Seattle’s obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.

Contractual and Other Obligations

Seattle’s contractual and other obligations as of October 31, 2016, which have not changed materially as of January 31, 2017 except as discussed below, were as follows:

	Payments Due by Period
	Total	1 Year or Less	1-3 Years	3-5 Years	More than 5 Years
	In millions
Operating lease obligations (net of sublease rental income)	$186	$37	$62	$48	$39
Purchase obligations(1)	8	2	3	2	1
Capital lease obligations (includes interest)	40	17	21	2	—
Total(2)(3)	$234	$56	$86	$52	$40
(1)	Purchase obligations increased from $8 million at October 31, 2016 to $23 million at January 31, 2017 as a result of newly executed contracts. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Seattle and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These purchase obligations are related principally to software license agreements and other items. Purchase obligations exclude agreements that are cancelable without penalty. Purchase obligations also exclude open purchase orders that are routine arrangements entered into in the ordinary course of business as they are difficult to quantify in a meaningful way. Even though open purchase orders are considered enforceable and legally binding, the terms generally allow Seattle the option to cancel, reschedule, and adjust terms based on business needs prior to the delivery of goods or performance of services.
(2)	As of October 31, 2016, Seattle expected future cash payments of approximately $99 million in connection with Seattle’s approved restructuring plans. As of January 31, 2017, Seattle expects future cash payments of approximately $50 million in connection with Seattle’s approved restructuring plans which includes approximately $38 million expected to be paid in fiscal 2017 with the remaining cash payments of approximately $12 million to be made through fiscal 2021. Payments for restructuring have been excluded from the contractual obligations table, because they do not represent contractual cash outflows and there is uncertainty as to the timing of these payments. For more information on Seattle’s restructuring activities, see Note 2, “Restructuring,” to Seattle’s Combined Financial Statements.
(3)	As of October 31, 2016, Seattle had approximately $455 million of recorded liabilities and related interest and penalties pertaining to uncertain tax positions. These liabilities and related interest and penalties include $1 million expected to be paid within one year. As of January 31, 2017, Seattle had approximately $506 million of recorded liabilities and related interest and penalties pertaining to uncertain tax positions. None of these liabilities and related interest and penalties are expected to be paid within one year. For the remaining amount, Seattle is unable to make a reasonable estimate as to when cash settlement with the tax authorities might occur due to the uncertainties related to these tax matters. Payments of these obligations would result from settlements with taxing authorities. For more information on Seattle’s uncertain tax positions, see Note 5, “Taxes on Earnings,” to Seattle’s Combined Financial Statements.

Off-Balance Sheet Arrangements

As part of Seattle’s ongoing business, Seattle has not participated in transactions that generate material relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, Seattle is exposed to foreign currency exchange rate and interest rate risks that could impact Seattle’s financial position and results of operations. Seattle’s risk management strategy with respect to these market risks may include the use of derivative financial instruments. Seattle uses derivative contracts only to manage existing underlying exposures. Accordingly, Seattle does not use derivative contracts for speculative purposes. Seattle’s risks, risk management strategy and a sensitivity analysis estimating the effects of changes in fair value for each of these exposures is outlined below. Seattle’s exposure to market risk as of January 31, 2017 has not changed materially since October 31, 2016.

Actual gains and losses in the future may differ materially from the sensitivity analyses based on changes in the timing and amount of foreign currency exchange rate and interest rate movements and Seattle’s actual exposures and derivatives in place at the time of the change, as well as the effectiveness of the derivative to hedge the related exposure.

Foreign Currency Exchange Rate Risk

Seattle is exposed to foreign currency exchange rate risk inherent in Seattle’s sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Seattle transacts business in approximately 70 currencies worldwide, of which the most significant foreign currencies to Seattle’s operations for fiscal 2016 were the euro, the British pound, the Australian dollar and the Canadian dollar. For most currencies, Seattle is a net receiver of the foreign currency and therefore benefits from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to the foreign currency. Even where Seattle is a net receiver of the foreign currency, a weaker U.S. dollar may adversely affect certain expense figures, if taken alone.

Seattle uses a combination of forward contracts and, from time to time, options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in Seattle’s forecasted net revenue and, to a lesser extent, cost of sales, operating expenses and intercompany loans denominated in currencies other than the U.S. dollar. In addition, when debt is denominated in a foreign currency, Seattle may use swaps to exchange the foreign currency principal and interest obligations for U.S. dollar-denominated amounts to manage the exposure to changes in foreign currency exchange rates. Seattle also uses other derivatives not designated as hedging instruments consisting primarily of forward contracts to hedge foreign currency balance sheet exposures. Alternatively, Seattle may choose not to hedge the risk associated with Seattle’s foreign currency exposures, primarily if such exposure acts as a natural hedge for offsetting amounts denominated in the same currency or if the currency is too difficult or too expensive to hedge.

Seattle has performed sensitivity analyses as of October 31, 2016 and 2015 using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of Seattle’s foreign currency derivative contracts offset by underlying exposures. The foreign currency exchange rates Seattle used in performing the sensitivity analysis were based on market rates in effect at October 31, 2016 and 2015. The sensitivity analyses indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in foreign currency exchange fair value losses of less than $1 million for each of the fiscal years ended October 31, 2016 and 2015.

Interest Rate Risk

Seattle is also exposed to interest rate risk related to Seattle’s investment portfolio.

Seattle has performed sensitivity analyses as of October 31, 2016 and 2015 using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of interest rates across the entire yield curve, with all other variables held constant. The analyses cover Seattle’s investments. The analyses use actual or approximate maturities for the investments. The discount rates used were based on the market interest rates in effect at October 31, 2016 and 2015. The sensitivity analyses indicated that a hypothetical 10% adverse movement in interest rates would result in losses in the fair values of Seattle’s investments of less than $1 million for each of the fiscal years ended October 31, 2016 and 2015.

SELECTED HISTORICAL FINANCIAL DATA

Selected Historical Consolidated Financial Data of Micro Focus

The following table sets forth certain of Micro Focus’ consolidated financial data, prepared in accordance with IFRS. The selected historical consolidated financial data as of and for the years ended April 30, 2014, 2015 and 2016 are derived from Micro Focus’ audited consolidated financial statements, which are included elsewhere in this information statement/prospectus. The selected historical consolidated financial data as of and for the years ended April 30, 2012 and 2013 were derived from audited financial statements not included in this information statement/prospectus.

The selected historical consolidated financial data as of October 31, 2016 and for the six months ended October 31, 2015 and 2016 are derived from Micro Focus’ unaudited consolidated financial statements, which are included elsewhere in this information statement/prospectus. In the opinion of Micro Focus’ management, the unaudited data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the six months ended October 31, 2016 are not necessarily indicative of the results that may be expected for the full fiscal year.

The selected historical consolidated financial data presented below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Micro Focus” and Micro Focus’ consolidated financial statements and the related notes thereto, which are included elsewhere in this information statement/prospectus. The selected historical consolidated financial data in this section are not intended to replace Micro Focus’ financial statements and the related notes thereto.

	As of and for the Year Ended April 30,					As of and for the Six Months Ended October 31,
(in thousands)	2012	2013	2014	2015	2016	2015	2016
Statement of Comprehensive Income Data:
Revenue	$434,838	$413,989	$433,058	$834,539	$1,245,049	$604,523	$684,743
Costs and expenses:
Cost of sales	$49,267	$34,069	$29,912	$91,490	$135,432	$66,510	$74,296
Selling and distribution costs	127,253	117,558	120,669	290,475	416,333	198,802	218,528
Research and development expenses	54,768	52,599	57,833	162,349	259,388	122,659	135,534
Administrative expenses	47,759	48,503	68,924	142,989	138,962	66,149	93,099
	279,047	252,729	277,338	687,303	950,115	454,120	521,457
Operating profit	155,791	161,260	155,720	147,236	294,934	150,403	163,286
Other income (expense):
Share of results of associates	—	—	—	(788)	(2,190)	(1,129)	(1,127)
Net finance costs	(6,541)	(7,894)	(7,879)	(55,021)	(97,348)	(50,439)	(48,953)
Profit before tax	149,250	153,366	147,841	91,427	195,396	98,835	113,206
Income tax benefit (expense), net	(28,630)	(30,202)	(25,759)	10,024	(32,424)	(11,297)	(22,589)
Net income	$120,620	$123,164	$122,082	$101,451	$162,972	$87,538	$90,617
Statement of Financial Position Data:
Total current assets	$122,726	$130,583	$140,072	$460,967	$954,361	$307,756	$405,311
Total noncurrent assets	$434,235	$437,596	$464,945	$3,879,634	$3,681,332	$3,785,018	$4,301,710
Total assets	$556,961	$568,179	$605,017	$4,340,601	$4,635,693	$4,092,774	$4,707,021
Total current liabilities	$380,071	$459,725	$568,433	$988,030	$1,061,797	$780,199	$1,072,770
Total noncurrent liabilities	$59,344	$48,697	$52,835	$2,074,510	$1,980,168	$2,000,497	$2,052,492
Total liabilities	$439,415	$508,422	$621,268	$3,062,540	$3,041,965	$2,780,696	$3,125,262
Total equity (deficit)	$117,546	$59,757	$(16,251)	$1,278,061	$1,593,728	$1,312,078	$1,581,759

Selected Historical Combined Financial Data of Seattle

The following table presents the selected historical combined financial data of Seattle prepared in accordance with U.S. GAAP. The Combined Statements of Operations data for the three months ended January 31, 2016 and 2017 and the Combined Balance Sheets data as of January 31, 2017 are derived from Seattle’s unaudited Condensed Combined Financial Statements included elsewhere in this information statement/prospectus. The Combined Statements of Operations data for each of the three fiscal years ended October 31, 2016 and the Combined Balance Sheets data as of October 31, 2015 and 2016 set forth below are derived from Seattle’s audited Combined Financial Statements included elsewhere in this information statement/prospectus. The Combined Statements of Operations data for the fiscal years ended October 31, 2013 and the Combined Balance Sheet data as of October 31, 2013 and 2014 are derived from Seattle’s audited Combined Financial Statements that are not included in this information statement/prospectus. The Combined Statement of Operations data for the fiscal year ended October 31, 2012 and the Combined Balance Sheet data as of October 31, 2012 are derived from Seattle’s unaudited Condensed Combined Financial Statements that are not included in this information statement/prospectus.

The selected historical combined financial data set forth below should be read in conjunction with Seattle’s Combined and Condensed Combined Financial Statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seattle” included elsewhere in this information statement/prospectus. Seattle’s selected historical combined financial data presented below may not be indicative of its future performance and does not necessarily reflect what Seattle’s financial position and results of operations would have been had it been operating as a standalone public company during the periods presented, and the results for the three months ended January 31, 2017 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected historical combined financial data in this section are not intended to replace Seattle’s Combined and Condensed Combined Financial Statements and the accompanying notes thereto.

	As of and for the Fiscal Years Ended October 31,					As of and for the Three Months Ended January 31,
(in millions)	2012	2013	2014	2015	2016	2016	2017
Combined Statements of Operations
Net revenue	$4,127	$4,036	$3,933	$3,622	$3,195	$780	$721
(Loss) earnings from operations(1)	(8,949)	318	415	321	238	16	(17)
Net (loss) earnings(1)	(7,599)	152	361	391	80	19	(14)

Combined Balance Sheets
Total assets	$12,693	$12,038	$11,634	$10,979	$10,647		$10,429
Total capital lease obligations	—	6	21	32	36		38
(1)	Loss from operations and net loss for the fiscal year ended October 31, 2012 included charges for the impairment of goodwill and intangible assets totaling $8,847 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 7, 2016, Micro Focus and HPE entered into the Merger Agreement with Seattle, Holdings and Merger Sub, and HPE and Seattle entered into the Separation and Distribution Agreement, which together provide for the combination of Micro Focus and HPE Software, as further described elsewhere herein. See the sections entitled “The Transactions—Transaction Steps,” “The Merger Agreement” and “The Separation and Distribution Agreement.”

The Merger is expected to result in HPE Stockholders as of the close of business on the Distribution Record Date receiving Micro Focus ADSs representing an aggregate number of newly issued Micro Focus Shares equal to 50.1% of the Micro Focus Fully Diluted Shares as of immediately following Closing.

The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations (“IFRS 3”). IFRS requires that one of the two companies in the Merger be designated as the acquirer for accounting purposes based on the evidence available. Micro Focus will be treated as the acquiring entity for accounting purposes, and accordingly, the Seattle assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. See the section entitled “The Transactions—Accounting Treatment.” Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The actual fair values will be determined following Closing and may vary from these preliminary estimates.

The following unaudited pro forma condensed combined financial information and related notes (the “Pro Forma Financial Information”) are based on the historical consolidated financial statements of Micro Focus and the historical combined financial statements of Seattle, and have been prepared to reflect the Merger. The pro forma adjustments related to the Merger include:

•	The merger of Merger Sub with and into Seattle pursuant to the Merger Agreement, and the issuance of approximately 223.47 million Micro Focus ADSs valued (based on Micro Focus’ closing share price on April 20, 2017) at $7.1 billion in the Merger to HPE Stockholders in respect of Seattle Shares;
•	The $5.0 billion borrowings comprised of the Micro Focus Term Loan Facilities, Seattle Term Loan Facility, and the Micro Focus Revolving Facility, each as further described in the section entitled “Debt Financing”;
•	The Seattle Payment of $2.5 billion to be paid by Seattle to HPE in connection with the Contribution, which will be funded by the Seattle Term Loan Facility;
•	The conversion of Seattle financial information from U.S. GAAP to the Micro Focus accounting policies in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”);
•	The Micro Focus Return of Value of up to $500 million to the Micro Focus Shareholders and Share Capital Consolidation prior to Closing;
•	The reflection of the assets and liabilities which will be transferred to or from, or retained by, as the case may be, the Seattle Group in the Reorganization, and which are expected to be held by the Seattle Group at the time of the Merger, and their related statement of comprehensive income impacts; and
•	The impact of preliminary fair value adjustments to the underlying assets and liabilities of Seattle.

The unaudited pro forma condensed combined statement of comprehensive income for the six months ended October 31, 2016 (the “Interim Pro Forma Statement of Comprehensive Income”) and the unaudited pro forma condensed combined statement of comprehensive income for the year ended April 30, 2016 (the “2016 Pro Forma Statement of Comprehensive Income,” and, together with the Interim Pro Forma Statement of Comprehensive Income, the “Pro Forma Statements of Comprehensive Income”) give effect to the Merger as if it had occurred on May 1, 2015, the first day of Micro Focus’ fiscal year ended April 30, 2016, while the unaudited pro forma condensed combined statement of financial position as of October 31, 2016 (the “Pro Forma Statement of Financial Position”) gives effect to the Merger as if it had occurred on that date. The Pro Forma Financial Information does not include adjustments for other acquisitions completed by Micro Focus or Seattle during the periods presented, as these acquisitions were not considered significant individually or in the aggregate.

The Pro Forma Financial Information should be read in conjunction with:

•	Micro Focus’ audited consolidated financial statements and related notes as of and for the year ended April 30, 2016, and Micro Focus’ unaudited condensed consolidated interim financial statements and related notes as of and for the six months ended October 31, 2016 (collectively, “Micro Focus’ financial statements”), as well as the section entitled “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Micro Focus” in each case included elsewhere in this information statement/prospectus; and
•	Seattle’s audited combined financial statements and related notes as of October 31, 2016 and 2015 and for the fiscal years ended October 31, 2016, 2015 and 2014 (collectively, “Seattle’s financial statements”), as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seattle,” in each case included elsewhere in this information statement/prospectus. See “Index to Financial Statements.”

Micro Focus’ financial statements are prepared in accordance with IFRS, which differs in certain respects from Seattle’s financial statements which are prepared in accordance with U.S. GAAP. Adjustments were made to Seattle’s financial statements to convert them from U.S. GAAP to IFRS as well as reclassifications to conform Seattle’s historical accounting presentation to Micro Focus' accounting presentation. The Pro Forma Financial Information also includes adjustments to reflect the financing arrangements to fund the Seattle Payment, the Micro Focus Return of Value, financing and transaction costs and other transactions as described elsewhere in this information statement/prospectus. These adjustments reflect Micro Focus’ best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The pro forma adjustments are based upon the best available information and certain assumptions that Micro Focus believes to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the Pro Forma Financial Information. Adjustments included in the Pro Forma Financial Information are based on items that are factually supportable and directly attributable to the Merger, and for the purposes of the Pro Forma Statements of Comprehensive Income, are expected to have a continuing impact on the combined results of the Enlarged Group following the Merger. The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Enlarged Group will experience after the completion of the Merger. The Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the Merger including potential synergies that may be derived in future periods.

MICRO FOCUS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED APRIL 30, 2016

(In millions of U.S. dollars, except for per share data)	Historical Micro Focus for the year ended April 30, 2016	Adjusted Seattle for the twelve months ended April 30, 2016 (Note 2)		Pro forma merger adjustments (Note 3)	Note 3 references	Total pro forma combined
Revenue	$1,245		$3,419	$—			$4,664
Cost of sales	(135)		(929)	—			(1,064)
Gross profit	$1,110		$2,490	$—			$3,600

Selling and distribution costs	(416)		(1,101)	(159)	(c)(iv)		(1,676)
Research and development expenses	(260)		(794)	133	(c)(iv)		(921)
Administrative expenses	(139)		(297)	(431)	(c)(iv)		(867)
Operating profit	$295		$298	$(457)			$136

Share of results of associates	(2)		—	—			(2)
Finance costs	(98)		(6)	(118)	(b)		(222)
Finance income	1		3	—			4
Net finance costs	(99)		(3)	(118)			(220)
Profit (loss) before tax	196		295	(575)			(84)
Taxation	(33)			190	(g)
Profit (loss) for the period	$163	$		$(385)			$—
Attributable to:
Noncontrolling interests	—		—	—			—
Equity shareholders of the parent	163			(385)
Profit (loss) for the period	$163	$		$(385)		$

Earnings per share attributable to equity shareholders of the parent (Note 4):
Basic	$0.75					$
Diluted	$0.72					$

Weighted average shares outstanding (Note 4):
(in millions)
Basic	219			218			437
Diluted	227			219			446

The accompanying notes are an integral part of the Pro Forma Financial Information.

MICRO FOCUS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED OCTOBER 31, 2016

(In millions of U.S. dollars, except for per share data)	Historical Micro Focus for the six months ended October 31, 2016	Adjusted Seattle for the six months ended October 31, 2016 (Note 2)		Pro forma merger adjustments (Note 3)	Note 3 references	Total pro forma combined
Revenue	$685		$1,644	$—			$2,329
Cost of sales	(74)		(436)	—			(510)
Gross profit	$611		$1,208	$—			$1,819

Selling and distribution costs	(219)		(579)	(80)	(c)(iv)		(878)
Research and development expenses	(136)		(336)	50	(c)(iv)		(422)
Administrative expenses	(93)		(181)	(134)	(a),(c)(iv)		(408)
Operating profit	$163		$112	$(164)			$111

Share of results of associates	(1)		—	—			(1)
Finance costs	(49)		(3)	(61)	(b)		(113)
Finance income	—		1	—			1
Net finance costs	(50)		(2)	(61)			(113)
Profit (loss) before tax	113		110	(225)			(2)
Taxation	(22)			—	(g)
Profit (loss) for the period	$91	$		$(225)		$
Attributable to:
Noncontrolling interests	—		—	—			—
Equity shareholders of the parent	91			(225)
Profit (loss) for the period	$91	$		$(225)		$

Earnings per share attributable to equity shareholders of the parent (Note 4):
Basic	$0.40					$
Diluted	$0.38					$

Weighted average shares outstanding (Note 4):
(in millions)
Basic	229			208			437
Diluted	238			208			446

The accompanying notes are an integral part of the Pro Forma Financial Information.

MICRO FOCUS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF OCTOBER 31, 2016

(In millions of U.S. dollars)	Historical Micro Focus as of October 31, 2016	Adjusted Seattle as of October 31, 2016 (Note 2)	Pro forma merger adjustments (Note 3)	Note 3 references	Total pro forma combined as of October 31, 2016
Non-current assets
Goodwill	$2,828	$8,095	$(3,285)	(c)(vii)	$7,638
Other intangible assets	1,186	411	6,124	(c)(iv)	7,721
Property, plant and equipment	41	138	(12)	(d)(i)	167
Investments in associates	12	—	—		12
Long-term pension assets	24	—	—		24
Other non-current assets	3	87	—		90
Deferred tax assets	208	1,047	3	(d)(iv)	1,258
	4,302	9,778	2,830		16,910
Current assets
Inventories	—	20	—		20
Trade and other receivables	278	742	—		1,020
Current tax receivables	3	—	—		3
Cash and cash equivalents	123	130	371	(f)	624
Assets classified as held for sale	1	—	—		1
	405	892	371		1,668
Total assets	$4,707	$10,670	$3,201		$18,578
Current liabilities
Trade and other payables	$151	$608	$14	(d)(ii)	$773
Borrowings	294	15	—		309
Provisions	15	62	—		77
Current tax liabilities	30	346	—		376
Deferred income	582	767	(74)	(c)(v)	1,275
	1,072	1,798	(60)		2,810
Non-current liabilities
Deferred income	204	157	(20)	(c)(v)	341
Borrowings	1,441	21	3,352	(b)	4,814
Retirement benefit obligations	35	162	—		197
Long-term provisions	12	10	—		22
Other non-current liabilities	11	23	—		34
Deferred tax liabilities	350	4	1,866	(c)(vi)	2,220
	2,053	377	5,198		7,628
Total liabilities	3,125	2,175	5,138		10,438
Net assets	1,582	8,495	(1,937)		8,140
Capital and reserves
Share capital	40	—	22	(e)(iv)	62
Share premium account	191	—	7,122	(e)(iv)	7,313
Parent company investment	—	8,526	(8,526)	(e)(ii),(e)(iii)	—
Merger reserve	988	—	—		988
Capital redemption reserve	163	—	—		163
Retained earnings/(deficit)	222	—	(586)	(e)(i),(e)(v)	(364)
Foreign currency translation reserve/(deficit)	(23)	(31)	31	(e)(iii)	(23)
Total equity attributable to owners of the parent	1,581	8,495	(1,937)		8,139
Non-controlling interests	1	—	—		1
Total equity	$1,582	$8,495	$(1,937)		$8,140

The accompanying notes are an integral part of the Pro Forma Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

The Pro Forma Financial Information set forth herein is based upon the historical financial statements of Micro Focus and Seattle and has been prepared to illustrate the effects of the Merger, as if it had occurred on May 1, 2015 in respect of the Pro Forma Statements of Comprehensive Income and as if it had occurred on October 31, 2016 in respect of the Pro Forma Statement of Financial Position. The Pro Forma Financial Information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of Micro Focus that actually would have resulted had the Merger occurred at the dates indicated, or project the results of operations or financial position of Micro Focus for any future dates or periods.

In addition, throughout the periods presented in the Pro Forma Financial Information, the operations of Seattle were conducted and accounted for as part of HPE using accounting conventions applicable to HPE, which are different from those of Micro Focus. The audited historical combined financial statements and unaudited historical condensed combined financial statements of Seattle have been derived from HPE’s historical accounting records (and its former parent’s, HP Inc. (formerly known as Hewlett-Packard Company), from which HPE was spun off on November 1, 2015) and reflect certain allocations of direct costs and expenses. All of the allocations and estimates in such financial statements are based on assumptions that HPE’s management believes are reasonable. The historical combined and condensed combined financial statements of Seattle do not necessarily represent the financial position or results of operations of Seattle had it been operated as a standalone company during the periods or at the dates presented.

The Pro Forma Financial Information is based on the Seattle and Micro Focus financial statements included elsewhere in this information statement/prospectus. See “Index to Financial Statements.” The fiscal year end of Micro Focus is April 30 and the fiscal year end of Seattle is October 31. Since the fiscal year ends of Micro Focus and Seattle differ by more than 93 days, Seattle’s financial information has been recast to be within 93 days of Micro Focus’ financial reporting periods.

The 2016 Pro Forma Statement of Comprehensive Income is derived from Micro Focus’ audited consolidated statement of comprehensive income for the year ended April 30, 2016. Seattle’s income statement information for the twelve months ended April 30, 2016 has been calculated by taking the historical audited combined income statement of Seattle for the year ended October 31, 2015, subtracting the unaudited condensed combined income statement of Seattle for the six months ended April 30, 2015, and adding the unaudited condensed combined income statement of Seattle for the six months ended April 30, 2016. The Interim Pro Forma Statement of Comprehensive Income is derived from Micro Focus’ historical unaudited consolidated statement of comprehensive income for the six months ended October 31, 2016. Seattle’s income statement information for the six months ended October 31, 2016 has been calculated by taking the audited combined income statement of Seattle for the year ended October 31, 2016 and subtracting the unaudited condensed combined income statement of Seattle for the six months ended April 30, 2016. The Pro Forma Statement of Financial Position has been derived from the historical financial information for Micro Focus and Seattle as of October 31, 2016.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate and the effective tax rate of the Enlarged Group following the Merger could be significantly different depending on post-Merger activities and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to Seattle’s financial statements

The financial information below illustrates the impact of adjustments made to Seattle’s financial statements, presented in accordance with U.S. GAAP and included elsewhere in this information statement/prospectus, in order to present them on a basis consistent with the Micro Focus financial statements prepared under IFRS. The adjustments include reclassifications to conform the Seattle historical accounting presentation to the Micro Focus accounting presentation. These adjustments reflect best estimates of Micro Focus based on information currently available and are subject to change once more detailed information is obtained.

Unaudited Adjusted Seattle Statement of Comprehensive Income
Twelve months ended April 30, 2016

(In millions of US dollars)	Historical Seattle (U.S. GAAP)	U.S. GAAP to IFRS adjustments (a)		Note 2(a) references	Reclassifications (b)	Note 2(b) references	Adjusted Seattle (IFRS)
Revenue	$3,412		$7	(iv),(v)	$—			$3,419
Cost of sales	(926)		(3)	(iii),(vii)	—			(929)
Gross profit	2,486		4		—			2,490

Selling and distribution costs	—		(6)	(iii),(vi),(vii)	(1,095)	(v)		(1,101)
Research and development expenses	(653)		(8)	(iii),(vi),(vii)	(133)	(i)		(794)
Administrative expenses	—		(17)	(ii),(vi),(vii)	(280)	(v)		(297)
Research and development	—							—
Selling, general and administrative	(1,155)				1,155	(i),(ii),(iii),(iv),(v)		—
Amortization of intangible assets	(186)				186	(i)		—
Restructuring charges	(74)				74	(ii)		—
Acquisition and other related charges	(4)				4	(iii)		—
Separation costs	(89)				89	(iv)		—
Total operating expenses	(2,161)		(31)		—			(2,192)
Operating profit	325		(27)		—			298

Share of results of associates	—							—
Finance costs	—		(2)	(vi),(vii)	(4)	(vi)		(6)
Finance income	—		2	(viii)	1	(vi)		3
Interest and other, net	(3)				3	(vi)		—
Profit before tax	322		(27)		—			295
Taxation	108
Profit for the period	430				—
Attributable to:
Noncontrolling interests	—		—		—			—
Profit attributable to equity shareholders of the parent	430				—
Profit for the period	$430	$			$—		$

Unaudited Adjusted Seattle Statement of Comprehensive Income
Six months ended October 31, 2016

(In millions of US dollars)	Historical Seattle (U.S. GAAP)	U.S. GAAP to IFRS adjustments (a)		Note 2(a) references	Reclassifications (b)	Note 2(b) references	Adjusted Seattle (IFRS)
Revenue	$1,642		$2	(iv),(v)	$—			$1,644
Cost of Sales	(432)		(4)	(iii),(vii)	—			(436)
Gross Profit	1,210		(2)		—			1,208

Selling and distribution costs	—		(5)	(iii),(vi),(vii)	(574)	(v)		(579)
Research and development expenses	(283)		(3)	(iii),(vi),(vii)	(50)	(i)		(336)
Administrative expenses	—		(10)	(ii),(vi),(vii)	(171)	(v)		(181)
Research and development					—			—
Selling, general and administrative	(575)				575	(i),(ii),(iii),(iv),(v)		—
Amortization of intangible assets	(74)				74	(i)		—
Restructuring charges	(60)		3	(vii)	57	(ii)		—
Acquisition and other related charges	(1)				1	(iii)		—
Separation costs	(88)				88	(iv)		—
Total operating expenses	(1,081)		(15)		—			(1,096)
Operating profit	129		(17)		—			112
Share of results of associates	—		—					—
Finance costs	—		(1)	(vi),(vii)	(2)	(vi)		(3)
Finance income	—		—		1	(vi)		1
Interest and other, net	(1)		—		1	(vi)		—
Profit before tax	128		(18)		—			110
Taxation	(172)				—
Loss for the period	(44)				—
Attributable to:
Noncontrolling interests	—		—		—			—
Loss attributable to equity shareholders of the parent	(44)				—
Loss for the period	$(44)	$			$—		$

Unaudited Adjusted Seattle Statement of Financial Position
As of October 31, 2016

(In millions of US dollars)	Historical Seattle (U.S. GAAP)	U.S. GAAP to IFRS adjustments (a)	Note 2(a) references	Reclassifications (b)	Note 2(b) references	Adjusted Seattle (IFRS)
Non-current assets
Goodwill	$8,089	$6	(iv),(vi)	$—		$8,095
Other intangible assets	409	—		2	(i)	411
Property, plant and equipment	140	—		(2)	(i)	138
Investments in associates	—	—		—		—
Long-term pension assets	—	—		—		—
Other non-current assets	—	—		87	(ii)	87
Deferred tax assets	1,024	23	(vi)	—		1,047
Other assets	93	(6)	(vi)	(87)	(ii)	—
Total non-current assets	9,755	23		—		9,778

Current assets
Inventories	—	—		20	(iii)	20
Trade and other receivables		—		742	(iii),(iv)	742
Accounts receivable	665	—		(665)	(iv)	—
Current tax receivables	—	—		—		—
Cash and cash equivalents	130	—		—		130
Other current assets	97	—		(97)	(iii)	—
Assets classified as held for sale	—	—		—		—
Total other assets	892	—		—		892
Total assets	$10,647	$23		$—		$10,670

Current liabilities
Trade and other payables	$—	$—		$608	(v)	$608
Borrowings	—	—		15	(vi)	15
Provisions	—	—		62	(vii)	62
Current tax liabilities	—	295	(vi)	51	(v)	346
Deferred income	765	(6)	(ii),(iv),(v)	8	(viii)	767
Capital lease obligations, short-term	15	—		(15)	(vi)	—
Accounts payable	65	—		(65)	(v)	—
Employee compensation and benefits	273	—		(273)	(v),(vii)	—
Taxes on earnings	204	—		(204)	(v)	—
Accrued restructuring	45	—		(45)	(vii)	—
Other accrued liabilities	142	—		(142)	(v),(vii),(viii)	—
Total current liabilities	1,509	289		—		1,798

Non-current liabilities
Deferred income	—	(9)	(ii),(iv),(v)	166	(ix)	157
Borrowings	—	—		21	(x)	21
Retirement benefit obligations	—	134	(vii)	28	(ix)	162
Long-term provisions	—	—		10	(ix)	10
Other non-current liabilities	—	(297)	(vi)	320	(ix)	23
Deferred tax liabilities	—	2	(vi)	2	(ix)	4
Capital lease obligations, long-term	21	—		(21)	(x)	—
Other liabilities	526	—		(526)	(ix)	—
Commitments and contingencies	—	—		—		—
Total other liabilities	547	(170)		—		377
Total liabilities	2,056	119		—		2,175

Capital and reserves
Share capital	—	—		—		—
Share premium account	—	—		—		—
Merger reserve	—	—		—		—
Capital redemption reserve	—	—		—		—
Retained earnings/(deficit)	—	—		—		—
Foreign currency translation reserve/(deficit)	—	23	(i)	(54)	(xi)	(31)
Parent company investment	8,636	(119)	(i),(ii),(iv),(v),(vi),(vii)	9	(xi)	8,526
Accumulated other comprehensive loss	(45)	—		45	(xi)	—
Total equity attributable to owners of the parent	8,591	(96)		—		8,495
Non-controlling interests	—	—		—		—
Total equity	8,591	(96)		—		8,495
Total liabilities, non-controlling interests and equity	$10,647	$23		$—		$10,670

Note 2. Pro forma adjustments to Seattle’s financial statements (continued)

(a)	Pro forma IFRS conversion adjustments

The classification of certain items presented by Seattle under U.S. GAAP has been modified in order to align with the presentation used by Micro Focus under IFRS:

i.	Upon the date of transition to IFRS, a first-time adopter may elect to reset the cumulative translation adjustment (known as “CTA”) reserve to zero. This election has been applied and is reflected as an adjustment to Foreign currency translation reserve/(deficit) on the Pro Forma Statement of Financial Position of $23 million.
ii.	Under U.S. GAAP, the gain on a sale-leaseback was deferred and amortized over the lease term. Under IFRS, only the excess of the transaction proceeds above the fair value of the assets has been deferred and amortized over the lease term. The remaining gain is recognized upfront. To reflect this difference, an adjustment was made to Deferred income on the Pro Forma Statement of Financial Position of ($13) million. An adjustment was made to Administrative expenses on the 2016 Pro Forma Statement of Comprehensive Income and Interim Pro Forma Statement of Comprehensive Income of ($4) million and ($2) million, respectively.
iii.	Stock-based compensation expense was recalculated under IFRS to reflect the use of graded vesting methodology rather than straight-line vesting methodology that had been applied under U.S. GAAP, the difference in the grant date and respective fair value under IFRS, recognition of payroll tax expense at each reporting period under IFRS as opposed to the date of a triggering event under U.S. GAAP, and inclusion of employee share purchase plan awards as compensation expense under IFRS. To reflect this difference, an adjustment was made to Cost of sales of ($4) million, Selling and distribution costs of ($6) million, and Research and development expenses of ($5) million on the 2016 Pro Forma Statement of Comprehensive Income. An adjustment was made to Cost of sales of ($2) million, Selling and distribution costs of ($6) million, and Research and development expenses of ($4) million on the Interim Pro Forma Statement of Comprehensive Income.
iv.	The fair value of deferred income assumed in business combinations calculated by Micro Focus using its historical estimation methodology and accounting policy under IFRS was higher than the deferred income fair value calculated by Seattle using its historical estimation methodology and accounting policy under U. S. GAAP. Thus, revenue, deferred income and goodwill are greater under IFRS. To reflect this difference, an adjustment was made to Goodwill of $10 million and Deferred income of $1 million on the Pro Forma Statement of Financial Position and to Revenue on the 2016 Pro Forma Statement of Comprehensive Income and the Interim Pro Forma Statement of Comprehensive Income of $6 million and $1 million, respectively.
v.	Under U.S. GAAP, revenue is deferred for software arrangements where vendor specific objective evidence of fair value (“VSOE”) cannot be established. IFRS includes a broader range of acceptable measures of fair value and therefore revenue is not deferred due to lack of VSOE. To reflect this difference, an adjustment was made to Deferred income on the Pro Forma Statement of Financial Position of ($3) million and to Revenue on both the 2016 Pro Forma Statement of Comprehensive Income and the Interim Pro Forma Statement of Comprehensive Income of $1 million.
vi.	Income taxes are impacted by the tax effect of other U.S. GAAP to IFRS pre-tax adjustments, in addition to reflecting the difference in accounting for the deferred tax asset related to share-based payments and the classification of tax interest and penalties as finance costs under IFRS. To reflect this difference, adjustments were made to Goodwill of ($4) million, Deferred tax assets of $23 million, Other assets of ($6) million, Current tax liabilities of $295 million, Other non-current liabilities of ($297) million, and Deferred tax liabilities of $2 million on the Pro Forma Statement of Financial Position. An adjustment was made to the 2016 Pro Forma Statement of Comprehensive Income and the Interim Pro Forma Statement of Comprehensive Income of .
vii.	Seattle employee participation in HPE pension plans had historically been accounted for by Seattle as multi-employer plans under U.S. GAAP, with expense recognition in Seattle’s combined statement of comprehensive income, and with no recognition of pension assets and obligations on the combined statement of financial position. Adjustments have thus been made to adjust the statement of financial position to reflect all applicable plan assets and liabilities, and to reflect the impact of differences between U.S. GAAP and IFRS measurement approaches. To reflect this difference, an adjustment was made to Retirement benefit obligations on the Pro Forma Statement of Financial Position of $134 million and to Cost of sales of $1 million, Research and development expenses of ($3) million, Administrative expenses of ($13) million, and Finance costs of ($2) million in the 2016 Pro Forma Statement of Comprehensive Income. An adjustment was made to Cost of sales of ($2) million, Selling and distribution expenses of $1 million, Research and development expenses of $1 million, Administrative expenses of ($8) million, Restructuring charges of $3 million and Finance costs of ($1) million on the Interim Pro Forma Statement of Comprehensive Income.

viii.	U.S. GAAP records foreign currency gains and losses on available-for-sale securities in other comprehensive income. IFRS only records those unrealized gains and losses related to subsequent fair value changes in other comprehensive income. Foreign currency gains and losses are recognized in finance costs. To reflect this difference, an adjustment was made to the Finance income on 2016 Pro Forma Statement of Comprehensive Income of $2 million.

Summary of pro forma IFRS conversion adjustments:

(In millions of U.S. dollars)	Cost of sales	Twelve months ended April 30, 2016		Administrative expenses	Restructuring Charges	Finance costs
		Selling and distribution costs	Research and development expenses
Gain on sale-leaseback transaction	$—	$—	$—	$(4)	$—	$—
Stock-based compensation expense	(4)	(6)	(5)	—	—	—
Accounting for taxes	—	—	—	—	—	—
Pension plan expense	1	—	(3)	(13)	—	(2)
Total of pro forma IFRS conversion adjustments	$(3)	$(6)	$(8)	$(17)	$—	$(2)
(In millions of U.S. dollars)	Cost of sales	Six months ended October 31, 2016		Administrative expenses	Restructuring Charges	Finance costs
		Selling and distribution costs	Research and development expenses
Gain on sale-leaseback transaction	$—	$—	$—	$(2)	$—	$—
Stock-based compensation expense	(2)	(6)	(4)	—	—	—
Accounting for income taxes	—	—	—	—	—	—
Pension plan expense	(2)	1	1	(8)	3	(1)
Total of pro forma IFRS conversion adjustments	$(4)	$(5)	$(3)	$(10)	$3	$(1)
(b)	Pro forma financial statement reclassifications and accounting policy adjustments

The classification of certain items presented by Seattle has been modified in order to align with the financial statement presentation used by Micro Focus:

Seattle statement of comprehensive income items for the twelve months ended April 30, 2016 were reclassified as follows:

i.	Amortization of intangible assets of $186 million reclassified $133 million to Research and development expenses and $53 million to Selling, general administrative costs;
ii.	Restructuring charges of $74 million reclassified to Selling, general and administrative expenses;
iii.	Acquisition and other related charges of $4 million reclassified to Selling, general and administrative expenses;
iv.	Separation costs of $89 million reclassified to Selling, general and administrative expenses;
v.	Selling, general and administrative expenses of $1,375 million reclassified $1,095 million to Selling and distribution costs and $280 million to Administrative expenses; and
vi.	Interest and other, net of $3 million reclassified to Finance costs and Finance income.

Seattle statement of comprehensive income items for the six months ended October 31, 2016 were reclassified as follows:

i.	Amortization of intangible assets of $74 million reclassified $50 million to Research and development expenses and $24 million to Selling, general administrative costs;
ii.	Restructuring charges of $57 million reclassified to Selling, general and administrative expenses;
iii.	Acquisition and other related charges of $1 million reclassified to Selling, general and administrative expenses;
iv.	Separation costs of $88 million reclassified to Selling, general and administrative expenses;
v.	Selling, general and administrative expenses of $745 million reclassified $574 million to Selling and distribution costs and $171 million to Administrative expenses; and
vi.	Interest and other, net of $1 million reclassified to Finance costs and Finance income.

Seattle statement of financial position items were reclassified as follows:

i.	Purchased software of $2 million reclassified out of Property, plant and equipment and into Other intangible assets;
ii.	Other assets of $87 million reclassified to Other non-current assets;
iii.	Other current assets of $20 million reclassified to Inventories and $77 million to Trade and other receivables;
iv.	Accounts receivable reclassified $665 million to Trade and other receivables;
v.	Other accrued liabilities of $133 million, Taxes on earnings of $204 million, Employee compensation and benefits of $257 million, and Accounts payable of $65 million reclassified to Trade and other payables of $608 million and Current tax liabilities of $51 million;
vi.	Capital lease obligations, short-term of $15 million reclassified to Borrowings (current);
vii.	Other accrued liabilities of $1 million, Accrued restructuring of $45 million, and Employee compensation and benefits of $16 million reclassified to Provisions;
viii.	Other accrued liabilities of $8 million reclassified into Deferred income (current);
ix.	Other liabilities of $526 million reclassified into $166 million of Deferred income (non-current), $28 million of Retirement benefit obligations, $10 million of Long-term provisions, $320 million of Other non-current liabilities and $2 million of Deferred tax liabilities;
x.	Capital lease obligations, long-term of $21 million reclassified to Borrowings (non-current); and
xi.	Accumulated other comprehensive loss of ($45) million reclassified to Foreign currency translation reserve of ($54) million and Parent company investment of $9 million.

Note 3. Pro forma adjustments related to the Merger

(a)	Transaction and separation costs

Micro Focus incurred transaction related costs of $20 million for the six months ended October 31, 2016 and did not incur any costs for the twelve months ended April 30, 2016. An adjustment has been made to remove these expenses from the Interim Pro Forma Statement of Comprehensive Income as they are not expected to have a continuing impact on the results of operations following Closing.

Seattle incurred separation costs (inclusive of both costs specifically related to the Separation and transaction costs related to the Merger) of $65 million for the six months ended October 31, 2016 and did not incur any such costs for the twelve months ended April 30, 2016. These costs primarily represent costs paid to third party providers and are eliminated as they are not expected to have a continuing impact on the results of operations following Closing. Allocated separation costs related to the November 1, 2015 separation of HPE from its former parent, HP Inc. (formerly known as Hewlett-Packard Company), have not been eliminated as they do not specifically relate to the Merger.

Micro Focus and Seattle expect to incur additional transaction costs of $40 million and $46 million, respectively. An adjustment of $86 million has been presented in the Pro Forma Statement of Financial Position as a reduction to cash and a corresponding reduction to retained earnings to represent the estimated total transaction costs yet to be incurred by Micro Focus and Seattle as of October 31, 2016. These amounts have not been tax effected as the tax deductibility of these items has not been determined.

(b)	Financing adjustments

In connection with the Merger, Seattle will incur new indebtedness in an aggregate principal amount of $2.6 billion pursuant to the Seattle Term Loan Facility. Seattle will use $2.5 billion of the proceeds of this loan to pay the Seattle Payment to HPE. The remaining proceeds will be used to pay for fees related to the indebtedness and general corporate purposes.

Prior to the Merger, Micro Focus will amend its existing $1.103 billion Facility B-2 term loan due 2019 and $412.5 million Facility C term loan due 2021 by combining the two tranches into one $1,515.2 million Facility B-2 term loan due 2021 which will be re-priced at 2.50% above LIBOR, as well as provide for the incremental borrowing of a new USD-denominated term loan and euro-denominated Euro Facility term loan. The Facility B-2 term loan and the Facility C term loan were previously priced at 3.75% above LIBOR (subject to a floor of 0.00%). The revised structure will total $5.0 billion and be comprised of four tranches with the below terms:

•	Amended Micro Focus Term Loan Facilities of $1,515.2 million which shall bear interest at 2.50% above LIBOR (subject to a LIBOR floor of 0.00%), with the total balance repayable November 2021.
•	USD-denominated Facility B-3 term loan of $385 million which shall bear interest at 2.75% above LIBOR (subject to a LIBOR floor of 0.00%) with the balance repayable on the seventh anniversary of the closing date of the escrow credit agreement.
•	Euro-denominated Euro Facility term loans of €470 million (equivalent to approximately $500 million) which shall bear interest at 3.00% above EURIBOR (subject to a EURIBOR floor of 0.00%) with the balance repayable on the seventh anniversary of the closing date of the escrow credit agreement.
•	Seattle Term Loan Facility of $2.6 billion which shall bear interest at 2.75% above LIBOR (subject to a LIBOR floor of 0.00%) with the balance repayable on the seventh anniversary of the closing date of the agreement.

Micro Focus will also enter into the Revolving Credit Facility of $500 million, which it does not intend to draw down on as of Closing. Undrawn commitment fees are assumed to be 0.5%.

Interest expense in the Interim Pro Forma Statement of Comprehensive Income and the 2016 Pro Forma Statement of Comprehensive Income has been adjusted as follows based on the expected sources of funding described above:

(in millions)	Remaining principal amount	Estimated principal amount	Estimated future interest rate	Historical interest expense	Adjustment to interest expense for the twelve months ended April 30, 2016	Adjustment to interest expense for the six months ended October 31, 2016
Existing Tranche B-2 Term Loans	$1,103	N/A	N/A	60	(60)	(30)
Existing Tranche C Term Loans	412	N/A	N/A	22	(22)	(11)
Amended Micro Focus Term Loan Facility	N/A	1,515	3.49%	N/A	53	27
USD-denominated Term Loan	N/A	385	3.74%	N/A	14	7
Euro-denominated Term Loan	N/A	500	3.00%	N/A	15	8
Assumed Seattle Term Loan Facility	N/A	2,600	3.74%	N/A	97	49
Total estimated borrowings	$1,515	$5,000			$97	$50
	Estimated debt issuance costs
OID amortization - Amended Micro Focus Term Loan Facility	$—		N/A	N/A	—	—
Commitment Fee - Revolving Credit Facility	2		N/A	N/A	N/A	N/A
Debt issuance costs & OID amortization - USD-denominated Term Loan	14		N/A	N/A	2	1
Debt issuance costs & OID amortization - Euro-denominated Term Loan	19		N/A	N/A	3	2
Debt issuance costs & OID amortization - Seattle Term Loan Facility	98		N/A	N/A	16	8
Total estimated debt issuance costs	$133	Adjustment to total interest expense			$118	$61

Total estimated borrowings, net		$4,867
Historical remaining principal amount		(1,515)
Adjustment to borrowings, net		$3,352

Total incremental borrowings, net of debt issuance costs are $3,352 million. For each 0.125% change in estimated interest rates on the variable rate debt, the pro forma interest expense adjustment would increase or decrease by approximately $8 million for the twelve months ended April 30, 2016 and approximately $4 million for the six months ended October 31, 2016. These adjustments were calculated as if the debt were entered into on May 1, 2015, the beginning of the earliest period presented.

(c)	Preliminary purchase consideration and allocation

The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. Under this method, the Seattle assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available. In accordance with IFRS, Micro Focus defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The actual fair values will be determined upon the completion of the Merger and may vary from these estimates.

i.	Prior to the Merger as part of the Micro Focus Return of Value, Micro Focus will issue one B Share to each existing Micro Focus Shareholder. Micro Focus will subsequently redeem these B Shares for a total Return of Value payment of up to an aggregate principal amount in sterling equivalent to $500 million, and then cancel the B Shares. The final amount will be determined by the Micro Focus Board nearer to the time of completion of the Micro Focus Return of Value but will not be less than the sterling equivalent of $400 million. A Return of Value payment of $500 million has been assumed for related adjustments to the Pro Forma Financial Information.

Micro Focus intends to fund the Micro Focus Return of Value with the Micro Focus Term Loan Facility. With the intent to ensure that the market price of each Micro Focus Share is not materially affected by the Micro Focus Return of Value, Micro Focus will effect the Share Capital Consolidation.

As a result of the Share Capital Consolidation, the number of Micro Focus Shares outstanding will be reduced but each Micro Focus Shareholder will still own the same proportion of Micro Focus as it owned prior to the Micro Focus Return of Value. The Share Capital Consolidation ultimately reduces the number of Consideration Shares issued to HPE Stockholders as consideration in the Merger but will still result in pre-Merger HPE Stockholders owning Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares immediately following the Merger.

The total equity consideration in the Merger was estimated using a sterling price of 2,498p for each Micro Focus Share traded on the LSE based on Micro Focus’ closing share price on April 20, 2017, adjusted for the Share Capital Consolidation, and then translated to U.S. dollars using the April 20, 2017 mid-market exchange rate of 1.2798 to arrive at a price of $31.97. The actual purchase consideration will be determined following Closing.

This share calculation is summarized as follows:

(In millions, except for per share data)		Share calculation
Total Micro Focus diluted shares outstanding prior to the Micro Focus Return of Value and Share Consolidation		238.22
Micro Focus Return of Value	$(500)
Micro Focus' closing share price as of April 20, 2017	$31.97
Reduction of shares from Share Consolidation		(15.64)
Total Micro Focus Shares outstanding after Share Consolidation		222.58
Ratio to calculate aggregate Micro Focus Shares underlying Micro Focus ADSs to be issued pursuant to the Merger Agreement		1.004
Total Micro Focus Shares underlying Micro Focus ADSs to be issued to HPE Stockholders		223.47

The estimated purchase consideration, preliminary estimated fair values and residual goodwill are as follows:

(In millions, except for per share data)
Total Micro Focus shares to be issued to Seattle shareholders	223.47
Micro Focus' closing share price as of April 20, 2017	$31.97
Total equity consideration	7,144	(ii)
Add preliminary fair value of Seattle new indebtedness assumed by Micro Focus, net	2,502	(iii)
Total purchase consideration, including debt assumed	9,646
Allocation of purchase consideration:
Net working capital (excluding deferred revenue)	(46)
Property, plant and equipment	126
Other long-term assets	87
Other long-term liabilities	(216)
Identifiable intangible assets	6,535	(iv)
Deferred revenue	(830)	(v)
Deferred taxes, net	(820)	(vi)
Residual goodwill	4,810	(vii)
Less: Seattle's historical goodwill	(8,095)
Goodwill adjustment	$(3,285)

A hypothetical 10% change in the price of Micro Focus’ Shares, all other factors remaining constant, would result in a corresponding increase or decrease in the total Merger consideration of approximately $715 million.

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

ii.	The portion of the estimated purchase consideration attributable to Seattle equity awards which will be assumed by Micro Focus is considered immaterial and no adjustment has been made in the Pro Forma Financial Information.
iii.	Represents the estimated fair value of the Seattle Term Loan Facility (net of debt issuance costs) which Seattle expects to incur immediately prior to the Distribution. See the sections entitled “The Transactions- Transaction Steps” and “Debt Financing” for more information.
iv.	Except as discussed below, the carrying value of Seattle’s assets and liabilities are considered to approximate their fair values.

The preliminary fair value of Seattle’s intangible assets is estimated to be $6,535 million or a net increase of $6,124 million compared to a carrying value of $411 million at October 31, 2016. The primary intangible assets include customer relationships, existing technology, trade/product names and other intangible assets, for which the fair value estimates of identifiable intangible assets have been determined using the income approach, using publicly available benchmark data where relevant. Certain assumptions used by Micro Focus to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates.

The fair value and weighted-average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted-average estimated useful life	Amortization for the twelve months ended April 30, 2016	Amortization for the six months ended October 31, 2016
	(in millions)	(in years)	(in millions)	(in millions)
Customer relationships	$4,725	10	$473	$237
Core technology	1,593	10	159	80
Trade name and trade marks	217	20	11	6
Total acquired identifiable intangible assets	6,535
Less: Seattle's historical net book value of intangible assets	(411)
Adjustment to intangible assets, net	$6,124
Incremental amortization of acquired identifiable intangible assets (administrative)	484	243
Incremental amortization of acquired identifiable intangible assets (selling & distribution)	159	80
Incremental amortization of acquired identifiable intangible assets	643	323
Less: Seattle's historical amortization of intangible assets (research & development)	(133)	(50)
Less: Seattle's historical amortization of intangible assets (administrative)	(53)	(24)
Less: Seattle's historical amortization of intangible assets	(186)	(74)
Adjustment to total amortization	$457	$249
v.	Represents the estimated balance of deferred income after taking into account an adjustment to decrease Seattle’s recorded value of deferred income to its estimated remaining future service obligations based on the preliminary purchase price allocation. The final purchase price allocation will be based on a complete analysis subsequent to Closing and may result in a materially different allocation for deferred income than that presented in the Pro Forma Statement of Financial Position. Any recurring impact to the Pro Forma Statements of Comprehensive Income is expected to be immaterial and therefore an adjustment to the Pro Forma Statements of Comprehensive Income has not been made.
(In millions of U.S. dollars)	Change in Deferred Income
Preliminary step-up in fair value (short-term)	$(74)
Preliminary step-up in fair value (long-term)	(20)
Adjustment to deferred income	$(94)

vi.	Deferred tax asset and liability were adjusted as follows:
(In millions of US dollars)	Change in Deferred Taxes
Historical Seattle deferred tax asset as of October 31, 2016	$1,047
Transfer of deferred tax assets (see Note (d)(iv))	3
Total deferred tax asset	1,050
Historical Seattle deferred tax liability as of October 31, 2016	(4)
Preliminary adjustment to fair value of deferred tax liabilities	(1,866)
Total deferred tax liability	(1,870)
Total deferred tax, net	$(820)

The preliminary adjustment to fair value of deferred tax liabilities is calculated using an estimated tax rate of 30%.

vii.	The goodwill balance arising from the Merger is estimated to be $4,810 million, which results in a net adjustment to goodwill of ($3,285) million. The goodwill arising from the Merger has been calculated as the excess of the total purchase consideration (including debt assumed) of $9,646 million over the fair value of the net assets acquired.
(d)	Transfer of assets and liabilities

Upon or shortly prior to Closing, pursuant to the terms of the Separation and Distribution Agreement and the Merger Agreement, HPE will engage in the following transactions with Seattle:

(In millions of US dollars)	Historical Seattle as of October 31, 2016	Retention of certain corporate assets (i)	Transfer of certain corporate and shared personnel, net (ii)	Transfer of cash to meet agreement requirements (iii)	Transfer of deferred tax assets (iv)	Adjusted Seattle as of October 31, 2016
Property, plant and equipment	$138	(12)				$126
Deferred tax assets	1,047				3	1,050
Cash and cash equivalents	130			105		235
Trade and other payables	(608)		(14)			(622)
i.	Retain $12 million of certain corporate assets presented in the carve-out financial statements. This includes a portion of HPE’s global real estate portfolio and IT assets.
ii.	Transfer $14 million of liabilities related to corporate and shared personnel transferring to Seattle in connection with the Transactions.
iii.	Transfer $105 million of cash to Seattle to meet the minimum cash requirements set forth in the Separation and Distribution Agreement.
iv.	Transfer $3 million of net deferred tax assets associated with the above transfers of assets and liabilities.

(e)	Impact to stockholders’ equity

The estimated impact to total stockholders’ equity is summarized as follows:

	Financing	Acquisition
(in millions of US dollars)	Estimated transaction and financing costs (i)	Transfers of Assets & Liabilities (ii)	Eliminate Seattle's adjusted historical equity (iii)	Issuance of Micro Focus common stock (iv)	Return of Value Payment (v)	Total pro forma adjustments to equity
Share capital				$22		$22
Share premium account				7,122		7,122
Parent company investment		$82	$(8,608)			(8,526)
Merger reserve						—
Capital redemption reserve						—
Retained earnings/(deficit)	$(86)				$(500)	(586)
Foreign currency translation reserve/(deficit)			31			31
Total stockholders' equity	$(86)	$82	$(8,577)	$7,144	$(500)	$(1,937)
i.	Estimated total transaction costs of $86 million, yet to be incurred by Micro Focus and Seattle as of October 31, 2016. These amounts have not been tax effected as the tax deductibility of these items has not been determined.
ii.	Upon or shortly prior to Closing, pursuant to the terms of the Separation and Distribution Agreement and the Merger Agreement, HPE will engage in the transactions referenced in adjustment (d).
iii.	Historical equity accounts of Seattle, consisting of HPE’s Parent company investment and accumulated other comprehensive income, have been eliminated in recording the Merger.
iv.	Issuance of approximately 223.47 million Micro Focus ADSs, each representing one Micro Focus Share, in exchange for all Seattle Shares outstanding immediately prior to the Merger.
v.	The Micro Focus Return of Value of $500 million to the Micro Focus Shareholders prior to Closing.
(f)	Impact to cash

The estimated impact to cash is summarized as follows:

(in millions of US dollars)	Change in cash
Return of Value	$(500)	(i)
Estimated transaction costs	(86)	(ii)
Borrowings, net	3,352	(iii)
Seattle Payment to HPE	(2,500)	(iv)
Cash transfer	105	(v)
Adjustment to cash and cash equivalents	$371
i.	The Micro Focus Return of Value of $500 million to the Micro Focus Shareholders prior to Closing.
ii.	Estimated total transaction and financing costs of $86 million, yet to be incurred by Micro Focus and Seattle as of October 31, 2016.
iii.	Total incremental borrowings, net of debt issuance costs are $3,352 million.
iv.	The Seattle Payment of $2.5 billion to be paid by Seattle to HPE in connection with the Contribution, which will be funded by the Seattle Term Loan Facility.
v.	Transfer $105 million of cash to Seattle to meet the minimum cash requirements set forth in the Separation and Distribution Agreement.

(g)	Income tax impact

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Income Statements of Comprehensive Income are calculated using an estimated blended statutory rate of 33.00%, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the Enlarged Group following the Merger could be significantly different depending on post-Merger activities and geographical mix of profit before taxes.

Note 4. Pro forma earnings per share

Pro forma earnings per share (“EPS”) for the Pro Forma Statements of Comprehensive Income have been recalculated to show the impacts of the Merger on a constant diluted and basic outstanding share basis, assuming Micro Focus Shares issued in connection with the Merger have been outstanding at the beginning of the six months ended October 31, 2016. Total pro forma shares outstanding for basic EPS and diluted EPS is assumed to be 437 million and 446 million, respectively, for both the Interim Pro Forma Statement of Comprehensive Income and the 2016 Pro Forma Statement of Comprehensive Income.

	For the twelve months ended April 30, 2016			For the six months ended October 31, 2016
(in millions, except for per share data)	Historical Micro Focus	Pro forma combined group		Historical Micro Focus	Pro forma combined group
Net income	$163	$		$91	$
Weighted average number of ordinary shares	219		437	229		437
Basic EPS	$0.75	$		$0.40	$
Net income	$163	$		$91	$
Weighted average number of ordinary shares (diluted)	227		446	238		446
Diluted EPS	$0.72	$		$0.38	$

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND POLICIES

Comparative Historical and Pro Forma Per Share Data

The following table sets forth selected per share data for Micro Focus on a historical basis. It also includes unaudited pro forma combined per share data for Micro Focus, which combines the data of Micro Focus and Seattle on a pro forma basis giving effect to the Merger. This data does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Merger. This data also does not include any integration costs Micro Focus or Seattle may incur related to the Merger as part of combining their respective operations. This comparative historical and pro forma per share data is being provided for illustrative purposes only. Micro Focus and Seattle may have performed differently had the Merger and the other Transactions occurred prior to the periods or as of the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Micro Focus and Seattle been combined during the periods or as of the date presented or of the future results or financial condition of Micro Focus or Seattle to be achieved following the consummation of the Merger and the other Transactions.

This data has been prepared in accordance with IFRS and should be read in conjunction with Micro Focus’ and Seattle’s historical financial statements and accompanying notes included elsewhere in this information statement/prospectus as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” See “Index to Financial Statements.”

	As of and for the Year Ended April 30, 2016		As of and for the Six Months Ended October 31, 2016
Micro Focus Historical Per Share Data:
Net profit per basic ordinary share		$0.75		$0.40
Net profit per diluted ordinary share		0.72		0.38
Cash dividends per share		0.50		0.50
Book value per share		7.29		6.91
Micro Focus Unaudited Pro Forma Combined Per Share Data:
Net loss per basic and diluted ordinary share	$		$
Cash dividends per share		0.50		0.50
Book value per share(1)		N/A		18.63
(1)	Book value per share uses equity on a pro forma basis at October 31, 2016, divided by weighted average pro forma shares outstanding at October 31, 2016.

Historical Market Prices, Recent Closing Prices and Dividend Data

Micro Focus Shares are quoted on the LSE under the symbol “MCRO.” HPE Shares are listed for trading on the NYSE under the symbol “HPE.” Historical market price data for Seattle has not been presented as HPE Software is currently wholly owned and operated by HPE and there is no established trading market in Seattle Shares, all of which are owned directly by HPE. Following the Distribution, Seattle Shares will be automatically converted into the right to receive Micro Focus ADSs representing Micro Focus Shares in connection with the Merger.

On September 6, 2016, the last trading day before the date of the Merger Agreement, the closing price of Micro Focus Shares on the LSE was £1,961.00. On         , 2017, the last practicable trading day prior to the date of this information statement/prospectus, the closing price of Micro Focus Shares on the LSE was £         .

On September 6, 2016, the last trading day before the date of the Merger Agreement, the closing price of HPE Shares on the NYSE was $21.86. On         , 2017, the last practicable trading day prior to the date of this information statement/prospectus, the closing price of HPE Shares on the NYSE was $         .

On         , 2017, the last practicable trading day prior to the date of this information statement/prospectus, there were           Micro Focus Shares outstanding and           HPE Shares outstanding. As of such date, Micro Focus had           holders of record of Micro Focus Shares and HPE had           holders of record of HPE Shares.

The following tables set forth, for the periods indicated, the high and low sales prices per Micro Focus Share, as reported on the LSE, and HPE Share, as reported on the NYSE, as well as the dividends per share paid by Micro Focus and HPE to their respective shareholders for these periods. The quotations are as reported in published financial sources. The market prices of Micro Focus Shares and HPE Shares will fluctuate before the Merger is completed. You should obtain current market quotations from a newspaper, the Internet or your broker or banker.

	Micro Focus Share Price		Dividends
	High	Low
	(in pence)		(in £)
Fiscal year ended April 30, 2012	481.80	226.30	0.21
Fiscal year ended April 30, 2013	1,232.00	421.42	0.26
Fiscal year ended April 30, 2014	859.73	621.90	0.26
Fiscal year ended April 30, 2015
First quarter ended July 31, 2014	893.50	717.50	—
Second quarter ended October 31, 2014	1,093.00	808.00	0.12
Third quarter ended January 31, 2015	1,169.00	974.00	0.25
Fourth quarter ended April 30, 2015	1,262.00	1,017.00	—
Annual	1,262.00	717.50	0.37
Fiscal year ended April 30, 2016
First quarter ended July 31, 2015	1,442.00	1,250.00	—
Second quarter ended October 31, 2015	1,399.00	1,155.00	0.21
Third quarter ended January 31, 2016	1,622.00	1,233.00	0.11
Fourth quarter ended April 30, 2016	1,618.00	1,295.00	—
Annual	1,622.00	1,155.00	0.32
Fiscal year ended April 30, 2017
Quarterly and Monthly Prices:
First quarter ended July 31, 2016	1,985.00	1,408.00	—
Second quarter ended October 31, 2016	2,400.00	1,876.00	0.37
Third quarter ended January 31, 2017	2,266.00	1,944.00	0.28
November 2016	2,155.00	1,944.00	—
December 2016	2,266.00	2,015.00	—
January 2017	2,188.00	2,082.00	0.28
February 2017	2,285.00	2,103.00	—
March 2017	2,281.00	2,133.00	—
April 2017 (through April 25, 2017)	2,555.00	2,293.00	—
	HPE Share Price		Dividends
	High	Low	Declared	Paid
Fiscal year ended October 31, 2016:(1)
First quarter ended January 31, 2016	$15.88	$11.63	$0.110	$0.055
Second quarter ended April 30, 2016	18.55	12.02	0.055	0.055
Third quarter ended July 31, 2016	21.90	15.38	0.055	0.055
Fourth quarter ended October 31, 2016	23.53	20.63	—	—
Fiscal year ending October 31, 2017:
First quarter ended January 31, 2017	$24.79	$21.52	$0.13	$0.12
Second quarter ended April 30, 2017 (through April 25, 2017)(2)	18.59	17.31	—	—
(1)	Prior to November 1, 2015, which was the first day of HPE’s 2016 fiscal year, the HPE business was owned and operated as part of Hewlett-Packard Company, and no HPE Shares were publicly traded.
(2)	On April 1, 2017, HPE completed the previously announced spinoff and merger of its enterprise services business with CSC.

THE TRANSACTIONS

Transactions Steps

Below is a step-by-step summary description of the sequence of material events relating to the Transactions, which should be read in conjunction with the sections entitled “The Merger Agreement” and “The Separation and Distribution Agreement.”

Step 1 Separation of HPE Software

Pursuant to the Contribution and prior to the Distribution and the Merger, HPE will transfer HPE Software to Seattle pursuant to the terms and conditions set forth in the Separation and Distribution Agreement.

Step 2 Issuance of Seattle Shares to HPE, Incurrence of Seattle Debt and the Seattle Cash Payment

In connection with the transfer of HPE Software to Seattle in the Contribution in Step 1, Seattle will issue to HPE additional Seattle Shares and make the Seattle Payment to HPE. Seattle will incur new indebtedness in an aggregate principal amount of $2.6 billion and will use $2.5 billion of the proceeds of this loan to pay to HPE the Seattle Payment in connection with the transfer of HPE Software to Seattle. Seattle will use the balance to pay certain fees and expenses related to such indebtedness and for general corporate purposes.

Step 3 Incurrence of Micro Focus Debt

Prior to Closing, the Micro Focus Borrower will incur new indebtedness in the form of (i) the $2.4 billion Micro Focus Term Loan Facilities, including $1,515.2 million of Facility B-2 repriced, amended and extended pursuant to an amendment to the Existing Facilities Agreement and $884.8 million of term loans incurred by the Micro Focus Escrow Borrower pursuant to an escrow credit agreement which term loans will automatically be deemed issued under the Micro Focus Term Loan Facilities upon the merger of the Micro Focus Escrow Borrower with and into the Micro Focus Borrower prior to the Merger and (ii) the $500 million Revolving Credit Facility. The proceeds received by the Micro Focus Borrower will be used to fund (i) the Micro Focus Return of Value of up to $500 million to the Micro Focus Shareholders, (ii) the partial repayment of the indebtedness pursuant to the Existing Facilities Agreement, dated as of November 20, 2014, by and among Micro Focus, Micro Focus Group Limited, the Borrower, the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent, collateral agent and swingline lender, (iii) fees and expenses incurred in connection with the Transactions and (iv) working capital and general corporate purposes of Micro Focus and its subsidiaries.

Step 4 Distribution

HPE will distribute all of the outstanding Seattle Shares on a pro rata basis to HPE Stockholders as of the close of business on the Distribution Record Date pursuant to the terms and conditions set forth in the Separation and Distribution Agreement.

Step 5 Merger

After the Distribution, Merger Sub will merge with and into Seattle, whereby the separate corporate existence of Merger Sub will cease and Seattle will continue as the surviving corporation and as an indirect wholly owned subsidiary of Micro Focus. In the Merger, each Seattle Share will be automatically converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement, each representing one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE, as described in the section entitled “The Merger Agreement—Merger Consideration.” The Micro Focus Shares underlying the Micro Focus ADSs issued in connection with the Merger (sometimes referred to herein as the “Consideration Shares”) will be issued directly to the Depositary. Immediately following Closing, pre-Merger HPE Stockholders will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares, and the balance of the then-outstanding Micro Focus Shares will be held by pre-Merger Micro Focus Shareholders.

After completion of all of the steps described above, Micro Focus will own and operate HPE Software through Seattle, which will be a direct wholly owned subsidiary of Holdings, and an indirect wholly owned subsidiary of Micro Focus. Micro Focus will also continue to own and operate its current businesses. Seattle will continue as the obligor under the new indebtedness to be incurred by Seattle in connection with the Transactions which, after Closing, is expected to be guaranteed by Micro Focus. We have applied to list Micro Focus ADSs on the NYSE under the symbol “MF,” and Micro Focus Shares will remain listed on the LSE after Closing under the symbol “MCRO.”

Background of the Separation, the Distribution and the Merger

In 2014, Hewlett-Packard Company announced plans to separate into two new publicly traded companies, HPE and HP Inc. The separation was completed on November 1, 2015.

Following completion of the separation of HPE from Hewlett-Packard Company (now HP Inc.) on November 1, 2015, the HPE Board periodically, and in the ordinary course, evaluates and considers a variety of financial and strategic opportunities to enhance stockholder value as part of HPE’s long-term business plans. As part of this process, at a meeting of the HPE Board on January 27, 2016, the HPE Board reviewed and discussed the strategic direction, performance and prospects of HPE, including potential strategic alternatives and strategic opportunities. Among other strategic alternatives, the HPE Board and HPE’s management discussed a potential separation and/or potential merger of certain non-core software assets (i.e., HPE Software) with a third party. The HPE Board and HPE’s management also reviewed the potential divestiture of HPE’s Enterprise Services business, including through a spin-off, a merger transaction, and a spin-off combined with a merger. In connection with this review, the HPE Board instructed management to explore potential strategic transactions involving the Enterprise Services business. This exploration ultimately led to HPE’s entry into a definitive agreement with Computer Sciences Corporation (“CSC”) on May 24, 2016 to combine HPE’s Enterprise Services business with CSC’s business (the “Everett Transaction”). The background of the Everett Transaction is described in more detail in the proxy statement/prospectus-information statement filed by Everett SpinCo, Inc. with the SEC on February 27, 2017 (File No. 333-214393). Everett SpinCo, Inc. was formed by HPE to hold its Enterprise Services business in connection with the Everett Transaction and has since been renamed DXC Technology Company in connection with the completion of the Everett Transaction on April 1, 2017.

Micro Focus’ management and the Micro Focus Board also regularly consider potential strategic transactions, including potential acquisitions of and mergers with other software businesses.

In March 2016, the HPE Board, as part of its ongoing, comprehensive review of value creation opportunities across HPE’s businesses, determined that it was in the best interests of HPE and HPE Stockholders to prioritize the Everett Transaction in order to ensure its successful execution.

In April 2016, Micro Focus management discussed a transaction involving HPE Software as a potential transaction Micro Focus may pursue to enhance shareholder value. On April 17, 2016 Micro Focus and HPE executed a mutual non-disclosure agreement pursuant to which each party agreed to keep confidential certain information provided by the other party as part of their consideration of a potential strategic transaction.

During the spring and early summer of 2016, HPE separately received expressions of interest from Micro Focus and four financial sponsors (including Financial Sponsor A, Financial Sponsor B and Financial Sponsor C, which are discussed further below) regarding a potential transaction involving HPE Software. During this period, HPE entered into nondisclosure agreements with the four interested financial sponsors. HPE’s management held initial meetings with Micro Focus on April 21, 2016 and with three of the four financial sponsors on April 25, 2016, April 27, 2016 and May 5, 2016, respectively. Following these meetings, in mid-May 2016, each of these parties was informed that HPE would not be in a position to engage in discussions regarding a transaction involving HPE Software earlier than mid to late summer 2016.

On May 23, 2016, the Micro Focus Board held a meeting attended by Micro Focus management, during which the potential transaction involving HPE Software was discussed, including a proposed non-binding offer to HPE and a potential timetable for the transaction. In evaluating the transaction, the Micro Focus Board considered whether such transaction would be aligned with Micro Focus’ strategy and consistent with the scale and profile of acquisitions that it has discussed regularly with Micro Focus Shareholders. At the meeting, the Micro Focus Board approved sending a non-binding offer letter to HPE.

Following the public announcement of the Everett Transaction in late May 2016, investors in HPE and CSC reacted favorably, which HPE believes represented positive investor reaction to the proposed synergies and enhanced value of the combined company to be created by the transaction for both HPE Stockholders and CSC stockholders. Customer and employee reaction to the proposed Everett Transaction was also generally positive. In this context, during the summer of 2016, the HPE Board continued to consider possible strategic opportunities involving HPE Software.

On June 17, 2016, Micro Focus submitted a preliminary indication of interest proposing a spin-merge transaction that valued HPE Software at approximately $7.4 billion, consisting of a majority ownership interest in the combined company for HPE Stockholders valued at approximately $5.4 billion, plus a $2.0 billion pre-closing cash payment to be paid to HPE Stockholders, which would be funded by the incurrence of new indebtedness by HPE Software.

During mid-to-late June 2016, three financial sponsors (“Financial Sponsor A,” “Financial Sponsor B” and “Financial Sponsor C”) each submitted a preliminary, non-binding indication of interest proposing a cash acquisition of HPE Software. These preliminary indications of interest valued HPE Software at or in the range of $7.5 billion to $8.5 billion, and each such proposal contemplated the retention of a minority equity interest in HPE Software by HPE (although Financial Sponsor B later indicated that its proposal was not contingent on HPE’s retention of such a minority interest). The fourth financial sponsor that had initially expressed interest regarding a potential transaction involving HPE Software and entered into a nondisclosure agreement with HPE informed HPE that it no longer intended to pursue a potential transaction upon learning the process would be competitive. Each of the transactions proposed by Financial Sponsor A, Financial Sponsor B and Financial Sponsor C would be a taxable transaction to HPE for U.S. federal income tax purposes, which would substantially lower the net proceeds of such a transaction to HPE and the HPE Stockholders, and would not permit HPE Stockholders to participate in the potential growth of HPE Software to the same extent as the proposed spin-merge transaction with Micro Focus.

On June 22, 2016, at a regularly scheduled meeting, the HPE Board, as part of its review of the ongoing exploration of a potential transaction involving HPE Software, authorized HPE’s management and HPE’s financial and legal advisors to engage in discussions with a group of potential transaction counterparties comprised of software companies and financial sponsors, including Micro Focus, Financial Sponsor A, Financial Sponsor B and Financial Sponsor C. In addition to compelling economic value to HPE and the HPE Stockholders (including the ability of HPE Stockholders to continue to own a portion of and benefit from the potential growth of HPE Software), the HPE Board directed management that a potential transaction should be capable of a prompt announcement and entail a very high probability of closing.

During late June and July 2016, pursuant to the direction of the HPE Board, members of HPE’s management contacted each of Micro Focus, two other software companies (“Company A” and “Company B”), Financial Sponsor A, Financial Sponsor B, Financial Sponsor C and a fourth financial sponsor (“Financial Sponsor D”) to gauge their respective levels of interest in, and ability to offer compelling value pursuant to, a potential strategic transaction involving HPE Software. During this time, HPE entered into additional nondisclosure agreements with Company A, Company B and Financial Sponsor D and provided access to a virtual data room containing certain confidential information regarding HPE Software to Micro Focus, Company A, Company B, Financial Sponsor A, Financial Sponsor B and Financial Sponsor C.

During late June and July 2016, members of HPE’s management held separate in-person management presentations and due diligence sessions regarding HPE Software with representatives of Micro Focus, Financial Sponsor A, Financial Sponsor B and Financial Sponsor C. Financial Sponsor D indicated that after initial review of certain due diligence information, it was likely to propose a cash acquisition of HPE Software at a valuation range of $7.0 to $8.0 billion. However, on July 21, 2016, Financial Sponsor D indicated to Goldman Sachs that it no longer intended to pursue a potential transaction given valuation and timing expectations.

During mid-July 2016, representatives of HPE, Goldman Sachs & Co., HPE’s financial advisor (“Goldman Sachs”), and Wachtell, Lipton, Rosen & Katz, HPE’s U.S. legal counsel (“Wachtell Lipton”), and representatives of Micro Focus, J.P. Morgan Cazenove, Micro Focus’ financial advisor, and Kirkland & Ellis LLP, Micro Focus’ U.S. legal counsel (“K&E”), negotiated the terms of a preliminary indicative term sheet with respect to a potential spin-merge transaction, pursuant to which (i) HPE would transfer HPE Software to a wholly owned subsidiary, (ii) HPE would spin off or split off that subsidiary to HPE Stockholders and (iii) immediately thereafter that subsidiary would merge with a subsidiary of Micro Focus, with HPE Stockholders receiving equity interests representing at least 50.1% of the combined company’s outstanding and fully diluted capital stock. In addition, prior to the separation of HPE Software from HPE, the parties agreed that HPE Software would make a cash payment of $2.5 billion to HPE, to be funded by newly incurred indebtedness of HPE Software. The indicative term sheet also contemplated that Micro Focus would be permitted to complete a pre-closing return of value to the Micro Focus Shareholders so long as net debt as a proportion of Facility EBITDA (as defined in Micro Focus’ annual report for its fiscal year 2016) would not exceed 3.3x prior to the closing of the merger with HPE Software. On July 22, 2016, Micro Focus submitted a revised preliminary, non-binding indication of interest regarding the proposed spin-merge transaction that increased the indicative value of its offer to combine its business with HPE Software to $8.3 billion, consisting of a majority ownership interest in the combined company for HPE Stockholders valued at $5.8 billion, plus a $2.5 billion pre-closing cash payment to be paid to HPE.

On July 27, 2016, the HPE Board reviewed with management and representatives of Goldman Sachs the status of discussions with the potential counterparties to a transaction involving HPE Software. Based on this review, and in light of the compelling terms included in Micro Focus’ latest indication of interest, the synergies that would likely result from a combination of HPE Software with Micro Focus and the strength of the combined management team, in addition to the substantial progress that Micro Focus had made in its evaluation of HPE Software and the speed with which Micro Focus would be capable of negotiating definitive agreements and announcing a transaction, the HPE Board directed management and HPE’s financial and legal advisors to prioritize discussions with Micro Focus while continuing to engage in discussions with other interested counterparties.

On July 29, 2016, HPE’s management met with representatives of Company A, but following subsequent discussions regarding valuation and timing expectations, Company A informed HPE that it would not continue to pursue a potential transaction.

On August 1, 2016, Micro Focus submitted a final version of their final non-binding indication of interest which had been negotiated with HPE’s management.

On August 9, 2016, HPE’s management met with representatives of Company B. Thereafter, on August 24, 2016, Company B submitted a preliminary, non-binding indication of interest regarding a spin-merge transaction that was less favorable to HPE and the HPE Stockholders than the proposal submitted by Micro Focus. HPE’s management informed Company B that continued discussions were unlikely to be productive at this time.

In late July and August 2016, HPE engaged in discussions with additional financial sponsors regarding a potential transaction involving HPE Software. Following these and subsequent discussions, these additional financial sponsors elected not to participate further in discussions regarding a potential transaction given timing expectations.

On August 11, 2017, following the completion of additional due diligence, Financial Sponsor B and Financial Sponsor C both indicated that they no longer intended to pursue a potential transaction.

On August 18, 2016, Financial Sponsor A submitted an updated non-binding indication of interest that was less favorable to HPE and the HPE Stockholders than the proposal offered by Micro Focus.

On August 19, 2016, the Micro Focus Board held a meeting attended by Micro Focus management, during which Mr. Loosemore reported to the Micro Focus Board the status of due diligence and discussions with HPE.

On August 22, 2016 Kevin Loosemore, Mike Phillips, Karen Slatford and Steve Schuckenbrock attended a meeting at the offices of Wachtell Lipton in New York and presented to a number of members of the HPE Board. The presentation explained Micro Focus’ business and financial strategy and the background to and Micro Focus’ rationale for the Transactions.

During August and early September 2016, HPE, Micro Focus and their respective legal advisors engaged in ongoing negotiations of various definitive transaction documents, including a merger agreement, separation agreement and various ancillary agreements. During this period, the parties exchanged various drafts of the relevant transaction documents and conducted telephone conferences to negotiate the terms of the various agreements, including, among other things (1) deal protection terms, such as the maximum termination fee that could become payable by Micro Focus under English law and the circumstances under which the termination fee would be payable, (2) the composition of the combined company’s board of directors following the completion of the transaction, (3) the conditions that must be satisfied prior to the completion of the transaction and (4) ongoing commercial arrangements between the parties following closing. These terms were ultimately determined after extensive negotiations based on commercial considerations between the parties. During this period, on August 28, 2016, representatives of HPE, Goldman Sachs, Wachtell Lipton, Micro Focus and K&E also met at the offices of HPE in Palo Alto, California to discuss and finalize the terms of the proposed transaction and the anticipated timeframe for its announcement.

During the same period, the parties and their respective advisors engaged in mutual due diligence of Micro Focus’ business and HPE Software, as applicable. Micro Focus and HPE and their respective legal advisors also negotiated the terms of various financing arrangements for the transaction with various financial institutions during this period.

On September 2, 2016, the Audit Committee of the Micro Focus Board held a meeting attended by Micro Focus’ management to review the status of due diligence and negotiations regarding the potential transaction. Micro Focus’ financial, legal, tax and operational advisors also attended the meeting. During the meeting, Micro Focus’ advisors reviewed with the Micro Focus Board the transaction structure, the due diligence status on legal, tax, financial and operational matters, and key terms of the draft transaction agreements, including the merger agreement, the separation and distribution agreement and ancillary agreements. The Audit Committee also reviewed the risks associated with the transaction. At the meeting, the Audit Committee concluded that the proposed transaction was in the best interest of Micro Focus and had the support of the Audit Committee.

On September 5, 2016, the Micro Focus Board held a meeting attended by Micro Focus’ management to discuss the status of draft transaction agreements and planned public announcements relating to the proposed transaction. During the meeting, the Micro Focus Board reviewed and discussed with Micro Focus’ management the results of ongoing due diligence and the latest terms of the transaction documents. The Micro Focus Board also received updates on the contemplated financing and reviewed the required regulatory approvals, public announcements and directors’ verification notes relating to the transaction. Following discussion, the Micro Focus Board instructed members of senior management to proceed to finalize the definitive transaction documents with HPE based on the terms discussed with the Micro Focus Board. At the meeting, the Micro Focus Board also formed a special committee (the “Micro Focus Committee”) consisting of Messrs. Kevin Loosemore, Mike Phillips and Richard Atkins to oversee all the matters relating to the transaction and related financing matters, including the approval of the final transaction documents.

On September 6, 2016, the Micro Focus Committee held a meeting, attended by certain other Micro Focus directors, Travers Smith LLP and K&E, at which the Micro Focus Committee received updates on the transaction documents and related financing and reviewed public announcements for the transaction. At the conclusion of the meeting, the Micro Focus Committee unanimously approved the execution by Micro Focus of definitive transaction documents.

Also on September 6, 2016, the HPE Board held a meeting, at which it reviewed the status of negotiations with Micro Focus and the terms of the proposed transaction with, and received a detailed summary of the results of HPE’s due diligence of Micro Focus from, HPE’s management and advisors. Following discussion, HPE’s management recommended that the HPE Board approve the proposed transaction with Micro Focus. Following discussion among the directors, the HPE Board unanimously determined that the Separation, the Distribution and the Merger are advisable and in the best interests of HPE and the HPE Stockholders, and approved, adopted and authorized HPE’s management to enter into the Merger Agreement, the Separation and Distribution Agreement and the other agreements contemplated thereby. The transaction was thereafter announced on September 7, 2016.

Micro Focus’ Reasons for Engaging in the Transactions

The Micro Focus Board believes that segments of the infrastructure software market are consolidating and that successful companies in such markets will be those with outstanding operational efficiency and scale. The Transactions present a rare opportunity to achieve a significant increase in Micro Focus’ scale and breadth, with the potential to deliver enhanced Total Shareholder Returns consistent with Micro Focus’ stated objectives.

The Micro Focus Board has set out a clear objective of delivering consistent Total Shareholder Returns in excess of Micro Focus’ risk adjusted cost of capital, with an objective of achieving Total Shareholder Returns of 15% to 20% per annum over the long term. This objective has been exceeded over the period since Micro Focus listed on the LSE on May 12, 2005. Over the previous five financial years ended April 30, 2016, Micro Focus achieved an average Total Shareholder Return of 34.75% per annum, through a combination of increasing earnings per share, improving the consistency of Micro Focus’ financial performance, returning cash to shareholders, and selectively reinvesting cash flow from operations into acquisitions and into improving the quality of the Micro Focus Group’s portfolio of products, solutions and “Go to Market” propositions.

The Micro Focus Board believes the Transactions will enhance Adjusted Earnings Per Share by the end of the first newly aligned accounting year ended October 31, 2018, with scope for further benefits as operational improvements are realized across the Enlarged Group.

The Micro Focus Board believes that the businesses of Micro Focus and HPE Software, which operate in largely adjacent and complementary product areas, share a number of important attributes:

•	both Micro Focus and HPE Software are well established enterprise software vendors operating at a global scale with a presence in all significant international markets;
•	both Micro Focus and HPE Software hold a portfolio of software solutions organized into different product groups which address specific aspects of the infrastructure software requirements of a substantial installed base of large enterprise customers; and
•	both Micro Focus’ and HPE Software’s respective primary revenue generating product portfolios are predominantly mature solution sets which are embedded within the IT infrastructures of large corporate customers.

Micro Focus’ executive team has, over the previous five financial years ended April 30, 2016 and the six months ended October 31, 2016, proven adept at managing Micro Focus’ product portfolio to slow declining revenues and improving operating margins through a combination of customer centered innovation, invigorated product management, improved sales effectiveness and an alignment of employee and management incentives to shareholder returns and cash generation.

The Micro Focus Board believes the Transactions represent a substantial opportunity to:

•	create significantly greater scale and breadth of product portfolio covering largely adjacent areas of the software infrastructure market, thereby creating one of the world’s largest pure-play infrastructure software companies;
•	add a substantial recurring revenue base to Micro Focus’ existing product portfolio, together with access to important new growth drivers and new revenue models; and
•	accelerate operational effectiveness over the medium term, through the alignment of best practices between Micro Focus and HPE Software in areas such as product development, support, product management, account management, and sales force productivity, as well as achieving operational efficiencies where appropriate.

Given the scale of the Enlarged Group, the Micro Focus Board believes that significant cost benefits will arise from reducing duplicated central costs, combining corporate support functions (where appropriate) and increasing efficiency across all functions.

HPE’s Reasons for the Separation, the Distribution and the Merger

As further discussed under “—Background of the Separation, the Distribution and the Merger,” the HPE Board and HPE’s management periodically conduct reviews of HPE’s portfolio of assets to evaluate HPE’s current structure and composition, to determine whether changes might be advisable, and to look for attractive ways to add value for HPE Stockholders. As part of such a review, the HPE Board and HPE’s management determined that separating HPE Software was in the best interests of HPE and HPE Stockholders. The HPE Board thus began the process that resulted in the execution of the Transaction Documents. The HPE Board believes that the Transactions will accomplish a number of important business objectives for HPE, as well as provide enhanced opportunities for the combined business of Micro Focus and HPE Software. These important business objectives include, among other things, the following:

•	the Transactions are expected to enable HPE to sharpen its focus and expand its leadership in building the vital end-to-end infrastructure solutions necessary for providing cloud and mobility services;

•	the Transactions are expected to increase HPE’s management focus on secure, next-generation, software-defined infrastructure that leverages a portfolio of servers, storage, networking, converged infrastructure and software assets to help customers run their traditional IT better, while building a bridge to multi-cloud environments;
•	the Transactions are expected to unlock faster growth, higher margins and more free cash flow at HPE; and
•	the Transactions are expected to result in, among other things, improved operating efficiencies to enable HPE Software, combined with Micro Focus, to accelerate financial and operational performance.

In reaching its decision to approve the Transactions, the HPE Board consulted with HPE’s management and HPE’s financial and legal advisors to consider the likely impact on HPE Stockholders, as well as a wide variety of additional factors in favor of the Transactions, including, among others, the following:

•	the potential value to HPE Stockholders of the Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares that they will own immediately following the Merger, including value resulting from: (1) the potential cost reductions attributable to efficiencies and synergies to be realized by combining HPE Software with Micro Focus and (2) the benefits of separating HPE Software from HPE’s other businesses;
•	the extensive process undertaken by HPE to evaluate the strategic alternatives available to HPE with respect to HPE Software and the potential risks and benefits of such alternatives, including retaining HPE Software, effecting a standalone spin-off of HPE Software or engaging in a sale of HPE Software for cash to a financial sponsor or other third party (which would be a taxable transaction to HPE for U.S. federal income tax purposes);
•	the receipt by HPE of the HPE Tax Opinion, substantially to the effect that, among other things, for U.S. federal income tax purposes, the Distribution, taken together with the Contribution, should qualify as a “reorganization” under Sections 368(a)(1)(D), 361 and 355 of the Code, upon which no income, gain or loss should be recognized by HPE or Seattle (except for certain items required to be recognized under Treasury Regulations regarding consolidated federal income tax returns), and the risk that the Distribution will not qualify for the intended tax treatment (of which there is no guarantee); and
•	the other terms and conditions of the Merger Agreement, the Separation and Distribution Agreement and the other Transaction Documents, which are summarized elsewhere in this information statement/prospectus.

The HPE Board also considered certain countervailing factors during its deliberations that did not favor the Separation, the Distribution and the Merger, including, among others, the possibility that the anticipated benefits of the Separation and the Merger would fail to materialize.

The above discussion is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the HPE Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the HPE Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the HPE Board may have given different weights to different factors.

Trading Markets

HPE Shares

Following the Distribution, HPE Stockholders will continue to hold their HPE Shares, with the same rights as apply prior to the Distribution, except that HPE Shares following the Distribution will represent an interest in HPE that no longer reflects the ownership and operation of HPE Software. HPE Shares will continue to be publicly traded on the NYSE under the symbol “HPE” following the Distribution and the Merger. HPE Stockholders that hold HPE Shares as of the close of business on the Distribution Record Date (and who do not sell their entitlement thereto) will receive Seattle Shares in the Distribution, which will then be automatically converted into the right to receive Micro Focus ADSs representing Micro Focus Shares in the Merger.

It is currently expected that beginning two business days before the Distribution Record Date, and continuing through the Closing Date (or the previous business day, if Closing occurs before the opening of trading on the NYSE on the Closing Date), there will be two markets in HPE Shares on the NYSE: a “regular way” market and an “ex-distribution” market.

If an HPE Stockholder sells HPE Shares in the “regular way” market under the ticker symbol “HPE” during this time period, that HPE Stockholder will be selling both his HPE Shares and the right (represented by a “due-bill”) to receive Seattle Shares that will be converted into the right to receive Micro Focus ADSs, and cash in lieu of fractional shares (if any), at Closing. HPE Stockholders should consult their brokers before selling their HPE Shares in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by HPE, Seattle or Micro Focus.

If an HPE Stockholder sells HPE Shares in the “ex-distribution” market during this time period, that HPE Stockholder will be selling only his HPE Shares, and will retain the right to receive Seattle Shares that will be converted into the right to receive Micro Focus ADSs, and cash in lieu of fractional shares (if any), at Closing. It is currently expected that “ex-distribution” trades of HPE Shares will settle within three business days after the Closing Date and that if the Merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the Closing Date (or from and after the Closing Date, if Closing occurs before the opening of trading on the NYSE on the Closing Date), HPE Shares will no longer trade in this “ex-distribution” market, and HPE Shares that are sold in the “regular way” market will no longer reflect the right to receive Seattle Shares that will be converted into the right to receive Micro Focus ADSs, and cash in lieu of fractional shares (if any), at Closing.

Seattle Shares

No trading market currently exists or will ever exist for Seattle Shares. All Seattle Shares are currently owned directly by HPE. All outstanding Seattle Shares will be distributed to HPE Stockholders in the Distribution. Immediately following the Distribution, Seattle Shares will be automatically converted into the right to receive Micro Focus ADSs in the Merger.

Micro Focus ADSs

We have applied to list the Micro Focus ADSs on the NYSE under the symbol “MF.” Trading of the Micro Focus ADSs is expected to begin on         , 2017, the first trading day following Closing.

In addition, it is currently expected that beginning two business days before the Distribution Record Date, and continuing through the Closing Date (or the previous business day, if Closing occurs before the opening of trading in HPE Shares on the NYSE on the Closing Date), there will be a “when issued” market in Micro Focus ADSs on the NYSE.

The “when issued” market will be a market for the Micro Focus ADSs that will be issued to HPE Stockholders in respect of Seattle Shares at Closing. If an HPE Stockholder sells Micro Focus ADSs in the “when issued” market during this time period, that HPE Stockholder will be required to deliver the number of Micro Focus ADSs so sold in settlement of the sale after Micro Focus ADSs are issued upon Closing. It is currently expected that “when issued” trades of Micro Focus ADSs will settle within three business days after the Closing Date and that if the Merger is not completed, all trades in this “when issued” market will be cancelled. After the Closing Date (or from and after the Closing Date, if Closing occurs before the opening of trading on the NYSE on the Closing Date), Micro Focus ADSs will no longer trade in this “when issued” market.

Micro Focus Shares

Micro Focus Shares began trading on the LSE under the symbol “MCRO” in 2005. In connection with the Merger, new Micro Focus Shares and the Consideration Shares will be admitted to the premium listing segment of the Official List and are expected to start trading on the LSE’s main market on         , 2017.

Ownership and Management of Micro Focus Following the Transactions

Immediately following Closing, pre-Merger HPE Stockholders will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares and the balance of the then-outstanding Micro Focus Shares will be held by pre-Merger Micro Focus Shareholders.

For information regarding the Micro Focus Board and management following the Transactions, see the section entitled “Board of Directors and Management of Micro Focus After the Merger.”

Regulatory Approvals

To complete the Merger, Micro Focus and HPE must make and deliver certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration of waiting periods from certain antitrust and other regulatory authorities. The parties to the Merger Agreement have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of clearance from CFIUS and approvals under other applicable competition laws. Micro Focus and HPE are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to Closing other than those described below. There can be no assurance, however, if and when any of the approvals required to be obtained prior to Closing will be obtained or as to the conditions or limitations that such approvals may contain or impose.

The HSR Act

The Merger is conditioned on, among other things, the termination or expiration of the waiting period under the HSR Act. Micro Focus and HPE filed Notification and Report forms with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) on October 27, 2016 and the waiting period under the HSR Act was terminated on November 28, 2016.

The FTC, the DOJ, state attorneys general, and others may challenge the Merger on antitrust grounds after termination of the applicable waiting period. Accordingly, at any time before or after Closing, the FTC, the DOJ, or others could take action under the antitrust laws, including without limitation seeking to enjoin Closing or permitting Closing subject to regulatory concessions or conditions. Neither Micro Focus nor HPE believes that the Merger violates federal or state antitrust laws, but there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

European Union

Under Council Regulation (EC) No 139/2004 of January 20, 2004, on the control of concentrations between undertakings, the Merger cannot be completed until, among other things, notifications have been given and certain information has been provided to the European Commission, and the European Commission has granted clearance. The parties to the Merger Agreement submitted a Form CO to the European Commission on February 6, 2017 and the European Commission granted clearance on March 8, 2017.

Turkey

The Merger is subject to antitrust review by the Turkish Competition Authority pursuant to the Law on Protection of Competition No. 4054 dated December 13, 1994. The Merger cannot be completed until certain filings have been made and the Turkish Competition Authority has granted clearance. The parties to the Merger Agreement filed a notification with the Turkish Competition Authority on February 15, 2017 and the Turkish Competition Authority granted clearance on March 13, 2017.

Russia

The Merger is subject to antitrust review by the Federal Antimonopoly Service of the Russian Federation (“FAS”) pursuant to the Russian Federal Law No. 135-FZ dated July 26, 2006 “On Protection of Competition” (as further amended). The Merger cannot be completed until filings are made and certain information is provided to the FAS and the FAS has granted clearance. The parties to the Merger Agreement filed a notification with the FAS on February 14, 2017 and the FAS granted clearance on March 16, 2017.

South Africa

The Merger is subject to antitrust review by the Competition Commission and Competition Tribunal pursuant to the Competition Act 89 of 1998, as amended and the regulations promulgated pursuant to that Act. Under that Act, the Merger cannot be completed until notifications have been given and the Competition Commission has granted clearance. The parties to the Merger Agreement filed a notification with the Competition Commission on February 10, 2017 and the Competition Commission granted clearance on April 11, 2017.

Brazil

The Merger is subject to antitrust review by the Administrative Council of Economic Defence (“CADE”) pursuant to Law No. 12,529 of 2011 and CADE resolutions thereunder. The Merger cannot be completed until the parties notify and provide certain information to CADE and CADE approves the Merger. The parties to the Merger Agreement filed a notification with CADE on February 7, 2017 and CADE granted clearance on April 3, 2017.

CFIUS

Section 721 of the Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 and subsequent amendments (the “DPA”), as well as related Executive Orders and regulations, authorize the President of the United States or CFIUS to review transactions which could result in control of a U.S. business by a foreign person. Under the DPA and Executive Order 13456, the Secretary of the Treasury acts through CFIUS to coordinate review of certain covered transactions that are voluntarily submitted to CFIUS or that are unilaterally reviewed by CFIUS. In general, CFIUS review of a covered transaction occurs in an initial 30 day review period that may be extended by CFIUS for an additional 45 day investigation period, which may be further extended in the discretion of CFIUS by asking the parties to withdraw and refile the relevant transaction notice to allow CFIUS additional time to review. At the close of its review or investigation, CFIUS may (i) decline to take any action relative to the covered transaction; (ii) impose mitigation terms to resolve any national security concerns with the covered transaction; or (iii) send a report to the President recommending that the transaction be suspended or prohibited, or providing notice to the President that CFIUS cannot agree on a recommendation relative to the covered transaction. The President has 15 days under the DPA to act on the CFIUS report.

If CFIUS determines that a transaction presents national security concerns, it can impose measures to mitigate such concerns or recommend that the President of the United States block or unwind a transaction. Parties to transactions subject to CFIUS’ jurisdiction may voluntarily notify CFIUS of their proposed transactions in order to obtain CFIUS approval. CFIUS may also initiate a review of any transaction within its jurisdiction. On January 18, 2017, the parties to the Merger Agreement submitted a draft joint voluntary notice with CFIUS. On February 10, 2017, the parties submitted the final joint voluntary notice with CFIUS. On March 15, 2017, CFIUS provided notice to the parties that the transaction was proceeding to a second-stage, 45-day investigation, which is expected to be completed on or around May 1.

Closing is thus conditioned on one of (a) CFIUS having determined, after the 45-day investigation, to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties to the Merger Agreement having received written notice from CFIUS that either the Transactions do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA has concluded with respect to the Transactions; or (b) CFIUS having sent a report to the President of the United States requesting the President’s decision and either (i) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transactions expires without any such action being threatened, announced or taken or (ii) the President announces a decision not to take any action to suspend, prohibit or place any limitations on the Transactions.

Accounting Treatment

IFRS 3 Business Combinations requires the use of acquisition accounting for business combinations. In applying acquisition accounting, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Micro Focus in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests in the combined entity after the combination. In accordance with the exchange ratio agreed to in the Merger Agreement, the HPE Stockholders as of the close of business on the Distribution Record Date will hold Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares outstanding immediately following Closing.
•	The composition of the governing body of the combined entity. At Closing, it is expected that the Micro Focus Board will consist of, at a minimum, the current Micro Focus Executive Chairman and Chief

Financial Officer, Chris Hsu as Chief Executive Officer, Nils Brauckmann as Chief Executive Officer of SUSE, one director designated by HPE as a Non-Executive Director and five independent Non-Executive Directors, of which three will be nominated by Micro Focus and two will be HPE Nominated Directors. An additional independent HPE Nominated Director will be appointed following Closing. All proposed director appointments must be approved by the Nomination Committee and will be subject to election by the Micro Focus Shareholders on an annual basis by a simple majority vote.

•	The composition of the senior management of the combined entity. Kevin Loosemore and Mike Phillips will continue as Executive Chairman and Chief Financial Officer, respectively, of the Enlarged Group following Closing. Chris Hsu (currently Executive Vice President and General Manager of HPE Software as well as Chief Operating Officer at HPE) will become Chief Executive Officer of the Enlarged Group at Closing, Stephen Murdoch (the current Chief Executive Officer of Micro Focus) will become the Chief Operating Officer at Closing. Nils Brauckmann will continue as Chief Executive Officer of SUSE following Closing.

Micro Focus’ management has determined that Micro Focus represents the accounting acquirer in this combination based on analysis of the facts and circumstances outlined above. Micro Focus will apply acquisition accounting to the acquired assets and assumed liabilities of Seattle upon consummation of the Merger. Upon completion of the Transactions, the historical financial statements will reflect only the assets and liabilities of Micro Focus.

No Dissenter’s Rights or Rights of Appraisal

Neither Micro Focus Shareholders nor HPE Stockholders will be entitled to exercise appraisal or dissenter’s rights under the Companies Act 2006 or the DGCL, in connection with the Merger.

Micro Focus Return of Value

The Micro Focus Return of Value will be up to an aggregate principal amount in sterling equivalent to $500 million in cash and will be implemented by way of the issuance and subsequent redemption and cancellation of the B Shares pursuant to U.K. law. The final amount will be determined by the Micro Focus Board nearer the time of completion of the Micro Focus Return of Value but will not be less than the sterling equivalent of $400 million. The exchange rate to be used for the Micro Focus Return of Value will be determined by the Micro Focus Board at the time of the Micro Focus Return of Value having regard to the then prevailing exchange rate as shown by Bloomberg. An announcement giving details of the final amount of the Micro Focus Return of Value and the exchange rate adopted will be made by RIS on the date of the Micro Focus Return of Value, once a determination has been made, with such announcement being made available on Micro Focus’ website at www.microfocus.com.

It is currently expected that completion of the Micro Focus Return of Value will occur on the business day prior to the Closing Date (except for the Share Capital Consolidation which is conditional upon the Micro Focus Return of Value and Admission). The Transactions are not conditional on completion of the Micro Focus Return of Value.

Under the terms of the Micro Focus Return of Value, a Micro Focus Shareholder will receive one B Share for each existing Micro Focus Share held at the relevant record time, with each B Share being redeemed for its nominal value. Each such B Share will be cancelled following the redemption.

It is intended that the Micro Focus Return of Value will be funded by the Micro Focus Facilities.

After the Micro Focus Return of Value, and disregarding the dilutive effect of the Merger if and when completed, existing Micro Focus Shareholders will own the same proportion of Micro Focus as they did immediately prior to the implementation of the Micro Focus Return of Value, subject only to fractional roundings.

This structure has been chosen to complete the Micro Focus Return of Value because it treats all Micro Focus Shareholders equally relative to the size of their existing shareholdings in Micro Focus.

The Consideration Shares shall not rank for (i.e., will not be entitled to receive) the Micro Focus Return of Value as they will be issued after the record date for the Micro Focus Return of Value.

Share Capital Consolidation

In connection with the Micro Focus Return of Value, Micro Focus will also undertake the Share Capital Consolidation pursuant to U.K. law. The purpose of the Share Capital Consolidation is to seek to ensure that the market price of Micro Focus Shares is not materially affected by the implementation of the Micro Focus Return of Value.

Under the proposed Share Capital Consolidation, the existing Micro Focus Shares in issue at the record time will be consolidated, subdivided and redesignated so that Micro Focus Shareholders will receive a fraction of a new Micro Focus Share for each existing Micro Focus Share held at the record time. As the nominal value of a new Micro Focus Share will be the same as the nominal value of an existing Micro Focus Share, the Share Capital Consolidation will also result in Micro Focus Shareholders receiving an entitlement to a fraction of a Deferred Share for each existing Micro Focus Share held to ensure that the Share Capital Consolidation does not result in an unlawful reduction of capital.

The consolidation ratio for the Share Capital Consolidation to be used in connection with the Micro Focus Return of Value will be determined by the Micro Focus Board not later than three business days prior to Admission. An announcement giving details of the consolidation ratio for the Share Capital Consolidation will be made by RIS once a determination has been made, with such announcement being made available on Micro Focus’ website at www.microfocus.com.

The effect of the Share Capital Consolidation will be to reduce the number of Micro Focus Shares in issue to reflect the Micro Focus Return of Value. However, each Micro Focus Shareholder will own the same proportion of Micro Focus as they did beforehand, subject to fractional entitlements and disregarding the dilutive impact of the Merger.

The Share Capital Consolidation will also reduce the number of Consideration Shares to be issued to HPE Stockholders in the form of Micro Focus ADSs at Closing. However, HPE Stockholders will still own Micro Focus ADSs representing 50.1% of the Micro Focus Fully Diluted Shares immediately following Closing.

The Share Capital Consolidation is conditional upon Admission. The new Micro Focus Shares will, subject to Admission, be traded on the LSE’s main market for listed securities and will be equivalent in all material respects to the existing Micro Focus Shares.

Information Relating to the B Shares and the Deferred Shares

None of the B Shares to be issued pursuant to the Micro Focus Return of Value or the Deferred Shares which will arise in connection with the Share Capital Consolidation will be admitted to the premium segment of the Official List or to trading on the LSE’s main market for listed securities, nor will any of them be listed or admitted to trading on any other recognized securities exchange. The B Shares and the Deferred Shares will have limited rights as set forth in the Micro Focus Articles.

THE MERGER AGREEMENT

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, which is included as an exhibit to the registration statements of which this information statement/prospectus forms a part and is incorporated herein by reference. See the section entitled “Where You Can Find Additional Information.”

Micro Focus Shareholders and HPE Stockholders are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this information statement/prospectus. This summary is not intended to provide any other factual information about Micro Focus, Holdings, Merger Sub, HPE or Seattle. Information about Micro Focus, Holdings, Merger Sub, HPE and Seattle can be found elsewhere in this information statement/prospectus and in the documents incorporated by reference into this information statement/prospectus.

The Merger Agreement contains representations and warranties of Micro Focus, Holdings and Merger Sub that are solely for the benefit of HPE and Seattle and representations and warranties of HPE that are solely for the benefit of Micro Focus, Holdings and Merger Sub. The representations and warranties in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. This summary and the Merger Agreement are included with this information statement/prospectus only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information with respect to Micro Focus, HPE, Seattle, Holdings, Merger Sub or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Micro Focus, HPE, Seattle, Holdings, Merger Sub or their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in information about Micro Focus, HPE, Seattle, Holdings, Merger Sub or their respective subsidiaries or businesses made in this information statement/prospectus or other public disclosures.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at Closing, Merger Sub will merge with and into Seattle. As a result of the Merger, the separate corporate existence of Merger Sub will cease and Seattle will continue as the surviving corporation and an indirect wholly owned subsidiary of Micro Focus. In accordance with the DGCL, at Closing Seattle will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation and bylaws of Seattle as in effect immediately prior to the Merger will be amended and restated in their entirety to read as set forth in Exhibit B and Exhibit C, respectively, to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation and bylaws of Seattle following Closing.

Closing

Under the terms of the Merger Agreement, Closing will take place on the third business day after all conditions precedent to the Merger (other than those, including the completion of the Separation and the Distribution in all material respects, that are to be satisfied at Closing) have been satisfied or, where permissible under applicable law, waived, or such other date and time as the parties to the Merger Agreement may mutually agree. The conditions precedent are described below under “—Conditions to the Merger.” However, if the marketing period for the Debt Financing has not ended at the time that all of the conditions have been satisfied or validly waived (other than those conditions that are to be satisfied by action at Closing), then Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any date before or during the marketing period as may be specified in writing by Micro Focus to HPE on no less than three business days’ prior notice and (b) one business day after the final day of the marketing period, unless another date, time or place is mutually agreed by Micro Focus and HPE.

Subject to the satisfaction or waiver of the conditions to Closing, it is currently expected that Seattle and Merger Sub will file a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger so that it becomes effective on Admission.

Merger Consideration

The Merger Agreement provides that, at Closing, each issued and outstanding Seattle Share (except for any such shares held as treasury stock or by Micro Focus, Holdings or Merger Sub, which will be cancelled) will be automatically converted into the right to receive a number of Micro Focus ADSs representing Micro Focus Shares equal to the exchange ratio multiplied by the ADS ratio, subject to adjustment as set forth in the Merger Agreement. The exchange ratio is defined in the Merger Agreement as the quotient of (a) the product of (i) the number of Micro Focus Fully Diluted Shares as of immediately prior to Closing multiplied by (ii) the quotient of 50.1% divided by 49.9%, divided by (b) the number of Seattle Shares issued and outstanding immediately prior to Closing. The ADS ratio is defined in the Merger Agreement as one unless otherwise mutually agreed to by Micro Focus and HPE.

The Merger is expected to result in the HPE Stockholders as of the close of business on the Distribution Record Date of the Seattle Shares receiving Micro Focus ADSs representing an aggregate number of newly issued Micro Focus Shares equal to 50.1% of the Micro Focus Fully Diluted Shares immediately following Closing.

Pursuant to an adjustment provision in the Merger Agreement, in the event that the percentage of outstanding Micro Focus Shares to be received in the Merger by HPE Stockholders with respect to the Seattle Shares (which are Seattle Shares distributed in the Distribution with respect to HPE Shares that were not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code)) would be less than 50.1% of all Micro Focus Shares outstanding immediately following Closing (determined before any adjustment pursuant to this adjustment provision), then at HPE’s election, the exchange ratio will be increased so that that the number of Micro Focus Shares represented by the Micro Focus ADSs to be received in the Merger by HPE Stockholders with respect to such Seattle Shares represents 50.1% of the Micro Focus Shares outstanding immediately following Closing. If such an increase is necessary, then, in certain circumstances described in the Merger Agreement, the amount of the Seattle Payment distributed pursuant to the Separation and Distribution Agreement will be decreased.

No fractional Micro Focus ADSs will be issued pursuant to the Merger.

The value of the Consideration Shares and Micro Focus ADSs issued in the Merger, as well as cash in lieu of fractional shares (if any) paid in connection with the Merger will be reduced by any applicable tax withholding.

Distribution of Per Share Merger Consideration

Prior to Closing, Micro Focus will designate an exchange agent reasonably acceptable to HPE to act as the agent to distribute the Micro Focus ADSs to be issued in the Merger. At or substantially concurrently with Closing, Micro Focus will (i) allot and issue, or cause to be allotted and issued, to the Depositary, a number of Micro Focus Shares equal to the aggregate number of Micro Focus ADSs to be issued as Consideration Shares and (ii) deposit or cause to be deposited with the exchange agent, for the benefit of the holders of Seattle Shares, the receipts (or uncertificated book-entries, as applicable) representing such aggregate number of Micro Focus ADSs, and authorize the Depositary to issue the Micro Focus ADSs representing such Micro Focus Shares. At Closing, each issued and outstanding Seattle Share (except for any such shares held as treasury stock or by Micro Focus, Holdings or Merger Sub, which will be cancelled) will be automatically converted into the right to receive a number of Micro Focus ADSs as described above.

Immediately thereafter, the exchange agent will distribute to each HPE Stockholder entitled to receive Micro Focus ADSs in the Merger (in exchange for such stockholder’s Seattle Shares) receipts or book-entry authorizations representing the number of whole ADSs to which such stockholder is entitled. The exchange agent will also distribute to each HPE Stockholder entitled to receive Micro Focus ADSs in the Merger cash in lieu of any fractional Micro Focus ADSs to which such stockholder otherwise would have been entitled.

Treatment of HPE Equity Awards in the Merger

Under the terms of the Employee Matters Agreement, (i) HPE equity awards granted to HPE Software employees (as identified in accordance with the terms of the Employee Matters Agreement) after May 24, 2016 and prior to September 1, 2016 that remain outstanding and unvested as of immediately prior to Closing will be assumed by Micro Focus and converted into equivalent unvested awards relating to Micro Focus Shares and (ii) HPE will be solely responsible for the settlement of, and all other liabilities relating to, all other HPE equity awards held by the HPE Software employees (including all such awards that were outstanding as of May 24, 2016, the vesting of which will be accelerated on the Distribution Date, any such awards that otherwise vest prior to Closing and any such awards granted on or after September 1, 2016).

Distributions with respect to Seattle Shares after Closing

No dividends or other distributions payable with respect to the Micro Focus ADSs or the underlying Micro Focus Shares with a record date after Closing shall be paid to the former holders of Seattle Shares with respect to any Micro Focus ADSs that are not able to be distributed by the exchange agent promptly after Closing, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed Micro Focus ADSs, there shall be paid to the record holder of such ADSs, without interest:

•	at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional Micro Focus ADSs to which such holder is entitled and the amount of dividends or other distributions with a record date after Closing and a payment date prior to the distribution of such Micro Focus ADSs payable with respect to such whole Micro Focus ADSs or the underlying Micro Focus Shares; and
•	at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after Closing but prior to the distribution of such Micro Focus ADSs and with a payment date subsequent to the distribution of such Micro Focus ADSs payable with respect to such whole Micro Focus ADSs or the underlying Micro Focus Shares.

Termination of Distribution Fund

Any portion of the Micro Focus ADSs or cash made available to the exchange agent that remains undistributed to the former holders of Seattle Shares on the one-year anniversary of Closing shall be delivered to Micro Focus, and any former holders of Seattle Shares who have not received Micro Focus ADSs must thereafter look only to Micro Focus for payment of their claim for Micro Focus ADSs and any dividends, distributions or cash in lieu of fractional Micro Focus ADSs with respect to Micro Focus Shares (subject to any applicable abandoned property, escheat or similar law).

Post-Closing Micro Focus Board of Directors

The Merger Agreement provides that Micro Focus shall cause the Micro Focus Board to take all action necessary (including, subject to the Micro Focus Board’s fiduciary duties, recommending the election of such persons to Micro Focus Shareholders) such that, from Closing until the second annual general meeting of Micro Focus Shareholders that occurs after Closing, (i) Mr. Kevin Loosemore, Mr. Mike Phillips and one new Non-Executive Director who is an HPE Nominated Director and a serving executive of HPE are appointed to the Micro Focus Board and (ii) one-half of the Micro Focus Board’s Non-Executive Directors who qualify as “independent” under the U.K. Corporate Governance Code (as amended) are HPE Nominated Directors.

The committee assignments of the Micro Focus Board from and after Closing will be determined by the Nomination Committee. Each committee will include an equal number of directors designated by each of HPE and Micro Focus at least until the second annual general meeting of Micro Focus Shareholders that occurs after Closing, subject to the requirements of the U.K. Corporate Governance Code (as amended).

Shareholders Meeting

Under the terms of the Merger Agreement, Micro Focus is required, on the second business day following the date upon which the U.K. Circular is approved and stamped by the U.K. Listing Authority, to publish a notice of general meeting of Micro Focus to call, give notice of and convene a general meeting of Micro Focus Shareholders for the purpose of approving the Merger, including the allotment of the Micro Focus Shares underlying the Micro Focus ADSs to be issued pursuant to the Merger and approving any required changes to the Micro Focus Articles in connection with the foregoing. Micro Focus is required to use its reasonable best efforts to solicit proxies from Micro Focus Shareholders in favor of the approval of the above matters and to take all other action necessary or advisable to secure all such approvals by Micro Focus Shareholders.

Representations and Warranties

In the Merger Agreement, Micro Focus, Holdings and Merger Sub have made representations and warranties to HPE and Seattle, and HPE has made representations and warranties to Micro Focus, Holdings and Merger Sub relating to HPE and Seattle, in each case, as of the date of the Merger Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;
•	authority to enter into the Merger Agreement (and other Transaction Documents);
•	absence of conflicts with or violations of governance documents, other obligations or laws;
•	governmental approvals;
•	capital structure;
•	financial statements and the absence of undisclosed material liabilities;
•	absence of investigations or litigation;
•	compliance with applicable laws;
•	internal controls over financial reporting;
•	material contracts;
•	government contracts;
•	employee benefit matters and labor matters;
•	tax matters;
•	payment of fees to brokers or finders in connection with the Transactions;
•	insurance;
•	permits;
•	interests in real property;
•	intellectual property matters;
•	environmental matters;
•	absence of certain changes or events;
•	affiliate matters;
•	accuracy of information supplied for use in this information statement/prospectus and the registration statements to be filed by Micro Focus with respect to the Merger and Seattle with respect to the Distribution;
•	certain approvals by the relevant boards of directors; and
•	absence of ownership of any capital stock of Micro Focus, in the case of HPE and Seattle, or of the capital stock of HPE or Seattle, in the case of Micro Focus, Holdings and Merger Sub.

Micro Focus has also made representations and warranties to HPE and Seattle relating to the Debt Financing, the opinion of Micro Focus’ financial advisor and the required vote of Micro Focus Shareholders to effect the transactions contemplated by the Merger Agreement (including the Merger). HPE has also made representations and warranties to Micro Focus, Holdings and Merger Sub relating to the sufficiency of the assets to be transferred to Seattle in connection with the Separation.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, may, as the case may be, have a material adverse effect on Micro Focus, HPE or Seattle, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive Closing. The Merger Agreement does not contain any post-Closing indemnification obligations with respect to breaches of these representations and warranties.

Under the Merger Agreement, a “material adverse effect” means any change, event, development, condition, occurrence or effect that (1) with respect to HPE, has or would reasonably be expected to have a material adverse effect on the ability of HPE to perform its obligations under the Merger Agreement, or to consummate the transactions contemplated by the Merger Agreement and (2) with respect to Micro Focus or Seattle, as applicable, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise) or results of operations of Micro Focus and its subsidiaries, taken as a whole, or Seattle and its subsidiaries, taken as a whole, as the case may be; or (b) has or would reasonably be expected to have a material adverse effect on the ability of Micro Focus or the Seattle entities (as defined below), as the case may be, to perform their respective obligations under the Merger Agreement, or to consummate the transactions contemplated by the Merger Agreement. However, only with respect to the foregoing clause (2)(a), none of the following, either alone or in combination, will be deemed to constitute, or taken into account in determining whether there is, a material adverse effect:

•	any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions;
•	with respect to Seattle, any changes or proposed changes of law or U.S. GAAP (or, in each case, authoritative interpretations thereof), and with respect to Micro Focus, any changes or proposed changes of law, IFRS or UK GAAP (as defined in the Merger Agreement) (or, in each case, authoritative interpretations thereof);
•	any changes resulting from weather, force majeure, an act of terrorism, war, national or international calamity, or any worsening thereof;
•	any changes generally affecting the industries in which Micro Focus and its subsidiaries or Seattle and its subsidiaries, as applicable, conduct their respective businesses;
•	any changes resulting from the execution of the Merger Agreement or the announcement or the pendency of the Merger, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by the Merger Agreement (other than in the context of the representations and warranties made as to the absence of conflicts with or violations of a parties’ organizational documents or other obligations or laws, governmental approvals and litigation and proceedings);
•	changes in the price or the trading volume of Micro Focus Shares or HPE Shares, as applicable, or any change in the credit rating of Micro Focus, HPE or Seattle, as applicable (excluding, in each case, the underlying cause of any such changes);
•	any changes or effects resulting from any action required to be taken by the terms of the Merger Agreement;
•	the failure to meet internal or analysts’ expectations, projections or results of operations (excluding, in each case, the underlying cause of any such changes); and
•	any proceeding arising from or relating to the Merger or the other transactions contemplated by the Merger Agreement.

However, with respect to the matters described in the first four bullet points listed above, those matters may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur if and to the extent that such changes have a disproportionate impact on Micro Focus and its subsidiaries, taken as a whole, or Seattle and its subsidiaries, taken as a whole, as the case may be, as compared to other participants in the industries in which such entities conduct their respective businesses.

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform customary covenants in the Merger Agreement until Closing. In general, each of Micro Focus and HPE (only with respect to Seattle and its subsidiaries and HPE Software) has agreed that prior to Closing, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law or consented to by the other party (which consent may not be unreasonably withheld, conditioned, delayed or denied), subject to certain agreed exceptions, it will conduct its business in the ordinary course consistent with past practice.

In addition, Micro Focus has agreed that, prior to Closing, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law, or consented to by HPE (which consent may not be unreasonably withheld, conditioned, delayed or denied), subject to certain agreed exceptions set forth in the Merger Agreement (including Micro Focus’ disclosure schedules to the Merger Agreement, which permit the Micro Focus Return of Value), Micro Focus will not, and will cause its subsidiaries not to, take any of the following actions:

•	amend or modify the Micro Focus Articles or similar organizational documents of any of its subsidiaries;
•	declare or pay any dividends on or make other distributions in respect of any of its equity interests (whether in cash, securities or property), except for cash dividends or distributions with respect to a wholly owned subsidiary and the declaration and payment of Micro Focus’ quarterly cash dividend in the ordinary course of business consistent with past practice and consistent with Micro Focus’ declared dividend policy as of the date of the Merger Agreement;
•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities for such equity interests;
•	redeem, repurchase or otherwise acquire any of its equity interests (including any securities convertible or exchangeable into such capital stock);
•	enter into any agreement with respect to the voting or registration of its capital stock or other equity interests;
•	issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize any such actions with respect to, any shares of capital stock of, or any other equity interests in Micro Focus or any of its subsidiaries, any indebtedness that grants its holders voting rights with respect to the capital stock of Micro Focus or any of its subsidiaries, or other rights of any kind to acquire such equity interests or convertible into such equity interests, or any options, warrants, convertible security, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, subject to certain exceptions with respect to (1) the issuance of Micro Focus Shares upon the exercise of Micro Focus Options or Micro Focus ASG Awards outstanding as of the date of the Merger Agreement in accordance with their terms, (2) the issuance of any Micro Focus Options required by the terms of any employment agreement outstanding as of the date of the Merger Agreement in accordance with such terms, (3) the issuance of Micro Focus Options, Micro Focus ASG Awards or other awards in respect of Micro Focus Shares in the ordinary course of business, (4) the issuance by a wholly owned subsidiary of its capital stock to Micro Focus or another wholly owned subsidiary of Micro Focus or (5) the grant of security over or pledge of equity interests of Micro Focus’ subsidiaries in connection with Micro Focus’ financing requirements in the ordinary course of business or in connection with the Debt Financing;
•	sell, assign, transfer, convey, lease, license, encumber (other than permitted liens under the Merger Agreement) or otherwise dispose of any assets (other than intellectual property) that are material to Micro Focus and its subsidiaries (taken as a whole);
•	(i) sell, assign, pledge, grant or acquire, covenant not to assert, agree not to enforce, agree to grant to or acquire from any person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or expire, or agree to dispose of any owned intellectual property material to Micro Focus and its subsidiaries, except pursuant to the terms of existing contracts, the ordinary course prosecution and maintenance of such intellectual property that constitutes registered intellectual property, the expiration of intellectual property in accordance with the applicable statutory term or the non-exclusive licensing of any such intellectual property in the ordinary course of business; (ii) disclose to any third party any trade secrets included in intellectual property owned by Micro Focus or its subsidiaries that are material to the Micro Focus business except in the ordinary course of business pursuant to a legally binding confidentiality undertaking or as a result of publication of a patent application filed by Micro Focus or any of its subsidiaries; or (iii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any intellectual property owned by Micro Focus or its subsidiaries that is material to them, except in the ordinary course of business or for amounts that are not material to Micro Focus and its subsidiaries and in each case that do not otherwise involve the imposition of material limitations on the continued use of such owned intellectual property by Micro Focus and its subsidiaries;

•	merge, combine or consolidate Micro Focus or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms of the Merger Agreement) or other reorganization of Micro Focus or any of its subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Micro Focus or the transactions contemplated by the Merger Agreement;
•	acquire any interest in any person or any assets of another person with value in excess of $10,000,000, other than in the ordinary course of business;
•	except in the ordinary course of business, permit or cause Micro Focus or any of its subsidiaries to repurchase, repay, refinance or incur any indebtedness for borrowed money (other than drawings under Micro Focus’ existing credit agreement that would not reasonably be expected to adversely impact the ability of Micro Focus to obtain the Debt Financing or the timing of the Debt Financing in each case in accordance with the terms and conditions of the Merger Agreement) in excess of the amount necessary to effect the Debt Financing, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any third party for borrowed money;
•	permit or cause Micro Focus or any of its subsidiaries to make any material loans or investments in, or material advances of money to, any person (other than any wholly owned subsidiary of Micro Focus), except for advances to employees or officers of Micro Focus or any subsidiary for expenses incurred in the ordinary course of business;
•	except in the ordinary course of business, (i) materially adversely modify or terminate (excluding any expiration in accordance with its terms) any material contract or affiliate contract as defined in the Merger Agreement or (ii) enter into any contract that would have been classified as a material contract if entered into prior to the date of the Merger Agreement;
•	except as otherwise required by Micro Focus benefit plans, policies or contracts as in effect on the date of the Merger Agreement, (i) adopt, enter into, amend or materially increase the benefits under any Micro Focus benefit plan if such action would materially increase the benefits provided to Micro Focus employees or the cost for providing such benefits, (ii) grant any increase in compensation or severance pay to any officer of Micro Focus or any subsidiary other than in the ordinary course of business or (iii) adopt, enter into or amend any labor or collective bargaining agreement other than in the ordinary course of business consistent with past practice;
•	forgive any loans to directors, officers or employees of Micro Focus or its subsidiaries;
•	except as required or permitted by IFRS or UK GAAP (as defined in the Merger Agreement), make any material change to any financial accounting principles, methods or practices;
•	compromise, settle or agree to settle any action or investigation other than in the ordinary course of business and only for the payment of monetary damages not in excess of $15,000,000 individually or $75,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Micro Focus or any of its subsidiaries or the deferral of payment until after the Distribution Date;

•	make, change or revoke any material tax election or settle, compromise or abandon any material tax liability, in each case (i) other than in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Micro Focus and its subsidiaries taken as a whole; or
•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

HPE has also agreed that, prior to Closing, except as contemplated by the Merger Agreement, the Reorganization or the other Transaction Documents, required by applicable law or consented to by Micro Focus (which consent may not be unreasonably withheld, conditioned, delayed or denied), subject to certain agreed exceptions set forth in the Merger Agreement (including HPE’s disclosure schedules to the Merger Agreement), HPE will not, and will cause Seattle and its subsidiaries not to, take any of the following actions with respect to Seattle and its subsidiaries or HPE Software:

•	amend or modify the certificate of incorporation or bylaws (or similar organizational documents) of Seattle or any entity that will be a subsidiary of Seattle after giving effect to the Reorganization, which are collectively referred to in this section (together with Seattle) as the “Seattle entities”;
•	other than as contemplated by the Reorganization, the Distribution, the Seattle Payment or the Subsidiary Stock Exchange (as defined in the Separation and Distribution Agreement): (i) declare or pay any dividends on or make other distributions in respect of any equity interests of Seattle or its subsidiaries (whether in cash, securities or property); (ii) split, combine or reclassify any of the equity interests of Seattle or its subsidiaries, or issue or authorize the issuance of any other securities in respect of or in lieu of the equity interests of Seattle and its subsidiaries; (iii) redeem, repurchase or otherwise acquire any equity interests of Seattle or its subsidiaries, or permit any subsidiaries to do the same (including any securities convertible or exchangeable into such equity interests); or (iv) enter into any agreement with respect to the voting or registration of the capital stock or other equity interests of Seattle or any of its subsidiaries;
•	other than as contemplated by the Distribution or the Subsidiary Stock Exchange, issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize any such actions with respect to, any shares of capital stock of, or any other equity interests in Seattle or any of its subsidiaries, any indebtedness that grants its holders voting rights with respect to the equity interests of Seattle or any of its subsidiaries, or other rights of any kind to acquire such equity interests or convertible into such equity interests, or any options, warrants, convertible security, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, other than the issuance of equity among wholly owned subsidiaries of Seattle and Seattle or to HPE;
•	sell, assign, transfer, convey, lease, license, encumber (other than permitted liens under the Merger Agreement) or otherwise dispose of any assets (other than intellectual property) of HPE or any of its subsidiaries or Seattle or any of its subsidiaries that are material to HPE Software (taken as a whole), except in the ordinary course of business;
•	(i) sell, assign, pledge, grant or acquire, covenant not to assert, agree not to enforce, agree to grant to or acquire from any person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or expire, or agree to dispose of any owned intellectual property material to HPE Software, except pursuant to the terms of existing contracts, the ordinary course prosecution and management of such intellectual property that constitutes transferred registered intellectual property, the expiration of intellectual property in accordance with the applicable statutory term, or the non-exclusive licensing of any such intellectual property in the ordinary course of business; (ii) disclose to any third party any trade secrets included in the intellectual property owned by any Seattle entity that are material to HPE Software except in the ordinary course of business pursuant to a legally binding confidentiality undertaking or as a result of publication of a patent application filed by HPE or any of its subsidiaries; or (iii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any intellectual property owned by any Seattle entity that is material to HPE Software except in the ordinary course of business or for amounts that are not material to HPE Software and in each case that do not otherwise involve the imposition of material limitations on the Seattle entities’ continued use of such owned intellectual property;

•	merge, combine or consolidate any of the Seattle entities with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the Seattle entities, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on the Seattle entities, HPE Software or the transactions contemplated by the Merger Agreement;
•	acquire any interest in any person or any assets thereof that would be an asset of the Seattle entities at Closing, in each case with value in excess of $10,000,000, other than (i) in the ordinary course of business or (ii) acquisitions for which the purchase price will be paid by HPE prior to the Distribution Date;
•	permit or cause any of the Seattle entities to repurchase, repay, refinance or incur any indebtedness for borrowed money except pursuant to the debt commitment letter entered into by Micro Focus to effect the Seattle Payment to HPE, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any third party for borrowed money;
•	permit or cause any of the Seattle entities to make any material loans or investments in, or material advances of money to, any person (other than another Seattle entity), except for advances to employees or officers of any Seattle entity for expenses incurred in the ordinary course of business;
•	except in the ordinary course of business, (i) materially adversely modify or terminate (excluding any expiration in accordance with its terms) any material contract or affiliate contract as defined in the Merger Agreement or (ii) enter into any contract that would have been classified as a material contract if entered into prior to the date of the Merger Agreement;
•	except as otherwise required by HPE’s or HPE Software’s benefit plans, policies or contracts as in effect on the date of the Merger Agreement, (i) adopt, enter into, amend or materially increase the benefits under any HPE’s or HPE Software’s benefit plan if such action would materially increase the benefits provided to any HPE Software’s employee or the cost for providing such benefits, (ii) grant any increase in compensation or severance pay to any officer of any Seattle entity other than in the ordinary course of business or (iii) adopt, enter into or amend any labor or collective bargaining agreement other than in the ordinary course of business consistent with past practice;
•	forgive any loans to directors, officers or employees of any of the Seattle entities;
•	except as required or permitted by U.S. GAAP, make any material change to any financial accounting principles, methods or practices of any Seattle entity;
•	compromise, settle or agree to settle any action or investigation other than in the ordinary course of business and only for the payment of monetary damages not in excess of $15,000,000 individually or $75,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Seattle entities or the deferral of payment until after the Distribution Date;
•	issue to HPE Software employees any additional awards under HPE’s stock plans that would be subject to the Employee Matters Agreement, or modify or waive the terms of any outstanding HPE equity awards that are subject to the Employee Matters Agreement, or modify or waive the terms of any HPE stock plan as applied to any outstanding awards under such HPE stock plans that are subject to the Employee Matters Agreement;
•	make, change or revoke any material tax election in respect of HPE Software that would bind any Seattle entity for periods following Closing or settle, compromise or abandon any material tax liability for which a Seattle entity would be responsible under the Tax Matters Agreement, in each case (i) other than in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on the Seattle entities taken as a whole; or
•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Tax Matters

The Merger Agreement contains certain covenants relating to tax matters, including with respect to the Reorganization, the Distribution and the Merger. Additional covenants relating to the intended U.S. federal income tax treatment of the Transactions and other tax matters are contained in the Tax Matters Agreement. Under the Merger Agreement, HPE and Micro Focus agree to use their respective reasonable best efforts to ensure that the Transactions qualify for the intended U.S. federal income tax treatment, including that (1) the Contribution and the Distribution, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) and 355 of the Code, (2) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (3) Micro Focus is not treated as a U.S. corporation pursuant to Section 7874(b) of the Code. Indemnification for taxes generally, including indemnification for taxes resulting from a failure for the Transactions to qualify for the intended U.S. federal income tax treatment, is governed by the terms, provisions and procedures described in the Tax Matters Agreement.

SEC and U.K. Listing Authority Filings

The Merger Agreement requires Micro Focus, HPE and Seattle to jointly prepare the registration statement with respect to the issuance of Micro Focus ADSs in the Merger and the registration statement for the distribution of Seattle Shares in the Distribution as promptly as practicable, and to use reasonable best efforts to have each registration statement declared effective by the SEC as promptly as practicable after being filed. This information statement/prospectus forms a part of both of these registration statements.

The Merger Agreement also requires Micro Focus to prepare and use its reasonable best efforts to cause to be approved by the U.K. Listing Authority the U.K. Circular and the U.K. Prospectus as promptly as practicable. In addition, Micro Focus is required to prepare and use its reasonable best efforts to cause the Depositary to file a registration statement on Form F-6 relating to the registration of the Micro Focus ADSs under the Securities Act and to cause such Form F-6 to be declared effective.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date of the Merger Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions and filings and to obtain specified required governmental consents and any other material consents, approvals, waivers or clearances that are required to be obtained or made at or prior to Closing from any third party and/or any governmental authority in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement.

Each party to the Merger Agreement has also agreed to promptly make its respective filings under the HSR Act and to the Committee on Foreign Investment in the United States and to make any other required or appropriate filings under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. The parties have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of clearance from the CFIUS and approvals under other applicable competition laws as soon as practicable. See the section entitled “The Transactions—Regulatory Approvals” for more information on the status of these filings and approvals as of the date of this information statement/prospectus.

In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation law that may be asserted by any governmental authority with respect to the Merger so as to enable Closing to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Seattle (or Seattle’s subsidiaries) or Micro Focus (or Micro Focus’ subsidiaries), as applicable, or otherwise taking or committing to take actions that limit Seattle’s or its subsidiaries’ or Micro Focus’ or Micro Focus’ subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Seattle (or Seattle’s subsidiaries) or Micro Focus (or Micro Focus’ subsidiaries), in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing Closing (provided that the effectiveness of any such sale, divestiture, license or disposition or action or commitment must be contingent on consummation of the Merger). However, the parties to the Merger Agreement will not have to take any such action that would be materially adverse to the business, financial condition or results of operations of Micro Focus and its subsidiaries (including Seattle and its subsidiaries, taken as a whole, after giving effect to the Reorganization) or that would require such action by HPE with respect to any assets or businesses that are not part of HPE Software.

No Solicitation

The Merger Agreement contains provisions restricting Micro Focus’ ability to seek an alternative transaction. Under these provisions, Micro Focus agrees that it will not, and will cause its subsidiaries and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage any Competing Proposal (as defined below) or any proposal which would reasonably be expected to lead to a Competing Proposal; or
•	engage in any discussions or negotiations regarding any Competing Proposal.

The Merger Agreement provides that the term “Competing Proposal” means any proposal or offer from a third party relating to:

•	a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Micro Focus;
•	the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any person or entity of 20% or more of the consolidated assets of Micro Focus and its subsidiaries, as determined on a book-value or fair market value basis;
•	the purchase or acquisition in any manner by any person or entity of 20% or more of the issued and outstanding Micro Focus Shares or any other ownership interests in Micro Focus;
•	any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any other person or entity beneficially owning 20% or more of the Micro Focus Shares, or any other ownership interests of Micro Focus or any of its subsidiaries; or
•	any combination of the foregoing.

Micro Focus also agreed to cease, and to cause its subsidiaries and representatives to cease, any discussions or negotiations with any person that may have been ongoing with respect to a Competing Proposal prior to the date of the Merger Agreement.

Under the Merger Agreement, Micro Focus must promptly (and in any event within 24 hours) notify HPE after the receipt of (i) any Competing Proposal or written indication that a person or entity is considering making a Competing Proposal, (ii) any request for non-public information relating to Micro Focus or its subsidiaries (other than in the ordinary course, consistent with past practice and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. The notice must include the identity of the person or entity making the request, inquiry or proposal and a copy of the request, inquiry or proposal, including any modifications thereto. Micro Focus must also keep HPE and Seattle reasonably and currently informed of any material changes or developments in connection with the foregoing (and in any event must notify them within 24 hours of any such changes). Micro Focus has also agreed that it will simultaneously provide to HPE and Seattle any non-public information concerning Micro Focus that may be made available to any other person or entity in response to such a Competing Proposal if such information has not already been provided to HPE or Seattle.

Notwithstanding the covenants described in the foregoing paragraphs in this section, at any time prior to the receipt of the approval of Micro Focus Shareholders of the Merger and related matters, Micro Focus is permitted to furnish information to, and enter into discussions and negotiations with, a person or entity who has made an unsolicited, written, bona fide Competing Proposal that did not result from a breach of the foregoing non-solicitation provisions by Micro Focus. Micro Focus must provide HPE one business day’s written notice before engaging in any such actions.

Board Recommendation

Micro Focus has agreed in the Merger Agreement that neither the Micro Focus Board nor any committee thereof will:

•	withhold, withdraw, modify or qualify or publicly propose to withdraw, withhold, modify or qualify, in a manner adverse to HPE or Seattle, the recommendation by the Micro Focus Board that the Micro Focus Shareholders approve the Merger and related matters;
•	make or permit any director or executive officer to make any public statement or make any public statement in connection with the Micro Focus special meeting that would reasonably be expected to have the same effect;
•	approve, determine to be advisable or recommend, or publicly propose to approve, determine to be advisable or recommend any Competing Proposal; or
•	enter into or permit or authorize Micro Focus or any of its affiliates to enter into any contract with respect to a Competing Proposal.

Each action described in the foregoing bullet points is referred to as a “Change in Recommendation.”

Notwithstanding the foregoing, the Micro Focus Board may, at any time prior to receiving approval of the Micro Focus Shareholders of the Merger and related matters, make a Change in Recommendation, if either of the following conditions is satisfied:

•	if Micro Focus has received a bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or encouraged in violation of the provisions described in “—No Solicitation” above and the Micro Focus Board concludes in good faith (after consultation with outside financial advisors and outside legal counsel), taking into account the various legal, financial and regulatory aspects of the Competing Proposal, that such Competing Proposal constitutes a Superior Proposal (as defined below); or
•	for any other reason, if the Micro Focus Board concludes in good faith (after consultation with outside financial advisors and outside legal counsel) that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the duties the directors owe to Micro Focus in their capacity as directors of Micro Focus under applicable law.

However, Micro Focus may not make a Change in Recommendation unless:

•	Micro Focus notifies HPE and Seattle in writing of its intention to make a Change in Recommendation at least four business days prior to taking such action, which notice must include certain information required by the Merger Agreement;
•	if requested by HPE or Seattle, the Micro Focus Board and its representatives must negotiate in good faith with HPE during the notice period to enable HPE and Seattle to propose changes to the terms of the Merger Agreement intended to cause the Superior Proposal to no longer constitute a Superior Proposal or to cause such other reason not to be material, as applicable;
•	the Micro Focus Board concludes in good faith, after consultation with Micro Focus’ outside legal counsel and financial advisors and after considering any revisions to the Merger Agreement that HPE and Seattle have agreed to in writing, that such Superior Proposal continues to be a Superior Proposal (if applicable) and that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the Micro Focus Board’s duties that the directors owe to Micro Focus in their capacity as directors under applicable law; and
•	if there is any amendment to the terms of the Superior Proposal during the four business day period following delivery of the notice described above, Micro Focus provides a new written notice of the terms of such amended Superior Proposal giving HPE and Seattle two business days from each subsequent amendment to offer to revise the terms of the Transactions (and Micro Focus and its representatives negotiate in good faith during that additional period).

Notwithstanding the foregoing, if the U.K. Panel on Takeovers and Mergers determines that any of the above requires Micro Focus to take or not to take action that is not permitted by Rule 21.2 of the City Code on Takeovers and Mergers, such provision shall have no effect and shall be disregarded.

The Merger Agreement provides that the term “Superior Proposal” means a bona fide written Competing Proposal (except the references in that definition to “20%” are replaced by “50%”) by a third party that was not solicited by Micro Focus or its representatives in violation of the non-solicitation provisions of the Merger Agreement and that the Micro Focus Board has determined in good faith (after consultation with its outside financial and legal advisors), taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (i) is, if accepted, reasonably likely to be consummated on a timely basis, and (ii) if consummated, would be more favorable to the Micro Focus Shareholders, from a financial point of view, than the Merger and the other transactions contemplated by the Merger Agreement after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by HPE and Seattle.

The Merger Agreement provides that Micro Focus is not prohibited from making disclosures to its shareholders of the position of the Micro Focus Board with respect to any takeover offer for Micro Focus or other matter that Micro Focus reasonably and in good faith determines requires disclosure pursuant to the U.K. Listing Rules.

Financing

At the same time as Micro Focus entered into the Merger Agreement, Micro Focus entered into the Micro Focus Commitment Letter, under which the commitment parties thereto committed to provide Micro Focus with debt financing in an aggregate amount of approximately $2.9 billion subject to the terms and conditions of the Micro Focus Commitment Letter. Also in connection with the execution of the Merger Agreement, Micro Focus entered into the Seattle Commitment Letter, under which the commitment parties thereto committed to provide Seattle with debt financing in an aggregate amount of $2.6 billion subject to the terms and conditions of the Seattle Commitment Letter. See the section entitled “Debt Financing.”

The Merger Agreement provides that Micro Focus must and must cause its subsidiaries to use their respective reasonable best efforts to take all actions necessary, proper or advisable to arrange the debt financing contemplated by the Seattle Commitment Letter as promptly as reasonably practicable after the date of the Merger Agreement on the terms and conditions set forth in the Seattle Commitment Letter. Furthermore, Micro Focus must and must cause each of its subsidiaries to use reasonable best efforts to:

•	comply with and maintain the Seattle Commitment Letter in effect and negotiate and execute definitive agreements on the terms and conditions contained in the Seattle Commitment Letter or other terms permitted by the Merger Agreement;
•	comply with the obligations set forth in the Seattle Commitment Letter that are applicable to Micro Focus or any of its subsidiaries;
•	satisfy on a timely basis the conditions in the Seattle Commitment Letter and the definitive agreements for the debt financing that are within its control; and
•	fully enforce its rights under the Seattle Commitment Letter and the definitive agreements for the debt financing.

The Merger Agreement provides that if any portion of the financing contemplated by the Seattle Commitment Letter or the related definitive agreements becomes or is reasonably likely to become unavailable on the terms and conditions contemplated in the Seattle Commitment Letter or such definitive agreements, Micro Focus must and must cause its subsidiaries to use their respective reasonable best efforts to promptly obtain alternative financing that is sufficient to finance the Seattle Payment (and any related fees and expenses) to be made by Seattle to HPE under the Separation and Distribution Agreement. Micro Focus will be subject to the same obligations described in the preceding paragraph with respect to any such alternative financing arrangements.

Micro Focus has agreed to keep HPE informed of the status of its efforts to arrange the debt financing. Except in limited circumstances, Micro Focus may not, without HPE’s consent, amend, modify, supplement, restate, substitute, replace, terminate or agree to any waiver under the Seattle Commitment Letter or any definitive agreement relating to the debt financing in a manner that (i) adds new or expands upon the conditions precedent to the funding on the closing date of the debt financing, (ii) would reduce the aggregate amount of debt financing provided for under the Seattle Commitment Letter, (iii) would limit the rights and remedies of Micro Focus or its subsidiaries as against the lenders under the Seattle Commitment Letter or (iv) would otherwise prevent, impair or materially delay the consummation of the Transactions. Prior to Closing, HPE has agreed to use reasonable best efforts to cooperate and to cause its representatives to cooperate, at the expense of Micro Focus, with Micro Focus for the arrangement and consummation of the debt financing.

Mutual Employee Non-Solicitation

Under the Merger Agreement, for a period starting on September 7, 2016 and ending 12 months after the Closing Date, each of HPE, on the one hand, and Micro Focus and Seattle (in the case of Seattle, from and after Closing), on the other hand, has agreed that, without the other party’s prior written consent, it will not, directly or indirectly:

•	solicit, hire or offer to hire any of the employees of the other party;
•	otherwise cause or seek to cause any employees of the other party to leave the employ of such other party or any of its affiliates; or
•	enter into a consulting agreement with any employee of such other party.

The restrictions in the preceding paragraph do not apply to general mass solicitations or advertisements that are not targeted at the employees of the other party. In addition, neither party is restricted from soliciting, hiring, offering to hire or entering into a consulting agreement with any employee of the other party whose employment with such other party was terminated by such other party.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	access to each of Micro Focus’ and Seattle’s properties, contracts and books and records and appropriate senior-level officers and employees;
•	HPE’s obligation to deliver to Micro Focus a list of all registered intellectual property to be transferred to or held by Seattle or its subsidiaries in connection with the Separation, as well as information relating to all actions that must be taken with respect to such intellectual property within 90 days of the Distribution;
•	preservation of the indemnification provisions in the governing documents of Seattle with respect to directors, officers, employees or agents of Seattle;
•	advanced consent requirements for public announcements concerning the transactions contemplated by the Merger Agreement;
•	defense and settlement of any actions or other proceedings brought by the Micro Focus Shareholders or in the name of Micro Focus against Micro Focus and/or its directors in connection with the Transactions;
•	steps required to cause any disposition of Seattle Shares or acquisitions of Micro Focus Shares (including via Micro Focus ADSs) resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Micro Focus or Seattle to be exempt under Rule 16b-3 promulgated under the Exchange Act;
•	HPE’s and Seattle’s obligations to ensure Seattle has a sufficient number of authorized shares to effect the Distribution and certain related transactions;
•	the obligations of Micro Focus to obtain the release of HPE and its affiliates from certain contracts, instruments or other arrangements to the extent relating to Seattle and for which HPE or its affiliate is a guarantor or person required to provide financial support, including by substituting Micro Focus or one of its subsidiaries for the applicable HPE entity and HPE’s indemnification obligations following Closing with respect thereto;

•	HPE’s obligation to deliver to Micro Focus certain audited and unaudited financial statements of HPE Software;
•	the continued obligations of Seattle with respect to certain non-competition restrictions in existing agreements;
•	cooperation by HPE to provide Micro Focus with information relating to Seattle in connection with Micro Focus’ compliance with the requirements of the U.K. FCA;
•	Micro Focus’ obligation to establish a sponsored ADR facility with the Depositary, which must be a reputable national bank reasonably acceptable to HPE, for the purpose of issuing the Micro Focus ADSs, and use reasonable best efforts to cause the Micro Focus ADSs to be approved for listing on the NYSE;
•	Micro Focus’ and HPE’s obligations to cause all Transaction Documents to be executed and delivered at Closing; and
•	the formation of a special separation committee comprised of three members appointed by Micro Focus and three members appointed by HPE to monitor and oversee the separation in accordance with the terms of the Separation and Distribution Agreement.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or, if permitted under applicable law, waiver, of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under the antitrust or competition laws of certain specified jurisdictions, including merger control approval from the European Commission, all of which have been received and which condition has been satisfied;
•	the consummation of the Reorganization and the Distribution in all material respects in accordance with the Separation and Distribution Agreement;
•	the effectiveness of the registration statements of Micro Focus and Seattle filed with the SEC of which this information statement/prospectus forms a part, the Form F-6 filed by the Depositary with the SEC with respect to the Micro Focus ADSs (to the extent required by law) and the Form 8-A filed by Micro Focus, and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the approval of the U.K. Prospectus by the U.K. Listing Authority and the U.K. Prospectus having been made publicly available in accordance with the U.K. Prospectus Rules;
•	the approval of the U.K. Circular by the U.K. Listing Authority and the U.K. Circular having been made available to Micro Focus Shareholders in accordance with the U.K. Listing Rules and the Micro Focus Articles;
•	Admission occurring;
•	the approval for listing on the NYSE of the Micro Focus ADSs issuable pursuant to the Merger;
•	the approval by Micro Focus Shareholders of the Merger and specified related matters; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the Merger.

The obligations of Micro Focus, Holdings and Merger Sub to consummate the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance of and compliance with all covenants required under the Merger Agreement to be complied with or performed by HPE or Seattle in all material respects at or prior to Closing;
•	the truth and correctness in all material respects of specified representations and warranties of HPE and Seattle with respect to corporate organization, due authorization, certain capitalization matters of Seattle, the board and stockholder approvals of HPE and Seattle necessary to effect the Transactions and the absence of brokers’ fees, in each case, as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date);

•	the truth and correctness in all respects of specified representations and warranties of HPE relating to Seattle with respect to its capital stock and the absence of a “material adverse effect” with respect to Seattle as of the date of the Merger Agreement and as of the Closing Date (except that the representation and warranty with respect to the capitalization of Seattle will still be deemed true and correct so long as any deviations are de minimis, and except that certain representations and warranties that by their terms address matters only as of a specified date must be true and correct only as of such specified date);
•	the truth and correctness in all respects of all other representations and warranties made by HPE in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date), except to the extent the failure to be so true and correct would not, individually or in the aggregate, have a material adverse effect with respect to Seattle; and
•	the delivery by HPE to Micro Focus of a certificate, dated as of the Closing Date, and signed by a senior officer of HPE, certifying the satisfaction of the conditions described in the preceding four bullet points.

The obligations of HPE and Seattle to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance of and compliance with all covenants required under the Merger Agreement to be complied with or performed by Micro Focus, Holdings or Merger Sub in all material respects at or prior to Closing;
•	the truth and correctness in all material respects of specified representations and warranties of Micro Focus with respect to organization, due authorization, certain capitalization matters, brokers’ fees, certain findings of the Micro Focus Board and the shareholder approvals necessary to effect the Transactions, in each case, as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date);
•	the truth and correctness in all respects of specified representations and warranties of Micro Focus with respect to the capital stock of Micro Focus and the absence of a “material adverse effect” with respect to Micro Focus as of the date of the Merger Agreement and as of the Closing Date (except that the representation and warranty with respect to the capitalization of Micro Focus will still be deemed true and correct so long as any deviations are de minimis, and except that certain representations and warranties that by their terms address matters only as of a specified date must be true and correct only as of such specified date);
•	the truth and correctness in all respects of all other representations and warranties made by Micro Focus, Holdings or Merger Sub in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger Agreement and as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which must be true and correct only as of such specified date), except to the extent the failure to be so true and correct would not, individually or in the aggregate, have a material adverse effect with respect to Micro Focus;
•	the delivery by Micro Focus to HPE of a certificate, dated as of the Closing Date, and signed by a senior officer of Micro Focus, certifying the satisfaction of the conditions described in the preceding four bullet points; and
•	the receipt by HPE of the HPE Tax Opinion.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Merger by the mutual written consent of HPE and Micro Focus. Also, subject to specified qualifications and exceptions, either HPE or Micro Focus may terminate the Merger Agreement at any time prior to the consummation of the Merger if:

•	any governmental authority of competent jurisdiction has promulgated, entered, enforced, enacted or issued or deemed applicable to the Merger or the other transactions contemplated by the Merger Agreement any law that permanently prohibits, restrains or makes illegal the Merger or the other transactions contemplated by the Merger Agreement;
•	the Merger has not been consummated on or prior to March 7, 2018; or
•	Micro Focus Shareholders fail to approve the Merger and specified related matters upon a vote taken at the meeting of Micro Focus Shareholders held for such purpose (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, HPE may terminate the Merger Agreement if:

•	Micro Focus has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause any of the conditions to HPE’s and Seattle’s obligation to consummate the Merger not to be satisfied at Closing, and such breach is not cured by the earlier of 60 days after notice of the breach and March 7, 2018, or is incapable of cure prior to March 7, 2018;
•	the Micro Focus Board effects a Change in Recommendation; or
•	Micro Focus has breached in any material respect specified obligations relating to non-solicitation or its obligation to hold the special meeting of Micro Focus Shareholders to approve the Merger and specified related matters.

In addition, subject to specified qualifications and exceptions, Micro Focus may terminate the Merger Agreement if HPE or Seattle has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause any of the conditions to Micro Focus’, Holdings’ or Merger Sub’s obligation to consummate the Merger not to be satisfied at Closing, and such breach is not cured by the earlier of 60 days after notice of the breach and March 7, 2018, or is incapable of cure prior to March 7, 2018.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Payment and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud or willful breach prior to termination.

Termination Payment and Expenses Payable in Certain Circumstances

The Merger Agreement provides that upon termination of the Merger Agreement under specified circumstances, Micro Focus is required to pay HPE a termination payment of $59,825,000 (the “Termination Payment”). The circumstances under which the Termination Payment will be payable are as follows:

•	if HPE or Micro Focus terminates the Merger Agreement as a result of the failure to obtain the required approval of Micro Focus Shareholders upon a vote taken at a meeting of Micro Focus Shareholders held for such purpose (including any adjournment or postponement thereof);
•	if HPE terminates the Merger Agreement after Micro Focus has breached in any material respect specified obligations relating to non-solicitation or its obligation to hold a special meeting of Micro Focus Shareholders to approve the Merger and specified related matters;
•	if HPE terminates the Merger Agreement following a Change in Recommendation by the Micro Focus Board;
•	if (i) a Competing Proposal (replacing references to “20%” in that definition with “50%” for purposes of this Termination Payment trigger) with respect to Micro Focus is publicly announced or otherwise communicated to the Micro Focus Board and not publicly withdrawn at least five business days prior to the termination of the Merger Agreement; (ii) Micro Focus consummates, or enters into a definitive agreement with respect to, any Competing Proposal within twelve months of the termination of the Merger Agreement; and (iii) the Merger Agreement is terminated in either of the following circumstances:

•	Micro Focus has breached any representation, warranty, covenant or agreement in the Merger Agreement that would cause any of the conditions to HPE’s and Seattle’s obligation to consummate the Merger not to be satisfied at Closing, and such breach is not cured by the earlier of 60 days after notice of the breach and March 7, 2018, or is incapable of cure prior to March 7, 2018; or
•	the outside date of March 7, 2018 is reached without a vote of the Micro Focus Shareholders to approve the Merger and related specified matters having occurred.

In no event will Micro Focus be required to pay the Termination Payment more than once.

If accepted by HPE, payment of the Termination Payment will be HPE’s sole and exclusive remedy for any losses or damages based upon, arising out of or relating to the Merger Agreement, except in the case of willful breach or fraud by Micro Focus.

In addition, because HPE consented in writing on or before October 31, 2016 to the completion of the Debt Financing on or before April 4, 2017, Seattle shall pay HPE the full amount of interest and ticking or other fees and any interest on borrowings incurred to finance such amounts actually paid by HPE (without reduction) no later than ten business days following the Closing Date.

Specific Performance

In the Merger Agreement, the parties acknowledge and agree any breach of the Merger Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled, in the event of any actual or threatened default or breach of any of the terms or conditions or provisions of the Merger Agreement, the aggrieved party will have the right to specific performance and injunctive or other equitable relief in respect of its rights under the Merger Agreement or any other Transaction Document, including the right to enforce specifically the other parties’ obligations to consummate the transactions contemplated by the Merger Agreement.

Amendments

The Merger Agreement may not be amended or modified, in whole or in part, except by an instrument in writing duly signed by an authorized representative of each party to the Merger Agreement that expressly references the Merger Agreement.

Governing Law and Jurisdiction

The Merger Agreement and all actions or other proceedings that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution or performance of the Merger Agreement will be governed by and construed in accordance with Delaware law, without regard to the choice of law or conflicts of law principles (except for the duties of the members of the Micro Focus Board, which will be governed by the laws of England and Wales). Each party to the Merger Agreement has irrevocably and unconditionally submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, if such court does not have jurisdiction, any U.S. federal court sitting in Delaware, and any appellate court from any appeal thereof, in any action or other proceeding arising out of or relating to the Merger Agreement or the other Transaction Documents or the transactions contemplated by such documents.

THE SEPARATION AND DISTRIBUTION AGREEMENT

The following is a summary of the material provisions of the Separation and Distribution Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation and Distribution Agreement, which is included as an exhibit to the registration statements of which this information statement/prospectus forms a part and is incorporated herein by reference. See the section entitled “Where You Can Find Additional Information.” HPE Stockholders are urged to read the Separation and Distribution Agreement in its entirety.

This summary of the Separation and Distribution Agreement has been included to provide HPE Stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation and Distribution Agreement and not by this summary or any other information included in this information statement/prospectus. This summary is not intended to provide any other factual information about Micro Focus, Seattle Holdings, Merger Sub, HPE or Seattle. Information about Micro Focus, Merger Sub, HPE and Seattle can be found elsewhere in this information statement/prospectus and in the documents incorporated by reference into this information statement/prospectus. Descriptions regarding the assets and liabilities conveyed to Seattle and retained by HPE contained in the Separation and Distribution Agreement are qualified by certain information that has been exchanged separately between HPE and Seattle and that is not reflected in the Separation and Distribution Agreement. Accordingly, HPE Stockholders should not rely on the general descriptions of assets and liabilities in the Separation and Distribution Agreement, as they may have been modified in important ways by the information exchanged separately between HPE and Micro Focus.

Overview

The Separation and Distribution Agreement provides for the separation of HPE Software from HPE. Among other things, the Separation and Distribution Agreement specifies which assets of HPE related to HPE Software are to be transferred to, and which liabilities of HPE related to HPE Software are to be assumed by, Seattle and its subsidiaries, and sets forth when and how these transfers and assumptions will occur. The Separation and Distribution Agreement also includes procedures by which HPE and Seattle will become separate and independent companies. The matters addressed by the Separation and Distribution Agreement include the matters described below.

In consideration of the transfer of the specified assets and liabilities relating to HPE Software to Seattle or other members of the Seattle Group by HPE or other members of the HPE Group, Seattle will:

•	issue to HPE additional Seattle Shares such that the number of Seattle Shares outstanding immediately prior to the Distribution is equal to the number of Seattle Shares necessary to effect the Distribution; and
•	pay to HPE the Seattle Payment.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of HPE and Seattle as part of the separation of HPE into two independent companies, and it provides for when and how these transfers, assumptions and assignments will occur.

In particular, the Separation and Distribution Agreement provides that subject to the terms and conditions contained therein, assets related to HPE Software will generally be retained by or transferred to Seattle or another member of the Seattle Group, including, among others:

•	assets listed on certain schedules to the Separation and Distribution Agreement;
•	shares of capital stock and other equity interests in certain subsidiaries of HPE as of the date of the Separation and Distribution Agreement that, together with Seattle, will comprise the Seattle Group;
•	contracts (or portions thereof) specified or exclusively related to HPE Software;
•	assets reflected on the combined unaudited pro forma pre-tax balance sheet of HPE Software as of April 30, 2016, and any assets acquired by or for HPE Software after April 30, 2016 which would have been reflected on such balance sheet had such assets been acquired on or before April 30, 2016, subject to any dispositions of such assets subsequent to April 30, 2016 as may be permitted under the Merger Agreement, but in all events excluding all cash and cash equivalents in excess of an agreed amount;

•	certain intellectual property and technology rights allocated to the Seattle Group, as further described in the section entitled “Other Agreements—Intellectual Property Matters Agreement” below;
•	certain rights under occurrence-based insurance policies in place prior to the Distribution, but only to the extent such policies provide coverage to members of the Seattle Group without cost to HPE and its subsidiaries;
•	certain owned real property and leases of real property allocated to the Seattle Group, as further described in the section entitled “Other Agreements—Real Estate Matters Agreement” below;
•	certain office equipment, trade fixtures and furnishings located at physical sites of the Seattle Group;
•	intercompany receivables owed to a member of the Seattle Group, on the one hand, by a member of the HPE Group, on the other hand, that (1) are in respect of goods or services sold by a member of the Seattle Group and (2) are effective or outstanding as of the Distribution, after giving effect to any settlement and payment made prior to or as of the Distribution in accordance in the Separation and Distribution Agreement;
•	other assets expressly contemplated by the Separation and Distribution Agreement or any ancillary agreement as assets to be transferred to the Seattle Group; and
•	assets (other than certain intellectual property and assets retained by or transferred to the HPE Group) exclusively relating to or exclusively used in HPE Software.

All of the assets of HPE or any of its subsidiaries other than the assets allocated to the Seattle Group will be retained by or transferred to the HPE Group. The Separation and Distribution Agreement identifies specific assets that will not be allocated to the Seattle Group, including:

•	assets listed on certain schedules to the Separation and Distribution Agreement;
•	cash and cash equivalents, other than cash or cash equivalents held by or in the name of a member of the Seattle Group as of immediately prior to Closing, subject to specified exceptions;
•	shares of capital stock and other equity interests in subsidiaries and other entities held by HPE that are not members of the Seattle Group;
•	contracts not allocated to the Seattle Group;
•	intellectual property rights owned or licensed by the HPE Group that are not allocated to the Seattle Group;
•	owned real property or leases of real property allocated to the HPE Group; and
•	other assets expressly contemplated by the Separation and Distribution Agreement or any ancillary agreement as assets to be retained by the HPE Group.

The Separation and Distribution Agreement provides that liabilities related to HPE Software or any of the assets allocated to the Seattle Group will generally be retained by or transferred to the Seattle Group, including:

•	liabilities listed on certain schedules to the Separation and Distribution Agreement;
•	liabilities to the extent relating to, arising out of or resulting from (1) the operation of HPE Software at any time; (2) the operation of any business conducted by any member of the Seattle Group after the Distribution; (3) assets allocated to the Seattle Group; and (4) any environmental condition or matter relating to, arising out of or resulting from (a) any properties (or portion thereof if shared with the HPE Group) owned, leased or occupied by any member of the Seattle Group from and after the Distribution, (b) the ownership, occupancy or use of the assets allocated to the Seattle Group, (c) the presence on or release of hazardous materials on or from any assets allocated to the Seattle Group, (d) the conduct or operation of HPE Software or (e) the use, treatment, release, handling, transportation or disposal of hazardous materials by HPE Software or by or on behalf of any member of the Seattle Group;

•	liabilities reflected on the combined unaudited pro forma pre-tax balance sheet of HPE Software as of April 30, 2016, and any liabilities arising or assumed after April 30, 2016 which would have been reflected on such balance sheet had such liabilities arisen or been assumed on or before April 30, 2016, subject to any discharge of such liabilities subsequent to April 30, 2016;
•	liabilities arising out of or resulting from (1) any debt incurred by Seattle, Micro Focus or any of their respective subsidiaries to finance the Seattle Payment, (2) capitalized and operating lease obligations related to HPE Software and (3) the Seattle Indebtedness (described under “—Post-Closing Adjustment” below);
•	intercompany payables owed by a member of the Seattle Group, on the one hand, to a member of the HPE Group, on the other hand, that (1) are in respect of goods or services sold by a member of the HPE Group to a member of the Seattle Group and (2) are effective or outstanding as of the Distribution, after giving effect to any settlement and payment made prior to or as of the Distribution in accordance with the Separation and Distribution Agreement; and
•	other liabilities that are expressly provided by the Separation and Distribution Agreement or any ancillary agreement to be assumed by the Seattle Group, and all liabilities of the Seattle Group under the Separation and Distribution Agreement or any ancillary agreement.

All of the liabilities other than the liabilities allocated to Seattle will be retained by or transferred to HPE. The Separation and Distribution Agreement identifies specific liabilities that will not be allocated to Seattle, including:

•	liabilities listed on certain schedules to the Separation and Distribution Agreement;
•	liabilities of HPE or any of its affiliates to the extent relating to, arising out of or resulting from (1) any assets not allocated to the Seattle Group or (2) any businesses or operations conducted prior to the Distribution by any member of the Houston Group that are not included in HPE Software;
•	liabilities arising out of or resulting from any amounts that would constitute indebtedness of any member of the HPE Group under GAAP; and
•	other liabilities that are expressly contemplated by the Separation and Distribution Agreement or any ancillary agreement to be retained or assumed by the HPE Group, and all liabilities of the HPE Group under the Separation and Distribution Agreement or any ancillary agreement.

Information in this information statement/prospectus with respect to the assets and liabilities of Seattle and HPE following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement and the ancillary agreements, unless the context otherwise requires.

The Separation and Distribution Agreement provides that, in the event that the transfer or assignment of assets and liabilities allocated to the Seattle Group or the HPE Group, as applicable, does not occur prior to the Separation, then until such assets or liabilities are able to be transferred or assigned, the Seattle Group or the HPE Group, as applicable, will hold such assets on behalf and for the benefit of the other party and its group and will pay, perform and discharge such liabilities in the ordinary course of business, provided that a party shall not be obligated to expend any money unless the other party advances or agrees to reimburse the necessary funds.

Consents and Delayed Transfers

The Separation and Distribution Agreement provides that Seattle and HPE will use commercially reasonable efforts to obtain or make any consents, waivers, approvals, permits, authorizations, notifications, registrations, reports or filings required for the transfer or assignment of any assets or the assumption of any liabilities contemplated by the Separation and Distribution Agreement, or as required to novate or assign obligations under agreements, leases, licenses and other liabilities, or to obtain releases or substitutions such that such party and its subsidiaries are solely liable for the liabilities allocated to it under the Separation and Distribution Agreement. However, except as expressly provided in any ancillary agreement, no member of the HPE Group or the Seattle Group will be obligated to contribute capital or pay any consideration to any person in order to obtain or make such consent, waiver, approval, permit, authorization, notification, registration, report or other filing. The transfer or assignment of assets or the assumption of liabilities, as the case may be, shall be automatically deemed deferred if and to the extent that the valid, complete and perfected transfer or assignment of such assets or the assumption of such liabilities would be a violation of applicable law or require any consent, waiver, approval, permit, authorization, notification, registration, report or other filing that has not been made or obtained at or prior to the Distribution until such time as all legal impediments are removed or such consent, waiver, approval, permit, authorization, notification, registration, report or other filing has been obtained or made. The party retaining such asset will hold such asset in trust for the use and benefit of the other (at such other party’s expense) until properly conveyed. The parties’ obligations to obtain or make such consents, waivers, approvals, permits, authorizations, notifications, registrations, reports or other filings will terminate 24 months after the Distribution.

Shared Assets and Contracts

The Separation and Distribution Agreement provides that HPE and Seattle will use commercially reasonable efforts to separate assets and contracts that relate both to HPE Software and HPE’s other businesses into separate assets and contracts so that the Seattle Group or the HPE Group, as applicable, will retain the rights and benefits, and be subject to the liabilities, with respect to or arising from each shared asset or contract to the extent relating to its business. If any third-party consent to the separation of such asset or contract has not be obtained or if such separation has not otherwise been completed as of the Distribution, then HPE and Seattle will use commercially reasonable efforts to develop and implement arrangements to pass along the benefits and liabilities of the portion of any such shared asset or contracts as relates to the other party’s business. These obligations with respect to shared assets and contracts will terminate 24 months after the Distribution (or upon the expiration of any such shared contract in accordance with its terms, if earlier). HPE and Seattle will share equally any costs relating to separating shared assets and contracts.

Post-Closing Adjustment

The Separation and Distribution Agreement provides for a specified post-Closing adjustment payment to be made by one party to the other party if and to the extent that (i) the amount of working capital of HPE Software; (ii) the cash and cash equivalents held by or in the name of the members of the Seattle Group; and (iii) the amount of certain obligations for borrowed money and other indebtedness of (or any guaranties in respect of the foregoing by) any member of the Seattle Group, in each case, as of immediately prior to Closing (which we refer to as the “Seattle Indebtedness”), are greater than or less than specified targets for each such amount, as further described in the Separation and Distribution Agreement.

Disclaimer of Representations and Warranties

Except as expressly set forth in the Separation and Distribution Agreement, the Merger Agreement or any ancillary agreement, neither Seattle nor HPE makes any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the Separation, the Distribution or the Merger, as to any approvals or notifications required in connection with the transfers or assumptions, as to the value or freedom from any security interests of, or any other matter concerning, any assets of Seattle or HPE, as to the absence of any defenses or right of setoff or freedom from counterclaim with respect to any action or other asset of either Seattle or HPE or as to the legal sufficiency of any assignment, document, certificate or instrument delivered under the Separation and Distribution Agreement, the Merger Agreement or any ancillary agreement to convey title to any asset or thing of value. Except as expressly set forth in the Separation and Distribution Agreement, the Merger Agreement or any ancillary agreement, all assets are transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good or marketable title, free and clear of all security interests, and that any necessary approvals or notifications are not obtained or made or that any requirements of laws or judgments are not complied with.

The Distribution

In the Distribution, HPE will distribute all of the outstanding Seattle Shares to HPE Stockholders as of the close of business on the Distribution Record Date. The Separation and Distribution Agreement provides that the Distribution may be effected, at HPE’s option, by way of a spin-off, in which HPE would make a pro rata distribution of Seattle Shares to HPE Stockholders, or a split-off, in which HPE would exchange Seattle Shares for HPE Shares. HPE intends to effect the Distribution as a spin-off, as further described elsewhere herein.

Conditions to the Distribution

The obligation of HPE to complete the Distribution is subject to the satisfaction or waiver by HPE (subject to the limitation that Micro Focus must also consent to any waiver of the first bullet point described below, such consent not to be unreasonably withheld, conditioned or delayed) of the following conditions:

•	completion of the Reorganization in connection with the Separation substantially in accordance with the terms of the Separation and Distribution Agreement;
•	the issuance by Seattle to HPE of Seattle Shares such that the number of Seattle Shares outstanding immediately prior to the Distribution is equal to the number of Seattle Shares necessary to effect the Distribution; the payment of the Seattle Payment; and the completion of specified recapitalization transactions involving certain HPE subsidiaries;
•	delivery of an opinion to the HPE Board, in form and substance reasonably acceptable to HPE in its sole discretion, from an independent appraisal firm as to the solvency of HPE after giving effect to the Seattle Payment and the consummation of the Distribution (and such opinion not having been withdrawn, rescinded or modified in any respect adverse to HPE); and
•	satisfaction or waiver by the party entitled to the benefit thereof of the conditions to the obligations of the parties to the Merger Agreement to consummate the Merger and complete the other transactions contemplated by the Merger Agreement (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution or the Merger).

Treatment of Intercompany Agreements, Receivables and Payables; Bank and Brokerage Accounts

The Separation and Distribution Agreement provides that all agreements that are between members of the Seattle Group, on the one hand, and members of the HPE Group, on the other hand, and that do not involve any third parties will be terminated as of the Distribution, except for the Separation and Distribution Agreement, the Merger Agreement and the ancillary agreements, certain shared contracts and other arrangements specified in the Separation and Distribution Agreement.

The Separation and Distribution Agreement also provides that all intercompany receivables owed and intercompany payables due solely between members of the Seattle Group, on the one hand, and members of the HPE Group, on the other hand, that are in respect of goods or services and are effective or outstanding as of immediately prior to the Distribution will be settled and paid concurrently with the Distribution, or as promptly as practicable thereafter, subject to limited exceptions.

The Separation and Distribution Agreement further provides that concurrently with the Distribution or as soon as possible thereafter, all bank and brokerage accounts owned by a member of the Seattle Group will be de-linked from the accounts owned by any member of the HPE Group, and all bank and brokerage accounts owned by a member of the HPE Group will be de-linked from the accounts owned by any member of the Seattle Group.

Financing of the Seattle Payment

Prior to the Distribution, subject to the terms of the Merger Agreement, Seattle will enter into definitive agreements providing for indebtedness in an aggregate principal amount equal to $2.6 billion, as further described in the section entitled “Debt Financing.” Seattle will incur such indebtedness and receive the proceeds thereof prior to the Distribution in order to fund the Seattle Payment.

Certain Seattle Cash and Pension Funding

The Separation and Distribution Agreement provides that, as of Closing, HPE will cause the Seattle Group to have immediately available cash with respect to HPE Software’s defined benefits plan liabilities to be assumed by Seattle (or will have pre-funded such liabilities in whole or in part on or after September 1, 2016 and prior to Closing) in an aggregate amount agreed by the parties. Additionally, as of Closing, HPE will cause the Seattle Group to have immediately available cash or cash equivalents in an aggregate amount equal to (i) any insurance proceeds received after the date of the Separation and Distribution Agreement that were generated by assets that would have been allocated to the Seattle Group under the Separation and Distribution Agreement and (ii) the proceeds of any asset divestiture by HPE Software outside the ordinary course of business after the date of the Separation and Distribution Agreement and not otherwise contemplated by the Merger Agreement or any Transaction Document.

IT Platform

HPE will use commercially reasonable efforts to deliver to Seattle, by the Distribution, standalone information technology systems that (in combination with services provided to Seattle under the Transition Services Agreement) in and of themselves will not prevent Seattle from complying in all material respects with IFRS. If HPE has not delivered such standalone information technology systems to Seattle by the Distribution, HPE and Seattle will discuss in good faith which party will be responsible for the completion and costs of such standalone information technology systems after the Distribution.

Releases

The Separation and Distribution Agreement provides that, upon the Distribution, except as expressly provided in the Separation and Distribution Agreement, the Merger Agreement or any ancillary agreement, Seattle, on behalf of itself, its affiliates, successors and assigns, and all persons who at any time prior to the Distribution were directors, officers, agents or employees of any member of the Seattle Group, releases and forever discharges HPE and its affiliates, successors and assigns, and all persons who at any time prior to the Distribution were stockholders, members, partners, directors, managers, officers, agents or employees of any member of the HPE Group from all liabilities to the extent existing or arising from any acts and events occurring or failing to occur, and any conditions existing, at or prior to the Distribution, including in connection with the implementation of the Separation, the Distribution and the Merger. The Separation and Distribution Agreement provides that, upon the Distribution, except as expressly provided in the Separation and Distribution Agreement, the Merger Agreement or any ancillary agreement, HPE, on behalf of itself, its affiliates, successors and assigns, and all persons who at any time prior to the Distribution were stockholders, members, partners, directors, managers, officers, agents or employees of any member of the HPE Group, releases and forever discharges Seattle and its affiliates, successors and assigns, and all persons who at any time prior to the Distribution were directors, officers, agents or employees of any member of the Seattle Group from all liabilities to the extent existing or arising from any acts and events occurring or failing to occur, and any conditions existing, at or prior to the Distribution, including in connection with the implementation of the Separation, the Distribution and the Merger.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation, which agreements include, among others, the Separation and Distribution Agreement, the Merger Agreement and the ancillary agreements.

Indemnification

In the Separation and Distribution Agreement, Seattle agrees to indemnify, defend and hold harmless each member of the HPE Group, each of HPE’s affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	any liabilities allocated to the Seattle Group;
•	the failure of any member of the Seattle Group or any other person to pay, perform or otherwise promptly discharge any liabilities allocated to the Seattle Group, whether prior to, at or after Closing;
•	any guarantee, indemnification obligation, surety bond or other credit support arrangement to the extent discharged and performed by any member of the HPE Group for the benefit of any member of the Seattle Group that survives the Distribution (except to the extent related to a liability allocated to the HPE Group, and other than as a result of breach thereof by any member of the Seattle Group prior to Closing or breach thereof by any member of the HPE Group); and
•	any breach by any member of the Seattle Group of the Separation and Distribution Agreement or any of the ancillary agreements (other than the ancillary agreements that expressly contain indemnification provisions, which will be subject to the indemnification provisions contained therein) after Closing.

HPE agrees to indemnify, defend and hold harmless each member of the Seattle Group, each of Seattle’s affiliates and each of their respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities allocated to the HPE Group;
•	the failure of any members of the HPE Group or the Seattle Group to pay, perform or otherwise promptly discharge any liabilities allocated to the HPE Group, whether prior to, at or after the Distribution;
•	any guarantee, indemnification obligation, surety bond or other credit support arrangement to the extent discharged and performed by a member of the Seattle Group for the benefit of any member of the HPE Group that survives the Distribution (except to the extent related to a liability allocated to the Seattle Group, and other than as a result of breach thereof by any member of the Seattle Group after Closing); and
•	any breach by any member of the Seattle Group prior to Closing or any member of the HPE Group at any time, of the Separation and Distribution Agreement or any of the ancillary agreements (other than the ancillary agreements that expressly contain indemnification provisions, which will be subject to the indemnification provisions contained therein).

The Separation and Distribution Agreement also establishes procedures with respect to claims subject to indemnification and related matters. Under the Separation and Distribution Agreement, the amount of any indemnifiable loss will be reduced by any insurance proceeds or similar amounts actually recovered by the indemnified party in respect of the indemnifiable loss. Indemnification with respect to taxes will generally be governed solely by the Tax Matters Agreement.

Management of Claims, Litigation and Settlements

Each party to the Separation and Distribution Agreement will direct the defense or prosecution of litigation solely related to assets or liabilities allocated to such party or its group under the Separation and Distribution Agreement. With respect to litigation in which members of both the HPE Group and the Seattle Group are named and that relate to assets or liabilities of both the HPE Group and the Seattle Group, each of Seattle and HPE will be entitled to assume its own defense and will consult in good faith with each other regarding the management of the defense of such actions. Any other litigation related to assets or liabilities of both the HPE Group and the Seattle Group will be managed by the party with the greater financial exposure with respect to the litigation, provided that if an action involves the pursuit of criminal sanctions or penalties or seeks equitable or injunctive relief against any party, that party will be entitled to control the defense of the claim against such party.

Neither party may settle any action that involves assets or liabilities of the other party or its group without the prior written consent of the other party, except that if the settling party is indemnifying the other party, the settling party may settle the action without the other party’s consent so long as the settlement does not (1) result in any non-monetary remedy or relief being imposed upon any member of the other party’s group and (2) contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the other party’s group or any of its affiliates.

Insurance Policies and Coverage

Following the Distribution, the members of the Seattle Group and HPE Software will no longer be covered under the insurance policies of the HPE Group, and HPE will retain all rights to control such policies. The members of the Seattle Group will have the right to access occurrence-based coverage (to the extent such coverage exists) under the insurance policies of the HPE Group for claims asserted after the Distribution but arising out of an occurrence prior to the Distribution, but only to the extent such policies provide for such coverage without cost to HPE and its subsidiaries.

Further Assurances

In addition to the actions specifically provided for in the Separation and Distribution Agreement, each of Seattle and HPE agree to use commercially reasonable efforts prior to, at and for 12 months after the Distribution to take all actions and to do all things reasonably necessary under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Expenses

Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, HPE will be responsible for all out-of-pocket fees, costs and expenses of HPE, Seattle and any of their respective subsidiaries incurred in connection with the Separation or the Distribution prior to Closing, other than the separation expenses that Micro Focus agrees in writing should be reimbursed by Seattle to HPE. Each of HPE and Seattle will pay for all such expenses incurred by it concurrently with or after the Distribution.

Dispute Resolution

The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in certain ancillary agreements, the resolution of disputes, controversies or claims that may arise between Seattle and HPE related to such agreements, the Separation or the Distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims first by escalation of the dispute to senior management of Seattle and HPE before the parties avail themselves of any other remedies. If senior management is unable to resolve a dispute within a specified period, the dispute may be submitted by either party to mediation in accordance with the Separation and Distribution Agreement. If the parties are unable to resolve the dispute through mediation within a specified period, the dispute may be submitted by either party to binding arbitration in accordance with the Separation and Distribution Agreement.

Termination

The Separation and Distribution Agreement will terminate simultaneously with a valid termination of the Merger Agreement prior to the Distribution. Except for a termination described in the immediately preceding sentence, prior to the Distribution, Seattle may not agree to terminate the Separation and Distribution Agreement without the prior written consent of Micro Focus (not to be unreasonably withheld, conditioned or delayed). After the Distribution, the Separation and Distribution Agreement may not be terminated except by an agreement in writing signed by each of HPE and Seattle. In the event of such a termination, neither party, nor any of their respective officers and directors, will have any liability to any person by reason of the Separation and Distribution Agreement.

Other Matters

The Separation and Distribution Agreement also governs, among other matters, access to information, confidentiality, access to and provision of witnesses and records, counsel and legal privileges and treatment of outstanding guarantees.

OTHER AGREEMENTS

Employee Matters Agreement

The Employee Matters Agreement entered into on September 7, 2016 governs the allocation of liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters in connection with the Separation.

The Employee Matters Agreement provides that Seattle and its subsidiaries generally will be responsible for liabilities associated with active employees who report directly or indirectly to the Executive Vice President and General Manager, Software for HPE or who serve in a global functions role that is primarily dedicated to supporting HPE Software (collectively, the “Seattle Employees”), other than certain of such liabilities that are specifically allocated to HPE and its subsidiaries under the Employee Matters Agreement, and HPE and its subsidiaries (other than Seattle and its subsidiaries) generally will retain liabilities associated with all active employees who are not Seattle Employees and all former employees.

Under the terms of the Employee Matters Agreement, (i) HPE equity awards granted to Seattle Employees after May 24, 2016 and prior to September 1, 2016 that remain outstanding and unvested as of immediately prior to Closing will be assumed by Micro Focus and converted into equivalent unvested awards relating to Micro Focus Shares and (ii) HPE will be solely responsible for the settlement of, and all other liabilities relating to, all other HPE equity awards held by the Seattle Employees (including (x) all such awards that were outstanding as of May 24, 2016, the vesting of which will be accelerated on the Distribution Date, (y) any such awards that otherwise vest prior to Closing and (z) any such awards granted on or after September 1, 2016).

Micro Focus’ incentive equity awards are not impacted by the Transactions and will remain outstanding in accordance with their existing terms after Closing.

Tax Matters Agreement

The Tax Matters Agreement, which will be entered into at or shortly prior to the Distribution Date, sets forth the terms and conditions regarding the allocation of taxes between HPE and Seattle following the Distribution.

Pursuant to the Tax Matters Agreement, each of HPE and Seattle will be entitled to be indemnified by the other party with respect to certain tax matters, including in respect of taxes which are attributable to the other party and taxes arising from certain actions (or failures to act) by the other party or certain transactions with respect to the stock or assets of the party that, in each case, would affect the intended tax treatment of the Distribution or certain related transactions. The Tax Matters Agreement also includes a customary general pre- and post- Closing allocation between HPE and Seattle of HPE Software’s taxes incurred in the ordinary course of business and establishes procedures for preparing tax returns and handling tax audits and proceedings.

In addition, under the Tax Matters Agreement, the Enlarged Group will, during the two year period following the Distribution Date, be restricted from taking certain actions that could adversely affect the intended tax treatment of the Distribution and certain related transactions unless, prior to taking any such actions, Micro Focus or Seattle obtains an unqualified opinion from its tax advisers or ruling from the IRS, in each case, satisfactory to HPE, confirming that the restricted action or actions will not affect the intended tax treatment of the Distribution or certain related transactions. These restrictions may limit the Enlarged Group’s ability to pursue certain strategic transactions or engage in certain other transactions, including share issuances, certain debt issuances, business combinations, transactions (other than the Merger) that would (when combined with certain other transactions or changes in ownership of Seattle Shares) have the effect of causing one or more persons to acquire (directly or indirectly) shares comprising 40% or more of the vote or value of all outstanding Seattle Shares, sales of assets, partial and full liquidations, the cessation of the active conduct of certain businesses, amendments of organizational documents, actions that affect the voting rights of Seattle Shares, share redemptions and repurchases.

Intellectual Property Matters Agreement

The Intellectual Property Matters Agreement, which will be entered into at or shortly prior to Closing, sets forth the terms and conditions regarding (i) the allocation and transfer by the HPE Group to Seattle of intellectual property used exclusively by HPE Software, (ii) the licensing from the HPE Group to Seattle of other intellectual property used by HPE Software prior to Closing and (iii) the licensing from Seattle to the HPE Group of certain intellectual property transferred to Seattle at or prior to Closing which were used by the HPE Group (other than HPE Software) prior to Closing.

The HPE Group will transfer to Seattle (i) all registered intellectual property rights (including patents, trademarks, copyrights and domain names) which are set forth in a schedule to the Intellectual Property Matters Agreement and (ii) all unregistered intellectual property rights owned by the HPE Group that exclusively relate to HPE Software.

HPE (on behalf of itself and the other members of the HPE Group) will grant to Seattle, Micro Focus and their respective subsidiaries a perpetual, non-exclusive and royalty-free license of certain intellectual property retained by the HPE Group that was used in the operation of HPE Software prior to Closing.

Seattle will grant to the HPE Group a perpetual, non-exclusive and royalty-free license of certain intellectual property rights transferred to Seattle pursuant to the Intellectual Property Matters Agreement that was used by the HPE Group (other than HPE Software) prior to Closing.

The Intellectual Property Matters Agreement will remain in effect in perpetuity unless terminated by mutual agreement of HPE and Seattle.

Transition Services Agreement

The Transition Services Agreement, which will be entered into at or shortly prior to Closing, sets forth the terms and conditions under which HPE and Seattle will provide various services (such as IT services) to each other after Closing on a transitional basis in connection with the Separation.

HPE and Seattle will agree to provide to each other and their respective subsidiaries (and, in the case of HPE, to Micro Focus and its subsidiaries) specific transitional services set forth on schedules to the Transition Services Agreement and, subject to certain requirements, such other services required to operate HPE Software or the other businesses of HPE, as applicable, in substantially the same manner following Closing.

The initial term of the Transition Services Agreement will be nine months, and each party in certain circumstances may extend the term of services it will receive for up to two three-month periods (for a total term of up to 15 months).

Each party, as recipient, will pay to the other, as provider, the provider’s actual costs in providing the services plus a markup of 5% for the initial term of a service, 10% during the first renewal term for a service, and 15% for the second renewal term for a service.

Each party’s payments to the other party for which it is responsible as recipient of the services will be subject to a quarterly cap.

Each party, as recipient, may terminate the Transition Services Agreement with respect to all or part of any service for convenience (subject to an applicable notice period) or the provider’s failure to perform a material obligation (subject to a 30-day cure period). Each party, as provider, may terminate the Transition Services Agreement with respect to one or more services (in their entirety) for the recipient’s material breach of any obligations (subject to a 60-day cure period). The recipient will be required to pay to the provider certain breakage or termination fees and costs or, with respect to the termination of a part of an individual service, any costs incurred by the provider in connection with such termination that would not have otherwise been incurred but for the termination, to the extent such costs cannot reasonably be mitigated or eliminated.

Real Estate Matters Agreement

The Real Estate Matters Agreement, which will be entered into at or shortly prior to Closing, sets forth the terms and conditions regarding the separation of HPE Software’s real estate from HPE, including providing for the transfer of certain properties by HPE to Seattle.

HPE and Seattle will agree that each will use commercially reasonable efforts to obtain any landlord consents required in connection with the transfer of the leased properties. Seattle will also be entitled to receive rental income from HPE Software property in the event that such property has not been transferred by HPE prior to Closing.

A form of deed, assignment of lease, lease and sublease are attached as exhibits to the Real Estate Matters Agreement. Such forms have been, or will be, subsequently further negotiated to address the particular local requirements of each property transfer.

DEBT FINANCING

The Facilities Agreements comprise (i) the New Micro Focus Facility Agreement, which will make available the Micro Focus Facilities and (ii) the New Seattle Facility Agreement, which will make available the Seattle Term Loan Facility. Within two business days following Closing, the New Facilities are expected to be cross-guaranteed and secured on a pari passu basis by identical guarantors and collateral. Prior to the Merger, the obligations under the Seattle Term Loan Facility shall not be guaranteed by Micro Focus or any of its subsidiaries and the obligations under the Micro Focus Facilities shall not be guaranteed by Seattle or any of its subsidiaries.

Pursuant to Amendment No. 3, the Existing Facilities Agreement was amended to (i) reduce the pricing of the Facility B-2 term loans, (ii) refinance the Facility C term loans, (iii) provide for the borrowing of the Facility B-3 term loans and Euro Facility term loans into escrow, (iv) provide for the conversion of the Existing Facilities Agreement into the New Micro Focus Facility Agreement on a date anticipated to be one business day prior to Closing pursuant to the terms and conditions of the escrow credit agreement and (v) make certain other changes to the Existing Facilities Agreement. The New Micro Focus Facility Agreement will include three tranches of term loans. The Facility B-2 term loans shall amortize in quarterly instalments of 0.25% of the principal amount per quarter, starting with the second full financial quarter after Closing, with the balance repayable on November 20, 2021 (or if such anniversary is not a business day, the next preceding business day). The Facility B-3 term loans shall amortize in quarterly instalments of 0.25% of the principal amount per quarter, starting with the second full financial quarter after Closing, with the balance repayable on the seventh anniversary of the closing date of the Amendment No. 3. Euro Facility term loans shall amortize in quarterly instalments of 0.25% of the principal amount per quarter, starting with the second full financial quarter after Closing, with the balance repayable on the seventh anniversary of the closing date of Amendment No. 3. Revolving loans are repayable on the fifth anniversary of the closing date of Amendment No. 3.

The initial term loans under the New Seattle Facility Agreement are expected to be initially incurred by a newly formed domestic subsidiary of Seattle pursuant to an escrow credit agreement. On a date anticipated to be one business day prior to Closing, such loans will be converted and deemed issued under the New Seattle Facility Agreement pursuant to the terms and conditions of the escrow credit agreement.

Interest on the initial term loans or revolving loans in the New Micro Focus Facility Agreement is calculated at margins over Alternate Base Rate or Adjusted Eurocurrency Rate of (i) in the case of the initial Facility B-2 term loans, 1.50% and 2.50% respectively (ratcheting down to 1,25% and 2.25% respectively if the first lien leverage ratio is less than or equal to 3:1), (ii) in the case of the initial Facility B-3 term loans, 1.75% and 2.75% respectively (ratcheting down to 1.50% and 2.50% respectively if the first lien leverage ratio is less than or equal to 3:1, (iii) in the case of the initial Euro Facility term loans, 3.00% over Adjusted Eurocurrency Rate (ratcheting down to 2.75% if the first lien leverage ratio is less than or equal to 3:1) and (iv) in the case of the initial revolving loans, 2.50% and 3.50% respectively (ratcheting down to 2.25% and 3.25% respectively if the first lien leverage ratio is less than or equal to 3:1).

The initial term loans in the New Seattle Facility Agreement shall amortize in quarterly instalments of 0.25% of the principal amount per quarter, starting with the second full financial quarter after Closing, with the balance repayable on the seventh anniversary of closing date of Amendment No.3. Pursuant to the New Seattle Facility Agreement, interest on the initial term loans under the New Seattle Facility Agreement is calculated at margins over Alternate Base Rate or Adjusted Eurocurrency Rate of 1.75% and 2.75% respectively (ratcheting down to 1.50% and 2.50% respectively if the first lien leverage ratio is less than or equal to 3:1).

In addition, a commitment fee of 0.50% (ratcheting down to 0.375% if the first lien leverage ratio is less than or equal to 3:1) is payable on undrawn amounts of the revolving loans under the Micro Focus Facilities. The Micro Focus Facilities will contain representations and warranties, affirmative and negative covenants binding Micro Focus and its restricted subsidiaries (including after Closing, Seattle and its restricted subsidiaries) and events of default. The only financial covenant attaching to the Micro Focus Facilities is an aggregate net first lien leverage covenant which only applies to the Revolving Credit Facility in circumstances where more than 35% of the Revolving Credit Facility (excluding certain letters of credit) is outstanding at a fiscal quarter end.

Additionally, the Seattle Term Loan Facility will contain representations and warranties, affirmative and negative covenants binding Seattle and its restricted subsidiaries (and, after Closing, Micro Focus and its restricted subsidiaries) and events of default. The Seattle Term Loan Facility will not contain any financial covenants.

If an event of default occurs and is continuing under the Micro Focus Facilities the lenders under the Micro Focus Facilities will, subject to certain limitations and exceptions, be entitled to accelerate repayment of the Micro Focus Facilities, cancel any unutilized commitment and enforce their rights under the guarantees and security.

Additionally, if an event of default occurs and is continuing under the Seattle Term Loan Facility the lenders under the Seattle Term Loan Facility will, subject to certain limitations and exceptions, be entitled to accelerate repayment of the Seattle Term Loan Facility, cancel any unutilized commitment and enforce their rights under the guarantees and security.

The term loans under the Micro Focus Facilities will include provisions requiring mandatory prepayment subject to a minimum threshold in certain circumstances, in relation to (i) amounts received from the incurrence of debt; (ii) net cash proceeds from certain permitted categories of asset sales and other dispositions of property; (iii) insurance proceeds in respect of a property or asset; and (iv) a percentage of annual excess cash flow (based upon achievement of certain specified net first lien leverage ratios).

The term loans under the Seattle Term Loan Facility will also include provisions requiring mandatory prepayment subject to a minimum threshold in certain circumstances, in relation to (i) amounts received from the incurrence of debt; (ii) net cash proceeds from certain permitted categories of asset sales and other dispositions of property; (iii) insurance proceeds in respect of a property or asset; and (iv) a percentage of annual excess cash flow (based upon achievement of certain specified net first lien leverage ratios).

DESCRIPTION OF THE MICRO FOCUS AMERICAN DEPOSITARY SHARES

For the purposes of this section, (i) “you” and “your” refer to each HPE Stockholder as of the close of business on the Distribution Record Date, each of whom will be entitled to receive Seattle Shares in the Distribution, with such Seattle Shares being converted into Micro Focus ADSs in the Merger, as further described elsewhere in this information statement/prospectus, and each future holder of Micro Focus ADSs, in each case, in his, her or its capacity as such, and (ii) references to “we,” “us” and “our” mean Micro Focus (and not, for the avoidance of doubt, Seattle or HPE).

Micro Focus ADSs

The Depositary will register and deliver the Micro Focus ADSs. Each Micro Focus ADS will represent ownership of one Micro Focus Share deposited with Deutsche Bank AG, London Branch, as custodian for the Depositary. Each Micro Focus ADS will also represent ownership of any other securities, cash or other property which may be held by the Depositary. The Depositary’s principal office at which the Micro Focus ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the Depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System (“DRS”) is a system administered by The Depository Trust Company (“DTC”) pursuant to which the Depositary may register the ownership of uncertificated Micro Focus ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the Micro Focus ADS holders entitled thereto.

Micro Focus ADS holders are not Micro Focus Shareholders and accordingly, you, as a Micro Focus ADS holder, will not have shareholder rights. English law governs Micro Focus Shareholder rights. The Depositary will be the holder of the Micro Focus Shares underlying your Micro Focus ADSs. As a holder of Micro Focus ADSs, you will have Micro Focus ADS holder rights. The Deposit Agreement among us, the Depositary and you, as a Micro Focus ADS holder, and the beneficial owners of Micro Focus ADSs sets out Micro Focus ADS holder rights as well as the rights and obligations of the Depositary. The laws of the State of New York govern the Deposit Agreement and the Micro Focus ADSs.

The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by the full text of the Deposit Agreement and the form of ADR, which you should read in their entirety, and which are included as exhibits to the registration statements of which this information statement/prospectus forms a part and incorporated herein by reference. See the section entitled “Where You Can Find More Information.”

Holding the Micro Focus ADSs

How will you hold your Micro Focus ADSs?

You may hold Micro Focus ADSs either (i) directly (a) by having an ADR, which is a certificate evidencing a specific number of Micro Focus ADSs, registered in your name, or (b) by holding Micro Focus ADSs in DRS, or (ii) indirectly through your broker or other financial institution. If you hold Micro Focus ADSs directly, you are a Micro Focus ADS holder. This description assumes you hold your Micro Focus ADSs directly. Micro Focus ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the Micro Focus ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Micro Focus ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the Micro Focus ADSs?

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Micro Focus Shares or other deposited securities, after deducting applicable fees and expenses. You will receive these distributions in proportion to the number of Micro Focus Shares your Micro Focus ADSs represent as of the record date set by the Depositary with respect to the Micro Focus ADSs (which will be as close as practicable to the record date for the Micro Focus Shares).

•	Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the Micro Focus Shares or any net proceeds from the sale of any Micro Focus Shares, rights, securities or other entitlements into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States. If that is not practical or lawful or if any government approval is needed and cannot be obtained with respect to any particular Micro Focus ADS holder, the Deposit Agreement allows the Depositary either to distribute the foreign currency to the Micro Focus ADS holder, or to hold the foreign currency for the account of the Micro Focus ADS holder, in which case it will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the Depositary, that must be paid, will be deducted. See the sections entitled “—Fees and Expenses” and “—Payment of Taxes.” The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents down to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The Depositary may, or upon our instructions will, distribute additional Micro Focus ADSs representing any Micro Focus Shares we distribute as a dividend or free distribution. The Depositary will only distribute whole Micro Focus ADSs. It will sell any Micro Focus Shares that would require it to deliver a fractional Micro Focus ADS and distribute the net proceeds in the same way as it does cash. If the Depositary does not distribute additional Micro Focus ADSs, the outstanding Micro Focus ADSs will, to the extent permissible by law, also represent the new Micro Focus Shares. The Depositary may also sell all or a portion of the Micro Focus Shares that it has not distributed, and distribute the net proceeds in the same way as it does cash. Additionally, the Depositary may sell a portion of the distributed Micro Focus Shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.
•	Elective Distributions in Cash or Shares. If we offer Micro Focus Shareholders the option to receive dividends in either cash or shares, the Depositary, after consultation with us and having received timely notice as described in the Deposit Agreement of such elective distribution by us, will make such elective distribution available to you as a Micro Focus ADS holder. We must first timely instruct the Depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The Depositary could decide it is not legal or reasonably practical to make such elective distribution available to you. In such case, the Depositary shall, on the basis of the same determination as is made in respect of the Micro Focus Shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional Micro Focus ADSs representing Micro Focus Shares in the same way as it does in a share distribution. The Depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in Micro Focus ADSs. You may not be given the opportunity to receive elective distributions on the same terms and conditions as the Micro Focus Shareholders.
•	Rights to Subscribe for Additional Shares. If we offer Micro Focus Shareholders any rights to subscribe for additional shares or any other rights, the Depositary, after consultation with us and having received timely notice as described in the Deposit Agreement of such distribution by us, will make these rights available to you as a Micro Focus ADS holder. We must first timely instruct the Depositary to make such rights available to you and furnish the Depositary with satisfactory evidence that it is legal to do so. If the Depositary decides it is not legal and reasonably practicable to make the rights available, or if rights have been made available but have not been exercised and appear to be about to lapse, the Depositary may, if it determines it is lawful and reasonably practicable to do so, endeavor to sell the rights and distribute the net proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, it will establish procedures to enable you to exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver Micro Focus ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. The Depositary will sell shares that would require it to deliver a fractional Micro Focus ADS and distribute the net proceeds in the same way as it does with cash.

The Depositary may sell a portion of the distributed rights sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

You may not be given the opportunity to exercise rights on the same terms and conditions as the Micro Focus Shareholders, or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the Deposit Agreement, from us with the request to make any such distribution available to you, and provided the Depositary has, upon consultation with us if practicable, determined such distribution is lawful and reasonably practicable and in accordance with the terms of the Deposit Agreement, the Depositary will send to you anything else we distribute on deposited securities by any means it thinks are practicable. If the Depositary cannot make a distribution in this way, it may endeavor to sell what we distributed and distribute the net proceeds in the same way as it does cash. If the Depositary is unable to sell what we distribute, it may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration. In that case you will receive nominal or no value for the property. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses and any taxes and governmental charges in connection with that distribution.

The Depositary is not responsible if it reasonably determines, to the extent permitted to do so under the Deposit Agreement, that it is unlawful or impractical to make a distribution available to any Micro Focus ADS holders. Other than with respect to the Merger, we have no obligation to register Micro Focus ADSs, shares, rights or other securities under the Securities Act. Other than with respect to the Merger, we also have no obligation to take any other action to permit the distribution of Micro Focus ADSs, shares, rights or anything else to Micro Focus ADS holders. This means that you may not receive the distributions we make on Micro Focus Shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are Micro Focus ADSs issued?

The Depositary will issue Micro Focus ADSs to you or your broker upon the deposit of Micro Focus Shares by Micro Focus with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Micro Focus ADSs in the names you request and will deliver the Micro Focus ADSs to or upon the order of the person or persons entitled thereto.

How do Micro Focus ADS holders cancel an American Depositary Share?

You may turn in your Micro Focus ADSs at the Depositary’s principal office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will direct the custodian to deliver the Micro Focus Shares and any other deposited securities underlying the Micro Focus ADSs to you or a person you designate.

How do Micro Focus ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated Micro Focus ADSs. The Depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated Micro Focus ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a holder of uncertificated Micro Focus ADSs requesting the exchange of uncertificated Micro Focus ADSs for certificated Micro Focus ADSs, the Depositary will execute and deliver to you an ADR evidencing those Micro Focus ADSs.

Voting Rights

How do you vote?

You may instruct the Depositary to vote the Micro Focus Shares or other deposited securities underlying your Micro Focus ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the Micro Focus Shares underlying your Micro Focus ADSs. However, there can be no guarantee that you will know about any applicable meeting of Micro Focus Shareholders sufficiently far in advance to withdraw the Micro Focus Shares underlying your Micro Focus ADSs in time to vote such Micro Focus Shares at such meeting.

Upon timely notice from us as described in the Deposit Agreement, the Depositary will notify you of any upcoming vote and arrange to deliver our voting materials to you by regular mail delivery or by electronic transmission. The materials will (i) describe the matters to be voted on, (ii) explain how you may instruct the Depositary to vote the Micro Focus Shares or other deposited securities underlying your Micro Focus ADSs as you direct and (iii) include an express indication that if no vote is timely received or instructions are timely received that do not specify the manner in which the Depositary is to vote, then no vote will be placed on your behalf.

For your voting instructions to be valid, the Depositary must receive them in writing on or before the date specified. The Depositary will, subject to timely receipt of valid voting instructions, applicable law and the provisions of the Deposit Agreement, the deposited securities and the Micro Focus Articles, vote or have its agents vote the Micro Focus Shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. If we timely requested the Depositary to solicit instructions of holders of Micro Focus ADSs but no instructions are received by the Depositary from an owner with respect to any of the deposited securities represented by the Micro Focus ADSs of that owner on or before the date established by the Depositary for such purpose, the Depositary shall not place any votes whatsoever with respect to the deposited securities.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the deposited securities underlying your Micro Focus ADSs. In addition, to the extent the Depositary or its agents act without gross negligence or willful misconduct, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which any vote is cast. This means that you may not be able to exercise your right to vote and you may have no recourse if the Micro Focus Shares underlying your Micro Focus ADSs are not voted as you requested. In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, we will use reasonable efforts to give the Depositary notice of any meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

As a Micro Focus ADS holder, you will be required to pay the following service fees to the Depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your Micro Focus ADSs):

Service		Fees
•
To any person to which Micro Focus ADSs are issued or to any person to which a distribution is made in respect of Micro Focus ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per Micro Focus ADS issued
•	Cancellation of Micro Focus ADSs, including termination of the Deposit Agreement	Up to US$0.05 per Micro Focus ADS cancelled
•	Distribution of cash dividends	Up to US$0.05 per Micro Focus ADS held
•	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per Micro Focus ADS held
•	Distribution of Micro Focus ADSs pursuant to exercise of rights.	Up to US$0.05 per Micro Focus ADS held
•	Depositary services	Up to US$0.05 per Micro Focus ADS held on the applicable record date(s) established by the Depositary

As a Micro Focus ADS holder, you will also be responsible for paying certain fees and expenses incurred by the Depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your Micro Focus ADSs) such as the following:

•	Fees for the transfer and registration of Micro Focus Shares charged by the registrar and transfer agent for the Micro Focus Shares in the United Kingdom (i.e., upon deposit and withdrawal of Micro Focus Shares);
•	Expenses incurred for converting foreign currency into U.S. dollars;
•	Expenses for cable, telex, fax and electronic transmissions and for delivery of securities;
•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Micro Focus Shares are deposited or withdrawn from deposit);
•	Fees and expenses incurred in connection with the delivery of Micro Focus Shares on deposit or the servicing of Micro Focus Shares, deposited securities and/or Micro Focus ADSs; and
•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Micro Focus Shares, deposited securities and Micro Focus ADSs.

The Depositary fees payable upon the issuance and cancellation of Micro Focus ADSs are typically paid to the Depositary by the brokers (on behalf of their clients) receiving the newly issued Micro Focus ADSs from the Depositary and by the brokers (on behalf of their clients) delivering the Micro Focus ADSs to the Depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to Micro Focus ADS holders and the Depositary services fee are charged by the Depositary to the holders of record of Micro Focus ADSs as of the applicable Micro Focus ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., share dividends, rights), the Depositary charges the applicable fee to the Micro Focus ADS record date holders concurrent with the distribution. In the case of Micro Focus ADSs registered in the name of the investor (whether certificated or uncertificated in DRS), the Depositary sends invoices to be paid to the applicable record date Micro Focus ADS holders. In the case of Micro Focus ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the Micro Focus ADSs held in DTC) from the brokers and custodians holding Micro Focus ADSs in their DTC accounts. The brokers and custodians that hold their clients’ Micro Focus ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the Micro Focus ADS holder.

The Depositary has agreed to reimburse us for certain expenses we incur that are related to the establishment and maintenance of the ADS program upon such terms and conditions as we and the Depositary may agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your Micro Focus ADSs or on the deposited securities represented by any of your Micro Focus ADSs. The Depositary may refuse to register or transfer your Micro Focus ADSs or allow you to withdraw the deposited securities represented by your Micro Focus ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Micro Focus ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Micro Focus ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the Micro Focus Depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate or withholding or other tax benefit obtained for you in accordance with instructions of documentation provided by you. Your obligations under this paragraph shall survive any transfer of ADSs, any surrender of ADRs and withdrawal of deposited securities or the termination of the Deposit Agreement.

Reclassifications, Recapitalizations and Mergers

If we:
Change the par value of the Micro Focus Shares
Reclassify, split up, subdivide or consolidate any of the deposited securities
Distribute securities on the Micro Focus Shares that are not distributed to you
or
Recapitalize, reorganize, merge, liquidate, sell our assets, or take any similar action

Then:
The cash, shares or other securities received by the Depositary will become deposited securities to the extent permitted by law, and each Micro Focus ADS will automatically represent its equal share of the new deposited securities.

The Depositary may deliver new Micro Focus ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If any securities received by the Depositary may not be lawfully distributed to some or all holders of Micro Focus ADSs, the Depositary may sell such securities and distribute the net proceeds in the same way as it does cash.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations, or materially prejudices a substantial existing right of Micro Focus ADS holders, it will not become effective for outstanding Micro Focus ADSs until 30 days after the Depositary notifies Micro Focus ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Micro Focus ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended. If any new laws are adopted that would require the Deposit Agreement to be amended in order to comply therewith, we and the Depositary may amend the Deposit Agreement in accordance with such laws and such amendment may become effective before notice thereof is given to Micro Focus ADS holders.

How may the Deposit Agreement be terminated?

The Depositary will terminate the Deposit Agreement if we ask it to do so, in which case the Depositary will give notice to you at least 90 days prior to termination. The Depositary may also terminate the Deposit Agreement if the Depositary has told us that it would like to resign, or if we have removed the Depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else:

•	Collect distributions on the deposited securities;
•	Sell rights and other property; and
•	Deliver Micro Focus Shares and other deposited securities upon cancellation of Micro Focus ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the Depositary may sell any remaining deposited securities by public or private sale.

After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the Micro Focus ADS holders that have not surrendered their Micro Focus ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations under the Deposit Agreement will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Books of Depositary

The Depositary will maintain Micro Focus ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of the business of Micro Focus or matters relating to the Micro Focus ADSs or the Deposit Agreement.

The Depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law, if such action is deemed necessary or advisable by the Depositary or us, in good faith, because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or Micro Focus ADSs are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the deposited securities, or any meeting of Micro Focus Shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary and the custodian; limits on liability to holders of Micro Focus ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary and the custodian. It also limits our liability and the liability of the Depositary and the custodian as follows:

•	We, the Depositary and the custodian are only obligated to take the actions specifically set forth in the Deposit Agreement without gross negligence or willful misconduct;
•	We, the Depositary and the custodian are not liable if we or they are prevented or delayed by law or circumstances beyond our or their control from performing our or their obligations under the Deposit Agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or securities exchange of any applicable jurisdiction, any present or future provisions of the Micro Focus Articles, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our or their control, as set forth in the Deposit Agreement;
•	We, the Depositary and the custodian are not liable if we or they exercise, or fail to exercise, discretion permitted under the Deposit Agreement;
•	We, the Depositary and the custodian are not liable for the inability of any holder of Micro Focus ADSs to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities that is not made available to holders of Micro Focus ADSs under the terms of the Deposit Agreement;
•	We, the Depositary and the custodian have no obligation to become involved in a lawsuit or other proceeding related to the Micro Focus ADSs or the Deposit Agreement on your behalf or on behalf of any other party if in our or the Depositary’s opinion, as applicable, such proceeding may subject us or the Depositary, as applicable, to expense or liability, unless satisfactory indemnity against all expenses and liabilities is furnished as often as may be required;
•	We, the Depositary and the custodian may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;
•	We, the Depositary and the custodian disclaim any liability for any action or inaction in reliance on the advice or information of legal counsel, accountants, any person presenting Micro Focus Shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any other person believed in good faith to be competent to give such advice or information; and

•	We, the Depositary and the custodian disclaim any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the Deposit Agreement or otherwise.

The Depositary and any of its agents also disclaim any liability for any of the following, in each case, to the extent the Depositary or its agents act without gross negligence or willful misconduct:

•	Failure to carry out any instructions to vote;
•	Manner in which any vote is cast;
•	Effect of any vote;
•	Failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the Deposit Agreement;
•	Failure or timeliness of any notice from us, the content of any information submitted to the Depositary (or its agent) by us for distribution to you or for any inaccuracy of any translation thereof;
•	Any investment risk associated with the acquisition of an interest in the deposited securities;
•	The validity or worth of the deposited securities;
•	The creditworthiness of any third party;
•	Any tax consequences that may result from ownership of Micro Focus ADSs, Micro Focus Shares or deposited securities; and
•	Any acts or omissions made by a successor depositary.

In addition, the Deposit Agreement provides that each party to the Deposit Agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the Depositary or Micro Focus related to the Micro Focus Shares, the Micro Focus ADSs or the Deposit Agreement.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will issue, deliver or register a transfer of a Micro Focus ADS, split-up, subdivide or combine Micro Focus ADSs, make a distribution on a Micro Focus ADS, or permit the withdrawal of Micro Focus Shares, the Depositary may require the following:

•	Payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Micro Focus Shares or other deposited securities and payment of the applicable fees, expenses and charges of the Depositary;
•	Satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the Deposit Agreement; and
•	Compliance with applicable laws and governmental regulations, and such reasonable regulations and procedures as the Depositary may establish, from time to time, consistent with the Deposit Agreement and applicable law, including presentation of transfer documents.

The Depositary may refuse to issue and deliver Micro Focus ADSs or register transfers of Micro Focus ADSs generally when the register of the Depositary or our transfer books are closed or at any time if the Depositary or we think it is necessary or advisable to do so.

Your right to receive the Micro Focus Shares underlying your Micro Focus ADSs

You have the right to cancel your Micro Focus ADSs and withdraw the underlying Micro Focus Shares at any time except in the following instances:

•	when temporary delays arise because: (1) the Depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Micro Focus Shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the Micro Focus Shares;
•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Micro Focus ADSs or to the withdrawal of Micro Focus Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

The Deposit Agreement provides that, to the extent available by the Depositary, Micro Focus ADSs shall be evidenced by uncertificated ADRs issued through DRS/Profile, unless certificated ADRs are specifically requested by the ADS holder. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated Micro Focus ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the Micro Focus ADS holders entitled thereto. The Profile Modification System, or Profile, is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a Micro Focus ADS holder, to direct the Depositary to register a transfer of those Micro Focus ADSs to DTC or its nominee and to deliver those Micro Focus ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the Micro Focus ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant claiming to be acting on behalf of a Micro Focus ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the Micro Focus ADS holder (notwithstanding any requirements under the Uniform Commercial Code).

DESCRIPTION OF SEATTLE CAPITAL STOCK

The following summary describes the material terms of Seattle’s capital stock and the provisions of the certificate of incorporation and the bylaws of Seattle, in each case as in effect as of the date of this information statement/prospectus, but it does not purport to describe all of the terms thereof.

Capital Stock of Seattle

The Seattle certificate of incorporation authorizes the issuance of (i) 1,000 shares, par value $0.01 per share, of Class A common stock (referred to herein as the Seattle Shares), (ii) 100 shares, par value $0.01 per share, of Class B common stock and (iii) 100 shares, par value $0.01 per share, of preferred stock. As of             , 2017, there were 100 Seattle Shares and 10 shares of Seattle Class B common stock issued and outstanding, all of which are held directly by HPE, and no shares of Seattle preferred stock issued or outstanding. No Seattle securities (including the Seattle Shares to be distributed in the Distribution) are or will be publicly traded. As of the date of this information statement/prospectus, none of the directors and executive officers of HPE or Seattle own any Seattle Shares.

Prior to the Distribution, Seattle will amend its certificate of incorporation and take all other actions necessary to authorize a number of Seattle Shares and to issue to HPE a number of Seattle Shares such that the number of Seattle Shares outstanding immediately prior to the Distribution equals the number of Seattle Shares necessary to effect the Distribution in accordance with the Separation and Distribution Agreement. On the Distribution Date, HPE will distribute all of the outstanding Seattle Shares pro rata to HPE Stockholders of record as of the close of business on the Distribution Record Date. Immediately following completion of the Distribution, HPE will cease to hold any Seattle Shares. All Seattle Shares distributed in the Distribution will be automatically converted into the right to receive Micro Focus ADSs in the Merger, as further described elsewhere herein.

The outstanding shares of Series A Junior Participating Redeemable Preferred Stock of HPE, which are held by a wholly owned subsidiary of HPE as of the date of this information statement/prospectus, will be automatically redeemed for shares of Seattle Class B common stock at the effective time of the Distribution, as further described in the Current Report on Form 8-K filed by HPE with the SEC on March 20, 2017. As further described in such Current Report on Form 8-K, the automatic redemption of these shares of Series A Junior Participating Redeemable Preferred Stock of HPE is intended to ensure that this subsidiary of HPE does not retain HPE Shares following the Distribution.

Each holder of Seattle Shares is entitled to ten votes per share, and each holder of shares of Seattle Class B common stock is entitled to one vote per share, on all matters for which holders of Seattle common stock have voting power. The Seattle Shares and the shares of Seattle Class B common stock vote together as a single class on all matters. Holders of Seattle Shares and shares of Seattle Class B common stock are entitled to receive an equal amount per share of dividends and other distributions that may be declared by Seattle’s board of directors. In the event of Seattle’s liquidation, dissolution or winding up, holders of Seattle Shares and shares of Seattle Class B common stock will be entitled to receive an equal amount per share of any assets available for distribution to holders of Seattle Shares and shares of Seattle Class B common stock after the rights of the holders of the Seattle preferred stock (if any is outstanding) have been satisfied.

Limitation of Liability of Directors; Indemnification of Directors

Seattle’s certificate of incorporation provides that no director will be personally liable to Seattle or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the DGCL. The Seattle certificate of incorporation does not eliminate Seattle’s directors’ duties of care and loyalty. The inclusion of this exculpation provision in the Seattle certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against Seattle directors for a breach of their fiduciary duties.

The bylaws of Seattle provide that Seattle is required to indemnify its directors and officers and any person who is or was serving at the request of Seattle as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by applicable law.

Amendment of Bylaws

To the extent permissible under the DGCL and the certificate of incorporation of Seattle, Seattle’s bylaws may be altered, amended or repealed by Seattle’s board of directors. Seattle’s bylaws may also be altered, amended or repealed (whether or not such bylaws were adopted by the stockholders) by majority vote of the stockholders present and entitled to vote at a duly called meeting or by the written consent of a majority of all stockholders.

DESCRIPTION OF MICRO FOCUS SHARES

The following summary describes the material terms of Micro Focus’ shares, but it does not purport to describe all of the terms thereof and is qualified in its entirety by reference to applicable law and the Micro Focus Articles.

Income

Subject to the Companies Act 2006, Micro Focus may, by ordinary resolution, declare dividends to be paid to Micro Focus Shareholders according to their rights and interests in the profits of Micro Focus available for distribution, but no dividend shall be declared in excess of the amount recommended by the Micro Focus Board. Subject to the Companies Act 2006, the Micro Focus Board may from time to time pay to Micro Focus Shareholders such interim dividends as appear to the Micro Focus Board to be justified by the profits available for distribution and the position of Micro Focus, on such dates and in respect of such periods as determined by the Micro Focus Board in its discretion.

Except insofar as the rights attaching to, or the terms of issue of, any Micro Focus Share otherwise provide (no such shares being issued as of the date of this information statement/prospectus), all dividends shall be apportioned and paid pro rata according to the amounts paid or credited as paid up (other than in advance of calls) on the Micro Focus Shares during any portion or portions of the period in respect of which the dividend is paid. Any dividend unclaimed after a period of six years from the date of declaration shall be forfeited and shall revert to Micro Focus.

Capital

On a return of capital on a winding-up (excluding any intra-group reorganization on a solvent basis), after paying such sums as may be due in priority to the holders of any other class of shares in the capital of Micro Focus (including an amount equal to the nominal value of a B Share per B Share held by a Micro Focus Shareholder, rounded down in respect of the shareholder's aggregate holding to the nearest penny), any further such amount shall be paid to Micro Focus Shareholders ratably according to the amounts paid up or credited as paid up in respect of each Micro Focus Share, together with the sum of £100,000,000,000 per Micro Focus Share. Any further such amount remaining after payments to the holders of Micro Focus Shares shall be paid to the holders of the Deferred Shares up to the nominal value paid up or credited as paid up on such shares in accordance with the Micro Focus Articles.

Voting

Micro Focus Shareholders shall be entitled, in respect of their holding of such shares and subject to relevant provisions of the Micro Focus Articles, to receive notice of any general meeting of Micro Focus and to attend and vote at any such general meeting. At any such meeting, on a show of hands, each Micro Focus Shareholder present in person or by proxy shall have one vote and each such holder present in person or by proxy shall upon a poll have one vote for every Micro Focus Share of which he or she is the holder.

Form

The Micro Focus Shares are not renounceable and will be transferable by an instrument of transfer in usual or common form. The Micro Focus Shares are in registered form. The Micro Focus Shares will be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Micro Focus Shares may take place within the CREST system in respect of general market transactions. The B Shares and the Deferred Shares will not be admitted to CREST and will not be traded on a recognized securities exchange.

Variation of Rights

Subject to the Companies Act 2006, all or any of the rights attached to any class of share in Micro Focus (including the Micro Focus Shares) may (unless otherwise provided by the terms of issue of shares of that class) be varied (whether or not Micro Focus is being wound up) either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of such holders. The quorum at any such general meeting is two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class and at an adjourned meeting the quorum is one holder present in person or by proxy, whatever the amount of his/her shareholding. Any holder of shares of the class in question present in person or by proxy may demand a poll. Every holder of shares of the class shall be entitled, on a poll, to one vote for every share of the class held by him/her. Except as mentioned above, such rights shall not be varied.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the Micro Focus Articles or the conditions of issue of such shares, be deemed to be varied by the creation or issue of new shares ranking pari passu therewith or subsequent thereto.

Alteration of Share Capital

Micro Focus may by ordinary resolution alter its share capital in accordance with the Companies Act 2006. The resolution may determine that, as between the holders of shares resulting from a sub-division, any of the shares may have any preference or advantage or be subject to any restriction as compared with the others.

Transfer of Shares

The Micro Focus Articles provide for Micro Focus Shares to be held in CREST accounts, or through another system for holding shares in uncertificated form, such shares being referred to as “Participating Securities.” Subject to such of the restrictions in the Micro Focus Articles as shall be applicable, any member may transfer all or any of his or her Micro Focus Shares. In the case of Micro Focus Shares represented by a certificate the transfer shall be made by an instrument of transfer in the usual form or in any other form which the Micro Focus Board may approve. A transfer of a Participating Security need not be in writing, but shall comply with such rules as the Micro Focus Board may make in relation to the transfer of such Micro Focus Shares, a CREST transfer being acceptable under the current rules.

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee, and the transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members.

The Micro Focus Board may also refuse to register a transfer unless (i) in the case of a certificated share, the instrument of transfer (duly stamped if required) is lodged at the registered office of Micro Focus or at some other place as the Micro Focus Board may elect accompanied by the relevant share certificate and such other evidence of the right to transfer as the Micro Focus Board may reasonably require; (ii) in the case of a certificated share, the instrument of transfer is in respect of only one class of share; and (iii) in the case of a transfer to joint holders of a certificated share, the transfer is in favour of not more than four such transferees.

In the case of Participating Securities, the Micro Focus Board may refuse to register a transfer if the Uncertificated Securities Regulations 2001 allow it to do so, and must do so where such regulations so require.

Redemption

The Micro Focus Shares are not redeemable.

OWNERSHIP OF MICRO FOCUS SHARES

Share Ownership of Certain Beneficial Owners and Management

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Micro Focus believes, based upon the information available to Micro Focus, that the person and entities named in the table below have sole voting and investment power with respect to all Micro Focus Shares shown as beneficially owned by them. The following table sets forth information, as of April 21, 2017, regarding the beneficial ownership of Micro Focus Shares.

Name	Number of Micro Focus Shares	Percentage of issued share capital(1)
Major Shareholder:
FMR LLC	22,559,483	9.82
Old Mutual Plc	16,736,002	7.29
Directors and Executive Officers:
Kevin Loosemore(2)	701,418	*
Christopher Hsu	—	—
Mike Phillips(3)	147,158	*
Stephen Murdoch	—	—
Nils Brauckmann	—	—
Sue Barsamian
John Delk
Jane Smithard
Martin Taylor
Rob Ebrey
Suzanne Chase
Paul Rodgers
Karen Slatford	—	—
Richard Atkins(4)	5,464	*
Amanda Brown	5,000	*
Silke Schieber	—	—
Darren Roos	—	—
John Schultz	—	—
*	Less than one percent of the outstanding Micro Focus Shares
(1)	Based on 229,668,247 Micro Focus Shares in issue as of April 21, 2017.
(2)	47,918 shares are held by Kevin Loosemore’s wife, Joy Loosemore.
(3)	122,077 share are held by Mike Phillips’ wife, Josephine Phillips.
(4)	2,055 shares are held by Richard Atkins’ wife, Julie Atkins.

So far as the Micro Focus directors are aware, the following persons shall be interested, directly or indirectly, in five percent or more of Micro Focus’ issued share capital immediately following the Merger:

Name	Percentage of issued share capital(1)
FMR LLC
(1)	Based on Micro Focus Shares in issue as of 2017.

COMPARISON OF RIGHTS OF MICRO FOCUS SHAREHOLDERS AND MICRO FOCUS ADS HOLDERS AND HPE STOCKHOLDERS

HPE is incorporated under the laws of Delaware and, accordingly, the rights of HPE Stockholders are governed by Delaware law, including the DGCL. Before Closing, the rights of HPE Stockholders are also governed by the HPE certificate of incorporation and the HPE bylaws, each as amended. Micro Focus is incorporated under the laws of England and Wales and the rights of the Micro Focus Shareholders are governed by those laws, as well as the Micro Focus Articles. In addition, the rights of Micro Focus ADS holders will be governed by the terms and conditions of the Deposit Agreement. In connection with the Merger, each Seattle Share issued in the Distribution will be converted into the right to receive a number of Micro Focus ADSs determined in accordance with the Merger Agreement. Each Micro Focus ADS will represent one Micro Focus Share, unless another ratio is agreed by Micro Focus and HPE. As a result, upon Closing, the rights of HPE Stockholders who become Micro Focus ADS holders after the Merger will be governed by the terms of the Deposit Agreement, the laws of England and Wales and the Micro Focus Articles.

The following is a summary of material differences between the current rights of HPE Stockholders and the current rights of Micro Focus Shareholders. For additional information regarding the differences between owning Micro Focus Shares and owning Micro Focus ADSs, see the section entitled “Description of the Micro Focus American Depositary Shares.” While HPE and Micro Focus believe that the following summary covers the material differences between the current rights of HPE Stockholders and the current rights of Micro Focus Shareholders, this summary may not contain all of the information that is important to you, and should be read in conjunction with the section entitled “Description of the Micro Focus American Depositary Shares.” This summary is not intended to be a complete discussion of the respective rights of HPE Stockholders and Micro Focus Shareholders and Micro Focus ADS holders, and it is qualified in its entirety by reference to the DGCL, the laws of England and Wales, the Deposit Agreement and the various documents of HPE and Micro Focus to which HPE and Micro Focus refer in this summary. In addition, the identification of some of the differences as being material is not intended to indicate that other differences that are equally important do not exist. HPE and Micro Focus urge you to carefully read this entire information statement/prospectus, the relevant provisions of the DGCL and the Companies Act 2006, the Deposit Agreement, and the other documents to which HPE and Micro Focus refer in this information statement/prospectus for a more complete understanding of the differences between the rights of an HPE Stockholder, the rights of a Micro Focus Shareholder and the rights of a Micro Focus ADS holder. HPE and Micro Focus will send copies of these documents to you, without charge, upon your request. See the section entitled “Where You Can Find More Information.”

	Micro Focus Shareholder Rights	HPE Stockholder Rights

Applicable Law	The Micro Focus Articles, the U.K. Listing Rules and the laws of England and Wales (including the Companies Act 2006) govern the rights of holders of Micro Focus Shares.	HPE’s certificate of incorporation and bylaws, each as amended, and Delaware law govern the rights of HPE Stockholders.

Authorized Stock
The Micro Focus Articles do not specify an amount of authorized capital, as the requirement to have an authorized capital is no longer applicable under the Companies Act 2006.

As of           , 2017, the issued share capital of Micro Focus was        ordinary shares, with a par value of £0.10 each.

9,900,000,000 shares of stock are authorized, consisting of (1) 9,600,000,000 shares of common stock, par value $0.01 per share, and (2) 300,000,000 shares of preferred stock, par value $0.01 per share.

As of           , 2017, there were        HPE Shares issued and outstanding.

Preferred Stock
The Micro Focus Articles provide that (without prejudice to any existing rights attached to shares) new shares may be issued by Micro Focus carrying such rights as Micro Focus may determine provided the prior sanction of an ordinary resolution in general meeting is obtained.

Micro Focus currently only has a single class of share capital, which is ordinary shares; Micro Focus does not have any class of preferred stock. B Shares and Deferred Shares will be issued in connection with the Micro Focus Return of Value and subsequently redeemed and cancelled.

The HPE certificate of incorporation permits the HPE Board to issue shares of preferred stock in any series and to establish the designation, powers, preferences and relative participating, optional or other rights, if any, of the shares of each such series and the qualifications, limitations or restrictions of each such series, subject to any limits prescribed by the DGCL.

Voting Rights
The Micro Focus Articles provide that, subject to any special terms as to voting upon which any Micro Focus Shares may be issued, or may for the time being be held and any restriction on voting referred to below, every holder of Micro Focus Shares who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy (regardless of the number of members for whom s/he is proxy) shall, subject to limited exceptions, have one vote on a show of hands. On a poll, every holder of Micro Focus Shares present in person or by proxy shall have one vote for every Micro Focus Share of which s/he is the holder.

The duly authorised representative of a corporate shareholder may exercise the same powers on behalf of that corporation as it could exercise if it were an individual shareholder.

A shareholder is not entitled to vote unless all calls due from him have been paid.

A shareholder is also not entitled to attend or vote at meetings of Micro Focus in respect of any Micro Focus Shares held by him in relation to which he or any other person appearing to be interested in such shares has been duly served with a notice under section 793 of the Companies Act 2006 and, has failed to comply with such notice within 14 days. Such disentitlement will apply only for so long as the notice from Micro Focus has not been complied with.
Each HPE Stockholder is entitled to one vote for each HPE Share held by such HPE Stockholder.

At any Micro Focus general meeting of shareholders, any procedural resolution (such as a resolution on the choice of a chairman of the meeting or a resolution to adjourn the meeting) put to the vote shall be decided on a show of hands unless a poll is (before the resolution is put to the vote on a show of hands, or on the declaration of the result of the show of hands) demanded and any other resolution put to the vote shall be decided on a poll.

Stockholder Action by Written Consent
The Companies Act 2006 does not provide provision for public companies to use the written resolution procedure. As a result, resolutions of the Micro Focus Shareholders can only be considered and voted upon at a general meeting of Micro Focus.

The HPE certificate of incorporation provides that any action permitted to be taken by HPE Stockholders must be effected at a duly called annual or special meeting of the HPE Stockholders and may not be effected by written consent of the HPE Stockholders, subject to the rights of the holders of the shares of any series of preferred stock or any other class of stock or series of stock having a preference over the HPE Shares as to dividends or upon liquidation.

Amendment of Corporate Governance Documents
Under the Companies Act 2006 a company incorporated in England and Wales may amend its articles of association by way of a special resolution, which requires the affirmative vote of a majority of not less than 75% of those voting at a general meeting of shareholders either in person or by proxy.

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires the approval and recommendation of the board of directors, the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class.

Under the HPE certificate of incorporation and the HPE bylaws, the HPE Board is expressly empowered to adopt, amend or repeal the HPE bylaws. HPE Stockholders also may amend, adopt or repeal the HPE bylaws.

Dividends
Subject to the Companies Act 2006, Micro Focus may, by ordinary resolution, declare dividends to be paid to the Micro Focus Shareholders according to their rights and interests in the profits of Micro Focus available for distribution, but no dividend shall be declared in excess of the amount recommended by the Micro Focus Board.

Subject to the Companies Act 2006, the Micro Focus Board may from time to time pay to the Micro Focus Shareholders such interim dividends as appear to the Micro Focus Board to be justified by the profits available for distribution and the position of Micro Focus, on such dates and in respect of such periods as it thinks fit.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide (no such shares presently being in issue), all dividends shall be apportioned and paid pro rata according to the amounts paid or credited as paid up (other than in advance of calls) on the shares during any portion or portions of the period in respect of which the dividend is paid. Any dividend unclaimed after a period of

Under the DGCL, the HPE Board may declare a dividend. The HPE bylaws provide that the HPE Board may fix a record date on which only stockholders of record on the fixed date will be entitled to receive the dividend.

6 years from the date of declaration or from the date on which such dividends became due for payment shall be forfeited and shall revert to Micro Focus.

The Micro Focus Board may, if authorised by an ordinary resolution, offer the holders of shares the right to elect to receive additional shares, credited as fully paid, instead of cash in respect of any dividend or any part of any dividend.

The Micro Focus Board may withhold dividends payable on shares representing not less than 0.25% by number of the issued shares of any class after there has been a failure to comply with any notice under section 793 of the Companies Act 2006 requiring the disclosure of information relating to interests in the shares concerned. Such dividend will be withheld only for so long as the notice from Micro Focus has not been complied with.

Appraisal Rights
English law does not generally provide for the equivalent of appraisal rights. However, Micro Focus is subject to the jurisdiction of the United Kingdom Takeover Panel which, under the United Kingdom Takeover Code, enforces certain rights of shareholders in relation to a takeover and/or merger of Micro Focus which is subject to the Takeover Code and over which the United Kingdom Takeover Panel has jurisdiction and, in circumstances where the takeover is structured as a scheme of arrangement rather than a takeover offer, a shareholder could apply to the English courts and courts may specify terms for the acquisition that it considers appropriate if there has been a breach of the United Kingdom Takeover Code and/or shareholder rights. The Merger is not subject to the jurisdiction of the United Kingdom Takeover Panel.

HPE Stockholders will not have appraisal rights in connection with the Transactions.

In general, under Delaware law, stockholders of a corporation involved in a merger have the right to a judicial appraisal of their shares and to receive payment of the fair value of their stock so appraised in certain situations. However, appraisal rights are not available to holders of stock listed on a national securities exchange or held of record by more than 2,000 stockholders; unless the stockholder is required to accept anything in the transaction other than, in each case:

• stock of the surviving corporation (or
  depositary receipts in respect thereof);

• stock of any other corporation (or
  depositary receipts in respect thereof)
  that is or will be listed on a national
  securities exchange or held by more than
  2,000 stockholders;

• cash in lieu of fractional shares (or
  fractional depositary receipts); or

• any combination of the above.

In addition, appraisal rights are not available to the holders of stock of the surviving corporation in the merger, if the merger does not require approval of the stockholders of that corporation.

Preemptive Rights
Under the Companies Act 2006, the issuance of equity securities (except shares issued pursuant to the terms of an employees’ share scheme) that are to be paid for wholly in cash (as defined in the Companies Act 2006) must generally be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution for
HPE’s certificate of incorporation does not provide for preemptive rights for the HPE Shares.

disapplication has been passed. Under United Kingdom corporate governance rules applicable to Micro Focus, this disapplication can be only for a maximum of one year, after which shareholders’ approval would be required to renew such disapplication.

There are similar preemptive rights contained in the U.K. Listing Rules which apply to Micro Focus.

Number of Directors
The Micro Focus Articles provide that unless and until otherwise determined by an ordinary resolution requiring a simple majority of Micro Focus Shareholders voting at a general meeting, the number of Micro Focus directors shall be not less than three and no more than eleven.

The Micro Focus Board currently consists of nine members and there are expected to be 10 members at Closing. In accordance with the Merger Agreement, a further independent HPE Nominated Director will be appointed following Closing, bringing the size of the Micro Focus Board to 11 members. All directors are elected or re-elected, as applicable, by shareholders annually.

The HPE certificate of incorporation provides that the number of directors of HPE must be no less than eight and no more than 17. There are currently 14 directors. The HPE bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which HPE would have if there were no vacancies. All directors are elected annually

Rights of Inspection
Under English law, a company must retain and keep available for inspection by shareholders, free of charge, and by any other person on providing the required information and prescribed fee, its register of members. It must also keep available for inspection by shareholders, free of charge, records of all resolutions and meetings by shareholders, and for a fee, provide copies of such records to shareholders who request them. A company must also send an up-to-date copy of a company's articles of association to shareholders who request them.

Under Delaware law, stockholders have the right to inspect, during normal business hours, the corporation’s stock ledger, a list of the corporation’s stockholders, and other books and records of the corporation, after making a written demand stating their purpose so long as the purpose is reasonably related to the person’s interest as a stockholder.

Rights of Purchase and Redemption
Under the Companies Act 2006, a company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein. No redeemable shares may be issued at a time when there are no issued shares of the company existing which are not redeemable.

Under the Companies Act 2006, a company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of: (a) distributable profits; or (b) the proceeds of a new issue of shares made for the purpose of such repurchase or redemption.

The Micro Focus Articles permit the issuance of redeemable shares, although Micro Focus Shares are not redeemable and there are no other redeemable shares currently in issue.

Subject to applicable law, Micro Focus may purchase its own shares as it has such authority under the Micro Focus Articles to do so however such authority to make the purchase

Under Delaware law, any corporation may purchase, redeem and dispose of its own shares out of the corporation’s surplus, and a corporation may purchase or redeem any of its shares of preferred stock (or its common stock if no preferred stock is outstanding) out of capital if these shares will be retired upon acquisition or redemption, thereby reducing the capital of the corporation, and the remaining assets of the corporation are sufficient to pay its debts.

has to be sanctioned by way of a special resolution of shareholders requiring a majority of not less than 75% of those voting.

Micro Focus has a current authority to purchase its own shares, which was granted at the Micro Focus general meeting of shareholders on September 22, 2016, in respect of a total of up to 34,346,931 ordinary shares representing, approximately 15% of its issued shares at the time of such meeting.

Stockholder Votes on Certain Transactions
There is no equivalent legal restriction under English law or the Micro Focus Articles. However the U.K. Listing Rules prescribe the requirement for a shareholder resolution to be passed in certain circumstances, including prior to significant transactions and/or a reverse takeover.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the corporation’s voting power.

HPE’s certificate of incorporation does not contain a provision with respect to the vote required to complete a merger or consolidation or sale of substantially all of its assets or dissolution.

Board Committees
The Micro Focus Articles provide that the Micro Focus Board may delegate any of its powers and discretions to committees or sub-committees to be made up of one or more directors or one or more other persons, provided that a majority of committee members shall be directors.

Under the HPE bylaws, the HPE Board may designate one or more committees, each of which must include at least one director. Any committee, unless limited by resolution of the HPE Board or any applicable laws or listing standards, will have all the authority of the HPE Board, but no such committee will have the power or authority to (i) approve or adopt or recommend to the HPE Stockholders any action or matter (other than the election or removal of directors) that requires the approval of the HPE Stockholders under applicable law or (ii) adopt, amend or repeal the HPE bylaws.

Removal of Directors
Under the Companies Act 2006, a company may remove a director without cause at a general meeting by way of ordinary resolution of shareholders, irrespective of anything in any agreement between the director and the company, provided that 28 clear days’ notice of the proposed resolution to remove the director is given.

On receipt of an intended resolution to remove a director, the company must send a copy to the director concerned. The director has a right to be heard on the resolution at the meeting, and may have representations in writing sent to the members of the company to whom notice of the general meeting is sent.

In addition to any power of removal under the Companies Act 2006, and subject to the applicable notice period being adhered to, under the Micro Focus Articles an ordinary resolution (being, a simple majority of the Micro Focus Shareholders voting at a general meeting
The HPE bylaws provide that any director or the entire HPE Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors.

whether in person or by proxy) of which special notice has been given may:

• remove any director before the expiration
  of his period of office, but without
  prejudice to any claim for damages
  which he may have for breach of any
  contract of service between him and
  Micro Focus; and

• appoint another person who is willing to
  act to be a director in his place (subject
  to the Micro Focus Articles).

Vacancies on the Board of Directors
Under the Micro Focus Articles, by an ordinary resolution passed at a general meeting, Micro Focus can appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing directors, subject to the total number of directors not exceeding any maximum number fixed by or in accordance with the Micro Focus Articles.

In addition the directors have power at any time to appoint any person who is willing to act as a director to fill a vacancy or as an addition to the existing board, subject to the total number of directors not exceeding the maximum number.

Under the Micro Focus Articles, all directors are required to retire and submit themselves for election at the first annual general meeting following their appointment and for re-election on an annual basis thereafter.

The HPE bylaws provide that a vacancy created by the removal of a director by the vote of the HPE Stockholders or by court order may be filled only by the affirmative vote of a majority of the voting power of shares represented and voting at a duly held meeting at which a quorum is present. Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series of stock are entitled to elect one or more directors pursuant to the terms of the HPE charter, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series then in office, or by a sole remaining director.

Limitation of Director Liability
English law does not permit a company to exempt any director of the company from any liability arising from a director’s own negligence, default, breach of duty or breach of trust in relation to the company. See “—Directors and Officers Indemnity” below.

The HPE certificate of incorporation provides that to the fullest extent permitted by Delaware law, the directors of HPE will not be personally liable to HPE or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law permits a corporation’s certificate of incorporation to include a provision granting to a corporation the power to exempt a director from personal liability to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

• any breach of his duty of loyalty to the
  corporation or its stockholders;

• acts or omissions not in good faith or
  which involve intentional misconduct or
  a knowing violation of law;

• intentional or negligent payment of
  unlawful dividends or stock purchases or
  redemptions; or

• any transaction from which he derives an
  improper personal benefit.

Directors and Officers Indemnity
Subject to the provisions on indemnities set out in the Companies Act 2006 and the U.K. Listing Rules, under the Micro Focus Articles, every director and officer and former director and former officer of Micro Focus and of each of the “associated companies” (meaning any company that is a parent, subsidiary, or sister company of Micro Focus) of Micro Focus shall be indemnified by Micro Focus out of its own funds against:

(i)  subject to certain exceptions, any
     liability incurred by or attaching to
     him/her in connection with any
     negligence, default, breach of duty or
     breach of trust by him in relation to
     Micro Focus or any associated
     company of Micro Focus; and

(ii) any other liability incurred by or
     attaching to him/her in the actual or
     purported execution and/or discharge of
     his/her duties and/or the exercise or
     purported exercise of his/her powers
     and/or otherwise in relation to or in
     connection with his/her duties, powers
     or office.

Where a director or officer is indemnified against any liability in accordance with the above, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him/her in relation thereto.

HPE’s certificate of incorporation provides that HPE may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of HPE or any predecessor of HPE (which shall include without limitation Hewlett-Packard Company, a Delaware corporation (“HP Co.”), for periods prior to November 1, 2015) or serves or served at any other enterprise as a director, officer or employee at the request of HPE or any predecessor to HPE (which shall include without limitation HP Co. for periods prior to November 1, 2015).

Insurance
The Micro Focus Articles provide that, subject to the Companies Act 2006, the Micro Focus Board may purchase and maintain insurance at Micro Focus’ expense for the benefit of any person who is or was at any time a director, alternate director, secretary or other officer or employee of Micro Focus or its subsidiaries against any liability which may attach to him or her or loss or expenditure which he or she may incur in relation to anything done or alleged to have been done or omitted to be done in the actual or purported execution and/or discharge of his or her duties and/or in the exercise or purported exercise of his or her powers.

Under the Companies Act 2006, an English company may purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company,” (meaning a company that is a parent, subsidiary, or sister company of Micro Focus) against liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which the insured individual is a director.

The HPE bylaws provide that HPE may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of HPE (or any predecessor, which shall include without limitation HP Co. for periods prior to November 1, 2015), or is or was serving at the request of HPE (or any predecessor, which shall include without limitation HP Co. for periods prior to November 1, 2015) as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not HPE would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Stockholder Derivative Suits and Class Action Lawsuits
Section 260 of the Companies Act 2006 provides limited circumstances in which a shareholder of a company may bring a “derivative claim,” which is defined in such section as arising in respect of a cause of action vested in the company and seeking relief on behalf of the company. A derivative claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the derivative claim became a shareholder in the company.

A person seeking to continue a derivative claim in relation to Micro Focus would first have to obtain the permission of the courts in England to do so. There are specified grounds on which a court must refuse to grant permission to continue the claim, as well as specified grounds that the court must take into consideration.

Section 994 of the Companies Act 2006 also permits a shareholder to apply for a court order on the grounds that (a) the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including at least the shareholder making the claim, or (b) an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial. The courts in England must be satisfied that any such application is well founded and if this was the case then it may make such order as it thinks fit for giving relief in respect of the matters complained of.

Except in these limited circumstances set out above, lawsuits by shareholders on behalf of the company or on behalf of other shareholders are rare. Further, English law does not generally permit class action lawsuits.

Under Delaware law, stockholders may bring derivative actions on behalf of the corporation to enforce the rights of the corporation. Prior to bringing an action, a stockholder plaintiff is required to make a demand on the directors of the corporation to assert the claim, unless it is able to show that making such a demand would be futile.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.

Business Combinations with an Interested Stockholder
There is no direct equivalent limitation under the Companies Act 2006; however: (a) directors must have regard to their statutory duty of independence and duty to avoid a conflict of interest, (b) under the U.K. Listing Rules, shareholder approval must be obtained for certain acquisitions or disposals of assets involving directors or substantial shareholders or their associates and (c) the U.K. Listing Rules provide certain public disclosure requirements in circumstances of a “related party transaction,” which includes a transaction with a shareholder who owns 10% or more of the company’s shares.

Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity became an interested stockholder, unless:

• prior to the time that the person became
  an interested stockholder, the
  corporation’s board of directors
  approved either the business
  combination or the transaction that
  caused the person to become an
  interested stockholder;

• after completion of the transaction in
  which the person became an interested
  stockholder, the interested stockholder
  held at least 85% of the voting stock of

  the corporation not including (a) shares
  held by officers and directors and
  (b) shares held by specified employee
  benefit plans; or

• at or subsequent to the time the business
  combination is approved by the
  corporation’s board of directors, the
  business combination is approved by
  holders of at least 66 2/3% of the
  outstanding voting stock, excluding
  shares held by the interested stockholder.

Enforcement Of Civil Liabilities Against Non-United States Persons And Enforceability Of Judgments
Micro Focus is a corporation organized under the laws of England and Wales. Most of the directors and officers of Micro Focus following the Merger will be residents of jurisdictions outside the United States. Following Closing, Micro Focus’ corporate headquarters will be located in England and a significant proportion of Micro Focus’ assets and a large proportion of the assets of certain of its directors and officers will be located outside of the United States.

As a result of the foregoing, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the United States federal securities laws: (i) to effect service within the United States upon Micro Focus and Micro Focus’ directors and officers that are located outside the United States; (ii) to enforce in United States courts or outside the United States, judgments obtained against those persons in United States courts; (iii) to enforce, in United States courts, judgments obtained against those persons in courts in jurisdictions outside the United States; and (iv) to enforce against those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

HPE is a corporation incorporated under the laws of Delaware and has substantial assets located in the United States. As a result, investors generally can initiate lawsuits in the United States against HPE and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in United States courts.

Stockholder Proposals and Stockholder Nomination of Directors
Under the Companies Act 2006, shareholders of a public company may require the directors to call a general meeting of the company and, subject to certain limitations, may specify the text of a resolution be voted on at that meeting if the request is made by shareholders holding at least 5% of the total voting rights.

Shareholders may also require the company to circulate to shareholders that are entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (a) a matter referred to in a proposed resolution to be dealt with at that meeting, or (b) other business to be dealt with at that meeting. A company is required to circulate a statement once it has received requests to do so from
(a) shareholders representing at least 5% of the total voting rights of all shareholders, or (b) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

HPE’s bylaws provide that at an annual meeting only such persons who are nominated in accordance with the following procedures shall be eligible to stand for election as directors and only such business may be conducted as shall have been brought before the meeting in accordance with the following procedures. Nominations and proposals for business may be brought only:

• pursuant to the corporation’s notice of
  meeting;

• by or at the direction of the HPE Board;
  or

• by any stockholder of the corporation
  who is entitled to vote at the meeting,
  and who complies with the notice
  provision.

To be timely, an HPE Stockholder’s notice of business to be conducted at the meeting must be in writing and received by the Secretary of HPE no earlier than the 120th day and not later than

Resolutions to appoint or re-appoint directors to a public limited company such as Micro Focus must generally be put to shareholders on the basis of one resolution for each nominated director.
the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or 60 days after the date it was held in the prior year or if the corporation did not hold an annual meeting in the prior year, then such notice must be received no earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the meeting and the 10th day following public announcement of the meeting date.

Every such notice by an HPE Stockholder must set forth:

• the name and address of such stockholder
  as they appear on the corporation’s
  books and the class and number of
  shares of the corporation’s voting stock
  that are owned beneficially and of
  record by such stockholder;

• a representation that the stockholder is a
  holder of the corporation’s voting stock
  and intends to appear in person or by
  proxy at the meeting to propose such
  business;

• and certain other information, including,

   • with respect to notice of an intent to
    make a nomination, a description of all
    arrangements or understandings among
    the stockholder and each nominee and
    any other person or persons (naming
    such person or persons) pursuant to
    which the nomination or nominations are
    to be made by the stockholder; a written
    statement executed by such nominee
    acknowledging that, as a director of such
    corporation, such person will owe a
    fiduciary duty, under the DGCL,
    exclusively to HPE and its stockholders;
    and such other information as is required
    to be disclosed in solicitations of proxies
    for elections of directors in an election
    contest, or is otherwise required, in each
    case pursuant to Regulation 14A under
    the Exchange Act; and

  • with respect to notice of an intent to
    bring up any other matter, a description
    of the matter, the reasons for conducting
    such business at the meeting and any
    material interest of the stockholder in
    the matter.

Board of Directors Meetings
The Micro Focus Articles provide that the directors may set the time and place of any meeting of the directors of Micro Focus provided due notice is given in accordance with the articles of association.

HPE’s bylaws provide that a majority of the authorized number of directors will constitute a quorum, except to fill vacancies or to adjourn.

Additionally, regular and meetings of the HPE Board may be held without notice if the times of such meetings are fixed by the HPE Board. Special meetings of the HPE Board may be called at any time by the chair of the HPE

Board, if any, or in the absence of a chair, by the lead independent director, or by the chief executive officer, the secretary or a majority of the directors then in office.

Notice of any special meeting must be given to each director by the chair, if any, the chief executive officer, the secretary, assistant secretary or any of their delegates.

Stockholder Quorum	Before a general meeting starts, there must be a quorum, being two members entitled to vote being present in person or by proxy.
HPE’s bylaws provide that, except as otherwise provided by law or HPE’s certificate of incorporation, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders.

Annual Meetings of Stockholders
The Companies Act 2006 requires that a public limited company, such as Micro Focus, must convene an annual general meeting within six months from the end of its accounting reference date.

In addition, the Micro Focus Articles permit the Micro Focus Board to convene a general meeting whenever it thinks fit. A general meeting may also be capable of being convened on requisition of members as described under “—Stockholder Proposals and Stockholder Nomination of Directors” above.
HPE’s bylaws provide that the date, and time of the annual meeting of stockholders will be fixed by the HPE Board.

Special Meetings of Stockholders
General meetings at which “special resolutions” are proposed and passed generally involve proposals to change the name of the company, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the Companies Act 2006 prescribe that a “special resolution” is required.

Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be the subject of an “ordinary resolution.”

Under the Companies Act 2006, an ordinary resolution requires a simple majority of those attending and voting (in person or by proxy) and a special resolution requires not less than a 75% majority of those attending and voting (in person or by proxy). Under Section 303 of the Companies Act 2006, members representing 5% or more of the paid up share capital of Micro Focus can compel directors to convene a general meeting.

The HPE bylaws provide that a special meeting of the HPE Stockholders may be called by the HPE Board, or by any of the following persons with the concurrence of a majority of the HPE Board: (i) the chair of the HPE Board, (ii) the chief executive officer of HPE or (iii) the secretary of HPE.

The HPE bylaws also provide that a special meeting of HPE Stockholders may be called by the HPE Board upon written request to the secretary of HPE of one or more record holders who are acting on behalf of beneficial owners who have a “net long position” (as defined in the HPE bylaws) of shares of stock of HPE representing in the aggregate not less than 25% of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Proxy Statements and Reports
As a foreign private issuer, Micro Focus will not be governed by the proxy rules under the Exchange Act. However, Micro Focus will be governed by the Companies Act 2006, which provides that notice of an annual general meeting of the company must be given to shareholders at least 21 clear days before the date of the meeting or 14 clear days for any other general meeting.

The best practice guidance given under the U.K. Corporate Governance Code provides that notice of an annual general meeting of the company must be given to shareholders at least 20 working days before the date of the meeting or at least 14 working days for any other general meeting.

The notice must specify, among other matters, the date, time and place of the meeting and state the general nature of the business to be transacted in the meeting.
Under the Exchange Act proxy rules, HPE must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.

Reporting Requirements
Since Micro Focus will become a foreign private issuer and, following Closing, the Micro Focus ADSs will be quoted on the NYSE and registered under Section 12 of the Exchange Act, Micro Focus will be required to publicly file with the SEC annual reports on Form 20-F within six months after the end of each fiscal year and reports on Form 6-K.

In addition, Micro Focus is subject to the reporting and disclosure requirements of English law, including publishing an annual report and accounts, and a half-yearly financial report each year. Micro Focus is generally required, subject to certain exceptions, to disclose as soon as possible to a Regulatory Information Service any inside information concerning Micro Focus.

As a U.S. public company and a large accelerated filer, HPE must file with the SEC, among other reports and notices:

• an Annual Report on Form 10-K within
  60 days after the end of the fiscal year;

• a Quarterly Report on Form 10-Q within
  40 days after the end of a fiscal quarter;
  and

• Current Reports on Form 8-K upon the
  occurrence of important corporate
  events, in most instances, within four
  business days after the occurrence of
  such important corporate events.

Short-Swing Profits
Directors, officers and principal shareholders of Micro Focus will not be subject to the Exchange Act’s “short-swing” profit rules, because Micro Focus will be a foreign private issuer under the Exchange Act.

However, directors of Micro Focus will be subject to applicable English and U.S. laws prohibiting insider trading.

Directors and officers of HPE are governed by rules under the Exchange Act that may require directors and officers to forfeit to HPE any “short-swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of HPE equity securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Micro Focus

At the beginning of Micro Focus’ fiscal year 2016, Wizard Parent LLC (“Wizard”) held 39.9% of the issued share capital of Micro Focus and during fiscal year 2016, Wizard reduced its holding to 13.8% by April 30, 2016. On May 13, 2016, Wizard announced that it had sold 24,078,342 Micro Focus Shares. Following completion of this sale, Wizard held 6,017,369 Micro Focus Shares, representing approximately 2.6% of the outstanding Micro Focus Shares, and as such Wizard is no longer considered to be a related party. These remaining Micro Focus Shares were expected to be distributed to certain members of Wizard and certain partners and investors of such members (including entities managing funds for any such member, partner or investor) who wished to retain a residual stake in Micro Focus and benefit from their ongoing ownership. At the end of Micro Focus’ fiscal year 2016, there were three major shareholders of Wizard and one of these shareholders held a major shareholding in a technology company with which Micro Focus had traded during 2016. These transactions were at arms’ length and the goods and services were based on the price lists in force and terms that would be available to third parties. The value of sales made to this third party in fiscal year 2016 was $12.2 million and in fiscal year 2015 was $5.0 million, and the value of goods purchased from this third party in fiscal year 2016 was $0.8 million and in fiscal year 2015 was $.01 million.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Micro Focus is a public limited company organized under the laws of England and Wales and its executive offices and a substantial portion of its assets are located outside the United States. In addition, the members of Micro Focus Board and its executive officers and the experts named herein may be residents of the United Kingdom and other jurisdictions other than the United States. As a result, it may be difficult for investors:

•	to obtain jurisdiction over Micro Focus or its board members in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;
•	to enforce against Micro Focus or its board members judgments obtained in such actions;
•	to obtain judgments against Micro Focus or its board members in actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or
•	to enforce against Micro Focus or its board members in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

LEGAL MATTERS

Micro Focus is being represented by Kirkland & Ellis LLP with respect to legal matters of U.S. federal securities and New York State laws. The validity of the Micro Focus Shares and certain U.K. legal matters are being passed upon for Micro Focus by Travers Smith LLP. Certain tax matters are being passed upon for Seattle by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The Micro Focus financial statements as of April 30, 2016 and April 30, 2015 and for each of the three years in the period ended April 30, 2016 included in this information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Software Segment of Hewlett Packard Enterprise Company (Seattle SpinCo, Inc.) as of October 31, 2016 and 2015, and for each of the three years in the period ended October 31, 2016, appearing in this information statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of The Attachmate Group, Inc. included in this information statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On April 11, 2017, Micro Focus announced that KPMG LLP (“KPMG”) had been successful in a competitive tender process to serve as its registered public accounting firm to audit its consolidated financial statements for the period beginning May 1, 2017. The audit tender process was led by the Audit Committee and arose because PwC have a joint business arrangement with HPE Software which will continue post-Closing. Consequently, PwC would no longer be independent with respect to Micro Focus and so could not be its independent registered public accounting firm.

PwC has served as Micro Focus’ independent registered public accounting firm since 2005 and will continue as Micro Focus’ independent registered public accounting firm until the issuance of Micro Focus’ consolidated financial statements for the year ending April 30, 2017, after which, KPMG will be formally appointed. The reports of PwC on Micro Focus’ financial statements for the years ended April 30, 2014, 2015 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Micro Focus fiscal years ended April 30, 2014, 2015 and 2016 and the six months ended October 31, 2016, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on Micro Focus’ financial statements for such years.

During the Micro Focus fiscal years ended April 30, 2014, 2015 and 2016 and the six months ended October 31, 2016, there were no “reportable events” as that term is used in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

During the Micro Focus fiscal years ended April 30, 2014, 2015 and 2016, Micro Focus did not consult with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Micro Focus’ financial statements, and neither a written report nor oral advice was provided to Micro Focus that KPMG concluded was an important factor considered by Micro Focus in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

WHERE YOU CAN FIND MORE INFORMATION

Micro Focus has filed with the SEC a Registration Statement on Form F-4 (Reg. No. 333-            ) of which this information statement/prospectus forms a part, including the exhibits thereto, to register under the Securities Act the Micro Focus Shares that HPE Stockholders will receive in the form of Micro Focus ADSs in connection with the Merger. Seattle will file with the SEC a Registration Statement on Form 10 (Reg. No. 000-            ), of which this information statement/prospectus forms a part, including the exhibits thereto, to register under the Exchange Act the Seattle Shares (which will automatically be converted into the right to receive Micro Focus ADSs upon consummation of the Merger) to be distributed by HPE to HPE Stockholders in the Distribution. Micro Focus and Seattle may also file amendments to the registration statements. This information statement/prospectus does not contain all of the information set forth in the registration statements, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the Registration Statement on Form F-4 filed by Micro Focus and the Registration Statement on Form 10 filed by Seattle, including the exhibits filed with such registration statements, in their entirety, as they contain important information about Micro Focus, HPE, Seattle, the Seattle Shares, the Micro Focus Shares and the Micro Focus ADSs.

HPE files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may obtain copies of this information in person or by mail from the public reference room at the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330 or (202) 942-8090. The SEC also maintains a website that contains reports, proxy statements and other information about issuers like HPE, which file electronically with the SEC. The address of that site is http://www.sec.gov.

HPE has supplied all information contained in this information statement/prospectus (or incorporated by reference herein) relating to HPE and its subsidiaries (including Seattle), and Micro Focus has supplied all information contained in this information statement/prospectus relating to Micro Focus and its subsidiaries. You can also find information about HPE and Micro Focus at their websites at www.hpe.com and www.microfocus.com, respectively. Information contained on these websites does not constitute part of this information statement/prospectus.

Any person to whom this information statement/prospectus is delivered may request copies of this information statement/prospectus and any information incorporated by reference in this information statement/prospectus, without charge, by written or telephonic request directed to HPE at 3000 Hanover Street, Palo Alto, California 94304, investor.relations@hpe.com or (650) 857-2246, or directed to Micro Focus at The Lawn, 22-30 Old Bath Road, Berkshire, RG14 1QN, United Kingdom, investors@microfocus.com or 44-0-1635-565-200.

THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS INFORMATION STATEMENT/PROSPECTUS. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS. THIS INFORMATION STATEMENT/PROSPECTUS IS DATED           , 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

MICRO FOCUS INTERNATIONAL PLC

Consolidated Statements of Comprehensive Income (Unaudited)

		Six months ended October 31, 2016			Six months ended October 31, 2015			Year ended April 30, 2016
		Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	5,6	684,743	—	684,743	604,523	—	604,523	1,245,049
Cost of sales		(73,031)	(1,265)	(74,296)	(65,578)	(932)	(66,510)	(135,432)
Gross profit		611,712	(1,265)	610,447	538,945	(932)	538,013	1,109,617
Selling and distribution costs		(216,526)	(2,002)	(218,528)	(194,600)	(4,202)	(198,802)	(416,333)
Research and development expenses		(133,359)	(2,175)	(135,534)	(121,977)	(682)	(122,659)	(259,388)
Administrative expenses		(57,493)	(35,606)	(93,099)	(61,314)	(4,835)	(66,149)	(138,962)
Operating profit		204,334	(41,048)	163,286	161,054	(10,651)	150,403	294,934
Share of results of associates		(1,127)	—	(1,127)	(1,129)	—	(1,129)	(2,190)
Finance costs		(49,455)	—	(49,455)	(50,887)	—	(50,887)	(98,357)
Finance income		502	—	502	448	—	448	1,009
Profit before tax		154,254	(41,048)	113,206	109,486	(10,651)	98,835	195,396
Taxation	11	(28,140)	5,551	(22,589)	(14,593)	3,296	(11,297)	(32,424)
Profit for the period		126,114	(35,497)	90,617	94,893	(7,355)	87,538	162,972
Attributable to:
Equity shareholders of the parent		126,135	(35,497)	90,638	94,676	(7,355)	87,321	162,894
Non-controlling interests		(21)	—	(21)	217	—	217	78
Profit for the period		126,114	(35,497)	90,617	94,893	(7,355)	87,538	162,972
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial (loss)/gain on pension liabilities schemes	19	(3,521)	—	(3,521)	6,260	—	6,260	2,697
Actuarial gain on non-plan pension assets	19	2,482	—	2,482	1,205	—	1,205	3,104
Deferred tax movement on pensions		326	—	326	(2,344)	—	(2,344)	(1,745)
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(5,708)	—	(5,708)	(1,774)	—	(1,774)	(3,458)
Other comprehensive (expense)/income for the period		(6,421)	—	(6,421)	3,347	—	3,347	598
Total comprehensive income for the period		119,693	(35,497)	84,196	98,240	(7,355)	90,885	163,570
Attributable to:
Equity shareholders of the parent		119,714	(35,497)	84,217	98,023	(7,355)	90,668	163,492
Non-controlling interests		(21)	—	(21)	217	—	217	78
Total comprehensive income for the period		119,693	(35,497)	84,196	98,240	(7,355)	90,885	163,570

Earnings per share expressed in cents per share				cents			cents	cents
- basic	10			39.57			40.17	74.50
- diluted	10			38.12			38.58	71.61
Earnings per share expressed in pence per share				pence			pence	pence
- basic	10			29.49			25.96	49.59
- diluted	10			28.41			24.94	47.66

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Micro Focus International plc

Consolidated Statements of Financial Position (Unaudited)

		October 31, 2016	October 31, 2015	April 31, 2016
	Note	$’000	$’000	$’000
Non-current assets
Goodwill	12	2,827,825	2,436,168	2,436,168
Other intangible assets	13	1,186,184	1,050,581	966,555
Property, plant and equipment	14	40,537	42,525	40,867
Investments in associates		11,584	13,772	12,711
Long term pension assets	19	24,120	19,114	22,272
Other non-current assets		3,230	3,515	4,002
Deferred tax assets		208,230	219,343	198,757
		4,301,710	3,785,018	3,681,332
Current assets
Inventories		63	78	93
Trade and other receivables	15	277,958	215,224	268,186
Current tax receivables		3,432	—	18,016
Cash and cash equivalents		122,970	91,566	667,178
Assets classified as held for sale		888	888	888
		405,311	307,756	954,361
Total assets		4,707,021	4,092,774	4,635,693
Current liabilities
Trade and other payables	16	151,163	137,020	188,090
Borrowings	17	294,192	50,600	275,256
Provisions	18	15,420	27,784	10,545
Current tax liabilities		29,583	27,515	22,426
Deferred income		582,412	537,280	565,480
		1,072,770	780,199	1,061,797
Non-current liabilities
Deferred income		204,342	171,407	196,483
Borrowings	17	1,441,337	1,495,272	1,469,953
Retirement benefit obligations	19	34,599	26,695	31,669
Long-term provisions	18	11,729	16,634	14,354
Other non-current liabilities		11,021	4,039	3,671
Deferred tax liabilities		349,464	286,450	264,038
		2,052,492	2,000,497	1,980,168
Total liabilities		3,125,262	2,780,696	3,041,965
Net assets		1,581,759	1,312,078	1,593,728
Capital and reserves
Share capital	20	39,650	39,558	39,573
Share premium account		190,727	16,559	190,293
Merger reserve	21	988,104	1,168,104	988,104
Capital redemption reserve	21	163,363	163,363	163,363
Retained earnings/(deficit)		221,593	(61,380)	228,344
Foreign currency translation deficit		(22,714)	(15,322)	(17,006)
Total equity attributable to owners of the parent		1,580,723	1,310,882	1,592,671
Non-controlling interests		1,036	1,196	1,057
Total equity		1,581,759	1,312,078	1,593,728

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Micro Focus International plc

Consolidated Statements of Changes In Equity (Unaudited)

		Share capital	Share premium account	Retained earnings / (deficit)	Foreign currency translation deficit	Capital redemption reserve	Merger reserve	Equity / (deficit) attributable to the parent	Non- controlling interests	Total equity / (deficit)
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at May 1, 2015		39,555	16,087	(96,479)	(13,548)	163,363	1,168,104	1,277,082	979	1,278,061
Currency translation differences		—	—	—	(1,774)	—	—	(1,774)	—	(1,774)
Profit for the period		—	—	87,321	—	—	—	87,321	217	87,538
Remeasurement on defined benefit pension schemes	19	—	—	6,260	—	—	—	6,260	—	6,260
Remeasurement on long-term pension assets	19	—	—	1,205	—	—	—	1,205	—	1,205
Deferred tax movement pensions		—	—	(2,344)	—	—	—	(2,344)	—	(2,344)
Total comprehensive income		—	—	92,442	(1,774)	—	—	90,668	217	90,885
Transactions with owners:
Dividends	9	—	—	(70,015)	—	—	—	(70,015)	—	(70,015)
Issue of share capital		3	472	(1,935)	—	—	—	(1,460)	—	(1,460)
Movement in relation to share options		—	—	12,287	—	—	—	12,287	—	12,287
Deferred tax on share options		—	—	2,320	—	—	—	2,320	—	2,320
Balance as at October 31, 2015		39,558	16,559	(61,380)	(15,322)	163,363	1,168,104	1,310,882	1,196	1,312,078

Balance at May 1, 2016		39,573	190,293	228,344	(17,006)	163,363	988,104	1,592,671	1,057	1,593,728
Currency translation differences		—	—	—	(5,708)	—	—	(5,708)	—	(5,708)
Profit for the period		—	—	90,638	—	—	—	90,638	(21)	90,617
Remeasurement on defined benefit pension schemes	19	—	—	(3,521)	—	—	—	(3,521)	—	(3,521)
Remeasurement on long-term pension assets	19	—	—	2,482	—	—	—	2,482	—	2,482
Deferred tax movement pensions		—	—	326	—	—	—	326	—	326
Total comprehensive income		—	—	89,925	(5,708)	—	—	84,217	(21)	84,196
Transactions with owners:
Dividends	9	—	—	(111,023)	—	—	—	(111,023)	—	(111,023)
Movement in relation to share options		77	434	11,266	—	—	—	11,777	—	11,777
Deferred tax on share options		—	—	3,081	—	—	—	3,081	—	3,081
Balance as at October 31, 2016		39,650	190,727	221,593	(22,714)	163,363	988,104	1,580,723	1,036	1,581,759

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Micro Focus International plc

Consolidated Statements of Cash Flows (Unaudited)

		Six months ended October 31, 2016	Six months ended October 31, 2015*	Year ended April 30, 2016*
	Note	$’000	$’000	$’000
Cash flows from operating activities
Profit for the period		90,617	87,538	162,972
Adjustments for:
Net interest		48,953	50,439	97,348
Taxation		22,589	11,297	32,424
Share of results of associates		1,127	1,129	2,190
Operating profit		163,286	150,403	294,934
Research and development tax credits		(936)	(936)	(2,041)
Depreciation	14	5,712	5,770	11,419
Loss on disposal of property, plant and equipment		484	7	109
Amortization of intangibles	13	119,085	100,644	203,313
Share-based compensation	8	15,521	11,856	28,793
Exchange movements		(9,270)	719	(2,915)
Provisions movements	18	18,788	2,237	12,985
Changes in working capital:
Inventories		30	44	28
Trade and other receivables		21,073	4,276	(49,175)
Payables and other liabilities		(50,118)	(17,310)	30,923
Provision utilization	18	(18,581)	(25,114)	(55,639)
Deferred income		(62,308)	(69,879)	(16,603)
Pension funding in excess of charge to operating profit		(856)	(22)	(18)
Cash generated from operations		201,910	162,695	456,113
Interest paid		(42,879)	(52,200)	(91,807)
Bank loan costs paid		(5,864)	(753)	(1,805)
Tax paid		(18,183)	(47,707)	(79,282)
Net cash generated from operating activities		134,984	62,035	283,219
Cash flows from investing activities
Payments for intangible assets	13	(17,571)	(15,786)	(34,488)
Purchase of property, plant and equipment	14	(6,454)	(5,917)	(10,281)
Interest received		502	448	1,009
Payment for acquisition of business	23	(293,797)	(9,960)	(9,960)
Net cash acquired with acquisitions	23	68,173	106	106
Repayment of bank borrowings on acquisitions	23	(316,650)	—	—
Net cash used in investing activities		(565,797)	(31,109)	(53,614)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		467	475	968
Proceeds from share placement		—	—	225,720
Costs associated with share placement		—	—	(2,979)
Repayment of bank borrowings	17	(126,375)	(126,375)	(157,750)
Net proceeds from bank borrowings	17	115,000	20,000	245,000
Dividends paid to owners	9	(111,023)	(70,015)	(105,159)
Net cash (used in) / generated from financing activities		(121,931)	(175,915)	205,800
Effects of exchange rate changes		8,536	(4,769)	(9,551)
Net (decrease) / increase in cash and cash equivalents		(544,208)	(149,758)	425,854
Cash and cash equivalents at beginning of period		667,178	241,324	241,324
Cash and cash equivalents at end of period		122,970	91,566	667,178
*	Provision utilization consisting of cash payments of $25.1m for the six months to October 31, 2015 and $56.0m for the year ended April 30, 2016 has been revised from provision movements to working capital movements with a corresponding impact on the effects of exchange rate changes line to ensure consistency with the six months to October 31, 2016 presentation. Subsequent to the revision, the remaining amounts presented in provision movements represent expenses net of reversals recorded within the Consolidated Statement of Comprehensive Income. The presentation of bank loan costs of $0.8m for the six months to October 31, 2015 and $1.8m for the year ended April 30, 2016 has also been revised from cash flows from financing activities to cash flows from operating activities to ensure consistency with the six months to October 31, 2016 presentation. Management do not believe these corrections are material, individually or in the aggregate, to the Unaudited Consolidated Financial Statements in any periods. The revision did not impact the Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity in any periods.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Micro Focus International plc

Notes to the Consolidated Financial Statements (Unaudited)

1.	General information

Micro Focus International plc (the “Company”) is a public limited Company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together the “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at October 31, 2016, the Group has a presence in 40 countries worldwide and employs approximately 4,490 people.

The Company is listed on the London Stock Exchange.

These unaudited consolidated interim financial statements were authorized for issuance by the board of directors of the Company on April 25, 2017.

2.	Basis of preparation

These unaudited consolidated interim financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended April 30, 2016 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated statement of financial position as at April 30, 2016 and the consolidated statement of comprehensive income and cash flows for the year ended April 30, 2016 were derived from the audited financial statements.

The principal accounting policies applied in the preparation of these consolidated interim financial statements have been consistently applied to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. These consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

3.	Accounting policies

Other than as described below and income tax expense which is recognized using an estimate of the weighted average effective annual income tax rate expected for the full year, the accounting policies adopted are consistent with those of the Company’s annual consolidated financial statements for the year ended April 30, 2016, as described in those financial statements.

(a)	The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group:
•	Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortization applies for periods beginning on or after January 1, 2016. In this amendment the IASB has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.
•	Annual Improvements 2014 includes amendments to IFRS 5, ‘Non-current Assets Held For Sale and Discontinued Operations’, IFRS 7, ‘Financial Instruments: Disclosures’, IAS 19, ‘Employee Benefits’ and IAS 34, ‘Interim Financial Reporting’ applies for periods beginning on or after January 1, 2016.
•	Amendment to IAS 1, ‘Presentation of financial statements’ as part of the IASB initiative to improve presentation and disclosure in financial reports, effective for annual periods beginning on or after January 1, 2016.

The amendments above do not have a material impact to the consolidated interim financial statements.

(b)	The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:
•	IFRS 15 ‘Revenue from contracts with customers’ establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
•	IFRS 9 ‘Financial instruments’. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after January 1, 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.
•	Amendments to IAS 7, ‘Statement of cash flows’ on disclosure initiative are effective on periods beginning on or after January 1, 2017. This amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities and is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.
•	Amendments to IAS 12, ‘Income taxes’ on recognition of deferred tax assets for unrealized losses are effective on periods beginning on or after January 1 2017. These amendments clarify how to account for deferred tax assets originated from unrealized loss in debt instruments measured at fair value.
•	Amendments to IFRS 2, ‘Share-based payments’ on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after January 1, 2018. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.
•	IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted if the entity is adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.
•	Annual improvements 2014–2016 include amendments to IFRS 1, ‘First-time adoption of IFRS’, IFRS 12, ‘Disclosure of interests in other entities’ and IAS 28, ‘Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value applies for periods beginning on or after January 1, 2018.
•	IFRIC 22, ‘Foreign currency transactions and advance consideration’ addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after January 1, 2018.

Apart from IFRS 9, IFRS 15, IFRS 16, and IFRIC 22, where it is too early to determine how significant the effect on reported results and financial position will be, the directors anticipate that the future introduction of those standards, amendments and interpretations listed above will not have a material impact on the consolidated interim financial statements.

4.	Functional currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. The Group uses the local currency as the functional currency, except for two entities based in Ireland (Novell Ireland Software Limited and Novell Ireland Real Estate Limited) and the Company, where the functional currency is the US dollar.

5.	Segmental reporting

In accordance with IFRS 8, ‘Operating Segments’, the Group has derived the information for its operating segments using the information used by the Chief Operating Decision Maker (the “Executive Committee”) for the purposes of resource allocation and assessment of segment performance. The Group’s reportable segments under IFRS 8 are as follows:

Micro Focus – The Micro Focus product portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go to Market organization. The products within the Micro Focus product portfolio are grouped together into five sub-portfolios based on industrial logic: CDMS, Host Connectivity, IAS, Development & ITOM, and Collaboration & Network.

SUSE – The characteristics of the SUSE product portfolio segment are different from the Micro Focus product portfolio due to the Open Source nature of its offerings and the growth profile of those offerings. SUSE provides and supports enterprise-grade Linux and Open Source solutions. The SUSE product portfolio comprises: SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

Operating segments are consistent with those used in internal management reporting and the profit measure used by the Executive Committee is the Adjusted Operating Profit. Centrally managed costs are allocated between the Micro Focus and SUSE segments based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

Operating segments for the six months ended October 31, 2016:

		Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000
Segment revenue		537,311	147,432	684,743
Directly managed costs		(277,297)	(81,197)	(358,494)
Allocation of centrally managed costs		12,651	(12,651)	—
Total segment costs		(264,646)	(93,848)	(358,494)
Adjusted Operating Profit		272,665	53,584	326,249
Exceptional items	7			(41,048)
Share-based compensation charge	8			(15,521)
Amortization of purchased intangibles				(106,394)
Operating profit				163,286
Share of results of associates				(1,127)
Net finance costs				(48,953)
Profit before tax				113,206
Total assets				4,707,021
Total liabilities				3,125,262

Operating segments for the six months ended October 31, 2015:

		Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000
Segment revenue		483,291	121,232	604,523
Directly managed costs		(278,637)	(62,018)	(340,655)
Allocation of centrally managed costs		16,268	(16,268)	—
Total segment costs		(262,369)	(78,286)	(340,655)
Adjusted Operating Profit		220,922	42,946	263,868
Exceptional items	7			(10,651)
Share-based compensation charge	8			(11,856)
Amortization of purchased intangibles				(90,958)
Operating profit				150,403
Share of results of associates				(1,129)
Net finance costs				(50,439)
Profit before tax				98,835
Total assets				4,092,774
Total liabilities				2,780,696

No measure of total assets and total liabilities for each reportable segment has been reported as such amounts are not regularly provided to the Executive Committee. The operating segment split of depreciation on property, plant and equipment and the amortization of purchased software intangibles is as follows:

	Six months ended October 31, 2016			Six months ended October 31, 2015
	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Depreciation of property, plant and equipment	4,759	953	5,712	4,691	1,079	5,770
Amortization of purchased software intangibles	529	45	574	746	172	918
6.	Analysis of revenue by product

Set out below is an analysis of revenue recognized between the principal product portfolios for the six months ended October 31, 2016:

	Micro Focus
	CDMS	Host Connectivity	Identity, Access & Security	Development & IT Operations Management Tools	Collaboration & Networking	Total Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
License	52,447	38,898	19,845	24,509	11,174	146,873	—	146,873
Maintenance	75,320	52,613	70,298	109,388	56,612	364,231	—	364,231
Subscription	—	—	—	—	—	—	144,925	144,925
Consulting	5,433	935	10,211	7,336	2,292	26,207	2,507	28,714
Total	133,200	92,446	100,354	141,233	70,078	537,311	147,432	684,743

Set out below is an analysis of revenue recognized between the principal product portfolios for the six months ended October 31, 2015:

	Micro Focus
	CDMS	Host Connectivity	Identity, Access & Security	Development & IT Operations Management Tools	Collaboration & Networking	Total Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Licence	39,984	48,450	20,412	13,467	12,210	134,523	—	134,523
Maintenance	71,910	54,205	70,489	62,798	68,015	327,417	—	327,417
Subscription	—	—	—	—	—	—	118,732	118,732
Consulting	4,025	1,210	11,723	1,411	2,982	21,351	2,500	23,851
Total	115,919	103,865	102,624	77,676	83,207	483,291	121,232	604,523

The table below provides the proportion of revenue by each of the portfolios delivered during the six months to October 31, 2016, the comparison to the revenue for the six months to October 31, 2015 and the year ended April 30, 2016, with Micro Focus broken out into its sub-portfolios:

	Six months ended October 31, 2016	Six months ended October 31, 2015	Year ended April 30, 2016
COBOL Development & Mainframe Solutions	19.4%	19.2%	20.8%
Host Connectivity	13.6%	17.2%	15.9%
Identity, Access & Security	14.6%	17.0%	17.4%
Development & IT Operations Management Tools	20.6%	12.8%	12.6%
Collaboration & Networking	10.3%	13.8%	12.9%
Micro Focus Portfolio	78.5%	80.0%	79.6%
SUSE Portfolio	21.5%	20.0%	20.4%
Micro Focus Group	100.0%	100.0%	100.0%
7.	Exceptional items

The exceptional costs of $41.0m for the six months ended October 31, 2016 (2015: $10.7m) shown in the consolidated statement of comprehensive income relate to costs incurred on the acquisition of Serena Software Inc. (“Serena”) and GWAVA Inc. (“GWAVA”), pre-acquisition costs relating the HPE Software (as defined below) and integration costs for acquired businesses. The total cash outflow of exceptional items during the six months ended October 31, 2016 was $21.2m (2015: $8.0m).

	Six months ended October 31, 2016	Six months ended October 31, 2015	Year ended April 30, 2016
Reported within Operating profit:	$’000	$’000	$’000
Integration costs	13,432	8,394	23,634
Acquisition costs	1,468	531	531
Pre-acquisition costs	19,669	—	5,569
Property costs	2,521	1,073	5,964
Severance and legal costs	3,958	653	(4,845)
Royalty provision release	—	—	(3,000)
	41,048	10,651	27,853

Integration costs of $13.4m for the six months ended October 31, 2016 (2015: $8.4m) arose from the work being done in bringing together the Base Micro Focus, The Attachmate Group (“TAG”), Serena and GWAVA organizations into one organization. Other activities include; development of a new Group intranet and website and system integration costs.

The acquisition costs of $1.5m for the six months ended October 31, 2016 are external costs in evaluating and completing the acquisitions of Serena in May 2016 and GWAVA in September 2016 (2015: $0.5m related to the acquisition of Authasas BV). The costs mostly relate to due diligence work, legal work on the acquisition agreements and other fees of professional advisors on the transaction.

The property costs of $2.5m for the six months ended October 31, 2016 (2015: $1.1m) relate to the cost of exiting entire buildings or floors of buildings which the Group are leasing following the integration of the TAG and Serena business. The majority of the costs relate to TAG and Serena properties in North America.

Severance and legal costs of $4.0m for the six months ended October 31, 2016 (2015: $0.7m) relate mostly to termination costs for senior Serena executives after acquisition.

The pre-acquisition costs of $19.7m for the six months ended October 31, 2016 (2015: $nil) relate to the evaluation of the combination with HPE Software (note 24), which was announced in September 2016 and is expected to complete in the third quarter of calendar year 2017. The costs relate to due diligence work, legal work on the acquisition agreements and other fees of professional advisors on the transaction.

The estimated total tax effect of exceptional items is a credit to the income statement of $5.6m for the six months ended October 31, 2016 (2015: $3.3m).

8.	Share-based payments

The share-based compensation charge for the six months ended October 31, 2016 was $15.5m (2015: $11.9m) including $4.3m (2015: $1.6m) relating to employer taxes. The increase in the period is as a result of the additional employer taxes that would be payable as a result of the increase in the share price. $7.6m and $10.7m of the employer taxes is included in trade and other payables and $5.2m and $nil is included in other non-current liabilities as at October 31, 2016 and April 30, 2016, respectively.

9.	Dividends

A dividend of $111.0m was paid during the six months ended October 31, 2016 of 49.74 cents per share (2015: $70.0m or 33.0 cents per share).

The directors announced an interim dividend of 29.73 cents per share (2015: 16.94 cents per share) payable on January 27, 2017 to shareholders who are registered at January 6, 2017. This interim dividend, amounting to $68.2m (2015: $35.1m) has not been recognized as a liability as at October 31, 2016.

10.	Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

	Six months ended October 31, 2016				Six months ended October 31, 2015
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	$’000	Cents	Pence	$’000	$’000	Cents	Pence
Basic EPS
Earnings attributable to ordinary shareholders[1]	90,638	229,067	39.57	29.49	87,321	217,402	40.17	25.96
Effect of dilutive securities
Options		8,689				8,938
Diluted EPS
Earnings attributable to ordinary shareholders	90,638	237,756	38.12	28.41	87,321	226,340	38.58	24.94
1	Earnings attributable to ordinary shareholders is the profit for the six months ended October 31, 2016 of $90.6m (2015: $87.5m), excluding amounts attributable to non-controlling interests of $nil (2015: $0.2m profit).

The weighted average number of shares excludes treasury shares that do not have dividend rights. Earnings per share, expressed in pence, has used the average exchange rate for the six months ended October 31, 2016 of $1.34 to £1 (2015: $1.55 to £1).

11.	Taxation

The tax charge for the six months ended October 31, 2016 was $22.6m (2015: $11.3m) with the Group’s effective tax rate (“ETR”) being 20.0% (2015: 11.4%).

The Group’s ETR for the six months ended October 31, 2016 (20.0%) is higher than the previous year (11.4%) mainly due to the high proportion of disallowable exceptional costs in the current year relating to the HPE Software merger.

The Group continues to benefit from the UK’s Patent Box regime. Benefits during the six months ended October 31, 2016 were $4.3m (2015: $3.8m).The Group realized benefits in relation to intra-Group financing in the six months ended October 31, 2016 of $8.4m (2015: $7.2m).

The Group’s cash taxes paid in the period were $18.2m, compared to $47.7m in the six months ended October 31, 2015. The prior year figure included $27.2m in respect of US Federal income tax liabilities for the year ended April 30, 2016 and previous years. Following a recalculation of the respective liabilities, a substantial part of that payment was subsequently carried forward at April 30, 2016 as a debtor, reducing payments required in the current year.

There have been no significant developments in relation to the UK tax claim impacting the Group’s tax returns for the years ended April 30, 2009 through to 2015, which is under review by Her Majesty’s Revenue and Customs (“HMRC”). The Group maintains a provision for the full potential liability of $4.7m as at October 31, 2016 (April 30, 2016: $5.6m). The provision has reduced by $0.9m since April 30, 2016 due to foreign exchange movements.

12.	Goodwill
	October 31, 2016	October 31, 2015	April 30, 2016
Cost and net book amount	$’000	$’000	$’000
At May 1,	2,436,168	2,421,745	2,421,745
Hindsight adjustments	—	5,583	5,583
Acquisitions (note 23)	391,657	8,840	8,840
At October 31, / April 30,	2,827,825	2,436,168	2,436,168
A segment-level summary of the goodwill allocation is presented below:
Micro Focus	1,968,259	1,576,602	1,576,602
SUSE	859,566	859,566	859,566
At October 31, / April 30,	2,827,825	2,436,168	2,436,168

The additions to goodwill in the six months ended October 31, 2016 relate to the acquisition of Serena ($378.6m) and GWAVA ($13.1m) (note 23). Of the additions to goodwill, there is no amount that is expected to be deductible for tax purposes.

13.	Other intangible assets
			Purchased Intangibles
	Purchased software	Development costs	Technology	Trade names	Customer relationships	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Net book value
At May 1, 2015	935	31,369	222,466	209,696	667,755	1,132,221
Acquisition - Authasas	—	—	2,545	—	811	3,356
Additions	658	15,128	—	—	—	15,786
Charge for the period	(918)	(8,768)	(37,599)	(7,520)	(45,839)	(100,644)
Exchange adjustments	(138)	—	—	—	—	(138)
At October 31, 2015	537	37,729	187,412	202,176	622,727	1,050,581
Net book value
At May 1, 2015	935	31,369	222,466	209,696	667,755	1,132,221
Acquisition - Authasas	—	—	2,545	—	811	3,356
Additions	3,093	31,395	—	—	—	34,488
Charge for the year	(1,864)	(19,515)	(75,227)	(15,040)	(91,667)	(203,313)
Exchange adjustments	(197)	—	—	—	—	(197)
At April 30, 2016	1,967	43,249	149,784	194,656	576,899	966,555
Net book value
At May 1, 2016	1,967	43,249	149,784	194,656	576,899	966,555
Acquisition − Serena (note 23)	79	—	86,100	21,400	210,200	317,779
Acquisition – GWAVA (note 23)	—	—	4,075	711	544	5,330
Additions	2,226	15,345	—	—	—	17,571
Charge for the period	(574)	(12,117)	(37,027)	(5,501)	(63,866)	(119,085)
Exchange adjustments	(1,966)	—	—	—	—	(1,966)
At October 31, 2016	1,732	46,477	202,932	211,266	723,777	1,186,184

Expenditure totaling $17.6m (2015: $15.8m) was made in the six months ended October 31, 2016, including $15.3m in respect of development costs and $2.2m of purchased software. The acquisition of Serena gave rise to an addition of $317.7m to purchased intangibles and $0.1m to purchased software, the acquisition of GWAVA gave rise to an addition of $5.3m to purchased intangibles (note 23).

Of the $15.3m of additions to development costs in the six months ended October 31, 2016 (2015: $15.1m), $15.0m (2015: $15.1m) relates to internal development costs and $0.3m (2015: $nil) to external consultants development costs.

At October 31, 2016, the unamortized lives of technology assets were in the range of two to ten years, customer relationships in the range of one to ten years and trade names in the range of ten to twenty years.

Amortization for the six months ended October 31, 2016 of $69.4m (2015: $53.4m) is included in selling and distribution costs, $49.1m (2015: $46.4m) is included in research and development expense and $0.6m (2015: $0.9m) is included in administrative expenses in the consolidated statement of comprehensive income.

14.	Property, plant and equipment
	Freehold land and buildings	Lease- hold improve- ments	Computer equipment	Fixtures and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Net book value
At May 1, 2015	14,653	14,645	9,505	4,093	42,896
Acquisition– Authasas	—	—	14	—	14
Additions	—	2,649	2,578	690	5,917
Disposals	—	(1)	(5)	(1)	(7)
Charge for the period	(211)	(1,741)	(3,156)	(662)	(5,770)
Exchange adjustments	50	(154)	(368)	(53)	(525)
At October 31, 2015	14,492	15,398	8,568	4,067	42,525
Net book value
At May 1, 2015	14,653	14,645	9,505	4,093	42,896
Acquisition– Authasas	—	—	14	—	14
Additions	—	3,636	5,386	1,259	10,281
Disposals	—	—	(53)	(56)	(109)
Charge for the year	(403)	(3,541)	(6,127)	(1,348)	(11,419)
Exchange adjustments	(638)	(136)	(11)	(11)	(796)
At April 30, 2016	13,612	14,604	8,714	3,937	40,867
Net book value
At May 1, 2016	13,612	14,604	8,714	3,937	40,867
Acquisition– Serena (note 23)	—	1,057	659	211	1,927
Acquisition– GWAVA (note 23)	—	—	111	84	195
Additions	18	2,329	3,926	181	6,454
Disposals	—	(286)	(79)	(119)	(484)
Charge for the period	(182)	(2,060)	(2,919)	(551)	(5,712)
Exchange adjustments	(2,057)	(209)	(366)	(78)	(2,710)
At October 31, 2016	11,391	15,435	10,046	3,665	40,537
15.	Trade and other receivables
	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Trade receivables	257,486	201,568	248,759
Less: provision for impairment of trade receivables	(3,768)	(2,998)	(4,486)
Trade receivables net	253,718	198,570	244,273
Prepayments	21,353	14,690	21,694
Other receivables	2,436	1,647	1,651
Accrued income	451	317	568
Total	277,958	215,224	268,186

At October 31, 2016, October 31, 2015 and April 30, 2016, the carrying amount approximates to the fair value.

16.	Trade and other payables – current
	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Trade payables	14,301	13,158	20,793
Tax and social security	9,250	5,588	10,425
Accruals	127,612	118,274	156,872
Total	151,163	137,020	188,090

At October 31, 2016, October 31, 2015 and April 30, 2016, the carrying amount approximates to the fair value. Accruals include employee taxes on share-based payments, acquisition fees, vacation and payroll accruals including bonuses and commissions.

17.	Borrowings
	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Bank loans secured	1,775,875	1,593,625	1,787,250
Unamortized prepaid facility arrangement fees and original issue discounts	(40,346)	(47,753)	(42,041)
Net Borrowings	1,735,529	1,545,872	1,745,209
Reported within:
Current liabilities	294,192	50,600	275,256
Non-current liabilities	1,441,337	1,495,272	1,469,953
Net Borrowings	1,735,529	1,545,872	1,745,209
Less: Cash at bank and in hand	(122,970)	(91,566)	(667,178)
Net debt	1,612,559	1,454,306	1,078,031

The terms of the Micro Focus existing debt facilities are as follows:

•	Syndicated senior secured tranche B term loan facility of $1,275.0m (“Term Loan B”), with an interest rate of 3.75% above LIBOR (subject to a LIBOR floor of 0.75%), repayable at 1.00% per annum, with an original issue discount of 1.00% and a seven year term;
•	A syndicated senior secured tranche C term loan facility of $500.0m (“Term Loan C”), with an interest rate of 3.75% above LIBOR (subject to a LIBOR floor of 0.75%), repayable at 10.00% per annum, with an original issue discount of 1.5% and a five year term; and
•	A senior secured revolving credit facility of $375.0m, (“Revolving Facility”), with an interest rate of 3.50% above LIBOR on amounts drawn (and 0.50% on amounts undrawn) thereunder and an original issue discount of 0.50%.

The Revolving Facility was increased to $375.0m on May 2, 2016 as part of the funding for the Serena acquisition (note 23).

On August 1, 2016 the Company allocated a re-pricing of its senior secured term loan B which will reduce its ongoing interest payments. The interest rate was reduced from 4.25% to 3.75% and the LIBOR floor was reduced from 1.00% to 0.75%, amortizing at 1.00% per annum, up from 0.75%. All other terms of the Group’s Credit Facilities remain the same.

The only financial covenant attaching to these new facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2016 $245.0m of the Revolving Facility available of $375.0m was drawn representing 65.3%. The covenant calculation indicates that the Group had in excess of 70% headroom against the covenant test.

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between four and six years. The fair value of borrowings equals their carrying amount.

18.	Provisions
	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Onerous leases and dilapidations	16,687	21,422	18,176
Restructuring and integration	7,340	9,095	3,523
Legal	3,022	3,264	1,920
Other	100	10,637	1,280
Total	27,149	44,418	24,899

Current	15,420	27,784	10,545
Non-current	11,729	16,634	14,354
Total	27,149	44,418	24,899
	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2016	18,176	3,523	1,920	1,280	24,899
Acquisitions - Serena (note 23)	—	1,201	1,344	—	2,545
Additional provision in the period	2,128	20,358	—	—	22,486
Released	(344)	(2,077)	(97)	(1,180)	(3,698)
Utilization of provision	(3,151)	(15,311)	(119)	—	(18,581)
Exchange adjustments	(122)	(354)	(26)	—	(502)
At October 31, 2016	16,687	7,340	3,022	100	27,149

Current	5,120	7,278	3,022	—	15,420
Non-current	11,567	62	—	100	11,729
Total	16,687	7,340	3,022	100	27,149
	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2015	22,630	30,921	3,065	10,637	67,253
Hindsight adjustment	—	—	677	—	677
Additional provision in the period	2,575	5,201	—	—	7,776
Provision releases in the period	(991)	(4,548)	—	—	(5,539)
Utilization of provision	(2,598)	(22,328)	(188)	—	(25,114)
Unwinding of discount	6	—	—	—	6
Exchange adjustments	(200)	(151)	(290)	—	(641)
At October 31, 2015	21,422	9,095	3,264	10,637	44,418

Current	9,464	8,856	3,264	6,200	27,784
Non-current	11,958	239	—	4,437	16,634
Total	21,422	9,095	3,264	10,637	44,418

The onerous leases and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within nine years. The provision was increased by $2.1m in the six months ended October 31, 2016, mostly due to the lengthening in the estimated time to sublease a North American property.

Restructuring and integration provisions relate mostly to severance and integration work undertaken during the six months ended October 31, 2016. Integration provisions arose from the work done in bringing together the Base Micro Focus, TAG, Serena and GWAVA organizations into one organization. This includes, amongst other activities; development of a new Group intranet and website and system integration costs. Severance releases relate to the change in estimates made for integrating the TAG business in the year ended April 30, 2016, including the redeployment of staff previously notified of redundancy. The provisions are expected to be fully utilized within 12 months.

Legal provisions include management’s best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Of the net additions and releases to provisions in the six months ended October 31, 2016, $19.9m (2015: $7.3m) was included in exceptional items.

19.	Retirement benefit obligations
	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Within Non-current assets:
Long term pension assets	24,120	19,114	22,272
Within Non-current liabilities:
Retirement benefit obligations	(34,599)	(26,695)	(31,669)

There are three defined benefit plans in Germany under broadly similar regulatory frameworks. All of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Final pension entitlements are calculated by our Actuary in Swiss Life. They also complete calculations for cases of death in service and disability. There is no requirement for the appointment of Trustees in Germany. The schemes are administered locally with the assistance of German pension experts. All three plans were closed for new membership.

Long-term pension assets

Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets as follows are recorded separately in the consolidated statement of financial position as long-term pension assets.

The movement on the long-term pension asset is as follows:

	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
As at November 1 / May 1,	22,272	14,076	14,076
Hindsight adjustment	—	3,917	3,917
Return on non-plan assets	187	168	333
Benefits paid	(44)	(40)	(8)
Contributions	—	—	475
Actuarial gain on non-plan assets included within other comprehensive income	2,482	1,205	3,104
Foreign currency exchange changes	(777)	(212)	375
As at October 31 / April 30,	24,120	19,114	22,272

The long-term pension asset was acquired as part of the acquisition of TAG. The non-plan assets were not subject to an actuarial revaluation until after April 30, 2015 and therefore a hindsight adjustment was made in respect of this and reflected in the consolidated statement of comprehensive income.

Retirement benefit obligations

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Present value of defined benefit obligation	40,120	32,148	37,524
Fair value of plan assets	(5,521)	(5,453)	(5,855)
	34,599	26,695	31,669

The present value of the defined benefit obligation has moved as follows:

	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
At November 1 / May 1,	37,524	38,224	38,224
Current service cost	424	383	760
Benefits paid	(145)	(88)	(100)
Interest cost	311	276	546
Remeasurements - actuarial losses:
Demographic	—	—	—
Financial	3,521	(6,340)	(2,024)
Experience	(117)	98	(565)
Foreign currency exchange changes	(1,398)	(405)	683
At October 31 / April 30,	40,120	32,148	37,524

The fair value of plan assets has moved as follows:

	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
At November 1 / May 1,	5,855	5,482	5,482
Interest income	49	40	79
Remeasurements - actuarial return on assets excluding amounts included in interest income	(117)	18	108
Contributions by plan participants	13	13	126
Benefits paid	(43)	(42)	(84)
Foreign currency exchange changes	(236)	(58)	144
At October 31 / April 30,	5,521	5,453	5,855

For the six months ended October 31, 2016 $0.7m (2015: $0.6m) is included in the consolidated statement of comprehensive income in respect of the German defined benefit pension arrangements being a current service charge of $0.4m (2015: $0.4m) and a net finance charge of $0.3m (2015: $0.2m).

The amounts recognized as movements in equity for the six months ended October 31, 2016 included $0.1m (2015: $0.1m) of actuarial return on assets excluding amounts included in interest and $3.4m (2015: $6.2m gains) of actuarial losses arising on scheme liabilities.

The key assumptions used for the German scheme were:

	October 31, 2016	October 31, 2015	April 30, 2016
	$’000	$’000	$’000
Rate of increase in final pensionable salary	2.60%	2.60%	2.60%
Rate of increase in pension payments	2.00%	2.00%	2.00%
Discount rate	1.30%	2.20%	1.70%
Inflation	2.00%	2.00%	2.00%

The mortality assumptions for the German scheme are set based on actuarial advice in accordance with published statistics and experience in the territory, specifically German pension table ‘Richttafeln 2005 G’ by Prof. Dr. Klaus Heubeck. This is unchanged from that reported as at April 30, 2016.

Sensitivities

The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 25 years.

	Change in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(13.0%)
Price inflation	0.25%	3.7%
Salary growth rate	0.50%	1.7%

An increase of one year in the assumed life expectancy for both males and females would increase the defined benefit obligation by 2.9% (2015: 2.9%). The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous years.

20.	Share capital

Ordinary shares at 10 pence each as at October 31, 2016 (2015: 10 pence each)

	October 31, 2016		October 31, 2015		April 30, 2016
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At November 1 / May 1,	228,706,210	39,573	228,587,397	39,555	228,587,397	39,555
Shares issued to satisfy option awards	584,289	77	22,242	3	118,313	18
Share placement issues	—	—	—	—	500	—
At October 31 / April 30,	229,290,499	39,650	228,609,639	39,558	228,706,210	39,573

Share issuances during the six months ended October 31, 2016

During the six months ended October 31, 2016, 584,289 ordinary shares of 10 pence each (2015: 22,242 ordinary shares of 10 pence each) were issued by the Company to settle exercised share options. The gross consideration received was $0.5m (2015: $0.5m).

At October 31, 2016 there were no treasury shares held (2015: 11,029,506) and as such that the voting rights and number of listed shares at October 31, were 229,290,499 (2015: 217,580,133).

Potential issues of shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence each under the following share option schemes approved by shareholders in 2005 and 2006: the Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options as at October 31, 2016 was 9,271,150 (2015: 9,312,749).

21.	Other reserves
	Capital redemption reserve	Merger reserve	Total
	$’000	$’000	$’000
Share capital issue[1]	—	(27,085)	(27,085)
Redemption of B shares[2]	56,359	—	56,359
Expenses and foreign exchange relating to return of value[2]	545	—	545
Redemption of B shares[2]	47,079	—	47,079
Acquisition of TAG[3]	—	1,372,666	1,372,666
Reallocation of merger reserve[5]	—	(130,000)	(130,000)
Return of Value– Share consideration[4]	11,903	—	11,903
Return of Value– New share issues[4]	47,477	(47,477)	—
As at May 1, 2015 and November 1, 2015	163,363	1,168,104	1,331,467

As at May 1, 2015	163,363	1,168,104	1,331,467
Reallocation of merger reserve[5]	—	(180,000)	(180,000)
As at April 30, 2016	163,363	988,104	1,151,467

As at May 1, 2016 and November 1, 2016	163,363	988,104	1,151,467
1	On May 17, 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a share for share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. This increase in share capital created a merger reserve deficit of $27.1m.
2	In January 2012 a Return of Value was made to all shareholders amounting to $129.0m in cash after including a foreign exchange contract gain of $0.6m. As a result of this a capital redemption reserve was created following the redemption of the B shares ($56.9m). In November 2012 a further Return of Value was made to all shareholders amounting to $128.2m in cash after including a foreign exchange contract gain of $2.4m. In the year ended April 30, 2014 a further $47.1m was added to the capital redemption reserve following the redemption of the B shares.
3	On November 20, 2014 the TAG acquisition was completed. As a result of this a merger reserve was created of $1.372.7m. The acquisition of TAG was structured by way of a share for share exchange; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The Company chose to record its investment in TAG at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of TAG and the aggregate nominal value of the shares issued). This merger reserve was initially considered unrealized on the basis it was represented by the investment in TAG, which is not considered to represent qualifying consideration (in accordance with Tech 02/10 (Guidance on the determination of realized profits and losses in the context of distributions under the Companies Act 2006)). Immediately following the acquisition of TAG, the Company’s investment in TAG was transferred to another Group company in exchange for an intercompany loan. To the extent this loan is settled in qualifying consideration, the related proportion of the merger reserve is considered realized.
4	In December 2014 a Return of Value was made to all shareholders amounting to $131.6m in cash. The Return of Value was accompanied by a 0.9285 share consolidation and resulted in a net $11.9m reduction in share capital and an $11.9m increase in the capital redemption reserve. In addition $47.5m was transferred from the merger reserve to the capital redemption reserve.
5	The merger reserve is an unrealized profit until it can be realized by the settlement of the intercompany loan by qualifying consideration. $180.0m of the intercompany loan is expected to be settled in qualifying consideration during the year April 30, 2017 (2015: $130.0m) and as such an equivalent proportion of the merger reserve is considered realized and therefore has been transferred to the profit and loss account.

22.	Related party transactions

The Group’s related parties are its subsidiary undertakings and Executive Committee members. The Group has taken the exemption available under IAS 24, ‘Related Party Disclosures’, not to disclose details of transactions with its subsidiary undertakings.

	Six months ended October 31, 2016	Six months ended October 31, 2015	Year ended April 30, 2016
	$’000	$’000	$’000
Key management compensation
Short-term employee benefits	4,749	4,710	9,297
Share-based payments	6,326	6,247	10,146
	11,075	10,957	19,443

The key management figures above include the executive management team and directors. There are no post-employment benefits.

At the beginning of the period Wizard Parent LLC held 13.8% of the issued share capital of the Company and by July 13, 2016 they reduced their holding to only 2.6%. Wizard Parent LLC is no longer considered to be a related party.

23.	Business combinations

Summary of acquisitions for the six months ended October 31, 2016 and 2015:

					Consideration
	Carrying value at acquisition	Fair value adjustments	Hindsight adjustments	Goodwill	Shares	Cash	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Acquisitions in the six months ended October 31, 2016:
Serena Software Inc.	148,958	(249,938)	—	378,603	—	277,623	277,623
GWAVA Inc.	1,098	2,295	—	13,054	—	16,447	16,447
Acquisitions in the six months ended October 31, 2015:
Authasas BV	1,110	10	—	8,840	—	9,960	9,960
	150,056	(247,643)	—	391,657	—	294,070	294,070

Acquisition of Serena Software Inc.

On May 2, 2016, the Group acquired the entire share capital of Spartacus Acquisition Holdings Corp. the holding company of Serena and its subsidiaries for $277.6m, payable in cash at completion. In addition to this the Group then repaid the outstanding Serena bank borrowings of $316.7m as at May 2, 2016, making the total cash outflow for the Group of $528.5m, net of cash acquired of $65.8m.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

Serena is a leading provider of enterprise software focused on providing Application Lifecycle Management products for both mainframe and distributed systems. Whilst Serena is headquartered in San Mateo, California the operations are effectively managed from offices in Hillsboro, Oregon and St. Albans in the United Kingdom. It operates in a further ten countries. The Serena Group’s customers are typically highly regulated large enterprises, across a variety of sectors including banking, insurance, telco, manufacturing and retail, healthcare and government.

Serena was integrated into the Micro Focus Product Portfolio and the revenues reported in the Development and IT Operations Management Tools sub-portfolio.

The transaction was funded through the Group’s existing cash resources together with additional debt and equity finance arranged through Barclays, HSBC, the Royal Bank of Scotland and Numis Securities. On May 2, 2016,

the Group’s existing revolving credit facility was extended from $225m to $375m and the Group raised approximately £158.2m (approximately $225.7m) through a Placing underwritten by Numis Securities incurring $3.0m of costs associated with the Placing in March 2016.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. As at October 31, 2016, the Group had not yet fully completed its assessments of the Serena acquisition.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Goodwill	462,400	(462,400)	—
Intangible assets - purchased [1]	—	317,700	317,700
Intangible assets - other	79	—	79
Property, plant and equipment	1,927	—	1,927
Other non-current assets	167	—	167
Deferred tax asset	15,541	—	15,541
Trade and other receivables	27,362	—	27,362
Cash and cash equivalent	65,784	—	65,784
Borrowings– short-term	(27,712)	—	(27,712)
Trade and other payables	(11,518)	—	(11,518)
Provisions– short-term	(2,545)	—	(2,545)
Current tax liabilities	(3,173)	—	(3,173)
Deferred income– short-term [2]	(72,217)	3,761	(68,456)
Deferred income– long-term [2]	(14,853)	798	(14,055)
Borrowings– long-term	(288,938)	—	(288,938)
Other non-current liabilities	(717)	—	(717)
Deferred tax liabilities [3]	(2,629)	(109,797)	(112,426)
Net assets	148,958	(249,938)	(100,980)
Goodwill (note 12)			378,603
Consideration			277,623
Consideration satisfied by:
Cash			277,623

Trade and other receivables are net of a bad debt provision of $0.8m.

The fair value adjustments relate to:

1.	Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Serena;
2.	Deferred income has been valued taking account of the remaining performance obligations;
3.	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):

Fair value
$’000
Technology	86,100
Customer relationships	210,200
Trade names	21,400
317,700

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $378.6m has been capitalized.

From the date of acquisition, May 2, 2016 to October 31, 2016, the acquisition contributed $72.6m to revenue and $30.5m to profit for the period. There is no difference in results between May 1, and May 2, 2016.

Acquisition of GWAVA Inc.

On September 30, 2016, the Group acquired the entire share capital of GWAVA and its subsidiaries for $16.4m, payable in cash at completion.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

GWAVA is a leading company in email security and enterprise information archiving (“EIA”). GWAVA has approximately 90 employees, based in the US, Canada and Germany. More than a million users across 60 countries rely on its products in over 3,000 customer organizations, supported by GWAVA’s global team, with a further 1,000 GWAVA business partners collaborating closely to ensure successful customer solutions. In addition to GWAVA’s award winning EIA product Retain, GWAVA has a full suite of products to protect, optimize, secure and ensure compliance for customers running Micro Focus GroupWise.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. As at October 31, 2016, the Group had not yet fully completed its assessments of the GWAVA acquisition.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased [1]	—	5,330	5,330
Intangible assets - other [2]	1,180	(1,180)	—
Property, plant and equipment	195	—	195
Trade and other receivables [3]	3,309	(767)	2,542
Cash and cash equivalent	2,389	—	2,389
Trade and other payables	(1,064)	—	(1,064)
Deferred income– short-term [4]	(4,094)	324	(3,770)
Deferred income– long-term	(817)	—	(817)
Deferred tax liabilities [5]	—	(1,412)	(1,412)
Net assets	1,098	2,295	3,393
Goodwill (note 12)			13,054
Consideration			16,447
Consideration satisfied by:
Cash			16,447

Of the consideration payable, $16.2m has been settled as at October 31, 2016 and $0.3m remains payable.

Trade and other receivables is net of a bad debt provision of $0.1m.

The fair value adjustments relate to:

1.	Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of GWAVA;
2.	Other intangible assets relating to historic IP has been written down to nil;

3.	Other advances have been written off as irrecoverable;
4.	Deferred income has been valued taking account of the remaining performance obligations;
5.	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):

Fair value
$’000
Technology	4,075
Customer relationships	544
Trade names	711
5,330

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $13.1m has been capitalized. From the date of acquisition, September 30, 2016 to October 31, 2016, the acquisition contributed $0.8m to revenue and a loss of $0.1m to profit for the period.

The estimated results of the above acquisition if it had been made at the beginning of the accounting year, May 1, 2016, to October 31, 2016 would have been as follows:

Pro-forma	$m
Revenue	4.6
Profit for the period	0.1

The estimated results of the Group if the acquisition had been made at the beginning of the accounting year, May 1, 2016, to October 31, 2016 would have been as follows:

Pro-forma	$m
Revenue	688.5
Profit for the period	90.8

The above figures are based on information provided to Micro Focus by GWAVA and the results since acquisition.

Acquisition of Authasas BV

On July 17, 2015, the Group acquired the entire share capital of Authasas BV, a company registered in The Hague, the Netherlands. The activities of Authasas BV mainly consist of the developing, producing and publishing/selling of authentication software. The consideration was $10.0m and was satisfied using Micro Focus’ existing bank facilities. The acquisition costs incurred of $0.5m were expensed as exceptional items through administrative expenses in the consolidated statement of comprehensive income for the six months ended October 31, 2015.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased[1]	—	3,356	3,356
Intangible assets - other[2]	1,973	(1,973)	—
Property, plant and equipment	14	—	14
Inventory	11	—	11
Deferred tax asset[3]	339	(339)	—
Trade and other receivables	463	—	463
Cash and cash equivalent	106	—	106
Trade and other payables[4]	(1,796)	(68)	(1,864)
Deferred tax liabilities[5]	—	(966)	(966)
Net assets	1,110	10	1,120
Goodwill (note 12)			8,840
Consideration			9,960
Consideration satisfied by:
Cash			9,960

Trade and other receivables is net of a bad debt provision of $16,000.

The fair value adjustments relate to:

1.	Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Authasas BV;
2.	Other intangible assets relating to development costs have been written down to nil;
3.	The deferred tax asset on acquisition has been written down to nil;
4.	Deferred income has been valued taking account of the remaining performance obligations;
5.	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):

Fair value
$’000
Technology	2,545
Customer relationships	811
3,356

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $8.8m has been capitalized. From the date of acquisition, July 17, 2015, to October 31, 2015, the acquisition contributed $nil to revenue and a loss of $0.2m to profit for the period.

The estimated results of the above acquisition, excluding intercompany royalties, if it had been made at the beginning of the accounting year, May 1, 2015 to October 31, 2015 would have been as follows:

Pro-forma	$m
Revenue	—
Loss for the period	(0.5)

The estimated results of the Enlarged Group if the acquisition had been made at the beginning of the accounting year, May 1, 2015 to October 31, 2015 would have been as follows:

Pro-forma	$m
Revenue	604.5
Profit for the period	87.2

The above figures are based on information provided to Micro Focus by Authasas BV and the results since acquisition.

24.	Post balance sheet events
1.	OpenATTIC acquisition

On November 1, 2016 SUSE announced the completion of the acquisition of the openATTIC storage management technology and engineering talent from the company it-novum for a cash consideration of 4.7m Euros. The openATTIC technology aligns perfectly with our strategy to provide open source, software defined infrastructure solutions for the enterprise and will strengthen SUSE Enterprise Storage solution by adding enterprise grade storage management capabilities to the portfolio.

2.	Acquisition of OpenStack IaaS and Cloud Foundry PaaS Talent and Technology Assets from HPE

On March 9, 2017 SUSE announced the completion of the acquisition of OpenStack Infrastructure-as-a-Service (“IaaS”) and Cloud Foundry Platform-as-a-Service (“PaaS”) Talent and Technology Assets from Hewlett Packard Enterprise Company (“HPE”). SUSE will use the acquired assets to expand its OpenStack IaaS solution and accelerate SUSE’s entry into the growing Cloud Foundry PaaS market. In consideration for this the Group will assume any liabilities relating to the IPR agreements and the transferring employees and offer employment to the offered employees.

The acquired OpenStack assets will be integrated into SUSE OpenStack Cloud and the acquired Cloud Foundry and PaaS assets will enable SUSE to bring to market a certified, enterprise-ready SUSE Cloud Foundry PaaS solution for all customers and partners in the SUSE ecosystem. Additionally, SUSE has increased engagement with the Cloud Foundry Foundation, becoming a platinum member and taking a seat on the Cloud Foundry Foundation Board.

As part of the transaction, HPE has named SUSE as its preferred open source partner for Linux, OpenStack IaaS and CloudFoundry PaaS. HPE’s choice of SUSE as their preferred open source partner further cements SUSE’s reputation for delivering high-quality, enterprise-grade open source solutions and services.

3.	Proposed merger with HPE Software

On September 7, 2016 we announced that we had entered into a definitive agreement with HPE on the terms of a transaction (the “Transaction”) which provided for the combination of HPE’s software business segment (“HPE Software”) with the Company by way of a merger (the “Merger”) with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software for the purposes of the Transaction. At the time of announcement HPE Software was valued at $8.8bn.

The Transaction is expected to complete in the third quarter of calendar year 2017. Following shareholder approval of the Transaction (and subject to the passing of the relevant shareholder resolutions relating to the Return of Value and to final board approval) the return of value will be made to Micro Focus shareholders immediately prior to completion of the Transaction.

New Facilities

The Company announced on April 21, 2017 the successful syndication of the new credit facilities (the “New Facilities”) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary of Micro Focus, and Seattle SpinCo, Inc., a wholly owned subsidiary of HPE that will hold HPE Software and be merged with a wholly owned subsidiary of Micro Focus in the Transaction.

The New Facilities comprise a $500 million Revolving Credit Facility at LIBOR plus 3.50% (subject to a LIBOR floor of 0.00%) placed with a number of financial institutions and $5,000 million of term loans. The new term loans are priced as follows:

1.	the new $2,600 million senior secured seven year term loan B issued by Seattle SpinCo, Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
2.	the new $385 million senior secured seven year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
3.	the new Euro 470 million (equivalent to $500 million) senior secured seven year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%; and
4.	in relation to the existing senior secured term loans issued by MA FinanceCo, LLC the lenders in the term loan C of $412 million due November 2019 were offered a cashless roll of their investment into the existing term loan B-2 due November 2021 and this loan will be re-priced to LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) and increased in size from $1,103 million to $1,515 million.

The New Facilities will be used to (i) fund the pre-Completion cash payment by Seattle SpinCo, Inc to HPE of $2,500 million (subject to certain adjustments in limited circumstances), (ii) reprice, amend and extend the existing drawn facilities of Micro Focus of approximately $1,500 million, (iii) fund the Return of Value to Micro Focus' existing Shareholders of up to $500 million and (iv) pay transaction costs. The balance will be used for general corporate and working capital purposes.

Termination Payment

Micro Focus has agreed to pay HPE a termination payment equal to approximately $60 million in cash under certain circumstances, including among other circumstances if (a) a competing proposal has been publicly announced or communicated to the Micro Focus Board and not withdrawn at least five business days prior to the termination of the Merger Agreement, and such competing proposal, or a different competing proposal, is consummated (or a definitive agreement entered into with respect thereto) within 12 months following the Merger Agreement being terminated in specified circumstances; or (b) the Merger Agreement is terminated as a result of, among other things, Micro Focus breaching in any material respect the specified undertakings in the Merger Agreement prohibiting it and its representatives from soliciting competing proposals.

4.	Dividends

An interim dividend of $66.5m was paid on January 27, 2017 of 29.73 cents per share to shareholders who were registered at January 6, 2017 (2015: $35.1m or 16.94 cents per share).

5.	UK exit from the European Union

On March 29, 2017, the United Kingdom’s ambassador to the European Union delivered a letter to the President of the European Council giving formal notice under Article 50 of the Lisbon Treaty of Britain’s withdrawal from the European Union. EU law includes several directives, transposed into the law of each member state, providing relief or deferral of (direct) income tax on various transactions, typically between members of a group incorporated in different member states. Significant uncertainty exists over the precise steps (both at a European Union and individual member state level) to be followed before withdrawal of the UK from the EU takes effect. Overall there is a significant level of uncertainty about the future tax obligations and it is too early to determine how significant the effect on reported results and financial position of the Group will be.

MICRO FOCUS INTERNATIONAL PLC

Report of Independent Registered Public Accounting Firm

To: the board of directors and shareholders of Micro Focus International Plc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Micro Focus International Plc at April 30, 2016 and April 30, 2015 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
April 25, 2017

Micro Focus International plc

Consolidated Statements of Comprehensive Income

For the years ended April 30, 2016, 2015 and 2014

		2016			2015			2014
		Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	3,4	1,245,049	—	1,245,049	834,539	—	834,539	433,058	—	433,058
Cost of sales		(133,260)	(2,172)	(135,432)	(86,861)	(4,629)	(91,490)	(29,912)	—	(29,912)
Gross profit		1,111,789	(2,172)	1,109,617	747,678	(4,629)	743,049	403,146	—	403,146
Selling and distribution costs		(411,961)	(4,372)	(416,333)	(270,864)	(19,611)	(290,475)	(120,669)	—	(120,669)
Research and development expenses		(258,130)	(1,258)	(259,388)	(159,280)	(3,069)	(162,349)	(57,833)	—	(57,833)
Administrative expenses		(118,911)	(20,051)	(138,962)	(73,620)	(69,369)	(142,989)	(68,924)	—	(68,924)
Operating profit		322,787	(27,853)	294,934	243,914	(96,678)	147,236	155,720	—	155,720
Share of results of associates	15	(2,190)	—	(2,190)	(788)	—	(788)	—	—	—
Finance costs	6	(98,357)	—	(98,357)	(53,847)	(2,384)	(56,231)	(8,197)	—	(8,197)
Finance income	6	1,009	—	1,009	1,210	—	1,210	318	—	318
Profit before tax	5	223,249	(27,853)	195,396	190,489	(99,062)	91,427	147,841	—	147,841
Taxation	7	(39,259)	6,835	(32,424)	(15,729)	25,753	10,024	(25,759)	—	(25,759)
Profit for the year		183,990	(21,018)	162,972	174,760	(73,309)	101,451	122,082	—	122,082
Attributable to:
Equity shareholders of the parent		183,912	(21,018)	162,894	175,062	(73,309)	101,753	122,082	—	122,082
Non-controlling interests	34	78	—	78	(302)	—	(302)	—	—	—
Profit for the year		183,990	(21,018)	162,972	174,760	(73,309)	101,451	122,082	—	122,082
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gain/(loss) on pension liabilities schemes	26	2,697	—	2,697	(4,196)	—	(4,196)	—	—	—
Actuarial gain on non-plan pension assets	26	3,104	—	3,104	—	—	—	—	—	—
Deferred tax movement on pensions	7	(1,745)	—	(1,745)	1,301	—	1,301	—	—	—
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(3,458)	—	(3,458)	(8,375)	—	(8,375)	2,176	—	2,176
Other comprehensive income/(expense) for the year		598	—	598	(11,270)	—	(11,270)	2,176	—	2,176
Total comprehensive income for the year		184,588	(21,018)	163,570	163,490	(73,309)	90,181	124,258	—	124,258
Attributable to:
Equity shareholders of the parent		184,510	(21,018)	163,492	163,792	(73,309)	90,483	124,258	—	124,258
Non-controlling interests	34	78	—	78	(302)	—	(302)	—	—	—
Total comprehensive income for the year		184,588	(21,018)	163,570	163,490	(73,309)	90,181	124,258	—	124,258
Earnings per share expressed in cents per share:				cents			cents			cents
- basic	9			74.50			58.54			84.75
- diluted	9			71.61			56.71			82.35
Earnings per share expressed in pence per share:				pence			pence			pence
- basic	9			49.59			36.64			52.92
- diluted	9			47.66			35.50			51.43

The accompanying notes are an integral part of these Consolidated Financial Statements.

Micro Focus International plc

Consolidated Statements of Financial Position

As at April 30, 2016 and 2015

		2016	2015
	Note	$’000	$’000
Non-current assets
Goodwill	10	2,436,168	2,421,745
Other intangible assets	11	966,555	1,132,221
Property, plant and equipment	13	40,867	42,896
Investments in associates	15	12,711	14,901
Long-term pension assets	26	22,272	14,076
Other non-current assets	16	4,002	3,909
Deferred tax assets	28	198,757	249,886
		3,681,332	3,879,634
Current assets
Inventories	17	93	110
Trade and other receivables	18	268,186	218,645
Current tax receivables	22	18,016	—
Cash and cash equivalents	19	667,178	241,324
Assets classified as held for sale	12	888	888
		954,361	460,967
Total assets		4,635,693	4,340,601
Current liabilities
Trade and other payables	20	188,090	161,365
Borrowings	21	275,256	125,733
Provisions	25	10,545	49,334
Current tax liabilities	22	22,426	67,895
Deferred income	23	565,480	583,703
		1,061,797	988,030
Non-current liabilities
Deferred income	24	196,483	194,863
Borrowings	21	1,469,953	1,519,130
Retirement benefit obligations	26	31,669	32,742
Long-term provisions	25	14,354	17,919
Other non-current liabilities	27	3,671	5,264
Deferred tax liabilities	29	264,038	304,592
		1,980,168	2,074,510
Total liabilities		3,041,965	3,062,540
Net assets		1,593,728	1,278,061
Capital and reserves
Share capital	30	39,573	39,555
Share premium account	32	190,293	16,087
Merger reserve	33	988,104	1,168,104
Capital redemption reserve	33	163,363	163,363
Retained earnings/(deficit)		228,344	(96,479)
Foreign currency translation reserve/(deficit)		(17,006)	(13,548)
Total equity attributable to owners of the parent		1,592,671	1,277,082
Non-controlling interests	34	1,057	979
Total equity		1,593,728	1,278,061

The accompanying notes are an integral part of these Consolidated Financial Statements.

Micro Focus International plc

Consolidated Statements of Changes in Equity

For the years ended April 30, 2016, 2015 and 2014

		Share capital	Share premium account	Retained earnings / (deficit)	Foreign currency translation reserve / (deficit)	Capital redemption reserve	Merger reserve	(Deficit) / equity attributable to the parent	Non- controlling interests	Total (deficit) / equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at May 1, 2013		37,797	13,523	(63,053)	(7,349)	103,983	(27,085)	57,816	—	57,816
Profit for the year		—	—	122,082	—	—	—	122,082	—	122,082
Other comprehensive income for the year		—	—	—	2,176	—	—	2,176	—	2,176
Total comprehensive income		—	—	122,082	2,176	—	—	124,258	—	124,258
Transactions with owners:
Dividends	8	—	—	(62,633)	—	—	—	(62,633)	—	(62,633)
Share options:
Issue of share capital	30	5	1,023	(9,422)	—	—	—	(8,394)	—	(8,394)
Movement in relation to share options		—	—	7,017	—	—	—	7,017	—	7,017
Corporation tax on share options	7	—	—	2,883	—	—	—	2,883	—	2,883
Deferred tax on share options	7	—	—	3,532	—	—	—	3,532	—	3,532
Share reorganization and buy-backs:
Return of Value to shareholders	31	—	—	(144,664)	—	—	—	(144,664)	—	(144,664)
Expenses and foreign exchange relating to Return of Value	31	—	—	3,934	—	—	—	3,934	—	3,934
Total movements for the year		5	1,023	(77,271)	2,176	—	—	(74,067)	—	(74,067)
Balance at April 30, 2014		37,802	14,546	(140,324)	(5,173)	103,983	(27,085)	(16,251)	—	(16,251)
Profit/(loss) for the year		—	—	101,753	—	—	—	101,753	(302)	101,451
Other comprehensive expense for the year		—	—	(2,895)	(8,375)	—	—	(11,270)	—	(11,270)
Total comprehensive income/(expense)		—	—	98,858	(8,375)	—	—	90,483	(302)	90,181
Non-controlling interests on acquisition of The Attachmate Group (“TAG”)		—	—	—	—	—	—	—	1,281	1,281
Transactions with owners:
Dividends	8	—	—	(72,707)	—	—	—	(72,707)	—	(72,707)
Share options:
Issue of share capital	30	106	1,541	(513)	—	—	—	1,134	—	1,134
Movement in relation to share options		—	—	12,151	—	—	—	12,151	—	12,151
Corporation tax on share options	7	—	—	4,808	—	—	—	4,808	—	4,808
Deferred tax on share options	7	—	—	3,591	—	—	—	3,591	—	3,591
Acquisitions:
Shares issued to acquire TAG	30, 33	13,550	—	—	—	—	1,372,666	1,386,216	—	1,386,216
Expenses relating to relisting on the LSE	39	—	—	(723)	—	—	—	(723)	—	(723)
Reallocation of merger reserve	33	—	—	130,000	—	—	(130,000)	—	—	—
Share reorganization and buy-backs:
Return of Value– share consolidation	30	(37,866)	—	—	—	11,903	—	(25,963)	—	(25,963)
Issue and redemption of B shares	30	—	—	—	—	47,477	(47,477)	—	—	—
Return of Value– new share issues	30	25,963	—	—	—	—	—	25,963	—	25,963
Return of Value to shareholders	31	—	—	(131,565)	—	—	—	(131,565)	—	(131,565)
Expenses relating to Return of Value	31	—	—	(55)	—	—	—	(55)	—	(55)
Total movements for the year		1,753	1,541	43,845	(8,375)	59,380	1,195,189	1,293,333	979	1,294,312
Balance as at April 30, 2015		39,555	16,087	(96,479)	(13,548)	163,363	1,168,104	1,277,082	979	1,278,061
Profit for the year		—	—	162,894	—	—	—	162,894	78	162,972
Other comprehensive income/(expense) for the year		—	—	4,056	(3,458)	—	—	598	—	598
Total comprehensive income/(expense)		—	—	166,950	(3,458)	—	—	163,492	78	163,570
Transactions with owners:
Dividends	8	—	—	(105,159)	—	—	—	(105,159)	—	(105,159)
Share options:
Issue of share capital– share options		18	950	(70)	—	—	—	898	—	898
Movement in relation to share options		—	—	23,582	—	—	—	23,582	—	23,582
Corporation tax on share options	7	—	—	1,545	—	—	—	1,545	—	1,545
Deferred tax on share options	7	—	—	8,490	—	—	—	8,490	—	8,490
Share placement:
Issue of share capital– share placement	30	—	176,235	49,485	—	—	—	225,720	—	225,720
Share placement issue costs	30	—	(2,979)	—	—	—	—	(2,979)	—	(2,979)
Reallocation of merger reserve	33	—	—	180,000	—	—	(180,000)	—	—	—
Total movements for the year		18	174,206	324,823	(3,458)	—	(180,000)	315,589	78	315,667
Balance as at April 30, 2016		39,573	190,293	228,344	(17,006)	163,363	988,104	1,592,671	1,057	1,593,728

The accompanying notes are an integral part of these Consolidated Financial Statements.

Micro Focus International plc

Consolidated Statements of Cash Flows

For the years ended April 30, 2016, 2015 and 2014

		2016*	2015*	2014*
	Note	$’000	$’000	$’000
Cash flows from operating activities
Profit after tax		162,972	101,451	122,082
Adjustments for:
Net interest	6	97,348	55,021	7,879
Taxation	7	32,424	(10,024)	25,759
Share of results of associates	15	2,190	788	—
Operating profit		294,934	147,236	155,720
Research and development tax credits		(2,041)	(2,135)	—
Depreciation	13	11,419	7,674	3,846
Loss on disposal of property, plant and equipment		109	41	123
Gain on disposal of intangible assets		—	(1,603)	—
Amortization of intangibles	11	203,313	109,092	38,047
Impairment of intangibles	11	—	984	—
Impairment of long-term assets	11	—	11,642	—
Share-based compensation	35	28,793	15,561	12,837
Exchange movements		(2,915)	(87)	712
Provisions movements	25	12,985	52,538	3,325
Changes in working capital:
Inventories		28	39	11
Trade and other receivables		(49,175)	40,127	(13,175)
Payables and other liabilities		30,923	(108,516)	(10,579)
Provision utilization	25	(55,639)	(5,655)	(4,789)
Deferred income		(16,603)	21,657	21,011
Pension funding in excess of charge to operating profit		(18)	586	—
Cash generated from operations		456,113	289,181	207,089
Interest paid		(91,807)	(50,482)	(5,752)
Bank loan costs paid		(1,805)	(40,174)	(5,248)
Tax (paid)/received		(79,282)	1,798	(26,049)
Net cash generated from operating activities		283,219	200,323	170,040
Cash flows from investing activities
Payments for intangible assets	11	(34,488)	(21,240)	(19,055)
Purchase of property, plant and equipment	13	(10,281)	(4,972)	(2,908)
Costs associated with relisting on the LSE	39	—	(723)	—
Interest received		1,009	320	317
Payment for acquisition of business	39	(9,960)	—	(35,195)
Net cash acquired with acquisitions	39	106	165,946	3,261
Short term investments		—	(2)	—
Net cash (used in)/generated from investing activities		(53,614)	139,329	(53,580)

The accompanying notes are an integral part of these Consolidated Financial Statements.

		2016*	2015*	2014*
	Note	$’000	$’000	$’000
Cash flows from financing activities
Proceeds from issue of ordinary share capital	30	968	1,647	1,028
Proceeds from share capital placement		225,720	—	—
Costs associated with share placement		(2,979)	—	—
Return of Value paid to shareholders	31	—	(131,565)	(144,664)
Foreign exchange gain on hedging contracts related to the Return on Value		—	—	4,470
Costs associated with the Return of Value		—	(55)	(536)
Repayment of bank borrowings	21	(157,750)	(522,000)	(134,000)
Repayment of bank borrowings on the acquisition of TAG	39	—	(1,294,726)	—
Net proceeds from bank borrowings	21	245,000	1,903,625	215,000
Dividends paid to owners	8	(105,159)	(72,707)	(62,633)
Net cash generated from/(used in) financing activities		205,800	(115,781)	(121,335)
Effects of exchange rate changes		(9,551)	(15,347)	(268)
Net increase/(decrease) in cash and cash equivalents		425,854	208,524	(5,143)
Cash and cash equivalents at beginning of year		241,324	32,800	37,943
Cash and cash equivalents at end of year	19	667,178	241,324	32,800

Non-cash payments of $nil for the year ended April 30, 2016 (2015: $1,386.2m, 2014: $nil) were made in respect of the issue of shares relating to the acquisition of TAG (note 39).

*	Provision utilization consisting of cash payments of $56.0m, $6.1m, and $1.6m for the year ended April 30, 2016, 2015, and 2014, respectively, has been revised from provision movements to working capital movements with a corresponding impact on the effects of exchange rate changes line. Subsequent to the revision, the remaining amounts presented in provision movements represent expenses net of reversals recorded within the Consolidated Statement of Comprehensive Income. The presentation of bank loan costs of $1.8m, $40.2m, and $5.2m paid for the year ended April 30, 2016, 2015, and 2014, respectively, has been revised from cash flows from financing activities to cash flows from operating activities as management determined they were inappropriately presented within cash flows from financing activities. Management do not believe these corrections are material, individually or in the aggregate, to the Consolidated Financial Statements in any periods. The revision did not impact the Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity in any periods.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Micro Focus International plc

Notes to the Consolidated Financial Statements

1. General information

Micro Focus International plc (the “Company”) is a public limited Company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together the “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at April 30, 2016, the Group had a presence in 39 countries worldwide and employed approximately 4,200 people. Following the completion of the acquisition of Serena Software Inc. (“Serena”) on May 2, 2016 headcount had increased to approximately 4,600.

The Company is listed on the London Stock Exchange.

The Group consolidated financial statements were authorized for issuance by the board of directors of the Company on April 25, 2017.

2. Significant Accounting Policies

I. Group accounting policies

A. Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), interpretations issued by the IFRS Interpretations Committee and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared on a going concern basis under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, ‘Critical accounting estimates and assumptions’.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below. These policies have been applied consistently to all periods presented unless stated otherwise.

B. Consolidation

The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company, its subsidiaries and the Group’s share of its interests in associates prepared at the consolidated statement of financial position date.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group has control over an entity where the Group is exposed to, or has rights to, variable returns from its involvement within the entity and it has the power over the entity to affect those returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control. Control is presumed to exist when the Group owns more than half of the voting rights (which does not always equal percentage ownership) unless it can be demonstrated that ownership does not constitute control. The results of subsidiaries are consolidated from the date on which control passes to the Group. The results of disposed subsidiaries are consolidated up to the date on which control passes from the Group.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the ‘measurement period’ (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, the Group recognizes these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line ‘Attributable to non-controlling interests’ on the face of the consolidated statement of comprehensive income and the consolidated statement of financial position.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

At April 30, 2016, the Group had a 71.5% (2015: 68.3%, 2014: 0.0%) interest in Novell Japan Ltd.

Associates

An associate is an entity, that is neither a subsidiary or a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Associates are accounted for under the equity method, where the consolidated statement of comprehensive income and the consolidated financial position includes the Group’s share of their profits and losses and net assets, less any impairment in value. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associates’ post-acquisition profits and losses, which is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition comprehensive income, which is recognized in the consolidated statement of comprehensive income. Unrealized gains arising from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

At April 30, 2016, the Group had a 14.3% interest ($12.7m) (2015: 14.3%, $14.9m, 2014: 0.0%, $nil) investment in Open Invention Network LLC (“OIN”). There are seven equal shareholders of OIN, all holding a 14.3% interest, and each shareholder has one board member and one alternative board member. The Group exercises significant influence over OIN’s operation and therefore accounts for its investment in OIN as an associate.

C. Revenue recognition

The Group recognizes revenues from sales of software Licenses (including Intellectual Property and Patent rights, to end-users, resellers and Independent Software Vendors (ISV)), software maintenance, subscription, technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the License fee, they are unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery.

If the arrangement includes acceptance criteria, revenue is not recognized until the Group can objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever is earlier. The

Group recognizes License revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria are met; otherwise revenue is deferred and recognized upon delivery of the product to the end-user. Where the Group sells access to a License for a specified period of time and collection of a fixed or determinable fee is reasonably assured, License revenue is recognized upon delivery, unless future substantive upgrades or similar future performance obligations are committed to, in which case revenue is deferred and recognized ratably over the specified period. This is typically the case for Subscriptions where access and performance obligations are performed over a defined term. Maintenance revenue is derived from providing technical support and software updates to customers. Maintenance revenue is recognized on a straight-line basis over the term of the contract, which in most cases is one year. Revenue from consulting and training services is recognized on a percentage of completion basis as the services are performed. The stage of completion is measured on the basis of services performed to date as a percentage of the total services to be performed. Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

Rebates paid to partners as part of a contracted program are netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner, unless the Company receives an identifiable good or service from the partner that is separable from the sales transaction and for which the Group can reasonably estimate fair value.

D. Cost of sales

Cost of sales includes costs related to the consulting business, helpline support and royalties payable to third parties.

E. Segment reporting

In accordance with IFRS 8, ‘Operating Segments’, the Group has derived the information for its operating segments using the information used by the Chief Operating Decision Maker (the “Executive Committee”). Operating segments are consistent with those used in internal management reporting and the profit measure used by the Executive Committee is the Adjusted Operating Profit. Following the Company reorganization on May 1, 2015, the Group has two operating segments: Micro Focus product portfolio and SUSE product portfolio. Previously, it had four operating segments comprised of Base Micro Focus (North America, International, and Asia Pacific and Japan) and TAG. Prior year segment disclosures have been retrospectively adjusted to reflect the Micro Focus product portfolio and SUSE product portfolio operating segments.

F. Exceptional items

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. Examples of transactions which may be considered of an exceptional nature include major restructuring programs, cost of acquisitions or the cost of integrating acquired businesses.

G. Employee benefit costs

a) Pension obligations and long-term pension assets

The Group operates various pension schemes, including both defined contribution and defined benefit pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined contribution plans the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement. This is usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financial position as long-term pension assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

The current service cost of the defined benefit plan, recognized in the consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statement of comprehensive income.

Long-term pension assets relate to insurance policies held in the Group that do not qualify as plan assets, as these assets are not pledged to the pension plan and the Group has the right to make decisions in relation to the management of these assets and utilization of benefits from these assets. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

b) Share-based compensation

The Group operated various equity-settled, share-based compensation plans during the year.

The fair value of the employee services received in exchange for the grant of the shares or options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive income, and a corresponding adjustment to equity over the remaining vesting period.

The shares are recognized when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes valuation model. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself, and the charge is treated as a cash-settled transaction.

H. Foreign currency translation

a) Functional and presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. The Group uses the local currency as the functional currency, except for two entities based in Ireland (Novell Ireland Software Limited and Novell Ireland Real Estate Limited) and the parent company, where the functional currency is the US dollar.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
ii)	Income and expenses for each consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
iii)	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with the exception for goodwill arising before May 1, 2004 which is treated as an asset of the Company and expressed in the Company’s functional currency.

d) Exchange rates

The most important foreign currencies for the Group are Pounds Sterling, the Euro and Japanese Yen. The exchange rates used are as follows:

	2016		2015		2014
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.50	1.46	1.60	1.54	1.60	1.68
€1 = $	1.11	1.14	1.24	1.10	1.35	1.38
100 Yen = 1	0.84	0.94	0.90	0.84	0.81	0.97

I. Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each area of operation by each primary reporting segment.

b) Computer software

Computer software licenses are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of three to five years.

c) Research and development

Research expenditure is recognized as an expense as incurred in the consolidated statement of comprehensive income. Costs incurred on development projects relating to the developing of new computer software programs and significant enhancement of existing computer software programs are recognized as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalized which are the software development employee costs and third party contractor costs. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Development costs are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years, and are included in the consolidated statement of comprehensive income.

d) Intangible assets – arising on business combinations

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization. Amortization is charged to the consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortized from the date they are available for use. The estimated useful lives will vary for each category of asset acquired and to date are as follows:

Purchased software	Three to five years
Development costs	Three years
Trade names	Three to twenty years
Technology	Three to ten years
Customer relationships	Two to ten years
Non-compete agreements	Three to five years

J. Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the consolidated statement of comprehensive income during the financial year in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	Thirty years
Leasehold improvements	Three to ten years
Fixtures and fittings	Two to seven years
Computer equipment	One to five years

Freehold land is not depreciated. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each consolidated statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statement of comprehensive income.

Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell.

K. Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortization and depreciation are also reviewed for any possible impairment at each reporting date.

L. Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods comprises software for resale and packaging materials. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

When work has been performed and the revenue is not yet recognized, the direct costs of third party contractors and staff will be treated as work in progress where the probability of invoicing and evidence of collectability can be demonstrated.

M. Trade receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost less provisions for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the consolidated statement of comprehensive income.

N. Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the consolidated statement of financial position.

O. Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

P. Leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases, net of any incentives received from the lessor, are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

Q. Taxation

Current and deferred tax are recognized in the consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

R. Ordinary shares, share premium and dividend distribution

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company’s shareholders are recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognized when they are paid.

S. Financial instruments and hedge accounting

Financial assets and liabilities are recognized in the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are stated at their fair value less the amount of any appropriate provision for irrecoverable amounts. Trade payables are non-interest bearing and are stated at their fair value. In accordance with its treasury policy, as at April 30, 2016 and 2015 the Group did not hold or issue derivative financial instruments for hedge accounting or trading purposes.

T. Provisions

Provisions for onerous leases, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

U. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in these consolidated financial statements are consistent with those of the annual financial statements for the year ended April 30, 2015, with the exception of the following standards, amendments to or interpretations of published standards adopted during the year:

(a)	The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group:
•	Annual Improvements 2013 includes amendments to IFRS 1 ‘First Time Adoption’, IFRS 3 ‘Business Combinations’, IFRS 13 ‘Fair Value Measurement’ and IAS 40 ‘Investment Property’ applies for periods beginning on or after July 1, 2014.
•	Amendment to IAS 19 regarding defined benefit plans applies for periods beginning on or after July 1, 2014. These narrow scope amendments apply to contributions from employees or third parties to defined benefit plans.
•	Annual Improvements 2012 includes amendments to IFRS 2 ‘Share-based Payment’, IFRS 3 ‘Business Combinations’, IFRS 8 ‘Operating Segments’, IFRS 13 ‘Fair Value Measurement’, IAS 16 ‘Property, Plant and Equipment’, IAS 38 ‘Intangible Assets’, IFRS 9 ‘Financial Instruments’, IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and IAS 39 ‘Financial Instruments - Recognition and Measurement’ applies for periods beginning on or after July 1, 2014.

The amendments above do not have a material impact to the consolidated financial statements.

(b)	The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:
•	Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortization applies for periods beginning on or after January 1, 2016. In this amendment the IASB has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.
•	Annual Improvements 2014 includes amendments to IFRS 5, ‘Non-current Assets Held For Sale and Discontinued Operations’, IFRS 7, ‘Financial Instruments: Disclosures’, IAS 19, ‘Employee Benefits’ and IAS 34, ‘Interim Financial Reporting’ applies for periods beginning on or after January 1, 2016.
•	Amendment to IAS 1, ‘Presentation of financial statements’ as part of the IASB initiative to improve presentation and disclosure in financial reports, effective for annual periods beginning on or after January 1, 2016.
•	Amendments to IAS 7, ‘Statement of cash flows’ on disclosure initiative are effective on periods beginning on or after January 1, 2017. This amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities and is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.
•	Amendments to IAS 12, ‘Income taxes’ on Recognition of deferred tax assets for unrealized losses are effective on periods beginning on or after January 1, 2017. These amendments relate to the recognition of deferred tax assets for unrealized losses and clarify how to account for deferred tax assets related to debt instruments measured at fair value.
•	Amendments to IFRS 2, ‘Share-based payments’ on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after January 1, 2018. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.
•	IFRS 9, ‘Financial instruments’ replaces the guidance in IAS 39 and applies to periods beginning on or after January 1, 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.
•	IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted if the entity is adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.
•	IFRS 15 ‘Revenue from contracts with customers’ establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.

•	Annual improvements 2014–2016 include amendments to IFRS 1, ‘First-time adoption of IFRS’, IFRS 12, ‘Disclosure of interests in other entities’ and IAS 28, ‘Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value applies for periods beginning on or after January 1, 2018.
•	IFRIC 22, ‘Foreign currency transactions and advance consideration’ addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after January 1, 2018.

Apart from IFRS 9, IFRS 15, IFRS 16, and IFRIC 22 where it is too early to determine how significant the effect on reported results and financial position will be, the directors anticipate that the future introduction of those standards, amendments and interpretations listed above will not have a material impact on the consolidated financial statements.

II. Critical accounting estimates and assumptions

In preparing the consolidated financial statements, the Group has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that it is likely that materially different amounts would be reported related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates, which require the Group to make subjective and complex judgments, and matters that are inherently uncertain.

A. Impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy K. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Details of the Group’s impairment review and sensitivities to changes in assumptions are disclosed in note 10.

B. Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated settlement of tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group carries appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities.

C. Acquisitions

When making acquisitions, the Group has to make judgments and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations otherwise valuations are done by management using consistent methodology used on prior year acquisitions where appropriate professional advice was sought. The valuation of goodwill and other intangibles is tested annually or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable. These tests require the use of estimates. Note 10 gives details of the Group’s impairment reviews.

D. Development expenditure

The Group invests in the development of future products in accordance with the accounting policy I(c). The assessment as to whether this expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgment, as is the forecasting of how the product will generate future economic benefit.

Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgment. These judgments are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

E. Revenue recognition

The key areas of judgment in respect of recognizing revenue are the timing of recognition and the fair value allocation between Licence and Maintenance revenue, specifically in relation to recognition and deferral of revenue on support contracts where management assumptions and estimates are necessary.

III. Financial risk factors

The Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the board of directors. Group treasury identifies and evaluates financial risks alongside the Group’s operating units. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds.

In accordance with the treasury policy, as at April 30, 2016 and 2015 the Group did not hold or issue derivative financial instruments.

A. Credit risk

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected collectability of accounts receivable. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

B. Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the UK Sterling, Yen and the Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency.

There were no hedging transactions in place for the year ended April 30, 2016, 2015, and 2014. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

C. Interest rate risk

The Group’s income and cash generated from operations are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group does not use interest rate swaps to manage its cash flow interest rate risk at the present time due to low market rates.

D. Liquidity risk

Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and nine years.

At April 30, 2016 gross borrowings of $1,787.3m (2015: $1,700.0m) related to our senior secured debt facilities (see note 21). $287.8m (2015: $137.8m) is current of which $225.0m (2015: $75.0m) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs.

3. Segmental reporting

In accordance with IFRS 8, ‘Operating Segments’, the Group has derived the information for its operating segments using the information used by the Chief Operating Decision Maker (the “Executive Committee”) for the purposes of resource allocation and assessment of segment performance. The Group’s reportable segments under IFRS 8 are as follows:

Micro Focus – The Micro Focus product portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go to Market organization. The products within the Micro Focus product portfolio are grouped together into five sub-portfolios based on industrial logic: CDMS, Host Connectivity, IAS, Development & ITOM, and Collaboration & Network.

SUSE – The characteristics of the SUSE product portfolio segment are different from the Micro Focus product portfolio due to the Open Source nature of its offerings and the growth profile of those offerings. SUSE provides and supports enterprise-grade Linux and Open Source solutions. The SUSE product portfolio comprises: SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

Operating segments are consistent with those used in internal management reporting and the profit measure used by the Executive Committee is the Adjusted Operating Profit. Centrally managed costs are allocated between the Micro Focus and SUSE segments based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

Operating segments for the year ended April 30, 2016:

		Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000
Segment revenue		991,233	253,816	1,245,049
Directly managed costs		(566,406)	(145,129)	(711,535)
Allocation of centrally managed costs		28,883	(28,883)	—
Total segment costs		(537,523)	(174,012)	(711,535)
Adjusted Operating Profit		453,710	79,804	533,514
Exceptional items	5			(27,853)
Share-based compensation charge	35			(28,793)
Amortization of purchased intangibles	11			(181,934)
Operating profit				294,934
Share of results of associates				(2,190)
Net finance costs				(97,348)
Profit before tax				195,396

Total assets				4,635,693
Total liabilities				3,041,965

Operating segments for the year ended April 30, 2015:

		Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000
Segment revenue		733,435	101,104	834,539
Directly managed costs		(427,264)	(59,502)	(486,766)
Allocation of centrally managed costs		15,532	(15,532)	—
Total segment costs		(411,732)	(75,034)	(486,766)
Adjusted Operating Profit		321,703	26,070	347,773
Exceptional items	5			(96,678)
Share-based compensation charge	35			(15,561)
Amortization of purchased intangibles	11			(88,298)
Operating profit				147,236
Share of results of associates				(788)
Net finance costs				(55,021)
Profit before tax				91,427

Total assets				4,340,601
Total liabilities				3,062,540

Operating segments for the year ended April 30, 2014:

		Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000
Segment revenue		433,058	—	433,058
Directly managed costs		(245,578)	—	(245,578)
Allocation of centrally managed costs		—	—	—
Total segment costs		(245,578)	—	(245,578)
Adjusted Operating Profit		187,480	—	187,480
Exceptional items	5			—
Share-based compensation charge	35			(12,837)
Amortization of purchased intangibles	11			(18,923)
Operating profit				155,720
Share of results of associates				—
Net finance costs				(7,879)
Profit before tax				147,841

Total assets				605,017
Total liabilities				621,268

No measure of total assets and total liabilities for each reportable segment has been reported as such amounts are not regularly provided to the Chief Operating Decision Maker. The operating segment split of depreciation on property, plant and equipment and the amortization of purchased software intangibles is as follows.

	2016			2015			2014
	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Depreciation of property, plant and equipment	9,736	1,683	11,419	6,886	788	7,674	3,846	—	3,846
Amortization of purchased software intangibles	1,679	185	1,864	1,834	355	2,189	640	—	640

Analysis by geography

The Group is domiciled in the UK. The Group’s revenue from external customers by geographical location are detailed below:

	2016	2015	2014
	$’000	$’000	$’000
UK	69,406	46,638	25,044
USA	576,589	375,604	185,080
Germany	136,334	77,249	29,103
France	49,691	42,057	29,661
Japan	45,179	36,832	37,239
Other	367,850	256,159	126,931
Total	1,245,049	834,539	433,058

The total of non-current assets other than financial instruments and deferred tax assets as at April 30, 2016 located in the UK is $152.1m (2015: $149.7m), the total in the USA is $3,264.9m (2015: $3,437.3m) and the total of such non-current assets located in other countries is $65.6m (2015: $42.7m). They exclude trade and other receivables, derivative financial instruments and deferred tax.

4. Supplementary information

Following the Company reorganization on May 1, 2015, the Group had five principal product portfolios within the Micro Focus product portfolio operating segment and one in the SUSE product portfolio operating segment. Previously, it had nine principal product portfolios across the Base Micro Focus (North America, International, and Asia Pacific and Japan) and TAG operating segments. Prior year revenue disclosures by product portfolio have been retrospectively adjusted to reflect the product portfolios within the Micro Focus product portfolio and SUSE product portfolio operating segments.

Set out below is an analysis of revenue recognized between the principal product portfolios for the year ended April 30, 2016.

	Micro Focus
	CDMS	Host Connectivity	Identity, Access & Security	Development & IT Operations Management Tools	Collaboration & Networking	Total Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
License	104,737	89,862	52,360	33,918	23,943	304,820	—	304,820
Maintenance	145,180	105,381	142,209	121,310	130,371	644,451	—	644,451
Subscription	—	—	—	—	—	—	248,903	248,903
Consulting	8,911	2,920	22,083	2,219	5,829	41,962	4,913	46,875
Total	258,828	198,163	216,652	157,447	160,143	991,233	253,816	1,245,049

Set out below is an analysis of revenue recognized between the principal product portfolios for the year ended April 30, 2015.

	Micro Focus
	CDMS	Host Connectivity	Identity, Access & Security	Development & IT Operations Management Tools	Collaboration & Networking	Total Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
License	111,594	71,533	20,536	27,849	29,492	261,004	—	261,004
Maintenance	149,680	55,270	65,882	62,925	106,925	440,682	—	440,682
Subscription	—	—	—	—	—	—	98,178	98,178
Consulting	8,752	2,152	13,731	3,566	3,548	31,749	2,926	34,675
Total	270,026	128,955	100,149	94,340	139,965	733,435	101,104	834,539

Set out below is an analysis of revenue recognized between the principal product portfolios for the year ended April 30, 2014.

	Micro Focus
	CDMS	Host Connectivity	Identity, Access & Security	Development & IT Operations Management Tools	Collaboration & Networking	Total Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
License	126,997	9,618	—	21,937	19,343	177,895	—	177,895
Maintenance	149,314	15,869	—	51,261	26,739	243,183	—	243,183
Subscription	—	—	—	—	—	—	—	—
Consulting	7,108	66	—	4,119	687	11,980	—	11,980
Total	283,419	25,553	—	77,317	46,769	433,058	—	433,058

5. Profit before tax

Profit before tax is stated after charging/(crediting) the following operating costs/(gains) classified by the nature of the costs/(gains):

		2016	2015	2014
	Note	$’000	$’000	$’000
Staff costs	35	538,526	363,766	185,916
Depreciation of property, plant and equipment
– owned assets	13	11,419	7,674	3,846
Amortization of intangibles	11	203,313	109,092	38,047
Impairment of intangible assets	11	—	12,626	—
Inventories
– cost of inventories recognized as a (credit)/expense (included in cost of sales)	17	(72)	(4)	87
Operating lease rentals payable
– plant and machinery		1,702	2,284	1,424
– property		21,711	16,432	8,134
Provision for receivables impairment	18	2,531	965	727
Foreign exchange (gains)/losses		(2,915)	(9,445)	4,440

Exceptional items

The exceptional costs of $27.9m for the year ended April 30, 2016 (2015: $99.1m, 2014: $nil) shown in the consolidated statement of comprehensive income relate to costs incurred as part of the integration of TAG, which was an acquisition completed on November 20, 2014, the acquisition of Authasas BV on July 17, 2015 (note 39) and pre-acquisition costs relating to Serena (note 40).

	2016	2015	2014
	$’000	$’000	$’000
Reported within Operating profit:
Integration costs	23,634	7,585	—
Acquisition costs	531	26,860	—
Pre-acquisition costs	5,569	—	—
Property costs	5,964	18,200	—
Severance costs	(4,845)	30,734	—
Royalty provision release	(3,000)	—	—
Impairment of intangible assets (note 11)	—	11,642	—
Impairment of prepayments	—	1,657	—
	27,853	96,678	—
Reported within finance costs:
Accelerated amortization of facility fees	—	2,384	—
	—	2,384	—
	27,853	99,062	—

Integration costs of $23.6m for the year ended April 30, 2016 (2015: $7.6m, 2014: $nil) arose from the work done in bringing together the Base Micro Focus and TAG organizations into one organization. This includes, amongst other activities; email migration, system integration and legal entity reorganization.

The acquisition costs of $0.5m for the year ended April 30, 2016 are external costs in evaluating and completing the acquisition of Authasas BV in July 2015 (2015: acquisition of TAG $26.9m, 2014: $nil). The costs mostly relate to due diligence work, legal work on the acquisition agreements and other fees of professional advisors on the transaction.

The pre-acquisition costs of $5.6m for the year ended April 30, 2016 (2015: $nil, 2014: $nil) relate to evaluating the acquisition of Serena which was completed on May 2, 2016 (note 40). The costs mostly relate to due diligence work, legal work on the acquisition agreements and other fees of professional advisors on the transaction.

The property costs of $6.0m for the year ended April 30, 2016 (2015: $18.2m, 2014: $nil) relate to the cost of exiting entire buildings or floors of buildings which the Group are leasing following the integration of the TAG business. The majority of the costs relate to TAG properties in North America.

Severance costs releases of $4.8m for the year ended April 30, 2016 (2015: $30.7m charge, 2014: $nil) relate to the reassessment of provisions made for integrating the TAG business in the year ended April 30, 2015, including the redeployment of staff previously notified of redundancy.

Royalty provision releases of $3.0m for the year ended April 30, 2016 (2015: $nil, 2014: $nil) relate to provisions no longer required as a result of new contracts being concluded with a third party.

The one-off impairment of intangible assets of $11.6m and prepayments of $1.7m for the year ended April 30, 2015 (2016: $nil, 2014: $nil) related mostly to the write off of TAG computer systems and applications that had no future value for the Group.

The one-off accelerated amortization of facility fees of $2.4m for the year ended April 30, 2015 (2016: $nil, 2014: $nil) related to costs that were expensed early as a result of early repayment of such debt with new borrowings that also financed the acquisition of TAG.

The estimated total tax effect of exceptional items is a credit to the income statement of $6.8m for the year ended April 30, 2016 (2015: $25.8m, 2014: $nil).

Services provided by the Group’s auditors and network of firms

During the year the Group obtained the following services from the Group’s auditors as detailed below:

	2016	2015	2014
	$’000	$’000	$’000
Audit of Company	563	538	173
Audit of subsidiaries	2,895	2,765	613
Total audit	3,458	3,303	786
Audit related assurance services	782	56	78
Tax compliance services	60	22	6
Tax advisory services	70	180	—
Services relating to taxation	130	202	6
Other non-audit services	1,842	5,059	555
Total	6,212	8,620	1,425

The Group’s auditors, PwC, provide non-audit services for the Group over and above the external audit, principally tax compliance, restructuring, tax advice, compliance forensic services and due diligence work. The board of directors review the level of non-audit fees and is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work.

Audit related assurance services for the year ended April 30, 2016 related primarily to the audit of the TAG 13 month financial statements and the interim review. Other services for the year ended April 30, 2016 related primarily to tax compliance, restructuring, tax advice, customer licence compliance forensic services and the Serena acquisition due diligence costs.

Other services for the year ended April 30, 2015 related primarily to the auditors’ work as Reporting Accountants in respect of the Prospectus issued for the acquisition of TAG, corporate advice on the Return of Value (as defined below) and acquisition due diligence costs.

Other services for the year ended April 30, 2014 related primary to corporate advice on the Return of Value and acquisition due diligence costs.

6. Finance income and finance costs

		2016	2015	2014
	Note	$’000	$’000	$’000
Finance costs
Interest on bank borrowings		82,369	43,559	5,187
Commitment fees		1,108	826	884
Amortization of facility costs and original issue discounts		13,762	6,362	1,541
Finance costs on bank borrowings		97,239	50,747	7,612
Interest on tax provisions		525	2,643	—
Net interest expense on retirement obligations	26	467	261	—
Other		126	196	585
		98,357	53,847	8,197
Included with exceptional items:
Accelerated amortization of facility fees	5	—	2,384	—
Total		98,357	56,231	8,197
Finance income
Bank interest		710	577	318
Other		299	633	—
Total		1,009	1,210	318
Net finance cost		97,348	55,021	7,879

7. Taxation

	2016	2015	2014
	$’000	$’000	$’000
Current tax
Current year	40,894	51,194	34,432
Adjustments to tax in respect of previous years	(20,570)	(7,629)	(4,580)
Impact of change in tax rates	—	(38)	—
	20,324	43,527	29,852
Deferred tax
Origination and reversal of timing differences	(4,145)	(51,942)	784
Adjustments to tax in respect of previous years	17,030	(1,524)	(3,700)
Impact of change in tax rates	(785)	(85)	(1,177)
	12,100	(53,551)	(4,093)
Total	32,424	(10,024)	25,759

A deferred tax credit of $8.5m as at April 30, 2016 (2015: $3.6m credit) and corporation tax credit of $1.5m as at April 30, 2016 (2015: $4.8m credit) have been recognized in equity in the year in relation to share options. A deferred tax debit of $1.7m as at April 30, 2016 (2015: $1.3m credit) has been recognized in the consolidated statement of changes in equity in the year in relation to the defined benefit pension schemes.

The tax charge for the year ended April 30, 2016 is lower than the standard rate of corporation tax in the UK of 20.0% (2015: 20.9%, 2014: 22.8%). The differences are explained below:

	2016	2015	2014
	$’000	$’000	$’000
Profit before taxation	195,396	91,427	147,841
Tax at UK corporation tax rate 20.0% (2015: 20.9%, 2014: 22.8%)	39,079	19,108	33,708
Effects of:
Tax rates other than the UK standard rate	15,002	(708)	1,832
Intra-group financing	(14,445)	(9,200)	(2,918)
UK patent box benefit	(7,593)	(6,000)	—
US R&D tax credit incentives	(1,800)	(752)	—
Movement in deferred tax not recognized	(759)	(9,026)	(342)
Effect of change in tax rates	(237)	(123)	(1,177)
Expenses not deductible	7,737	5,830	2,936
	36,984	(871)	32,039
Adjustments to tax in respect of previous years:
Current tax - UK patent box	—	(4,809)	—
Current tax - other	(20,570)	(2,820)	(4,580)
Deferred tax	16,010	(1,524)	(3,700)
	(4,560)	(9,153)	(8,280)
Total taxation	32,424	(10,024)	25,759

The increase in tax at rates other than the UK standard rate reflects the inclusion of a full year’s worth of profits of TAG, which are taxed at higher rates, particularly in the US.

The Group realized benefits in relation to intra-group financing of $14.4m for the year ended April 30, 2016 (2015: $9.2m, 2014: $2.9m). The benefits mostly relate to arrangements put in place part way through the prior year to facilitate the acquisition of TAG.

Benefits from the UK patent box regime amounted to $7.6m for the year ended April 30, 2016 (2015: $6.0m current and $4.8m prior year benefit, 2014: $nil).

US R&D tax credit incentives of $1.8m for the year ended April 30, 2016 (2015: $0.8m, 2014: $nil) reflect the inclusion of a full year of results of TAG.

The net effect of movements in deferred tax not recognized of $0.8m for the year ended April 30, 2016 (2015: $9.0m, 2014: $0.3m) is significantly lower than the previous year, which included the impact of the one-off recognition of tax credits in the US following the acquisition of TAG.

The Group realized a net credit in relation to the true-up of prior year current and deferred tax estimates of $4.6m for the year ended April 30, 2016 (2015: $9.2m, 2014: $8.3m). There was a significant movement in current tax of $20.6m partially offset by a movement in deferred tax of $16.0m, mainly in the US, as a result of the Group being able to utilize significantly higher deferred tax assets (losses and tax credits) against prior year current (federal and state) tax liabilities than previously anticipated.

The movement in deferred tax assets and liabilities during the year is analyzed in note 29.

The standard rate of corporation tax in the UK has been reduced from 20% currently to 19% from April 1, 2017 and 18% from April 1, 2020. This has reduced the tax charge in the consolidated statement of comprehensive income by $0.8m. This reflects the net impact of the re-measurement of deferred tax balances, in particular liabilities relating to intangibles. There was also a $0.5m debit to equity in relation to the share options deferred tax asset. The further cut in the rate from April 1, 2020 from 18% to 17%, announced in the 2016 Budget, has not yet been substantively enacted and has therefore not been taken into account.

8. Dividends

	2016	2015	2014
Equity– ordinary	$’000	$’000	$’000
2015 final paid 33.00 cents (2014: 30.00 cents, 2013: 28.1 cents) per ordinary share	70,015	40,215	43,072
2016 interim paid 16.94 cents (2015: 15.40 cents, 2014: 14.0 cents) per ordinary share	35,144	32,492	19,561
Total	105,159	72,707	62,633

The directors are proposing a final dividend in respect of the year ended April 30, 2016 of 49.74 cents per share which will utilize approximately $113.7m of total equity. The directors have concluded that the Company has sufficient distributable reserves to pay the dividend. It has not been included as a liability in these financial statements as it has not yet been approved by shareholders.

9. Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each year.

	Year ended April 30, 2016				Year ended April 30, 2015				Year ended April 30, 2014
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	$’000	Cents	Pence	$’000	$’000	Cents	Pence	$’000	$’000	Cents	Pence
Basic EPS
Earnings attributable to ordinary shareholders[1]	162,894	218,635	74.50	49.59	101,753	173,829	58.54	36.64	122,082	144,057	84.75	52.92
Effect of dilutive securities
Options		8,847				5,583				4,193
Diluted EPS
Earnings attributable to ordinary shareholders	162,894	227,482	71.61	47.66	101,753	179,412	56.71	35.50	122,082	148,250	82.35	51.43
1	Earnings attributable to ordinary shareholders is the profit for the year ended April 30, 2016 of $163.0m (2015: $101.5m, 2014: $122.1m), excluding amounts attributable to non-controlling interests of $0.1m (2015: $0.3m loss, 2014: $nil).

The weighted average number of shares excludes treasury shares that do not have dividend rights (note 30).

Earnings per share, expressed in pence, has used the average exchange rate for the year ended April 30, 2016 of $1.50 to £1 (2015: $1.60 to £1, 2014: $1.60 to £1).

10. Goodwill

		2016	2015
	Note	$’000	$’000
Cost and net book amount
At May 1,		2,421,745	308,182
Hindsight adjustment	39	5,583	213
Acquisitions	39	8,840	2,113,350
At April 30,		2,436,168	2,421,745
A segment-level summary of the goodwill allocation is presented below:
Micro Focus		1,576,602	1,562,179
SUSE		859,566	859,566
At April 30,		2,436,168	2,421,745

The hindsight period adjustments relate to transactions that occurred within twelve months of the acquisition date and are attributable to TAG acquired during the year ended April 30, 2015 (note 39).

The additions to goodwill for the year ended April 30, 2016 relate to the acquisition of Authasas BV and hindsight period adjustments for the TAG acquisition (note 39). Of the additions to goodwill, there is no amount that is expected to be deductible for tax purposes.

Goodwill acquired through business combinations primarily relates to the North America region and has been allocated for impairment testing purposes to each individual cash generating unit (“CGU”). The Group conducts annual impairment tests on the carrying value of goodwill, based on the net present value on the recoverable amount of the CGU to which goodwill has been allocated. It has been determined that the Group has two CGUs being the two Product Portfolio groups: Micro Focus and SUSE. During the previous fiscal year the Group was managed differently than from today and the four prior year CGUs were North America, International, Asia Pacific and Japan, and TAG.

An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount, where the recoverable amount is less than the carrying value, an impairment results. The Group has carried out its annual impairment testing at April 30, each year.

During the year ended April 30, 2016 the recoverable amounts of the two CGUs are determined based on the value in use (“VIU”) calculations. The determination of whether or not the goodwill of the two CGUs has been impaired requires an estimate to be made of the VIU of the CGUs to which goodwill that has been allocated. During the year ended April 30, 2015 the recoverable amounts of the North America, International, and Asia Pacific CGUs were determined based on the VIU calculations and the TAG CGU was based on the fair value less cost of sales method. The fair value less cost of sales for the TAG CGU was based on the value that was used when acquiring the business on November 20, 2014 since the acquired company had been held for less than six months and trading had been slightly better than anticipated at the time of acquisition.

The VIU calculation includes estimates about the future financial performance of the CGUs. The cash flow projections in the three following financial years reflect management’s expectation of the medium and long-term operating performance of the CGU and growth prospects in the CGU’s market.

Key assumptions

The key assumptions in the VIU calculations are the discount rate applied, the long-term operating margin and the long-term growth rate of net operating cash flows. In determining the key assumptions, management has taken into consideration the current economic climate, the resulting impact on expected growth and discount rates and the pressure this places on impairment calculations.

Discount rate applied

The discount rate applied to each CGU represents a pre-tax rate that reflects market assessment of the time value of money at the consolidated statement of financial position date and risks specific to the CGU. During the year ended April 30, 2016, the discount rate applied to both CGU’s are considered to be the same at 11.6%. During the year ended April 30, 2015, the Group was managed separately than from today and the prior year geographic discount rates are summarized below:

2015
North America	14%
International	11%
Asia Pacific and Japan	13%

Long-term operating margin

The long-term operating margin for each CGU is primarily based upon past performance adjusted as appropriate where management believes that past operating margins are not indicative of future operating margins. The VIU calculations are based on five years projections and then a terminal value calculation. The long-term growth rates of net operating cash flows are assumed to be 2% for the Micro Focus CGU and 10% for the SUSE CGU.

Summary of results

During the year ended April 30, 2016, all goodwill was tested for impairment, with no impairment charge resulting (2015: $nil, 2014: $nil).

As the VIU calculation is most sensitive to a change in the long-term operating margin, the directors are of the opinion that it would take a systematic change to the market for long-term operating margins to fall to the level where impairment would be required.

The directors consider that a reduction of 4.0% for Micro Focus and 2.0% for SUSE in the absolute value of long-term operating margins would be the limit of what could be considered to be reasonably possible on the basis that the Group’s cost base is flexible and could quickly respond to market changes. The Group is spread across a range of geographies and sectors and also offers customer cost saving solutions, which help to insulate it from more significant changes. If the long-term margins used in the VIU calculations for all CGUs were 4.0% for Micro Focus and 2.0% for SUSE lower in absolute terms than management’s estimates, the Group would not have any impairment charge. If the operating margins remain in perpetuity at the current year levels then there would also not be any impairment charge.

The Group based its estimate for the long-term pre-tax discount rate on its weighted average cost of capital (“WACC”) and using long-term market data and industry data to derive the appropriate inputs to the calculation. The directors have assessed that a 2.0% (2015: 2.0%) change in the absolute discount rate is the maximum change that could be considered as reasonably possible and this would represent a 27.5% (2015: 17.7%) reduction in the assumption. If the estimated pre-tax discount rates applied to the discounted cash flows of all of the two CGUs were 2.0% (2015: 2.0%) higher in absolute terms than the management’s estimates, the Group would not have any impairment charge.

The Group considers that the long-term growth rates could change and that a 0% growth rate for Micro Focus and 5.0% growth rate for SUSE is reasonably possible. If the absolute value of the long-term growth used in the VIU calculations for all CGUs were 0% for Micro Focus and 5% for SUSE which are lower than management’s current estimates, the Group would not have recognized any goodwill impairment charge.

The directors have considered combinations of a reduction in the long-term operating margins across the two CGUs combined with a reasonably possible increase in the absolute discount rate and a reasonably possible decrease in the long-term growth rates and no impairment would occur in these scenarios.

The medium-term Adjusted EBITDA for each of the two CGUs is primarily based upon past performance adjusted as appropriate where management believes that past Adjusted EBITDA margin are not indicative of future Adjusted EBITDA margin. The long-term Adjusted EBITDA margins applied to the Micro Focus CGU is 55% and the SUSE CGU is 32%. The long-term growth rates of net operating cash flows are assumed to be 2.0% for Micro Focus and 10.0% for SUSE.

The Authasas business has been integrated into the Micro Focus CGU when acquired on July 17, 2015 and the Serena acquisition will be integrated into the Micro Focus CGU from the acquisition date of May 2, 2016. The Serena acquisition has not been included in any impairment review since it was acquired after the end of the financial year.

11. Other intangible assets

			Purchased intangibles
	Purchased software	Development costs	Technology	Trade names	Customer relationships	Non-compete agreements	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2015	19,283	154,151	301,127	217,510	760,823	1,303	1,454,197
Acquisition of Authasas BV (note 39)	—	—	2,545	—	811	—	3,356
Additions	3,093	31,395	—	—	—	—	34,488
Disposals	—	—	—	—	—	(1,303)	(1,303)
Exchange adjustments	(348)	—	—	—	—	—	(348)
At April 30, 2016	22,028	185,546	303,672	217,510	761,634	—	1,490,390
Accumulated amortization
At May 1, 2015	18,348	122,782	78,661	7,814	93,068	1,303	321,976
Charge for the year	1,864	19,515	75,227	15,040	91,667	—	203,313
Disposals	—	—	—	—	—	(1,303)	(1,303)
Exchange adjustments	(151)	—	—	—	—	—	(151)
At April 30, 2016	20,061	142,297	153,888	22,854	184,735	—	523,835
Net book amount at April 30, 2016	1,967	43,249	149,784	194,656	576,899	—	966,555
Net book amount at April 30, 2015	935	31,369	222,466	209,696	667,755	—	1,132,221
			Purchased intangibles
	Purchased software	Development costs	Technology	Trade names	Customer relationships	Non-compete agreements	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2014	8,021	134,661	76,063	1,175	74,590	1,303	295,813
Acquisitions of TAG (note 39)	11,763	—	225,064	216,335	686,233	—	1,139,395
Additions	1,750	19,490	—	—	—	—	21,240
Disposals	(1,751)	—	—	—	—	—	(1,751)
Exchange adjustments	(500)	—	—	—	—	—	(500)
At April 30, 2015	19,283	154,151	301,127	217,510	760,823	1,303	1,454,197
Accumulated amortization
At May 1, 2014	7,539	103,193	48,209	1,175	41,861	1,303	203,280
Charge for the year	2,189	18,605	30,452	6,639	51,207	—	109,092
Disposals	(2,873)	—	—	—	—	—	(2,873)
Impairment	11,642	984	—	—	—	—	12,626
Exchange adjustments	(149)	—	—	—	—	—	(149)
At April 30, 2015	18,348	122,782	78,661	7,814	93,068	1,303	321,976
Net book amount at April 30, 2015	935	31,369	222,466	209,696	667,755	—	1,132,221
Net book amount at April 30, 2014	482	31,468	27,854	—	32,729	—	92,533

Intangible assets, with the exception of purchased software and internally generated development costs, relate to identifiable assets purchased as part of the Group’s business combinations. Intangible assets are amortized on a straight-line basis over their expected useful economic life – see Group accounting policy I(d).

Expenditure for the year ended April 30, 2016 totaling $34.5m (2015: $21.2m) was made in the year, including $31.4m in respect of development costs and $3.1m of purchased software. The acquisition of Authasas BV gives rise to an addition of $3.4m to purchased intangibles (note 39). Of the $31.4m of additions to development costs, $30.9m (2015: $19.5m) relates to internal development costs and $0.5m (2015: $nil) to external consultants development costs.

At April 30, 2016, the unamortized lives of technology assets were in the range of two to six years, customer relationships in the range of one to seven years and trade names in the range of ten to twenty years.

Amortization for the year ended April 30, 2016 of $106.7m (2015: $51.2m, 2014: $9.2m) is included in selling and distribution costs for the trade names and customer relationships, $94.7m (2015: $55.7m, 2014: $28.2m) is included in research and development expense for the development costs and technology assets and $1.9m (2015: $2.2m, 2014: $0.6m) is included in administrative expenses for the purchased software in the consolidated statement of comprehensive income.

12. Assets classified as held for sale

	2016	2015
	$’000	$’000
Assets classified as held for sale	888	888

At April 30, 2016 and 2015, the Group had $0.9m in property held-for-sale consisting of a building in South Africa. The Group anticipates selling this building during the year ending April 30, 2017.

13. Property, plant and equipment

	Freehold landand buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2015	15,888	20,385	20,556	5,046	61,875
Acquisition of Authasas BV (note 39)	—	—	14	—	14
Additions	—	3,636	5,386	1,259	10,281
Disposals	—	(434)	(397)	(658)	(1,489)
Exchange adjustments	(705)	(169)	(104)	(43)	(1,021)
At April 30, 2016	15,183	23,418	25,455	5,604	69,660
Accumulated depreciation
At May 1, 2015	1,235	5,740	11,051	953	18,979
Charge for the year	403	3,541	6,127	1,348	11,419
Disposals	—	(434)	(344)	(602)	(1,380)
Exchange adjustments	(67)	(33)	(93)	(32)	(225)
At April 30, 2016	1,571	8,814	16,741	1,667	28,793
Net book amount at April 30, 2016	13,612	14,604	8,714	3,937	40,867
Net book amount at May 1, 2015	14,653	14,645	9,505	4,093	42,896

	Freehold landand buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2014	15,738	5,910	11,347	1,542	34,537
Acquisition of TAG (note 39)	1,344	14,256	6,905	3,460	25,965
Additions	—	935	3,533	504	4,972
Disposals	—	(579)	(268)	(429)	(1,276)
Reclassifications	—	(7)	—	7	—
Exchange adjustments	(1,194)	(130)	(961)	(38)	(2,323)
At April 30, 2015	15,888	20,385	20,556	5,046	61,875
Accumulated depreciation
At May 1, 2014	1,068	3,987	7,582	301	12,938
Charge for the year	448	2,029	4,323	874	7,674
Disposals	—	(531)	(268)	(305)	(1,104)
Reclassifications	—	(3)	—	3	—
Exchange adjustments	(281)	258	(586)	80	(529)
At April 30, 2015	1,235	5,740	11,051	953	18,979
Net book amount at April 30, 2015	14,653	14,645	9,505	4,093	42,896
Net book amount at May 1, 2014	14,670	1,923	3,765	1,241	21,599

Depreciation for the year ended April 30, 2016 of $11.4m (2015: $7.7m, 2014: $3.8m) is included within administrative expenses in the consolidated statement of comprehensive income.

14. Group entities

Subsidiaries

Details of subsidiaries as at April 30, 2016 are provided below.

Company name	Country of incorporation	Principal activities
Holding companies:
Micro Focus Midco Limited	UK	Holding company
Micro Focus Group Limited	UK	Holding company
Micro Focus CHC Limited	UK	Holding company
Micro Focus MHC Limited	UK	Holding company
Micro Focus Holdings Limited	UK	Holding company
Micro Focus (IP) Limited	UK	Holding company
Micro Focus IP Limited	Cayman Islands	Holding company
Novell Holdings Deutschland GmbH	Germany	Holding company
Micro Focus Finance Ireland Limited	Ireland	Holding company
Micro Focus Group Holdings Limited	Ireland	Holding company
Micro Focus International Holdings Limited	Ireland	Holding company
NetIQ Ireland Limited	Ireland	Holding company
Novell Cayman Software Limited	Ireland	Holding company
Novell Cayman Software International Limited	Ireland	Holding company
Novell Ireland Real Estate Limited	Ireland	Holding company
SUSE Linux Holdings Limited	Ireland	Holding company
Novell Software International Limited	Ireland	Holding company
Micro Focus Finance S.à.r.l.	Luxembourg	Holding company
Minerva Finance S.à.r.l.	Luxembourg	Holding company

Company name	Country of incorporation	Principal activities
Borland Corporation Inc.	USA	Holding company
Micro Focus (US) Group Inc.	USA	Holding company
MA FinanceCo, LLC	USA	Holding company
Micro Focus (US) Holdings Inc.	USA	Holding company
The Attachmate Group Inc.	USA	Holding company
Novell Holdings, Inc.	USA	Holding company
Novell International Holdings Inc.	USA	Holding company
Micro Focus (US) International Holdings Inc.	USA	Holding company
Trading companies:
Attachmate Sales Argentina S.R.L.	Argentina	Sale and support of software
Attachmate Group Australia Pty Limited	Australia	Sale and support of software
Borland Australia Pty Limited	Australia	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Attachmate Group Austria GmbH	Austria	Sale and support of software
Borland Entwicklung GmbH	Austria	Development of software
Attachmate Group Belgium BV	Belgium	Sale and support of software
Micro Focus SA	Belgium	Sale and support of software
Borland Latin America Ltda	Brazil	Sale and support of software
Micro Focus Programacao de Computadores Ltda	Brazil	Sale and support of software
Novell do Brazil Software Limited	Brazil	Sale and support of software
Micro Focus APM Solutions EOOD	Bulgaria	Development of software
Micro Focus (Canada) Limited	Canada	Development, sale and support of software
Novell Canada Ltd	Canada	Sale and support of software
Novell Software (Beijing) Ltd	China	Development, sale and support of software
NOVL Czech s.r.o	Czech Republic	Sale and support of software
SUSE Linux s.r.o	Czech Republic	Development, sale and support of software
Attachmate Group Denmark A/S	Denmark	Sale and support of software
Micro Focus Middle East FZ-LLC	Dubai	Sale and support of software
Attachmate Group France S.à.r.l.	France	Sale and support of software
Borland France S.à.r.l.	France	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Attachmate Group Germany GmbH	Germany	Sale and support of software
Micro Focus GmbH	Germany	Sale and support of software
SUSE Linux GmbH	Germany	Development, sale and support of software
Attachmate Group Hong Kong Limited	Hong Kong	Sale and support of software
NetIQ Asia Ltd	Hong Kong	Sale and support of software
Micro Focus India Private Limited	India	Support of software
Novell Software Development (India) Private Limited	India	Development, sale and support of software
Relativity Technologies Private Limited	India	Sale and support of software
Attachmate Ireland Limited	Ireland	Sale and support of software
Micro Focus Ireland Limited	Ireland	Development, sale and support of software
Micro Focus Software Ireland Limited	Ireland	Development, sale and support of software

Company name	Country of incorporation	Principal activities
NetIQ Europe Limited	Ireland	Sale and support of software
Micro Focus Israel Limited	Israel	Development and support of software
Attachmate Group Italy Srl	Italy	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Borland Co. Limited	Japan	Sale and support of software
Micro Focus KK	Japan	Sale and support of software
Novell Japan Ltd	Japan	Sale and support of software
NetIQ KK	Japan	Sale and support of software
Novell Corporation (Malaysia) Sdn Bhd	Malaysia	Sale and support of software
Attachmate Group Netherlands BV	Netherlands	Sale and support of software
Authasas BV	Netherlands	Sale and support of software
Borland BV	Netherlands	Sale and support of software
Micro Focus NV	Netherlands	Sale and support of software
Novell New Zealand Limited	New Zealand	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Novell Portugal Informatica Lda.	Portugal	Sale and support of software
Attachmate Group Singapore Pte Ltd	Singapore	Sale and support of software
Borland (Singapore) Pte. Ltd	Singapore	Sale and support of software
Micro Focus Pte Limited	Singapore	Sale and support of software
Attachmate Group South Africa (Proprietary) Limited	South Africa	Sale and support of software
Micro Focus South Africa (Pty) Ltd	South Africa	Sale and support of software
Micro Focus Korea Limited	South Korea	Sale and support of software
Novell Korea Co. Ltd	South Korea	Sale and support of software
Attachmate Group Spain SL	Spain	Sale and support of software
Micro Focus SL	Spain	Sale and support of software
Attachmate Group Sweden AB	Sweden	Sale and support of software
Attachmate Group Schweiz AG	Switzerland	Sale and support of software
Micro Focus AG	Switzerland	Sale and support of software
Novell (Taiwan) Co. Ltd	Taiwan	Sale and support of software
Attachmate Teknoloji Satis ve Pazarlama Ltd Sti.	Turkey	Sale and support of software
Attachmate Sales UK Ltd	UK	Sale and support of software
Micro Focus IP Development Limited	UK	Development and support of software
Micro Focus Limited	UK	Sale and support of software
Novell U.K. Ltd	UK	Sale and support of software
Novell UK Software Limited	UK	Sale and support of software
Micro Focus (US) Inc.	USA	Development, sale and support of software
Attachmate Corporation Inc.	USA	Development, sale and support of software
Novell Inc.	USA	Development, sale and support of software
NetIQ Corporation Inc.	USA	Development, sale and support of software
SUSE LLC	USA	Development, sale and support of software
Borland Software Corporation Inc.	USA	Development, sale and support of software
Dormant companies:
Cambridge Technology Partners do Brasil	Brazil	Dormant

Company name	Country of incorporation	Principal activities
s.c.Ltda
Netmanage Canada Inc.	Canada	Dormant
Borland Canada, Inc.	Canada	Dormant
Micro Focus International Limited	Cayman Islands	Dormant
NetIQ Software International Ltd	Cyprus	Dormant
Borland SRO	Czech Republic	Dormant
Borland GmbH	Germany	Dormant
Attachmate Middle East LLC	Egypt	Dormant
Attachmate (Hong Kong) Ltd	Hong Kong	Dormant
Borland Magyarorszag KFT	Hungary	Dormant
Attachmate India Private Ltd	India	Dormant
Borland Software India Private Limited	India	Dormant
Cambridge Technology Partners India Private Limited	India	Dormant
Novell India Pvt. Ltd.	India	Dormant
SUSE Linux Ireland Limited	Ireland	Dormant
N.Y. NetManage (Yerushalayim) Ltd	Israel	Dormant
Novell Israel Software Limited	Israel	Dormant
Borland (H.K) Limited	Hong Kong	Dormant
Cambridge Technology Partners (Mexico) S.A. de C.V.	Mexico	Dormant
CTP Mexico Services SA de CV	Mexico	Dormant
Authasas Advanced Authentication BV	Netherlands	Dormant
Borland (Holding) UK Ltd	UK1	Dormant
Borland (UK) Limited	UK1	Dormant
Micro Focus APM Solutions Limited	UK1	Dormant
Micro Focus UK Limited	UK1	Dormant
NetIQ Ltd	UK1	Dormant
Ryan McFarland Ltd	UK1	Dormant
XDB UK Limited	UK1	Dormant
Borland Technology Corporation Inc.	USA	Dormant
CJDNLD LLC	USA	Dormant
1	The above companies incorporated in the UK are exempt from audit and from preparing Annual Accounts.

These companies, with the exception of Novel Japan Ltd (note 15), are all 100% owned, operate principally in the country in which they are incorporated and are all included in the consolidated statement of comprehensive income.

15. Investments in associates

The Group uses the equity method of accounting for its interest in associates. The following table shows the aggregate movement in the Group’s investment in associates:

	2016	2015
	$’000	$’000
At May 1,	14,901	—
Acquisition of TAG	—	15,689
Share of post-tax loss of associates	(2,190)	(788)
At April 30,	12,711	14,901

Details of the Group’s principal associates are provided below.

Company name	Country of incorporation and principal place of business	Principal activities	2016 Proportion Held	2015 Proportion Held	2014 Proportion Held
Open Invention Network LLC	USA	Sale and support of software	14.3%	14.3%	0.0%

The accounting year end date of the associate consolidated within the Group’s financial statements is December 31, and we obtain its results on a quarterly basis. We record an adjustment within the consolidated financial statements to align the reporting period of the associate and the Group. The assets, liabilities, and equity of the Group’s associate as at 31 March and the revenue and loss of the Group’s associate for the period ended 31 March, with the corresponding adjustment to align the reporting period, was as follows:

	2016	2015
	$’000	$’000
Non-current assets	45,666	54,779
Current assets	44,058	51,488
Current liabilities	(584)	(1,425)
Non-current liabilities	(270)	(103)
Equity	(88,870)	(104,736)
	2016	2015
	$’000	$’000
Revenue	—	—
Net loss	(15,867)	(3,328)
Loss attributable to the Group for the period ended 31 March (14.3% ownership)	(2,267)	(476)
Adjustment on estimated April result attributable to the Group	77	(312)
Loss attributable to the Group for the period ended April 30, (14.3% ownership)	(2,190)	(788)

Open Invention Network LLC, a strategic partnership for the Group, licenses its global defensive patent pool in exchange for a pledge of non-aggression which encourages freedom of action in Linux and the sharing of new ideas and inventions. There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent. There are no contingent liabilities to the Group’s interest in associates.

16. Other non-current assets

	2016	2015
	$’000	$’000
Long-term rent deposits	3,697	3,214
Other	305	695
	4,002	3,909

17. Inventories

	2016	2015
	$’000	$’000
Work in progress	42	61
Finished goods	51	49
Total	93	110

The Group utilized for the year ended April 30, 2016 $nil (2015: $nil, 2014: $0.1m) of inventories included in cost of sales during the year.

18. Trade and other receivables

	2016	2015
	$’000	$’000
Trade receivables	248,759	199,775
Less: provision for impairment of trade receivables	(4,486)	(2,520)
Trade receivables net	244,273	197,255
Prepayments	21,694	20,841
Other receivables	1,651	523
Accrued income	568	26
Total	268,186	218,645

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. The Group considers the credit quality of trade and other receivables on a customer by customer basis. The Group considers that the carrying value of the trade and other receivables that is disclosed below gives a fair presentation of the credit quality of the assets. This is considered to be the case as there is a low risk of default due to the high number of recurring customers and credit control policies. In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual receivable. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for doubtful receivables. At April 30, 2016 and 2015, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument.

At April 30, 2016, trade receivables of $28.8m (2015: $34.1m) were past due but not impaired. These relate to a large number of independent companies for whom there is no recent history of default. The amounts are regarded as recoverable. The average age of these receivables was 20 days in excess of due date (2015: 19 days).

At April 30, 2016, trade receivables of $4.5m (2015: $2.5m) were either partially or fully impaired. The amount of the provision was $4.5m (2015: $2.5m). The ageing of these receivables is as follows:

	2016	2015
	$’000	$’000
Up to three months	233	—
Three to four months	473	473
Over four months	3,780	2,047
Total	4,486	2,520

Movements in the Group provision for impairment of trade receivables were as follows:

	2016	2015
	$’000	$’000
At May 1,	2,520	2,000
Acquisition of TAG (note 39)	—	124
Provision for receivables impairment	2,531	965
Receivables written off as uncollectable	(361)	(223)
Receivables previously provided for but now collected	(244)	—
Exchange adjustments	40	(346)
At April 30,	4,486	2,520

The creation and release of provision for impaired receivables have been included in selling and distribution costs in the consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security.

19. Cash and cash equivalents

	2016	2015
	$’000	$’000
Cash at bank and in hand	662,757	238,405
Short-term bank deposits	4,421	2,919
Cash and cash equivalents	667,178	241,324

At April 30, 2016 and 2015, the carrying amount approximates to the fair value. The Group’s credit risk on cash and cash equivalents is limited as the counterparties are well established banks with high credit ratings. The credit quality of cash and cash equivalents is as follows:

	2016	2015
	$’000	$’000
S&P/Moody’s/Fitch rating:
AAA	—	150,807
AA-	615,941	47,625
A+	9,499	10,434
A	16,669	15,009
A-	3,977	10,064
BBB+	16,798	593
BBB	130	36
BBB-	338	6,303
BB+	218	114
BB	900	—
BB-	1,925	—
B+	160	79
B	—	85
CCC+	525	—
CCC	—	66
Not Rated	98	109
Total	667,178	241,324

20. Trade and other payables – current

	2016	2015
	$’000	$’000
Trade payables	20,793	18,580
Tax and social security	10,425	8,962
Accruals	156,872	133,823
Total	188,090	161,365

At April 30, 2016 and April 30, 2015, the carrying amount approximates to the fair value. Accruals include employee taxes, acquisition fees, vacation and payroll accruals including bonuses and commissions.

21. Borrowings

	2016	2015
	$’000	$’000
Bank loan secured	1,787,250	1,700,000
Unamortized prepaid facility arrangement fees and original issue discounts	(42,041)	(55,137)
	1,745,209	1,644,863

	2016			2015
Reported within:	Bank loan secured $’000	Unamortized prepaid facility arrangement fees and original issue discounts $’000	Total $’000	Bank loan secured $’000	Unamortized prepaid facility arrangement fees and original issue discounts $’000	Total $’000
Current liabilities	287,750	(12,494)	275,256	137,750	(12,017)	125,733
Non-current liabilities	1,499,500	(29,547)	1,469,953	1,562,250	(43,120)	1,519,130
	1,787,250	(42,041)	1,745,209	1,700,000	(55,137)	1,644,863
	2016	2015
	$’000	$’000
Cash at bank and in hand	667,178	241,324
Less borrowings	(1,745,209)	(1,644,863)
Net debt	(1,078,031)	(1,403,539)

The terms of the Micro Focus existing debt facilities are as follows:

•	Syndicated senior secured tranche B term loan facility of $1,275.0m (“Term Loan B”), with an interest rate of 4.25% above LIBOR (subject to a LIBOR floor of 1.00%), repayable at 1.00% per annum, with an original issue discount of 1.00% and a seven year term;
•	A syndicated senior secured tranche C term loan facility of $500.0m (“Term Loan C”), with an interest rate of 3.75% above LIBOR (subject to a LIBOR floor of 0.75%), repayable at 10.00% per annum, with an original issue discount of 1.5% and a five year term; and
•	A senior secured revolving credit facility of $225.0m, (“Revolving Facility”), with an interest rate of 3.50% above LIBOR on amounts drawn (and 0.50% on amounts undrawn) thereunder and an original issue discount of 0.50%. The Revolving Facility was increased to $375.0m on May 2, 2016 as part of the funding for the Serena acquisition (note 40).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At April 30, 2016 $225.0m of the Revolving Facility available at that time was drawn representing 100%, reducing to 60% on May 2, 2016 when the facility was extended. The covenant calculation indicates that the Group had in excess of 140% headroom against the covenant test.

To fund the acquisition of TAG during the year ended April 30, 2015, the Group drew down $1,875.0m of the new facilities comprising all of the Term Loan B and Term Loan C together with $100.0m of the Revolving Facility. The movements on the Group loans for the year ended April 30, 2016 were as follows:

	Term Loan B	Term Loan C	Revolving Facility	Total
	$’000	$’000	$’000	$’000
At May 1, 2015	1,125,000	500,000	75,000	1,700,000
Repayments	(12,750)	(50,000)	(95,000)	(157,750)
Draw downs	—	—	245,000	245,000
At April 30, 2016	1,112,250	450,000	225,000	1,787,250

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between four and six years.

The fair value of borrowings equals their carrying amount.

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

	Term Loan B	Term Loan C	Revolving Facility	Total
	$’000	$’000	$’000	$’000
Within one year	71,702	69,683	233,983	375,368
In one to two years	71,023	67,402	—	138,425
In two to three years	70,344	65,120	—	135,464
In three to four years	69,666	307,444	—	377,110
In four to five years	68,987	—	—	68,987
In more than five years	1,135,434	—	—	1,135,434
	1,487,156	509,649	233,983	2,230,788
Unamortized prepaid facility arrangement fees and original issue discounts	(28,088)	(10,183)	(3,770)	(42,041)
At April 30, 2016	1,459,068	499,466	230,213	2,188,747

Within one year	72,541	72,016	75,537	220,094
In one to two years	71,702	69,683	—	141,385
In two to three years	71,023	67,402	—	138,425
In three to four years	70,344	65,120	—	135,464
In four to five years	69,666	307,444	—	377,110
In more than five years	1,204,421	—	—	1,204,421
	1,559,697	581,665	75,537	2,216,899
Unamortized prepaid facility arrangement fees and original issue discounts	(35,054)	(15,363)	(4,720)	(55,137)
At April 30, 2015	1,524,643	566,302	70,817	2,161,762

Assets pledged as collateral

All asset security has been granted in US, Canada, England & Wales and Ireland by certain members of the Micro Focus Group. Additional security over specific shareholdings of members of the Micro Focus Group incorporated in England and Ireland has also been provided, together with security over certain types of intellectual property rights in the US.

In the Cayman Islands, Luxembourg, France and Germany security has been granted over shares in certain members of the Micro Focus Group incorporated in each jurisdiction. Additionally, pledges over receivables, financial securities accounts and certain property, plant, and equipment and intangible assets of certain members of the Micro Focus Group have been given in France and pledges over receivables have also been granted in Luxembourg.

22. Current tax receivables and liabilities

Current tax receivables

	2016	2015
	$’000	$’000
Corporation tax	18,016	—

The current tax receivables relate primarily to US Federal income tax instalment payments made during the first half of the year. Following a recalculation of the impact of temporary differences, including the offset of brought forward deferred tax assets, the respective tax liabilities are now expected to be significantly lower than previously anticipated (note 7).

Current tax liabilities

	2016	2015
	$’000	$’000
Corporation tax	22,426	67,895

The reduction in current tax liabilities is mainly due to, firstly, a $24.5m payment made in relation to a UK tax claim following receipt of an Accelerated Payment notice from HMRC and, secondly, a reduction in US current tax liabilities as a result of the offset of deferred tax assets in the prior year (note 7). The Group benefited from a lower cash rate of tax in recent years as a result of the aforementioned UK tax claim, based on tax legislation, which impacted its tax returns for the years ended April 30, 2009 through to 2015. The Group maintains a provision for the potential liability in its consolidated financial statements. The remaining provision as at April 30, 2016, following the $24.5m payment, is $5.6m (including interest on overdue tax of $3.1m).

During the year ended April 30, 2016, the Group accrued interest on tax provisions of $0.5m (2015: $2.6m).

23. Deferred income – current

	2016	2015
	$’000	$’000
Deferred income	565,480	583,703

Revenue not recognized in the consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as deferred income in the consolidated statement of financial position to be recognized in future periods. Deferred revenue primarily relates to undelivered maintenance and subscription services on billed contracts.

24. Deferred income – non-current

	2016	2015
	$’000	$’000
Deferred income	196,483	194,863

Revenue not recognized in the consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as deferred revenue in the consolidated statement of financial position to be recognized in future periods in excess of one year. Deferred revenue primarily relates to undelivered maintenance and subscription services on multiyear billed contracts.

25. Provisions

	2016	2015
	$’000	$’000
Onerous leases and dilapidations	18,176	22,630
Restructuring and integration	3,523	30,921
Legal	1,920	3,065
Other	1,280	10,637
Total	24,899	67,253

Current	10,545	49,334
Non-current	14,354	17,919
Total	24,899	67,253

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2015	22,630	30,921	3,065	10,637	67,253
Additional provision in the year	7,735	26,897	—	—	34,632
Hindsight adjustment (note 39)	—	—	677	—	677
Utilization of provision	(10,049)	(43,867)	(1,258)	(465)	(55,639)
Released	(1,771)	(10,594)	(390)	(8,892)	(21,647)
Unwinding of discount	6	—	—	—	6
Exchange adjustments	(375)	166	(174)	—	(383)
At April 30, 2016	18,176	3,523	1,920	1,280	24,899

Current	5,056	3,523	966	1,000	10,545
Non-current	13,120	—	954	280	14,354
Total	18,176	3,523	1,920	1,280	24,899
	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2014	2,252	107	—	6,943	9,302
Acquisition of TAG (note 39)	3,957	650	3,859	3,000	11,466
Additional provision in the year	18,872	31,329	83	3,200	53,484
Utilization of provision	(2,211)	(1,053)	(601)	(1,790)	(5,655)
Released	(153)	(77)	—	(716)	(946)
Unwinding of discount	42	—	—	—	42
Exchange adjustments	(129)	(35)	(276)	—	(440)
At April 30, 2015	22,630	30,921	3,065	10,637	67,253

Current	9,979	30,090	3,065	6,200	49,334
Non-current	12,651	831	—	4,437	17,919
Total	22,630	30,921	3,065	10,637	67,253

The onerous leases and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within eight years. The provision was increased by $7.7m due to a lengthening in the estimated time to sublease certain properties and reduced by $1.8m due to the shortening in the estimated time to sublease two properties.

Restructuring and integration provisions relate mostly to severance and integration work undertaken during the year ended April 30, 2016. Integration provisions arose from the work done in bringing together the Base Micro Focus and TAG organizations into one organization. This includes, amongst other activities; email migration, system integration and legal entity reorganization. Severance releases relate to the change in estimates made for integrating the TAG business in the year ended April 30, 2015, including the redeployment of staff previously notified of redundancy. The provisions are expected to be fully utilized within 12 months.

Legal provisions include management’s best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Other provisions as at April 30, 2016 include primarily:

•	Potential liabilities acquired with the Iona acquisition of $nil as no longer required (2015: $3.8m);
•	$0.2m relating to tax due for pension and bonus payments prior to July 2011 for a subsidiary in Brazil (2015: $0.6m);

•	Provision that was inherited relating to potential software licensing issues of $nil as no longer required (2015: $3.0m); and
•	$1.0m remaining provision for potential customer claims (2015: $3.2m).

Of the net additions and releases to provisions in the year, $19.3m (2015: $50.2m) was included in exceptional items.

26. Pension commitments

a) Defined contribution

The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type. Outside of these territories, the schemes are also of the defined contribution type, except for France and Japan which is a defined benefit scheme, but which has few members and therefore is not significant to the Group.

Pension costs for defined contributions schemes are as follows:

	2016	2015	2014
	$’000	$’000	$’000
Defined contribution schemes (note 35)	12,848	9,815	4,870

b) Defined benefit

	2016	2015
	$’000	$’000
Within non-current assets:
Long term pension assets	22,272	14,076
Within non-current liabilities:
Retirement benefit obligations	(31,669)	(32,742)

There are three defined benefit plans in Germany under broadly similar regulatory frameworks. All of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Final pension entitlements are calculated by our Actuary in Swiss Life. They also complete calculations for cases of death in service and disability. There is no requirement for the appointment of Trustees in Germany. The schemes are administered locally with the assistance of German pension experts. All three plans were closed for new membership.

Long-term pension assets

Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets as follows are recorded separately in the consolidated statement of financial position as long-term pension assets.

The movement on the long-term pension asset is as follows:

	2016	2015
	$’000	$’000
As at May 1,	14,076	—
Acquisition of TAG (note 39)	—	15,472
Hindsight adjustment (note 39)	3,917	—
Return on non-plan assets	333	—
Benefits paid	(8)	—
Contributions	475
Actuarial gain on non-plan assets included within other comprehensive income	3,104	—
Foreign currency exchange changes	375	(1,396)
As at April 30,	22,272	14,076

The long-term pension asset was acquired as part of the acquisition of TAG. The non-plan assets were not subject to an actuarial revaluation until after April 30, 2015 and therefore a hindsight adjustment has been made in respect of this and reflected in this year’s consolidated statement of comprehensive income.

Retirement benefit obligations

The following amounts have been included in the consolidated statement of comprehensive income in respect of the German defined benefit pension arrangements:

	2016	2015	2014
	$’000	$’000	$’000
Current service charge	760	330	—
Charge to operating profit	760	330	—

Interest on pension scheme liabilities	546	320	—
Interest on pension scheme assets	(79)	(59)	—
Charge to finance costs	467	261	—

Total charge to consolidated statement of comprehensive income	1,227	591	—

The contributions for the year ending April 30, 2017 are expected to be broadly in line with the current year.

The following amounts have been recognized as movements in equity:

	2016	2015	2014
	$’000	$’000	$’000
Actuarial return on assets excluding amounts included in interest income	108	229	—
Experience gains and losses arising on scheme liabilities
Changes in assumptions underlying the present value of scheme liabilities:
-Demographic	—	—	—
-Financial	2,024	(4,565)	—
-Experience	565	140	—
	2,589	(4,425)	—
Exchange rate movement	—	—	—
Movement in the year	2,697	(4,196)	—

The key assumptions used for the German scheme were:

	2016	2015
Rate of increase in final pensionable salary	2.60%	2.60%
Rate of increase in pension payments	2.00%	2.00%
Discount rate	1.70%	1.45%
Inflation	2.00%	2.00%

The net present value of the defined benefit obligations of the German scheme is sensitive to both the actuarial assumptions used and to market conditions. If the discount rate assumption was 0.5% lower, the obligation would be expected to increase by $4.8m as at April 30, 2016 (2015: $5.2m) and if it was 0.5% higher, they would be expected to decrease by $4.1m (2015: $4.4m). If the inflation assumption was 0.25% lower, the obligations would be expected to decrease by $1.3m as at April 30, 2016 (2015: $1.4m) and if it was 0.25% higher, they would be expected to increase by $1.4m (2015: $1.4m).

The mortality assumptions for the German scheme are set based on actuarial advice in accordance with published statistics and experience in the territory, specifically German pension table ‘Richttafeln 2005 G’ by Prof. Dr. Klaus Heubeck.

These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	2016	2015
Retiring at age 65 at the end of the reporting year:
Male	19	19
Female	23	23
Retiring 15 years after the end of the reporting year:
Male	19	19
Female	24	24

The net present value of the defined benefit obligations of the German Schemes are sensitive to the life expectancy assumption. If there was an increase of one year to this assumption the obligation would be expected to increase by $1.1m (2.9%) as at April 30, 2016 (2015: $1.1m, 2.9%).

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	2016	2015
	$’000	$’000
Present value of funded obligations	37,524	38,224
Fair value of plan assets	(5,855)	(5,482)
	31,669	32,742

The retirement benefit obligation has moved as follows:

	2016			2015
	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$’000	$’000	$’000	$’000	$’000	$’000
At May 1,	38,224	(5,482)	32,742	—	—	—
Acquisition of TAG	—	—	—	37,128	(5,871)	31,257
Current service cost	760	—	760	330	—	330
Benefits paid	(100)	84	(16)	(68)	16	(52)
Contributions by plan participants	—	(126)	(126)	—	(81)	(81)
Interest cost/(income)	546	(79)	467	320	(59)	261
Remeasurements - actuarial losses:
-Demographic	—	—	—	—	—	—
-Financial	(2,024)	—	(2,024)	4,565	—	4,565
-Experience	(565)	—	(565)	(140)	—	(140)
-Actuarial return on assets excluding amounts included in interest income	—	(108)	(108)	—	(229)	(229)
Other (transfer to non-plan assets)	—	—	—	—	128	128
Foreign currency exchange changes	683	(144)	539	(3,911)	614	(3,297)
At April 30,	37,524	(5,855)	31,669	38,224	(5,482)	32,742

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The plan assets comprise of re-insurance with guaranteed interest rates. The majority of the plan assets have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

•	Changes in bond yields – A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the pledged and unpledged re-insurance holdings.
•	Inflation – Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. There is a cap on the level of inflationary increase on one of the plans which protects the plan against extreme inflation. The majority of the plan assets are either unaffected by or loosely correlated with inflation, meaning an increase in inflation will also increase the deficit.
•	Life expectancy – The majority of the plan obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan liabilities.
•	In the case of the defined benefit plans, the Company ensures that the investment positions are managed within an asset liability matching (ALM) that has been developed by the Company to achieve long term investments that are in line with the obligations under the pension schemes. In addition to the plan assets outlined above, the Company had re-insurance assets valued at $22.3m as at April 30, 2016 (2015: $14.1m). These assets are designated to fund the pension obligation and do not qualify as plan assets as they have not been pledged to the plan and are subject to the creditors of the Company. Within this framework the Company’s objective is to match assets to the pension obligations by investing in re-insurances that match the benefit payments as they fall due and in the appropriate currency.

Sensitivities

The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 25 years.

	Change in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(11.0%)
Price inflation	0.25%	3.6%
Salary growth rate	0.50%	1.7%

An increase of one year in the assumed life expectancy for both males and females would increase the defined benefit obligation by 2.9% as at April 30, 2016 (2015: 2.9%). The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous years.

27. Other non-current liabilities

	2016	2015
	$’000	$’000
Accruals	3,671	5,264

Other non-current liabilities relate mostly to deferred rent accruals.

28. Financial instruments

The table below sets out the values of financial assets and liabilities.

	2016			2015
	Financial	Non- financial	Total	Financial	Non- financial	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets– loans and receivables
Current
Cash and cash equivalents (note 19)	667,178	—	667,178	241,324	—	241,324
Trade and other receivables (note 18)	244,273	23,913	268,186	197,255	21,390	218,645
At April 30,	911,451	23,913	935,364	438,579	21,390	459,969
	2016			2015
	Financial	Non- financial	Financial	Non- financial	Financial	Non- financial
	$’000	$’000	$’000	$’000	$’000	$’000
Financial liabilities– financial liabilities at amortized cost
Non-current
Borrowings (note 21)	1,499,500	—	1,499,500	1,562,250	—	1,562,250
Provisions (note 25)	13,120	1,234	14,354	12,651	5,268	17,919
Current
Borrowings (note 21)	287,750	—	287,750	137,750	—	137,750
Trade and other payables -(note 20)	20,793	167,297	188,090	18,580	142,785	161,365
Provisions (note 25)	5,056	5,489	10,545	9,979	39,355	49,334
At April 30,	1,826,219	174,020	2,000,239	1,741,210	187,408	1,928,618

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at April 30, 2016 and 2015 was:

	2016	2015
	$’000	$’000
Trade receivables (note 18)	244,273	197,255
Cash and cash equivalents (note 19)	667,178	241,324
Total	911,451	438,579

Market risk

The Group’s treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not typically engage in speculative trading in financial instruments. The treasury function’s policies and procedures are reviewed and monitored by the audit committee and are subject to internal audit review.

Foreign exchange risk

The Group’s currency exposures comprise those that give rise to net currency gains and losses to be recognized in the consolidated statement of comprehensive income as well as gains and losses on consolidation which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group’s investment in net assets in currencies other than US$. Note 5 shows the impact on the consolidated statement of comprehensive income of foreign exchange gains for the year ended April 30, 2016 (2015: gain).

Sensitivity analysis

The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US dollar and the Euro, British Pound and Yen as well as changes in US LIBOR interest rates. The table below illustrates the sensitivities of the Group’s results to changes in these key variables as at the consolidated statement of financial position date. The analysis covers only financial assets and liabilities held at the consolidated statement of financial position date.

	2016		2015		2014
	Consolidated statement of comprehensive income	Equity	Consolidated statement of comprehensive income	Equity	Consolidated statement of comprehensive income	Equity
	$’000	$’000	$’000	$’000	$’000	$’000
Euro / USD exchange rate +/- 5%	2,449	1,639	1,295	162	1,078	1,140
GBP / USD exchange rate +/- 5%	1,340	1,227	1,658	977	77	943
YEN / USD exchange rate +/- 5%	161	818	306	617	2	281
US LIBOR +/- 1%	17,873	—	17,000	—	2,970	—

Capital risk management

The Group’s objective when managing its capital structures is to minimize the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximize shareholder return over the long-term. The relative proportion of debt to equity will be adjusted over the medium-term depending on the cost of debt compared to equity and the level of uncertainty facing the industry and the Group.

The only financial covenant attaching to these new facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At April 30, 2016 $225.0m of the Revolving Facility available at that time was drawn representing 100%, reducing to 60% on May 2, 2016 when the facility was extended. The covenant calculation indicates that the Group had in excess of 140% headroom against the covenant test.

The capital structure of the Group as at April 30, 2016 and 2015 is as follows:

	2016	2015
	$’000	$’000
Bank and other borrowings (note 21)	1,745,209	1,644,863
Less cash and cash equivalents (note 19)	(667,178)	(241,324)
Total net debt	1,078,031	1,403,539
Total equity	1,593,728	1,278,061
Debt/equity%	67.64%	109.82%

29. Deferred tax

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016	2015
	$’000	$’000
Deferred tax assets:
-Deferred tax asset to be recovered after more than twelve months	123,876	161,017
-Deferred tax asset to be recovered within twelve months	74,881	88,869
	198,757	249,886
Deferred tax liabilities:
-Deferred tax liability to be settled after more than twelve months	(212,067)	(248,799)
-Deferred tax liability to be settled within twelve months	(51,971)	(55,793)
	(264,038)	(304,592)
Deferred tax liability	(65,281)	(54,706)
	2016	2015
	$’000	$’000
Net deferred tax (liability)/asset
At May 1,	(54,706)	7,345
(Debited)/Credited to consolidated statement of comprehensive income	(12,885)	53,465
Credited directly to equity	8,490	3,591
(Debited)/Credited to other comprehensive income	(1,745)	1,301
Acquisition of subsidiary (note 39)	(966)	(119,830)
Hindsight adjustments (note 39)	(4,255)	—
Foreign exchange adjustment	—	(663)
Effect of change in tax rates– charged to consolidated statement of comprehensive income	786	85
At April 30,	(65,281)	(54,706)

	Tax losses	Share- based payments	Deferred revenue	Tax credits	Intangible fixed assets	Other temporary differences	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Deferred tax assets
At May 1, 2014	25,206	6,172	1,545	3,545	—	6,163	42,631
Reclassification	1,148	—	—	—	—	(1,148)	—
Acquisition of subsidiary (note 39)	78,146	—	48,611	37,662	6,634	20,179	191,232
(Charged)/credited to consolidated statement of comprehensive income	(8,218)	2,066	18,938	(12,334)	(183)	10,602	10,871
Credited directly to equity	—	3,591	—	—	—	—	3,591
Credited to other comprehensive income	—	—	—	—	—	1,301	1,301
Foreign exchange adjustment	(140)	—	—	—	—	(523)	(663)
Effect of change in tax rates– charged/(credited) to consolidated statement of comprehensive income	718	30	39	—	—	136	923
At April 30, 2015	96,860	11,859	69,133	28,873	6,451	36,710	249,886

At May 1, 2015	96,860	11,859	69,133	28,873	6,451	36,710	249,886
Hindsight adjustments (note 39)	(6,617)	—	—	5,595	—	62	(960)
(Charged)/credited to consolidated statement of comprehensive income	(39,294)	2,746	(31,171)	19,192	45	(8,104)	(56,586)
Credited directly to equity	—	8,490	—	—	—	—	8,490
Debited to other comprehensive income	—	—	—	—	—	(1,745)	(1,745)
Foreign exchange adjustment	—	—	—	—	—	—	—
Effect of change in tax rates– charged/(credited) to consolidated statement of comprehensive income	—	(328)	—	—	—	—	(328)
At April 30, 2016	50,949	22,767	37,962	53,660	6,496	26,923	198,757

The deferred tax asset relating to other temporary differences of $26.9m as at April 30, 2016 (2015: $36.7m) includes temporary differences arising on fixed assets, short-term timing differences and the defined benefit pension scheme.

Deferred tax assets are recognized for tax loss carry-forwards and other deductible temporary differences to the extent that the realization of the related tax benefit through the utilization of future taxable profits is probable. The Group did not recognize deferred tax assets in relation to the following gross temporary differences, the expiration of which is determined by the tax law of each jurisdiction:

	Expiration:
	2016	2017	2018	2019	2020	Thereafter	No expiry	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At April 30, 2016
Type of temporary difference:
Losses	1,536	191	9,646	157	—	6,415	22,830	40,775
Credits	2,131	2,147	1,909	2,138	1,334	5,070	5,576	20,305
Other	—	—	—	—	—	—	23,859	23,859
Total	3,667	2,338	11,555	2,295	1,334	11,485	52,265	84,939

	Expiration:
	2016	2017	2018	2019	2020	Thereafter	No expiry	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At April 30, 2015
Type of temporary difference:
Losses	8,218	1,536	191	9,646	157	22,333	7,832	49,913
Credits	323	2,131	2,147	1,909	2,138	12,106	9,176	29,930
Other	—	—	—	—	—	—	23,859	23,859
Total	8,541	3,667	2,338	11,555	2,295	34,439	40,867	103,702
	Intangible fixed assets	Other temporary differences	Total
	$’000	$’000	$’000
Deferred tax liabilities
At May 1, 2014	(25,783)	(9,503)	(35,286)
Charged/(credited) to consolidated statement of comprehensive income	26,632	15,962	42,594
Acquisition of subsidiary (note 39)	(296,688)	(14,374)	(311,062)
Effect of change in tax rates– charged to consolidated statement of comprehensive income	(838)	—	(838)
At April 30, 2015	(296,677)	(7,915)	(304,592)

At May 1, 2015	(296,677)	(7,915)	(304,592)
Hindsight adjustments (note 39)	(3,295)	—	(3,295)
Acquisition of subsidiary (note 39)	(966)	—	(966)
Charged/(credited) to consolidated statement of comprehensive income	44,666	(965)	43,701
Effect of change in tax rates– charged to consolidated statement of comprehensive income	1,114	—	1,114
At April 30, 2016	(255,158)	(8,880)	(264,038)

No deferred tax liability was recognized in respect of unremitted earnings of overseas subsidiaries as the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The deferred tax liability relating to other temporary differences of $8.9m as at April 30, 2016 (2015: $7.9m) includes temporary differences on capitalized research and development expenditure of $11.1m (2015: $6.3m).

30. Share capital

Ordinary shares at 10 pence each as at April 30, 2016 (2015: 10 pence each)

	2016		2015
	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1,	228,587,397	39,555	152,419,885	37,802
Shares issued to satisfy option awards	118,313	18	494,709	106
Share placement issues	500	—	—	—
Shares issued on the acquisition of TAG	—	—	86,595,711	13,550
Share reorganization	—	—	(10,922,908)	(11,903)
At April 30,	228,706,210	39,573	228,587,397	39,555

Share issued during the year

During the year ended April 30, 2016, 118,313 ordinary shares of 10 pence each (2015: 464,919 ordinary shares of 13 13/24 pence each and 29,790 ordinary shares of 10 pence each) were issued by the Company to settle exercised share options. The gross consideration received was $1.0m (2015: $1.5m).

On March 22, 2016, the Group announced its intention to conduct a placing with institutional investors to raise approximately £150m in order to partially fund the acquisition of Serena which was completed on May 2, 2016 (note 40). 500 new ordinary 10 pence shares and 10,872,680 treasury shares were issued at a price of £14.55 resulting in gross proceeds of £158.2m ($225.7m) and incurring costs of $3.0m. A $49.5m retained reserves movement relating to the issue of treasury shares reflecting their original issue costs, $176.2m of share premium and transaction costs of $3.0m were recorded.

At April 30, 2016 a total of 29,924 treasury shares were held (2015: 11,339,583) such that the voting rights and number of listed shares as at April 30, 2016 were 228,676,286 (2015: 217,247,764).

Potential issues of shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,334.0 pence under the following share option schemes approved by shareholders in 2005 and 2006: the Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options as at April 30, 2016 was 9,264,743 (2015: 8,919,079). Further information on these options is disclosed in note 35.

The Group restructured its share capital by offering pro rata to each shareholder the ability to receive either B, or C shares which were then repurchased by the Group with the resulting effect of cash paid by the Group being the equivalent of a share buy-back when combined with the reverse stock split of the common shares. Each shareholder received the same amount of cash for B or C shares. The issuance and repurchase of B or C shares combined with the reverse share split of common shares resulted in the economic equivalent of the purchase of shares from shareholders, which was accounted for prospectively for purposes of shares outstanding and in the determination of earnings per share.

‘B’ shares at 60 pence each

	2016		2015
	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1,	—	—	—	—
Issue of ‘B’ shares	—	—	50,568,360	47,477
Redemption of ‘B’ shares	—	—	(50,568,360)	(47,477)
At April 30,	—	—	—	—

On November 20, 2014, 50,568,360 ‘B’ shares were issued at 60 pence each, resulting in a total of $47.5m being credited to the ‘B’ share capital account. On November 20, 2014, 50,568,360 ‘B’ shares were redeemed at 60 pence each and an amount of $47.5m was deducted from the ‘B’ share capital account. The ‘B’ shares were issued to each shareholder with the resultant economic impact that is equivalent to the buyback of shares. As a result, EPS was not retrospectively adjusted for this change.

‘C’ shares at 0.0000001 pence each

	2016		2015
	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1,	—	—	—	—
Issue of ‘C’ shares	—	—	89,328,151	—
Cancellation of ‘C’ shares	—	—	(89,328,151)	—
At April 30,	—	—	—	—

On November 20, 2014, 89,328,151 ‘C’ shares were issued at 0.0000001 pence each, resulting in a total of 14 cents being credited to the ‘C’ share capital account. On November 20, 2014 a dividend of 60 pence per C share was declared and was payable on November 20, 2014. The ‘C’ shares were subsequently reclassified as Deferred Shares and repurchased by the Company for an aggregate consideration of 1 pence and then subsequently cancelled and an amount of 14 cents was deducted from the ‘C’ share capital account. The ‘C’ shares were issued to each shareholder with the resultant economic impact that is equivalent to the buyback of shares. As a result, EPS was not retrospectively adjusted for this change.

Deferred D Shares at 0.041667 pence each

	2016		2015
	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1,	—	—	—	—
Issue of ‘Deferred’ shares	—	—	15,606,772,650	11,903
Cancellation of ‘Deferred’ shares	—	—	(15,606,772,650)	(11,903)
At April 30,	—	—	—	—

On November 20, 2014, as a consequence of the share consolidation, 15,606,772,650 deferred D shares were issued at 0.041667 pence each, resulting in a total of $11.9m being credited to the ‘Deferred D share capital account. The deferred D shares were repurchased by the Company for an aggregate consideration of 1 pence and cancelled. An amount of $11.9m was deducted from the ‘Deferred D’ share capital account. The ‘D’ shares were issued to each shareholder with the resultant economic impact that is equivalent to the buyback of shares. As a result, EPS was not retrospectively adjusted for this change.

31. Return of Value to shareholders

There has not been a return of value to shareholders in the year ended April 30, 2016.

In December 2014 the Company completed a return of value to shareholders amounting to £83.9m ($131.6m) in cash (60 pence per share, equivalent to 94.02 cents per share), by way of a B and C share scheme, which gave shareholders (other than certain overseas shareholders) a choice between receiving the cash in the form of income or capital. The Return of Value was accompanied by a 0.9285 share consolidation to maintain broad comparability of the share price and return per share of the ordinary shares before and after the creation of the B and C shares.

This was the Group’s 4th return of value to shareholders. Since March 25,2011 the Company has returned a total of £625.1m to shareholders through share buy-backs, returns of value and ordinary dividends which represented 98.4% of the Market Capitalization at that time.

As part of the corporate entity restructuring resulting from the acquisition a merger reserve was created of approximately $1.4bn, which is expected to become a distributable reserve in future periods.

32. Share premium account

	2016	2015
	$’000	$’000
At May 1,	16,087	14,546
Share placement issues	176,235	—
Share placement costs	(2,979)	—
Movement in relation to share options exercised (note 35)	950	1,541
At April 30,	190,293	16,087

On March 22, 2016, the Group announced its intention to conduct a placing with institutional investors to raise approximately £150m in order to partially fund the acquisition of Serena which was completed on May 2, 2016 (note 40). 500 new ordinary 10 pence shares and 10,872,680 treasury shares were issued at a price of £14.55. $176.2m of share premium was recorded from this transaction and the costs of $3.0m were deducted from this.

33. Other reserves

		Capital redemption reserve[2,5]	Merger reserve[1,3,4,5]	Total
	Note	$’000	$’000	$’000
As at May 1, 2014		103,983	(27,085)	76,898
Acquisition of TAG[3]	39	—	1,372,666	1,372,666
Return of Value– share consolidation[5]		11,903	—	11,903
Return of Value– new share issues[5]		47,477	(47,477)	—
Reallocation of merger reserve[4]		—	(130,000)	(130,000)
As at April 30, 2015		163,363	1,168,104	1,331,467
Reallocation of merger reserve[4]		—	(180,000)	(180,000)
As at April 30, 2016		163,363	988,104	1,151,467
1	On May 17, 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a share for share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. This increase in share capital created a merger reserve deficit of $27.1m.
2	In January 2012 a return of value was made to all shareholders amounting to $129.0m in cash after including a foreign exchange contract gain of $0.6m. As a result of this a capital redemption reserve was created following the redemption of the B shares. In November 2012 a further return of value was made to all shareholders amounting to $128.2m in cash after including a foreign exchange contract gain of $2.4m. In the year ended April 30, 2014 a further $47.1m was added to the capital redemption reserve following the redemption of the B shares.
3	On November 20, 2014 the TAG acquisition was completed (note 39). As a result of this a merger reserve was created of $1.372.7m. The acquisition of TAG was structured by way of a share for share exchange; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The Company chose to record its investment in TAG at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of TAG and the aggregate nominal value of the shares issued). This merger reserve was initially considered unrealized on the basis it was represented by the investment in TAG, which is not considered to represent qualifying consideration (in accordance with Tech 02/10 (Guidance on the determination of realized profits and losses in the context of distributions under the Companies Act 2006)). Immediately following the acquisition of TAG, the Company’s investment in TAG was transferred to another Group company in exchange for an intercompany loan. To the extent this loan is settled in qualifying consideration, the related proportion of the merger reserve is considered realized.
4	The Company has transferred an amount from the merger reserve to retained earnings pursuant to the UK company law. The parent company transferred the investment in TAG to a wholly owned sub for an intercompany receivable in the amount of $1,373m. To the extent the loan is settled in qualifying consideration, an amount from the merger reserve is transferred to retained earnings (2016: $180.0m, 2015: $130.0m) that is available for dividend distribution to the parent company shareholders.
5	In December 2014 a return of value was made to all shareholders amounting to $131.6m in cash (note 31). The Return of Value was accompanied by a 0.9285 share consolidation and resulted in a net $11.9m reduction in share capital and an $11.9m increase in the capital redemption reserve. In addition $47.5m was transferred from the merger reserve to the capital redemption reserve.

34. Non-controlling interests

	2016	2015
	$’000	$’000
At May 1,	979	—
Acquisition of TAG	—	1,281
Share of profit / (loss) after tax	78	(302)
At April 30,	1,057	979

Non-controlling interests relate to the companies detailed below:

Company name	Country of incorporation and principal place of business	2016 Proportion held	2015 Proportion held	2014 Proportion Held
Novell Japan Ltd	Japan	71.5%	68.3%	0.0%

35. Employees and directors

	2016	2015	2014
	$’000	$’000	$’000
Staff costs
Wages and salaries	433,198	300,516	154,252
Redundancy and termination costs (non-exceptional)	3,722	—	—
Social security costs	59,205	37,544	13,957
Other pension costs	13,608	10,145	4,870
Cost of employee share schemes	28,793	15,561	12,837
Total	538,526	363,766	185,916
	2016	2015	2014
	$’000	$’000	$’000
Pension costs comprise:
Defined benefit schemes (note 26)	760	330	—
Defined contribution schemes (note 26)	12,848	9,815	4,870
Total	13,608	10,145	4,870
	2016	2015	2014
	Number	Number	Number
Average monthly number of people (including executive directors) employed by the Group:
Sales and distribution	1,958	1,319	672
Research and development	1,676	897	321
General and administration	584	299	226
Total	4,218	2,515	1,219
	2016	2015	2014
	$’000	$’000	$’000
Key management compensation
Short-term employee benefits	9,297	9,512	7,026
Share-based payments	10,146	6,421	4,734
Total	19,443	15,933	11,760

The key management figures above include the executive management team and directors. There are no post-employment benefits. Directors’ remuneration is shown below.

This is the share-based payment charge arising under IFRS 2 ‘Share-based Payment’.

	2016	2015	2014
	$’000	$’000	$’000
Directors
Aggregate emoluments	3,612	4,814	3,448
Aggregate gains made on the exercise of share options	3,764	6,139	22,771
Company contributions to money purchase pension scheme	228	285	218
Total	7,604	11,238	26,437

Share-based payments

The Group has various equity-settled share-based compensation plans details of which are provided below.

a) Incentive Plan 2005

On April 27, 2005 the remuneration committee approved the rules of the Incentive Plan 2005 (“LTIP”) which permits the granting of share options to executive directors and senior management. The total number of options they receive is determined by the performance criteria set by the remuneration committee over a three year performance period. Prior to April 18, 2011 performance conditions required that cumulative EPS growth over a three year vesting period is at least equal to the Retail Prices Index (“RPI”) plus 11% (at which point 25% of awards will vest), 60% of shares will vest for cumulative EPS growth of RPI plus 13% and for full vesting the cumulative EPS growth will be required to be RPI plus 15% per annum. RPI is the general index of the UK retail prices (for all items) published by the Office for National Statistics or any similar index replacing it. Straight-line vesting will apply between these points. Awards granted on or after April 18, 2011 are subject to either Absolute Shareholder Returns (“ASR”) over a three year period, cumulative EPS growth or a combination of both. ASR is defined as the average closing share price over the period of 5 days ending on the day prior to the vesting date less the reference price plus the total of all dividends and cash distributions and any other measures as determined by the Remuneration Committee between the award date and vesting date. Where the cumulative EPS growth over a three year period is at least equal to RPI plus 3% per annum 25% of awards will vest, with full vesting is achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight line vesting will apply between these points. Where the award is subject to ASR, the resulting level of vesting will be reduced by 25% if the ASR is below 150 pence or increased by 50% if ASR is 300 pence or more.

For 652,000 options granted during the year ended April 30, 2011 to Kevin Loosemore, the performance condition provides for awards to vest by reference to the percentage increase in the Company’s total shareholder return over the performance period. The level of vesting is the percentage increase and is not capped. The committee determined that the award under the LTIP was 198.67% and thus the total award on vesting as at April 14, 2014 was 1,295,328 shares, an increase at vesting due to performance of 643,328 shares.

	2016		2015		2014
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
	Options	pence	Options	pence	Options	pence
Outstanding at 1 May	4,927,511	45p	3,938,339	63p	5,218,900	122p
Increase for performance	—	—	—	—	643,328	—
Exercised	(506,225)	20p	(765,618)	29p	(2,657,333)	145p
Forfeited	(76,469)	7p	(259,373)	10p	(186,695)	35p
Granted	841,543	—	2,014,163	2p	920,139	7p
Outstanding at April 30,	5,186,360	41p	4,927,511	45p	3,938,339	63p
Exercisable at April 30,	1,581,754	127p	890,844	231p	915,004	245p

The weighted average share price for the year ended April 30, 2016 for options on the date of exercise was 1,406 pence (2015: 991 pence, 2014: 760 pence).

The amount charged to the consolidated statement of comprehensive income in respect of the scheme for the year ended April 30, 2016 was $15.1m (2015: $8.7m, 2014: $8.1m). In addition to this, $2.4m (2015: $2.6m, 2014: $4.2m) was charged to the consolidated statement of comprehensive income in respect of national insurance on these share options.

	2016			2015			2014
Range of exercise prices	Weighted average exercise price	Number of shares	Weighted average remaining contractual life years	Weighted average exercise price	Number of shares	Weighted average remaining contractual life years	Weighted average exercise price	Number of shares	Weighted average remaining contractual life years
	pence	$’000		pence	$’000		pence	$’000
£0.10 or less	1p	3,776	7.8	1p	3,140	8.3	4p	2,213	7.8
£0.11–£1.00	13p	761	7.5	12p	1,117	8.1	12p	983	8.8
£1.01–£2.00	114p	33	0.2	115p	34	0.9	116p	38	1.6
£2.01–£3.00	246p	309	2.0	246p	319	3.0	247p	332	4.0
£3.01 -£4.00	358p	146	3.2	358p	151	4.2	362p	175	5.3
More than £4.00	402p	161	4.2	402p	166	5.2	402p	197	6.2
	41p	5,186	7.1	45p	4,927	7.6	63p	3,938	7.5

The weighted average fair value of options granted during the year ended April 30, 2016 determined using the Black-Scholes valuation model was £12.96 (2015: £9.14, 2014: £7.40). The significant inputs into the model for the year ended April 30, 2016 were weighted average share price of £14.10 (2015: £10.12, 2014: £7.22) at the grant date, exercise price shown above, expected volatility of between 24.80% and 26.40% (2015: between 25.78% and 30.30%, 2014: 43.6%), expected dividend yield of between 2.60% and 3.00% (2015: between 2.90% and 3.60%, 2014: 4.10%), an expected option life of three years and an annual risk-free interest rate of between 1.40% and 2.10% (2015: between 1.60% and 2.60%, 2014: 2.20%). The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

b) Additional Share Grants

	2016		2015		2014
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
	Options	pence	Options	pence	Options	pence
Outstanding at May 1,	3,262,420	—	—	—	—	—
Exercised	—	—	—	—	—	—
Granted	—	—	3,803,643	—	—	—
Forfeited	—	—	(541,223)	—	—	—
Outstanding at April 30,	3,262,420	—	3,262,420	—	—	—
Exercisable at April 30,	—	—	—	—	—	—

The Remuneration Committee also awarded a number of Additional Share Grants (ASGs) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition. Grants can be made to no more than 15 people within 18 months of the completion date. ASGs are nil cost options over Ordinary Shares. The number of Ordinary Shares subject to the ASGs will be a maximum of 2.5% of the Share Capital. The ASGs will become exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the TAG acquisition or November 1, 2017, whichever is earlier (the ‘vesting date’) and will remain exercisable until the tenth anniversary of the TAG acquisition.

The performance condition is that the percentage of Ordinary Shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:

(i)	0 % if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii)	100% if the Shareholder Return Percentage is 100% or more; and (iii) a percentage determined on a straight line basis between (i) and (ii) above.

The ‘Shareholder Return Percentage’ will be calculated by deducting 819.4 pence per share (the “Reference Price”), being the average of the 20 days before June 3, 2014 (being the date of the heads of agreement relating to the proposed combination of Micro Focus and Attachmate between Micro Focus, Wizard, Golden Gate Capital and Francisco Partners Management LP), from the sum of the ‘Vesting Price’ (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between November 20, 2014 and the vesting date. This will be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

The amount charged to the consolidated statement of comprehensive income in respect of the scheme was $7.6m for the year ended April 30, 2016 (2015: $3.0m, 2014: $nil). In addition to this $2.8m (2015: $0.7m, 2014: $nil) was charged to the consolidated statement of comprehensive income in respect of national insurance on these share options.

	2016			2015			2014
	Weighted average exercise price	Number of shares	Weighted average remaining contractual	Weighted average exercise price	Number of shares	Weighted average remaining contractual	Weighted average exercise price	Number of shares	Weighted average remaining contractual
Range of exercise prices	pence	$’000	life years	pence	$’000	life years	pence	$’000	life years
£0.10 or less	—	3,262	8.6	—	3,262	9.6	—	—	—
	—	3,262	8.6	—	3,262	9.6	—	—	—

The weighted average fair value of options granted during the year ended April 30, 2016 determined using the Monte-Carlo simulation model was £6.47 (2015: £6.47, 2014: n/a). The significant inputs into the model were weighted average share price of £11.05 (2015: £11.05, 2014: n/a) at the grant date, exercise price shown above, expected volatility of between 25.81% and 26.11% (2015: between 25.81% and 26.11%, 2014: n/a), expected dividend yield of between 2.90% and 3.30% (2015: between 2.90% and 3.30%, 2014: n/a), an expected option life of three years and an annual risk-free interest rate of between 1.71% and 2.08% (2015: between 1.71% and 2.08%, 2014: n/a). The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

c) Sharesave and Employee Stock Purchase Plan 2006

In August 2006, the Company introduced the Micro Focus Employee Stock Purchase Plan 2006 and the Micro Focus Sharesave Plan 2006, approved by members on July 25, 2006. The Group operates several plans throughout the world but the two main plans are the Sharesave Plan (“Sharesave”) primarily for UK employees and the Employee Stock Purchase Plan (“ESPP”) for employees in the USA and Canada. The Sharesave and ESPP provide for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under this plan employees make monthly savings over a period of three years linked to the grant of an option over Micro Focus shares with an option price which can be at a discount of up to 20% of the market value of the shares on grant. The option grants are subject to employment conditions and continuous savings. Further Sharesave and ESPP grants were made during the year ended April 30, 2016.

	2016		2015		2014
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
Sharesave	Options	pence	Options	pence	Options	pence
Outstanding at May 1,	549,229	693p	527,410	364p	523,906	300p
Exercised	(110,236)	464p	(289,592)	231p	(69,967)	306p
Forfeited	(53,985)	793p	(28,178)	544p	(44,443)	321p
Granted	158,649	1,148p	339,589	798p	117,914	596p
Outstanding at April 30,	543,657	862p	549,229	693p	527,410	364p
Exercisable at April 30,	4,866	482p	2,669	337p	2,783	323p

Exercise price per share
Options	Date of grant	pence	Exercise period
4,866	April 1, 2013	481.6p	April 1, 2016– September 30, 2016
45,395	October 1, 2013	598.4p	October 1, 2016– March 31, 2017
4,368	November 21, 2013	649.6p	January 1, 2017– June 30, 2017
38,279	February 5, 2014	612.0p	May 1, 2017– September 30, 2017
85,448	August 1, 2014	695.0p	October 1, 2017– March 31, 2018
212,363	February 10, 2015	838.4p	April 1, 2018– September 30, 2018
98,386	August 7, 2015	1,112.0p	October 1, 2018– March 31, 2019
54,552	February 9, 2016	1,200.0p	April 1, 2019– September 30, 2019
543,657
	2016		2015		2014
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
ESPP	Options	pence	Options	pence	Options	pence
At May 1,	179,919	948p	84,342	528p	112,075	426p
Exercised	(10,082)	663p	(30,935)	504p	(13,272)	274p
Forfeited	(16,012)	671p	(36,964)	499p	(31,481)	335p
Granted	118,481	1,189p	163,476	980p	17,020	644p
Outstanding at April 30,	272,306	1,080p	179,919	948p	84,342	528p
Exercisable at April 30,	—	—	—	—	—	—
Exercise price per share
Options	Date of grant	pence	Exercise period
11,439	October 1, 2014	899.5p	October 1, 2016– December 31, 2016
142,386	April 1, 2015	1,004.0p	April 1, 2017– June 30, 2017
55,356	October 1, 2015	1,023.0p	October 1, 2017– December 31, 2017
63,125	April 1, 2016	1,334.0p	April 1, 2018– June 30, 2018
272,306

The amount charged to the consolidated statement of comprehensive income in respect of the Sharesave and ESPP schemes was $0.9m for the year ended April 30, 2016 (2015: $0.5m, 2014: $0.4m).

The weighted average fair value of options granted in the Sharesave and ESPP schemes during the year ended April 30, 2016 determined using the Black-Scholes valuation model was £4.15 (2015: £3.38, 2014: £3.62). The significant inputs into the model were weighted average share price of £14.21 (2015: £11.53, 2014: £7.67) at the grant date, exercise price shown above, expected volatility of between 25.09% and 26.36% (2015: between 25.81% and 27.38%, 2014: 43.6%), expected dividend yield of between 2.80% and 3.10% (2015: between 2.90% and 3.60%, 2014: 4.10%), an expected option life of two or three years and an annual risk-free interest rate of between 1.40% and 1.70% (2015: between 1.71% and 2.56%, 2014: 2.20%). The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

36. Operating lease commitments – minimum lease payments

At April 30, 2016 the Group has a number of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	2016	2015
	$’000	$’000
Future minimum lease payments under non-cancellable operating leases expiring:
No later than one year	27,177	29,040
Later than one year and no later than five years	73,273	79,189
Later than five years	40,583	54,883
Total	141,033	163,112

The Group leases various offices under non-cancellable operating lease agreements that are included in the table. The leases have various terms, escalation clauses and renewal rights. The minimum lease payments payable under operating leases recognized as an expense in the year to April 30, 2016 were $23.4m (2015: $18.7m, 2014: $9.6m).

37. Contingent liabilities

The Group had contingent liabilities of $nil as at April 30, 2016 (2015: $nil).

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

38. Related party transactions

Transactions between the Company and its subsidiaries have been eliminated on consolidation. The remuneration of key management personnel of the Group (which is defined as members of the executive committee) including executive directors is set out in note 35.

On November 20, 2014, the Group acquired the entire share capital of TAG, in exchange for the issue of 86.6m Consideration Shares to TAG’s parent Company, Wizard Parent LLC (“Wizard”). At the beginning of the 2016 fiscal year, Wizard held 39.9% of the issued share capital of the Company and during the year they reduced their holding to 13.8% by April 30, 2016. On May 13, 2016 Wizard announced that it had sold 24,078,342 ordinary shares in Micro Focus in a placing. Following completion of the placing, Wizard held 6,017,369 ordinary shares in the Company, representing approximately 2.6% of the Company’s issued ordinary shares. These remaining shares were to be distributed to certain members of Wizard and certain partners and investors of such members (including entities managing funds for any such member, partner or investor) who wish to retain a residual stake in Micro Focus and benefit from their ongoing ownership. There are three major shareholders of Wizard and one of these shareholders held a major shareholding in a technology company with which Micro Focus has traded with during the year. These transactions were at arms’ length and the goods and services were based on the price lists in force and terms that would be available to third parties. The value of sales made to this third party for the year ended April 30, 2016 was $12.2m (2015: $5.0m) and the value of goods purchased was $0.8m (2015: $0.1m). As the acquisition of TAG occurred on November 20, 2014, this third party was not considered a related party during the twelve months ended April 30, 2014. The value of receivables due from this third party as at April 30, 2016 was $2.2m (2015: $1.4m) and the value of payables due was $nil (2015: $nil).

39. Business combinations

Summary of acquisitions for the year ended April 30, 2016, 2015, and 2014:

					Consideration
	Carrying value at acquisition	Fair value adjustments	Hindsight adjustments	Goodwill	Shares	Cash	Deferred	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Acquisitions for the year ended April 30, 2016:
Authasas BV	1,110	10	—	8,840	—	9,960	—	9,960
Acquisitions for the year ended April 30, 2015:
TAG	(501,338)	(225,796)	(5,583)	2,118,933	1,386,216	—	—	1,386,216
Acquisitions for the year ended April 30, 2014:
OpenFusion CORBA assets from PrismTech Group Limited	(922)	3,614	(342)	5,904	—	6,392	1,792	8,184
AccuRev Inc.	(563)	8,192	129	14,467	—	22,225	—	22,225
	(501,713)	(213,980)	(5,796)	2,148,144	1,386,216	38,577	1,792	1,426,585

Acquisition of Authasas BV

On the July 17, 2015, the Group acquired the entire share capital of Authasas BV, a company registered in The Hague, the Netherlands. The activities of Authasas BV mainly consist of the developing, producing and publishing/selling of authentication software. The consideration was $10.0m and was satisfied using Micro Focus’ existing bank facilities. The acquisition costs incurred of $0.5m were expensed as exceptional items through administrative expenses in the consolidated statement of comprehensive income for the year ended April 30, 2016.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased [1]	—	3,356	3,356
Intangible assets - other [2]	1,973	(1,973)	—
Property, plant and equipment	14	—	14
Inventory	11	—	11
Deferred tax asset [3]	339	(339)	—
Trade and other receivables	463	—	463
Cash and cash equivalent	106	—	106
Trade and other payables [4]	(1,796)	(68)	(1,864)
Deferred tax liabilities [5]	—	(966)	(966)
Net assets	1,110	10	1,120
Goodwill (note 10)			8,840
Consideration			9,960
Consideration satisfied by:
Cash			9,960

Trade and other receivables is net of a bad debt provision of $16,000.

The fair value adjustments relate to:

1.	Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Authasas BV;

2.	Other intangible assets relating to development costs have been written down to nil;
3.	The deferred tax asset on acquisition has been written down to nil;
4.	Deferred income has been valued taking account of the remaining performance obligations;
5.	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 11):

Fair value
$’000
Technology	2,545
Customer relationships	811
3,356

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $8.8m has been capitalized. From the date of acquisition, July 17, 2015, to April 30, 2016, the acquisition contributed $0.1m to revenue and a loss of $0.8m to profit for the year.

The estimated results of the above acquisition, excluding intercompany royalties, if it had been made at the beginning of the accounting year, May 1, 2015 to April 30, 2016 would have been as follows:

Pro-forma	$m
Revenue	0.1
Loss for the year	(1.0)

The estimated results of the Enlarged Group if the acquisition had been made at the beginning of the accounting year, May 1, 2015 to April 30, 2016 would have been as follows:

Pro-forma	$m
Revenue	1,245.0
Loss for the year	162.8

The above figures are based on information provided to Micro Focus by Authasas BV and the results since acquisition.

Acquisition of TAG

On November 20, 2014, the Group acquired from Wizard, TAG, a US Company based in Houston. The Company acquired the entire share capital of TAG, in exchange for the issue of 86.6m Consideration Shares to TAG’s parent Company, Wizard. The value of the Consideration Shares allotted to Wizard was $1,386.2m.

Of the consideration of $1,386.2m, $13.5m was credited to share capital and $1,372.7m was credited to the merger reserve. The Group qualifies for merger accounting under S612 of the Companies Act 2006.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net liabilities acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Hindsight period adjustments	Fair value
	$’000	$’000	$’000	$’000
Goodwill	906,052	(906,052)	—	—
Intangible assets– purchased [1]	214,222	913,410	—	1,127,632
Intangible assets– other [3]	17,282	(5,519)	—	11,763
Property, plant and equipment	25,965	—	—	25,965
Assets held for sale	888	—	—	888
Investment in associates	15,689	—	—	15,689
Long-term pension assets	15,472	—	3,917	19,389
Other non-current assets	4,952	—	—	4,952
Deferred tax assets	204,566	(13,334)	(960)	190,272
Non-current assets	1,405,088	(11,495)	2,957	1,396,550

Inventories	16	—	—	16
Trade and other receivables	158,226	—	—	158,226
Current tax recoverable	10,857	—	(2,942)	7,915
Cash and cash equivalents	165,946	—	—	165,946
Current assets	335,045	—	(2,942)	332,103

Trade and other payables [4]	(205,806)	3,344	(1,626)	(204,088)
Borrowings	(1,294,726)	—	—	(1,294,726)
Short-term provisions	(8,852)	—	(677)	(9,529)
Short-term deferred income [2]	(433,261)	29,367	—	(403,894)
Current liabilities	(1,942,645)	32,711	(2,303)	(1,912,237)

Long-term deferred income [2]	(203,519)	13,301	—	(190,218)
Long-term provisions	(2,614)	—	—	(2,614)
Retirement benefit obligations	(31,257)	—	—	(31,257)
Other non-current liabilities	(9,406)	—	—	(9,406)
Deferred tax liabilities [5]	(50,749)	(260,313)	(3,295)	(314,357)
Non-current liabilities	(297,545)	(247,012)	(3,295)	(547,852)

Non-controlling interest	(1,281)	—	—	(1,281)

Net liabilities acquired	(501,338)	(225,796)	(5,583)	(732,717)
Goodwill (note 10)				2,118,933
Consideration				1,386,216

Consideration satisfied by:
Shares				1,386,216

Trade and other receivables is net of a bad debt provision of $124,000.

The fair value adjustments relate to:

1.	Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of TAG;
2.	Deferred income has been valued taking account of the remaining performance obligations;
3.	Other intangible assets relating to development costs have been written down to nil;
4.	Deferred rent within ‘Trade and other payables’ has been reassessed; and
5.	A deferred tax liability has been established relating to the purchased intangibles.

At April 30, 2016 the hindsight adjustments that have been identified to finalize the acquisition fair value, are long-term pension assets, accruals and legal provisions. The valuation of long-term pension assets was reassessed, additional accruals were identified and additional legal provisions were made relating to a claim. The tax impact of these adjustments has been included. The valuation of current and deferred tax balances has also been reassessed.

Acquisition of OpenFusion CORBA assets from PrismTech Group Limited

On November 29, 2013, the Group acquired from PrismTech Group Limited, the OpenFusion CORBA related assets for an initial consideration of £4.2m (equivalent to $6.4m) with up to £1.1m (equivalent to $1.8m) of deferred consideration. The initial consideration of £4.2m (equivalent to $6.4m) was satisfied in cash using Micro Focus’ existing banking facilities. The acquisition costs incurred of $0.3m were expensed through administrative expenses in the consolidated statement of comprehensive income. Further contingent consideration of £1.1m (equivalent to $1.8m) was paid on August 6, 2014.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Initial fair value	Hindsight period adjustments	Revised fair value
	$’000	$’000	$’000	$’000
Intangible assets	—	4,351	—	4,351
Trade and other receivables	3	—	—	—
Trade and other payables	(151)	(108)	—	(108)
Deferred income	(844)	(1,621)	(342)	(1,963)
Net (liabilities)/assets	(922)	2,622	(342)	2,280
Goodwill (note 10)		5,562	342	5,904
Consideration		8,184	—	8,184

Consideration satisfied by:
Cash				6,392
Deferred consideration				1,792
				8,184

The hindsight period adjustments above relate to amendments to deferred income. The deferred income adjustment relates to invoices recorded as pre-acquisition now identified as relating to future periods.

Acquisition of AccuRev Inc.

On November 30, 2013, the Group signed a merger agreement for the acquisition of the application life cycle solutions company AccuRev Inc., a US company based in Concord, Massachusetts, for an initial consideration of $21.5m, exclusive of $0.8m of acquisition related costs. This was settled on completion of the acquisition on December 31, 2013, using Base Micro Focus’ existing banking facilities. Further consideration of $0.7m was paid following acquisition. The acquisition costs of $0.8m were expensed through administrative expenses in the consolidated statement of comprehensive income.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Initial fair value	Hindsight period adjustments	Revised fair value
	$’000	$’000	$’000	$’000
Intangible assets	—	9,826	—	9,826
Property, plant and equipment	208	154	—	154
Cash	3,261	3,261	—	3,261
Trade and other receivables	1,520	1,441	—	1,441
Trade and other payables	(530)	(701)	129	(572)
Deferred income	(5,022)	(4,775)	—	(4,775)
Deferred tax liability	—	(1,577)	—	(1,577)
Net (liabilities)/assets	(563)	7,629	129	7,758
Goodwill (note 10)		14,596	(129)	14,467
Consideration		22,225	—	22,225

Consideration satisfied by:
Cash				22,225

The hindsight period adjustments above relate to amendments to trade and other payables. The trade and other payables adjustment relates to contracts implementation costs now being expensed which had originally been capitalized by AccuRev Inc.

40. Post Balance Sheet Events

1. Acquisition of Serena Software Inc.

On May 2, 2016, the Group acquired the entire share capital of Spartacus Acquisition Holdings Corp. the holding company of Serena and its subsidiaries for $277.6m, payable in cash at completion. In addition to this the Group then repaid the outstanding Serena bank borrowings of $316.7m as at May 2, 2016, making the total cash outflow for the Group of $528.5m, net of cash acquired of $65.8m.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

Serena is a leading provider of enterprise software focused on providing Application Lifecycle Management products for both mainframe and distributed systems. Whilst Serena is headquartered in San Mateo, California the operations are effectively managed from offices in Hillsboro, Oregon and St. Albans in the United Kingdom. It operates in a further ten countries. The Serena Group’s customers are typically highly regulated large enterprises, across a variety of sectors including banking, insurance, telco, manufacturing and retail, healthcare and government.

Serena was integrated into the Micro Focus Product Portfolio and the revenues reported in the Development and IT Operations Management Tools sub-portfolio.

The transaction was funded through the Group’s existing cash resources together with additional debt and equity finance arranged through Barclays, HSBC, the Royal Bank of Scotland and Numis Securities. On May 2, 2016, the Group’s existing revolving credit facility was extended from $225m to $375m and the Group raised approximately £158.2m (approximately $225.7m) through a Placing underwritten by Numis Securities incurring $3.0m of costs associated with the Placing in March 2016.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The Group had not yet fully completed its assessments of the Serena acquisition.

2. Acquisition of GWAVA Inc.

On September 30, 2016, the Group acquired the entire share capital of GWAVA Inc. (“GWAVA”) and its subsidiaries for $16.4m, payable in cash at completion.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

GWAVA is a leading company in email security and enterprise information archiving (EIA). GWAVA has approximately 90 employees, based in the US, Canada and Germany. More than a million users across 60 countries rely on its products in over 3,000 customer organizations, supported by GWAVA’s global team, with a further 1,000 GWAVA business partners collaborating closely to ensure successful customer solutions. In addition to GWAVA’s award winning EIA product Retain, GWAVA has a full suite of products to protect, optimize, secure and ensure compliance for customers running Micro Focus GroupWise.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The Group had not yet fully completed its assessments of the GWAVA acquisition.

3. OpenATTIC acquisition

On November 1, 2016 SUSE announced the completion of the acquisition of the openATTIC storage management technology and engineering talent from the company it-novum for a cash consideration of 4.7m Euros. The openATTIC technology aligns perfectly with our strategy to provide open source, software defined infrastructure solutions for the enterprise and will strengthen SUSE Enterprise Storage solution by adding enterprise grade storage management capabilities to the portfolio.

4. Acquisition of OpenStack IaaS and Cloud Foundry PaaS Talent and Technology Assets from HPE

On March 9, 2017 SUSE announced the completion of the acquisition of OpenStack Infrastructure-as-a-Service (“IaaS”) and Cloud Foundry Platform-as-a-Service (“PaaS”) Talent and Technology Assets from Hewlett Packard Enterprise Company (“HPE”). SUSE will use the acquired assets to expand its OpenStack IaaS solution and accelerate SUSE’s entry into the growing Cloud Foundry PaaS market. In consideration for this the Group will assume any liabilities relating to the IPR agreements and the transferring employees and offer employment to the offered employees.

The acquired OpenStack assets will be integrated into SUSE OpenStack Cloud and the acquired Cloud Foundry and PaaS assets will enable SUSE to bring to market a certified, enterprise-ready SUSE Cloud Foundry PaaS solution for all customers and partners in the SUSE ecosystem. Additionally, SUSE has increased engagement with the Cloud Foundry Foundation, becoming a platinum member and taking a seat on the Cloud Foundry Foundation Board.

As part of the transaction, HPE has named SUSE as its preferred open source partner for Linux, OpenStack IaaS and CloudFoundry PaaS. HPE’s choice of SUSE as their preferred open source partner further cements SUSE’s reputation for delivering high-quality, enterprise-grade open source solutions and services.

5. Proposed merger with HPE Software

On September 7, 2016 we announced that we had entered into a definitive agreement with HPE on the terms of a transaction (the “Transaction”) which provided for the combination of HPE’s software business segment (“HPE Software”) with the Company by way of a merger (the “Merger”) with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software for the purposes of the Transaction. At the time of announcement HPE Software was valued at $8.8bn.

The Transaction is expected to complete in the third quarter of calendar year 2017. Following shareholder approval of the Transaction the return of value will be made to Micro Focus shareholders immediately prior to completion of the Transaction.

New Facilities

The Company announced on April 21, 2017 the successful syndication of the new credit facilities (the “New Facilities”) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary of Micro Focus, and Seattle SpinCo, Inc., a wholly owned subsidiary of HPE that will hold HPE Software and be merged with a wholly owned subsidiary of Micro Focus in the Transaction.

The New Facilities comprise a $500 million Revolving Credit Facility at LIBOR plus 3.50% (subject to a LIBOR floor of 0.00%) placed with a number of financial institutions and $5,000 million of term loans. The new term loans are priced as follows:

1.	the new $2,600 million senior secured seven year term loan B issued by Seattle SpinCo, Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
2.	the new $385 million senior secured seven year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
3.	the new Euro 470 million (equivalent to $500 million) senior secured seven year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%; and
4.	in relation to the existing senior secured term loans issued by MA FinanceCo, LLC the lenders in the term loan C of $412 million due November 2019 were offered a cashless roll of their investment into the existing term loan B-2 due November 2021 and this loan will be re-priced to LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) and increased in size from $1,103 million to $1,515 million.

The New Facilities will be used to (i) fund the pre-Completion cash payment by Seattle SpinCo, Inc to HPE of $2,500 million (subject to certain adjustments in limited circumstances), (ii) reprice, amend and extend the existing drawn facilities of Micro Focus of approximately $1,500 million, (iii) fund the Return of Value to Micro Focus' existing Shareholders of up to $500 million and (iv) pay transaction costs. The balance will be used for general corporate and working capital purposes.

Termination Payment

Micro Focus has agreed to pay HPE a termination payment equal to approximately $60 million in cash under certain circumstances, including among other circumstances if (a) a competing proposal has been publicly announced or communicated to the Micro Focus Board and not withdrawn at least five business days prior to the termination of the Merger Agreement, and such competing proposal, or a different competing proposal, is consummated (or a definitive agreement entered into with respect thereto) within 12 months following the Merger Agreement being terminated in specified circumstances; or (b) the Merger Agreement is terminated as a result of, among other things, Micro Focus breaching in any material respect the specified undertakings in the Merger Agreement prohibiting it and its representatives from soliciting competing proposals.

6. Dividends

A dividend of $111.0m was paid during the six months ended October 31, 2016 of 49.74 cents per share (2015: $70.0m or 33.0 cents per share). The directors announced an interim dividend of 29.73 cents per share (2015: 16.94 cents per share) payable on January 27, 2017 to shareholders who are registered at January 6, 2017. This interim dividend, amounting to $66.5m (2015: $35.1m) was paid on January 27, 2017.

7. UK exit from the European Union

On March 29, 2017, the United Kingdom’s ambassador to the European Union delivered a letter to the President of the European Council giving formal notice under Article 50 of the Lisbon Treaty of Britain’s withdrawal from the European Union. EU law includes several directives, transposed into the law of each member state, providing relief or deferral of (direct) income tax on various transactions, typically between members of a group incorporated in different member states. Significant uncertainty exists over the precise steps (both at a European Union and individual member state level) to be followed before withdrawal of the UK from the EU takes effect. Overall there is a significant level of uncertainty about the future tax obligations and it is too early to determine how significant the effect on reported results and financial position of the Group will be.

THE ATTACHMATE GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)
As at September 30, 2014 and March 31, 2014

(Amounts in thousands, except share and per share amounts)	September 30, 2014	March 31, 2014
	$	$
Assets
Current assets:
Cash and cash equivalents	149,679	151,415
Restricted cash	2,814	803
Accounts receivable, net of allowance of $355 as of September 30, 2014 and $1,126 as of March 31, 2014	146,035	186,206
Deferred income taxes — net	66,121	60,748
Prepaid expenses and other	25,866	26,244
Total current assets	390,515	425,416

Property and equipment — net	26,837	25,293
Property held-for-sale — net	888	888
Goodwill	700,769	700,769
Intangible assets — net	252,763	279,704
Deferred income taxes — net	115,004	102,910
Other long-term assets, net of note receivable allowance of $3,384 as of September 30, 2014 and $3,298 as of March 31, 2014	54,564	55,894
Total	$1,541,340	$1,590,874

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	13,042	19,978
Accrued compensation and employee benefits	42,859	69,820
Income tax payable — net	15,460	3,644
Current portion of deferred revenue	463,974	498,642
Other accrued liabilities	58,897	55,033
Current portion of long-term debt	73,634	32,383
Accrued restructuring costs	619	3,396
Total current liabilities	668,485	682,896
Deferred revenue — Less current portion	202,936	218,710
Long-term debt — Less current portion	1,221,092	1,262,343
Other long-term liabilities	58,889	61,477
Total liabilities	2,151,402	2,225,426

Commitments and contingencies
Stockholders’ deficit:
Common stock; $.001 par value — 1,000 shares authorized and issued as of September 30, 2014 and March 31, 2014	—	—
Additional paid-in capital	13,307	11,750
Accumulated deficit	(612,003)	(639,786)
Accumulated other comprehensive loss	(11,366)	(6,516)
Total stockholders’ deficit	(610,062)	(634,552)
Total	1,541,340	1,590,874

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)
For the Six months ended September 30, 2014 and 2013

	Six months ended September 30,
(Amounts in thousands)	2014	2013
	$	$
Revenue	436,889	447,415
Operating expenses:
Cost of revenue	75,810	80,743
Sales and marketing	116,080	125,358
Research and development	79,284	82,545
General and administrative	36,855	32,962
(Release) provision for restructuring charges	(336)	7,082
Amortization of intangible assets	33,636	46,439
Total operating expenses	341,329	375,129

Operating income	95,560	72,286

Other income (expense):
Interest income	166	218
Interest expense	(55,168)	(59,620)
Interest expense — loan fees	(545)	(548)
Unrealized gain on mark-to-market derivatives	—	388
Foreign currency exchange rate income (loss) — net	3,762	(2,875)
Other (expense) income — net	(1,110)	(1,344)
Total other expense	(52,895)	(63,781)

Income before income taxes	42,665	8,505
Income tax provision	(14,882)	(6,353)
Net income	27,783	2,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)
For the Six months ended September 30, 2014 and 2013

	Six months ended September 30,
(Amounts in thousands)	2014	2013
	$	$
Net income	27,783	2,152
Other comprehensive loss:
Net foreign currency translation adjustment	(5,856)	2,694
Net pension adjustment	679	—
Other comprehensive (loss) income	(5,177)	2,694
Comprehensive income attributable to noncontrolling interests	327	195
Comprehensive income	22,933	5,041

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)
For the Six months ended September 30, 2014 and 2013

	Six months ended September 30,
(Amounts in thousands)	2014	2013
	$	$
Cash flows from operating activities:
Net income	27,783	2,152
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,496	52,705
Impairment of long-lived asset	2,124	—
Unrealized gain on mark-to-market derivatives	—	(388)
Debt issuance cost amortization	374	374
Deferred income tax and uncertainties	(19,417)	39
Stock-based compensation	1,558	1,592
Gain on facility sales	(471)	(470)
Other non-cash items	(2,090)	3,987
Changes in operating assets and liabilities:
Accounts receivable	39,221	8,963
Prepaid expenses and other	(1,877)	8,996
Accounts payable	(6,652)	(7,334)
Accrued compensation and employee benefits	(25,887)	896
Accrued restructuring costs	(3,391)	1,264
Income tax payable/receivable	12,580	(4,009)
Deferred revenue	(46,916)	(36,966)
Other accrued liabilities	3,334	(4,160)
Net cash provided by operating activities	19,769	27,641
Cash flows from investing activities:
Purchases of property and equipment	(8,330)	(4,434)
Purchases of intangible assets	(6,701)	(1,985)
Changes in restricted cash	(2,087)	(692)
Other investing activities	58	575
Net cash used in investing activities	(17,060)	(6,536)
Cash flows from financing activities:
Repayment of long-term debt obligations	—	(53,924)
Net cash used in financing activities	—	(53,924)

Effect of exchange rate changes on cash	(4,445)	70
Net decrease in cash and cash equivalents	(1,736)	(32,749)
Cash and cash equivalents — Beginning of period	151,415	160,229
Cash and cash equivalents — End of period	149,679	127,480
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	54,553	59,596
Cash paid during the period for income taxes	15,182	10,847
Non-cash investing — leasehold improvements from tenant allowance	1,657	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Amounts in thousands, except share, units and per share amounts)

1.	Basis of Presentation

The condensed consolidated financial statements herein represent the consolidation of The Attachmate Group, Inc., (“TAG”) a Delaware corporation with ownership of both direct and indirect subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. When the terms “the Company,” “we,” “us,” or “our” are used in this document, it refers to The Attachmate Group, Inc. and its consolidated subsidiaries.

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The condensed consolidated financial statements have been prepared from the accounting records and all amounts as of September 30, 2014 are unaudited. In the opinion of management, these condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the results for and as of the periods shown. Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC. These condensed consolidated financial statements should be read in conjunction with the financial statements and related notes for the year ended March 31, 2014 included elsewhere in this information statement/prospectus.

Estimates and Assumptions — In preparing our condensed consolidated financial statements in accordance with GAAP, we make a number of estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent upon future events. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our condensed consolidated financial statements, the most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty relate to our accounting for asset impairments, valuation allowances for receivables and deferred tax assets, the accrual for loss contingencies, and stock-based compensation. Actual results could differ from those estimates.

New Accounting Pronouncements — In May 2014, the FASB issued guidance on revenue from contracts with customers, which implements a five step process of how an entity should recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning after December 15, 2018 (our fiscal year 2020), and early application is permitted as of an annual reporting period beginning after December 15, 2016 (our fiscal year 2018). The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact that the adoption will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

2.	Line of Credit

At September 30, 2014 and March 31, 2014, we had a revolving line of credit with a limit up to $40,000. This line of credit has a maturity date of May 22, 2017 and bears interest at a base rate equal to the higher of the prime rate or 0.5% above the overnight federal funds rate or 1.0% above the one month Eurodollar rate, plus an applicable margin that is no greater than 4.75%, with an optional Eurodollar rate also available. The interest rate on this line of credit was 7.25% at September 30, 2014. We had no outstanding borrowings under our $40,000 line of credit during the six months ended September 30, 2014 and 2013 and therefore no interest expense was incurred during those periods. During the six months ended September 30, 2014 and 2013, we were charged 0.50% of the available balance for lack of utilization of this line which is included in the line item, “interest expense — loan fees” in the condensed consolidated statements of operations. This charge amounted to $125 and $103 for the six months ended September 30, 2014 and 2013, respectively.

3.	Long-term Debt

We had two term loan credit agreements that had outstanding principal balances at September 30, 2014 and March 31, 2014, of $1,294,726. These term loans were secured by substantially all of our assets.

Term loans entered into on May 22, 2012 — On May 22, 2012, we entered into two term loan credit agreements in order to repay our previous loans and to help fund an equity distribution to our shareholders. We incurred loan fees and costs associated with these new credit agreements in the amount of $2,282 which is being amortized over the terms of the respective agreements. The term loans contained certain restrictions related to the sale of assets and dividend payments.

We had borrowings under the First Lien Credit Agreement (“First Lien”) in the amount of $905,508 at September 30, 2014 and March 31, 2014. The First Lien matures on November 22, 2017 at which time the remaining principal balance is due to be repaid. We are required to make quarterly payments that vary over time. Borrowings under the First Lien bear interest at a base rate equal to the higher of the prime rate or 0.5% above the overnight federal funds rate or 1.0% above the one month Eurodollar rate, plus an applicable margin that is no greater than 4.75%, with an optional Eurodollar rate also available. Interest expense on the First Lien for the six months ended September 30, 2014 and 2013 was $33,372 and $37,139, respectively, and the applicable interest rate was 7.25% for both periods.

Per the terms of the First Lien, we have the option to make prepayments in place of mandatory quarterly payments. On February 24, 2014 we prepaid $50,000 in lieu of our scheduled quarterly payments as at March 31, 2014, June 30, 2014, September 30, 2014, and approximately 45% as at December 31, 2014. Therefore, for the six months ended September 30, 2014 we made no principal repayments.

Borrowings under the Second Lien Credit Agreement (“Second Lien”) in the original amount of $400,000 do not require any principal payments until the loan matures on November 22, 2018. However, during fiscal year 2014, certain creditors under the First Lien waived prepayments required due to our excess cash flow position at year end. The Second Lien is subordinated to the First Lien and thus when this was waived we made the payment of $10,782 during the fiscal year 2014 to the creditors of the Second Lien resulting in a remaining principal balance of $389,218 at September 30, 2014 and March 31, 2014. Borrowings under the Second Lien bear interest at a base rate equal to the higher of the prime rate or 0.5% above the overnight federal funds rate or 1.0% above the one month Eurodollar rate, plus an applicable margin of 8.5%, with an optional Eurodollar rate also available. Interest expense on the Second Lien for the six months ended September 30, 2014 and 2013 was $21,764 and $22,097, respectively and the applicable interest rate for both periods was 11.0%.

The First Lien and Second Lien are subject to affirmative and negative financial covenants. We are in compliance with all financial covenants as of September 30, 2014.

4.	Employee Benefit Plans

We sponsor a qualified retirement plan (the “401(k) Plan”). The 401(k) Plan is for all eligible U.S. employees under the provisions of the Internal Revenue Code. Participants may defer a portion of their annual compensation on a pre-tax basis subject to tax limitations. The 401(k) Plan allows us the flexibility to adjust the match percentage. Any matching contributions we elect to make under the 401(k) Plan vest ratably over a period of three years.

We also have other retirement plans in certain foreign countries in which we employ personnel. Each plan is consistent with local laws and business practices. During the six months ended September 30, 2014 and 2013, we made matching contributions on our 401(k) Plan and other retirement plans and expensed $5,638 and $5,863, respectively.

We have a defined benefit pension plan sponsored by a German subsidiary that covers 53 current employees and 241 former employees or retirees as of September 30, 2014. The plan was closed to new members as of November 2004. Actuarial gains or losses are being amortized over a 13 year period, and the amortization charges are included within the overall net periodic pension costs, which are charged to the statements of operations.

5.	Commitments and Contingencies

Unconditional Obligations for Outside Services and Royalties — The agreements we maintain for certain outside services and royalties expire at various dates through fiscal year 2022. However, most of these contracts renew automatically upon expiration unless specifically canceled within the contract terms. Additionally, under the terms of some contracts, prepayment was required and these are currently reflected as prepaid assets.

In certain instances we also have an obligation to make royalty payments that fluctuates based on the monthly sales of various products. Royalty terms range from a percentage of total sales to a set fee per license or maintenance sold. The amount incurred under these royalty obligations was $8,655 and $10,483 for the six months ended September 30, 2014 and 2013, respectively, and is included within cost of revenue.

Legal Proceedings — From time to time, we are a defendant in claims or lawsuits involving matters which are routine to the nature of our business such as claims involving former employees, or claims for infringement of patents. Management is of the opinion that the ultimate resolution of all such matters will not have a material adverse effect on its results of operations, cash flows, or financial position.

Following the announcement of the proposed acquisition of Novell, certain of Novell’s shareholders filed class action lawsuits challenging the proposed transaction alleging the Novell directors breached their fiduciary duties to the Novell shareholders. At the beginning of fiscal year 2013, we had accrued $5,000 for this claim but during that year $4,568 of these lawsuits were dismissed and $432 were settled. As a result, during the six months ended September 30, 2013, we reduced our $5,000 accrual to $nil, There are no further claims against us regarding this matter.

Tax Contingencies — Our tax filings for various periods are subjected to audit by tax authorities in jurisdictions in which we do business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. We believe that we have adequately provided for any assessments that could result from those proceedings where it is more likely than not that we will pay some amount.

6.	Restructuring Charges and Merger Liabilities

Restructuring costs represent actions to realign our cost structure based on current and expected near-term growth rates for the business and to eliminate redundant functions resulting from business acquisitions. Restructuring costs, which include termination benefits and facility closure costs, are recorded at estimated fair value. Termination benefits are comprised of severance payments for terminated employees and facility closure costs represent costs to terminate leases in conjunction with the consolidation of facilities. Restructuring costs are shown in the line item, “provision for restructuring charges” in the condensed consolidated statements of operations.

Activities related to the restructuring actions during the six months ended September 30, 2014 and 2013, were as follows:

	2014	2013
Beginning balance (March 31)	$4,320	$736

Expense
Severance/benefit costs	116	6,252
Facility closure (reversals) / costs	(452)	491
Contract termination and other	—	339
Total expense	(336)	7,082

Payments
Severance/benefit costs	(2,591)	(5,048)
Facility closure costs	(503)	(372)
Contract termination and other	—	(351)
Total payments	(3,094)	(5,771)

Ending balance (September 30)	$890	$2,047

Of the total restructuring balance outstanding as of September 30, 2014 and March 31, 2014, $271 and $923, respectively, are included within other long-term liabilities and are the estimated costs for the remaining lease obligations. The remainder of the restructuring balance for both periods is included within current liabilities.

Merger liabilities — Acquired during fiscal year 2012 as part of the Novell acquisition was $5,475 of merger liabilities related to a leased facility associated with an acquisition that Novell completed in 2001. This liability relates to the amount expected to be paid over the remaining lease term which extends to 2025. At September 30, 2014 and March 31, 2014, the liability associated with this facility is $3,442 and $4,172, of which $109 and $624 is shown in the line item “other accrued liabilities” and $3,334 and $3,548 is shown in the line item, “other long-term liabilities” on our condensed consolidated balance sheets, respectively.

7.	Stock-Based Compensation

The Company’s employees have 2,019,107 Legacy Common Units (“LCUs”) in Wizard Parent, LLC, (“Wizard”) the parent company of TAG. The LCUs were issued to certain key employees. Even though these LCUs are in Wizard, these units are in substance for work performed for the benefit of TAG. Therefore, TAG records the stock-based compensation expense and related capital contribution for these awards. Total stock-based compensation expense for these legacy units was $101 and $135 during the six months ended September 30, 2014 and 2013, respectively, and are included within general and administrative expense on our condensed consolidated statements of operations.

Wizard has granted 2,499,650 Management Incentive Units (“MIU”)’s in Wizard to TAG employees. TAG records stock-based compensation expense and a related capital contribution for these awards. Total stock-based compensation expense was $1,457 during the six months ended September 30, 2014 and 2013, and is included within general and administrative expense on our condensed consolidated statements of operations.

8.	Related Parties

Advisors — We have an advisory agreement with certain private equity firms (the “Advisors”). Our required payment to the Advisors is $2,000 per year. We are responsible for reimbursement to the Advisors for any reasonable out-of-pocket expenses.

Advisory fees of $1,097 and $1,011 were recognized in general and administrative expense for the six months ended September 30, 2014 and 2013, respectively. As of September 30, 2014 and March 31, 2014, $nil and $87, respectively, was payable to advisors for quarter advisory services.

Novell Intellectual Property Holdings Inc. – Novell Intellectual Property Holdings Inc. (“NIPH”) is a separate company also owned by Wizard, TAG’s parent, but NIPH is not part of the TAG consolidated entity. NIPH is a separate holding company without any operations. TAG is serving as NIPH’s billing agent and as of September 30, 2014 and March 31, 2014 has advanced NIPH $nil and $36, respectively, to pay certain legal and patent maintenance fees on behalf of NIPH. As this service is insignificant, the service is being performed without charge to NIPH and likewise NIPH is not charging TAG interest on the cash advance. The cash advance is included in the line item, “other accrued liabilities” in the current liability section of the condensed consolidated balance sheets.

9.	Subsequent Events

On 20 November 2014, TAG was acquired by Micro Focus International plc (“Micro Focus”), a public limited Company incorporated and domiciled in the UK. Micro Focus acquired the entire share capital of the Company, in exchange for the issue of 86.6m Micro Focus shares to our parent company, Wizard Parent LLC (“Wizard”). The value of the Micro Focus shares allotted to Wizard was $1,386,216.

THE ATTACHMATE GROUP, INC. AND SUBSIDIARIES

Report of Independent Certified Public Accountants

Board of Directors
The Attachmate Group, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of The Attachmate Group, Inc. (a Delaware Corporation) and subsidiaries, which comprise the consolidated balance sheets as of March 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ (deficit) equity, and cash flows for each of the three years in the period ended March 31, 2014, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Attachmate Group, Inc. and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas
June 26, 2014

The Attachmate Group, Inc. and Subsidiaries

Consolidated Balance Sheets

 As at March 31, 2014 and 2013

(Amounts in thousands, except share and per share amounts)
Assets	2014	2013
	$	$
Current assets:
Cash and cash equivalents	151,415	160,229
Restricted cash	803	137
Accounts receivable, net of allowance of $1,126 in 2014 and $1,130 in 2013	186,206	165,168
Income tax receivable — net	—	3,143
Deferred income taxes — net	60,748	55,689
Prepaid expenses and other	26,244	36,241
Total current assets	425,416	420,607

Property and equipment — net	25,293	32,753
Property held-for-sale — net	888	—
Goodwill	700,769	700,769
Intangible assets — net	279,704	367,075
Deferred income taxes — net	102,910	121,618
Other long-term assets, net of note receivable allowance of $3,298 in 2014 and $3,313 in 2013	55,894	53,022
Total	1,590,874	1,695,844

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	19,978	24,499
Accrued compensation and employee benefits	69,820	44,536
Income tax payable — net	3,644	—
Current portion of deferred revenue	498,642	470,598
Other accrued liabilities	55,033	61,059
Current portion of long-term debt	32,383	115,799
Accrued restructuring costs	3,396	561
Total current liabilities	682,896	717,052
Deferred revenue — Less current portion	218,710	248,242
Long-term debt — Less current portion	1,262,343	1,322,326
Other long-term liabilities	61,477	60,336
Total liabilities	2,225,426	2,347,956

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.001 par value — 1,000 shares authorized and issued as of March 31, 2014 and March 31, 2013	—	—
Additional paid-in capital	11,750	8,566
Accumulated deficit	(639,786)	(651,025)
Accumulated other comprehensive loss	(6,516)	(9,653)
Total stockholders’ deficit	(634,552)	(652,112)
Total	1,590,874	1,695,844

The accompanying notes are an integral part of these consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Consolidated Statements of Operations

 For the Years Ended March 31, 2014, 2013 and 2012

(Amounts in thousands)
	2014	2013	2012
	$	$	$
Revenue	939,189	946,106	833,224

Operating expenses:
Cost of revenue	162,199	167,299	175,147
Sales and marketing	263,692	280,697	265,665
Research and development	165,638	164,440	171,518
General and administrative	67,820	78,349	111,099
Provision for restructuring charges	18,314	2,504	59,332
Amortization of intangible assets	90,200	108,891	105,085
Impairment of trademark	3,916	—	—
(Gain) loss on facility sales	(942)	7,892	—
Total operating expenses	770,837	810,072	887,846

Operating income (loss)	168,352	136,034	(54,622)

Other income (expense):
Interest income	320	644	673
Interest expense	(116,099)	(118,081)	(82,893)
Interest expense — loan fees	(1,093)	(2,389)	(8,385)
Loss on early extinguishment of debt	—	(106,885)	(5,643)
Realized loss on derivative settlements	(384)	(4,804)	(4,927)
Unrealized gain on mark-to-market derivatives	388	4,354	2,659
Foreign currency exchange rate (loss) income — net	(4,540)	(1,854)	4,944
Other income (expense) — net	(2,471)	3,667	(1,528)
Total other expense	(123,879)	(225,348)	(95,100)

Income (loss) before income taxes	44,473	(89,314)	(149,722)
Income tax (provision) benefit	(33,234)	87,927	37,949
Net income (loss)	11,239	(1,387)	(111,773)
Accretion of preferred stock dividends	—	—	(383)
Net income (loss) attributable to common stockholders	11,239	(1,387)	(112,156)

The accompanying notes are an integral part of these consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

 For the Years Ended March 31, 2014, 2013 and 2012

(Amounts in thousands)
	2014	2013	2012
	$	$	$
Net income (loss)	11,239	(1,387)	(111,773)

Other comprehensive income (loss):
Net foreign currency translation adjustment	3,414	3,651	(12,245)
Net pension adjustment	(633)	(3,394)	52
Other comprehensive income (loss)	2,781	257	(12,193)
Comprehensive income (loss) attributable to noncontrolling interests	356	183	(218)
Comprehensive income (loss)	14,376	(947)	(124,184)

The accompanying notes are an integral part of these consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

 For the Years Ended March 31, 2014, 2013 and 2012

(Amounts in thousands)
	2014	2013	2012
	$	$	$
Cash flows from operating activities:
Net income (loss)	11,239	(1,387)	(111,773)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	102,382	122,066	125,016
Impairment of trademark	3,916	—	—
Unrealized gain on mark-to-market derivatives	(388)	(4,354)	(2,659)
Debt issuance cost amortization/write-off	751	103,412	13,582
Provision for doubtful note receivable	(15)	274	3,039
Deferred income tax and uncertainties	14,575	(109,353)	(57,300)
Stock-based compensation	3,184	2,024	6,581
(Gain) loss on facility sales	(942)	7,892	—
Other non-cash items	4,161	757	(9,261)
Changes in operating assets and liabilities:
Accounts receivable	(21,852)	13,259	(7,651)
Prepaid expenses and other	6,270	(8,862)	27,354
Accounts payable	(4,701)	(4,441)	(9,209)
Accrued compensation and employee benefits	24,897	(10,386)	(42,878)
Accrued restructuring costs	3,545	(2,690)	(30,766)
Income tax payable/receivable	6,545	(5,734)	(91,926)
Deferred revenue	591	20,207	331,243
Other accrued liabilities	(5,772)	(3,388)	8,226
Net cash provided by operating activities	148,386	119,296	151,618
Cash flows from investing activities:
Acquisition of business – net of cash acquired of $1,503,489	—	—	(615,441)
Purchases of property and equipment	(7,567)	(7,563)	(7,251)
Purchases of intangible assets	(6,745)	(2,163)	(466)
Changes in restricted cash	(673)	827	288
Liquidation of acquired deferred compensation plan	—	—	9,502
Net proceeds from building sale (net of fees of $1,513 through March 31, 2013)	—	116,936	—
Other investing activities	562	116	(644)
Net cash provided by (used in) investing activities	(14,423)	108,153	(614,012)
Cash flows from financing activities:
Proceeds from long-term debt obligations	—	1,500,000	1,150,000
Repayment of long-term debt obligations	(143,399)	(1,190,000)	(631,930)
Payment of debt issuance costs	—	(63,462)	(50,283)
Shareholder (distribution) contribution	—	(687,571)	230,055
Net cash (used in) provided by financing activities	(143,399)	(441,033)	697,842

Effect of exchange rate changes on cash	622	(2,056)	(3,858)
Net decrease in cash and cash equivalents	(8,814)	(215,640)	231,590
Cash and cash equivalents — Beginning of year	160,229	375,869	144,279
Cash and cash equivalents — End of year	151,415	160,229	375,869
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	118,568	115,603	75,864
Cash paid during the period for income taxes	16,882	21,951	93,023
Non-cash investing — leasehold improvements from tenant allowance	—	4,005	—
Non-cash financing activity — accretion of preferred stock dividends	—	—	383
Non-cash financing activity — shareholder acquisition contribution	—	—	97,941
Non-cash financing activity — retirement of preferred stock	—	—	42,158

The accompanying notes are an integral part of these consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ (Deficit) Equity

 For the Years Ended March 31, 2014, 2013 and 2012

(Amounts in thousands)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated (Deficit) Income	Accumulated Other Comprehensive Loss	Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
		$		$	$	$	$	$
Balance – April 1, 2011	21,665	41,775	7,961	—	—	(220,104)	2,318	(176,011)
Net loss	—	—	—	—	—	(111,773)	—	(111,773)
Other comprehensive loss	—	—	—	—	—	—	(12,411)	(12,411)
Common stock issue	—	—	1,000	—	—	—	—	—
Common stock and preferred stock conversion	(21,665)	(42,158)	(7,961)	—	—	42,158	—	—
Shareholder contribution	—	—	—	—	—	327,996	—	327,996
Stock-based compensation expense	—	—	—	—	6,581	—	—	6,581
Accretion of preferred stock dividends	—	383	—	—	(39)	(344)	—	—

Balance — March 31, 2012	—	—	1,000	—	6,542	37,933	(10,093)	34,382
Net loss	—	—	—	—	—	(1,387)	—	(1,387)
Other comprehensive income	—	—	—	—	—	—	440	440
Shareholder distribution	—	—	—	—	—	(687,571)	—	(687,571)
Stock-based compensation expense	—	—	—	—	2,024	—	—	2,024

Balance — March 31, 2013	—	—	1,000	—	8,566	(651,025)	(9,653)	(652,112)
Net income	—	—	—	—	—	11,239	—	11,239
Other comprehensive income	—	—	—	—	—	—	3,137	3,137
Stock-based compensation expense	—	—	—	—	3,184	—	—	3,184

Balance — March 31, 2014	—	—	1,000	—	11,750	(639,786)	(6,516)	(634,552)

The accompanying notes are an integral part of these consolidated financial statements.

The Attachmate Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Years ended March 31, 2014, 2013 and 2012

(Amounts in thousands, except share, units and per share amounts)

1.	Business Information

The consolidated financial statements herein represent the consolidation of The Attachmate Group, Inc., (“TAG”) a Delaware holding corporation with ownership of both direct and indirect subsidiaries. When the terms “the Company,” “we,” “us,” or “our” are used in this document, it refers to The Attachmate Group, Inc. and its consolidated subsidiaries.

Our principal brands include Attachmate, NetIQ, Novell and SUSE. We develop, sell and install enterprise-quality software that is positioned in the operating systems and infrastructure software layers of the information technology (“IT”) industry. Our enterprise solutions include systems and security management and host connectivity to corporations and government agencies worldwide. We also develop and deliver Linux operating system software for a range of computers from desktops to servers.

With innovative solutions, quality products, and exceptional service, we support the tactical and strategic business requirements of our customers. We deliver our solutions through direct channels, by serving large organizations directly, with systems integration partners, a network of distributors and resellers, or through telemarketing or web sales. Our most significant international operations are based in Ireland, United Kingdom, Germany, India, and Australia.

2.	Significant Accounting Policies

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and our wholly owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Estimates and Assumptions — In preparing our consolidated financial statements in accordance with generally accepted accounting principles, we make a number of estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent upon future events. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty relate to our accounting for asset impairments, valuation allowances for receivables and deferred tax assets, the accrual for loss contingencies, and stock-based compensation. Actual results could differ from those estimates.

Reclassifications — Certain amounts reported in the prior period have been reclassified within the operating expense section of the income statement to conform to the current year’s presentation. These reclassifications are immaterial to the financial statements and did not change total operating expenses, operating income or net income on the consolidated statement of operations.

Cash and Cash Equivalents — Cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude cash that is not available to us due to restrictions related to our use. Such amounts are presented in the consolidated balance sheets as restricted cash.

Restricted Cash — We maintain cash in deposit accounts that are reserved primarily to meet our performance obligations in relation to certain leasing arrangements.

Accounts Receivable — Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable includes amounts owed by geographically dispersed end-users, distributors, resellers, original equipment manufacturers and other customers. We do not require collateral or other security to support credit sales. Accounts receivable are not sold or factored.

We base our estimate of probable credit losses in our existing accounts receivable on (1) historical collection trends and (2) the collection risk of specific customer accounts due to a change in their financial condition identified subsequent to the sales transaction. Account balances are written off after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers.

Concentrations of Risk — Financial instruments, which potentially subject us to concentrations of credit risk, consist of our holdings of cash and cash equivalents in banks wherein our balance exceeds the Federal Deposit Insurance Corporation limits, our accounts receivable, our other receivables and amounts due under subleases. We manage these credit risks by (1) maintaining our cash in several financial institutions and monitoring the stability of the financial institutions in which the cash is deposited and by (2) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures.

Our overall credit risk associated with trade receivables is mitigated due to the large number of geographically diverse customers we service. Accepted orders for customers located outside the United States totaled $551,339, $517,179 and $594,107 for the years ended March 31, 2014, 2013, and 2012, respectively. In fiscal year 2014, accepted orders for customers located in the United States and Germany represented approximately 44% and 13% of our total orders, respectively. No other country outside of the United States and Germany accounted for 10% or more of our total orders. No customer represented greater than 10% of world-wide revenue for the years ended March 31, 2014, 2013, and 2012, respectively. We generally have not experienced any material losses related to receivables from individual customers or groups of customers.

Our other receivables are included in the line items, “prepaid expenses and other” or “other long-term assets” in the consolidated balance sheets based upon the current or long-term classification of the receivable. Our credit risk for other receivables is isolated to a specific note issued to an entity that purchased one of our product lines in fiscal year 2009. As of March 31, 2014, the outstanding note issued was $3,298. The note is due June 30, 2016 and bears interest. As of March 31, 2014 and 2013 we have fully reserved for this note based upon the financial condition of that entity and their lack of payments to date, including interest, and thus the likelihood of receiving payment for the sale (or this note) is remote.

Our assets, exclusive of intercompany positions, for the Europe, Middle East, Asia region (“EMEA”) and the Asia Pacific region (“APAC”) are $197,551 and $26,728 at March 31, 2014, respectively, and $191,272 and $29,781 at March 31, 2013, respectively.

Our subleases are with many different parties and thus no concentration of credit risk exists as of March 31, 2014 or 2013 with respect to our subleases.

Equity Investments — We account for our equity investments under the equity method of accounting where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses of the investee based on our percentage of ownership. At March 31, 2014, we had a 14.29% interest, or $16,685 investment, in Open Invention Network, LLC (“OIN”), which we account for as an equity investment given our significant influence over OIN’s operations. OIN is a privately-held company that acquires patents to promote Linux and open source by offering its patents on a royalty-free basis to any company, institution or individual that agrees not to assert its patents against the Linux operating system or certain Linux-related applications. During fiscal year 2014, 2013, and 2012, we recorded a loss of $1,586, income of $4,228, and a loss of $899, respectively, related to OIN, which is shown in the line item, “other income (expense) — net” within the other income (expense) section of the accompanying consolidated statements of operations. We review our equity investments periodically for indicators of impairment. We incurred no impairment during the periods.

Property and Equipment — Property and equipment are carried at cost, less accumulated depreciation and amortization, with the exception of certain fixed assets of Novell that were valued at estimated fair value at the time of our acquisition of this brand in fiscal year 2012. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or lease term, if shorter. We assume no salvage value for our depreciable property and equipment. Expenditures for maintenance and repairs are expensed as incurred. The estimated useful lives of our assets are as follows:

Asset Classification	Useful Lives
Buildings	30 years
Furniture and equipment	2-7 years
Leasehold improvements and other	3-10 years

Property Held-for-Sale — Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell. As of March 31, 2014, we had $888 in property held-for-sale consisting of a building in South Africa. We have received proper management approval and are anticipating selling this building in fiscal year 2015.

During fiscal year 2013, we sold most of the buildings we own along with the related land that we had been holding for sale. We received net proceeds of $116,936 for these properties, after deducting $1,513 for broker commissions and title fees, and these proceeds are shown as a component of “cash provided by investing activities” within our consolidated cash flows.

Simultaneously with the sale of certain of these buildings, we entered into an agreement whereby we will lease these buildings back from the buyer. Under the terms of the agreement, all risks and rewards of ownership were transferred and we are the only tenant with the buyer. The lease term is for twelve and a half years. The average annual rent cost over the lease term is $7,941. Due to the lease back, the $11,778 gain on the sale of these buildings is being deferred and recognized ratably over the lease term which results in a gain of $942 per year. As of March 31, 2014, the remaining deferred gain on the sale of the buildings was $942 and $9,110 within “other accrued liabilities” and “other long-term liabilities”, respectively, on our consolidated balance sheets.

The remaining disposed properties were sold out right at a loss of $8,677. Thus, we had a net loss of $7,892 as shown in the line item, “loss on facility sales” in the consolidated statements of operations during fiscal year 2013. Included within the $7,892 net loss on the disposed properties was $1,107 of furniture and other equipment that was sold as part of the building sales and $829 of legal and other fees and foreign currency impacts.

Goodwill — Goodwill represents the excess of the acquisition cost over the fair value of assets acquired and liabilities assumed in business combinations. We do not amortize goodwill or intangible assets with indefinite useful lives resulting from acquisitions.

We evaluate the recoverability of goodwill annually as of January 1, or more frequently if events or changes in circumstances warrant, such as a material adverse change in the business. For fiscal year 2013, as a full evaluation occurred the year prior and there had been no significant change, we performed the qualitative assessment to determine whether it was more likely than not that the fair value of our sole reporting unit, TAG, was greater than its carrying value. We concluded that the fair value of TAG was greater than its carrying value and thus it was not necessary to perform any additional testing. For fiscal year 2014, we deemed it appropriate to have a recent fair value calculation performed to have an updated valuation. We determined the fair value of TAG using a weighting of fair values derived primarily from the income approach and to a lesser extent the market approach. TAG’s fair value exceeded the carrying value. Since the calculations of TAG’s fair value exceeded its carrying value, it was not necessary to perform any additional testing. Thus, there were no goodwill impairment charges in fiscal year 2014, 2013 or 2012.

Intangible Assets — Intangible assets consist primarily of existing customer relationships, developed technology, in-process research and development, non-competition agreements, and trade names, trademarks and other. Intangible assets with finite lives are presented net of accumulated amortization and are being amortized on a straight-line basis over the estimated life of the asset, ranging from two to twelve years. We assume no residual value for any of our intangible assets.

Our indefinite-lived assets are trademarks which are considered to be indefinite because they are expected to generate perpetual cash flows. Our intangible assets with indefinite lives are tested for impairment annually on January 1.

For fiscal year 2013, we utilized the option to qualitatively assess whether it was more likely than not that the fair value of the trademarks were greater than their carrying values. There were no impairment charges for indefinite-lived assets in fiscal year 2013.

In fiscal year 2014, we tested our trademarks for impairment by estimating the royalty rates for each trademark and applying these rates to a projected net sales stream and discounting the resulting cash flows to determine the fair values. Estimations and projections were based on judgments, and assumptions that management believes were appropriate in the circumstances. As a result, we recorded an impairment charge of $3,916 caused by the carrying value being greater than the estimated fair value for our Novell trademark. The decrease in the fair value of this trademark is primarily driven by a decrease in projected sales.

Impairment of Long-Lived Assets — We periodically review the carrying value of our long-lived assets, such as property and equipment and intangible assets with finite lives, whenever current events or circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to its estimated undiscounted future cash flows expected to be generated by the asset or an actual third-party valuation. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges for the long-lived assets during fiscal year 2014, 2013, and 2012.

Debt Issuance Costs — Costs incurred in connection with originating our long-term debt, excluding fees paid to existing creditors, have been capitalized and are included in the line item, “other long-term assets” in the accompanying consolidated balance sheets. The related expenses are included in the line item, “interest expense — loan fees” within the other income (expense) section of the accompanying consolidated statements of operations. Debt issuance costs are being amortized over the life of the underlying debt obligation utilizing the effective interest method. Fees paid to existing creditors at the time of the refinancing are expensed and included in the line item “loss on early extinguishment of debt” within the other income (expense) section of the accompanying consolidated statements of operations.

In fiscal year 2012, we capitalized $50,283 in costs related to the debt agreements issued on April 27, 2011. In fiscal year 2011, we had capitalized $670 of costs related to this debt, such that the total capitalized cost related to the debt issued on April 27, 2011 was $50,953.

During fiscal year 2012, we expensed $5,643 of debt issuance costs related to the prior debt that was extinguished and amortized $7,939 of debt issuance costs that totals the $13,582 of debt issuance cost amortization that is shown in the line item, “debt issuance cost amortization/write-off” in our consolidated statements of cash flows.

In fiscal year 2013, we capitalized $2,282 in costs related to the new debt agreements issued in May 2012. Refer to Note 8, “Long-Term Debt” for more information.

During fiscal year 2013, we expensed $40,205 of debt issuance costs related to the prior debt, expensed $61,180 of fees paid to existing creditors related to the refinancing, and paid $5,500 in breakage fees on our pre-existing debt, totaling $106,885. This $106,885 is shown in the line item, “loss on early extinguishment of debt” within the other income (expense) section of the accompanying consolidated statements of operations. During fiscal year 2013, we amortized $2,027 of debt issuance costs and when combined with the $61,180 of fees paid to existing creditors and the additional $40,205 of debt issuance costs written off as part of the refinancing, totals the $103,412 that is shown in the line item, “debt issuance cost amortization/write-off” in our consolidated statements of cash flows. In addition to the $2,027 amortization of debt issuance costs, we also expensed an additional $362 in administrative and non-utilization loan fees for a total of $2,389, which is shown in the line item, “interest expense – loan fees” in our consolidated statements of operations.

In fiscal year 2014, we had no new debt offerings and thus no capitalization of debt issuance costs. We amortized $751 of debt issuance costs in fiscal year 2014 as well as expensed $342 in administrative and non-utilization loan fees. Thus a total of $1,093 is reflected in the line item, “interest expense – loan fees” in our consolidated statements of operations.

Self-Insurance Reserves — We retain a significant portion of the risk related to our employee health programs. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, generally is estimated by factoring in (1) pending claims and historical trends and data and (2) the assessment of external actuaries. We limit our exposure by having specific stop-loss coverage per individual per year. The total liability is calculated at the end of the plan year based on the enrollment each month throughout the plan year. The gross estimated liability associated with settling unpaid claims is included in the line item, “accrued compensation and employee benefits” in our consolidated balance sheets.

Derivative Financial Instruments — From time-to-time, we have entered into interest rate swap and interest rate cap contracts to manage interest rate risk in order to reduce the proportion of total debt that is subject to variable interest rates since all of our outstanding debt is at variable rates. We do not use interest rate derivatives for trading or speculative purposes. Historically, the derivatives have not been designated as hedges for accounting purposes and thus are not linked to our debt obligations. Accordingly, the adjustment to the derivatives’ fair value is recognized in the period of change in the accompanying consolidated statements of operations within the line item, “unrealized gain on mark-to-market derivatives” and actual settlements are recognized in the period incurred and are reflected in the accompanying consolidated statements of operations within the line item, “realized loss on derivative settlements”. The estimated fair values of our derivatives fluctuate over time and should be viewed in relation to the underlying hedged transaction and the overall management of our exposure to fluctuations in the underlying risk.

We did not have any outstanding interest rate swaps as of March 31, 2014. Our interest rate swap agreements that were outstanding as of March 31, 2013 are set forth in the table below:

As of	Notional Amount	Receive	Pay	Maturity Date
March 31, 2013	$400,000	Floating	0.500% - 2.500%	Through April 27, 2013

In August 2011, we entered into two interest rate cap contracts. A total of $139 was paid for both contracts at the inception of the agreements for the right to receive payment if interest rates go above the contractual rate of 1.5%. Both contracts terminated on April 27, 2013 and had a combined notional amount of $175,000. We did not have any outstanding interest rate cap contracts as of March 31, 2014.

Fair Value — Due to the short-term nature of our financial instruments, which include cash, accounts receivable, accounts payable and other accrued liabilities, we believe that the carrying amount reported on the balance sheet approximates fair value. The carrying value of our long-term debt obligations approximates fair value as the interest rates vary with market rates. The carrying value of our investment in OIN approximates fair value as most of OIN’s assets are comprised of cash, and short and long-term investments.

Fair value is estimated market value that one could obtain when settling an asset or transferring a liability. Authoritative guidance associated with fair value measurements provides a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Our interest rate swaps and caps at March 31, 2013 were level 2, meaning that the fair value of these financial instruments were not determined by quoted market prices in active markets but by observable inputs, either directly or indirectly, such as quoted prices for similar assets. Specifically, our interest rate swaps and interest rate cap contracts were recorded at their estimated fair values based on quotes received from the financial institutions that trade these accounts.

The fair value of our interest rate swaps were liabilities of $439 and an asset of $50 at March 31, 2013. As of March 31, 2013, the liability amount is shown in the line item, “other accrued liabilities”, and the asset amount is shown in the line item, “prepaid expenses and other” in our consolidated balance sheet as of March 31, 2013. The fair value of our interest rate cap contracts was estimated at zero as of March 31, 2013 due to the short remaining life of the contracts.

The fair value of our assets that have been designated to fund one of our defined benefit plans (refer to Note 10, “Employee Benefit Plans” for more details on the plan) are Level 2 financial instruments, as the fair value is determined based on quotes received from the financial institution that holds these assets. The fair values of these assets are $20,274 and $17,866 as of March 31, 2014 and March 31, 2013, respectively, and are shown as a component of the line item, “other long-term assets” in our consolidated balance sheets.

As of March 31, 2014 and 2013, we had no Level 3 financial instruments.

Revenue Recognition — Our revenue is derived primarily from the sale of software licenses, software maintenance, subscriptions of SUSE Linux Enterprise Server (“SLES”), technical support, training, and professional services. Our customers include: distributors, who sell our products to resellers, and value added resellers (“VARs”) who provide solutions across multiple vertical market segments which usually include services; original equipment manufacturers (“OEMs”), who integrate our products with their products or solutions; and end-users, who may purchase our products and services directly from us or from other partners or resellers. Except for our SUSE Linux product, distributors do not order to stock and only order products when they have an end customer order. With respect to our SUSE Linux product, distributors often place orders and the product is then sold to end customers. OEMs report the number of copies duplicated and sold via an activity or royalty report. Software maintenance, technical support, and subscriptions of SLES typically involve one- to three-year contract terms.

Revenue from the license of software is generally recognized when the related products are shipped to end users (physical shipment or email delivery), provided that there are no remaining significant vendor or company obligations, evidence of an arrangement has been obtained, the fee is fixed or determinable, and collection of the arrangement fee is deemed probable. Software license fees for sales through OEMs are recognized upon receipt of license activity or royalty report. Our software licenses rarely include acceptance provisions. An acceptance provision allows a customer to test the software for a defined period of time before committing to license the software.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collection is not considered probable, revenue is recognized when the fee is collected. We record provisions against revenue for estimated sales returns and allowances on product and service-related sales in the same period as the related revenue is recorded.

Maintenance fees, technical support, and subscriptions of SLES are recognized as revenue ratably over the contract period. Revenues from training and consulting are either time-and-materials or fixed price contracts. Revenue from time-and-materials contracts is recognized as the services are performed. Revenue from fixed-price contracts is recognized based on the proportional performance method, generally using estimated time to complete, to measure the completed effort. The cumulative impact of any revision in estimates to complete or recognition of losses on contracts is reflected in the period in which the changes or losses become known.

For multiple element arrangements that include software licenses, we primarily follow the residual method to allocate the arrangement value to the various components. Under the residual method, each undelivered element (typically maintenance) is allocated value based on vendor specific objective evidence (“VSOE”) of fair value for that element and the remainder of the total arrangement fee is allocated to the delivered element, typically the software. If sufficient VSOE of fair value does not exist for all undelivered elements and the arrangement involves rights to unspecified additional software products, all revenue is recognized ratably over the term of the arrangement. If the arrangement involves rights to unspecified additional software products, all revenue is initially deferred until the only remaining undelivered element is software maintenance or technical support, at which time the entire fee is recognized ratably over the remaining maintenance or support term.

For some product lines we sell software licenses on a standalone basis, allowing us to establish VSOE of fair value on these software licenses. Accordingly, we follow the relative fair value, or proportional, revenue accounting method to allocate the value of multi-element arrangements proportionally to the software license and other components.

In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied. When VSOE of fair value exists for software maintenance or technical support in arrangements requiring contract accounting, the professional services and license fees are combined and revenue is recognized on the percentage of completion basis. The percentage of completion is generally calculated using hours incurred to date relative to the total expected hours for the entire project. The cumulative impact of any revision in estimates to complete or recognition of losses on contracts is reflected in the period in which the changes or losses become known. The maintenance or support fee is unbundled from the other elements and revenue is recognized ratably over the maintenance or support term. When VSOE of fair value does not exist for software maintenance or support, then all revenue is deferred until completion of the professional services, at which time the entire fee is recognized ratably over the remaining maintenance or support period.

We are required to charge certain taxes on our revenue transactions. These amounts are not included in revenue. Instead, we record the appropriate tax liability upon the sale and collect the tax remittance from the customer. The liability is relieved when we submit payment to the applicable government agency.

Microsoft Agreements – related revenue

On November 2, 2006, Novell entered into the Microsoft agreements, which were comprised of three different agreements; the Business Collaboration Agreement, (“BCA”), the Technical Collaboration Agreement (“TCA”)

and the Patent Cooperation Agreement (“PCA”). On November 21, 2010 Attachmate and Microsoft Corporation entered into an agreement to extend the existing agreements between Novell, Inc. and Microsoft, contingent upon successful closing of the merger between Novell, Inc. and a subsidiary of Attachmate. The agreements extend the PCA for an additional 4 years, through January 1, 2016, in exchange for cash consideration. The extended BCA included a purchase of additional certificates as described below.

Under the BCA, we are marketing a combined offering with Microsoft. The combined offering consists of a subscription for SLES support along with various Microsoft products and is offered to customers desiring to deploy Linux and Windows in a virtualized setting. Microsoft made an upfront payment to us for SLES subscription “certificates,” which Microsoft may use, resell or otherwise distribute over the term of the agreement, allowing the certificate holder to redeem single or multi-year subscriptions for SLES support from us (entitling the certificate holder to upgrades, updates and technical support).

Under the TCA, Microsoft agreed to provide funding to help accomplish the development of certain technologies to optimize certain of each company’s products so that they can run on the other company’s related products.

Under the PCA, Microsoft agreed to covenant with our customers not to assert its patents against our customers for their use of our products and services, with certain exceptions. Likewise, we agreed to covenant with Microsoft’s customers not to assert our patents against Microsoft’s customers for their use of Microsoft products and services, with certain exceptions. We have continuing payment obligations to Microsoft under the Patent Cooperation Agreement.

Under the BCA, we recognize the revenue ratably over the respective subscription terms beginning upon customer activation, or for subscriptions which expire un-activated, if any, we recognize revenue upon subscription expiration. Under the PCA and TCA, we are recognizing this revenue ratably over the contractual term of the agreements. Our periodic payment obligations to Microsoft are recorded as a reduction of revenue.

Cost of Revenue — Cost of revenue primarily includes distribution and royalty costs for programs licensed, costs incurred to support and maintain products and services, and costs associated with the delivery of consulting and technical support services.

Research and Development — Research and development expenses include costs attributable to the development of new software and improvements on our existing software. Costs related to research, design, and development of computer software are charged to product development expense as incurred. Historically, costs incurred subsequent to the establishment of technological feasibility but prior to the general release of the product have not been significant and therefore have not been capitalized.

Advertising Costs — Advertising costs are expensed as incurred and consist of costs such as online advertising, public relations, promotions within business publications, and trade show promotions. Advertising expense was approximately $22,671, $26,300, and $23,300 for the years ended March 31, 2014, 2013, and 2012, respectively, and is included in the line item, “sales and marketing” in the accompanying consolidated statements of operations.

Stock-Based Compensation — The parent company of TAG has issued stock awards to certain TAG employees. As these awards are in substance for work performed for the benefit of TAG, stock-based compensation expense and the related capital contribution is recorded for these awards. Refer to Note 14, “Stock-Based Compensation” for more information about the termination of TAG stock awards and the stock awards from the parent company. We have recorded compensation cost for all stock-based awards made to employees based on estimated fair values and recognize compensation over the service period for awards expected to vest.

Translation of Foreign Currency — The functional currency of our foreign subsidiaries is the local currency, except for an Ireland entity and a German holding company, where the functional currency is the US dollar. Assets and liabilities of foreign subsidiaries, except for the Ireland entity and the German holding company, are translated into U.S. dollars at current month-end exchange rates. Revenues and expenses are translated monthly at the average monthly exchange rate.

Translation adjustments are included in the line item, “accumulated other comprehensive loss” which is a component of stockholders’ (deficit) equity in the consolidated balance sheets. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the line item, “foreign currency exchange rate (loss) income– net” in the other income (expense) section of the consolidated statements of operations.

Income Taxes — We recognize deferred income taxes for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We establish a valuation allowance when necessary to reduce deferred tax assets to amounts expected to be realized.

Provision for U.S. income taxes has been made for dividends received and cumulative undistributed earnings available for future distribution from international subsidiaries. A valuation allowance has been recorded for foreign tax credits that would be realized upon the repatriation of earnings by our controlled foreign corporations and other matters. Foreign net operating loss benefits are not recognized until the benefits and credits are more likely than not realizable.

Guarantees and Warranties — Indemnification and warranty provisions are sometimes contained within our customer license and service agreements. These are standard terms generally consistent with those prevalent in our industry. The duration of product warranties generally does not exceed 90 days following delivery of products. We have not incurred significant costs under customer indemnification or warranty provisions historically and management does not expect to incur significant obligations in the future. Accordingly, we do not record a liability for potential costs to rectify customer indemnification or warranty-related obligations unless and until we conclude the likelihood of a material obligation is probable and estimable. We review our receivables that may not be collected due to warranty related issues and provide an allowance as necessary.

The debt obligations on the consolidated balance sheets are obligations of our subsidiaries Attachmate, NetIQ and Novell. We have fully and unconditionally guaranteed all the bank debt obligations of Attachmate, NetIQ and Novell. Performance under this guaranty agreement would be required if there was a default on the obligation. No additional liabilities have been recorded for these guarantees because the underlying obligations are reflected in our consolidated balance sheets. Refer to Note 7, “Line of Credit” and Note 8, “Long-Term Debt” for more information on our debt obligations.

Disclosure of Subsequent Events — We have evaluated subsequent events through the date and time the financial statements were available to be issued, which was on June 26, 2014. We have experienced no material subsequent event since March 31, 2014 which require recognition or disclosure in our current period financial statements.

New Accounting Pronouncements — In May 2014, the FASB issued guidance on revenue from contracts with customers, which implements a five step process of how an entity should recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective at the beginning of fiscal year 2019, and early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact that the adoption will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In February 2013, the FASB issued guidance and disclosure requirements related to reclassifying items out of accumulated other comprehensive income. The guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The new requirement for nonpublic entities is effective for fiscal years beginning after December 15, 2013 (our fiscal year 2015). The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial results. This guidance is only disclosure-related and it will not have a material impact to our consolidated financial statements.

3.	Acquisition

On April 27, 2011, we acquired 100% of the stock of Novell, a leader in intelligent workload management. Under the terms of the acquisition, we acquired all the stock of Novell for a total of $2,216,870, comprised of $2,118,929 in cash and $97,941 in equity consideration. The $97,941 in equity consideration is shown in the line item, “noncash financing activity – shareholder acquisition contribution” in the consolidated statements of cash flows. During fiscal year 2012, we incurred $8,120 in acquisition costs that were expensed and that are shown as a component of the line item, “general and administrative” in the consolidated statements of operations.

The transaction was financed with cash on hand, new cash borrowings, cash contributions by our shareholders, and from equity contributions from an existing Novell shareholder. The results of Novell’s operations have been included in the consolidated financial statements beginning April 27, 2011.

All identifiable assets and liabilities were assigned a portion of the cost of acquisition based on their respective estimated fair values. The determination of fair value is a critical and complex calculation that involves significant assumptions and estimates. These assumptions and estimates were based on management’s best judgments. We have not assumed any residual value for any of the acquired intangible assets.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

	Estimated Fair Value	Estimated Useful life
Cash acquired(a)	$1,503,489	N/A
Accounts receivable(b)	95,839	1 year
Property and equipment(c)	161,774	1-30 years
Deferred income taxes(d)	247,319	N/A
Other assets acquired(e)	99,390	N/A
Deferred revenue assumed(f)	(242,755)	Up to 5 years
Deferred tax liability assumed(g)	(213,357)	N/A
Other liabilities assumed(h)	(295,425)	N/A
Net tangible assets acquired	1,356,274

Identifiable intangible assets:
Customer relationships(i)	205,196	5-7 years
Developed technology(j)	94,867	2-5 years
In process research and development(k)	44,703	2-5 years
Non-competition agreements(l)	11,700	2 years
Tradename and trademarks-indefinite lives(m)	76,765	N/A
Tradename and trademarks-finite lives(m)	4,463	5 years
Goodwill (n)	422,902	N/A
Total net assets acquired	$2,216,870
Purchase price:
Cash	$2,118,929
Fair value of equity(o)	97,941
Total consideration	$2,216,870
(a)	Of the cash acquired, $1,385,888 was utilized for the purchase.
(b)	The accounts receivable listed in the table above have been collected.
(c)	The fair value of certain property and equipment, such as buildings, land, and fixed assets with a cost greater than $500 were estimated through the use of third party valuations. For the remaining property and equipment, which represents assets with minimal cost, net book value was utilized as this was management’s best estimate of fair value. These assets were comprised primarily of computer equipment.
(d)	Deferred income taxes were adjusted to primarily reflect the tax impact of the adjustment to deferred revenue as well as the impact of the change in assertion related to foreign earnings that are no longer considered to be permanently invested.

(e)	Other assets acquired include prepaid expenses and other current assets whose carrying value was utilized as the estimate for fair value due to their short-term nature. Also included in other assets are Novell’s equity investment in Open Invention Network LLC as well as Novell’s investment in assets for its German pension plan which are both carried at estimated fair value.
(f)	The fair value of deferred revenue was estimated through the use of third party valuations at the value of the remaining obligation to be performed.
(g)	Deferred tax liabilities were adjusted primarily to reflect the tax liability associated with the addition of the intangible assets.
(h)	Included within the fair value of other liabilities assumed are contingent liabilities related to ongoing litigation of $24,811 as of April 27, 2011. Other liabilities also include the obligation for other current liabilities, such as accounts payable, accrued payroll and other compensation, and current restructuring liabilities. As these liabilities will be paid within a year, their carrying value was utilized as the best estimate of fair value.
(i)	Customer relationships relate primarily to customers under maintenance agreements. The fair value of these relationships was determined through the use of third party valuations based on discounted expected cash flows to be received as a result of the agreements and assumptions about their renewal rates.
(j)	Developed technology relates to products that were commercially available and could be combined with our products and services. Discounted expected future cash flows attributable to the products were utilized by a third party to determine the fair value of developed technology that had reached technological feasibility.
(k)	In-process research and development pertained to technology that was not technologically feasible at the acquisition date, meaning it had not reached the working model stage, did not contain all of the major functions planned for the product, and was not ready for initial customer testing. The fair value was estimated through the use of third party valuations based on discounting estimated future cash flows from the related products. No in-process research and development was written off during the period.
(l)	Non-competition agreements relate to agreements with Novell’s former executives. The fair value of the non-competition agreements was estimated through the use of third party valuations based on comparing the discounted cash flows of Novell with and without the covenants in place. This difference was then probability weighted based on the likelihood of the executive competing.
(m)	The fair value of trade names and trademarks were estimated through the use of third party valuations using the relief-from-royalty method, which assigns a royalty rate to the revenue streams that were expected from the products using the trade name. The royalty rates were determined based on the history of Novell’s trade names and trademarks, the expected life, and information from comparable market transactions, applied to the product revenue and discounted to a present value. The indefinite life trade names and trademarks relate to the Novell and SUSE trade names.
(n)	We paid a premium over the fair value of the net tangible and identifiable intangible assets acquired and this premium is recorded as goodwill. We were willing to pay this premium due to our belief that the open source, identity management, security management and collaboration products developed by Novell are a valuable addition to our product lines and will help us remain competitive and increase our revenue. Additionally contributing to the goodwill is the acquisition of the assembled workforce, complimentary distribution channels, and cost synergies. The goodwill is not tax deductible.
(o)	The fair value of equity that was contributed was based on the contribution of 16,055,930 Novell Inc. shares at the acquisition price of $6.10 per share.
4.	Property and Equipment

Property and equipment at March 31, 2014 and 2013, consists of the following:

	2014	2013
Buildings and land	$1,570	$2,719
Furniture and equipment	56,305	54,952
Leasehold improvements and other	17,295	16,796
Property and equipment — at cost	75,170	74,467
Less accumulated depreciation	(49,877)	(41,714)
Property and equipment — net	$25,293	$32,753

Depreciation was $12,182, $13,175, and $19,931 for the years ended March 31, 2014, 2013, and 2012, respectively. During fiscal year 2014 and 2013, changes in foreign currency rates decreased the value of our fixed assets by $753 and $1,088, respectively. For fiscal year 2014 we retired $1,204 in assets primarily due to the merging of our international legal entities.

During fiscal year 2013 and 2012, we incurred a loss of $1,168 and $885, respectively, for the disposal of assets not associated with the building sales discussed in Note 2, section - “Property and Equipment”. The disposals for fiscal year 2013 relate primarily to the write-off of leasehold improvements for leases that were vacated during fiscal year 2013 and were recorded as restructuring charges. Refer to Note 13, “Restructuring Charges and Merger Liabilities” for more information on the restructuring actions. Additionally during fiscal year 2013, the lease of our Seattle office building expired and we moved to a new location and entered into a new lease. As part of the new Seattle lease, we received a $4,005 tenant improvement allowance from our landlord. In accordance with accounting rules, we capitalized the $4,005 tenant improvement allowance as a leasehold improvement, along with the leasehold improvements costs that we incurred.

The carrying amount of our long-lived assets by geographical location which are comprised of our fixed assets:

	2014	2013
U.S.	$18,759	$21,402
Rest of Americas	56	4,161
EMEA	5,188	5,795
APAC	1,290	1,395
Total foreign long-lived assets at fiscal year-end	6,534	11,351
Total long-lived assets at fiscal year end	$25,293	$32,753
5.	Goodwill and Intangible Assets

There were no changes in the goodwill balance of $700,769 during fiscal year 2014 or 2013.

Intangible assets at March 31, 2014 and 2013, consist of the following:

	March 31, 2014
	Gross Amount	Accumulated Amortization	Net Book Value	Lives (in years)
Definite life intangible assets:
Customer relationships	$388,775	$(252,908)	$135,867	5-12
Developed technology	198,034	(180,287)	17,747	2-7
In process research and development	44,703	(36,160)	8,543	2-5
Non-competition agreements	11,700	(11,700)	—	2
Trade names, trademarks and other	17,307	(6,990)	10,317	3-8
Net definite life intangible assets	660,519	(488,045)	172,474
Indefinite life intangible assets:
Trade names and trademarks	107,230	—	107,230	N/A
Net intangible assets	$767,749	$(488,045)	$279,704
	March 31, 2013
	Gross Amount	Accumulated Amortization	Net Book Value	Lives (in years)
Definite life intangible assets:
Customer relationships	$388,775	$(202,978)	$185,797	5-12
Developed technology	198,022	(152,711)	45,311	2-7
In process research and development	44,703	(25,147)	19,556	2-5
Non-competition agreements	11,700	(11,212)	488	2
Trade names, trademarks and other	10,574	(5,797)	4,777	3-8
Net definite life intangible assets	653,774	(397,845)	255,929
Indefinite life intangible assets:
Trade names and trademarks	111,146	—	111,146	N/A
Net intangible assets	$764,920	$(397,845)	$367,075

During fiscal year 2014, we adjusted down our projected revenue streams for our Novell brand and incurred an impairment to the indefinite life Novell tradename of $3,916. We acquired $6,745 of intangible assets primarily related to software development projects for internal use during fiscal year 2014. Of the software development projects capitalized during fiscal year 2014, $5,311 is for the realization phase of implementing one enterprise resource planning platform across TAG.

During fiscal year 2013, we acquired $613 of technology intangible assets and $1,550 of trade names, trademark and other intangible assets related to software development projects for internal use. Of the software development projects capitalized during fiscal year 2013, $1,031 is for the design phase of implementing one enterprise resource planning platform across TAG.

Amortization expense was $90,200, $108,891 and $105,085 for the years ended March 31, 2014, 2013, and 2012, respectively.

The following is a summary of the remaining weighted average amortization period of our intangible assets:

Amortization Period (Years)
Definite life intangible assets:
Customer relationships	3.1
Developed technology	1.9
In process research and development	1.9
Non-competition agreements	—
Trade names, trademarks and other	1.8

Amortization of intangible assets for the next five fiscal years and thereafter is expected to be as follows:

Years Ending March 31
2015	$65,053
2016	55,575
2017	29,193
2018	13,386
2019	1,522
Amortization has not yet started	7,745
$172,474

There are $7,745 of software assets that are currently in development as of March 31, 2014 and therefore amortization has not yet begun. Since the implementation dates of these assets are dependent upon the completion of the respective projects, amortization is not included in the above tables as there are no definitive start dates.

6.	Other Long-Term Assets

Other assets at March 31, 2014 and 2013, consist of the following:

	2014	2013
Equity investment in Open Invention Network	$16,685	$18,272
German Pension Asset (Note 10)	20,274	17,866
Long-term income tax receivable	10,047	10,047
Debt issuance costs (Note 8)	2,541	3,291
Other assets	6,347	3,546
	$55,894	$53,022
7.	Line of Credit

At March 31, 2014 and 2013, we had a revolving line of credit with a limit up to $40,000. This line of credit has a maturity date of May 22, 2017 and bears interest at a base rate equal to the higher of the prime rate or 0.5% above the overnight federal funds rate or 1.0% above the one month Eurodollar rate, plus an applicable margin that is no greater than 4.75%, with an optional Eurodollar rate also available. The interest rate on this line of credit was 7.25% at March 31, 2014. We had no outstanding borrowings under our $40,000 line of credit during the fiscal years ended March 31, 2014, 2013, and 2012 and therefore no interest expense was incurred during those periods. During the fiscal years ended March 31, 2014 and 2013, we were charged 0.50% of the available balance and during the fiscal year ended March 31, 2012, we were charged 0.75% of the available balance for lack of utilization of this line which is included in the line item, “interest expense — loan fees” in the consolidated statements of operations. This charge amounted to $204, $216 and $282 for the years ended March 31, 2014, 2013, and 2012, respectively.

8.	Long-term Debt

We had two term loan credit agreements that had outstanding principal balances at March 31, 2014 and 2013, of $1,294,726 and $1,438,125. These term loans were secured by substantially all of our assets.

Term loans entered into on May 22, 2012 — On May 22, 2012, we entered into two term loan credit agreements in order to repay our previous loans and to help fund an equity distribution to our shareholders. Refer to Note 15, “Stockholders’ (Deficit) Equity” for more information about the equity distribution. We incurred loan fees and costs associated with these new credit agreements in the amount of $2,282 which is being amortized over the terms of the respective agreements. The term loans contained certain restrictions related to the sale of assets and dividend payments.

We had borrowings under the First Lien Credit Agreement (“First Lien”) in the amount of $905,508 and $1,038,125 as of March 31, 2014 and 2013. The First Lien matures on November 22, 2017 at which time the remaining principal balance is due to be repaid. We are required to make quarterly payments that vary over time. Borrowings under the First Lien bear interest at a base rate equal to the higher of the prime rate or 0.5% above the overnight federal funds rate or 1.0% above the one month Eurodollar rate, plus an applicable margin that is no greater than 4.75%, with an optional Eurodollar rate also available. Interest expense on the First Lien for the years ended March 31, 2014 and 2013 was $72,324 and $68,140, respectively, and the applicable interest rate was 7.25% for both periods.

Borrowings under the Second Lien Credit Agreement (“Second Lien”) in the original amount of $400,000 do not require any principal payments until the loan matures on November 22, 2018. However, during fiscal year 2014, certain creditors under the First Lien waived prepayments required due to our excess cash flow position at year end. The Second Lien is subordinated to the First Lien and thus when this was waived we made the payment of $10,782 to the creditors of the Second Lien resulting in a remaining principal balance of $389,218 at March 31, 2014. Borrowings under the Second Lien bear interest at a base rate equal to the higher of the prime rate or 0.5% above the overnight federal funds rate or 1.0% above the one month Eurodollar rate, plus an applicable margin of 8.5%, with an optional Eurodollar rate also available. Interest expense on the Second Lien for the year ended March 31, 2014 and 2013 was $43,741 and $38,378, respectively, and the applicable interest rate for both periods was 11.0%.

The First Lien and Second Lien are subject to affirmative and negative financial covenants. We are in compliance with all financial covenants as of March 31, 2014.

The repayment schedule of the principal portion of the outstanding debt as of March 31, 2014, is as follows:

Years Ending March 31
2015	$32,383
2016	82,500
2017	103,125
2018	687,500
2019	389,218
1,294,726
Less current portion	(32,383)
Long-term debt — less current portion	$1,262,343

As of March 31, 2014, we do not have any required accelerated payments due for payment.

Term loans entered into on April 27, 2011 — The two term loan credit agreements that were repaid and replaced in May 2012 were entered into on April 27, 2011, in order to fund our acquisition of Novell and repay previous loans. Refer to Note 3, “Acquisition” for more information about the Novell acquisition. We incurred loan fees and costs associated with these credit agreements in the amount of $50,953 which was being amortized over the terms of the respective agreements, with the residual amount of $40,205 written off in May 2012 as part of the extinguishment of these loans.

We incurred interest expense related to these loans of $11,557 and $78,202 in fiscal year 2013 and 2012, respectively, prior to their extinguishment in May 2012. During fiscal year 2013, we also recorded $6 of other miscellaneous interest expense related to other items.

Term loans entered into on June 30, 2006 — During fiscal year 2012, we incurred interest expense of $4,589 related to the two term loans that were extinguished on April 27, 2011 in order to purchase Novell. As a result of the April 27, 2011 extinguishment, we recognized $5,643 in costs related to the write-off of unamortized issuance costs during fiscal year 2012 related to these loans.

9.	Income Taxes

Provision for Income Taxes — Our income tax provision (benefit) consists of the following for the years ended March 31, 2014 and 2013:

	2014	2013
Current:
Federal	$7,206	$(28)
Foreign	12,380	12,138
State and local	2,006	(5,993)
Total current income tax provision	21,592	6,117

Deferred:
Federal	6,095	(84,104)
Foreign	4,400	3,313
State and local	1,147	(13,253)
Total deferred income tax provision (benefit)	11,642	(94,044)
Income tax provision (benefit)	$33,234	$(87,927)

The total deferred income tax expense and benefit above for fiscal year 2014 and 2013, respectively, does not include $(2,030) and $7,239, respectively, of deferred taxes that resulted from other accumulated comprehensive income.

A reconciliation of the income tax benefit computed at the statutory federal income tax rate with our effective income tax rate is as follows for the years ended March 31, 2014, 2013, and 2012:

	2014	2013	2012
Tax benefit at federal statutory rate	$15,565	$(31,260)	$(52,403)
State income taxes — net of federal benefit	2,024	(5,924)	(1,714)
Tax credits	(1,969)	(2,012)	(1,825)
Change in valuation allowance	(18,053)	(16,665)	3,031
Foreign earnings	38,934	(16,258)	9,991
Prior year adjustments	877	(11,565)	179
Uncertain tax positions	(4,414)	(6,337)	(442)
Intellectual property transfer	—	(59)	—
Other	270	2,153	5,234
Income tax provision (benefit)	$33,234	$(87,927)	$(37,949)

The domestic and foreign components of income (loss) before income taxes are as follows:

	2014	2013	2012
Domestic	$(41,841)	$(179,870)	$(163,129)
Foreign	86,314	90,556	13,407
Total income (loss) before income taxes	$44,473	$(89,314)	$(149,722)

Deferred tax assets (liabilities) — Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of our deferred tax assets and liabilities are as follows as of March 31, 2014 and 2013:

	2014	2013
Deferred tax assets:
Accrued liabilities	$2,341	$20,780
Capital loss carryforwards	—	11,678
Investment impairments	9,915	9,891
Credit carryforwards	54,551	55,997
Excess foreign tax credits	14,218	37,208
Compensation accruals	7,784	2,834
Unearned revenue	61,497	56,745
Deductible basis in fixed assets	3,446	3,103
Net operating loss carryforwards	43,322	54,463
Other	19,497	19,912
Total gross deferred tax assets	216,571	272,611
Less valuation allowance	(38,455)	(50,139)
	178,116	222,472
Deferred tax liabilities:
Intangibles	(11,758)	(42,715)
Other	(2,700)	(2,450)
Total gross deferred tax liabilities	(14,458)	(45,165)
Net deferred tax asset	$163,658	$177,307

At March 31, 2014, we had approximately $89,478 in federal net operating loss carryforwards from acquired companies that will expire in fiscal years 2020 to 2028. The approximately $89,478 of federal net loss carryforwards from acquired companies can be utilized to offset future taxable income, but are subject to certain limitations. We have federal research credit carryforwards of approximately $33,124 which expire in fiscal years 2017 through 2034, foreign tax credit carryforwards of approximately $14,218 that expire in fiscal years 2022 through 2024, and alternative minimum tax credit carryforwards of approximately $13,906 which can be carried forward indefinitely. We also have various state and foreign net operating loss and credit carryforwards that expire in accordance the respective statutes.

A valuation allowance has been recorded for certain state net operating losses and state tax credits, certain research tax credits, net operating losses and foreign tax credits. These attributes are subject to various changes of ownership limitations. Utilization of these carryforward items depends on the recognition of future taxable income in the respective taxable jurisdictions.

Liabilities for Uncertain Tax Positions — The total balance of unrecognized tax benefits was $22,161 and $26,384 as of March 31, 2014 and 2013, respectively, excluding interest. Of the $22,161 as of March 31, 2014, $20,812 would favorably impact our effective tax rate if recognized.

During fiscal year 2014, we decreased our accrual for interest by $125 related to unrecognized tax benefits. During fiscal year 2013, we increased our accrual for interest by $71 related to unrecognized tax benefits. We had $4,941 and $5,066 accrued for the payment of interest related to unrecognized tax benefits as of March 31, 2014 and 2013, respectively.

As of March 31, 2014, we have recorded a $25,753 liability for unrecognized tax benefits and related interest in the line item “Other long-term liabilities” on our consolidated balance sheets.

With respect to the unrecognized tax benefits as of March 31, 2014, we believe it is reasonably possible that $764 of unrecognized tax benefits and accrued interest will decrease within the next twelve months as a result of statutes of limitations expiring in varying jurisdictions.

Total Gross Unrecognized Tax Benefits
Balance at March 31, 2012	$32,922
Increases related to fiscal 2013 tax positions	1,884
Decreases related to prior fiscal year tax positions	(102)
Expiration of statute of limitations for assessment of taxes	(8,320)
Balance at March 31, 2013	26,384
Increases related to fiscal 2014 tax positions	567
Decreases related to prior fiscal year tax positions	(3,143)
Expiration of statute of limitations for assessment of taxes	(1,647)
Balance at March 31, 2014	$22,161

Due to the presence of net operating loss carryforwards in most jurisdictions, we have tax years open for examination by taxing authorities back to 2000. Due to inherent complexities arising from the nature of our business, future changes in income tax law, tax sharing arrangements or variances between actual and anticipated operating results, certain judgments and estimates are made. Therefore, actual income taxes could vary materially from these estimates.

10.	Employee Benefit Plans

We sponsor a qualified retirement plan (the “401(k) Plan”). The 401(k) Plan is for all eligible U.S. employees under the provisions of the Internal Revenue Code. Participants may defer a portion of their annual compensation on a pre-tax basis subject to tax limitations. The 401(k) Plan allows us the flexibility to adjust the match percentage. Any matching contributions we elect to make under the 401(k) Plan vest ratably over a period of three years.

We also have other retirement plans in certain foreign countries in which we employ personnel. Each plan is consistent with local laws and business practices. During fiscal years 2014, 2013, and 2012, we made matching contributions on our 401(k) Plan and other retirement plans and expensed $12,228, $11,481 and $13,163, respectively.

We have a defined benefit pension plan sponsored by a German subsidiary that covers 53 current employees and 241 former employees or retirees as of March 31, 2014. The plan was closed to new members as of November 2004. Actuarial gains or losses are being amortized over a 15 year period, and the amortization charges are included within the overall net periodic pension costs, which are charged to the statements of operations.

The related defined benefit plan information is as follows:

	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of fiscal year	$22,248	$16,790
Service cost	759	459
Interest cost	855	814
Actuarial loss (gain)	879	4,901
Benefits paid	(96)	(40)
Foreign exchange	1,670	(676)
Benefit obligation at end of fiscal year	$26,315	$22,248
Accrued benefit cost	$26,315	$22,248
Component of accumulated other comprehensive income:
Pension actuarial gain	$5,232	$4,210
Weighted-average assumptions:
Discount rate	3.4%	3.7%
Rate of salary increase	2.0%	2.0%
Post-retirement pension increases	2.0%	2.0%
Net periodic pension cost	$1,805	$1,262

Estimated benefit payments are as follows:

Years Ending March 31
2015	$163
2016	198
2017	239
2018	280
2019	320
2020 and thereafter	2,812
$4,012

The benefit obligations at March 31, 2014 and 2013 are components of the line items, “accrued compensation and employee benefits” and “other long-term liabilities” in our consolidated balance sheets. At March 31, 2014 and 2013, we had assets valued at $20,274 and $17,866, respectively, designated to fund the pension obligation, which do not qualify as plan assets as they have not been funded to the plan and are subject to the creditors of the Company.

We have a separate immaterial defined benefit plan for another German subsidiary that as of March 31, 2014, 2013, and 2012 had losses of $493, $493 and $170, respectively, in accumulated other comprehensive loss, benefit obligations at March 31, 2014 and 2013 of $2,414 and $2,015, respectively, and plan assets at March 31, 2014 and 2013 with a fair value of $1,966 and $1,646, respectively.

The tax effect of the pension amounts in accumulated other comprehensive loss for the two German plans described above for fiscal year 2014 and 2013 was $2,176 and $1,787, respectively.

11.	Other Accrued Liabilities

Other accrued liabilities consist of the following:

	2014	2013
Accrued interest payable	$19,883	$22,002
Accrued sales and other taxes	5,834	11,839
Accrued royalties	9,398	8,991
Accrued marketing expense	6,227	4,421
Other accrued expense	13,691	13,806
	$55,033	$61,059
12.	Commitments and Contingencies

Leases — We lease most of our office facilities, certain equipment, and vehicles under operating leases expiring at various dates through 2025, though many of our lease agreements have renewal options. We are committed under these lease agreements for the following gross minimum rental payments which includes payments for leases that are included within restructuring:

Years Ending March 31
2015	$24,606
2016	22,948
2017	19,884
2018	17,073
2019	15,667
2020 and thereafter	70,339
$170,517

Certain leases contain escalation clauses that require us to recognize rent expense straight line over the life of the respective lease. We recognized rent expense of approximately $22,652, $21,650 and $16,250 for the years ended March 31, 2014, 2013, and 2012, respectively.

This rent expense is net of sublease rental income of approximately $1,186, $3,900 and $5,250 for the years ended March 31, 2014, 2013, and 2012, respectively. Our sublease agreements terminate up through fiscal year 2022. As of March 31, 2014, for these non-cancelable subleases, we anticipate recognizing a total reduction to rental expense of approximately $776 through the end of the sublease terms.

Unconditional Obligations for Outside Services and Royalties — The agreements we maintain for certain outside services and royalties expire at various dates through fiscal year 2022. However, most of these contracts renew automatically upon expiration unless specifically canceled within the contract terms. Additionally, under the terms of some contracts, prepayment was required and these are currently reflected as prepaid assets.

Our future required minimum obligation for outside services and royalties, which represents future contracted payments entered into as a part of the normal course of business that are not recorded as liabilities as of March 31, 2014 are as follows:

Years Ending March 31
2015	$15,785
2016	13,421
2017	9,502
Thereafter	56
$38,764

In addition to the minimum payments listed above, in certain instances we also have an obligation to make royalty payments that fluctuates based on the monthly sales of various products. Royalty terms range from a percentage of total sales to a set fee per license or maintenance sold. The amount incurred under these royalty obligations was $22,125, $22,716 and $24,006 for the years ended March 31, 2014, 2013, and 2012, respectively, and is included within cost of revenue.

Legal Proceedings — From time to time, we are a defendant in claims or lawsuits involving matters which are routine to the nature of our business such as claims involving former employees, or claims for infringement of patents. Management is of the opinion that the ultimate resolution of all such matters will not have a material adverse effect on its results of operations, cash flows, or financial position.

Following the announcement of the proposed acquisition of Novell, certain of Novell’s shareholders filed class action lawsuits challenging the proposed transaction alleging the Novell directors breached their fiduciary duties to the Novell shareholders. At the beginning of fiscal year 2013, we accrued $5,000 for this claim but during that year certain of these lawsuits were dismissed and others were settled. As a result, during fiscal year 2013, we reduced our $5,000 accrual to $432, which is the settlement amount we paid in fiscal year 2014. There are no further claims against us regarding this matter.

We inherited the outstanding litigation that Novell had when we acquired Novell.

In 2004, Novell filed an antitrust complaint against Microsoft related to unfair trade practices committed by Microsoft which significantly damaged the value of WordPerfect during the time period that Novell owned and marketed the WordPerfect products. Microsoft’s initial Motion to Dismiss was granted in part and denied in part. Both Microsoft and Novell appealed to the U.S. 4th Circuit Court of Appeals. On October 15, 2007, the U.S. 4th Circuit Court of Appeals affirmed the District Court’s ruling allowing Novell to proceed with its claims against Microsoft. Microsoft’s petition to the U.S. Supreme Court was rejected in March 2008. After extensive discovery in the case, Novell and Microsoft filed certain Motions for Summary Judgment. On March 30, 2010, the District Court issued an order granting Microsoft’s Motion for Summary Judgment as to the issue of whether Novell had previously transferred its claims now being asserted against Microsoft. The Court determined that a previous agreement by Novell and related to the DR DOS business sold to Caldera in 1995, included any claims related to the “Operating System Market” including the claims Novell asserted against Microsoft. Novell filed a notice of appeal to the U.S. Fourth Circuit Court of Appeals and the case was fully briefed. On May 3, 2011, the Fourth Circuit Court of Appeals, reversed and remanded the District Court’s decision and held that Novell’s claim as to Count 1 had not been transferred to Caldera and that substantial issues of fact remained relative to such claim. Accordingly, the case was remanded to the District Court for trial. Jury trial began in Salt Lake City on October 17, 2011 and concluded December 16, 2011 with a hung verdict. Microsoft renewed its Rule 50 motion for a Judgment as a Matter of Law (“JMAL”). Briefing on the Motion for JMAL was filed March 9, 2012 and a hearing was held on June 7, 2012. Both parties participated in mediation before a magistrate judge on April 24, 2012. The Court granted Microsoft’s motion to dismiss the lawsuit. Novell appealed that dismissal. On appeal the dismissal was upheld by the appellate court and the US Supreme Court denied a higher court review effectively upholding the dismissal of all of Novell’s claims against Microsoft. This matter is resolved.

Tax Contingencies — Our tax filings for various periods are subjected to audit by tax authorities in jurisdictions in which we do business. These audits may result in assessments of additional taxes that are subsequently resolved with the authorities or potentially through the courts. We believe that we have adequately provided for any assessments that could result from those proceedings where it is more likely than not that we will pay some amount.

13.	Restructuring Charges and Merger Liabilities

Restructuring costs represent actions to realign our cost structure based on current and expected near-term growth rates for the business and to eliminate redundant functions resulting from business acquisitions. Restructuring costs, which include termination benefits and facility closure costs, are recorded at estimated fair value. Termination benefits are comprised of severance payments for terminated employees and facility closure costs represent costs to terminate leases in conjunction with the consolidation of facilities. Restructuring costs are shown in the line item, “provision for restructuring charges” in the consolidated statements of operations.

Activities related to the restructuring actions during the years ended March 31, 2014, 2013, and 2012, were as follows:

	2014	2013	2012
Beginning balance	$736	$3,498	$663
Acquired Novell balances:
Severance/benefit costs	—	—	31,447
Facility closure costs	—	—	2,274
Total acquired Novell balances	—	—	33,721

Expense:
Severance/benefit costs	15,585	(51)	56,168
Facility closure costs	2,298	2,555	3,164
Contract termination and other	431	—	—
Total expense	18,314	2,504	59,332

Payments:
Severance/benefit costs	(13,666)	(1,715)	(85,569)
Facility closure costs	(638)	(3,551)	(4,649)
Contract termination and other	(426)	—	—
Total payments	(14,730)	(5,266)	(90,218)
Ending balance	$4,320	$736	$3,498

TAG had restructuring events in fiscal year 2014 due to identifying additional redundancies from our initial acquisition of Novell in fiscal year 2012. We eliminated these redundancies in order to further streamline our operations. The restructuring plans included involuntary employee terminations that resulted in severance and benefit costs of $15,672. As a result of these headcount reductions, there were also facility charges and termination costs of other contractual obligations of $2,220 and $431, respectively.

Upon acquiring Novell in fiscal year 2012, management reviewed the go-forward state needed when combining the entities and determined that redundant positions could be eliminated and that we could also close redundant facilities. $755 of severance and benefit costs fell into fiscal year 2012 for payment. During fiscal year 2014, our remaining lease exited under this redundancy was terminated.

During fiscal year 2013, we incurred an additional $2,578 related to the closures of additional redundant facilities, all of which were paid out during the fiscal year. We also incurred $201 of severance during fiscal year 2013, of which all but $15 was paid during fiscal year 2013.

As a result of the Novell acquisition during fiscal year 2012, we also acquired the liabilities that Novell had incurred for restructuring actions taken prior to the acquisition. During fiscal year 2013, we recorded net restructuring releases of $614 for these liabilities. The $614 net restructuring release was comprised of releasing $252 severance and benefit costs related primarily to final legal settlements and to medical benefits that were both lower than originally estimated and $362 of releases related to facility charges that were less than originally estimated. The final payment of $40 was made in fiscal year 2014.

From historical restructurings we have remaining leases that extend to May 2015. During fiscal years 2013, we increased the estimated fair value of the termination costs for these leases by a total of $339. The remaining balances of these actions, which relate to lease costs for redundant facilities are not material to the consolidated financial statements. The remaining leases related to these actions extend to May 2015.

Of the total restructuring balance outstanding as of March 31, 2014 and 2013, $923 and $176, respectively, are included within other long-term liabilities and are the estimated costs for the remaining lease obligations. The remainder of the restructuring balance for both periods is included within current liabilities.

Merger liabilities — Acquired during fiscal year 2012 as part of the Novell acquisition was $5,475 of merger liabilities related to a leased facility associated with an acquisition that Novell completed in 2001. This liability relates to the amount expected to be paid over the remaining lease term which extends to 2025. At March 31, 2014, the liability associated with this facility is $4,172, of which $624 is shown in the line item “other accrued liabilities” and $3,548 is shown in the line item, “other long-term liabilities” on our consolidated balance sheets.

14.	Stock-based Compensation

The Company’s employees have 2,019,107 Legacy Common Units (“LCUs”) in Wizard Parent, LLC, (“Wizard”) the parent company of TAG. The LCUs were issued to certain key employees. Even though these LCUs are in Wizard, these units are in substance for work performed for the benefit of TAG. Therefore, TAG records the stock-based compensation expense and related capital contribution for these awards. The fair value of the LCUs was calculated using the fair value of the business based on a market approach and the fair value was allocated to the classes of units based on a waterfall approach. The LCUs vest over four years. Total stock-based compensation expense for these legacy units was $270, $286 and $424 during the fiscal years ended March 31, 2014, 2013, and 2012, respectively, and are included within general and administrative expense on our consolidated statements of operations. At March 31, 2014, there was $606 of total unrecognized compensation expense expected to be recognized over a weighted average period of 2 years.

Below summarizes the activity for the Legacy Common Units:

Nonvested Units	Legacy Common Units	Weighted Average Grant Date Fair Value Per Unit
Nonvested at April 1, 2011	—	$—
Exchanged/granted	2,019,107	0.84
Vested	(615,950)	0.87

Nonvested at March 31, 2012	1,403,157	0.83
Vested	(341,060)	0.84

Nonvested at March 31, 2013	1,062,097	0.82
Vested	(323,832)	0.83

Nonvested at March 31, 2014	738,265	$0.82

Wizard has granted 2,499,650 Management Incentive Units (“MIU”)’s in Wizard to TAG employees. TAG records stock-based compensation expense and a related capital contribution for these awards. The fair value for the MIUs was calculated using the fair value of the business based on a market approach and the fair value was allocated to the classes of units based on a waterfall approach. Total stock-based compensation expense was $2,914, $1,738 and $6,118 during the fiscal years ended March 31, 2014, 2013, and 2012, and is included within general and administrative expense on our consolidated statements of operations. The MIU grants vest over

4 years. According to the MIU agreement any unvested MIUs held by stockholders shall become vested immediately prior to the consummation of a change of control. At March 31, 2014, there was $3,156 of total unrecognized compensation expense expected to be recognized over the next year.

Below summarizes the activity for the MIU’s:

Nonvested Units	Legacy Common Units	Weighted Average Grant Date Fair Value Per Unit
Nonvested at April 1, 2011	—	$—
Granted	2,499,650	7.21
Vested	(853,539)	7.21

Nonvested at March 31, 2012	1,646,111	7.21
Granted	67,064	9.00
Vested	(531,938)	5.76
Forfeited	(41,915)	5.60

Nonvested at March 31, 2013	1,139,322	5.72
Vested	(487,737)	5.97
Forfeited	(41,915)	9.00

Nonvested at March 31, 2014	609,670	$5.60
15.	Stockholders’ Deficit (Equity)

Common Stock — We have authorized 1,000 shares of common stock at $.001. As of March 31, 2014 and 2013, 1,000 shares of common stock were outstanding. All future distributions must be within the guidelines of our debt agreements and are determined by our Board of Directors.

Additional Paid-in-Capital — As discussed in Note 14, “Stock-Based Compensation”, Wizard is contributing stock-based awards to certain employees of TAG and TAG is recognizing the related compensation.

Accumulated Deficit — During fiscal year 2013, distributions to common stockholders were made totaling $687,571. All future distributions must be within the guidelines of our debt agreements and are determined by our Board of Directors.

Accumulated Other Comprehensive Loss — Our other accumulated comprehensive loss is comprised of the following as of March 31:

	2014	2013
Cumulative translation adjustment	$(3,722)	$(7,136)
Noncontrolling interest	755	399
Pension adjustment	(3,549)	(2,916)
Total accumulated other comprehensive loss	$(6,516)	$(9,653)

Included within the cumulative translation adjustment and pension adjustment amount for fiscal year 2014 is a reduction of $2,419 and an increase of $389 of taxes, respectively. For fiscal year 2013, the taxes included within the cumulative translation adjustment and pension adjustment amounts were $5,452 and $1,787, respectively.

16.	Related Parties

Advisors — We have an advisory agreement with certain private equity firms (the “Advisors”). Our required payment to the Advisors is $2,000 per year. We are responsible for reimbursement to the Advisors for any reasonable out-of-pocket expenses. Additionally during fiscal year 2013, we paid the Advisors $10,000 for financial services directly related to the new financing and this amount is included in the line item, “general and administrative” in the accompanying consolidated statements of operations.

Advisory fees of $2,011, $1,989 and $1,933 were recognized in general and administrative expense for the years ended March 31, 2014, 2013, and 2012. The $1,989 of advisory fees for fiscal year 2013 is slightly lower than the $2,000 agreement as one of the advisors had waived $11 of their fees that was due to them for the year ending March 31, 2013. In fiscal year 2014, they requested payment of the previously waived $11 which we provided to them. The $1,933 of advisory fees for fiscal year 2012 is slightly lower than the $2,000 agreement as the new agreement was not in force for the entire fiscal year. As of March 31, 2014 and 2013, $173 and $163, respectively, was payable to advisors for fourth quarter advisory services.

Novell Intellectual Property Holdings Inc. – Novell Intellectual Property Holdings Inc. (“NIPH”) is a separate company also owned by Wizard, TAG’s parent, but NIPH is not part of the TAG consolidated entity. NIPH is a separate holding company without any operations. TAG is serving as NIPH’s billing agent and as of March 31, 2014 has been advanced $36 to pay certain legal and patent maintenance fees on behalf of NIPH. As this service is insignificant, the service is being performed without charge to NIPH and likewise NIPH is not charging TAG interest on the cash advance. The cash advance is included in the line item, “other accrued liabilities” in the current liability section of the consolidated balance sheets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hewlett Packard Enterprise Company

We have audited the accompanying combined balance sheets of the Software Segment of Hewlett Packard Enterprise Company (“Seattle SpinCo, Inc.” or the “Company”) as of October 31, 2016 and 2015, and the related combined statements of operations, comprehensive income, cash flows, and equity for each of the three years in the period ended October 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at October 31, 2016 and 2015, and the combined results of its operations and its cash flows for each of the three years in the period ended October 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG, LLP

San Jose, California
April 14, 2017

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Combined Statements of Operations

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
Net revenue:
License	$884	$1,008	$1,163
Support	1,621	1,878	1,980
Professional services	396	424	465
Software-as-a-service	294	312	325
Total net revenue	3,195	3,622	3,933

Costs and expenses:
Cost of license revenue	88	120	137
Cost of support revenue	270	308	304
Cost of professional services revenue	360	366	417
Cost of software-as-a-service revenue	160	177	188
Research and development	603	670	673
Selling, general and administrative	1,101	1,305	1,493
Amortization of intangible assets	153	224	248
Restructuring charges	113	35	48
Acquisition and other related charges	3	5	10
Separation costs	106	91	—
Total costs and expenses	2,957	3,301	3,518
Earnings from operations	238	321	415
Interest and other, net	(3)	(3)	(3)
Earnings before taxes	235	318	412
(Provision for) benefit from taxes	(155)	73	(51)
Net earnings	$80	$391	$361

The accompanying notes are an integral part of these Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Combined Statements of Comprehensive Income

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
Net earnings	$80	$391	$361
Other comprehensive income (loss) before taxes:
Change in net unrealized gains (losses) on available-for-sale securities:
Net unrealized gains arising during the year	—	1	—
Gains reclassified into earnings	—	—	(1)
	—	1	(1)
Change in net unrealized gains (losses) on cash flow hedges:
Net unrealized gains (losses) arising during the year	2	8	(4)
Net gains reclassified into earnings	(1)	(3)	(1)
	1	5	(5)
Change in cumulative translation adjustment	5	(32)	(4)
Other comprehensive income (loss) before taxes	6	(26)	(10)
(Provision for) benefit from taxes	—	(2)	2
Other comprehensive income (loss), net of taxes	6	(28)	(8)
Comprehensive income	$86	$363	$353

The accompanying notes are an integral part of these Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Combined Balance Sheets

	As of October 31
	2016	2015
	In millions
ASSETS
Current assets:
Cash and cash equivalents	$130	$150
Accounts receivable	665	706
Other current assets	97	141
Total current assets	892	997
Property, plant and equipment	140	134
Goodwill	8,089	8,313
Intangible assets	409	597
Deferred tax assets	1,024	813
Other assets	93	125
Total assets	$10,647	$10,979

LIABILITIES AND EQUITY
Current liabilities:
Capital lease obligations, short-term	$15	$10
Accounts payable	65	76
Employee compensation and benefits	273	291
Taxes on earnings	204	175
Deferred revenue	765	860
Accrued restructuring	45	2
Other accrued liabilities	142	189
Total current liabilities	1,509	1,603
Capital lease obligations, long-term	21	22
Other liabilities	526	608
Commitments and contingencies
Equity:
Parent company investment	8,636	8,797
Accumulated other comprehensive loss	(45)	(51)
Total equity	8,591	8,746
Total liabilities and equity	$10,647	$10,979

The accompanying notes are an integral part of these Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Combined Statements of Cash Flows

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
Cash flows from operating activities:
Net earnings	$80	$391	$361
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	221	336	363
Stock-based compensation expense	70	58	60
Provision for doubtful accounts	9	3	(6)
Restructuring charges	113	35	48
Deferred taxes on earnings	(200)	(364)	(249)
Excess tax benefit from stock-based compensation	(2)	(10)	(6)
Other, net	(81)	(11)	(4)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	32	51	163
Accounts payable	(8)	1	(22)
Taxes on earnings	(3)	(6)	23
Restructuring	(51)	(41)	(65)
Other assets and liabilities	(57)	(208)	42
Net cash provided by operating activities	123	235	708
Cash flows from investing activities:
Investment in property, plant and equipment	(28)	(17)	—
Proceeds from sale of property, plant and equipment	1	18	13
Purchases of available-for-sale securities and other investments	—	—	(15)
Maturities and sales of available-for-sale securities and other investments	1	3	6
Payments made in connection with business acquisitions, net of cash acquired	(12)	(138)	(20)
Proceeds from business divestitures, net	249	174	—
Net cash provided by (used in) investing activities	211	40	(16)
Cash flows from financing activities:
Principal payments on capital lease obligations	(12)	(8)	(4)
Net transfers to Parent	(344)	(324)	(815)
Excess tax benefit from stock-based compensation	2	10	6
Net cash used in financing activities	(354)	(322)	(813)
Decrease in cash and cash equivalents	(20)	(47)	(121)
Cash and cash equivalents at beginning of year	150	197	318
Cash and cash equivalents at end of year	$130	$150	$197

Supplemental cash flow disclosures:
Income taxes paid (refunded), net	$3	$6	$(23)
Interest expense paid	$4	$3	$2

Supplemental schedule of non-cash investing and financing activities:
Property, plant and equipment acquired through capital leases	$16	$19	$20

The accompanying notes are an integral part of these Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Combined Statements of Equity

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
	In millions
Balance at October 31, 2013	$9,901	$(15)	$9,886
Net earnings	361		361
Other comprehensive loss		(8)	(8)
Comprehensive income			353
Net transfers to Parent	(856)		(856)
Balance at October 31, 2014	9,406	(23)	9,383
Net earnings	391		391
Other comprehensive loss		(28)	(28)
Comprehensive income			363
Net transfers to Parent	(1,000)		(1,000)
Balance at October 31, 2015	8,797	(51)	8,746
Net earnings	80		80
Other comprehensive income		6	6
Comprehensive income			86
Net transfers to Parent	(241)		(241)
Balance at October 31, 2016	$8,636	$(45)	$8,591

The accompanying notes are an integral part of these Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Notes to Combined Financial Statements

Note 1: Overview and Summary of Significant Accounting Policies

Background

The Software Segment (“Seattle SpinCo, Inc.” or “Seattle”) of Hewlett Packard Enterprise Company (“HPE”) provides big data platform analytics, security and information governance, application testing and delivery management, and IT operations management solutions for businesses and other enterprises of all sizes. Seattle’s offerings include licenses, support, professional services and software-as-a-service (“SaaS”). Seattle consists of one reportable segment, the development and sale of software solutions.

HPE was spun off by Hewlett-Packard Company in a November 1, 2015 transaction in which HP Inc. (“former Parent”), formerly known as Hewlett-Packard Company, separated into two independent publicly traded companies. Accordingly, the term “Parent” refers to the Hewlett-Packard Company for periods prior to November 1, 2015 and to HPE from November 1, 2015 onward.

On September 7, 2016, HPE announced plans for a spin-off and merger of Seattle with Micro Focus International plc (“Micro Focus”) (the “Transactions”), which will create a pure-play enterprise software company. Upon the completion of the Transactions, which are currently anticipated to close on September 1, 2017, shareholders of HPE will own shares of both HPE and 50.1% of the new combined company. The Transactions are subject to certain customary closing conditions.

Business Transferred to Parent

Prior to HP Inc.’s spin-off of HPE, HP Inc. conducted a strategic review of Seattle and decided that the marketing optimization software product group, which has historically been managed by Seattle and included in Seattle’s results of operations, no longer aligned with Seattle’s strategic charter, as it was outside Seattle’s go-to-market focus of selling to IT departments. However, HP Inc. determined that these software assets primarily aligned with a document management and solutions ecosystem that would complement its printing business. As a result of this strategic review process, the marketing optimization software product group was realigned to become a part of HP Inc. as of the beginning of the fourth quarter of the fiscal year ended October 31, 2015. This realignment is reflected in Seattle’s Combined Financial Statements as a transfer of the marketing optimization software product group from Seattle to its Parent during the fiscal year ended October 31, 2015. (See Note 12, “Related Party Transactions and Parent Company Investment”). The following table presents the carrying value of the marketing optimization software product group’s assets and liabilities at the date of transfer:

In millions
Goodwill(1)	$512
Amortizable intangible assets	91
Net liabilities transferred	(37)
Parent company investment	$566
(1)	Goodwill was allocated on a relative fair value basis.

Net revenue and Earnings before taxes related to the marketing optimization software product group included in Seattle’s Combined Statements of Operations for fiscal 2015 and 2014 were as follows:

	For the fiscal years ended October 31
	2015	2014
	In millions
Net revenue	$163	$232
Earnings before taxes	$7	$9

There was no impact to Seattle’s fiscal 2016 Combined Financial Statements from the fiscal 2015 transfer of the marketing optimization software product group to HP Inc.

Basis of Presentation

These Combined Financial Statements of Seattle were derived from the Consolidated and Combined Financial Statements and accounting records of Parent as if Seattle were operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Combined Statements of Operations and Comprehensive Income of Seattle reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of Seattle and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Seattle. These allocations may not, however, reflect the expenses Seattle would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Seattle had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The Combined Balance Sheets of Seattle include Parent assets and liabilities that were specifically identifiable or otherwise attributable to Seattle, including subsidiaries and affiliates in which Parent has a controlling financial interest or is the primary beneficiary. Parent’s cash has not been assigned to Seattle for any of the periods presented because those cash balances are not directly attributable to Seattle. Seattle reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment in the Combined Balance Sheets. Parent’s long-term debt has not been attributed to Seattle for any of the periods presented because Parent’s borrowings are not the legal obligation of Seattle.

Parent maintains various benefit and stock-based compensation plans. Seattle’s employees participate in those programs and a portion of the cost of those plans is included in Seattle’s Combined Financial Statements. However, Seattle’s Combined Balance Sheets do not include any net benefit plan obligations as no Parent benefit plan included only active, retired and other former Seattle employees. Seattle’s Combined Balance Sheets also do not include any equity related to stock-based compensation plans. See Note 3, “Retirement and Post-Retirement Benefit Plans,” and Note 4, “Stock-Based Compensation,” for a further discussion.

Principles of Combination

The Combined Financial Statements include Seattle’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of Seattle have been eliminated.

Intercompany transactions between Seattle and Parent other than leases with Parent’s wholly-owned leasing subsidiary (see below) are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows within financing activities and in the Combined Balance Sheets within Parent company investment.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in Seattle’s Combined Financial Statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments that affect the carrying amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond Seattle’s control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on Seattle’s results of operations, financial position and cash flows.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of Seattle’s Combined Financial Statements:

•	revenue recognition;
•	restructuring;
•	taxes on earnings;
•	business combinations;
•	goodwill;
•	intangible assets and long-lived assets; and
•	loss contingencies.

Foreign Currency Translation

Seattle predominately uses the U.S. dollar as its functional currency. Assets and liabilities denominated in non-U.S. currencies are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities and at historical exchange rates for nonmonetary assets and liabilities. Net revenue, costs and expenses denominated in non-U.S. currencies are recorded in U.S. dollars at the average rates of exchange prevailing during the period. Seattle includes gains or losses from foreign currency remeasurement in Interest and other, net, in the Combined Statements of Operations and gains and losses from cash flow hedges in Net revenue as the hedged revenue is recognized. Certain non-U.S. subsidiaries designate the local currency as their functional currency, and Seattle records the translation of their assets and liabilities into U.S. dollars at the balance sheet date as translation adjustments and includes them as a component of Accumulated other comprehensive loss in the Combined Balance Sheets. The effect of changes in foreign currency exchange rates on cash and cash equivalents was not material for any of the fiscal years presented.

Parent Company Investment

Parent company investment in the Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in Seattle, the net effect of transactions with and allocations from Parent and Seattle’s accumulated earnings. See Note 12, “Related Party Transactions and Parent Company Investment,” for further information about transactions between Seattle and Parent.

Leases with Parent’s Wholly-owned Leasing Subsidiary

Seattle enters into leasing arrangements with Parent’s wholly-owned leasing subsidiary, HPE Financial Services, which are cash settled on a recurring basis in accordance with the contractual terms of the leasing arrangements. These leasing arrangements are accounted for as capital leases or operating leases based on the contractual terms of the leasing arrangements. Capital lease obligations are presented on the face of the Combined Balance Sheets at the outstanding principal amount which approximates fair value, and principal payments on these obligations are reflected on a separate line within financing activities in the Combined Statements of Cash Flows.

Revenue Recognition

General

Seattle recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable, and collectability is reasonably assured. Seattle generally recognizes revenue for its standalone software sales to channel partners on receipt of evidence that the software has been sold to a specific end user. Seattle limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified refund or return rights.

Seattle reports revenue net of any taxes collected from customers for remittance to government authorities. The collected taxes are recorded as current liabilities until they are remitted to the relevant government authority.

Multiple element arrangements

When a sales arrangement contains multiple elements or deliverables, Seattle allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”) of selling price, if available, third-party evidence (“TPE”) if VSOE of selling price is not available, or estimated selling price (“ESP”) if neither VSOE of selling price nor TPE is available. Seattle establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in rare instances, using the price established by management having the relevant authority. Seattle establishes TPE of selling price by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. Seattle establishes ESP based on management judgment considering internal factors such as margin objectives, pricing practices and controls, customer segment pricing strategies and the product life-cycle. Consideration is also given to market conditions such as competitor pricing strategies and technology industry life-cycles. In most arrangements with multiple elements, Seattle allocates the transaction price to the individual units of accounting at inception of the arrangement based on their relative selling price.

Seattle evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value to the customer. For elements with no standalone value, Seattle recognizes revenue consistent with the pattern of the undelivered elements. If the arrangement includes a customer-negotiated refund or return right or other contingency relative to the delivered items, and the delivery and performance of the undelivered items is considered probable and substantially within Seattle’s control, the delivered element constitutes a separate unit of accounting. In arrangements with combined units of accounting, changes in the allocation of the transaction price among elements may impact the timing of revenue recognition for the contract but will not change the total revenue recognized for the contract.

Software revenue

Seattle recognizes revenue from perpetual software licenses at the inception of the license term, assuming all revenue recognition criteria have been satisfied. Term-based software license revenue is generally recognized ratably over the term of the license. Seattle uses the residual method to allocate revenue to software licenses at inception of the arrangement when VSOE of fair value for all undelivered elements, such as post-contract customer support, exists and all other revenue recognition criteria have been satisfied. Seattle recognizes revenue for SaaS arrangements as the service is delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, Seattle considers the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement includes the sale of a software license. In SaaS arrangements where software licenses are sold, license revenue is generally recognized according to whether perpetual or term licenses are sold, when all other revenue recognition criteria are satisfied.

Services revenue

Seattle recognizes revenue from fixed-price support or maintenance contracts, including software post-contract customer support agreements, ratably over the contract period and recognizes the costs associated with these contracts as incurred. For time and material-based professional services contracts, Seattle recognizes revenue as services are rendered and recognizes costs as they are incurred. Seattle recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract.

Deferred revenue

Seattle records amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are satisfied. Seattle records revenue that is earned and recognized in excess of amounts invoiced on services contracts as unbilled accounts receivable.

Deferred revenue also includes amounts invoiced in advance for post-contract customer support agreements.

Stock-Based Compensation

Seattle’s employees have historically participated in Parent’s stock-based compensation plans. Stock-based compensation expense has been allocated to Seattle based on the awards and terms previously granted to Seattle’s employees as well as an allocation of Parent’s corporate and shared functional employee expenses. Stock-based compensation expense is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service and performance vesting conditions on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on Parent’s historical experience.

Retirement and Post-Retirement Plans

Certain of Seattle’s eligible employees, retirees and other former employees participate in certain U.S. and international defined benefit pension plans and other postemployment plans offered by Parent. These plans, which included participants that were both Seattle employees and other employees of Parent (“Shared” plans), are accounted for as multiemployer benefit plans and the related net benefit plan obligations were not included in Seattle’s historical Combined Balance Sheets. The related benefit plan expenses were allocated to Seattle based on Seattle’s labor costs and allocations of corporate and other shared functional personnel.

Allocated benefit plan expenses generally reflect Parent’s amortization of unrecognized actuarial gains and losses on a straight-line basis over the average remaining estimated service life or, in the case of frozen plans, life expectancy of participants. In some cases, actuarial gains and losses are amortized using the corridor approach.

Advertising

Costs to produce advertising are expensed as incurred. Such costs totaled approximately $53 million in fiscal 2016, $40 million in fiscal 2015 and $39 million in fiscal 2014.

Restructuring

Seattle records charges associated with Parent-approved restructuring plans to reorganize Seattle’s business, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs to eliminate a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. Seattle records restructuring charges based on estimated employee terminations and site closure and consolidation plans. Seattle accrues for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.

Separation Costs

Separation costs for fiscal 2016 consist of allocated third-party consulting, contractor fees and other incremental costs arising from the November 1, 2015 separation of Seattle’s Parent, HPE, from HP Inc., formerly known as Hewlett-Packard Company and all such costs from the planned Transactions with Micro Focus.

Separation costs for fiscal 2015 consist of allocated third-party consulting, contractor fees and other incremental costs arising from the November 1, 2015 separation of Seattle’s Parent, HPE, from HP Inc., formerly known as Hewlett-Packard Company.

Taxes on Earnings

Seattle’s operations have historically been included in the tax returns filed by the respective Parent entities of which Seattle’s businesses are a part. The (Provision for) benefit from taxes and other income tax related information contained in these Combined Financial Statements are presented on a separate return basis as if Seattle filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if Seattle were a separate taxpayer and a standalone enterprise for the periods presented. Current income tax liabilities related to entities which file jointly with Parent are assumed to be immediately settled with Parent and are relieved through the Parent company investment account and the Net transfers to Parent in the Combined Statements of Cash Flows.

Seattle recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. Seattle records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Seattle records accruals for uncertain tax positions when Seattle believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Seattle makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

Accounts Receivable

Accounts receivable include both amounts billed and currently due from customers and amounts earned but unbilled.

Seattle establishes an allowance for doubtful accounts for accounts receivable. Seattle records a specific reserve for individual accounts when Seattle becomes aware of specific customer circumstances, such as in the case of a bankruptcy filing or deterioration in the customer’s operating results or financial position. If there are additional changes in circumstances related to the specific customer, Seattle further adjusts estimates of the recoverability of receivables. Seattle maintains bad debt reserves for all other customers based on a variety of factors, including the use of third-party credit risk models that generate quantitative measures of default probabilities based on market factors, the financial condition of customers, the length of time receivables are past due, trends in the weighted-average risk rating for the portfolio, macroeconomic conditions, information derived from competitive benchmarking, significant one-time events and historical experience. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable.

Concentrations of Risk

Financial instruments that potentially subject Seattle to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, receivables from trade customers and derivatives.

Seattle participates in cash management, funding arrangements and risk management programs managed by Parent. Seattle also maintains cash and cash equivalents, investments, derivatives and certain other financial instruments with various financial institutions. These financial institutions are located in many different geographic regions, and Seattle’s policy is designed to limit exposure from any particular institution. As part of its risk management processes, Seattle performs periodic evaluations of the relative credit standing of these financial institutions. Seattle has not sustained material credit losses from instruments held at these financial institutions. Seattle utilizes derivative contracts to protect against the effects of foreign currency exposures. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Seattle’s customer base and their dispersion across many different industries and geographic regions. Seattle performs ongoing credit evaluations of the financial condition of its third-party distributors, resellers and other customers and may require collateral, such as letters of credit and bank guarantees, in certain circumstances. As of October 31, 2016 and 2015, no single customer accounted for more than 10% of Seattle’s gross accounts receivable balance.

Property, Plant and Equipment

Seattle states property, plant and equipment at cost less accumulated depreciation. Seattle capitalizes additions and improvements and expenses maintenance and repairs as incurred. Depreciation expense is recognized on a straight-line basis over the estimated useful lives of the assets. Amortization of assets acquired through capital leases is included in depreciation expense. Estimated useful lives are five to 40 years for buildings and improvements and three to 15 years for equipment and other. Seattle depreciates leasehold improvements over the life of the lease or the asset, whichever is shorter. Seattle depreciates equipment held under capital leases over the initial term of the lease to the equipment’s estimated residual value. On retirement or disposition, the asset cost and related accumulated depreciation are removed from the Combined Balance Sheets with any gain or loss recognized in the Combined Statements of Operations.

Seattle capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software. Seattle amortizes capitalized internal use software costs using the straight-line method over the estimated useful lives of the software, generally from three to five years.

Software Development Costs

Seattle capitalizes costs incurred to acquire or develop software for resale subsequent to establishing technological feasibility for the software, if significant. Seattle amortizes capitalized software development costs using the greater of the straight-line amortization method or the ratio that current gross revenues for a product bear to the total current and anticipated future gross revenues for that product. The estimated useful life for capitalized software for resale is generally three years or less. Software development costs incurred subsequent to establishing technological feasibility are generally not significant.

Business Combinations

Seattle includes the results of operations of acquired businesses in its combined results prospectively from the date of acquisition. Seattle allocates the fair value of purchase consideration to the assets acquired, including in-process research and development (“IPR&D”) and liabilities assumed in the acquired entity generally based on their fair values at the acquisition date. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When the IPR&D project is complete, it is reclassified as an amortizable purchased intangible asset and is amortized over its estimated useful life. If an IPR&D project is abandoned, Seattle will record a charge for the value of the related intangible asset to its Combined Statement of Operations in the period it is abandoned. The excess of the fair value of purchase consideration over the fair value of the assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired company and Seattle and the value of the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. Acquisition-related expenses and post-acquisition restructuring costs are recognized separately from the business combination and are expensed as incurred.

Goodwill

Seattle reviews goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. Seattle is permitted to conduct a qualitative assessment to determine whether it is necessary to perform a two-step quantitative goodwill impairment test.

Goodwill is tested for impairment at the reporting unit level. Seattle consists of one reporting unit consistent with Seattle’s reportable segment. In the first step of the goodwill impairment test, Seattle compares the fair value of its reporting unit to its carrying amount. Seattle estimates the fair value of its reporting unit using a weighting of fair values derived from both the income approach and the market approach. Under the income approach, Seattle estimates the fair value of the reporting unit based on the present value of estimated future cash flows. Seattle prepares cash flow projections based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. Seattle bases the discount rate on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit’s ability to execute on the projected cash flows. Under the market approach, Seattle estimates fair value based on market multiples of revenue and earnings derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. Seattle weights the fair value derived from the market approach depending on the level of comparability of these publicly traded companies to its reporting unit.

If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to the reporting unit, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, then Seattle performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. In the second step, Seattle measures the reporting unit’s assets, including any unrecognized intangible assets and liabilities at fair value in a hypothetical analysis to calculate the implied fair value of goodwill for the reporting unit in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of the reporting unit’s goodwill is less than its carrying amount, the difference is recorded as an impairment loss.

At its annual goodwill impairment test, performed as of the first day of the fourth quarter of fiscal 2016, Seattle conducted a qualitative assessment and determined no quantitative goodwill impairment test was necessary. The qualitative assessment considered, among other things, the Transactions with Micro Focus.

Intangible Assets and Long-Lived Assets

Seattle reviews intangible assets with finite lives and long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Seattle assesses the recoverability of assets based on the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If the undiscounted future cash flows are less than the carrying amount, the asset is impaired. Seattle measures the amount of impairment loss, if any, as the difference between the carrying amount of the asset and its fair value using an income approach or, when available and appropriate, using a market approach. Seattle amortizes intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from one to ten years.

Debt and Marketable Equity Securities

Debt and marketable equity securities are generally considered available-for-sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, in Accumulated other comprehensive loss in the Combined Balance Sheets. Realized gains and losses for available-for-sale securities are calculated based on the specific identification method and included in Interest and other, net, in the Combined Statements of Operations. Seattle monitors its investment portfolio for potential impairment on a quarterly basis. When the carrying amount of an investment in debt securities exceeds its fair value and the decline in value is determined to be other-than-temporary, Seattle records an impairment charge to Interest and other, net, in the amount of the credit loss and the balance, if any, is recorded in Accumulated other comprehensive loss in the Combined Balance Sheets.

Derivatives

Seattle uses derivative financial instruments, primarily forwards and swaps, to hedge certain foreign currency exposures. Seattle also may use other derivative instruments not designated as hedges, such as forwards, to hedge foreign currency balance sheet exposures. Seattle does not use derivative financial instruments for speculative purposes. See Note 11, “Financial Instruments,” for a full description of Seattle’s derivative financial instrument activities and related accounting policies.

Loss Contingencies

Seattle is involved in various lawsuits, claims, investigations and proceedings that arise in the ordinary course of business. Seattle records a liability for contingencies when it believes it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. See Note 14, “Litigation and Contingencies,” for a full description of Seattle’s loss contingencies and related accounting policies.

Recently Adopted Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (“FASB”) amended the existing accounting standards for income taxes. The amendments require companies to report their deferred tax assets and liabilities each as a single non-current item on their classified balance sheets. Seattle elected to early adopt the amendments and applied them retrospectively to all periods presented in Seattle’s Combined Financial Statements, as permitted by the standard.

In September 2015, the FASB amended existing accounting standards to simplify the accounting for measurement period adjustments to provisional amounts recognized in a business combination. The amendments require all such adjustments to be recognized in the period they are determined. Adjustments related to previous reporting periods since the acquisition date must be disclosed by income statement line item, either on the face of the income statement or within the footnotes. Seattle elected to early adopt the amendments in the first quarter of fiscal 2016, as permitted by the standard. The adoption of the amendments did not have a material impact on Seattle’s Combined Financial Statements.

In April 2015, the FASB amended the existing accounting standards for intangible assets. The amendments provide explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The amendments also eliminate the practice of accounting for software licenses as executory contracts which may result in more software assets being capitalized. Seattle adopted the amendments in the first quarter of fiscal 2017. The adoption of the amendments did not have a material impact on Seattle’s Combined Financial Statements.

Recently Enacted Accounting Pronouncements

In January 2017, the FASB amended the existing accounting standards for intangible assets. The amendments simplify how an entity is required to test goodwill for impairment by eliminating the second step of the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The amendments will be applied on a prospective basis. Seattle is required to adopt the guidance in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Seattle is currently evaluating the timing and the impact of these amendments on its Combined Financial Statements.

In October 2016, the FASB amended the existing accounting standards for income taxes. The amendments require the recognition of the income tax consequences for intra-entity transfers of assets other than inventory when the transfer occurs. Under current U.S. GAAP, current and deferred income taxes for intra-entity asset transfers are not recognized until the asset has been sold to an outside party. The amendments will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Seattle is required to adopt the guidance in the first quarter of fiscal 2019. Early adoption is permitted. Seattle is currently evaluating the timing and the impact of these amendments on its Combined Financial Statements.

In August 2016, the FASB amended the existing accounting standards for the statement of cash flows. The amendments provide guidance on eight classification issues related to the statement of cash flows. Seattle is required to adopt the guidance in the first quarter of fiscal 2019. The amendments should be applied retrospectively to all periods presented. For issues that are impracticable to apply retrospectively, the amendments may be applied prospectively as of the earliest date practicable. Early adoption is permitted, including adoption in an interim period. Seattle is currently evaluating the timing and the impact of these amendments on its Combined Financial Statements.

In June 2016, the FASB amended the existing accounting standards for the measurement of credit losses. The amendments require an entity to estimate its lifetime expected credit loss for most financial instruments, including trade and lease receivables, and record an allowance for the portion of the amortized cost the entity does not expect to collect. The estimate of expected credit losses should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Seattle is required to adopt the guidance in the first quarter of fiscal 2021. Early adoption is permitted beginning in fiscal 2020. Seattle is currently evaluating the timing and the impact of these amendments on its Combined Financial Statements.

In March 2016, the FASB amended the existing accounting standards for employee share-based payment arrangements. The amendments require all excess tax benefits and tax deficiencies associated with share-based payments to be recognized as income tax expense or income tax benefit, rather than as additional paid-in capital. The amendments also increase the amount an employer can withhold in order to cover personal income taxes on awards, allows companies to recognize forfeitures of awards as they occur, and requires companies to present excess tax benefits from stock-based compensation as an operating activity in the statement of cash flows rather than as a financing activity. Seattle is required to adopt the guidance in the first quarter of fiscal 2018. Early adoption is permitted. Seattle is currently evaluating the timing and the impact of these amendments on its Combined Financial Statements.

In February 2016, the FASB amended the existing accounting standards for leases. The amendments require lessees to record, at lease inception, a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term on their balance sheets. Lessees may elect to not recognize lease liabilities and ROU assets for most leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives received and the lessee’s initial direct costs. For finance leases, lease expense will be the sum of interest on the lease obligation and amortization of the ROU asset, resulting in a front-loaded expense pattern. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The current sale-leaseback guidance, including guidance applicable to real estate, is also replaced with a new model for both lessees and lessors. Seattle is required to adopt the guidance in the first quarter of fiscal 2020 using a modified retrospective approach. Early adoption is permitted. Seattle is currently evaluating the timing and the impact of these amendments on its Combined Financial Statements.

In May 2014, the FASB amended the existing accounting standards for revenue recognition. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date, with an option of applying the standard on the original effective date, which for Seattle is the first quarter of fiscal 2018. In accordance with this deferral, Seattle is required to adopt these amendments in the first quarter of fiscal 2019. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. Seattle plans to adopt the new revenue standard in the first quarter of fiscal 2019, beginning on November 1, 2018, using the modified retrospective method and is currently evaluating the impact on its Combined Financial Statements.

Note 2: Restructuring

Summary of Restructuring Plans

Restructuring charges of $113 million, $35 million and $48 million have been recorded by Seattle during fiscal 2016, 2015 and 2014, respectively, based on restructuring activities impacting Seattle’s employees and infrastructure as well as an allocation of restructuring charges related to Parent’s corporate and shared functional employees and infrastructure. Allocated restructuring charges related to Parent’s corporate and shared functional employees and infrastructure were $10 million, $3 million and $12 million in fiscal 2016, 2015 and 2014, respectively. Restructuring activities related to Seattle’s employees and infrastructure (“Direct Restructuring”), summarized by plan were as presented in the table below:

	Fiscal 2015 Plan		Fiscal 2012 Plan
	Employee Severance	Infrastructure and other	Employee Severance and EER	Total
	In millions
Liability as of October 31, 2013	$—	$—	$46	$46
Charges	—	—	36	36
Cash payments	—	—	(65)	(65)
Non-cash items	—	—	(2)	(2)
Liability as of October 31, 2014	—	—	15	15
Charges	6	—	26	32
Cash payments	—	—	(41)	(41)
Non-cash items	—	—	—	—
Liability as of October 31, 2015	6	—	—	6
Charges	69	20	14	103
Cash payments	(32)	(7)	(12)	(51)
Non-cash items	—	(4)	1	(3)
Liability as of October 31, 2016	$43	$9	$3	$55
Total costs incurred to date as of October 31, 2016	$75	$20	$193	$288
Total costs expected to be incurred as of October 31, 2016	$115	$24	$193	$332

The current restructuring liability reported in Accrued restructuring in the Combined Balance Sheets at October 31, 2016 and 2015 was $45 million and $2 million, respectively. The long-term restructuring liability reported in Other liabilities in the Combined Balance Sheets at October 31, 2016 and 2015 was $10 million and $4 million, respectively.

Fiscal 2015 Restructuring Plan

On September 14, 2015, Parent’s Board of Directors approved a restructuring plan (the “2015 Plan”) which will be implemented through fiscal 2018. As part of the 2015 Plan, Seattle expects up to approximately 2,000 employees to exit Seattle by the end of 2018. The changes to the workforce will vary by country, based on local legal requirements and consultations with employee works councils and other employee representatives, as appropriate. Seattle estimates that it will incur aggregate pre-tax charges in connection with the 2015 plan of approximately $139 million through fiscal 2018, of which approximately $115 million relates to workforce reductions and approximately $24 million primarily relates to real estate consolidation.

Fiscal 2012 Restructuring Plan

On May 23, 2012, Parent adopted a multiyear restructuring plan (the “2012 Plan”) designed to simplify business processes, accelerate innovation and deliver better results for customers, employees and stockholders. As of October 31, 2016 Seattle had eliminated approximately 2,500 positions in connection with the 2012 Plan, with a portion of those employees exiting Seattle as part of voluntary enhanced early retirement (“EER”) programs in the U.S. and in certain other countries. The 2012 Plan is substantially complete, with no further positions being eliminated. Seattle recognized $193 million in total aggregate charges in connection with the 2012 Plan, all related to workforce reductions, including the EER programs.

Note 3: Retirement and Post-Retirement Benefit Plans

Defined Benefit Plans

Certain eligible employees, retirees and other former employees of Seattle participate in certain U.S. and international defined benefit pension plans offered by Parent. These plans whose participants included both Seattle employees and other employees of Parent are accounted for as multiemployer benefit plans and as such, the related net benefit plan obligations of these Shared plans are not included in the Combined Balance Sheets. The related benefit plan expense has been allocated to Seattle based on Seattle’s labor costs and allocations of corporate and other shared functional personnel. Parent contributions to these Shared plans were $237 million in fiscal 2016, $518 million in fiscal 2015 and $277 million in fiscal 2014.

Post-Retirement Benefit Plans

Prior to July 31, 2015, Parent sponsored retiree health and welfare benefit plans, of which the most significant plans were in the U.S. All of these plans were accounted for as multiemployer benefit plans. Seattle’s post-retirement benefit expense was less than $1 million in fiscal 2016. Seattle recognized post-retirement benefit credits of $2 million in fiscal 2015 and $2 million in fiscal 2014 in the Combined Statements of Operations.

Defined Contribution Plans

Parent offers various defined contribution plans for U.S. and non-U.S. employees. Seattle’s defined contribution expense was approximately $40 million in fiscal 2016, $46 million in fiscal 2015 and $48 million in fiscal 2014.

Pension Benefit Expense

Seattle’s total net pension benefit expense recognized in the Combined Statements of Operations was $5 million in fiscal 2016. Total net pension benefit credits recognized in the Combined Statements of Operations were $19 million in fiscal 2015 and $11 million in fiscal 2014.

In January 2015, Parent offered certain terminated vested participants of the U.S. HP Pension Plan, a Shared plan, a onetime voluntary window during which they could elect to receive their pension benefit as a lump sum payment. As a result, the Parent pension plan trust made lump sum payments to eligible participants who elected to receive their pension benefit under this lump sum program. The defined benefit plan settlement net credit of $1 million recorded in the Combined Statement of Operations for the year ended October 31, 2015, primarily includes the net settlement and periodic benefit credit resulting from this lump sum program incurred by the Parent, which was determined to be directly attributable to Seattle, as well as the impact of remeasurement of the related U.S. defined benefit plans.

Note 4: Stock-Based Compensation

Certain of Seattle’s employees participate in stock-based compensation plans sponsored by Parent. Parent’s stock-based compensation plans include incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on Parent’s common shares and, as such, are not reflected in Seattle’s Combined Statements of Equity. Stock-based compensation expense includes expense attributable to Seattle based on the awards and terms previously granted under Parent’s incentive compensation plan to Seattle’s employees and an allocation of Parent’s corporate and shared functional employee expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Seattle would have experienced as an independent company for the periods presented.

Parent’s Stock-Based Incentive Compensation Plans

Parent’s stock-based incentive compensation plans include equity plans adopted in 2015, 2004 and 2000, as amended (“Principal Equity Plans”), as well as various equity plans assumed through acquisitions under which stock-based awards were outstanding. Stock-based awards granted from the Principal Equity Plans include restricted stock awards, stock options, and performance-based awards. Employees who meet certain employment qualifications are eligible to receive stock-based awards.

Restricted stock awards are non-vested stock awards that may include grants of restricted stock or restricted stock units. Restricted stock awards and cash-settled awards are generally subject to forfeiture if employment terminates prior to the lapse of the restrictions. Such awards generally vest one to three years from the date of grant. During the vesting period, ownership of the restricted stock cannot be transferred. Restricted stock has the same dividend and voting rights as common stock and is considered to be issued and outstanding upon grant. The dividends paid on restricted stock are non-forfeitable. Restricted stock units have forfeitable dividend equivalent rights equal to the dividend paid on common stock. Restricted stock units do not have the voting rights of common stock, and the shares underlying restricted stock units are not considered issued and outstanding upon grant. The fair value of the restricted stock awards is the close price of Parent’s common stock on the grant date of the award. Seattle expenses the fair value of restricted stock awards ratably over the period during which the restrictions lapse.

Stock options granted under the Principal Equity Plans were generally non-qualified stock options, but the Principal Equity Plans permitted certain options granted to qualify as incentive stock options under the U.S. Internal Revenue Code. Stock options generally vest over three to four years from the date of grant. The exercise price of a stock option was equal to the closing price of Parent’s stock on the option grant date. The majority of stock options issued by Parent contained only service vesting conditions. However, starting in fiscal 2011, Parent began granting performance-contingent stock options that vest only on the satisfaction of both service and market conditions prior to the expiration of those awards.

Stock-Based Compensation Expense and Related Income Tax Benefits

Stock-based compensation expense and the resulting tax benefits recognized by Seattle were as follows:

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
Cost of revenue	$9	$8	$10
Research and development	17	15	15
Selling, general and administrative	39	35	35
Separation costs	5	—	—
Stock-based compensation expense	70	58	60
Income tax benefit	(13)	(13)	(7)
Stock-based compensation expense, net of tax	$57	$45	$53

In May 2016, Parent modified its stock-based compensation program such that certain unvested equity awards outstanding on May 24, 2016 will vest on the earlier of: (i) the termination of an employee’s employment with HPE as a direct result of an announced sale, divestiture or spin-off of a subsidiary, division or other business; (ii) the termination of an employee’s employment with HPE without cause; or (iii) June 1, 2018. This modification also includes changes to the performance and market conditions of certain performance-based awards. As a result, for the fiscal year ended October 31, 2016, stock-based compensation in the table above includes pre-tax expense of $5 million, which has been recorded within Separation costs in the Combined Statements of Operations.

In connection with HPE’s November 1, 2015 separation from the Hewlett-Packard Company, the Board of Directors approved amendments to certain outstanding long-term incentive awards on July 29, 2015. The amendments provided for the accelerated vesting on September 17, 2015 of certain stock-based awards that were otherwise scheduled to vest between September 18, 2015 and December 31, 2015. Seattle’s additional pre-tax stock-based compensation expense due to the acceleration was approximately $6 million in fiscal 2015.

Stock-based compensation expense includes an allocation of Parent’s corporate and shared functional employee expenses of $15 million, $15 million and $11 million in fiscal 2016, 2015 and 2014, respectively.

Cash received from option exercises and purchases under Parent’s ESPP by Seattle employees was $19 million in fiscal 2016, $30 million in fiscal 2015 and $44 million in fiscal 2014. The benefit realized for the tax deduction from option exercises in fiscal 2016, 2015 and 2014 was $3 million, $7 million and $11 million, respectively.

Restricted Stock Awards

A summary of restricted stock award activity for Seattle employees is as follows:

	Fiscal years ended October 31
	2016		2015		2014
	Shares	Weighted- Average Grant Date Fair Value Per Share	Shares	Weighted- Average Grant Date Fair Value Per Share	Shares	Weighted- Average Grant Date Fair Value Per Share
	In thousands		In thousands		In thousands
Outstanding at beginning of year(1)	—	—	3,858	$24	3,783	$21
Converted from former Parent’s plan(1)	2,690	$15	—	—	—	—
Granted and assumed through acquisition	4,922	$16	1,434	$36	2,114	$29
Vested	(495)	$15	(2,530)	$26	(1,632)	$23
Forfeited	(696)	$15	(427)	$29	(407)	$23
Employee transition(2)	(13)	$17	(808)	$22	—	—
Outstanding at end of year	6,408	$15	1,527	$32	3,858	$24
(1)	In connection with HPE’s November 1, 2015 separation from Hewlett-Packard Company, Seattle employees with outstanding former Parent restricted stock awards received HPE replacement restricted stock awards in an amount determined using a conversion ratio based on the closing market price of former Parent’s shares on the final pre-separation trading date divided by the opening market price of HPE shares on the first post-separation date.
(2)	Employee transition amounts consist of restricted stock award activity for employees transitioning between Seattle and Parent.

The total grant date fair value of restricted stock awards vested for Seattle employees in fiscal 2016, 2015 and 2014 was $6 million, $51 million and $33 million, respectively, net of taxes. As of October 31, 2016, total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards held by Seattle employees was $57 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.3 years.

Stock Options

Parent utilizes the Black-Scholes-Merton option pricing model to estimate the fair value of stock options subject to service-based vesting conditions. Parent estimates the fair value of stock options subject to performance-contingent vesting conditions using a combination of a Monte Carlo simulation model and a lattice model, as these awards contain market conditions. The weighted-average fair value per share and the assumptions used to measure fair value were as follows:

	For the fiscal years ended October 31
	2016	2015	2014
Weighted-average fair value(1)	$4	$8	$7
Expected volatility(2)	31.1%	26.8%	33.1%
Risk-free interest rate(3)	1.7%	1.7%	1.8%
Expected dividend yield(4)	1.5%	1.8%	2.1%
Expected term in years(5)	5.4	5.9	5.7
(1)	The weighted-average fair value per share was based on stock options granted during the period.
(2)	For options granted in fiscal 2016, expected volatility was estimated using average historical volatility of selected peer companies. For options granted in fiscal 2015, expected volatility was estimated using the implied volatility derived from options traded on Hewlett-Packard Company’s common stock. For options granted in fiscal 2014, expected volatility for options subject to service-based vesting was estimated using the implied volatility derived from options traded on Hewlett-Packard Company’s common stock, whereas for performance-contingent options, expected volatility was estimated using the historical volatility of Hewlett-Packard Company’s common stock.
(3)	The risk-free interest rate was estimated based on the yield on U.S. Treasury zero-coupon issues.

(4)	The expected dividend yield represents a constant dividend yield applied for the duration of the expected term of the option.
(5)	For options granted in fiscal 2016 subject to service-based vesting, the expected term was estimated using the simplified method detailed in SEC Staff Accounting Bulletin No. 110, since it was HPE’s first fiscal year as a separate stand-alone company. For options granted in fiscal 2015 and 2014, the expected term was estimated using historical exercise and post-vesting termination patterns. For performance-contingent stock options, the expected term represents an output from the lattice model.

A summary of stock option activity for Seattle employees is as follows:

	Fiscal years ended October 31
	2016				2015				2014
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	In thousands		In years	In millions	In thousands		In years	In millions	In thousands		In years	In millions
Outstanding at beginning of year(1)	—	—			3,975	$23			7,932	$20
Converted from former Parent’s plan(1)	3,828	$15			—	—			—	—
Granted and assumed through acquisitions	2,396	$14			530	$34			643	$29
Exercised	(1,407)	$11			(1,148)	$18			(2,164)	$16
Forfeited/cancelled/expired	(371)	$19			(955)	$35			(2,436)	$22
Employee transition(2)	115	$23			(427)	$16			—	—
Outstanding at end of year	4,561	$15	5.7	$35	1,975	$25	4.6	$11	3,975	$23	3.7	$55
Vested and expected to vest at end of year	4,378	$15	5.7	$34	1,903	$25	4.5	$11	3,837	$23	3.6	$53
Exercisable at end of year	1,368	$13	3.4	$13	1,350	$22	3.6	$10	2,930	$23	2.7	$42
(1)	In connection with HPE’s November 1, 2015 separation from Hewlett-Packard Company, Seattle employees with outstanding former Parent stock options received HPE replacement stock options in an amount determined using a conversion ratio based on the closing market price of former Parent’s shares on the final pre-separation trading day divided by the opening market price of HPE shares on the first post-separation trading date.
(2)	Employee transition amounts consist of option activity for employees transitioning between Seattle and Parent.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that Seattle employee option holders would have realized had all Seattle employee option holders exercised their options on the last trading day of fiscal 2016, 2015 and 2014. The aggregate intrinsic value is the difference between Parent’s closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options. The total intrinsic value of options exercised by Seattle employees in fiscal 2016, 2015 and 2014 was $11 million, $18 million and $31 million, respectively. The total grant date fair value of options granted to Seattle employees which vested in fiscal 2016, 2015 and 2014 was $5 million, $8 million and $9 million, respectively, net of taxes.

The following table summarizes significant ranges of outstanding and exercisable stock options for Seattle employees:

	As of October 31, 2016
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted- Average Remaining Contractual Term	Weighted- Average Exercise Price	Shares Exercisable	Weighted- Average Exercise Price
	In thousands	In years		In thousands
$0-$9.99	569	2.1	$7	556	$7
$10-$19.99	3,294	6.4	$15	652	$16
$20-$29.99	698	5.8	$21	160	$22
	4,561	5.7	$15	1,368	$13

As of October 31, 2016, total unrecognized pre-tax stock-based compensation expense related to stock option awards held by Seattle employees was $6 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.8 years.

Employee Stock Purchase Plan

Parent sponsors the ESPP, pursuant to which eligible employees may contribute up to 10% of their eligible compensation, subject to certain income limits, to purchase shares of Parent’s common stock. Pursuant to the terms of the ESPP, employees purchase stock under the ESPP at a price equal to 95% of Parent’s closing stock price on the purchase date. No stock-based compensation expense was recorded in connection with those purchases because the criteria of a non-compensatory plan were met.

Note 5: Taxes on Earnings

Seattle’s operating results are included in Parent’s various consolidated U.S. federal and state income tax returns, as well as non-U.S. tax filings. For purposes of Seattle’s Combined Financial Statements, provision for taxes and deferred tax balances have been recorded as if Seattle filed tax returns on a standalone basis separate from Parent using the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if Seattle was a separate taxpayer and a standalone enterprise for the periods presented.

(Provision for) Benefit from Taxes

The domestic and foreign components of earnings before taxes were as follows:

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
U.S.	$(55)	$(19)	$(76)
Non-U.S.	290	337	488
	$235	$318	$412

The Provision for (benefit from) taxes on earnings were as follows:

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
U.S. federal taxes:
Current	$244	$180	$191
Deferred	(170)	(338)	(205)
Non U.S. taxes:
Current	82	94	79
Deferred	—	17	(5)
State taxes:
Current	29	17	30
Deferred	(30)	(43)	(39)
	$155	$(73)	$51

The differences between the U.S. federal statutory income tax rate and Seattle’s effective tax rate were as follows:

	For the fiscal years ended October 31
	2016	2015	2014
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(5.4)%	(2.3)%	5.8%
Lower rates in other jurisdictions, net	(45.2)%	(75.6)%	(37.4)%
Uncertain tax positions	47.2%	23.3%	1.8%
Divestiture of TippingPoint	29.5%	—	—
Other, net	4.9%	(3.4)%	7.2%
	66.0%	(23.0)%	12.4%

In fiscal 2016, Seattle recorded $61 million of net income tax benefits related to items unique to that year. These amounts included $139 million of income tax benefits on restructuring and separation related costs, $3 million of income tax benefits related to state income tax and $15 million of income tax benefits related to other items, the effects of which were partially offset by $96 million of income tax charges related to uncertain tax positions.

In fiscal 2015, Seattle recorded $6 million of net income tax charges related to items unique to that year. These amounts included $59 million of income tax charges related to uncertain tax positions and $1 million of income tax charges related to state income tax, the effects of which were partially offset by $31 million of income tax benefits on restructuring and separation related costs and $23 million of income tax benefits related to other items.

In fiscal 2014, Seattle recorded $29 million of net income tax charges related to items unique to that year. These amounts included $13 million of income tax charges related to state income tax impacts, $8 million of income tax charges related to uncertain tax positions and $38 million of income tax charges related to other items, the effects of which were partially offset by $24 million of income tax benefits related to restructuring costs and $6 million of income tax benefits related to provision to return adjustments.

As a result of certain employment actions and capital investments Seattle has undertaken, income from software development and production in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, through 2024. The gross income tax benefits attributable to these actions and investments were estimated to be $4 million in fiscal 2016, zero in fiscal 2015 and $6 million in fiscal 2014.

Uncertain Tax Positions

A reconciliation of unrecognized tax benefits is as follows:

	As of October 31
	2016	2015	2014
	In millions
Balance at beginning of year	$260	$617	$582
Increases:
For current year’s tax positions	191	3	32
For prior years’ tax positions	43	8	62
Decreases:
For prior years’ tax positions	(5)	(329)	(29)
Statute of limitations expiration	(2)	(7)	(11)
Settlements with taxing authorities	(8)	(32)	(19)
Balance at end of year	$479	$260	$617

Up to $204 million, $164 million and $492 million of Seattle’s unrecognized tax benefits at October 31, 2016, 2015 and 2014, respectively, would affect Seattle’s effective tax rate if realized.

Seattle recognizes interest income from favorable settlements and interest expense and penalties accrued on unrecognized tax benefits in its (Provision for) benefit from taxes in the Combined Statements of Operations. Seattle had accrued $164 million and $95 million for interest and penalties as of October 31, 2016 and 2015, respectively.

For the periods presented, the unrecognized tax benefits reflected in the Combined Financial Statements have been determined using the separate return method. Parent engages in continuous discussion and negotiation with taxing authorities regarding tax matters in various jurisdictions. Parent does not expect complete resolution of any U.S. Internal Revenue Service audit cycle within the next 12 months. However, it is reasonably possible that certain federal, foreign and state tax issues may be concluded in the next 12 months, including issues involving transfer pricing and other matters. Accordingly, Seattle believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to $4 million within the next 12 months.

Seattle is subject to income tax in the U.S. and approximately 70 other countries and is subject to routine corporate income tax audits in many of these jurisdictions. In addition, Parent is subject to numerous ongoing audits by federal, state and foreign tax authorities.

With respect to major foreign and state tax jurisdictions, Parent is no longer subject to tax authority examinations for years prior to 2005. Seattle is subject to a foreign tax audit concerning an intercompany transaction for fiscal 2009. The relevant taxing authority has proposed an assessment of approximately $743 million. Parent is contesting this proposed assessment on behalf of Seattle.

Seattle believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from federal, state and foreign tax audits. Seattle regularly assesses the likely outcomes of these audits in order to determine the appropriateness of Seattle’s tax provision. Seattle adjusts its uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular audit. However, income tax audits are inherently unpredictable and there can be no assurance that Seattle will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in the (Provision for) benefit from taxes and therefore the resolution of one or more of these uncertainties in any particular period could have a material impact on net earnings or cash flows.

Seattle has not provided for U.S. federal income and foreign withholding taxes on $5.0 billion of undistributed earnings from non-U.S. operations as of October 31, 2016 because Seattle intends to reinvest such earnings indefinitely outside of the U.S. If Seattle were to distribute these earnings, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. Seattle will remit non-indefinitely reinvested earnings of its non-U.S. subsidiaries for which deferred U.S. federal and withholding taxes have been provided where excess cash has accumulated and Seattle determines that it is advantageous for business operations, tax or cash management reasons.

Deferred Income Taxes

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. For purposes of Seattle’s Combined Balance Sheets, deferred tax balances and tax carryforwards and credits have been recorded under the separate return method. The significant components of deferred tax assets and deferred tax liabilities were as follows:

	As of October 31
	2016		2015
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	In millions
Loss and credit carryforwards	$86	$—	$81	$—
Unremitted earnings of foreign subsidiaries	—	(31)	—	(27)
Intercompany transactions	792	—	718	—
Fixed assets	28	—	1	(61)
Employee and retiree benefits	46	(1)	46	(2)
Accounts receivable allowance	1	—	1	—
Intangible assets	4	(79)	3	(113)
Restructuring	28	—	3	—
Deferred revenue	178	—	201	—
Other	48	(3)	15	(11)
Gross deferred tax assets and liabilities	1,211	(114)	1,069	(214)
Valuation allowance	(75)	—	(46)	—
Net deferred tax assets and liabilities	$1,136	$(114)	$1,023	$(214)

In the first quarter of fiscal 2016, Seattle adopted the amendment to the existing accounting standards for income taxes issued by the FASB in November 2015, and elected to apply it on a retrospective basis. As a result, all of Seattle’s deferred tax assets and liabilities are retrospectively classified as non-current as of October 31, 2016 and 2015. See Note 1, “Overview and Summary of Significant Accounting Policies,” for more details.

Deferred tax assets and liabilities included in the Combined Balance Sheets were as follows:

	As of October 31
	2016	2015
	In millions
Deferred tax assets	$1,024	$813
Deferred tax liabilities	(2)	(4)
Deferred tax assets net of deferred tax liabilities	$1,022	$809

Seattle periodically engages in intercompany advanced royalty payment and licensing arrangements that may result in advance payments between subsidiaries in different tax jurisdictions. When the local tax treatment of these arrangements differs from U.S. GAAP treatment, deferred taxes are recognized. Seattle executed intercompany advanced royalty payment arrangements resulting in advanced payments of $0.5 billion and $0.8 billion during fiscal 2016 and fiscal 2015, respectively. Payments related to these transactions were received in the U.S. from a foreign combined affiliate, with a deferral of intercompany revenues over the 5 year term of the agreements. Intercompany royalty revenue and the amortization expense related to the licensing rights are eliminated in Seattle’s Combined Financial Statements.

As of October 31, 2016, Seattle had $63 million and $596 million of federal and state net operating loss carryforwards, respectively. Amounts included in state net operating loss carryforwards will begin to expire in 2017 and amounts included in federal net operating loss carryforwards will begin to expire in 2023. Seattle has provided a valuation allowance of $10 million for deferred tax assets related to state net operating losses carryforwards.

As of October 31, 2016, Seattle had recorded deferred tax assets for various tax credit carryforwards as follows:

	Carryforward	Valuation Allowance	Initial Year of Expiration
	In millions
U.S. research and development and other credits	$20	$—	2017
Tax credits in state jurisdictions	13	3	2017
Balance at end of year	$33	$3

Deferred Tax Asset Valuation Allowance

The deferred tax asset valuation allowance and changes were as follows:

	As of October 31
	2016	2015
	In millions
Balance at beginning of year	$46	$68
Provision for (benefit from) taxes	39	(20)
Other comprehensive income, currency translation and charges to other accounts	(10)	(2)
Balance at end of year	$75	$46

Note 6: Balance Sheet Details

Balance sheet details were as follows:

Accounts Receivable

	As of October 31
	2016	2015
	In millions
Accounts receivable:
Billed	$631	$678
Unbilled	41	35
Accounts receivable, gross	672	713
Allowance for doubtful accounts	(7)	(7)
	$665	$706

Seattle has third-party revolving short-term financing arrangements intended to facilitate the working capital requirements of certain customers. The recourse obligations associated with these short-term financing arrangements as of October 31, 2016 and 2015 were not material. The amount of trade receivables sold but not collected under these short-term financing arrangements was $2 million at October 31, 2016 and 2015.

The allowance for doubtful accounts related to accounts receivable and changes therein were as follows:

	For the Year Ended October 31
	2016	2015	2014
	In millions
Balance at beginning of year	$7	$11	$24
Charges (reversals) to provision for doubtful accounts, net	9	3	(6)
Deductions, net of recoveries	(9)	(7)	(7)
Balance at end of year	$7	$7	$11

Other Current Assets

	As of October 31
	2016	2015
	In millions
Prepaid expenses	$27	$26
Value-added taxes receivable	22	53
Inventory	20	23
Other	28	39
	$97	$141

Inventory primarily consists of finished goods and purchased parts and fabricated assemblies related to the TippingPoint business, which was divested in March 2016. See Note 7, “Acquisitions and Divestitures,” for more details. Seattle has a Transition Services Agreement (“TSA”) with Trend Micro International, the acquirer of TippingPoint, to produce inventory for the divested business for an initial 12 month term ending in Seattle’s fiscal quarter ending April 30, 2017. Upon termination of the TSA, any remaining TippingPoint related inventory will be purchased by Trend Micro International.

Seattle values inventory at the lower of cost or market. Cost is computed using standard cost which approximates actual cost on a first-in, first-out basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess or obsolescence.

Property, Plant and Equipment

	As of October 31
	2016	2015
	In millions
Buildings and leasehold improvements	$64	$56
Equipment and other	357	330
	421	386
Accumulated depreciation	(281)	(252)
	$140	$134

The gross property, plant and equipment and accumulated depreciation presented in the above table include property under capital leases and the related accumulated amortization, respectively. Property under capital leases is comprised primarily of equipment. Capital lease assets included in Property, plant and equipment in the Combined Balance Sheets were $60 million and $45 million as of October 31, 2016 and 2015, respectively. Accumulated amortization on the property under capital leases was $26 million and $13 million as of October 31, 2016 and 2015, respectively.

Depreciation expense was $62 million in fiscal 2016, $86 million in fiscal 2015 and $86 million in fiscal 2014. The increase in gross property, plant and equipment in fiscal 2016 was due primarily to purchases and acquisitions through capital leases of $42 million, the effects of which were offset by sales and retirements of $23 million. Accumulated depreciation associated with assets sold or retired was $20 million. The remainder of the change in gross property, plant and equipment and accumulated depreciation was due to currency and other impacts.

Other Accrued Liabilities

	As of October 31
	2016	2015
	In millions
Accrued taxes—other	$64	$68
Other	78	121
	$142	$189

Other Liabilities

	As of October 31
	2016	2015
	In millions
Tax liability	$310	$356
Deferred revenue—long-term	154	190
Deferred tax liability	2	4
Other	60	58
	$526	$608

Note 7: Acquisitions and Divestitures

Acquisitions

In fiscal 2016, Seattle acquired Trilead, a provider of backup solutions targeted for virtualized environments, for a purchase price of $12 million. In connection with this acquisition, Seattle recorded $10 million of goodwill (which is not deductible for tax purposes), $4 million of amortizable intangible assets, and assumed $2 million of net liabilities.

In fiscal 2015, Seattle acquired Voltage Security, a data-centric security software solutions company, for a purchase price of $160 million. In connection with this acquisition, Seattle recorded $96 million of goodwill (which is not deductible for tax purposes), $48 million of amortizable intangible assets and acquired $16 million of net assets.

Pro forma results of operations for these acquisitions have not been presented because they are not material to Seattle’s combined results of operations, either individually or in the aggregate.

Divestitures

In fiscal 2016, Seattle completed the sale of its TippingPoint business to Trend Micro International for approximately $300 million. TippingPoint is a provider of next-generation intrusion prevention systems and related network security solutions. Cash proceeds from the sale of Seattle’s TippingPoint business included a $25 million deposit received in fiscal 2015, and $254 million, offset by $5 million of transaction costs, received in fiscal 2016. The remaining amount of approximately $21 million is related to inventory and tooling assets retained by Seattle in connection with a TSA with Trend Micro International under which Seattle will produce products for the divested business through an initial 12 month term ending in Seattle’s fiscal quarter ending April 30, 2017. Upon termination of the TSA, any remaining TippingPoint related inventory and tooling will be purchased by Trend Micro International. The $82 million gain related to the divestiture of TippingPoint was included in Selling, general and administrative expense in the Combined Statement of Operations and in Other, net in Net cash provided by operating activities in the Combined Statement of Cash Flows.

In fiscal 2015, Seattle completed the sales of its LiveVault and iManage businesses for combined proceeds of $149 million. The total gain of $7 million associated with these divestitures was included in Selling, general and administrative expense in the Combined Statement of Operations and in Other, net in Net cash provided by operating activities in the Combined Statement of Cash Flows.

Fiscal 2015 net cash proceeds from the 2015 divestitures of LiveVault and iManage combined with the deposit for the 2016 sale of TippingPoint totaled $174 million.

Note 8: Goodwill and Intangible Assets

Goodwill

Goodwill and related changes in the carrying amount were as follows:

In millions
Balance at October 31, 2014(1)	$8,852
Goodwill acquired during the year	96
Goodwill divested during the year(2)	(123)
Goodwill transferred to Parent(3)	(512)
Balance at October 31, 2015(1)	8,313
Goodwill acquired during the year	10
Goodwill divested during the year(4)	(234)
Balance at October 31, 2016(1)	$8,089
(1)	Goodwill is net of accumulated impairment losses of $5.8 billion, which were recorded prior to October 31, 2014.
(2)	Goodwill divested as part of the divestiture of the LiveVault and iManage businesses.
(3)	In connection with the separation of HPE from Hewlett-Packard Company, Hewlett-Packard Company retained the marketing optimization software product group, which has historically been managed by and included in Seattle. The adjustment reflects the impact of removing the related goodwill allocated on a relative fair value basis from Seattle.
(4)	Goodwill divested as part of the sale of the TippingPoint business.

Based on the results of Seattle’s annual impairment tests for 2016, 2015 and 2014, Seattle determined that no impairment of goodwill existed.

Intangible Assets

Intangible assets consist of:

	As of October 31, 2016
	Gross	Accumulated Amortization	Accumulated Impairment Loss	Net
	In millions
Customer contracts, customer lists and distribution agreements	$1,221	$(278)	$(822)	$121
Developed and core technology and patents	3,153	(728)	(2,144)	281
Trade name and trade marks	127	(11)	(109)	7
Total intangible assets	$4,501	$(1,017)	$(3,075)	$409
	As of October 31, 2015
	Gross	Accumulated Amortization	Accumulated Impairment Loss	Net
	In millions
Customer contracts, customer lists and distribution agreements	$1,338	$(318)	$(822)	$198
Developed and core technology and patents	3,220	(690)	(2,144)	386
Trade name and trade marks	169	(47)	(109)	13
Total intangible assets	$4,727	$(1,055)	$(3,075)	$597

For fiscal 2016, the decrease in gross intangible assets was due primarily to the impact of $125 million of intangible assets related to the TippingPoint divestiture and $105 million of intangible assets that became fully amortized and were eliminated from gross intangible assets and accumulated amortization. The decrease was partially offset by $4 million of intangible assets resulting from an acquisition.

As of October 31, 2016, the weighted-average remaining useful lives of Seattle’s finite-lived intangible assets were as follows:

Weighted- Average Remaining Useful Lives
In years
Customer contracts, customer lists and distribution agreements	3
Developed and core technology and patents	4
Trade name and trade marks	4

As of October 31, 2016, estimated future amortization expense related to finite-lived intangible assets was as follows:

Fiscal year	In millions
2017	$134
2018	109
2019	85
2020	77
2021	4
Total	$409

Note 9: Capital Lease Obligations

Capital lease obligations primarily consist of contractual arrangements with Parent’s wholly-owned subsidiary, HPE Financial Services. As of October 31, 2016, future principal payments under capital leases were as follows:

Fiscal year	In millions
2017	$17
2018	13
2019	8
2020	2
Total minimum lease payments	40
Less: amount representing interest	(4)
Present value of minimum lease payments	36
Less: current portion	(15)
Long-term portion	$21

Note 10: Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Seattle uses valuation techniques that are based upon observable and unobservable inputs. Observable inputs are developed using market data such as publicly available information and reflect the assumptions market participants would use, while unobservable inputs are developed using the best information available about the assumptions market participants would use. Assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3—Unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

The following table presents Seattle’s assets and liabilities that are measured at fair value on a recurring basis:

	As of October 31, 2016				As of October 31, 2015
	Fair Value Measured Using				Fair Value Measured Using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	In millions
Assets
Cash Equivalents and Investments:
Time deposits	$—	$11	$—	$11	$—	$14	$—	$14
Money market funds	95	—	—	95	84	—	—	84
Foreign bonds	—	27	—	27	—	28	—	28
Derivative Instruments:
Foreign exchange contracts	—	3	—	3	—	2	—	2
Total assets	$95	$41	$—	$136	$84	$44	$—	$128

Liabilities
Derivative Instruments:
Foreign exchange contracts	$—	$1	$—	$1	$—	$1	$—	$1
Total liabilities	$—	$1	$—	$1	$—	$1	$—	$1

For each of the fiscal years ended October 31, 2016 and 2015, there were no material transfers between levels within the fair value hierarchy.

Valuation Techniques

Cash Equivalents and Investments: Seattle holds time deposits, money market funds and debt securities primarily consisting of foreign government bonds. Seattle values cash equivalents using quoted market prices, alternative pricing sources, including net asset value, or models utilizing market observable inputs. The fair value of debt investments was based on quoted market prices or model-driven valuations using inputs primarily derived from or corroborated by observable market data. Investments are included in the Combined Balance Sheets as components of Other current assets and Other assets.

Derivative Instruments: Seattle uses forward contracts and total return swaps to hedge certain foreign currency exposures. Seattle uses industry standard valuation models to measure fair value. Where applicable, these models project future cash flows and discount the future amounts to present value using market-based observable inputs, including interest rate curves, Parent and counterparty credit risk, foreign exchange rates, and forward and spot prices for currencies and interest rates. See Note 11, “Financial Instruments,” for a further discussion of Seattle’s use of derivative instruments.

Other Fair Value Disclosures

Other Financial Instruments: For the balance of Seattle’s financial instruments, primarily accounts receivable, accounts payable and financial liabilities included in Other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. If measured at fair value in the Combined Balance Sheets, these other financial instruments would be classified in Level 2 or Level 3 of the fair value hierarchy.

Non-Financial Assets: Seattle’s non-financial assets, such as intangible assets, goodwill and property, plant and equipment, are recorded at fair value in the period an impairment charge is recognized. If measured at fair value in the Combined Balance Sheets, these would generally be classified in Level 3 of the fair value hierarchy.

Note 11: Financial Instruments

Cash Equivalents and Available-for-Sale Investments

Cash equivalents and available-for-sale investments were as follows:

	As of October 31, 2016				As of October 31, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash Equivalents:
Money market funds	$95	$—	$—	$95	$84	$—	$—	$84
Total cash equivalents	95	—	—	95	84	—	—	84

Available-for-Sale Investments:
Debt securities:
Time deposits	11	—	—	11	14	—	—	14
Foreign bonds	20	7	—	27	21	7	—	28
Total debt securities	31	7	—	38	35	7	—	42
Total available-for-sale investments	31	7	—	38	35	7	—	42
Total cash equivalents and available-for-sale investments	$126	$7	$—	$133	$119	$7	$—	$126

All highly liquid investments with original maturities of three months or less at the date of acquisition are considered cash equivalents. As of October 31, 2016 and 2015, the carrying amount of cash equivalents approximated fair value due to the short period of time to maturity. Interest income related to cash, cash equivalents and debt securities was approximately $1 million in fiscal 2016, $1 million in fiscal 2015 and $2 million in fiscal 2014. Time deposits were primarily issued by institutions outside the U.S. as of October 31, 2016 and 2015. The estimated fair value of the available-for-sale investments may not be representative of values that will be realized in the future.

Contractual maturities of investments in available-for-sale debt securities were as follows:

	As of October 31, 2016
	Amortized Cost	Fair Value
	In millions
Due in more than five years	$31	$38

Derivative Instruments

Seattle is a global company exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Seattle uses derivative instruments, primarily forward contracts and total return swaps, to hedge certain foreign currency exposures. Seattle’s objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting the fair value of assets and liabilities. Seattle does not have any leveraged derivatives and does not use derivative contracts for speculative purposes. Seattle may designate its derivative contracts as cash flow hedges. Additionally, for derivatives not designated as hedging instruments, Seattle categorizes those economic hedges as other derivatives. Derivative instruments directly attributable to Seattle are recognized at fair value in the Combined Balance Sheets. The change in fair value of the derivative instruments is recognized in the Combined Statements of Operations or Combined Statements of Comprehensive Income dependent upon the type of hedge as further discussed below. Seattle classifies cash flows from its derivative programs with the activities that correspond to the underlying hedged items in the Combined Statements of Cash Flows.

As a result of its use of derivative instruments, Seattle is exposed to the risk that its counterparties will fail to meet their contractual obligations. To mitigate counterparty credit risk, Seattle has a policy of only entering into derivative contracts with carefully selected major financial institutions based on their credit ratings and other factors, and Seattle maintains dollar risk limits that correspond to each financial institution’s credit rating and other factors. Seattle’s established policies and procedures for mitigating credit risk include reviewing and establishing limits for credit exposure and periodically reassessing the creditworthiness of its counterparties. Seattle participates in Parent’s master netting agreements, which further mitigates credit exposure to counterparties by permitting Seattle to net amounts due from Seattle to counterparty against amounts due to Seattle from the same counterparty under certain conditions.

To further mitigate credit exposure to counterparties, Seattle participates in Parent’s collateral security agreements, which allow Seattle to hold collateral from, or require Seattle to post collateral to, counterparties when aggregate derivative fair values exceed contractually established thresholds which are generally based on the credit ratings of Parent and its counterparties. If Parent’s credit rating falls below a specified credit rating, the counterparty has the right to request full collateralization of the derivatives’ net liability position. Conversely, if the counterparty’s credit rating falls below a specified credit rating, the Parent has the right to request full collateralization of the derivatives’ net asset position. Collateral is generally posted within two business days.

Under Seattle’s derivative contracts, the counterparty can terminate all outstanding trades following a covered change of control event affecting Seattle that results in the surviving entity being rated below a specified credit rating. This credit contingent provision did not affect Seattle’s financial position or cash flows as of October 31, 2016 and 2015.

Cash Flow Hedges

Seattle uses forward contracts designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted net revenue and, to a lesser extent, cost of revenue, operating expenses and intercompany loans denominated in currencies other than the U.S. dollar. Seattle’s foreign currency cash flow hedges mature generally within twelve months; however, forward contracts associated with intercompany loans extend for the duration of the loan term, which typically range from two to five years.

For derivative instruments that are designated and qualify as cash flow hedges, Seattle initially records changes in fair value for the effective portion of the derivative instrument in Accumulated other comprehensive loss in the Combined Balance Sheets and subsequently reclassifies these amounts into earnings in the period during which the hedged transaction is recognized in the Combined Statement of Operations. Seattle reports the effective portion of its cash flow hedges in the same financial statement line item as changes in the fair value of the hedged item.

Other Derivatives

Other derivatives not designated as hedging instruments consist primarily of forward contracts used to hedge foreign currency-denominated balance sheet exposures. Seattle also uses total return swaps based on equity or fixed income indices to hedge its executive deferred compensation plan liability.

For derivative instruments not designated as hedging instruments, Seattle recognizes changes in fair value of the derivative instrument, as well as the offsetting change in the fair value of the hedged item, in Interest and other, net, in the Combined Statements of Operations in the period of change.

Hedge Effectiveness

For forward contracts designated as cash flow hedges, Seattle measures hedge effectiveness by comparing the cumulative change in fair value of the hedge contract with the cumulative change in fair value of the hedged item, both of which are based on forward rates. Seattle recognizes any ineffective portion of the hedge in the Combined Statements of Operations in the same period in which ineffectiveness occurs. Amounts excluded from the assessment of effectiveness are recognized in the Combined Statements of Operations in the period they arise.

Fair Value of Derivative Instruments in the Combined Balance Sheets

The gross notional and fair value of derivative instruments in the Combined Balance Sheets was as follows:

	As of October 31, 2016
		Fair Value
	Outstanding Gross Notional	Other Current Assets	Other Accrued Liabilities
	In millions
Derivatives designated as hedging instruments
Cash flow hedges:
Foreign currency contracts	$155	$3	$1
Total derivatives designated as hedging instruments	155	3	1
Derivatives not designated as hedging instruments
Other derivatives	11	—	—
Total derivatives not designated as hedging instruments	11	—	—
Total derivatives	$166	$3	$1
	As of October 31, 2015
		Fair Value
	Outstanding Gross Notional	Other Current Assets	Other Accrued Liabilities
	In millions
Derivatives designated as hedging instruments
Cash flow hedges:
Foreign currency contracts	$167	$2	$1
Total derivatives designated as hedging instruments	167	2	1
Derivatives not designated as hedging instruments
Other derivatives	6	—	—
Total derivatives not designated as hedging instruments	6	—	—
Total derivatives	$173	$2	$1

Offsetting of Derivative Instruments

Seattle recognizes all derivative instruments on a gross basis in the Combined Balance Sheets. Seattle participates in Parent’s master netting arrangements and collateral security arrangements. Seattle does not offset the fair value of its derivative instruments against the fair value of cash collateral posted under Parent’s collateral security agreements. As of October 31, 2016 and 2015, information related to the potential effect of Seattle’s use of Parent’s master netting agreements and collateral security agreements was as follows:

	As of October 31, 2016
	In the Combined Balance Sheets
	(i)	(ii)	(iii) = (i)−(ii)	(iv)	(v)	(vi) = (iii)−(iv)−(v)
	Gross Amount Recognized	Gross Amount Offset		Gross Amounts Not Offset
			Net Amount Presented	Derivatives	Financial Collateral	Net Amount
	In millions
Derivative assets	$3	$—	$3	$—	$—	$3
Derivative liabilities	$1	$—	$1	$—	$—	$1
	As of October 31, 2015
	In the Combined Balance Sheets
	(i)	(ii)	(iii) = (i)−(ii)	(iv)	(v)	(vi) = (iii)−(iv)−(v)
	Gross Amount Recognized	Gross Amount Offset		Gross Amounts Not Offset
			Net Amount Presented	Derivatives	Financial Collateral	Net Amount
	In millions
Derivative assets	$2	$—	$2	$1	$—	$1
Derivative liabilities	$1	$—	$1	$1	$—	$—

Effect of Derivative Instruments on the Combined Statements of Operations

The pre-tax effect of derivative instruments in cash flow hedging relationships for the fiscal years ended October 31, 2016, 2015 and 2014 was as follows:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss) on Derivatives (Effective Portion)			Gains (Losses) Reclassified from Accumulated Other Comprehensive Loss into Earnings (Effective Portion)
	2016	2015	2014	Location	2016	2015	2014
	In millions				In millions
Cash flow hedges:
Foreign currency contracts	$2	$9	$—	Net revenue	$1	$8	$—
Foreign currency contracts	—	(1)	(4)	Other operating expenses	—	(5)	1
Total currency hedges	$2	$8	$(4)		$1	$3	$1

As of October 31, 2016, 2015 and 2014, no portion of the hedging instruments’ gains or losses were excluded from the assessment of effectiveness for cash flow hedges. Hedge ineffectiveness for cash flow hedges was not material for fiscal 2016, 2015 and 2014.

As of October 31, 2016, Seattle expects to reclassify an estimated net Accumulated other comprehensive gain of approximately $2 million, net of taxes, to earnings in the next twelve months along with the earnings effects of the related forecasted transactions associated with cash flow hedges.

Derivative instruments not designated as hedging instruments had a less than $1 million effect in the Combined Statements of Operations for each of the fiscal years ended October 31, 2016, 2015 and 2014.

Note 12: Related Party Transactions and Parent Company Investment

Intercompany Revenue and Purchases

During fiscal 2016, 2015 and 2014, Seattle sold software to other businesses of Parent in the amount of $255 million, $255 million and $284 million, respectively.

During fiscal 2016, 2015 and 2014, Seattle purchased equipment and services from other businesses of Parent in the amount of $4 million, $3 million and $1 million, respectively. These intercompany purchases exclude leases with Parent’s wholly-owned leasing subsidiary, which are discussed in Note 1, “Overview and Summary of Significant Accounting Policies” and Note 9, “Capital Lease Obligations.”

Allocation of Corporate Expenses

The Combined Statements of Operations and Comprehensive Income include an allocation of general corporate expenses from Parent for certain management and support functions which are provided on a centralized basis within Parent. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. These allocations were $347 million, $378 million and $396 million in fiscal 2016, 2015 and 2014, respectively.

Management of Seattle and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Seattle. These allocations may not, however, reflect the expense Seattle would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Seattle had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Investment

Parent company investment on the Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in Seattle, the net effect of transactions with and allocations to Parent, and Seattle’s accumulated earnings.

Net Transfers to Parent

Net transfers to Parent are included within Parent company investment. The components of the Net transfers to Parent on the Combined Statements of Equity for all periods presented was as follows:

	Fiscal years ended October 31
	2016	2015	2014
	In millions
Intercompany revenue	$(255)	$(255)	$(284)
Intercompany purchases	4	3	1
Cash pooling and general financing activities	(417)	(822)	(1,206)
Corporate allocations	347	378	396
Income taxes	317	298	217
Net assets of marketing optimization software product group transferred to Parent	—	(566)	—
Cash transfers (to) from Parent for business combinations and divestitures	(237)	(36)	20
Total net transfers to Parent per Combined Statements of Equity	$(241)	$(1,000)	$(856)

A reconciliation of Net transfers to Parent in the Combined Statements of Equity to the corresponding amount presented on the Combined Statements of Cash Flows for all periods presented was as follows:

	Fiscal years ended October 31
	2016	2015	2014
	In millions
Net transfers to Parent per Combined Statements of Equity	$(241)	$(1,000)	$(856)
Income taxes paid by Parent	(56)	(121)	(70)
Restructuring	(10)	(3)	(12)
Stock-based compensation	(70)	(58)	(60)
Net assets of marketing optimization software product group transferred to Parent	—	566	—
Transfer of deferred tax assets to (from) Parent	(10)	(9)	9
Other	43	301	174
Total net transfers to Parent per Combined Statements of Cash Flow	$(344)	$(324)	$(815)

Note 13: Other Comprehensive Income (Loss)

Taxes Related to Other Comprehensive Income (Loss)

	Fiscal years ended October 31
	2016	2015	2014
	In millions
Taxes on change in net unrealized gains (losses) on available-for-sale securities:
Tax provision on unrealized gains arising during the year	$—	$—	$—
	—	—	—
Taxes on change in net unrealized gains (losses) on cash flow hedges:
Tax (provision) benefit on net unrealized gains (losses) arising during the year	(1)	—	1
Tax provision (benefit) on net gains reclassified into earnings	1	(2)	1
	—	(2)	2
Taxes on change in cumulative translation adjustment	—	—	—
Tax (provision) benefit on other comprehensive income (loss)	$—	$(2)	$2

Changes and Reclassifications Related to Other Comprehensive Income (Loss), Net of Taxes

	Fiscal years ended October 31
	2016	2015	2014
	In millions
Change in net unrealized gains (losses) on available-for-sale securities:
Net unrealized gains arising during the year	$—	$1	$—
Gains reclassified into earnings	—	—	(1)
	—	1	(1)
Change in net unrealized gains (losses) on cash flow hedges:
Net unrealized gains (losses) arising during the year	1	8	(3)
Net gains reclassified into earnings(1)	—	(5)	—
	1	3	(3)
Change in cumulative translation adjustment	5	(32)	(4)
Other comprehensive income (loss), net of taxes	$6	$(28)	$(8)
(1)	Reclassification of pre-tax net (gains) losses on cash flow hedges into the Combined Statements of Operations was as follows:

	Fiscal years ended October 31
	2016	2015	2014
	In millions
Net revenue	$(1)	$(8)	$—
Other operating expenses	—	5	(1)
	$(1)	$(3)	$(1)

The components of Accumulated other comprehensive loss, net of taxes as of October 31, 2016 and changes during fiscal year 2016 were as follows:

	Net unrealized gains on available-for- sale securities	Net unrealized gains on cash flow hedges	Cumulative translation adjustment	Accumulated other comprehensive loss
	In millions
Balance at beginning of year	$7	$1	$(59)	$(51)
Other comprehensive income before reclassifications	—	1	5	6
Balance at end of year	$7	$2	$(54)	$(45)

Note 14: Litigation and Contingencies

Seattle is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement between Seattle SpinCo, Inc. and Hewlett Packard Enterprise Company includes provisions that allocate liability and financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against liabilities to one party arising out of liabilities allocated to the other party. In addition, as part of the Separation and Distribution Agreement, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Separation and Distribution Agreement also contains provisions that allocate liability and financial responsibility for such litigation relating to both parties’ businesses. Seattle records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Seattle reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. Litigation is inherently unpredictable. However, Seattle believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. Seattle believes it has recorded adequate provisions for any such matters and, as of October 31, 2016, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and Hewlett Packard Enterprise Company: This purported class and collective action was filed on August 18, 2016 and an amended (and operative) complaint was filed on December 19, 2016 in the United States District Court for the Northern District of California, against HP Inc. and Hewlett Packard Enterprise Company alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by an HP entity pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012.

Delaney and Haragos v. Hewlett-Packard Company and HP Enterprise Services, LLC: This purported California class action was filed on April 22, 2016 and a second (and operative) amended complaint was filed on September 2, 2016 in California Superior Court (San Diego County) against Hewlett-Packard Company, HP Inc., and Hewlett Packard Enterprise Services, LLC, alleging defendants violated the California Fair Employment and Housing Act and the California Unfair Competition Code by disproportionately laying off employees who were 40 or older and replacing them with younger workers. Plaintiff Haragos seeks to represent a Federal Rule of Civil Procedure Rule 23 state-law class comprised of all California employees who were terminated by defendants pursuant to a WFR plan between April 22, 2012 and the present. Plaintiff Delaney’s claims were voluntarily dismissed effective November 28, 2016. On January 26, 2017, the court granted defendants’ motion to compel plaintiff Haragos to arbitration. Pursuant to the terms of Mr. Haragos’ WFR release, the parties engaged in mediation on March 1, 2017 and reached a confidential settlement of Haragos’ individual claims. On March 28, 2017, the court dismissed Haragos’ class claims without prejudice.

Wall v. Hewlett-Packard Enterprise Company and HP Inc.: This certified California class action and Private Attorney General Act action was filed against Hewlett-Packard Company on January17, 2012 and the fifth (and operative) amended complaint was filed against HP Inc. and Hewlett Packard Enterprise Company on June 28, 2016. The complaint alleges that the defendants paid earned incentive compensation late and failed to timely pay final wages. On August 9, 2016, the court ordered the class certified without prejudice to a future motion to amend or modify the class certification order or to decertify. Trial is set to begin on May 22, 2017.

Realtime Data LLC: Realtime Data LLC (“Realtime”) filed three patent infringement actions in the Eastern District of Texas against HPE. The first was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services and Oracle (“Oracle matter”) and accuses HP’s Proliant servers running Oracle’s Solaris, HPE’s StoreOnce, and HPE’s Vertica. Oracle has agreed to indemnify HPE for all claims against HPE related to Oracle’s Solaris, including databases running Solaris with the ZFS file system on HP ProLiant servers. Following a March 23, 2017 mediation, Oracle and Realtime reached a settlement. It is unclear whether their agreement has been finalized. No stipulated judgment or joint motion to dismiss has been filed to date, although the parties notified the Court that an agreement has been reached in principle. The second lawsuit was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services, and SAP America Inc., Sybase Inc. (“SAP matter”) and accuses HP’s Converged Systems running SAP Hana. SAP agreed to indemnify HPE and HPES for the SAP related products. On June 16, 2016, SAP reached a settlement agreement with Realtime, which led to the dismissal of all of HPE’s products indemnified by SAP. The third lawsuit was filed on February 26, 2016 (amended on August 15, 2016) against Hewlett Packard Enterprise Company, HP Enterprise Services, and Silver Peak Systems, Inc. (“Silver Peak”), and accuses HPE’s StoreOnce, 3Par StoreServe, Connected MX, Connected Backup, and LiveVault. On November 17, 2016, the Magistrate Judge granted HPE and Realtime’s joint motion to sever and consolidate the Oracle and Silver Peak matters. There are seven patents asserted in the remaining lawsuits. The patents generally relate to data compression techniques used to conserve storage space. HPE and the joint defense group have filed several inter partes review petitions with the Patent Trial and Appeal Board on all seven asserted patents. On February 3, 2017, the Magistrate Judge granted HPE’s Motion to Stay Pending Inter Partes Review.

Environmental

Seattle’s operations are or may in the future become subject to various federal, state, local and foreign laws and regulations concerning environmental protection, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the energy consumption of operations. Seattle could incur substantial costs and it could face other sanctions, if it were to violate or become liable under environmental laws. Seattle’s potential exposure includes fines and civil or criminal sanctions, third-party property damage or personal injury claims and cleanup costs. The amount and timing of costs to comply with environmental laws are difficult to predict.

In particular, Seattle may become a party to, or otherwise involved in, proceedings brought by U.S. or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act known as “Superfund,” or other federal, state or foreign laws and regulations addressing the cleanup of contaminated sites, and may become a party to, or otherwise involved in, proceedings brought by private parties for contribution towards cleanup costs. Seattle is also contractually obligated to make financial contributions to address actions related to certain environmental liabilities, both ongoing and arising in the future, pursuant to the Separation and Distribution Agreement with Hewlett Packard Enterprise Company.

Note 15: Indemnifications

In the ordinary course of business, Seattle enters into contractual arrangements under which Seattle provides indemnifications to certain vendors and customers against claims of intellectual property infringement made by third parties arising from the use by such vendors and customers of Seattle’s software products and services and certain other matters. Some indemnifications may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

Note 16: Commitments

Lease Commitments

Seattle leases certain real and personal property under non-cancelable operating leases. Certain leases require Seattle to pay property taxes, insurance and routine maintenance and include renewal options and escalation clauses. Rent expense was $34 million in fiscal 2016, $52 million in fiscal 2015 and $42 million in fiscal 2014.

As of October 31, 2016, future minimum lease commitments were as follows:

Fiscal year	In millions
2017	$38
2018	34
2019	30
2020	25
2021	23
Thereafter	39
Less: Sublease rental income	(3)
Total	$186

Unconditional Purchase Obligations

At October 31, 2016, Seattle had unconditional purchase obligations of approximately $8 million. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Seattle and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. These unconditional purchase obligations are related principally to software maintenance and support services. Unconditional purchase obligations exclude agreements that are cancelable without penalty.

As of October 31, 2016, future unconditional purchase obligations were as follows:

Fiscal year	In millions
2017	$2
2018	2
2019	1
2020	1
2021	1
Thereafter	1
Total	$8

Note 17: Geographic Information

Major Customers

No single customer represented 10% or more of Seattle’s total net revenue in any fiscal year presented.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location. For each of the fiscal years 2016, 2015 and 2014, other than the U.S., no country represented more than 10% of Seattle’s net revenue.

Net revenue by country in which Seattle operates was as follows:

	For the fiscal years ended October 31
	2016	2015	2014
	In millions
U.S.	$1,580	$1,797	$1,989
Other countries	1,615	1,825	1,944
Total net revenue	$3,195	$3,622	$3,933

As of October 31, 2016, 2015 and 2014 only the U.S. represented 10% or more of net assets.

Net property, plant and equipment by country in which Seattle operates was as follows:

	As of October 31
	2016	2015
	In millions
U.S.	$92	$97
India	21	7
Other countries	27	30
Total net property, plant and equipment	$140	$134

Note 18: Subsequent Events

Seattle evaluated subsequent events for recognition or disclosure through April 14, 2017, the date Combined Financial Statements were available to be issued.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Condensed Combined Statements of Operations

(Unaudited)

	Three months ended January 31
	2017	2016
	In millions
Net revenue:
License	$170	$187
Support.	387	425
Professional services	89	96
Software-as-a-service	75	72
Total net revenue	721	780

Costs and expenses:
Cost of license revenue	18	21
Cost of support revenue	65	71
Cost of professional services revenue	84	88
Cost of software-as-a-service revenue	41	41
Research and development	129	154
Selling, general and administrative	259	303
Amortization of intangible assets	35	40
Restructuring charges	33	36
Acquisition and other related charges	1	1
Defined benefit plan remeasurement benefit	(1)	—
Separation costs	74	9
Total costs and expenses	738	764
(Loss) earnings from operations	(17)	16
Interest and other, net	(1)	(1)
(Loss) earnings before taxes	(18)	15
Benefit from taxes	4	4
Net (loss) earnings	$(14)	$19

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Condensed Combined Statements of Comprehensive (Loss) Income

(Unaudited)

	Three months ended January 31
	2017	2016
	In millions
Net (loss) earnings	$(14)	$19
Other comprehensive loss before taxes:
Change in net unrealized (losses) gains on available-for-sale securities:
Net unrealized losses arising during the period	(1)	(1)
	(1)	(1)
Change in net unrealized gains (losses) on cash flow hedges:
Net unrealized gains arising during the period	3	2
Net gains reclassified into earnings	(2)	(1)
	1	1
Change in cumulative translation adjustment	—	(1)
Other comprehensive loss before taxes	—	(1)
Benefit from taxes	—	—
Other comprehensive loss, net of taxes	—	(1)
Comprehensive (loss) income	$(14)	$18

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Condensed Combined Balance Sheets

(Unaudited)

	As of
	January 31, 2017	October 31, 2016
	In millions
ASSETS
Current assets:
Cash and cash equivalents	$109	$130
Accounts receivable	495	665
Other current assets	102	97
Total current assets	706	892
Property, plant and equipment	135	140
Goodwill	8,089	8,089
Intangible assets	374	409
Deferred tax assets	990	1,024
Other assets	135	93
Total assets	$10,429	$10,647

LIABILITIES AND EQUITY
Current liabilities:
Capital lease obligations, short-term	$16	$15
Accounts payable	53	65
Employee compensation and benefits	177	273
Taxes on earnings	174	204
Deferred revenue	819	765
Accrued restructuring	31	45
Other accrued liabilities	137	142
Total current liabilities	1,407	1,509
Capital lease obligations, long-term	22	21
Other liabilities	564	526
Commitments and contingencies
Equity:
Parent company investment	8,481	8,636
Accumulated other comprehensive loss	(45)	(45)
Total equity	8,436	8,591
Total liabilities and equity	$10,429	$10,647

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Condensed Combined Statements of Cash Flows

(Unaudited)

	Three months ended January 31
	2017	2016
	In millions
Cash flows from operating activities:
Net (loss) earnings	$(14)	$19
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	49	58
Stock-based compensation expense	17	17
Provision for doubtful accounts	—	1
Restructuring charges	33	36
Deferred taxes on earnings	34	(53)
Excess tax benefit from stock-based compensation	(7)	—
Other, net	—	4
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	170	136
Accounts payable	(13)	15
Taxes on earnings	(2)	—
Restructuring	(40)	(17)
Other assets and liabilities	(49)	(49)
Net cash provided by operating activities	178	167

Cash flows from investing activities:
Investment in property, plant and equipment	(7)	(7)
Proceeds from sale of property, plant and equipment	—	1
Purchases of available-for-sale securities and other investments	(1)	—
Net cash used in investing activities	(8)	(6)

Cash flows from financing activities:
Principal payments on capital lease obligations	(3)	(3)
Net transfers to Parent	(195)	(125)
Excess tax benefit from stock-based compensation	7	—
Net cash used in financing activities	(191)	(128)

(Decrease) increase in cash and cash equivalents	(21)	33
Cash and cash equivalents at beginning of period	130	150
Cash and cash equivalents at end of period	$109	$183

Supplemental schedule of non-cash investing and financing activities:
Property, plant and equipment acquired through capital leases	$5	$2

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Condensed Combined Statements of Equity

(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
	In millions
Balance at October 31, 2016	$8,636	$(45)	$8,591
Net loss	(14)		(14)
Other comprehensive income		—	—
Comprehensive loss			(14)
Net transfers to Parent	(141)		(141)
Balance at January 31, 2017	$8,481	$(45)	$8,436
	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
	In millions
Balance at October 31, 2015	$8,797	$(51)	$8,746
Net earnings	19		19
Other comprehensive loss		(1)	(1)
Comprehensive income			18
Net transfers to Parent	(146)		(146)
Balance at January 31, 2016	$8,670	$(52)	$8,618

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

Seattle SpinCo, Inc.
The Software Segment of Hewlett Packard Enterprise Company

Notes to Condensed Combined Financial Statements

(Unaudited)

Note 1: Overview and Summary of Significant Accounting Policies

Background

The Software Segment (“Seattle SpinCo, Inc.” or “Seattle”) of Hewlett Packard Enterprise Company (“HPE”) provides big data platform analytics, security and information governance, application testing and delivery management, and IT operations management solutions for businesses and other enterprises of all sizes. Seattle’s offerings include licenses, support, professional services and software-as-a-service (“SaaS”). Seattle consists of one reportable segment, the development and sale of software solutions.

HPE was spun off by Hewlett-Packard Company in a November 1, 2015 transaction in which HP Inc., formerly known as Hewlett-Packard Company, separated into two independent publicly traded companies. Accordingly, the term “Parent” refers to the Hewlett-Packard Company for periods prior to November 1, 2015 and to HPE from November 1, 2015 onward.

On September 7, 2016, HPE announced plans for a spin-off and merger of Seattle with Micro Focus International plc (“Micro Focus”) (the “Transactions”), which will create a pure-play enterprise software company. Upon the completion of the Transactions, which are currently anticipated to close on September 1, 2017, shareholders of HPE will own shares of both HPE and 50.1% of the new combined company. The Transactions are subject to certain customary closing conditions.

Basis of Presentation

These Condensed Combined Financial Statements of Seattle were derived from the Condensed Consolidated Financial Statements and accounting records of Parent as if Seattle were operated on a standalone basis during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Condensed Combined Balance Sheet as of October 31, 2016 included herein was derived from Seattle’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP. As such, Seattle’s Condensed Combined Financial Statements should be read in conjunction with Seattle’s audited Combined Financial Statements and accompanying notes for the fiscal year ended October 31, 2016. There have been no changes to Seattle’s significant accounting policies described in Seattle’s audited Combined Financial Statements for the fiscal year ended October 31, 2016 that have had a material impact on its Condensed Combined Financial Statements and related notes.

The Condensed Combined Statements of Operations and Comprehensive (Loss) Income of Seattle reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of Seattle and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Seattle. These allocations may not, however, reflect the expenses Seattle would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Seattle had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

The Condensed Combined Balance Sheets of Seattle include Parent assets and liabilities that are specifically identifiable or otherwise attributable to Seattle, including subsidiaries and affiliates in which Parent has a controlling financial interest or is the primary beneficiary. Parent’s cash has not been assigned to Seattle for any of the periods presented because those cash balances are not directly attributable to Seattle. Seattle reflects transfers of cash to and from Parent’s cash management system as a component of Parent company investment in the Condensed Combined Balance Sheets. Parent’s long-term debt has not been attributed to Seattle for any of the periods presented because Parent’s borrowings are not the legal obligation of Seattle.

Parent maintains various benefit and stock-based compensation plans. Seattle’s employees participate in those programs and a portion of the cost of those plans is included in Seattle’s Condensed Combined Financial Statements. However, Seattle’s Condensed Combined Balance Sheets do not include any net benefit plan obligations as no Parent benefit plan included only active, retired and other former Seattle employees. Seattle’s Condensed Combined Balance Sheets also do not include any equity related to stock-based compensation plans. See Note 3, “Retirement and Post-Retirement Benefit Plans,” and Note 4, “Stock-Based Compensation,” for a further discussion.

In the opinion of management, the accompanying unaudited Condensed Combined Financial Statements of Seattle contain all adjustments, including normal recurring adjustments, necessary to present fairly Seattle’s financial position as of January 31, 2017 and its results of operations and cash flows for the three months ended January 31, 2017 and 2016. Seattle’s results of operations and cash flows for the three months ended January 31, 2017 are not necessarily indicative of the results to be expected for the full fiscal year

Principles of Combination

The Condensed Combined Financial Statements include Seattle’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of Seattle have been eliminated.

Intercompany transactions between Seattle and Parent other than leases with Parent’s wholly-owned leasing subsidiary (see below) are considered to be effectively settled in the Condensed Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows within financing activities and in the Condensed Combined Balance Sheets within Parent company investment.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in Seattle’s Condensed Combined Financial Statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments that affect the carrying amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond Seattle’s control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on Seattle’s results of operations, financial position and cash flows.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of Seattle’s Condensed Combined Financial Statements:

•	revenue recognition;
•	restructuring;
•	taxes on earnings;
•	business combinations;
•	goodwill;
•	intangible assets and long-lived assets; and
•	loss contingencies.

Leases with Parent’s Wholly-owned Leasing Subsidiary

Seattle enters into leasing arrangements with Parent’s wholly-owned leasing subsidiary, HPE Financial Services, which are cash settled on a recurring basis in accordance with the contractual terms of the leasing arrangements. These leasing arrangements are accounted for as capital leases or operating leases based on the contractual terms of the leasing arrangements. Capital lease obligations are presented on the face of the Condensed Combined Balance Sheets at the outstanding principal amount, which approximates fair value, and principal payments on these obligations are reflected on a separate line within financing activities in the Condensed Combined Statements of Cash Flows.

Recently Adopted Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (“FASB”) amended the existing accounting standards for income taxes. The amendments require companies to report their deferred tax assets and liabilities each as a single non-current item on their classified balance sheets. Seattle elected to early adopt the amendments and applied them retrospectively to all periods presented in Seattle’s Condensed Combined Financial Statements, as permitted by the standard.

In September 2015, the FASB amended existing accounting standards to simplify the accounting for measurement period adjustments to provisional amounts recognized in a business combination. The amendments require all such adjustments to be recognized in the period they are determined. Adjustments related to previous reporting periods since the acquisition date must be disclosed by income statement line item, either on the face of the income statement or within the footnotes. Seattle elected to early adopt the amendments in the first quarter of fiscal 2016, as permitted by the standard. The adoption of the amendments did not have a material impact on Seattle’s Condensed Combined Financial Statements.

In April 2015, the FASB amended the existing accounting standards for intangible assets. The amendments provide explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The amendments also eliminate the practice of accounting for software licenses as executory contracts which may result in more software assets being capitalized. Seattle adopted the amendments in the first quarter of fiscal 2017. The adoption of the amendments did not have a material impact on Seattle’s Condensed Combined Financial Statements.

Recently Enacted Accounting Pronouncements

In January 2017, the FASB amended the existing accounting standards for intangible assets. The amendments simplify how an entity is required to test goodwill for impairment by eliminating the second step of the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The amendments will be applied on a prospective basis. Seattle is required to adopt the guidance in the first quarter of fiscal 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Seattle is currently evaluating the timing and the impact of these amendments on its Condensed Combined Financial Statements.

In October 2016, the FASB amended the existing accounting standards for income taxes. The amendments require the recognition of the income tax consequences for intra-entity transfers of assets other than inventory when the transfer occurs. Under current U.S. GAAP, current and deferred income taxes for intra-entity asset transfers are not recognized until the asset has been sold to an outside party. The amendments will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Seattle is required to adopt the guidance in the first quarter of fiscal 2019. Early adoption is permitted. Seattle is currently evaluating the timing and the impact of these amendments on its Condensed Combined Financial Statements.

In August 2016, the FASB amended the existing accounting standards for the statement of cash flows. The amendments provide guidance on eight classification issues related to the statement of cash flows. Seattle is required to adopt the guidance in the first quarter of fiscal 2019. The amendments should be applied retrospectively to all periods presented. For issues that are impracticable to apply retrospectively, the amendments may be applied prospectively as of the earliest date practicable. Early adoption is permitted, including adoption in an interim period. Seattle is currently evaluating the timing and the impact of these amendments on its Condensed Combined Financial Statements.

In June 2016, the FASB amended the existing accounting standards for the measurement of credit losses. The amendments require an entity to estimate its lifetime expected credit loss for most financial instruments, including trade and lease receivables, and record an allowance for the portion of the amortized cost the entity does not expect to collect. The estimate of expected credit losses should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Seattle is required to adopt the guidance in the first quarter of fiscal 2021. Early adoption is permitted beginning in fiscal 2020. Seattle is currently evaluating the timing and the impact of these amendments on its Condensed Combined Financial Statements.

In March 2016, the FASB amended the existing accounting standards for employee share-based payment arrangements. The amendments require all excess tax benefits and tax deficiencies associated with share-based payments to be recognized as income tax expense or income tax benefit, rather than as additional paid-in capital. The amendments also increase the amount an employer can withhold in order to cover personal income taxes on awards, allows companies to recognize forfeitures of awards as they occur, and requires companies to present excess tax benefits from stock-based compensation as an operating activity in the statement of cash flows rather than as a financing activity. Seattle is required to adopt the guidance in the first quarter of fiscal 2018. Early adoption is permitted. Seattle is currently evaluating the timing and the impact of these amendments on its Condensed Combined Financial Statements.

In February 2016, the FASB amended the existing accounting standards for leases. The amendments require lessees to record, at lease inception, a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term on their balance sheets. Lessees may elect to not recognize lease liabilities and ROU assets for most leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives received and the lessee’s initial direct costs. For finance leases, lease expense will be the sum of interest on the lease obligation and amortization of the ROU asset, resulting in a front-loaded expense pattern. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The current sale-leaseback guidance, including guidance applicable to real estate, is also replaced with a new model for both lessees and lessors. Seattle is required to adopt the guidance in the first quarter of fiscal 2020 using a modified retrospective approach. Early adoption is permitted. Seattle is currently evaluating the timing and the impact of these amendments on its Condensed Combined Financial Statements.

In May 2014, the FASB amended the existing accounting standards for revenue recognition. The amendments are based on the principle that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date, with an option of applying the standard on the original effective date, which for Seattle is the first quarter of fiscal 2018. In accordance with this deferral, Seattle is required to adopt these amendments in the first quarter of fiscal 2019. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. Seattle plans to adopt the new revenue standard in the first quarter of fiscal 2019, beginning on November 1, 2018, using the modified retrospective method and is currently evaluating the impact on its Condensed Combined Financial Statements.

Note 2: Restructuring

Summary of Restructuring Plans

Restructuring charges of $33 million and $36 million were recorded by Seattle during the three months ended January 31, 2017 and 2016, respectively, based on restructuring activities impacting Seattle’s employees and infrastructure as well as an allocation of restructuring charges related to Parent’s corporate and shared functional employees and infrastructure. Allocated restructuring charges related to Parent’s corporate and shared functional employees and infrastructure were $2 million and $1 million during the three months ended January 31, 2017 and 2016, respectively. Restructuring activities related to Seattle’s employees and infrastructure (“Direct Restructuring”), summarized by plan were as presented in the table below:

	Fiscal 2015 Plan		Fiscal 2012 Plan
	Employee Severance	Infrastructure and other	Employee Severance and EER	Total
	In millions
Liability as of October 31, 2016	$43	$9	$3	$55
Charges	27	4	—	31
Cash payments	(34)	(5)	(1)	(40)
Non-cash items	(9)	—	—	(9)
Liability as of January 31, 2017	$27	$8	$2	$37
Total costs incurred to date as of January 31, 2017	$102	$24	$193	$319
Total costs expected to be incurred as of January 31, 2017	$115	$24	$193	$332

The current restructuring liability reported in Accrued restructuring in the Condensed Combined Balance Sheets at January 31, 2017 and October 31, 2016 was $31 million and $45 million, respectively. The long-term restructuring liability reported in Other liabilities in the Condensed Combined Balance Sheets at January 31, 2017 and October 31, 2016 was $6 million and $10 million, respectively.

Fiscal 2015 Restructuring Plan

On September 14, 2015, Parent’s Board of Directors approved a restructuring plan (the “2015 Plan”) which will be implemented through fiscal 2018. As part of the 2015 Plan, Seattle expects up to approximately 2,000 employees to exit Seattle by the end of 2018. The changes to the workforce will vary by country, based on local legal requirements and consultations with employee works councils and other employee representatives, as appropriate. Seattle estimates that it will incur aggregate pretax charges in connection with the 2015 plan of approximately $139 million through fiscal 2018, of which approximately $115 million relates to workforce reductions and approximately $24 million primarily relates to real estate consolidation.

Fiscal 2012 Restructuring Plan

On May 23, 2012, Parent adopted a multiyear restructuring plan (the “2012 Plan”) designed to simplify business processes, accelerate innovation and deliver better results for customers, employees and stockholders. As of January 31, 2017 Seattle had eliminated approximately 2,500 positions in connection with the 2012 Plan, with a portion of those employees exiting Seattle as part of voluntary enhanced early retirement (“EER”) programs in the U.S. and in certain other countries. The 2012 Plan is substantially complete, with no further positions being eliminated. Seattle recognized $193 million in total aggregate charges in connection with the 2012 Plan, all related to workforce reductions, including the EER programs.

Note 3: Retirement and Post-Retirement Benefit Plans

Defined Benefit Plans

Certain eligible employees, retirees and other former employees of Seattle participate in certain U.S. and international defined benefit pension plans offered by Parent. These plans whose participants included both Seattle employees and other employees of Parent are accounted for as multiemployer benefit plans and as such, the related net benefit plan obligations of these Shared plans are not included in the Condensed Combined Balance Sheets. The related benefit plan expense has been allocated to Seattle based on Seattle’s labor costs and allocations of corporate and other shared functional personnel.

Pension Benefit Expense

Seattle’s total net pension benefit expense recognized in the Condensed Combined Statements of Operations was $2 million and $1 million for the three months ended January 31, 2017 and 2016, respectively. The amount for the three month period ended January 31, 2017 includes a pre-tax benefit of $1 million resulting from the remeasurement of certain Parent pension plans which were separated during the period, which has been recorded within Defined benefit plan remeasurement benefit in the Condensed Combined Statement of Operations.

Note 4: Stock-Based Compensation

Certain of Seattle’s employees participate in stock-based compensation plans sponsored by Parent. Parent’s stock-based compensation plans include incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on Parent’s common shares and, as such, are not reflected in Seattle’s Condensed Combined Statements of Equity. Stock-based compensation expense includes expense attributable to Seattle based on the awards and terms previously granted under Parent’s incentive compensation plan to Seattle’s employees and an allocation of Parent’s corporate and shared functional employee expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Seattle would have experienced as an independent company for the periods presented.

Stock-Based Compensation Expense and Related Income Tax Benefits

Stock-based compensation expense and the resulting tax benefits recognized by Seattle were as follows:

	Three months ended January 31
	2017	2016
	In millions
Cost of revenue	$3	$2
Research and development	4	4
Selling, general and administrative	9	11
Separation costs	1	—
Stock-based compensation expense	17	17
Income tax benefit	(3)	(3)
Stock-based compensation expense, net of tax	$14	$14

Stock-based compensation expense includes an allocation of Parent’s corporate and shared functional employee expenses of $4 million for the three months ended January 31, 2017 and 2016.

Restricted Stock Awards

A summary of restricted stock award activity for Seattle employees is as follows:

	Three months ended January 31, 2017
	Shares	Weighted- Average Grant Date Fair Value Per Share
	In thousands
Outstanding at beginning of period	6,408	$15
Granted	1,384	$25
Vested	(1,868)	$15
Forfeited	(206)	$17
Employee transition(1)	(841)	$15
Outstanding at end of period	4,877	$18
(1)	Employee transition amounts consist of restricted stock award activity for employees transitioning between Seattle and Parent.

As of January 31, 2017, total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards held by Seattle employees was $65 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.4 years.

Stock Options

Parent utilizes the Black-Scholes-Merton option valuation model to estimate the fair value of stock options subject to service-based vesting conditions. Parent estimates the fair value of stock options subject to performance-contingent vesting conditions using a combination of a Monte Carlo simulation model and a lattice model, as these awards contain market conditions. The weighted-average fair value per share and the assumptions used to measure fair value were as follows:

Three months ended January 31, 2017
Weighted-average fair value(1)	$6
Expected volatility(2)	25.7%
Risk-free interest rate(3)	2.0%
Expected dividend yield(4)	1.0%
Expected term in years(5)	6.1
(1)	The weighted-average fair value per share was based on stock options granted during the period.
(2)	The expected volatility was estimated using average historical volatility of selected peer companies.
(3)	The risk-free interest rate was estimated based on the yield on U.S. Treasury zero-coupon issues.
(4)	The expected dividend yield represents a constant dividend yield applied for the duration of the expected term of the option.
(5)	For options granted subject to service-based vesting, the expected term was estimated using the simplified method detailed in SEC Staff Accounting Bulletin No. 110. For performance-contingent stock options, the expected term represents an output from the lattice model.

A summary of stock option activity for Seattle employees is as follows:

	Three months ended January 31, 2017
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	In thousands		In years	In millions
Outstanding at beginning of period	4,561	$15
Granted	21	$25
Exercised	(378)	$14
Forfeited/cancelled/expired	(128)	$15
Employee transition(1)	(1,807)	$17
Outstanding at end of period	2,269	$14	4.9	$21
Vested and expected to vest at end of period	2,217	$14	4.8	$20
Exercisable at end of period	1,310	$12	3.6	$14
(1)	Employee transition amounts consist of option activity for employees transitioning between Seattle and Parent.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that Seattle employee option holders would have realized had all Seattle employee option holders exercised their options on January 31, 2017. The aggregate intrinsic value is the difference between Parent’s closing stock price on January 31, 2017 and the exercise price, multiplied by the number of in-the-money options. The total intrinsic value of options exercised by Seattle employees during the three months ended January 31, 2017 was $3 million.

As of January 31, 2017, total unrecognized pre-tax stock-based compensation expense related to stock option awards held by Seattle employees was $2 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.7 years.

Note 5: Taxes on Earnings

Seattle’s operating results are included in Parent’s various consolidated U.S. federal and state income tax returns, as well as non-U.S. tax filings. For purposes of Seattle’s Condensed Combined Financial Statements, provision for taxes and deferred tax balances have been recorded as if Seattle filed tax returns on a standalone basis separate from Parent using the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if Seattle was a separate taxpayer and a standalone enterprise for the periods presented.

Benefit from Taxes

Seattle’s effective tax rate was 22.2% and (26.7)% for the three months ended January 31, 2017 and 2016, respectively. Seattle’s effective tax rate generally differs from the U.S. federal statutory rate of 35% due to lower tax rates associated with Seattle’s earnings in certain non-U.S. jurisdictions. Seattle has not provided U.S. taxes for all foreign earnings because Seattle plans to reinvest certain earnings indefinitely outside the U.S.

For the three months ended January 31, 2017, Seattle recorded $8 million of net income tax benefits related to items unique to that period. These amounts included $30 million of income tax benefits related to restructuring and separation costs and $8 million of income tax benefits related to other items, the effects of which were partially offset by $30 million of income tax charges related to uncertain tax positions.

For the three months ended January 31, 2016, Seattle recorded $52 million of net income tax benefits related to items unique to that period. These amounts included $24 million of income tax benefits related to uncertain tax positions, $7 million of income tax benefits related to restructuring and separation costs and $21 million of income tax benefits related to other items.

Uncertain Tax Positions

Seattle is subject to income tax in the U.S. and approximately 70 other countries and is subject to routine corporate income tax audits in many of these jurisdictions. In addition, Parent is subject to numerous ongoing audits by federal, state and foreign tax authorities. Seattle believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from federal, state and foreign tax audits. Seattle regularly assesses the likely outcomes of these audits in order to determine the appropriateness of Seattle’s tax provision. Seattle adjusts its uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular audit. However, income tax audits are inherently unpredictable and there can be no assurance that Seattle will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in the Benefit from taxes and therefore the resolution of one or more of these uncertainties in any particular period could have a material impact on net earnings or cash flows.

As of January 31, 2017 and October 31, 2016, the amount of unrecognized tax benefits was $519 million and $479 million, respectively, of which up to $246 million and $204 million would affect Seattle’s effective tax rate if realized.

Seattle recognizes interest income from favorable settlements and interest expense and penalties accrued on unrecognized tax benefits in its Benefit from taxes in the Condensed Combined Statements of Operations. As of January 31, 2017, Seattle had accrued $147 million for interest and penalties.

Parent engages in continuous discussion and negotiation with taxing authorities regarding tax matters in various jurisdictions. Parent does not expect complete resolution of any U.S. Internal Revenue Service audit cycle within the next 12 months. However, it is reasonably possible that certain federal, foreign and state tax issues may be concluded in the next 12 months, including issues involving transfer pricing and other matters. Accordingly, Seattle believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to $250 million within the next 12 months.

With respect to major foreign and state tax jurisdictions, Parent is no longer subject to tax authority examinations for years prior to 2005. Seattle is subject to a foreign tax audit concerning an intercompany transaction for fiscal 2009. The relevant taxing authority has proposed an assessment of approximately $743 million. Parent is contesting this proposed assessment on behalf of Seattle.

Deferred Income Taxes

In the first quarter of fiscal 2016, Seattle adopted the amendment to the existing accounting standards for income taxes issued by the FASB in November 2015, and elected to apply it on a retrospective basis. As a result, all of Seattle’s deferred tax assets and liabilities are classified as non-current as of January 31, 2017 and October 31, 2016. See Note 1, “Overview and Basis of Presentation,” for more details.

Deferred tax assets and liabilities included in the Condensed Combined Balance Sheets were as follows:

	As of
	January 31, 2017	October 31, 2016
	In millions
Deferred tax assets	$990	$1,024
Deferred tax liabilities	(2)	(2)
Deferred tax assets net of deferred tax liabilities	$988	$1,022

Note 6: Balance Sheet Details

Balance sheet details were as follows:

Accounts Receivable

	As of
	January 31, 2017	October 31, 2016
	In millions
Accounts receivable:
Billed	$460	$631
Unbilled	39	41
Accounts receivable, gross	499	672
Allowance for doubtful accounts	(4)	(7)
	$495	$665

Seattle has third-party revolving short-term financing arrangements intended to facilitate the working capital requirements of certain customers. The recourse obligations associated with these short-term financing arrangements as of January 31, 2017 and October 31, 2016 were not material. The amount of trade receivables sold but not collected under these short-term financing arrangements was $1 million and $2 million at January 31, 2017 and October 31, 2016, respectively.

The allowance for doubtful accounts related to accounts receivable and changes therein were as follows:

Three months ended January 31, 2017
In millions
Balance at beginning of period	$7
Charges to provision for doubtful accounts, net	—
Deductions, net of recoveries	(3)
Balance at end of period	$4

Other Current Assets

	As of
	January 31, 2017	October 31, 2016
	In millions
Prepaid expenses	$26	$27
Prepaid income taxes	25	10
Value-added taxes receivable	21	22
Inventory	11	20
Other	19	18
	$102	$97

Property, Plant and Equipment

	As of
	January 31, 2017	October 31, 2016
	In millions
Buildings and leasehold improvements	$63	$64
Equipment and other	316	357
	379	421
Accumulated depreciation	(244)	(281)
	$135	$140

The gross property, plant and equipment and accumulated depreciation presented in the above table include property under capital leases and the related accumulated amortization, respectively. Property under capital leases is comprised primarily of equipment. Capital lease assets included in Property, plant and equipment in the Condensed Combined Balance Sheets were $66 million and $60 million as of January 31, 2017 and October 31, 2016, respectively. Accumulated amortization on the property under capital leases was $30 million and $26 million as of January 31, 2017 and October 31, 2016, respectively.

Depreciation expense for the three months ended January 31, 2017 and 2016 was $14 million and $15 million, respectively. The change in gross property, plant and equipment during the three months ended January 31, 2017 was due primarily to retirements and other items totaling $54 million offset by purchases and acquisitions through capital leases of $12 million. The change in accumulated depreciation during the three months ended January 31, 2017 was due primarily to $51 million of reductions related to disposals and other items.

Other Accrued Liabilities

	As of
	January 31, 2017	October 31, 2016
	In millions
Accrued taxes—other	$53	$64
Other	84	78
	$137	$142

Other Liabilities

	As of
	January 31, 2017	October 31, 2016
	In millions
Tax liability	$340	$310
Deferred revenue—long-term	172	154
Deferred tax liability	2	2
Other	50	60
	$564	$526

Note 7: Intangible Assets

Intangible assets consist of:

	As of January 31, 2017
	Gross	Accumulated Amortization	Accumulated Impairment Loss	Net
	In millions
Customer contracts, customer lists and distribution agreements	$1,221	$(288)	$(822)	$111
Developed and core technology and patents	3,150	(749)	(2,144)	257
Trade name and trade marks	127	(12)	(109)	6
Total intangible assets	$4,498	$(1,049)	$(3,075)	$374
	As of October 31, 2016
	Gross	Accumulated Amortization	Accumulated Impairment Loss	Net
	In millions
Customer contracts, customer lists and distribution agreements	$1,221	$(278)	$(822)	$121
Developed and core technology and patents	3,153	(728)	(2,144)	281
Trade name and trade marks	127	(11)	(109)	7
Total intangible assets	$4,501	$(1,017)	$(3,075)	$409

During the three months ended January 31, 2017, $3 million of intangible assets became fully amortized and were eliminated from gross intangible assets and accumulated amortization.

As of January 31, 2017, estimated future amortization expense related to finite-lived intangible assets was as follows:

Fiscal year	In millions
2017 (nine months)	$99
2018	109
2019	85
2020	77
2021	4
Total	$374

Note 8: Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Seattle uses valuation techniques that are based upon observable and unobservable inputs. Observable inputs are developed using market data such as publicly available information and reflect the assumptions market participants would use, while unobservable inputs are developed using the best information available about the assumptions market participants would use. Assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3—Unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

The following table presents Seattle’s assets and liabilities that are measured at fair value on a recurring basis:

	As of January 31, 2017				As of October 31, 2016
	Fair Value Measured Using				Fair Value Measured Using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	In millions
Assets
Cash Equivalents and Investments:
Time deposits	$—	$11	$—	$11	$—	$11	$—	$11
Money market funds	69	—	—	69	95	—	—	95
Foreign bonds	—	30	—	30	—	27	—	27
Derivative Instruments:
Foreign exchange contracts	—	3	—	3	—	3	—	3
Total assets	$69	$44	$—	$113	$95	$41	$—	$136
Liabilities
Derivative Instruments:
Foreign exchange contracts	$—	$—	$—	$—	$—	$1	$—	$1
Total liabilities	$—	$—	$—	$—	$—	$1	$—	$1

During the three months ended January 31, 2017, there were no transfers between levels within the fair value hierarchy.

Valuation Techniques

Cash Equivalents and Investments: Seattle holds time deposits, money market funds and debt securities primarily consisting of foreign government bonds. Seattle values cash equivalents using quoted market prices, alternative pricing sources, including net asset value, or models utilizing market observable inputs. The fair value of debt investments was based on quoted market prices or model-driven valuations using inputs primarily derived from or corroborated by observable market data. Investments are included in the Condensed Combined Balance Sheets as components of Other current assets and Other assets.

Derivative Instruments: Seattle uses forward contracts and total return swaps to hedge certain foreign currency exposures. Seattle uses industry standard valuation models to measure fair value. Where applicable, these models project future cash flows and discount the future amounts to present value using market-based observable inputs, including interest rate curves, Parent and counterparty credit risk, foreign exchange rates, and forward and spot prices for currencies and interest rates. See Note 9, “Financial Instruments,” for a further discussion of Seattle’s use of derivative instruments.

Other Fair Value Disclosures

Other Financial Instruments: For the balance of Seattle’s financial instruments, primarily accounts receivable, accounts payable and financial liabilities included in Other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. If measured at fair value in the Condensed Combined Balance Sheets, these other financial instruments would be classified in Level 2 or Level 3 of the fair value hierarchy.

Non-Financial Assets: Seattle’s non-financial assets, such as intangible assets, goodwill and property, plant and equipment, are recorded at fair value in the period an impairment charge is recognized. If measured at fair value in the Condensed Combined Balance Sheets, these would generally be classified in Level 3 of the fair value hierarchy.

Note 9: Financial Instruments

Cash Equivalents and Available-for-Sale Investments

Cash equivalents and available-for-sale investments were as follows:

	As of January 31, 2017				As of October 31, 2016
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	In millions
Cash Equivalents:
Money market funds	$69	$—	$—	$69	$95	$—	$—	$95
Total cash equivalents	69	—	—	69	95	—	—	95
Available-for-Sale Investments:
Debt securities:
Time deposits	11	—	—	11	11	—	—	11
Foreign bonds	24	6	—	30	20	7	—	27
Total debt securities	35	6	—	41	31	7	—	38
Total available-for-sale investments	35	6	—	41	31	7	—	38
Total cash equivalents and available-for-sale investments	$104	$6	$—	$110	$126	$7	$—	$133

All highly liquid investments with original maturities of three months or less at the date of acquisition are considered cash equivalents. As of January 31, 2017 and October 31, 2016, the carrying amount of cash equivalents approximated fair value due to the short period of time to maturity. Time deposits were primarily issued by institutions outside the U.S. as of January 31, 2017 and October 31, 2016. The estimated fair value of the available-for-sale investments may not be representative of values that will be realized in the future.

Contractual maturities of investments in available-for-sale debt securities were as follows:

	As of January 31, 2017
	Amortized Cost	Fair Value
	In millions
Due in more than five years	$35	$41

Derivative Instruments

Seattle is a global company exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Seattle uses derivative instruments, primarily forward contracts and total return swaps, to hedge certain foreign currency exposures. Seattle’s objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, thereby reducing volatility of earnings or protecting the fair value of assets and liabilities. Seattle does not have any leveraged derivatives and does not use derivative contracts for speculative purposes. Seattle may designate its derivative contracts as cash flow hedges. Additionally, for derivatives not designated as hedging instruments, Seattle categorizes those economic hedges as other derivatives. Derivative instruments directly attributable to Seattle are recognized at fair value in the Condensed Combined Balance Sheets. The change in fair value of the derivative instruments is recognized in the Condensed Combined Statements of Operations or Condensed Combined Statements of Comprehensive (Loss) Income dependent upon the type of hedge as further discussed below. Seattle classifies cash flows from its derivative programs with the activities that correspond to the underlying hedged items in the Condensed Combined Statements of Cash Flows.

As a result of its use of derivative instruments, Seattle is exposed to the risk that its counterparties will fail to meet their contractual obligations. To mitigate counterparty credit risk, Seattle has a policy of only entering into derivative contracts with carefully selected major financial institutions based on their credit ratings and other factors, and Seattle maintains dollar risk limits that correspond to each financial institution’s credit rating and other factors. Seattle’s established policies and procedures for mitigating credit risk include reviewing and establishing limits for credit exposure and periodically reassessing the creditworthiness of its counterparties. Seattle participates in Parent’s master netting agreements, which further mitigates credit exposure to counterparties by permitting Seattle to net amounts due from Seattle to counterparty against amounts due to Seattle from the same counterparty under certain conditions.

To further mitigate credit exposure to counterparties, Seattle participates in Parent’s collateral security agreements, which allow Seattle to hold collateral from, or require Seattle to post collateral to, counterparties when aggregate derivative fair values exceed contractually established thresholds which are generally based on the credit ratings of Parent and its counterparties. If Parent’s credit rating falls below a specified credit rating, the counterparty has the right to request full collateralization of the derivatives’ net liability position. Conversely, if the counterparty’s credit rating falls below a specified credit rating, the Parent has the right to request full collateralization of the derivatives’ net asset position. Collateral is generally posted within two business days.

Under Seattle’s derivative contracts, the counterparty can terminate all outstanding trades following a covered change of control event affecting Seattle that results in the surviving entity being rated below a specified credit rating. This credit contingent provision did not affect Seattle’s financial position or cash flows as of January 31, 2017 and October 31, 2016.

Cash Flow Hedges

Seattle uses forward contracts designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted net revenue and, to a lesser extent, cost of revenue, operating expenses and intercompany loans denominated in currencies other than the U.S. dollar. Seattle’s foreign currency cash flow hedges mature generally within twelve months; however, forward contracts associated with intercompany loans extend for the duration of the loan term, which typically range from two to five years.

For derivative instruments that are designated and qualify as cash flow hedges, Seattle initially records changes in fair value for the effective portion of the derivative instrument in Accumulated other comprehensive loss in the Condensed Combined Balance Sheets and subsequently reclassifies these amounts into earnings in the period during which the hedged transaction is recognized in the Condensed Combined Statement of Operations. Seattle reports the effective portion of its cash flow hedges in the same financial statement line item as changes in the fair value of the hedged item.

Other Derivatives

Other derivatives not designated as hedging instruments consist primarily of forward contracts used to hedge foreign currency-denominated balance sheet exposures. Seattle also uses total return swaps based on equity or fixed income indices to hedge its executive deferred compensation plan liability.

For derivative instruments not designated as hedging instruments, Seattle recognizes changes in fair value of the derivative instrument, as well as the offsetting change in the fair value of the hedged item, in Interest and other, net, in the Condensed Combined Statements of Operations in the period of change.

Hedge Effectiveness

For forward contracts designated as cash flow hedges, Seattle measures hedge effectiveness by comparing the cumulative change in fair value of the hedge contract with the cumulative change in fair value of the hedged item, both of which are based on forward rates. Seattle recognizes any ineffective portion of the hedge in the Condensed Combined Statements of Operations in the same period in which ineffectiveness occurs. Amounts excluded from the assessment of effectiveness are recognized in the Condensed Combined Statements of Operations in the period they arise.

Fair Value of Derivative Instruments in the Condensed Combined Balance Sheets

The gross notional and fair value of derivative instruments in the Condensed Combined Balance Sheets was as follows:

	As of January 31, 2017
		Fair Value
	Outstanding Gross Notional	Other Current Assets	Other Accrued Liabilities
	In millions
Derivatives designated as hedging instruments
Cash flow hedges:
Foreign currency contracts	$102	$3	$—
Total derivatives designated as hedging instruments	102	3	—
Derivatives not designated as hedging instruments
Other derivatives	5	—	—
Total derivatives not designated as hedging instruments	5	—	—
Total derivatives	$107	$3	$—
	As of October 31, 2016
		Fair Value
	Outstanding Gross Notional	Other Current Assets	Other Accrued Liabilities
	In millions
Derivatives designated as hedging instruments
Cash flow hedges:
Foreign currency contracts	$155	$3	$1
Total derivatives designated as hedging instruments	155	3	1
Derivatives not designated as hedging instruments
Other derivatives	11	—	—
Total derivatives not designated as hedging instruments	11	—	—
Total derivatives	$166	$3	$1

Offsetting of Derivative Instruments

Seattle recognizes all derivative instruments on a gross basis in the Condensed Combined Balance Sheets. Seattle participates in Parent’s master netting arrangements and collateral security arrangements. Seattle does not offset the fair value of its derivative instruments against the fair value of cash collateral posted under Parent’s collateral security agreements. As of January 31, 2017 and October 31, 2016, information related to the potential effect of Seattle’s use of Parent’s master netting agreements and collateral security agreements was as follows:

As of January 31, 2017
In the Condensed Combined Balance Sheets
	(i)	(ii)	(iii) = (i)−(ii)	(iv)	(v)	(vi) = (iii)−(iv)−(v)
	Gross Amount Recognized	Gross Amount Offset	Net Amount Presented	Gross Amounts Not Offset		Net Amount
				Derivatives	Financial Collateral
In millions
Derivative assets	$3	$—	$3	$—	$—	$3
Derivative liabilities	$—	$—	$—	$—	$—	$—

	As of October 31, 2016
	In the Condensed Combined Balance Sheets
	(i)	(ii)	(iii) = (i)−(ii)	(iv)	(v)	(vi) = (iii)−(iv)−(v)
	Gross Amount Recognized	Gross Amount Offset	Net Amount Presented	Gross Amounts Not Offset		Net Amount
				Derivatives	Financial Collateral
	In millions
Derivative assets	$3	$—	$3	$—	$—	$3
Derivative liabilities	$1	$—	$1	$—	$—	$1

Effect of Derivative Instruments on the Condensed Combined Statements of Operations

The pre-tax effect of derivative instruments in cash flow hedging relationships for the three months ended January 31, 2017 and 2016 was as follows:

	Gains (Losses) Recognized in Other Comprehensive Loss on Derivatives (Effective Portion)		Gains (Losses) Reclassified from Accumulated Other Comprehensive Loss into Earnings (Effective Portion)
	Three months ended January 31			Three months ended January 31
	2017	2016	Location	2017	2016
	In millions			In millions
Cash flow hedges:
Foreign currency contracts	$3	$3	Net revenue	$2	$1
Foreign currency contracts	—	(1)	Other operating expenses	—	—
Total currency hedges	$3	$2		$2	$1

As of January 31, 2017 and 2016, no portion of the hedging instruments’ gains or losses were excluded from the assessment of effectiveness for cash flow hedges. During the three months ended January 31, 2017, there was no hedge ineffectiveness for cash flow hedges. During the three months ended January 31, 2016, hedge ineffectiveness for cash flow hedges was not material.

As of January 31, 2017, Seattle expects to reclassify an estimated net Accumulated other comprehensive gain of approximately $3 million, net of taxes, to earnings in the next twelve months along with the earnings effects of the related forecasted transactions associated with cash flow hedges.

Derivative instruments not designated as hedging instruments had an immaterial effect in the Condensed Combined Statements of Operations for the three months ended January 31, 2017 and 2016.

Note 10: Related Party Transactions and Parent Company Investment

Intercompany Revenue and Purchases

During each of the three months ended January 31, 2017 and 2016, Seattle sold software to other businesses of Parent in the amount of $57 million.

During the three months ended January 31, 2017 and 2016, Seattle purchased equipment and services from other businesses of Parent in the amount of less than $1 million and $1 million, respectively. These intercompany purchases exclude leases with Parent’s wholly-owned leasing subsidiary, which are discussed in Note 1, “Overview and Summary of Significant Accounting Policies.”

Allocation of Corporate Expenses

The Condensed Combined Statements of Operations and Comprehensive Income include an allocation of general corporate expenses from Parent for certain management and support functions which are provided on a centralized basis within Parent. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. These allocations were $75 million and $89 million for the three months ended January 31, 2017 and 2016, respectively.

Management of Seattle and Parent consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Seattle. These allocations may not, however, reflect the expense Seattle would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Seattle had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Parent Company Investment

Parent company investment on the Condensed Combined Balance Sheets and Statements of Equity represents Parent’s historical investment in Seattle, the net effect of transactions with and allocations to Parent, and Seattle’s accumulated earnings.

Net Transfers to Parent

Net transfers to Parent are included within Parent company investment. The components of the Net transfers to Parent on the Condensed Combined Statements of Equity for the three months ended January 31, 2017 and 2016 was as follows:

	Three months ended January 31
	2017	2016
	In millions
Intercompany revenue	$(57)	$(57)
Intercompany purchases	—	1
Cash pooling and general financing activities	(112)	(219)
Corporate allocations	75	89
Income taxes	(47)	40
Total net transfers to Parent per Condensed Combined Statements of Equity	$(141)	$(146)

A reconciliation of Net transfers to Parent in the Condensed Combined Statements of Equity to the corresponding amount presented on the Condensed Combined Statements of Cash Flows for the three months ended January 31, 2017 and 2016 was as follows:

	Three months ended January 31
	2017	2016
	In millions
Net transfers to Parent per Condensed Combined Statements of Equity	$(141)	$(146)
Income taxes paid by Parent	(15)	(23)
Restructuring	(2)	(1)
Stock-based compensation	(17)	(17)
Other	(20)	62
Total net transfers to Parent per Condensed Combined Statements of Cash Flows	$(195)	$(125)

Note 11: Other Comprehensive (Loss) Income

Taxes Related to Other Comprehensive Loss

Taxes related to Other comprehensive loss were zero for the three months ended January 31, 2017 and 2016. As a result, the changes and reclassifications related to Other comprehensive loss, net of taxes were the same as the changes and reclassifications related to Other comprehensive loss before taxes as presented on the Condensed Combined Statements of Comprehensive (Loss) Income.

Reclassification of Pre-tax Net Gains on Cash Flow Hedges into Earnings

Pre-tax net gains on cash flow hedges were reclassified into earnings in the Condensed Combined Statements of Operations as follows:

	Three months ended January 31
	2017	2016
	In millions
Net revenue	$(2)	$(1)

The components of Accumulated other comprehensive loss, net of taxes as of January 31, 2017 and changes during the three months ended January 31, 2017 were as follows:

	Net unrealized gains (losses) on available-for- sale securities	Net unrealized gains on cash flow hedges	Cumulative translation adjustment	Accumulated other comprehensive loss
	In millions
Balance at beginning of period	$7	$2	$(54)	$(45)
Other comprehensive (loss) income before reclassifications	(1)	3	—	2
Reclassifications of gains into earnings	—	(2)	—	(2)
Balance at end of period	$6	$3	$(54)	$(45)

Note 12: Litigation and Contingencies

Seattle is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement between Seattle SpinCo, Inc. and Hewlett Packard Enterprise Company includes provisions that allocate liability and financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against liabilities to one party arising out of liabilities allocated to the other party. In addition, as part of the Separation and Distribution Agreement, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Separation and Distribution Agreement also contains provisions that allocate liability and financial responsibility for such litigation relating to both parties’ businesses. Seattle records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Seattle reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events pertaining to a particular matter. Litigation is inherently unpredictable. However, Seattle believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. Seattle believes it has recorded adequate provisions for any such matters and, as of January 31, 2017, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and Hewlett Packard Enterprise Company: This purported class and collective action was filed on August 18, 2016 and an amended (and operative) complaint was filed on December 19, 2016 in the United States District Court for the Northern District of California, against HP Inc. and Hewlett Packard Enterprise Company alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by an HP entity pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012.

Delaney and Haragos v. Hewlett-Packard Company and HP Enterprise Services, LLC: This purported California class action was filed on April 22, 2016 and a second (and operative) amended complaint was filed on September 2, 2016 in California Superior Court (San Diego County) against Hewlett-Packard Company, HP Inc., and Hewlett Packard Enterprise Services, LLC, alleging defendants violated the California Fair Employment and Housing Act and the California Unfair Competition Code by disproportionately laying off employees who were 40 or older and replacing them with younger workers. Plaintiff Haragos seeks to represent a Federal Rule of Civil Procedure Rule 23 state-law class comprised of all California employees who were terminated by defendants pursuant to a WFR plan between April 22, 2012 and the present. Plaintiff Delaney’s claims were voluntarily dismissed effective November 28, 2016. On January 26, 2017, the court granted defendants’ motion to compel plaintiff Haragos to arbitration. Pursuant to the terms of Mr. Haragos’ WFR release, the parties engaged in mediation on March 1, 2017 and reached a confidential settlement of Haragos’ individual claims. On March 28, 2017, the court dismissed Haragos’ class claims without prejudice.

Wall v. Hewlett-Packard Enterprise Company and HP Inc.: This certified California class action and Private Attorney General Act action was filed against Hewlett-Packard Company on January17, 2012 and the fifth (and operative) amended complaint was filed against HP Inc. and Hewlett Packard Enterprise Company on June 28, 2016. The complaint alleges that the defendants paid earned incentive compensation late and failed to timely pay final wages. On August 9, 2016, the court ordered the class certified without prejudice to a future motion to amend or modify the class certification order or to decertify. Trial is set to begin on May 22, 2017.

Realtime Data LLC: Realtime Data LLC (“Realtime”) filed three patent infringement actions in the Eastern District of Texas against HPE. The first was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services and Oracle (“Oracle matter”) and accuses HP’s Proliant servers running Oracle’s Solaris, HPE’s StoreOnce, and HPE’s Vertica. Oracle has agreed to indemnify HPE for all claims against HPE related to Oracle’s Solaris, including databases running Solaris with the ZFS file system on HP ProLiant servers. Following a March 23, 2017 mediation, Oracle and Realtime reached a settlement. It is unclear whether their agreement has been finalized. No stipulated judgment or joint motion to dismiss has been filed to date, although the parties notified the Court that an agreement has been reached in principle. The second lawsuit was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services, and SAP America Inc., Sybase Inc. (“SAP matter”) and accuses HP’s Converged Systems running SAP Hana. SAP agreed to indemnify HPE and HPES for the SAP related products. On June 16, 2016, SAP reached a settlement agreement with Realtime, which led to the dismissal of all of HPE’s products indemnified by SAP. The third lawsuit was filed on February 26, 2016 (amended on August 15, 2016) against Hewlett Packard Enterprise Company, HP Enterprise Services, and Silver Peak Systems, Inc. (“Silver Peak”), and accuses HPE’s StoreOnce, 3Par StoreServe, Connected MX, Connected Backup, and LiveVault. On November 17, 2016, the Magistrate Judge granted HPE and Realtime’s joint motion to sever and consolidate the Oracle and Silver Peak matters. There are seven patents asserted in the remaining lawsuits. The patents generally relate to data compression techniques used to conserve storage space. HPE and the joint defense group have filed several inter partes review petitions with the Patent Trial and Appeal Board on all seven asserted patents. On February 3, 2017, the Magistrate Judge granted HPE’s Motion to Stay Pending Inter Partes Review.

Environmental

Seattle’s operations are or may in the future become subject to various federal, state, local and foreign laws and regulations concerning environmental protection, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the energy consumption of operations. Seattle could incur substantial costs and it could face other sanctions, if it were to violate or become liable under environmental laws. Seattle’s potential exposure includes fines and civil or criminal sanctions, third-party property damage or personal injury claims and cleanup costs. The amount and timing of costs to comply with environmental laws are difficult to predict.

In particular, Seattle may become a party to, or otherwise involved in, proceedings brought by U.S. or state environmental agencies under the Comprehensive Environmental Response, Compensation and Liability Act known as “Superfund,” or other federal, state or foreign laws and regulations addressing the cleanup of contaminated sites, and may become a party to, or otherwise involved in, proceedings brought by private parties for contribution towards cleanup costs. Seattle is also contractually obligated to make financial contributions to address actions related to certain environmental liabilities, both ongoing and arising in the future, pursuant to the Separation and Distribution Agreement with Hewlett Packard Enterprise Company.

Note 13: Indemnifications

In the ordinary course of business, Seattle enters into contractual arrangements under which Seattle provides indemnifications to certain vendors and customers against claims of intellectual property infringement made by third parties arising from the use by such vendors and customers of Seattle’s software products and services and certain other matters. Some indemnifications may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

Note 14: Subsequent Events

Seattle evaluated subsequent events for recognition or disclosure through April 25, 2017, the date Condensed Combined Financial Statements were available to be issued.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Micro Focus Articles provide that, subject to the Companies Act 2006 of the United Kingdom and the U.K. Listing Rules, every director and officer and former director and former officer of Micro Focus and of each of the “associated companies” of Micro Focus (meaning any company that is a parent, subsidiary or sister company of Micro Focus) shall be indemnified by Micro Focus out of its own funds against:

(i)	subject to certain exceptions, any liability incurred by or attaching to him/her in connection with any negligence, default, breach of duty or breach of trust by him/her in relation to Micro Focus or any associated company of Micro Focus; and
(ii)	any other liability incurred by or attaching to him/her in the actual or purported execution and/or discharge of his/her duties and/or the exercise or purported exercise of his/her powers and/or otherwise in relation to or in connection with his/her duties, powers or office.

Generally, under the Companies Act 2006, a company may not indemnify its directors against liability covering: liability to the company in cases where the company sues the director (i.e., only liability to third parties can be the subject of an indemnity), liability for fines for criminal conduct or fines imposed by a regulator, or other liabilities, such as legal costs, in criminal cases where the director is convicted, or in civil cases brought by the company where the final judgment goes against the director.

Micro Focus has entered into a deed of indemnity with each of its directors and officers. Except as prohibited by applicable law, these deeds of indemnity may require Micro Focus, among other things, to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such directors and officers in any action or proceeding arising out of their service as a director or officer of Micro Focus, or one of its subsidiaries, or arising out of the services provided to another company or enterprise at Micro Focus’ request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Micro Focus pursuant to the foregoing provisions, Micro Focus has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)	The Exhibit Index is incorporated herein by reference.

See the Exhibit Index attached to this registration statement, which is incorporated herein by reference.

(b)	Financial Statements Schedule has been omitted as the information has been otherwise supplied in the financial statements or notes to the financial statements.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

Commission pursuant to Rule 424(b) if, in aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
4.	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.
5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned Registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the U.S. for purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newbury, United Kingdom, on         , 2017.

MICRO FOCUS INTERNATIONAL PLC

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Kevin Loosemore and Mike Phillips, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signatures	Title	Date

	Executive Chairman of the Board (Principal Executive Officer)	, 2017
Kevin Loosemore

	Chief Financial Officer and Executive Director (Principal Financial Officer and Principal Accounting Officer)	, 2017
Mike Phillips

	Chief Executive Officer of Micro Focus and Executive Director	, 2017
Stephen Murdoch

	Chief Executive Officer of SUSE and Executive Director	, 2017
Nils Brauckmann

	Senior Independent Non-Executive Director	, 2017
Karen Slatford

	Independent Non-Executive Director	, 2017
Richard Atkins

	Independent Non-Executive Director	, 2017
Amanda Brown

	(Independent Non-Executive Director)	, 2017
Silke Scheiber

	(Independent Non-Executive Director)	, 2017
Darren Roos

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated September 7, 2016 entered into among Micro Focus International plc, Hewlett Packard Enterprise Company, Seattle MergerSub, Inc., Seattle Holdings Inc. and Seattle SpinCo, Inc. (incorporated by reference to Exhibit 2.1 of Hewlett Packard Enterprise Company’s Current Report on Form 8-K filed on September 7, 2016)

2.2
Separation and Distribution Agreement dated September 7, 2016 entered into between Hewlett Packard Enterprise Company and Seattle SpinCo, Inc. (incorporated by reference to Exhibit 2.2 of Hewlett Packard Enterprise Company’s Current Report on Form 8-K filed on September 7, 2016)

2.3
Employee Matters Agreement dated September 7, 2016 entered into among Micro Focus International plc, Hewlett Packard Enterprise Company and Seattle SpinCo, Inc. (incorporated by reference to Exhibit 2.3 of Hewlett Packard Enterprise Company’s Current Report on Form 8-K filed on September 7, 2016)

2.4†	Form of Intellectual Property Matters Agreement to be entered into among Hewlett Packard Enterprise Company, Hewlett Packard Enterprise Development LP and Seattle SpinCo, Inc.

2.5†	Form of Real Estate Matters Agreement to be entered into between Hewlett Packard Enterprise Company and Seattle SpinCo, Inc.

2.6†	Form of Tax Matters Agreement to be entered into among Micro Focus International plc, Hewlett Packard Enterprise Company and Seattle SpinCo, Inc.

2.7†	Form of Transition Services Agreement to be entered into between Hewlett Packard Enterprise Company and Seattle SpinCo, Inc.

3.1*	Articles of Association of Micro Focus International plc

4.1*	Specimen certificate representing ordinary shares of Micro Focus International plc

4.2*	Form of Deposit Agreement by and among Micro Focus International plc and Deutsche Bank Trust Company Americas, as Depositary

4.3*	Form of American Depositary Receipt (included in Exhibit 4.2)

5.1*	Opinion of Travers Smith LLP regarding ordinary shares to be issued by Micro Focus International plc

8.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters

16.1	Form of letter from PricewaterhouseCoopers LLP

21.1*	Subsidiaries of Micro Focus International plc

23.1*	Consent of PricewaterhouseCoopers LLP relating to Micro Focus International plc

23.2*	Consent of Ernst & Young LLP relating to Seattle SpinCo, Inc.

23.3*	Consent of Grant Thornton LLP relating to The Attachmate Group

23.4*	Consent of Travers Smith LLP (included in Exhibit 5.1)

23.5*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

24.1*	Power of Attorney for Micro Focus International plc (included on signature page)
*	To be filed by amendment.
†	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.